March 24, 2025

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Re:	NusaTrip Incorporated (the “Company”)
Registration Statement on Form S-1
Filed on March 31, 2025 File No. 333-285997

Dear SEC Officers,

As counsel for the Company and on its behalf, this letter is being submitted with a comparison document of the registration statement on Form S-1 (File No. 333-285997) against the registration statement on Form S-1/A (File No. 333-283323) in order to facilitate to the review process of the Securities and Exchange Commission.

Please do not hesitate to contact Lawrence Venick at (310) 728-5129 or Ted Paraskevas at (917) 974-3190 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Lawrence Venick
Lawrence Venick
cc: Mr. Tjin Patrick Soetanto

Exhibit A

As filed with the U.S. Securities and Exchange Commission on ~~January 15~~March 21, 2025.

Registration No. 333~~-283323~~-[      ]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

~~AMENDMENT NO. 2 TO~~

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NUSATRIP INCORPORATED
(Exact name of registrant as specified in its charter)

Nevada	4700	99-2217461
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

28F AIA Central, Jl. Jend. Sudirman No.Kav. 48A, RT.5/RW.4, Karet, Semanggi, Kota Jakarta Selatan,
Daerah Khusus Ibukota, Jakarta 12930, Indonesia

Telephone: +62 21 5060 8747

(Address, including zip code, and telephone number including area code, of Registrant’s principal executive offices)

Nevada Discount Registered Agent, Inc.

831 Laca St, Dayton, NV 89403

Telephone: (775) 782-6587

(Name, address, including zip code, and telephone number including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Lawrence Venick, Esq. Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Road Central Hong Kong SAR Telephone: +852-3923-1111	Fang Liu, Esq. VCL Law LLP 1945 Old Gallows Road Suite 260 Vienna, VA 22182 Telephone: (703) 919-7285

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

On November 19, 2024, the Company initially filed a Registration Statement on Form S-1 with the U.S. Securities and Exchange Commission (the “SEC”), which was subsequently amended and declared effective by the SEC on February 14, 2025 (as so amended, the “Registration Statement”). In connection with the Registration Statement, the Company planned to offer 3,000,000 of its shares of common stock, once the Company’s common stock being trading on the Nasdaq Capital Market (the “Previous Offering”).

The information included in this Post-Effective Amendment No. 1 amends the Registration Statement and the prospectus contained therein. No additional securities are being registered under this Post-Effective Amendment No. 1. As of the date of this Post-Effective Amendment No. 1, the Company has not closed the Previous Offering, and no securities have been sold under the Registration Statement. All applicable registration fees were paid at the time of the original filing of the Registration Statement on November 19, 2024.

This registration statement contains two prospectuses, as set forth below.

● Public Offering Prospectus. A prospectus to be used for the public offering of shares of Common Stock through the underwriter named on the cover page of this prospectus, which is referred to in this Explanatory Note as the Public Offering Prospectus.

● The Resale Prospectus. A prospectus, which is referred to in this Explanatory Note as the Resale Prospectus, to be used for the resale by Selling Stockholders of up to 1,066,668 shares of Common Stock, consisting of 1,066,668 shares of Common Stock held by the Selling Stockholders.

The Resale Prospectus is substantively identical to the Public Offering Prospectus, except for the following principal points:

●	they contain different front covers;
●	they contain different “Offering” sections in the Prospectus Summary;
●	they contain different “Use of Proceeds” sections;
●	the “Capitalization” and “Dilution” sections are deleted from the Resale Prospectus;
●	a “Selling Stockholders” section is included in the Resale Prospectus;
●	the “Underwriting” section from the Public Offering Prospectus is deleted from the Resale Prospectus and a “Plan of Distribution” section is inserted in its place; and
●	the “Legal Matters” section in the Resale Prospectus deletes the reference to counsel for the underwriters.

The registrant has included in this registration statement a set of alternate pages after the back cover page of the Public Offering Prospectus, which are referred to as the Alternate Pages, to reflect the foregoing differences in the Resale Prospectus as compared to the Public Offering Prospectus. The Public Offering Prospectus will exclude the Alternate Pages and will be used for the public offering by the Registrant. The Resale Prospectus will be substantively identical to the Public Offering Prospectus except for the addition or substitution of the Alternate Pages and will be used for the resale offering by the Selling Stockholders.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offeror to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS              SUBJECT TO COMPLETION, DATED ~~JANUARY 15~~MARCH 21, 2025

NUSATRIP INCORPORATED
~~2,700~~3,000,000 Shares of Common Stock

This is the initial public offering of up to ~~2,700~~3,000,000 shares of the Common Stock, $0.0001 par value per share (“Common Stock”), of NusaTrip Incorporated (“Company”, “us” or “we”), or IPO. Prior to this IPO, there has been no public market for our Common Stock (the “Shares”). It is currently estimated that the initial public offering price per share will be between $4.0 and $5.0. The Selling Stockholders (as defined herein) are offering 1,066,668 shares of Common Stock to be sold in the offering pursuant to the Resale Prospectus. We will not receive any proceeds from the sale of the Common Stock to be sold by the Selling Stockholders. Currently, no public market exists for our Common Stock.

We intend to list our Common Stock on the Nasdaq Capital Market under the symbol “NUTR”, subject to meeting all applicable listing standards. At this time, Nasdaq has not yet approved our application to list our Common Stock. The closing of the IPO is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our stocks will be approved for listing on Nasdaq. There is no assurance that, if our listing is successful, an active trading market for our Common Stock will develop or be sustained. We are a “smaller reporting company” under applicable Securities and Exchange Commission rules and are subject to reduced public company reporting requirements for this prospectus and future filings.

This registration statement also contains a resale prospectus, pursuant to which the Selling Stockholders are offering 1,066,668 shares of Common Stock, or the resale offering, to be sold in one or more transactions that may take place in ordinary brokers’ transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals after the trading of our Common Stock on Nasdaq begins. We will not receive any proceeds from the sale of the shares of Common Stock to be sold by the Selling Stockholders. No sales of the shares covered by this prospectus shall occur until the shares of Common Stock sold in this offering begin trading on Nasdaq.

We are an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act of 2012, under applicable U.S. federal securities laws, and are eligible for reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company” for more information.

The registration of the shares hereunder does not mean that the Selling Stockholders will actually offer or sell the full number of the shares being registered pursuant to this prospectus. We will not receive any proceeds from the sales of shares of our Common Stock by the Selling Stockholders. The Selling Stockholders may offer the securities registered hereunder directly or through agents or to or through underwriters or dealers. The securities may be offered and sold through public or private transactions at market prices prevailing at the time of sale, at a fixed price or fixed prices, at negotiated prices, at various prices determined at the time of sale or at prices related to prevailing market prices. See “Plan of Distribution” for more information about how the Selling Stockholders may sell the shares of Common Stock being registered pursuant to this prospectus.

We will pay the expenses incurred in registering the shares, including legal and accounting fees. See “Underwriting”.

Investing in our Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 15 and elsewhere in this prospectus for a discussion of information that should be considered in connection with an investment in shares of our Common Stock. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these shares or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Company will be a “controlled company” under the Corporate Governance Rules of Nasdaq and can rely on exemptions from certain corporate governance requirements that could adversely affect the holders of the Company’s Common Stock. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of its directors be independent, as defined in the Corporate Governance Rules of Nasdaq and the requirement that the compensation committee and nominating and corporate governance committee of the Company consist entirely of independent directors. The Company currently does not intend to rely on these exemptions. However, if the Company decides to rely on exemptions applicable to controlled company under the Corporate Governance Rules of Nasdaq in the future, you will not have the same protections afforded to stockholders of companies that are subject to all of Nasdaq corporate governance requirements. See “Risk Factors — the Company will be a “controlled company” within the meaning of the NASDAQ corporate governance standards and, as a result, will be entitled to rely on exemptions from certain corporate governance requirements that provide protections to stockholders” and “Controlled Company Exemption.” In addition, upon the consummation of this offering, Society Pass Incorporated will control ~~78.8~~77.5% of the voting power of the Company’s outstanding voting securities.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses(2)	$	$

(1) We have agreed to pay Cathay Securities, Inc., as the representative (the “Representative”) of the underwriters named in this prospectus, an underwriting discount equal to seven percent (7.0%) of the gross proceeds of the offering.

(2) The amount of offering proceeds to us presented in this table does not give effect to the exercise of the over-allotment option issued to the Underwriter.

We have ~~also~~ agreed to issue to the Representative, on the closing date of this offering, warrants in an amount equal to seven percent (7.0%) of the aggregate number of shares of Common Stock sold by us in this offering and exercisable at a price per share equal to one hundred and twenty-five percent (125%) of the public offering price (the “Underwriter’s Warrants”). In addition, we have agreed to pay a non-accountable expense allowance to the Representative equal to 1% of the gross proceeds received at the closing of the offering. For a description of compensation to be received by the Underwriter, see “Underwriting” for more information.

~~(2) The amount of offering proceeds to us presented in this table does not give effect to the exercise of the over-allotment option issued to the Underwriter.~~

We have granted the underwriters an option, exercisable for up to 45 days from the date of this prospectus, to purchase a maximum of ~~405~~450,000 shares of Common Stock (equal to fifteen percent (15%) of the aggregate number of shares of Common Stock sold in this offering) on the same terms as the other shares of Common Stock being purchased by the underwriters from us.

This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and purchase all of the shares of common stock offered under this prospectus if any such shares are taken.

The underwriters expect to deliver the securities to purchasers in the offering on or about [  ], 2025.

Until and including [*], 2025 (twenty-five (25) days after the date of this prospectus), all dealers that buy, sell or trade our Common Stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

The date of this prospectus is [  ], 2025

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our Common Stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our Common Stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our securities and the distribution of this prospectus outside of the United States.

Copies of some of the documents referred to herein have been filed as exhibits to the registration statement of which this prospectus forms a part, and you may obtain copies of those documents as described in this prospectus under the heading “Where You Can Find More Information.”

Unless the context indicates otherwise, as used in this prospectus, “we,” “us,” “our,” “the Company,” “NusaTrip,” means NusaTrip Incorporated, a Nevada corporation.

i

Conventions That Apply to This Prospectus

Unless we indicate otherwise, all information in this prospectus assumes no exercise by the underwriters of their option to purchase up to ~~405~~450,000 shares of Common Stock from us.

Except where the context otherwise requires and for purposes of this prospectus only:

●	“APAC” refers to the Asia-Pacific geographic region;

●	“Board of Directors” or “Board” refers to the Board of Directors of the Company

●	“Common Stock” refers to shares of Common Stock, $0.0001 par value per share, of the Company;

●	“Controlling Stockholder” means Society Pass, who will owns ~~100~~92.9% of our Common Stock prior to the consummation of the Offering, giving it a majority of the aggregate voting power of the Company’s voting securities upon the consummation of this offering;

●	“Convertible Notes” refers to the aggregate of $1,600,002 principal amount of convertible notes purchased by certain Selling Stockholders ~~on October 18, 2024;~~;

●	“IPO” means the initial public offering of our Common Stock;

●	“OTA” refers to on-line travel agency;

●	“SEA” refers to the Southeast Asia geographic region especially Indonesia, Singapore, Malaysia and Vietnam;

●	“SEC” refers to the Securities and Exchange Commission;

●	“Selling Stockholders” means the selling stockholders who are listed in the Resale Prospectus;

●	“SEO” refers to search engine optimization;

●	“Society Pass” or “SP” refers to Society Pass Incorporated, a Nevada corporation that owns ~~100~~92.9% of our Common Stock.

●	“Super Voting Preferred Stock” refers to the 75,000 shares of Super Voting preferred stock, par value $0.0001 per share, outstanding, with each share having 1,000 votes; the Super Voting Preferred Stock is not convertible into Common Stock and has no sunset provision;

●	“US$” or “U.S. dollars” refers to the legal currency of the United States;

●	“US GAAP” refers to U.S. generally accepted accounting principles, consistently applied; and

●	“We,” “us,” “our company,” “the Company,” “NusaTrip,” or “our” refers to NusaTrip Incorporated, a Nevada corporation, and its subsidiaries.

Our reporting currency is U.S. dollars and most of our revenue is denominated in U.S. dollars. This prospectus contains translations of Vietnamese Dong, Indonesian Rupiah, Singapore Dollars and Malaysia Ringgit into U.S. dollars solely for the convenience of the reader. The conversion of Vietnamese Dong, Indonesian Rupiah, Singapore Dollars and Malaysia Ringgit into U.S. dollars is based on the exchange rates set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Vietnamese Dong, Indonesian Rupiah, Singapore Dollars or Malaysia Ringgit to U.S. dollars and from U.S. dollars to Vietnamese Dong, Indonesian Rupiah, Singapore Dollars and Malaysia Ringgit in this prospectus were made at the rates of 0.~~000040~~000039, 0.~~000063~~000062, 0.~~747625~~733821 and 0.~~215917~~223621 respectively, to US$1.00, the noon buying rate in effect as of ~~September 30~~December 31, 2024.

This prospectus may contain additional trademarks, service marks and trade names of others. Such trademarks, service marks and trade names are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other person.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Such forward-looking statements include, among others, those statements including the words “believes”, “anticipates”, “expects”, “intends”, “estimates”, “plans” and words of similar import. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Forward-looking statements are based on our current expectations and assumptions regarding our business, potential target businesses, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. We caution you therefore that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of future performance. You should understand that many important factors, in addition to those discussed in this prospectus, could cause our results to differ materially from those expressed in the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include changes in local, regional, national, or global political, economic, business, competitive, market (supply and demand) and regulatory conditions identified under Risk Factors:

Other sections of this prospectus describe additional risk factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time, and it is not possible for our management to predict all risk factors and uncertainties, nor are we able to assess the impact of all of these risk factors on our business or the extent to which any risk factor, or combination of risk factors, may cause actual results to differ materially from those contained in any forward-looking statements. These risks and others described under the section “Risk Factors” above are not exhaustive.

Given these uncertainties, readers of this registration statement on Form S-1 are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

MARKET DATA

The Company uses market data throughout this prospectus. The Company has obtained certain market data from publicly available information and industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry, and there is no assurance that any of the projections or forecasts will be achieved. The Company believes that the surveys and market research others have performed are reliable, but the Company has not independently verified this information.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that you should consider before investing in the shares. You are urged to read this prospectus in its entirety, including the information under “Risk Factors” and our financial statements and related notes included elsewhere in this Prospectus.

Unless the context indicates otherwise, as used in this prospectus, “we,” “us,” “our,” “the Company,” “NusaTrip,” or “NT,” means, Inc., a Nevada corporation.

Our Mission Statement

NusaTrip’s mission is to become the Premier Travel Hub in Southeast Asia.

Overview

Established in 2015 and headquartered in Jakarta, Indonesia, NusaTrip is a travel ecosystem with geographical specialization in Southeast Asia (SEA) and Asia-Pacific (APAC). NusaTrip is an acquisitions-focused company. Mergers and acquisitions (M&A) of offline travel agencies play a pivotal role in our growth strategy. We have demonstrated an ability to execute accretive and synergistic acquisitions as well as integrate and fundamentally improve our acquired businesses. We have completed acquisitions of VLeisure and VIT, both travel companies in Vietnam. We will continue to focus on the acquisition of other synergistic companies, and we are currently looking to acquire travel agencies operating in PRC, Hong Kong, Philippines, Thailand, Singapore, Malaysia, India, and UAE. As of the date of this prospectus, we have no current mergers or acquisitions pending or contemplated. We aim to bring travelers from the rest of the world to SEA and APAC (inbound travel) and bring travelers from SEA and APAC to the rest world (outbound travel).

In August 2022, NusaTrip officially joined the Society Pass Inc. (Nasdaq: SOPA) ecosystem when SOPA acquired 75% of the outstanding capital stock of Nusatrip International Pte Ltd. and also purchased all of the outstanding capital stock of PT Tunas Sukses Mandiri, a company existing under the law of the Republic of Indonesia. Both of the acquired companies engage in online ticketing and reservation services. In May 2023, SOPA incorporated Nusa Trip Incorporated and SOPA transferred its ownership of the acquired companies to NusaTrip Incorporated.

We are the first Indonesian-based online travel agent (OTA) in Indonesia to receive International Air Transport Association (IATA) accreditation. IATA gives OTA’s access to all airline fares and inventories. For being the first IATA-accredited OTA in Indonesia, we have first-hand fares from both full-service and low-cost carriers. This also gives us access to global distribution channels from the Meta Searches (Kayak and SkyScanner) where newly established OTA will have only regional access for distribution. In addition, as a member of ASITA — Association of the Indonesia Tours and Travel Agencies, our mission is to become the Premier Travel Hub in SEA. We believe travel brings different and disparate cultures and people together. In short, travel brings humanity closer together. NusaTrip contributes to the revitalization of the regional and global travel and tourism industry by enabling and promoting social network-based entrepreneurship and cross collaboration. And we promote SEA and APAC to travelers both regionally and globally through our NusaTrip and VLeisure websites, NusaTrip mobile application and NusaTrip social media channels, including Instagram, Facebook, TikTok, LinkedIn, Twitter and YouTube. As of ~~September 30~~December 31, 2024, we employ more than 65 staff members, all of which are based in our offices in Jakarta, Vietnam and Singapore. Previously, we employed more than 100 staff members, however, we decreased our staff members due to the successful completion of the supplier API integration and system feature upgrades. As a result, this has led to a reduction in the number of employees, particularly in the technology department at the Jakarta office.

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Since we began operations more than a decade ago as one of the first OTAs in SEA, NusaTrip has revolutionized travel in SEA and APAC by allowing our corporate and retail customers to manage their own travel plans. NusaTrip offers world-class quality products, services and experiences for customers, clients, affiliates and business partners. Our marketing and technology platform empowers the 680 million people of SEA to more efficiently research, plan, book and experience travel for themselves and serves an extensive portfolio of airline, hotel and other travel brands. NusaTrip has onboarded over 1.3 million registered users, over 500 airlines and over 650,000 hotels around the world as well as connected with over 80 million unique visitors. In addition, our NusaTrip mobile application has been downloaded more than 1 million times. Previously, airlines and hotels in SEA had to engage with multiple players and potential partners in each market. However, now they can rely on NusaTrip as their single partner, offering a comprehensive solution for market entry across SEA’s diverse markets. We seamlessly integrate both offline and online sales channels such as through website, customer support, and corporate operations, to ensure consistent distribution and maintain complete control over the customer experience. For end consumers, our online travel agency platform significantly enhances the customer experience for a user-friendly platform with competitive prices. We prioritize consumer protection, ensuring bookings are made securely, and seamlessly served until the activity and post-activity date. Our airline and hotel partners suppliers distribute and market products via our desktop and mobile offerings, as well as through alternative distribution channels, our business partnerships and our call centers in order to reach our extensive regional audience.

The Opportunity

The travel market in SEA offers a great opportunity for investors and entrepreneurs who want to tap into the growing demand for travel and lifestyle services in the region. We expect that continued strong economic expansion, robust population growth, rising levels of consumerism and urbanization and the increasing rate of adoption of mobile and Internet technology provide abundant market opportunities for our Company in SEA:

●	Strong historical and expected economic growth over the next two decades. According to the Australian Department of Foreign Affairs and Trade, SEA is projected to become the world’s fourth-largest economy by 2040, after the United States (“US”), China and India, with an expected compound annual growth rate of 4 per cent between 2023 and 2040;[1]

●	Favorable demographics. SEA possesses a large and growing population of more than 696 million people; Indonesia represents more than 40% of SEA’s population, while SEA comprises more than 8.52% of the global population;[2]

●	A rising middle class and young generation willing to consume to explore new destinations and experiences;

●	Rise of the Internet economy with 252 million additional internet users have come online in the last five years growing from 360 million users in 2019 to 612 million users in 2024.[3]

Despite the lingering effects to the global economy due to Covid-19, SEA’s economic growth compares favorably to that of the developed world, reaching 4.6% growth rate in 2023 as opposed to 0.9% and 1.0% for both the European Union (“EU”) and the US, respectively. As of 2023, SEA’s combined gross domestic product (“GDP”) reached US$3.8 trillion. In comparison, the respective GDP for both the European Union (“EU”) and the US totaled US$25.8 trillion and US$36.6 trillion in 2023.4 SEA has experienced rapid economic growth rates in recent years, far exceeding growth in major world economies such as Japan, the EU and the US. The combined GDP of ASEAN Member States (AMS) was USD 3.8 trillion in 2023, making it the world’s fifth-largest economy. Projections indicate that by 2030, AMS are poised to ascend to the position of the world’s fourth-largest economy. In 2023, ASEAN achieved 4.1% economic growth, with a trajectory expected to persist, underpinned by robust foundational elements. Anticipated regional growth rates are set to surpass the estimated global averages, with a projected increase to over 4.6% in 2024 and 4.7% in 2025.5

1 See ASEAN Briefing (2024). Australia Commits New Investments to Strengthen Ties with Southeast Asia.

2 See Worldometer (2024). South-Eastern Asia Population.

3 See Google, Temasek and Bain & Company (2024). e-Conomy SEA 2024.

4 See International Monetary Fund World Economic Outlook (October - 2024).

5 See ASEAN (2024). ASEAN Matters: Epicentrum Of Growth.

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A large and growing population is expected to lead to greater spending on lifestyle, education and housing, while demand will increase for health and aged care services. SEA continues to enjoy robust population growth. The United Nations Population Division estimates that the population of the SEA countries in 2000 was approximately 527 million people growing to 695 million in 2024.6 This population growth is driving rising levels of urbanization. Mirroring the demographic trends in China more than three decades ago, SEA is undergoing rapid urbanization with urban population percentage increasing from 31.7% in 1990 to 52.2% in 2024 according to NASA/ADS. And it is projected to grow to 62.1% of the total population by 2040.7

OTA Business Model in SEA

The current OTA business model in SEA typically involves acting as intermediaries between travelers and various travel service providers such as airlines and hotels. OTAs offer a one-stop platform where travelers can search, compare, and book flights, hotels, car rentals, and other travel-related services. These platforms earn revenue through commissions, service fees, and advertising partnerships. OTAs negotiate agreements with airlines, hotels, and other travel suppliers to access their inventory and offer competitive prices to customers. Additionally, some OTAs in SEA have expanded their services to include holiday packages, tours, and activities to provide a comprehensive travel experience. OTAs leverage technology, digital marketing, and customer data to attract users, enhance user experience, and drive bookings. They often invest in and partners with third party mobile apps and user-friendly interfaces, especially payment apps, to cater to the growing mobile-savvy population in the region. Furthermore, OTAs in SEA may also partner with banks, restaurants, malls, stores, car rental companies, airlines, hotels and other companies to offer exclusive promotions, loyalty programs, and additional value-added services to customers.

OTAs face several challenges in the current landscape. One of the key issues is intense competition within the OTA industry, with numerous players vying for market share. For example, three major OTAs operate in Indonesia: Traveloka, Tiket.com, and NusaTrip. This competition creates downward pressure on profit margins and requires continuous innovation and differentiation to stand out. Another challenge is the growing influence of direct bookings by suppliers, such as airlines and hotels, who aim to reduce dependency on OTAs and establish direct customer relationships. This shift poses a threat to OTA revenue streams and requires OTAs to offer unique value propositions to remain relevant. Generally, it means that OTA must navigate complex and ever-changing regulations and legal frameworks across different countries, which can affect their operations and expansion plans. The OTA industry is also susceptible to external factors like economic downturns, political instability, and natural disasters that can disrupt travel demand and impact revenues. Meanwhile, customer expectations are constantly evolving, and OTAs must continuously enhance their technology, user experience, and personalized offerings to meet these demands. Finally, issues related to data privacy and security are of utmost importance, as OTAs handle sensitive customer information, and any breaches can erode customer trust. This means that OTAs must adapt to these challenges by leveraging technology, fostering strategic partnerships, delivering exceptional customer experiences, and staying ahead of market trends to thrive in the dynamic travel industry.

6 See ASEAN (2024). ASEAN Matters: Epicentrum Of Growth.

7 See Worldometer (2024). South-Eastern Asia Population.

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Our Business Model

To overcome the problems of a typical OTA in SEA, NusaTrip works closely with global distribution system (“GDS”) partners, conducts market research, seeks strategic alignment with local travel agencies that have market presence and expertise, adapts to local culture, integrates compatible technologies, leverages branding and marketing expertise, prioritizes customer-centric approaches, fosters collaboration and synergy, and ensures compliance with regulations. By working with our GDS suppliers, we source inventory from multiple countries, consolidators and airlines to find the cheapest fares for our corporate and retail customers. In addition, we continuously upgrade our technology platform to meet the challenges of data privacy head on. Because we have been financially supported by our Nasdaq-listed parent company, SOPA, NusaTrip historically has had the financial backing to continuously re-invest in our marketing and technology platforms. After the IPO, we expect to obtain any funds needed in excess of the amounts generated by our operating activities, and/or through the capital markets or bank financing, and not from Society Pass.

The NusaTrip revenue model is four-fold: the agency model, the merchant model, the advertising model and hotel technology software services.

●	Agency Model. Under the agency model, leveraging our NusaTrip.com website, NusaTrip mobile application, and VLeisure.com website, NusaTrip facilitates travel bookings and act as the agent in the transaction, passing reservations booked by the traveler to the relevant travel provider. We receive commissions or ticketing fees from the travel supplier and/or traveler. We record revenue on air transactions when the traveler books the transaction, as we do not typically provide significant post booking services to the traveler and payments due to and from air carriers are typically due at the time of ticketing. Additionally, we generally record agency revenue from the hotel when the stayed night occurs as we provide post booking services to the traveler and, thus consider the stay as when our performance obligation is satisfied;

●	Merchant Model. Under the merchant model, we facilitate the booking of hotel rooms, alternative accommodations, airline seats, car rentals and destination services from our airline, hotel and travel suppliers. As such, NusaTrip acts as the merchant of record for such bookings. For example, we provide travelers access to book hotel room reservations through our contracts with lodging partners, which provide us with rates and availability information for rooms but for which we have no control over the rooms and do not bear inventory risk. Our travelers pay us for merchant hotel transactions prior to departing on their trip, generally when they book the reservation. The majority of our merchant transactions relate to lodging bookings; and

●	Advertising Model. Under the advertising model, we offer travel and non-travel advertisers access to a potential source of incremental traffic and transactions through our various media and advertising offerings across several of our transaction-based websites and apps.

●	Hotel technology platform software services. Under the hotel technology platform software services model, we sell software to our hotel clients, principally focusing on property management system, point of sales, booking engines & travel agencies portals, customer data platform, hotel room management, and revenue management.

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Marketing and Brand Positioning

The NusaTrip overall marketing strategy focuses on our continued ability to increase the number of airline and hotel bookings flowing through our NusaTrip and VLeisure marketing platforms:

●	driving recurring transactions from retail and corporate customers to generate ever increasing Business-to-Consumer (“B2C”) and Business-to-Business (“B2B”) revenues (See Business- Marketing and Brand Positioning for a description of our B2B and B2C offerings);

●	increasing downloads from our NusaTrip application on both Apple Store and Google Play. Since our establishment more than a decade ago, our NusaTrip mobile application has been downloaded more than 1 million times;

●	building and increasing the value of our various two brands, NusaTrip and VLeisure, by driving traffic to the NusaTrip.com and VLeisure.com websites through brand, performance and viral marketing, such as word of mouth, peer-to-peer, micro-networking and crowd sourcing. Furthermore, we engage in affiliate performance marketing programs, traditional public relations and communications activities, such as trade show attendance, to strengthen market recognition for our two brands and enable us to be less reliant on performance marketing, which reducing our customer acquisition costs;

●	increasing our brand awareness on social media channels such as Instagram, Facebook, LinkedIn, Twitter and TikTok. We employ our sister company, Thoughtful Media Group Inc (TMG) within the SOPA ecosystem, to share promotions and news about NusaTrip. As one of the leading advertising platforms in SEA, TMG executes our consumer, product, corporate, and policy communications plan and brand strategy by working with its over 10,000 social media influencers to conduct media and advertising campaigns on our behalf. Our social media marketing increases awareness among potential customers, helping them to understand the benefits of using our technology solutions to book their travel experiences, including flights, hotels, cars, cruises and tours.;

●	creating a loyal customer base and capturing lifetime customers through our arrangement with Society Pass and the Society Pass loyalty program, which we plan to continue, as it incentivizes customers through the earning and redeeming of loyalty points as well as promotional offers from our airline and hotel partners. Customers enrolled in the program earn Society Points and may redeem them for discounted tickets and hotel rooms with our travel partners. We believe that our loyal customer base that will not only generate additional revenues but also provide positive word-of-mouth marketing and expand our business further with GDS partners, airlines and hotels;

●	building and maintaining long-term, strategic relationships with our traveler partners, in particular, GDS suppliers, flight aggregators, airlines, travel agencies, hotels, property owners, and destination service providers. With NusaTrip, our travel partners are able offload their flight and hotel inventory with a trusted OTA. NusaTrip delivers value to our travel supply partners by increasing their revenues, while simultaneously reducing their overall marketing transaction and customer service costs.; and

●	optimizing ongoing traveler acquisition costs. By removing the middle man in the transaction, we offer our customers cost effective travel products and experiences.

Financial Highlights

For the ~~nine months~~   year ended ~~September 30~~December 31, 2024, we had revenues of $~~887,711~~1,181,746 and a net loss of $~~487,956~~787,096. See “Summary Consolidated Financial Data” and “Index to Consolidated Financial Statements.”

As shown in our financial statements, the Company has suffered from working capital deficit of $6,~~164,541~~005,394 and shareholders’ ~~accumulated~~ deficit of $5,~~881,693~~828,060 as of ~~September 30~~December 31, 2024, that, in the view of our auditor, raise substantial doubt about our ability to continue as a going concern. See “Index to Consolidated Financial Statements.” Management’s plans regarding these matters are also described in Note 2 to our consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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Voting and Other Rights of Common Stock and Super Voting Preferred Stock

Common Stock

As of the date of this prospectus, there are ~~14,000,000~~15,066,668 shares of our Common Stock outstanding.

The holders of our Common Stock are entitled to the following rights:

Voting Rights. Each share of our Common Stock entitles its holder to one vote per share on all matters to be voted or consented upon by the stockholders. Holders of our Common Stock are not entitled to cumulative voting rights with respect to the election of directors.

Other Rights. The holders of our Common Stock have no subscription, redemption or conversion privileges. Our Common Stock does not entitle its holders to pre-emptive rights. All of the outstanding shares of our Common Stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of our Common Stock are subject to the rights of the holders of shares of any series of preferred stock which we may issue in the future.

Super Voting Preferred Stock

On May 22, 2023, we designated 50,000 shares of our preferred stock as Super Voting Preferred Stock. On June 21, 2024, we designated an additional 25,000 shares of our preferred stock as Super Voting Preferred Stock.

On September 3, 2024, we have issued 75,000 shares of the Company’s Super Voting Preferred Stock to Heather Maynard. On October 14, 2024, in order to facilitate our IPO process, Heather Maynard disclaimed all interests in the 75,000 shares of Super Voting Preferred Stock voluntarily and without any consideration, which the Super Voting Preferred Stock subsequently are held in the treasury. We will not be issuing any shares of the Super Voting Preferred Stock prior to the consummation of this offering. We may issue shares of the Super Voting Preferred Stock from time to time after we consummate this offering.

The following is a summary of the material terms of our Super Voting Preferred Stock.

Voting Rights. Each share of our Super Voting Preferred Stock entitles its holder to 1,000 votes per share and votes with our Common Stock as a single class on all matters to be voted or consented upon by the stockholders.

Other Rights. The holders of our Super Voting Preferred Stock are not entitled to any dividend rights. The holders of the Super Voting Preferred Stock are not entitled to any liquidation preference or subject to any redemption rights. The shares of our Super Voting Preferred Stock are not convertible into shares of our Common Stock, and are not subject to any sunset or other termination provisions.

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Convertible Notes

On October 18, 2024, the Company ~~completed~~entered into three private placements of an aggregate of $1,600,002 principal amount of Convertible Notes, each subscription amount of a convertible note is US$533,334. Pursuant to the amendments to the securities purchase agreement for Convertible Notes dated November 13, 2024, entered by the Company and the investors, the Convertible Notes shall automatically convert into shares of our common stock upon the effectiveness of the registration statement at the conversion price of $1.50 per share. The Convertible Notes mature six months after issuance, on which date the full principal amount and interest thereon will be due and payable in full. The Convertible Notes ~~automatically convert~~were converted into an aggregate of 1,066,668 shares of Common Stock ~~upon~~and issued to the ~~effectiveness of~~investors, and the ~~registration statement~~three private placements were completed on February 10, 2025.

Relationship With and Separation From Society Pass

On June 3, 2024, the Company authorized the issuance of up to an additional 7,999,000 shares of Common Stock, comprised of (i) ~~2,700~~3,000,000 shares to be issued to the Underwriters upon the consummation of this offering (ii) up to an additional ~~405~~450,000 shares to be issued to the Underwriters upon their over-allotment option, if and to the extent such option is exercised. On September 2, 2024, the Company issued 6,000,000 to Society Pass for an aggregate price of $600. As of the date of this prospectus, Society Pass will retain its current ownership of 14,000,000 shares of Common Stock.

On September 30, 2023, Society Pass, Heather Maynard, and the Company entered into an employment agreement. Pursuant to the employment agreement, Heather Maynard has agreed to serve as the chairwoman of the board of the Company, representing Society Pass on the board of the Company. In consideration of Ms. Maynard’s services, the Company has agreed to pay her the amount of EUR 120,000 (approximately $130,492) per year. Ms. Maynard may terminate the agreement upon giving the Company thirty days’ prior written notice, and the Company may terminate the agreement if Ms. Maynard resigns from the board or is not elected to the Company’s board at its annual meeting. Dennis Nguyen, founder and then-Chief Executive Officer of Society Pass, owns 20% equity interest in H&D Mediterranean, in which Ms. Maynard owns 80% equity interest. H&D Mediterranean is in the business of real estate investing and management in France. Ms. Maynard was previously be the registered agent for the Dennis Nguyen Family Foundation, a California nonprofit corporation, from 2015 to 2018. Ms. Maynard has also been the chairwoman of the board of directors of Thoughtful Media Group Incorporated, a wholly-owned subsidiary of Society Pass, since October 2023, representing Society Pass on the board of directors of Thoughtful Media Group Incorporated. Further, on September 30, 2023, Society Pass, Heather Maynard, and Thoughtful Media Group Incorporated, also entered into an employment agreement. Pursuant to the employment agreement, Heather Maynard has agreed to serve as the chairwoman of the board of the Company, representing Society Pass on the board of the Company. In consideration of Ms. Maynard’s services, the Company has agreed to pay her the amount of EUR 120,000 (approximately $130,492) per year. Ms. Maynard may terminate the agreement upon giving the Company thirty days’ prior written notice, and the Company may terminate the agreement if Ms. Maynard resigns from the board or is not elected to the Company’s board at its annual meeting. Other than the rights and obligations set forth in the employment agreement and the business interest in H&D Mediterranean, Ms. Maynard does not have any other relationships (including family relationship), agreements, affiliations, or any understanding that Ms. Maynard has or has had with Society Pass, its officers and directors and/or its majority owner Dennis Nguyen.

As of the date of this prospectus, Society Pass was the ~~100~~92.9% owner of the Company. As of the consummation of this offering, after the conversion of the Convertible Notes into shares of Common Stock and assuming no exercise of the over-allotment option, Society Pass will continue to own 14,000,000 shares of Common Stock.

Prior to the consummation of this offering, the Company has been operating as a separate company from Society Pass with its own management and operations staff. The Company has, prior to the consummation of the IPO, relying on loans from Society Pass to fund its expansion and operation. The Company has not and will not pay any dividends to Society Pass or transfer any assets in connection with the separation of the two companies. After the consummation of the IPO, the Company shall repay outstanding loans made by Society Pass in the aggregate amount of $1,~~046,393~~047,600 and $927,266, based on record as of ~~September 30, 2024 and~~ December 31, 2024 and 2023, respectively.

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Our corporate structure after giving effect to this offering shall be as follows:

* “Other Stockholders” are comprised of the holders of Common Stock to be issued upon the conversion of the Convertible Notes, and the holders of Common Stock offered in this Offering.

The foregoing chart assumes no exercise by the underwriters of their over-allotment option. Of the “Other Stockholders,” the holders of Common Stock to be issued upon the conversion of the Convertible Notes would own an aggregate of ~~6.0~~5.9%, and the holders of Common Stock offered in this Offering would own an aggregate of ~~15.2~~16.6%, of the outstanding Common Stock.

The subsidiaries shown in the foregoing chart are currently owned by the Company, and the ownership of each such subsidiary shall not change upon or as a result of the consummation of this offering.

As of the consummation of this offering, directors of the Company, Vincent Puccio and Michael Freed will also will be director of Society Pass. These overlapping relationships could present potential conflicts of interest. For more details, refer to “Risk Factors - We may have conflicts of interest with our Controlling Stockholder and, because of our Controlling Stockholder’s controlling ownership interest in our Company, we may not be able to resolve such conflicts on terms favorable to us.”

As of the date of this prospectus, the Company and Society Pass are not parties to any support agreement, tax sharing arrangement, registration rights agreement or other written agreement. As of the consummation of this offering, the Company and Society Pass will not be parties to any support agreement, tax sharing arrangement, registration rights agreement or other written agreement.

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Impact of the COVID-19 Pandemic and other Global Events

The full impact of the COVID-19 pandemic on our business, financial condition and results of operations remains unpredictable due to the evolving nature of the COVID-19 pandemic and the extent of its impact across industries and geographies and numerous other uncertainties. For example, we cannot predict the duration and spread of the outbreak of new variants of the virus, additional actions that may be taken by governmental entities, or the impact the pandemic may have on the ability of us, our customers, our suppliers, our manufacturers, and our other business partners to conduct business. To date, COVID-19 has led to the implementation of various responses, including government-imposed quarantines, business closures, travel restrictions, and other public health safety measures. The extent to which the COVID-19 pandemic impacts our business will depend on future developments, which are highly uncertain and cannot be predicted at this time~~,~~.

The spread of COVID-19 caused us to modify our business practices, including employee travel, employee work locations in certain cases, and cancellation of physical participation in certain meetings, events and conferences and further actions may be taken as required or recommended by government authorities or as we determine are in the best interests of our employees, customers, and other business partners. Our business operations were back to normal in year after the waning of the COVID-19 threat. We are monitoring the global outbreak of the pandemic, in SEA, especially Vietnam and are taking steps in an effort to identify and mitigate the adverse impacts on, and risks to, our business posed by its spread and the governmental and community reactions thereto. COVID-19 has not had any impact on our results of operations or our financial condition.

The Russian-Ukraine war and the supply chain disruption have not affected any specific segment of our business.

Corporate Information

NusaTrip’s principal office in the U.S. is located at 701 S. Carson Street, Suite 200, Carson City, NV 89701.

The Company’s headquarters are located at 28F AIA Central, Jl. Jend. Sudirman No.Kav. 48A, RT.5/RW.4, Karet, Semanggi, Kota Jakarta Selatan, Daerah Khusus Ibukota Jakarta 12930, Indonesia.

The website for our travel tech and online travel agency website platform is www.nusatrip.com.

The information included on our websites are not part of this prospectus.

The following is our corporate structure prior to giving effect to this offering:

Upon the consummation of this offering, Society Pass Incorporated will control ~~78.8~~77.5% of the voting power of the Company’s outstanding voting securities. The following is our corporate structure after giving effect to this offering:

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Summary of Risk Factors

In addition to the other information contained in this prospectus, including the matters addressed under the heading “Cautionary Note Regarding Forward-Looking Statements,” you should carefully consider all of the risks and uncertainties described in the section of this prospectus captioned “Risk Factors.” These risks include, but are not limited to, the following:

Risks Related to Our Financial Condition

●	We have a limited operating history as a Group on which you can evaluate our business and prospects.

●	We have not generated substantial revenues under our new businesses, which makes it difficult for us to evaluate our future business prospects and make decisions based on those estimates of our future performance.

●	We have incurred operating losses in the past, and we may not be able to generate sufficient revenue to be profitable, or to generate positive cash flow on a sustained basis. In addition, our revenue growth rate may decline.

●	There is substantial doubt about our ability to achieve profitability if we are unable to generate significant revenue or secure additional financing, we may be unable to implement our business plan and grow our business.

●	We may require additional capital to support our business and objectives, and this capital might not be available on acceptable terms, if at all.

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Risks Related to Doing Business in the Southeast Asia Region

●	Our revenue and net income may be materially and adversely affected by any economic slowdown within SEA. Changes in the economic, political or social conditions or government policies in SEA could have a material adverse effect on our business and operations.

●	Fluctuations in foreign currency exchange rates will affect our financial results, which we report in U.S. dollars.

●	The imposition of barriers to trade or escalation of trade disputes could materially and adversely affect demand for our services.

Risks Related to Our Business

●	Privacy risk — The five highest priority privacy risk domains identified by participants were data breaches, non-compliant third-party data processing, ineffective privacy by design implementation, inappropriate personal data management, and insufficient privacy training for employees

●	Performance risk — Performance is defined as the throughput of business transactions compared to user needs, expectations, or requirements. IT performance risk is the risk that a company’s IT infrastructure will be unable to perform at required levels due to inferior internal operating practices, technology, and/or external relationships that threaten the demand for the organization’s products or services.

●	Financial risk — Various uncertain elements lead to a possibility of loss in the process of financial transactions. Online travel agencies mainly face the following financial risks. Foreign Currency risk — when various currencies are exchanged or converted a possibility of losses or gains may arise due to fluctuation in exchange rates. Funding and Financing risk- it takes place due to liabilities in terms of loans etc. Rate of interest risk that is policy interest rate influences funding and loaning of agency. Low-price competition makes you face a credit crunch.

●	Social risk — Any future and uncertain event, independent of the person’s will, which prevents them from earning an income or that causes a significant decrease in their quality of life or standard of living. That will impact buying travel products or travel in total.

●	Technical risk — Associated with the evolution of the design and the production of the system of interest affecting the level of performance necessary to meet the stakeholder expectations and technical requirements. The design, test, and production processes (process risk) influence the technical risk and the nature of the product.

Risks Related to Our Intellectual Property

●	Assertions by third parties of infringement or other violations by us of their intellectual property rights could harm our business, operating results, and financial condition.

●	Failure to protect our intellectual property rights could substantially harm our business, operating results, and financial condition.

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Risks Related to Our Ownership Structure

●	Our historical financial information may not be representative of the results we would have achieved as a stand-alone public company and may not be a reliable indicator of our future results.

●	As an independent, publicly traded company, we may not enjoy the same benefits that we did as part of Society Pass, and thus, we may have difficulty operating as an independent, publicly traded company.

●	Our ability to meet our capital needs may be harmed by the loss of financial support from Society Pass.

●	The Company will be a “controlled company” under the Corporate Governance Rules of Nasdaq and can rely on exemptions from certain corporate governance requirements that could adversely affect holders of Common Stock.

●	The Company has adopted a dual-class share structure with different voting rights, which may adversely affect the value and liquidity of the Common Stock.

●	The Company’s dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of the Company’s Super Voting Preferred Stock may view as beneficial.

●	Certain of our directors and executive officers are directors and/or executive officers of Society Pass and own shares of Society Pass Common Stock, which could cause conflicts of interest.

●	We may have conflicts of interest with our Controlling Stockholder and, because of our Controlling Stockholder’s controlling ownership interest in our Company, we may not be able to resolve such conflicts on terms favorable to us.

Risks Related to Owning Our Common Stock and This Offering

●	There is a limited public market for our securities.

●	We may not be able to satisfy listing requirements of Nasdaq or maintain a listing of our common stock on Nasdaq.

●	The trading price of our Common Stock will likely be volatile.

●	Investors in our Common Stock will face immediate and substantial dilution in the net tangible book value per Share and may experience future dilution.

●	We are a “smaller reporting company,” and we cannot be certain if the reduced disclosure requirements applicable to smaller reporting companies will make our Common Stock less attractive to investors.

●	The offering price of our shares of Common Stock offered in the Resale Prospectus Resale is fixed.

●	If securities or industry analysts publish inaccurate or unfavorable research about our business or cease publishing research about our business, our share price and trading volume could decline.

●	The requirements of being a public company with its Common Stock listed on Nasdaq may strain our resources and divert management’s attention.

●	You may experience future dilution as a result of future equity offerings.

●	We do not expect to declare any dividends in the foreseeable future.

●	Conversion of the Convertible Notes and issuance of incentive stock grants shall have a dilutive effect on our stock, and negatively impact the price of our Common Stock.

●	Certain recent initial public offerings of companies with relatively small public floats have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. Our Common Stock may potentially experience rapid and substantial price volatility, which may make it difficult for prospective investors to assess the value of our Common Stock.

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THE OFFERING

Common Stock offered by us:	~~2,700~~3,000,000 shares of Common Stock.

Offer Price:	We currently estimate that the initial public offering price will be between US $4.0 and US $5.0 per share.

Common Stock outstanding prior to this offering:	~~14,000,000 shares~~15,066,668 shares (including the conversion of convertible note of 1,066,668 shares of common stock as stated in this registration statement)

Common Stock outstanding immediately after this offering:	~~17,105,000~~18,066,668 shares of Common Stock~~, assuming the sale of all the shares offered in this prospectus,~~ (or 18,516,668 shares if the underwriters in the Company’s initial public offering exercise the over-allotment option in full~~.~~).

Over-allotment option:	We have granted the Underwriter a 15% over-allotment option, exercisable within 45 days from the closing of this offering, to purchase up to an aggregate of ~~405~~450,000 additional shares of Common Stock.

Underwriter Warrants:	We have agreed to issue to the Representative or its designees warrants (the “Underwriter Warrants”) to purchase up to a total of 7.0% of the shares of Common Stock sold in this offering (including any shares sold through the exercise of the over-allotment option). The warrants are exercisable at $ per share (125% of the public offering price) commencing on a date which is 180 days from the commencement of sales in the offering and expiring on a date which is no more than five (5) years from the commencement of sales in the offering in compliance with FINRA Rule 5110. The warrants have been deemed compensation by FINRA and are therefore subject to a 180 day lock-up pursuant to Rule 5110 of FINRA. The underwriters (or their permitted assignees under the Rule) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will it engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from effectiveness.

Use of proceeds:

We plan to use the net proceeds of the IPO in the following order of priority:

● 20% of the net proceeds for merger and acquisition.

● 50% of the net proceeds for expansion of market.

● 30% of the net proceeds for working capital and other general corporate purposes.

For more information on the use of proceeds, see “Use of Proceeds” on page 37.

Lock-up:	We and each of, our officers, directors, and 5% or more stockholders, have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any shares of Common Stock or similar securities for a period of 180 days after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Risk factors:	The purchase of our securities involves a high degree of risk. See “Risk Factors” beginning on page 15 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our securities.

Nasdaq symbol:	“NUTR”

The number of shares of our Common Stock outstanding prior to this offering, as set forth in the table above, is based on the shares outstanding as of 14,000,000.

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CONTROLLED COMPANY EXEMPTION

Upon the consummation of this offering, Society Pass Incorporated will control ~~78.8~~77.5% of the voting power of the Company’s outstanding voting securities, assuming that the underwriters of this offering do not exercise their option to purchase additional Common Stock. As a result, the Company will be a “controlled company” within the meaning of NASDAQ rules, and the Company may qualify for and rely on exemptions from certain corporate governance requirements. Under NASDAQ corporate governance standards, a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements to:

 have a board that includes a majority of “independent directors,” as defined under NASDAQ rules;

 have a compensation committee of the board that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

 have independent director oversight of director nominations.

The Company does not intend to rely on these exemptions as of the consummation of this offering. The Company may elect to rely on one or more of these exemptions and it will be entitled to do so for as long as the Company is considered a “controlled company,” and to the extent it relies on one or more of these exemptions, holders of our Common Stock will not have the same protections afforded to stockholders of companies that are subject to all of the NASDAQ corporate governance requirements.

In addition, upon the consummation of this offering, Society Pass Incorporated will control ~~78.8~~77.5% of the voting power of the Company’s outstanding voting securities.

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IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012, and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

● being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our filings with the SEC;

● not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

● reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

● exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our Common Stock pursuant to this offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.235 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

RISK FACTORS

An investment in our Common Stock involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision with regard to our Common Stock. The statements contained herein that are not historical facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. If any of the following risks actually occurs, our business, financial condition, or results of operations could be harmed. In that case, you may lose all or part of your investment. In addition to the other information provided in this prospectus, you should carefully consider the following risk factors in evaluating our business before purchasing our Common Stock. Although it is not possible to identify or predict all of the risks and uncertainties we face, we believe the discussion below includes all of the risks that are material to our business.

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Risks Related to Our Financial Condition

We have a limited operating history as a Group on which you can evaluate our business and prospects.

We have a limited operating history on which you can evaluate our business and our prospects. Although our company has existed since 2015, we have only operated as a subsidiary of Society Pass since August, 2022. The likelihood of success of our business plan must be considered in light of the risks, difficulties, complications and delays frequently encountered in connection with developing and expanding businesses and the competitive environment in which we operate.

Potential investors should carefully consider the risks and uncertainties that a group with a limited operating history will face. In particular, potential investors should consider that we cannot assure you that we will be able to, among other things:

●	successfully implement or execute our current business plan, and we cannot assure you that our business plan is sound;

●	attract and retain experienced management and advisors;

●	secure acceptance of our products and services within the industry;

●	raise sufficient funds in the capital markets or otherwise to effectuate our business plan; and

●	utilize the funds that we do have and/or raise in this offering or in the future to efficiently execute our business strategy.

If we cannot successfully execute any one of the foregoing, our business may not succeed and your investment will be adversely affected.

We have not generated substantial revenues under our businesses, which makes it difficult for us to evaluate our future business prospects and make decisions based on those estimates of our future performance.

For the ~~period~~year ended ~~September 30~~December 31, 2024, the majority of our revenues were derived from the historical airfare business. We have made acquisitions in Vietnam to expand our business geographically and by adding additional hotel booking commission revenues. Because of the related uncertainties, we may be hindered in our ability to anticipate and timely adapt to increases or decreases in sales, revenues, or expenses. If we make poor budgetary decisions as a result of unreliable data, if our business model does not continue to be accepted by the market or if we are not able to expand our business, we may never become profitable and may continue to incur losses, which may result in a decline in our stock price.

We have incurred operating losses in the past, and we may not be able to generate sufficient revenue to be profitable, or to generate positive cash flow on a sustained basis. In addition, our revenue growth rate may decline.

We have incurred operating losses in the past. We recorded a net loss of $~~487,956~~787,096 for the ~~nine months~~year ended ~~September 30~~December 31, 2024. ~~Although we recorded a net income of $79,912 in 2023, we have incurred operating losses in prior years.~~ We cannot guarantee that we will generate sufficient revenue to offset our operating costs. If we cannot successfully earn revenue at a rate that exceeds the operational costs associated with our service, we will not be able to achieve or sustain profitability or generate positive cash flow on a sustained basis.

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Additionally, we also expect our costs to increase in future periods, which could negatively affect our future operating results and ability to achieve profitability. We expect to continue to expend substantial financial and other resources on:

●	our technology infrastructure, including website architecture, development tools, scalability, availability, performance, security, and disaster recovery measures;

●	research and development, including investments in our research and development team;

●	sales and marketing, including a significant expansion of our field sales organization;

●	international expansion to increase our sales;

●	capital expenditures, including costs related to our technology development; and

●	general administration, including legal and accounting expenses.

These investments may not result in increased revenue or growth in our business. If we fail to continue to grow our revenue and overall business, our business, operating results, and financial condition would be harmed.

If we are unable to generate significant revenue or secure additional financing, we may be unable to implement our business plan and grow our business.

We have incurred operating losses in 2022 but operating income in 2023. We believe the proceeds from our private offering, together with our existing cash, will enable us to fund our operations for at least 12 months from the date of this prospectus. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we expect.

There is uncertainty regarding our ability to grow our business without additional financing. We have no agreements, commitments, or understandings to secure additional financing at this time. Our long-term future growth and success are dependent upon our ability to continue selling our services, generate cash from operating activities and obtain additional financing. We may be unable to continue selling our products and services, generate sufficient cash from operations, sell additional shares of Common Stock or borrow additional funds. Our inability to obtain additional cash could have a material adverse effect on our ability to grow our business to a greater extent than we can with our existing financial resources.

We may require additional capital to support our business and objectives, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business and will require additional funds to respond to business challenges, including the need to develop new features or enhance our existing services, expand into additional markets or acquire complementary businesses and technologies. Accordingly, we may in the future engage in equity and debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our stockholders, including investors in this offering, could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our Common Stock. Any debt financing we secure in the future could also contain restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business, acquire or retain users, and to respond to business challenges could be significantly impaired, and our business may be harmed.

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Risks Related to Doing Business in the Southeast Asia Region

Our revenue and net income may be materially and adversely affected by any economic slowdown in any regions of SEA as well as globally. Changes in the economic, political or social conditions or government policies in SEA could have a material adverse effect on our business and operations.

The success of our business ultimately depends on general economic conditions. Substantially all of our assets and operations are located in SEA. We will derive substantially all of our revenue from SEA and therefore we will be exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. As a result, our business, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in SEA and globally, as well as economic conditions specific to financial services.

While the SEA economy, as a whole, has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in SEA, or in the policies of the governments or of the laws and regulations in each respective market, could have a material adverse effect on the overall economic growth of SEA. Such developments could adversely affect our business and operating results, lead to reduction in demand for our content and services and adversely affect our competitive position. Economic growth in SEA has experienced a mild moderation in recent years, partially due to the slowdown of the Chinese economy since 2012, as well as the global commercial volatility of energy prices, the impact of COVID-19, U.S. monetary policies and other markets. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in SEA or any other market in which we may operate could have a material adverse effect on our business, financial condition and results of operations. We are exposed to the risk of rental, employee related and other cost increases due to potential inflation in the markets in which we operate. In the past, some of the governments in SEA have implemented certain measures, including interest rate adjustments, currency trading band adjustments and exchange rate controls, to control the pace of economic growth. These measures may cause decreased economic activity in SEA, which may adversely affect our business, financial condition and results of operations.

In addition, some SEA markets have experienced, and may in the future experience, political instability, including strikes, demonstrations, protests, marches, coups d’état, guerilla activity or other types of civil disorder. These instabilities and any adverse changes in the political environment could increase our costs, increase our exposure to legal and business risks, disrupt our office operations or affect our ability to expand our user base.

Uncertainties with respect to the legal system in certain markets in SEA could adversely affect us and it might be difficult to acquire jurisdiction and enforce liabilities against our assets based in some SEA jurisdictions.

The legal systems in SEA vary significantly from jurisdiction to jurisdiction. Some jurisdictions have a civil law system based on written statutes and others are based on common law. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

Many of the markets in SEA have not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in such markets. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since local administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in many of the localities that we operate in. Moreover, local courts may have broad discretion to reject enforcement of foreign awards. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Currently, substantially all of our assets are located in SEA, our clients are almost exclusively located in SEA and certain of our executive officers and present directors reside outside of the United States. As a result, although the Company is a Nevada corporation, it may not be possible for United States investors to enforce their legal rights, to effect service of process upon our directors or executive officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties of our directors and executive officers under Federal securities laws. Our management has been advised that many jurisdictions within SEA where we operate do not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States. Further, it is unclear if extradition treaties now in effect between the United States and some SEA markets, such as Indonesia and the Philippines, would permit effective enforcement of criminal penalties of the federal securities laws.

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Each jurisdiction in SEA has enacted, and may enact or amend from time to time, laws and regulations governing the distribution of games, services, messages, applications, electronic documents and other content through the internet. The relevant government authorities may prohibit the distribution of information through the internet that they deem to be objectionable on various grounds, such as public interest or public security, or to otherwise be in violation of applicable laws and regulations. If any of the information on our website or that we otherwise produce or disseminate is deemed by any relevant government authorities to violate content restrictions, we would not be able to continue to display such content and could be subject to penalties, including confiscation of the property used in the non-compliant acts, removal of the infringing content, temporary or permanent blocks, administrative fines, suspension of business, and revocation of required licenses, if any, which could materially and adversely affect our business, financial condition and results of operations.

Furthermore, many of the legal systems in SEA are based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. There are other circumstances where key regulatory definitions are unclear, imprecise or missing, or where interpretations that are adopted by regulators are inconsistent with interpretations adopted by a court in analogous cases. As a result, we may not be aware of our violation of certain policies and rules until sometime after the violation. In addition, any administrative and court proceedings in SEA may be protracted, resulting in substantial costs and diversion of resources and management attention.

It is possible that a number of laws and regulations may be adopted or construed to apply to us in SEA and elsewhere that could restrict our industries and business. Scrutiny and regulation of the industries in which we operate may further increase, and we may be required to devote additional legal and other resources to addressing this regulation. For example, existing laws or new laws regarding the regulation of currency, money laundering, banking institutions, intellectual property, investment banking institutions, and consumer and data protection may be interpreted to cover information disseminated through our internet communication platforms and our investee companies. Changes in current laws or regulations or the imposition of new laws and regulations in SEA or elsewhere regarding our industries may slow the growth of our industries and adversely affect our financial position and results of operations.

Fluctuations in foreign currency exchange rates will affect our financial results, which we report in U.S. Dollars.

We operate in multiple jurisdictions, which exposes us to the effects of fluctuations in currency exchange rates. We earn revenue denominated in Vietnamese Dong, Indonesian Rupiah, Singapore Dollars, Malaysia Ringgit and U.S. Dollars, among other currencies. We generally incur expenses for employee compensation and other operating expenses in the local currencies in the jurisdictions in which we operate. Fluctuations in the exchange rates between the various currencies that we use could result in expenses being higher and revenue being lower than would be the case if exchange rates were stable. We cannot assure you that movements in foreign currency exchange rates will not have a material adverse effect on our results of operations in future periods. We do not generally enter into hedging contracts to limit our exposure to fluctuations in the value of the currencies that our businesses use. Furthermore, the substantial majority of our revenue is denominated in emerging markets currencies. Because fluctuations in the value of emerging markets currencies are not necessarily correlated, there can be no assurance that our results of operations will not be adversely affected by such volatility.

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Restrictions on currency exchange in certain SEA markets may limit our ability to receive and use our revenue effectively.

The Company’s subsidiaries maintain its books and record in US$. A large majority of our revenue and expenses are denominated in Indonesian Rupiah. In addition, the Company’s subsidiaries are operating in the Republic of Vietnam, Malaysia and Indonesia and maintains its books and record in its local currency, Vietnam Dong (“VND”), Malaysian Ringgit (“MYR”) and Indonesian Rupiah (“IDR”), respectively, which are the functional currencies in which the subsidiary’s operations are conducted. If revenue denominated in any of these non-U.S. currencies and U.S. Dollars increase or expenses denominated in such currencies decrease in the future, we may need to convert a portion of our revenue into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our Common Stock. Although there are currently no foreign exchange control regulations in Singapore, which restrict the ability of our subsidiary in Singapore to distribute dividends to us, the relevant regulations may be changed and the ability of our subsidiary to distribute dividends to us may be restricted in the future. We cannot guarantee that we will be able to convert such local currencies into U.S. Dollars or other foreign currencies to pay dividends or for other purposes on a timely basis or at all.

The imposition of barriers to trade or escalation of trade disputes could materially and adversely affect demand for our services or the operation of our investee companies.

There has been a global escalation of barriers to trade in recent years. Any imposition of new tariffs or other trade barriers, or the escalation of any trade dispute, may adversely affect the global economy and businesses of our clients, which, in turn, would also adversely affect demand for our services. A downturn in the global economy or the economies of countries in which we or our clients operate as a result of any trade dispute could adversely affect our business, financial condition and results of operations. Although we do not directly engage in international trade business, our clients or our investee companies may be affected by the imposition of barriers to trade or escalation of trade disputes.

In addition, current government actions undertaken by various governments to stimulate their respective economies and future government action, including interest rate decreases, changes in monetary policy or intervention in the exchange markets and other government action to adjust the value of the local currency, may trigger inflation. The occurrence of such fluctuations, devaluations or other currency risks could have a material adverse effect on our and our investee companies’ business, financial condition and results of operations.

Developments in the social, political, regulatory and economic environment, including but not limited to natural events, wars, terrorist attacks and other acts of violence, in the countries where we operate, may have a material and adverse impact on us.

Our business, prospects, financial condition and results of operations may be adversely affected by social, political, regulatory and economic developments in countries in which we operate. Such political and economic uncertainties include, but are not limited to, the risks of war, terrorism, nationalism, nullification of contract, changes in interest rates, imposition of capital controls and methods of taxation. Any adverse socio-political environment may adversely affect our business, financial condition, results of operations and prospects. Although the overall economic environment in Singapore and other countries where we operate appears to be positive, there can be no assurance that this will continue to prevail in the future.

Furthermore, natural disaster events (such as typhoons, floods and earthquakes), terrorist attacks and other acts of violence or war may also adversely disrupt our operations, leading to economic weakness in the countries in which they occur and affect worldwide financial markets, and could potentially lead to economic recession, which could have an adverse effect on our business, financial condition and results of operations. These events could adversely affect our clients’ levels of business activity and precipitate sudden significant changes in regional and global economic conditions and cycles. These events also pose significant risks to our people and to our business operations around the world.

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Russia’s invasion of Ukraine may present risks to our operations and investments.

Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect the value of our operations and investments, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our operations, results of operations, financial condition, liquidity and business outlook.

Risks Related to Our Business

We operate in an intensely competitive environment, and we may be unable to compete successfully with our current or future competitors.

The market for the services we offer is intensely competitive. We compete with both established and emerging online and traditional providers of travel-related services, including online travel agencies; alternative accommodation providers; wholesalers and tour operators; travel product suppliers (including hotels, airlines and car rental companies); search engines and large online portal websites; travel metasearch services; corporate travel management service providers; mobile platform travel applications; social media websites; eCommerce and group buying websites; and other participants in the travel industry.

In recent years, search engines have increased their focus on acquiring or launching travel products that provide increasingly comprehensive travel planning content and direct booking capabilities, comparable to OTAs. For example, Google has continued to add features and functionality to its Google Travel, Google Flights”, and Hotel Ads travel metasearch products. In addition, Google may be able to leverage the data they collect on users to the detriment of us and other OTAs. Search engines may also continue to expand their voice and artificial intelligence capabilities. To the extent these actions have a negative effect on our search traffic or the cost of acquiring such traffic, our business and financial performance could be adversely affected.

In general, increased competition has resulted in, and may continue to result in, reduced margins, as well as loss of travelers, transactions and brand recognition and we cannot assure you that we will be able to compete successfully against any current, emerging and future competitors or on platforms that may emerge~~,~~ or offer differentiated products and services to our travelers. Increasing competition from current and emerging competitors, the introduction of new technologies and the continued expansion of existing technologies, such as search engine technologies, may force us to make changes to our business models, which could affect our financial performance and liquidity. Some of our competitors may also have other significant advantages, such as greater financial resources or name recognition, more favorable corporate structures, or a broader global presence, among others.

We Have One Customer Accounting for a Substantial Portion of our Revenues.

We currently derive a significant portion of our revenues from one customer. For the ~~period~~year ended ~~September 30~~December 31, 2024, the Company had a single customer that constituted ~~16.40~~22.94% of its revenue, with accounts receivable of $0 at the year-end. For the year ended December 31, ~~2022~~2023, the Company had a single customer that constituted ~~30.30~~16.40% of its revenues, with accounts receivable of $0 at the year-end. There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our services that will be generated by large customers or the future demand for the products and services of these customers in the end-user marketplace. In addition, revenues from this large customer may fluctuate from time to time based on market conditions or other facts, some of which may be outside of our control. If this customer experiences declining or delayed sales due to market, economic or competitive conditions, it could have an adverse effect on our margins and financial position, and could negatively affect our revenues and results of operations and/or trading price of our common stock.

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Our business depends on our relationships with travel suppliers and other B2B partners.

An important component of our business success depends on our ability to maintain and expand relationships with travel suppliers, and B2B partners. No assurance can be given that our travel suppliers and B2B partners will elect to participate in our platform or that our compensation will not be reduced. Any of these actions, or other similar actions, could reduce our revenue and margins thereby adversely affecting our business and financial performance.

If our efforts to attract prospective customers and suppliers and to retain existing customers and suppliers of our services are not successful, our growth prospects and revenue will be adversely affected.

Our ability to grow our business and to generate revenue depends on retaining and expanding our customer base as well as new travel industry suppliers. Our ability to attract new customers and retain existing customers is in large part on our ability to continue to offer competitive prices and a superior user experience. If we fail to grow our customer and supplier base, we may not be able to increase revenue.

Declines or disruptions in the travel industry could adversely affect our business and financial performance.

Our business and financial performance are affected by the overall health of the worldwide travel industry. Factors that could negatively affect the travel industry in general and our business in particular, potentially materially, include: macroeconomic concerns, including recessions, political instability and geopolitical conflicts, trade disputes, significant fluctuations in currency values, sovereign debt issues, bans on travel to and from certain countries, significant changes in oil prices, continued air carrier and hotel chain consolidation, reduced access to discount fares, travel strikes or labor unrest, labor shortages, bankruptcies or liquidations, increased incidents of actual or threatened terrorism, natural disasters, travel-related accidents or grounding of aircraft due to safety concerns, and changes to visa and immigration requirements or border control policies.

Our business is also sensitive to fluctuations in hotel supply, occupancy and Average Daily Rates (“ADRs”), changes in airline capacity and airline ticket prices and the imposition of taxes or surcharges by regulatory authorities, all of which we have experienced historically.

Because these events or concerns, and the full impact of their effects, are largely unpredictable, they can dramatically and suddenly affect travel behavior by consumers and decrease demand. Decrease in demand, depending on its scope and duration, together with any future issues affecting travel safety, could significantly and adversely affect our business, working capital and financial performance over the short and long-term. In addition, the disruption of the existing travel plans of a significant number of travelers upon the occurrence of certain events, such as severe weather conditions, actual or threatened terrorist activity, war or travel-related health events, could result in significant additional costs and decrease our revenues.

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We have acquired and invested in, and may continue to acquire or invest in, other companies or technologies, which could divert management’s attention and otherwise disrupt our operations and harm our operating results.

We may fail to acquire or invest in companies whose market power or technology could be important to the future success of our business.

We acquired two Vietnamese subsidiaries and, in the future, we may seek to acquire or invest in other companies or technologies that we believe could complement or expand our services or enhance our capabilities or content offerings, or otherwise offer growth opportunities. Pursuit of future potential acquisitions or investments may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable opportunities, whether or not they are consummated. In addition, we have limited experience acquiring and integrating other businesses. We may be unsuccessful in integrating our acquired businesses or any additional business we may acquire in the future, and we may fail to acquire companies whose market power or technology could be important to the future success of our business.

We also may not achieve the anticipated benefits from any acquisition or investment due to a number of factors, including but not limited to:

●	unanticipated costs or liabilities associated with the acquisition or investment, including costs or liabilities arising from the acquired companies’ failure to comply with intellectual property laws and licensing obligations they are subject to;

●	incurrence of acquisition- or investment-related costs; inability to effectively integrate the assets, operations or personnel related to such acquisitions;

●	diversion of management’s attention from other business concerns;

●	regulatory uncertainties;

●	harm to our existing business relationships with business partners as a result of the acquisition or investment;

●	harm to our brand and reputation;

●	the potential loss of key employees;

●	use of resources that are needed in other parts of our business; and

●	use of substantial portions of our available cash to consummate the acquisition or investment.

If we acquire or invest in other companies, these acquisitions or investments may reduce our operating margins for the foreseeable future. In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill, which must be assessed for impairment at least annually. In the future, if our acquisitions or investments do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process. Acquisitions or investments could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if a business we acquire or invest in fails to meet our expectations, our business, operating results, and financial condition may suffer.

The COVID-19 pandemic or the widespread outbreak of any other communicable disease could materially and adversely affect our business, financial condition and results of operations.

The spread of COVID-19 around the world affected the global economies and has affected our operations and those of third parties on which we rely, including by causing disruptions in travel. As COVID-19 continues to evolve, the extent to which COVID-19 impacts operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of any additional outbreak, and the actions that may be required to try and contain COVID-19 or treat its impact. We continue to monitor the pandemic and, the extent to which the continued spread of the virus adversely affects our customer base and therefore revenue. As the COVID-19 pandemic is complex and rapidly evolving, our plans as described above may change. At this point, we cannot reasonably estimate the duration and severity of this pandemic, which could have a material adverse impact on our business, results of operations, financial position and cash flows.

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We face many risks associated with our international expansion.

We are considering the expansion of our operations into additional international markets. However, offering our services in a new geographical area involves numerous risks and challenges. As a result of these obstacles, we may find it impossible or prohibitively expensive to enter additional markets, or entry into foreign markets could be delayed, which could hinder our ability to grow our business.

If we fail to effectively manage our expected growth, our business, operating results, and financial condition may suffer.

Our growth, through our acquisitions and expansion of our core business in both our current and future markets, in 2022 and 2023 placed, and will continue to place, significant demands on our management and our operational and financial infrastructure. In order to attain and then maintain profitability, we will need to recruit, integrate, and retain skilled and experienced personnel who can demonstrate our value proposition to customers, and business partners and who can increase the monetization of the content. Continued growth could also strain our ability to maintain reliable service levels for our users, effectively monetize the video content streamed, develop and improve our operational and financial controls, and recruit, train, and retain highly skilled personnel. As we seek to grow our operations in size, scope, and complexity, we will need to improve and upgrade our systems and infrastructure, which will require significant expenditures and allocation of valuable technical and management resources. If we fail to maintain efficiency and allocate limited resources effectively in our organization as it grows, our business, operating results, and financial condition may suffer.

Our business emphasizes innovation and prioritizes long-term customer and user engagement. That strategy may yield results that sometimes do not align with the market’s expectations. If that happens, our stock price may be negatively affected.

Our business is expected to grow and become more complex, and our success depends on our ability to quickly develop and launch new and innovative products and services. Our approach to the development of our business could result in unintended outcomes or decisions that are poorly received by our customers, suppliers, or partners. We have made, and expect to continue to make, significant investments to develop and launch new products, services, and initiatives, which may involve significant risks and uncertainties, including the fact that such offerings may not be commercially viable for an indefinite period or at all, or may not result in an adequate return of capital on our investments. No assurance can be given that such new offerings will be successful and will not adversely affect our reputation, operating results, and financial condition. In certain instances, we prioritize our long-term customer and user engagement. We may make decisions that reduce our short-term revenue or profitability if we believe that the decisions benefit the aggregate customer and user experience and will thereby improve our financial performance over the long term. These decisions may not produce the long-term benefits that we expect, in which case our user growth and engagement, our relationships with customers and suppliers, as well as our business, operating results, and financial condition could be seriously harmed.

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Expansion of our operations subjects us to increased business, legal, financial, reputational, and competitive risks.

Expansion of our operations involves numerous risks and challenges, including increased capital requirements, new competitors, and the need to develop new strategic relationships. Growth in these areas may require additional changes to our existing business model and cost structure, modifications to our infrastructure, and exposure to new regulatory, legal, and reputational risks, including infringement liability, any of which may require additional expertise that we currently do not have. We may not be able to generate sufficient revenue from additional travel services in new markets. Failure to expand our travel services offerings or existing services to new markets, or to effectively manage the numerous risks and challenges associated with such expansion could adversely affect our business, operating results, and financial condition.

Interruptions, delays, or discontinuations in service arising from our own systems or from third parties could impair the delivery of our services and harm our business.

We rely on systems housed in our own facilities and upon third parties, including bandwidth providers and third-party “cloud” data storage services, to enable our users to receive our content in a dependable, timely, and efficient manner. We have experienced, and may in the future experience, periodic service interruptions and delays involving our own systems and those of third parties that we work with. Both our own facilities and those of third parties are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures, and similar events. They are also subject to break-ins, sabotage, intentional acts of vandalism, the failure of physical, administrative, technical, and cyber security measures, terrorist acts, natural disasters, human error, the financial insolvency of third parties that we work with, and other unanticipated problems or events. The occurrence of any of these events could result in interruptions in our services and unauthorized access to, or alteration of, the content and data contained on our systems that these third parties store and deliver on our behalf.

Any disruption in the services provided by these third parties could materially adversely impact our business reputation, customer relations, and operating results. Upon expiration or termination of any of our agreements with third parties, we may not be able to replace the services provided to us in a timely manner or on terms and conditions, including service levels and cost, that are favorable to us, and a transition from one third party to another could subject us to operational delays and inefficiencies until the transition is complete.

Various regulations as well as self-regulation related to privacy and data security concerns pose the threat of lawsuits, regulatory fines and other liability, require us to expend significant resources, and may harm our business, operating results, and financial condition.

As we collect and utilize personal data about our customers and users as they interact with our services, we are subject to new and existing laws and regulations that govern our use of user data. We are likely to be required to expend significant capital to ensure ongoing compliance with these laws and regulations. Claims or allegations that we have violated laws and regulations relating to privacy and data security could result in negative publicity and a loss of confidence in us by our users and our partners. We may be required to make significant expenditures to resolve these matters and we could be subject to civil liability and/or fines or other penalties, including by government and data protection authorities.

We may find it necessary or desirable to join self-regulatory bodies or other privacy-related organizations that require compliance with their rules pertaining to privacy and data security. We also may be bound by contractual obligations that limit our ability to collect, use, disclose, share, and leverage user data and to derive economic value from it. New laws, amendments to, or reinterpretations of existing laws, rules of self-regulatory bodies, industry standards, and contractual obligations, as well as changes in our users’ expectations and demands regarding privacy and data security, may limit our ability to collect, use, and disclose, and to leverage and derive economic value from user data. Restrictions on our ability to collect, access and harness user data, or to use or disclose user data, may require us to expend significant resources to adapt to these changes, and would in turn limit our ability to stream personalized content to our users and offer promotions to users on the services.

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We have incurred, and will continue to incur, expenses to comply with privacy and security standards and protocols imposed by law, regulation, self-regulatory bodies, industry standards, and contractual obligations. Any failure to comply with privacy laws could result in litigation, regulatory or governmental investigations, enforcement action requiring us to change the way we use personal data, restrictions on how we use personal data, or significant regulatory fines. In addition to statutory enforcement, a data breach could lead to compensation claims by affected individuals (including consumer advocacy groups), negative publicity, and a potential loss of business as a result of customers losing trust in us. Such failures could have a material adverse effect on our financial condition and operations.

We rely on travel service revenue, and any failure to convince customers and suppliers in the future could harm our business, operating results, and financial condition.

Our ability to attract and retain customers and suppliers, and ultimately to generate revenue, depends on our ability to, for instance:

●	keep pace with changes in technology and our competitors;

●	add additional airline companies and hotels to increase our supply;

●	compete effectively for travel spending with other online and mobile marketing and media companies;

●	maintain and grow our relationships with customers that buy travel services from us;

●	implement and maintain an effective infrastructure for order management; and

●	continue to develop and diversify our travel platform and offerings, which currently include airfare, other travel services and hotels.

We may not succeed in capturing a greater share of our customers’ travel spending, particularly if we are unable to achieve the scale, reach, products, and market penetration necessary to demonstrate the effectiveness of our travel solutions, or if our business model proves ineffective or not competitive when compared to other alternatives and platforms.

The market for travel services in the digital market is evolving. If this market develops slower or differently than we expect, our business, operating results and financial condition could be adversely affected.

We derive the vast majority of revenue from travel services. If the market for our services deteriorates or develops more slowly or differently than we expect, it could reduce demand for our platform and our business, growth prospects and financial condition could be adversely affected.

We depend on highly skilled key personnel to operate our business, and if we are unable to attract, retain, and motivate qualified personnel, our ability to develop and successfully grow our business could be harmed.

We believe that our future success is highly dependent on the talents and contributions of our senior management, members of our executive team, and other key employees, such as the key technology, product, content, engineering, finance, research and development, marketing, and sales personnel. Many of our employees have unique skills required for and/or historical knowledge of our business. Our future success depends on our continuing ability to attract, develop, motivate, and retain highly qualified and skilled employees. All of our employees, including our senior management, are free to terminate their employment relationship with us at any time, and their knowledge of our business and industry may be difficult to replace. Qualified individuals are in high demand, particularly in the digital media industry, and we may incur significant costs to attract and retain them. We may in the future use equity awards to attract talented employees. If the value or liquidity of our Common Stock declines significantly and remains depressed, that may prevent us from recruiting and retaining qualified employees. If we are unable to attract and retain our senior management and key employees, we may not be able to achieve our strategic objectives, and our business could be harmed. In addition, we believe that our key executives have developed highly successful and effective working relationships. We cannot assure you that we will be able to retain the services of any members of our senior management or other key employees. If one or more of these individuals leave, we may not be able to fully integrate new executives or replicate the current dynamic and working relationships that have developed among our senior management and other key personnel, and our operations could suffer.

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If our acquired intangible assets become impaired in the future, we may incur significant impairment charges.

At least annually, or whenever events or circumstances arise indicating impairment may exist, we review goodwill for impairment as required by generally accepted accounting principles in the United States (GAAP). In the future, we may need to further reduce the carrying amount of goodwill and incur additional non-cash charges to our results of operations. Such charges could have the effect of reducing goodwill with a corresponding impairment expense and may have a material effect upon our reported results. The additional expense may reduce our reported profitability or increase our reported losses in future periods and could negatively affect the value of our securities, our ability to obtain other sources of capital, and may generally have a negative effect on our future operations.

Our operating results may fluctuate, which makes our results difficult to predict.

Our revenue and operating results could vary significantly from quarter to quarter and year to year because of a variety of factors, many of which are outside our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Factors that may contribute to the variability of our quarterly and annual results include but not limited to:

●	our ability to grow our business beyond historic levels;

●	changes in the license payments we are required to make;

●	our ability to maintain licenses required for our business at a commercial price to us;

●	changes in the mix of travel services sold between airlines and hotels

●	our ability to effectively manage our anticipated growth;

●	our ability to attract user and/or customer adoption of and generate significant revenue from new products, services, and initiatives;

●	the effects of increased competition in our business;

●	our ability to keep pace with changes in technology and our competitors;

●	lack of accurate and timely reports and invoices from our rights holders and partners;

●	interruptions in service, whether or not we are responsible for such interruptions, and any related impact on our reputation;

●	our ability to pursue and appropriately time our entry into new geographic or content markets and, if pursued, our management of this expansion;

●	costs associated with defending any litigation, including intellectual property infringement litigation;

●	the impact of general economic conditions on our revenue and expenses; and

●	changes in regulations affecting our business.

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If we fail to implement and maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.

We are required to maintain internal control over financial reporting and to report any material weaknesses in those controls. If we continue to have material weaknesses in our internal control over financial reporting, we may be unable to accurately report our financial results or report them within the timeframes required by law or stock exchange regulations, and we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our Common Stock to decline. Under Section 404 of the Sarbanes-Oxley Act, we are required to evaluate and determine the effectiveness of our internal control over financial reporting and provide a management report as to internal control over financial reporting. Failure to maintain effective internal control over financial reporting also could potentially subject us to sanctions or investigations by the SEC, or other regulatory authorities, or stockholder lawsuits, which could require additional financial and management resources. We may be unable to fully remediate previously identified material weaknesses, or we may identify additional material weaknesses in the future, which could materially adversely affect our business, operating results, and financial condition.

Risks Related to Our Intellectual Property

Assertions by third parties of infringement or other violations by us of their intellectual property rights could harm our business, operating results, and financial condition.

Third parties may assert that we have infringed, misappropriated, or otherwise violated their copyrights, patents, trademarks, and other intellectual property rights with respect to the systems we use to offer our travel services. Existing laws and regulations are evolving and subject to different interpretations, and various legislative or regulatory bodies may expand current or enact new laws or regulations. Although we seek to comply with applicable statutory, regulatory, and judicial frameworks by, for example, entering into license agreements, we may unknowingly be infringing or violating any third-party intellectual property rights, or may do so in the future. Moreover, while we may often be able to seek indemnities from our licensors with respect to infringement claims that may relate to the content, they provide to us, such indemnities may not be sufficient to cover the associated liability if the licensor at issue does not have adequate financial resources.

Furthermore, an adverse outcome of a dispute may require us to pay significant damages, which may be even greater if we are found to have willfully infringed upon a party’s intellectual property; cease exploiting copyrighted content that we have previously had the ability to exploit; cease using solutions that are alleged to infringe or misappropriate the intellectual property of others; expend additional development resources to redesign our solutions; enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies, content, or materials; indemnify our partners and other third parties; and/or take other actions that may have material effects on our business, operating results, and financial condition.

Failure to protect our intellectual property rights could substantially harm our business, operating results, and financial condition.

The success of our business depends on our ability to protect and enforce any trade secrets, trademarks, copyrights, and all of our other intellectual property rights, including our intellectual property rights underlying our services. We attempt to protect our intellectual property under trade secret, trademark, and copyright law through a combination of intellectual property registration, employee, third-party assignment and nondisclosure agreements, other contractual restrictions, technological measures, and other methods. These afford only limited protection, and we are still continuing to develop our processes for securing our intellectual property rights. Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy aspects of our product and brand features or obtain and use our trade secrets and other confidential information. Moreover, policing our intellectual property rights is difficult and time-consuming. We cannot assure you that we would have adequate resources to protect.

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We currently own the www.nusatrip.com internet domain name and various other related domain names. Internet regulatory bodies generally regulate domain names. If we lose the ability to use a domain name in a particular country, we may be forced either to incur significant additional expenses to market our services within that country or, in extreme cases, to elect not to offer our services in that country. Either result could harm our business, operating results, and financial condition. The regulation of domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars, or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain the domain names that utilize our brand names in the United States or other countries in which we may conduct business in the future.

Litigation or proceedings before governmental authorities and administrative bodies may be necessary in the future to enforce our intellectual property rights, to protect our trademarks, trade secrets, and domain names and to determine the validity and scope of the proprietary rights of others. Our efforts to enforce or protect our proprietary rights may be ineffective and could result in substantial costs and diversion of resources and management time, each of which could substantially harm our operating results. Additionally, changes in law may be implemented, or changes in the interpretation of such laws may occur, that may affect our ability to protect and enforce our intellectual property rights.

Risks Related to Our Ownership Structure

Our historical financial information may not be representative of the results we would have achieved as a stand-alone public company and may not be a reliable indicator of our future results.

The historical financial information that we have included in this prospectus may not necessarily reflect what our financial position, results of operations or cash flows would have been had we been an independent entity during the periods presented or those that we will achieve in the future. Our historical financial information does not reflect changes that will occur in our cost structure, financing and operations as a result of our transition to becoming a stand-alone public company, including potential increased costs associated with reduced economies of scale and increased costs associated with SEC reporting and Nasdaq.

We have made allocations based upon available information and assumptions that we believe are reasonable to reflect these factors, among others, in our historical combined financial data. However, our assumptions may prove not to be accurate, and accordingly, the historical combined financial data presented in this prospectus forms a part should not be assumed to be indicative of what our financial condition or results of operations actually would have been as an independent publicly traded company nor to be a reliable indicator of what our financial condition or results of operations actually may be in the future.

We may have difficulty operating as an independent, publicly traded company.

As an independent, publicly traded company, we believe that our business will benefit from, among other things, allowing us to better focus our financial and operational resources on our specific business, allowing our management to design and implement corporate strategies and policies that are based primarily on the business characteristics and strategic decisions of our business, allowing us to more effectively respond to our industry dynamics. However, we may not be able to achieve some or all of the benefits that we believe we can achieve as an independent company in the time we expect, if at all. Because our business has previously operated as part of the wider Society Pass organization, we may not be able to successfully implement the changes necessary to operate independently and may incur additional costs that could adversely affect our business.

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We may encounter operational, administrative, and strategic difficulties as we adjust to operating as a standalone public company. This may cause us to react more slowly than our competitors to industry changes and may divert our management’s attention from running our business or otherwise harm our operations.

In addition, since we are becoming a public company, our management team will need to develop the expertise necessary to comply with the numerous regulatory and other requirements applicable to public companies, including requirements relating to corporate governance, listing standards and securities and investor relationships issues. As a standalone public company, our management will have to evaluate our internal controls system with new thresholds of materiality, and to implement necessary changes to our internal controls system. We cannot guarantee that we will be able to do so in a timely and effective manner.

As an independent, publicly traded company, we may not enjoy the same benefits that we did as part of Society Pass.

There is a risk that, by separating from Society Pass, we may become more susceptible to market fluctuations and other adverse events than we would have been if we were still a part of the current Society Pass organizational structure. As part of Society Pass, we historically have been able to enjoy certain benefits from Society Pass’ operating diversity, available capital for investments and opportunities to pursue integrated strategies with Society Pass’ other businesses. As an independent, publicly traded company, we will not have similar diversity, available capital or integration opportunities and may not have similar access to capital markets.

Our ability to meet our capital needs may be harmed by the loss of financial support from Society Pass.

The loss of financial support from Society Pass could harm our ability to meet our capital needs. After the IPO, we expect to obtain any funds needed in excess of the amounts generated by our operating activities through the capital markets or bank financing, and not from Society Pass. However, given the smaller relative size of our company as compared to Society Pass after the IPO, we may incur higher debt servicing and other costs than we would have otherwise incurred as a part of Society Pass. Further, we cannot guarantee you that we will be able to obtain capital market financing or credit on favorable terms, or at all, in the future. We cannot assure you that our ability to meet our capital needs will not be harmed by the loss of financial support from Society Pass.

As a new publicly traded company, we may not have the surplus or net profits required by law to pay dividends.

We have not declared any dividends on our common shares and we may not make dividend payments in the future as we may not earn sufficient revenues or we may incur expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. As of the date of this prospectus, we did not have any outstanding debt or loan agreements, however, any future loan agreement for any purpose may limit the amount of dividends we can pay under some circumstances.

The Company will be a “controlled company” under the Corporate Governance Rules of Nasdaq and can rely on exemptions from certain corporate governance requirements that could adversely affect holders of the Company’s Common Stock.

Upon the consummation of this offering, Society Pass Incorporated will control ~~78.8~~77.5% of the voting power of the Company’s outstanding voting securities. Therefore, the Company will qualify as a “controlled company” under the Corporate Governance Rules of Nasdaq. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of its directors be independent, as defined in the Corporate Governance Rules of Nasdaq and the requirement that the compensation committee and nominating and corporate governance committee of the Company consist entirely of independent directors. The Company currently does not intend to rely on these exemptions. However, if the Company decides to rely on exemptions applicable to controlled company under the Corporate Governance Rules of Nasdaq in the future, holders of Common Stock will not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

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In addition, upon the consummation of this offering, Society Pass Incorporated will control ~~78.8~~77.5% of the voting power of the Company’s outstanding voting securities.

The Company has adopted a dual-class share structure with different voting rights, which may adversely affect the value and liquidity of the Common Stock.

The Company has adopted a dual-class structure with different voting rights, and such dual-class share structure may result in a lower or more volatile market price of the Company’s Common Stock. The Company’s dual class share structure comprised of Common Stock and Super Voting Preferred Stock. In respect of matters requiring the votes of stockholders, each share of Common Stock is entitled to one vote and each share of Super Voting Preferred Stock is entitled to 1,000 votes. Only the shares of Common Stock are tradable on the market upon the consummation of this offering. Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain stock market indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than five percent of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the Company’s dual-class share structure may prevent the inclusion of the Company’s Common Stock in such indices and may cause shareholder advisory firms to publish negative commentary about the Company’s corporate governance practices or otherwise seek to cause the Company to change its capital structure. Any such exclusion from indices could result in a less active trading market for the Company’s securities. Any actions or publications by shareholder advisory firms critical of the Company’s corporate governance practices or capital structure could also adversely affect the value of the Company’s Common Stock. Heather Maynard has disclaimed all interests in the 75,000 shares of Super Voting Preferred Stock, which are held in the treasury.

The Company’s dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of the Company’s Super Voting Preferred Stock may view as beneficial.

The Company has adopted a dual class share structure comprised of Common Stock and Super Voting Preferred Stock. In respect of matters requiring the votes of stockholders, each share of Common Stock is entitled to one vote and each share of Super Voting Preferred Stock is entitled to 1,000 votes. Only the shares of Common Stock are tradable on the market upon the consummation of this offering.

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As a result of such dual class share structure and the concentration of ownership, holders of Super Voting Preferred Stock will have substantial influence over the Company’s business, including decisions regarding mergers, consolidations and the sale of all or substantially all of the Company’s assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of the Company or its other stockholders. Such dual class arrangement may discourage, delay or prevent a change in control of the Company, which could deprive the Company’s stockholders of an opportunity to receive a premium for their shares as part of a sale of the Company and may reduce the price of the Common Stock. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of the Company’s Common Stock may view as beneficial.

Our shares of Super Voting Common Stock are not convertible into Common Stock, and are not subject to any sunset or other termination provisions.

Certain of our directors and executive officers are directors and/or executive officers of Society Pass and own shares of Society Pass Common Stock, which could cause conflicts of interest.

The interests of our directors and officers that serve a role in both our Company and in Society Pass could create, or appear to create, conflicts of interest with respect to matters involving both us and Society Pass that could have different implications for Society Pass than they do for us. As a result, we may be precluded from pursuing certain opportunities on which we would otherwise act, including growth opportunities. We do not intend to adopt specific policies or procedures to address conflicts of interests that may arise as a result of certain of our directors and officers owning Society Pass Common Stock or our directors being an executive officer and/or director of Society Pass.

We may have conflicts of interest with our Controlling Stockholder and, because of our Controlling Stockholder’s controlling ownership interest in our Company, we may not be able to resolve such conflicts on terms favorable to us.

Immediately upon the completion of this offering, our Controlling Stockholder will beneficially own ~~78.8~~77.5% of our Common Stock, which represents ~~78.8~~77.5% of the total voting power, assuming that the underwriters of this offering do not exercise their option to purchase additional Common Stock, or ~~77~~75.6% of the total voting power, assuming that the option is exercised in full. Accordingly, our Controlling Stockholder will continue to be our Controlling Stockholder immediately upon the completion of this offering and may have significant influence in determining the outcome of any corporate actions or other matters that require stockholder approval, such as mergers, consolidations, change of our name, and amendments of our articles of incorporation.

The concentration of ownership and voting power may cause transactions to occur in a way that may not be beneficial to you as a holder of our Common Stock in this offering and may prevent us from doing transactions that would be beneficial to you. Conflicts of interest may arise between our Controlling Stockholder or any of its controlling stockholders and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

●	Our Board members or executive officers may have conflicts of interest. The interests of our directors and officers that serve a role in both our Company and in Society Pass could create, or appear to create, conflicts of interest with respect to matters involving both us and Society Pass that could have different implications for Society Pass than they do for us. For instance, both Tjin Patrick Soetanto, our Chief Executive Officer, and Yee Siong Tan, our Chief Financial Officer, are also employees of Society Pass. As a result, these overlapping relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for Society Pass and us.

●	Sale of Common Stock or Super Voting Preferred Stock of our Company. Upon expiration of the lock-up period and subject to certain restrictions under relevant securities laws and stock exchange rules, as well as other relevant restrictions, Society Pass may decide to sell all or a portion of the Common Stock that it holds to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale of our Common Stock could be contrary to the interests of our employees or our other stockholders. In addition, our Controlling Stockholder may also discourage, delay, or prevent a change in control of our company, which could deprive our stockholders of an opportunity to receive a premium for their Common Stock as part of a sale of our company and might reduce the price of our Common Stock.

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●	Allocation of business opportunities. Business opportunities may arise that both we and our Controlling Stockholder find attractive, and which would complement our respective businesses. Our Controlling Stockholder may discourage, delay, or prevent a profitable investment opportunity before our Board of Directors or stockholders and subsequently decide to pursue investment opportunities or take business opportunities for itself, which would prevent us from taking advantage of those opportunities. These actions may be taken even if they are opposed by our other shareholders, including those who purchase Common Stock in this offering.

Risks Related to Owning Our Common Stock and this Offering

There is a limited public market for our securities.

We cannot predict the extent to which investor interest in us following this offering and our listing on Nasdaq will lead to the development of an active trading market or how liquid that trading market might become. The lack of an active trading market may reduce the value of shares of our Common Stock and impair the ability of our stockholders to sell their shares at the time or price at which they wish to sell them. An inactive trading market may also impair our ability to raise capital by selling our Common Stock and may impair our ability to acquire or invest in other companies, products, or technologies by using our Common Stock as consideration.

We may not be able to satisfy listing requirements of Nasdaq or maintain a listing of our common stock on Nasdaq.

If our common stock is listed on Nasdaq, we must meet certain financial and liquidity criteria to maintain such listing. If we violate Nasdaq’s listing requirements, or if we fail to meet any of Nasdaq’s listing standards, our common stock may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our common stock from Nasdaq may materially impair our stockholders’ ability to buy and sell our common stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock. The delisting of our common stock could significantly impair our ability to raise capital and the value of your investment.

The requirements of being a public company with its Common Stock listed on Nasdaq may strain our resources and divert management’s attention.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act, and other applicable securities rules and regulations. Compliance with these rules and regulations incurs substantial legal and financial compliance costs, makes some activities more difficult, time-consuming, or costly, and places increased demand on our systems and resources. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. To maintain disclosure controls and procedures and internal control over financial reporting that meet this standard, significant resources and management oversight are required. As a result, management’s attention may be diverted from other business concerns, which could harm our business and operating results.

In addition, in connection with this offering, our Common Stock will be listed on Nasdaq, and thus we will be subject to various continued listing standards, which will require our ongoing compliance and attention, as well as various corporate governance and other rules, which will impact the way we raise capital, govern ourselves and otherwise run our business. Failing to comply with any Nasdaq rules could result in the delisting of our Common Stock from Nasdaq, which could have a material impact on the price of our Common Stock.

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The trading price of our Common Stock will likely be volatile.

The trading price of our Common Stock will likely be volatile. The market price of our Common Stock may fluctuate or decline significantly in response to numerous factors, many of which are beyond our control, including:

●	the number of shares of our Common Stock publicly owned and available for trading;

●	quarterly variations in our results of operations or those of our competitors;

●	the accuracy of any financial guidance or projections;

●	our actual or anticipated operating performance and the operating performance of similar companies in the travel and travel agency industry;

●	our announcements or our competitors’ announcements regarding new services, enhancements, significant contracts, acquisitions, or strategic investments;

●	general economic conditions;

●	the overall performance of the equity markets;

●	threatened or actual litigation;

●	changes in laws or regulations relating to our services; and

●	sales or expected sales of our Common Stock by us, and our officers, directors, and stockholders.

In addition, the stock market in general, and the market for smaller reporting companies, have experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of those companies. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results, and financial condition.

Sales of substantial amounts of our Common Stock in the public markets by certain stockholders, or the perception that such sales might occur, could reduce the price that our Common Stock might otherwise attain.

Sales of substantial amounts of our Common Stock in the public market by our affiliates, or non-affiliates, or the perception that such sales could occur, could adversely affect the trading price of our Common Stock, and may make it more difficult for you to sell your Common Stock at a time and price that you deem appropriate. We are unable to predict the effect that such sales may have on the prevailing price of our Common Stock.

We, our directors and our executive officers, and stockholders who own more than 5% of our Common Stock, have entered into or will enter into lock-up agreements with the underwriter of this offering pursuant to which they and we have agreed, or will agree, that, subject to certain exceptions, we will not issue, and they will not sell or transfer or hedge any shares or any securities convertible into or exchangeable for shares of our Common Stock for a period of 90 days after the date of this prospectus. See the section titled “Underwriting” for more information. Sales of a substantial number of such shares upon expiration of, or the perception that such sales may occur, or early release of the securities subject to, the lock-up agreements, could cause our stock price to fall or make it more difficult for you to sell your Common Stock at a time and price that you deem appropriate. A decline in the price of our Common Stock might impede our ability to raise capital through the issuance of additional Common Stock or other equity securities.

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If securities or industry analysts publish inaccurate or unfavorable research about our business or cease publishing research about our business, our share price and trading volume could decline.

The trading market for our Common Stock will be influenced by the research and reports that securities or industry analysts publish about our Company, if any do so in the future. If one or more of the analysts who may cover us in the future downgrade our Common Stock or publish inaccurate or unfavorable research about our Company, our Common Stock price would likely decline. If no securities or industry analysts commence coverage of our Company, the trading price of our shares would likely be negatively impacted. Further, if one or more of these analysts, once they cover us, cease coverage of our Company or fail to publish reports on us regularly, demand for our Common Stock could decrease, which might cause our Common Stock price and trading volume to decline.

You may experience future dilution as a result of future equity offerings.

In order to raise additional capital, we may in the future offer additional shares of our Common Stock or other securities convertible into or exchangeable for our Common Stock at prices that may not be the same as the price per share in this offering. We may sell shares or other securities in any other offering at a price per share that is less than the price per share paid by the investors in this offering, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders. The price per share at which we sell additional shares of our Common Stock, or securities convertible or exchangeable into Common Stock, in future transactions may be higher or lower than the price per share paid by investors in this offering. If any of the above should occur, our stockholders, including investors who purchase shares of Common Stock in this offering, will experience additional dilution, and any such issuances may result in downward pressure on the price of our Common Stock.

We do not expect to declare any dividends in the foreseeable future.

We have never declared or paid any cash dividends on our share capital. The continued operation of our business will require substantial cash, and we currently intend to retain any future earnings for working capital and general corporate purposes. Accordingly, we do not anticipate paying any cash dividends to holders of our Common Stock at any time in the foreseeable future. Any determination to pay future dividends will be at the discretion of our Board of Directors and will depend upon our results of operations, financial condition, contractual restrictions, indebtedness, restrictions imposed by applicable law and other factors our Board of Directors deems relevant. There is no guarantee that your shares of Common Stock will appreciate in value or even maintain the price at which you purchased your shares of Common Stock, and you may lose the entire amount of your investment.

We are a “smaller reporting company,” and we cannot be certain if the reduced disclosure requirements applicable to smaller reporting companies will make our Common Stock less attractive to investors.

We are currently a “smaller reporting company”, meaning that we are not an investment company, an asset- backed issuer, or a majority-owned subsidiary of a parent company that is not a smaller reporting company and annual revenues of less than $50.0 million during the most recently completed fiscal year. In the event that we are still considered a “smaller reporting company,” at such time as we cease being an “emerging growth company,” we will be required to provide additional disclosure in our SEC filings. However, similar to an “emerging growth companies”, “smaller reporting companies” are able to provide simplified executive compensation disclosures in their filings; are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting; and have certain other decreased disclosure obligations in their SEC filings, including, among other things, only being required to provide two years of audited financial statements in annual reports. Decreased disclosures in our SEC filings due to our status as a “smaller reporting company” may make it harder for investors to analyze our results of operations and financial prospects.

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The offering price of our shares of Common Stock offered in the Resale Prospectus Resale is fixed.

The Selling Stockholders set forth in the Resale Prospectus will offer and sell their shares of Common Stock being offered under the Resale Prospectus at $4.50 per share for the duration of the offering or until the shares are listed on a national securities exchange at which time the shares offered under the Resale Prospectus may be sold at prevailing market prices or privately negotiated prices or in transactions that are not in the public market.

Conversion of the Convertible Notes and issuance of incentive stock grants shall have a dilutive effect on our stock, and negatively impact the price of our Common Stock.

To the extent that the Convertible Notes are converted (See “Description of Capital Stock-Convertible Notes”) and options described in this prospectus (See “Description of Capital Stock-Equity Incentive Plan”) are exercised, dilution to the interests of our stockholders will occur.

Pursuant to the amendments to the securities purchase agreement for Convertible Notes dated November 13, 2024, entered by the Company and the investors, the Convertible Notes shall automatically convert into shares of our common stock upon the effectiveness of the registration statement at the conversion price of $1.50 per share. The Convertible Notes were converted into an aggregate of 1,066,668 shares of Common Stock and issued to the investors, and the three private placements were completed on February 10, 2025.

For the life of warrants and options, the holders will have the opportunity to profit from a rise in the price of the Common Stock with a resulting dilution in the interest of the other holders of Common Stock. The existence of such warrants and options may adversely affect the market price of our Common Stock and the terms on which we can obtain additional financing, and the holders of such warrants and options can be expected to exercise them at a time when we would, in all likelihood, be able to obtain additional capital by an offering of our unissued capital stock on terms more favorable to us than those provided by such warrants and options.

Investors in our Common Stock will face immediate and substantial dilution in the net tangible book value per Share and may experience future dilution.

If you purchase shares of our Common Stock in the IPO, you will pay more for your shares than the net tangible book value of your shares. As a result, you will incur immediate dilution of $4.~~08~~07 per share, representing the difference between the assumed public offering price of $4.5 per share and our estimated as adjusted net tangible book value as of ~~September 30~~December 31, 2024 of $0.~~42~~43 per share. Accordingly, should we be liquidated at our book value, you would not receive the full amount of your investment. Please refer to the section titled “Dilution” of this prospectus for more information.

Certain recent initial public offerings of companies with relatively small public floats have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. Our Common Stock may potentially experience rapid and substantial price volatility, which may make it difficult for prospective investors to assess the value of our Common Stock.

In addition to the risks addressed above under “The trading price of our Common Stock will likely be volatile,” our Common Stock may be subject to rapid and substantial price volatility. We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Common Stock. Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Common Stock may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Common Stock.

In addition, if the trading volumes of our Common Stock are low, persons buying or selling in relatively small quantities may easily influence prices of our Common Stock. This low volume of trades could also cause the price of our Common Stock to fluctuate greatly, with large percentage changes in price occurring in any trading day session.

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Holders of our Common Stock may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Common Stock. As a result of this volatility, investors may experience losses on their investment in our Common Stock. A decline in the market price of our Common Stock also could adversely affect our ability to issue additional Common Stock or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Common Stock will develop or be sustained. If an active market does not develop, holders of our Common Stock may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the IPO of approximately $~~10,999,500~~12,120,000, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We plan to use the net proceeds of the IPO in the following order of priority:

●	20% of the net proceeds for merger and acquisition;

●	50% of the net proceeds for expansion of market; and

●	30% of the net proceeds for working capital and other general corporate purposes.

To the extent that our actual net proceeds is not sufficient to fund all of the proposed purposes, we will decrease our allocation of the net proceeds for the purposes set out above on a pro rata basis. We would anticipate raising additional capital through equity or debt financing sufficient to fund our proposed uses above.

The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, and the rate of growth, if any, of our business, and our plans and business conditions. The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of the IPO. Our management will have significant flexibility in applying and discretion to apply the net proceeds of the IPO. If an unforeseen event occurs or business conditions change, we may use the proceeds of the IPO differently than as described in this prospectus.

Pending deployment of the net proceeds for the uses described above, the funds may be placed in short-term deposits with financial institutions or used to invest in short-term money market instruments.

We will not receive any proceeds from the sales of shares of our Common Stock by the Selling Stockholders.

DIVIDEND POLICY

We have no formal dividend policy. We have never declared or paid cash dividends on our Common Stock. We intend to retain all available funds and any future earnings, if any, to fund our business and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our Board of Directors and will depend upon our results of operations, financial condition, contractual restrictions, indebtedness, restrictions imposed by applicable law and other factors our Board of Directors deems relevant.

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CAPITALIZATION

The following tables set forth our capitalization as of ~~September 30~~December 31, 2024:

● on an actual basis; and

● on a pro forma as basis to reflect the issuance and sale of ~~2,700~~3,000,000 shares of Common Stock at an assumed initial public offering price of $4.5 per share after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

● on a pro forma as adjusted basis to reflect (i) the issuance and sale of ~~2,700~~3,000,000 shares of Common Stock at an assumed initial public offering price of $4.5 per share after deducting the underwriting discounts and commissions and estimated offering expenses payable by us; and (ii) conversion of convertible note of 1,066,668 shares of common stock at assumed price of $1.50 per share after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the tables together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As of ~~September 30~~December 31, 2024
	Actual (Audited)	Pro Forma	Pro Forma As Adjusted
(in US$)
Cash:	~~3,370,626~~6,934,107	~~16,233,322~~20,917,303	~~16,233,322~~20,917,303
Short Term liabilities	~~10,870,342~~17,073,202	~~12,470,344~~18,673,204	~~10,870,342~~17,073,202
Total liabilities including lease obligations	~~11,005,248~~17,195,801	~~12,605,250~~18,795,803	~~11,005,248~~17,195,801
Shareholders’ equity:
Treasury stock	(8)	(8)	(8)
Series X Super Voting Preferred Stock, $0.0001 par value, 75,000 shares outstanding as of ~~September 30~~December 31, 2024	8	8	8
Common Stock, $0.0001 par value, 210,000,000 share authorized, 14,000,000 shares of Common Stock outstanding on an actual basis; and ~~16,700~~17,000,000 shares outstanding pro forma and ~~17,766~~18,066,668(2) shares outstanding as adjusted(1) and (2)	1,400	1,~~670~~700	1,~~777~~807
Additional paid-in capital	2,092,~~468~~469	13,~~091,698~~719,595	~~14,691,593~~15,812,064
Accumulated comprehensive income	~~(109,879~~239,599 ~~)~~	~~(109,879~~239,599 ~~)~~	~~(109,879~~239,599 ~~)~~
Accumulated deficit	(~~5,996,370~~6,292,518)	(~~5,996,370~~6,292,518)	(~~5,996,370~~6,292,518)
Total equity (deficit)	(~~4,012,373~~3,959,050)	~~6,987,127~~7,668,376	~~8,587,129~~9,760,952
Non-controlling interest	(1,869,~~320~~010)	(1,869,~~320~~010)	(1,869,~~320~~010)
Total stockholders’ equity	(5,~~881,693~~828,060)	5,~~117,807~~799,366	~~6,717,809~~7,891,942
Total capitalization	~~5,123,555~~11,367,741	~~17,723,057~~24,595,169	~~17,723,057~~25,087,743

(1)	Pro forma additional paid in capital reflects the net proceeds we expect to receive, after deducting underwriting fee, underwriter expense allowance and other expenses. We expect to receive net proceeds of approximately $~~10,999,500~~12,120,000 (offering proceeds of $~~12,150~~13,500,000, less underwriting discounts of $~~850,500~~945,000, non-accountable expense of ~~$93~~135,000 and offering expenses of $~~207~~300,000 which $263,194 have paid). The shares of Common Stock reflects the issuance and sale of ~~2,700~~3,000,000 shares of Common Stock at an assumed initial public offering price of $4.50 per share after deducting underwriting discounts, Underwriter expense allowance and other expenses.

(2)	Pro forma as adjusted additional paid in capital reflects the net proceeds we expect to receive, after deducting underwriting fee, underwriter expense allowance and other expenses. We expect to receive net proceeds of approximately $~~12,599,502~~13,720,002 (offering proceeds of $~~12,150~~13,500,000 plus the total consideration of $1,600,002 to be paid for the conversion of the Convertible Notes, less underwriting discounts of $~~850,500~~945,000, non-accountable expense of ~~$93~~135,000 and offering expenses of $~~207~~300,000 which $263,194 have paid). The shares of Common Stock reflects the (i) issuance and sale of ~~2,700~~3,000,000 shares of Common Stock at an assumed initial public offering price of $4.50 per share and (ii) issuance and sales of 1,066,668 shares of Common Stock at an assumed price of $1.50 after deducting underwriting discounts, Underwriter expense allowance and other expenses.

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DILUTION

If you invest in our Shares, your interest will be diluted to the extent of the difference between the IPO offering price per share and our net tangible book value per share after the IPO. Dilution results from the fact that the IPO offering price per share is substantially in excess of the book value per share of Common Stock attributable to the existing stockholders for our presently outstanding shares.

Net tangible book value represents the amount of our total assets, excluding goodwill and other intangible assets, less our total liabilities. Our net tangible book value as of ~~September 30~~December 31, 2024 was US$(5,~~929,137~~981,709), or US$(0.~~42~~43) per share of Common Stock.

After giving effect to the issuance and sale of 1,066,668 shares of common stock as if such conversion of convertible note take place this offering at an assumed price of $1.50 per share, the issuance and sale of ~~2,700~~3,000,000 Shares in the IPO at an assumed initial public offering price of US$4.5 per share (the midpoint of the estimated price range set forth on the cover of this prospectus), and after deducting underwriting discounts and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of ~~September 30~~December 31, 2024 would have been US$~~6,670,365~~7,738,293 or approximately $0.~~38~~43 per outstanding share of Common Stock to existing stockholders and an immediate dilution in tangible book value of $4.~~12~~07 per share, to purchasers of common stock in this offering. The following table illustrates such dilution:

Public Offering Price		$4.50
Historical net tangible book value (deficit) as of ~~September 30~~December 31, 2024		(5,~~929,137~~981,709)
Increase in pro forma net tangible book value attributable to pro forma adjustments described above on the sale of ~~2,700~~3,000,000 shares of common stock in IPO of US$4.5 per share after deducting underwriting discounts and estimated offering expenses	$	~~10,999,500~~12,120,000
Pro forma net tangible book value as of ~~September 30~~December 31, 2024	$	~~5,070,363~~6,138,291
Increase in pro forma as adjusted net tangible book value attributable to investors participating in this offering to be paid for the conversion of the Convertible Notes of 1,066,668 shares of common stock at an assumed price of $1.50		$1,600,002
Pro forma as adjusted net tangible book value immediately after this offering	$	~~6,670,365~~7,738,293
Dilution per share to new investors in this offering		$4.~~12~~07

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The pro forma as adjusted dilution information discussed above is illustrative only and will depend on the actual public offering price and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma as adjusted basis as of ~~September 30~~December 31, 2024, the total number of shares ~~17,766~~18,066,668 of Common Stock purchased from us, the sales of ~~2,700~~3,000,000 shares of our common stock in this offering (assuming no exercise of the over-allotment option to purchase additional shares of common stock and assuming no exercise of the Representative’s Warrants), the total cash consideration paid to us, and the average price per share paid by existing stockholders and by investors in the IPO. The table below reflects an assumed initial public offering price of US$4.5 per share (the midpoint of the estimated price range set forth on the cover of this prospectus), for Shares purchased in the IPO and excludes underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price per Share
	Number	%	US$	%
Existing Stockholders	14,000,000	~~78.8~~77.5	1,400	*	0.0001
Private placement - convertible notes holders	1,066,668	~~6.0~~5.9	1,600,002	~~11.6~~10.5	1.5
Investors in this Offering	~~2,700~~3,000,000	~~15.2~~16.6	~~12,150~~13,500,000	~~88~~89.4	4.5
Total	~~17,766~~18,066,668	100.0	~~13,751~~15,101,402	100.0

* Less than 1%

The foregoing tables and calculations (other than the historical net tangible book value calculation), is based on 14,000,000 shares of our common stock outstanding as of ~~September 30~~December 31, 2024, ~~2,700~~3,000,000 shares sold in our initial public offering; the conversion of all of our Convertible notes into an aggregate of 1,066,668 shares of common stock as if such conversion take places in connection with the completion of the initial public offering.

CORPORATE HISTORY AND STRUCTURE

Founded in 2013, NusaTrip became the first online travel agency with International Air Transport Association (IATA) license in Indonesia that focused on serving global customers.

●	2013 – 2019: NusaTrip consolidates direct connections with low cost and full service airlines including GDS contents from multiple sales channels and utilizes its native distribution technology with 24/7 customer support as solution for partners and customers.

●	2019 – 2021: Although faced with the challenges of the pandemic, NusaTrip persevered as a leading online travel solution platform and it witnessed a remarkable surge of 300% in our B2B air ticket wholesale segment supplying to global online travel agencies which solidified its reputation as a reliable Online Travel Agency.

●	2022: NusaTrip officially joined Society Pass Inc (Nasdaq: SOPA) ecosystem in Southeast Asia.

●	2023: NusaTrip acquired VLeisure. VLeisure is a B2B global network platform that empowers agencies to manage and distribute travel products and services to their online partners and is headquartered in Vietnam.

●	2023: NusaTrip established regional offices across South East Asia. Including locations in Singapore, Indonesia, and Vietnam. NusaTrip plans to open its regional office in Malaysia.

●	2023: NusaTrip intends to acquire more entities to strengthen its business and expand its network, aspiring to be the leading Online Travel Agency (OTA) that consistently provides optimal services for customers and partners.

●	2024: On August 7, 2024, the Board of Directors of Society Pass approved an initial public offering of the Company, so as to make it a standalone public company with no further financial dependence on or support agreements or other material agreements with Society Pass; and also approved (i) the authorization of the Convertible Notes and of 1,066,668 shares of our Common Stock to be issuable upon conversion of the Convertible Notes as well as (ii) the authorization for public issuance of up to ~~2,700~~3,000,000 shares of our Common Stock in connection with this offering.

●	2024: On October 18, 2024, we ~~completed~~entered into three private placements of an aggregate of $1,600,002 aggregate amount of Convertible Notes.

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NusaTrip’s principal office in the U.S. is located at 701 S. Carson Street, Suite 200, Carson City, NV 89701.

The Company’s headquarters are located at 28F AIA Central, Jl. Jend. Sudirman No.Kav. 48A, RT.5/RW.4, Karet, Semanggi, Kota Jakarta Selatan, Daerah Khusus Ibukota Jakarta 12930, Indonesia.

The website for our travel tech and online travel agency website platform is www.nusatrip.com.

The information included on our websites are not part of this prospectus.

The following is our corporate structure prior to giving effect to this offering:

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Upon the consummation of this offering, Society Pass Incorporated will control ~~78.8~~77.5% of the voting power of the Company’s outstanding voting securities, assuming that the underwriters of this offering do not exercise their option to purchase additional Common Stock. The following is our corporate structure after giving effect to this offering:

* “Other Stockholders” are comprised of the holders of Common Stock to be issued upon the conversion of the Convertible Notes, and the holders of Common Stock offered in this Offering.

The foregoing chart assumes no exercise by the underwriters of their over-allotment option. Of the “Other Stockholders,” the holders of Common Stock to be issued upon the conversion of the Convertible Notes would own an aggregate of ~~6.0~~5.9%, and the holders of Common Stock offered in this Offering would own an aggregate of ~~15.2~~16.6%, of the outstanding Common Stock.

The subsidiaries shown in the foregoing chart are currently owned by the Company, and the ownership of each such subsidiary shall not change upon or as a result of the consummation of this offering.

As a current subsidiary of the Society Pass’ ecosystem, a dynamic fintech and e-commerce platform, we are presented with exciting possibilities to explore innovative advertising approaches. Drawing on the potential of digital media, we possess the means to efficiently reach and captivate diverse audiences, enabling us to offer comprehensive solutions that cater to our clients’ unique marketing objectives. Through this synergy, we continue to pave the way for cutting-edge advertising strategies that drive exceptional results and maximize the impact of our clients’ campaigns.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Consolidated Results of Operations

For the year ended December 31, ~~2023~~2024, compared to the year ended December 31, ~~2022~~2023

The following table shows key components of our results of operations during the year ended December 31, ~~2023~~2024 and ~~2022~~2023.

	December 31, ~~2023~~2024	December 31, ~~2022~~2023	Year ended Variance +/(-)
	US$	US$	US$		%
Revenue, net	$1,181,746~~2,307,661~~	$2,307,661~~1,404,222~~	$	~~903,439~~(1,125,915)	~~64.34~~(48.79)
Cost of revenue	(~~42,526~~17,769)	(~~1,341~~42,526)		~~(41,185~~24,757 ~~)~~	~~3,071~~(58.22)
Gross profit	1,163,977~~2,265,135~~	2,265,135~~1,402,881~~		~~862,254~~(1,101,158)	(48.61~~.46~~ )

Operating cost:
Sales and marketing expense	(~~301,597~~166,289)	(~~291,892~~301,597)		~~(9,705~~135,308 ~~)~~	~~3.32~~(44.86)
General and administrative expenses	(~~2,028,971~~1,742,420)	(~~3,041,318~~2,028,971)		~~1,012,347~~286,551	(~~33.29~~14.12)
Total operating cost	(~~2,330,568~~1,908,709)	(~~3,333,210~~2,330,568)		~~1,002,642~~421,859	(~~30.08~~18.10)

Loss from operations	(~~65,433~~744,732)	(~~1,930,329~~65,433)		~~1,864,896~~(679,299)	~~(96.61~~1,038.16 ~~)~~

Other income (loss):
Interest income	2,504~~3,436~~	3,436~~2,418~~		~~1,018~~(932)	~~42.10~~(27.12)
Other income	18,533~~77,514~~	77,514~~20,099~~		~~57,415~~(58,981)	~~285.66~~(76.09)
~~Loss on disposal of fixed assets~~Written-off FA	~~—~~(67,406)	~~(4,264~~— ~~)~~		~~4,264~~(67,406)	~~(100.00~~— ~~)~~
Waiver of debts	—~~140,629~~	140,629~~1,097,870~~		(~~957,241~~140,629)	(~~87.19~~100.00)
Bad debt written off	~~(22,527~~— ~~)~~	(~~731~~22,527)		~~(21,796~~22,527 ~~)~~	~~2981.67~~(100.00)
Interest expense	(~~841~~26)	~~—~~(841)		~~841~~815	~~—~~(96.91)
Other expenses	~~(36,681~~— ~~)~~	(~~23,859~~36,681)		36,681~~(12,822 )~~	~~53.74~~(100.00)
Total other income (loss), net	(46,395~~161,530~~ )	161,530~~1,091,533~~		(~~930,003~~207,925)	(~~85.20~~128.72)
Income (loss) before income taxes	(791,127~~96,097~~ )	96,097~~(838,796 )~~		~~934,893~~(887,224)	(~~111.46~~923.26)
Income tax credit (expense)	~~(16,185~~4,031 ~~)~~	(~~179,123~~16,185)		~~162,938~~20,216	(~~90.96~~124.91)
NET INCOME (LOSS)	$(787,096~~79,912~~ )	$ (~~1,017,919~~79,912)	$	~~1,097,831~~(867,008)	(~~107.85~~1,084.95)

Revenue

For the year ended December 31, ~~2023~~2024, our revenue ~~increased~~decreased by approximately $~~903,439~~1,125,915 or ~~64.34~~48.79% to $~~2,307,661~~1,181,746, as compared with $~~1,404,222~~2,307,661 for the year ended December 31, ~~2022~~2023.

Our revenues were mainly generated by the sales of travel product and services ~~which can be broadly classified into two major items of sales of air ticket and hotel reservation~~. The following table sets forth the breakdown of our revenue by service lines.

	Year Ended December 31, ~~2023~~2024		% of total revenue	Year Ended December 31, ~~2022~~2023	% of total revenue	Year ended Variance +/(-)
Ticketing	$	~~1,337,080~~860,939	~~57.94~~72.85%	$1,~~141,627~~337,080	~~81.30~~57.94%	$	~~195,453~~(476,141)
Online advertisement		290,675~~639,947~~	~~27.73~~24.60%	639,947~~—~~	~~—~~27.73%		~~639,947~~(349,272)
Hotel Reservation		16,906~~180,220~~	~~7.81~~1.43%	180,220~~67,426~~	~~4.80~~7.81%		~~112,794~~(163,314)
Hotel Technology Platform Software Service		6,837~~10,493~~	0.~~45~~58%	10,493~~135,699~~	~~9.66~~0.45%		(~~125,206~~3,656)
Ancillary		6,389~~139,921~~	0.54~~6.06~~ %	139,921~~59,470~~	6.06~~4.24~~ %		~~80,451~~(133,532)
		$1,181,746~~2,307,661~~	100.00%	$2,307,661~~1,404,222~~	100.00%	$	~~903,439~~(1,125,915)

Our revenues were mainly generated from the sales of air ticket for the year ended December 31, ~~2023~~2024, as it contributed to ~~57.94~~72.85% of our total revenue, as compared to ~~81.30~~57.94% for the year ended December 31, ~~2022~~2023, with ~~an increase~~a decrease of ~~17.12~~35.61% or $~~195,453~~476,141 due to ~~the recovering of global travel activity as countries~~temporary ordering disruption for system upgrading and ~~state border reopen after COVID19. Second, new revenue~~ enhancement. Revenue on advertisement contributed 24.60~~27.73~~% or $290,675 for the year ended December 31, 2024, with a decrease of 54.58% or $349,272 as compared to $639,947 for the year ended December 31, 2023 ~~arise from promoting brand in our platform.~~, due to lesser demand during the year. On the other hand, revenue generated from the hotel reservation accounted for 1.43% and 7.81% ~~and 4.80%~~ of our total revenue for the year ended December 31, ~~2023~~2024 and ~~2022~~2023, respectively, ~~an increase~~with a decrease of ~~167.29~~90.62% or $~~112,794 due to recovering~~163,314 as a result of ~~global travel activity as countries border reopen after COVID19.~~strong competitive pricing environment. Revenue from ancillary is mainly from travel related service such as travel insurance, refund margin, car rental and train ticketing, ~~increase $80,451 or 135.28% to~~ which decrease $133,532 or 95.43% to $6,389 for the year ended December 31, 2024 from $139,921 for the year ended December 31, 2023 ~~from $59,470 for the year ended December 31, 2022 are in line with the increase~~due to the drop of refund margin for air ticket ~~and hotel reservation. The overall increase was partially offset by the~~. The decrease of hotel technology platform software service of $~~125,206~~3,656 or ~~97.27~~34.84%, to $6,837 for the year ended December 31, 2024 from $10,493 for the year ended December 31, ~~2022 from $135,699 for the year ended December 31, 2022~~2023 is due to the dropping of Vietnam hotel technology platform software service subscription~~, which~~ earned from local hotel for local cross-border traveler ~~during the COVID19 countries border restriction in year 2022~~.

Cost of Revenue

For the year ended December 31, ~~2023~~2024, our cost of revenue ~~for~~is hotel technology platform software service subscription, ~~increased~~decreased by $~~41,185~~24,757 or ~~3,071~~58.22% to $~~42,526~~17,769, as compared to $~~1,341~~42,526 for the year ended December 31, ~~2022~~2023. The ~~increase in cost~~decrease is due to termination of some high software ~~subscription was due to the expansion of direct Vietnam IT team and software costs in year 2023. However, the expansion and software cost invested did not bring in expected revenue due to demand drop for local hotel stay after reopening of country border, local traveler reduced. No cost of revenue of online advertising revenue was recorded as online advertisement is shown on our ready/ongoing website and mobile Apps that is not subject to significant direct cost but general IT maintenance cost which recorded in General and Administrative Expenses~~cost.

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Gross Profit

For the year ended December 31, ~~2023~~2024, our gross profit ~~increased~~decreased by $~~862,254~~1,101,158 or 48.61~~.46~~% to $~~2,265,135~~1,163,977, as compared to $~~1,402,881~~2,265,135 for the year ended December 31, ~~2022~~2023. Gross profit margin of 98.~~16~~50% for the year ended December 31, ~~2023~~2024 was ~~decreased~~increased by 0.~~02~~34%, as compared to gross profit margin of ~~99.90~~98.16% in December 31, ~~2022~~2023. Significant high gross profit margin is the nature of our business for which ~~major~~the majority of the revenue are recognized at net basis, according to agency theory, ~~which~~ the cost of purchase is net off in the revenue against the Gross Merchandise Value (GMV) and the revenue is supported by operating costs. The ~~decrease~~increase is mainly attributable to the ~~increase~~decrease in cost of revenue for the year ended December 31, ~~2023, due to expansion of IT team and software cost~~2024.

Sales and Marketing Expenses (“S&M”)

For the year ended December 31, ~~2023~~2024, our sales and marketing expenses ~~increased~~decreased by $~~9,705~~135,308 or ~~3.32~~44.86% to $~~301,597~~166,289, as compared with $~~291,892~~301,597 for the year ended December 31, ~~2022~~2023. The ~~increase~~decrease in S&M is primarily attributable to the further cost control for related marketing and promotion ~~expenses needed for boosting the travel business~~.

General and Administrative Expenses (“G&A”)

For the year ended December 31, ~~2023~~2024, our general and administrative expenses decreased by $~~1,012,347~~286,551 or ~~33.29~~14.12% to $~~2,028,971~~1,742,420, as compared with $~~3,041,318~~2,028,971 for the year ended December 31, ~~2022~~2023. The decrease was mainly due to the ~~reversal~~adjustment of post-employment benefit, unclaimable sales tax and ~~withholding tax provision which amounting to $191,634 for December 31, 2023, from~~ the ~~sales tax and withholding tax provision of $1,730,321 for December 31, 2022. This sales tax provision was computed based on all air ticketing and hotel reservation revenue in Indonesia whereas withholding tax was computed based on all taxable payments subject to Indonesia local tax requirement. Both this sales tax and withholding tax covered~~fact that the ~~transactions between 2016 to 2022 omitted by the Company’s previous owner; we appointed a local tax agent for this provision calculation after the business acquisition. The reversal happened in 2023 and was reflected by the finalization of these computation by local tax authority. All above was partially offset by increased in staff costs of $601,140, professional fee of $236,278, and other operating costs~~Company imposed an overall cost control since beginning of year 2024.

Other income (expenses)

For the year ended December 31, ~~2023~~2024, net other ~~income decreased~~expenses increased by $~~930,003~~207,925 or ~~85.20~~128.72% to $~~161,530~~46,395, as compared to net other income of $~~1,091,533~~161,530 for the year ended December 31, ~~2022~~2023. The reduction is mainly due to the ~~waiver~~fixed assets written off of ~~debt from amount due to previous shareholder decrease of $957,241 or 87.19% from $1,097,870 for the year ended December 31, 2022 to $140,629~~$67,406 for the year ended December 31, 2023 due to office renovation.

Income (Loss) before income taxes

For the year ended December 31, 2024~~2023~~, our ~~operations performance~~loss before income tax increased   by $~~934,893~~887,224   or ~~111.46~~923.26% to ~~income from operations of $96,097~~$791,127, as compared to ~~loss from operations~~income before income tax of $~~838,796~~96,097 for the year ended December 31, ~~2022. The decrease~~ 2023. This is mainly caused by ~~the increase~~ significant decrease in ~~gross profit and decrease in general and administrative expenses as explained earlier~~revenue.

Income Tax Expense

~~We~~The company had a net reverse income tax expense for over provision in prior year of $4,031 for the year ended December 31, 2024 while we have incurred income tax expense and deferred tax expense of $16,185 ~~and $179,123~~ for the year ended December 31, 2023 ~~and 2022,~~ respectively. The Company has provided for a full valuation allowance against the deferred tax assets on the expected future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will not be realized in the future.

Net income (loss)

For the year ended December 31, ~~2023, our~~ 2024, we incurred a net loss ~~decreased by~~of approximately $~~1,097,831~~787,096, representing a negative swing of $867,008 or ~~107.85%~~1,084.95% compared to net income of $79,912~~, as compared to net loss of $1,017,919~~ for the year ended December 31, ~~2022~~2023. The ~~decrease in net~~ shift form profitability to loss is ~~primarily~~mainly attributable to ~~the increase in gross profit, decrease in general and administrative expenses~~significant reduction in revenue as explained earlier.

Liquidity and Capital Resources

~~Liquidity and Capital Resources~~

As of December 31, ~~2023~~2024, we had cash and cash equivalents of $6,934,107~~575,447~~ and working capital deficit of $~~5,639,886~~6,005,394. For the year ended December 31, ~~2023~~2024, the Company incurred net ~~income~~loss of $787,096~~79,912~~ and net cash ~~used in~~provided by operating activities of $~~919,564~~6,396,754.

While the Company believes that it will be able to continue to grow the Company’s revenue base and control expenditures, there is no assurance it will be able to do so. The Company continually monitors its cash, capital structure and operating plans and evaluates various potential funding alternatives that may be needed in order to finance the Company’s business development activities, general and administrative expenses and growth strategy. We expect to continue to rely on cash generated through financing from public offerings or private offerings of our or one or more of our subsidiaries’ securities, to finance our operations and future acquisitions. The Company believes that it has sufficient liquidity to continue its current business plans and operations for more than one year.

Cash Flows

The following table sets forth a summary of our cash flows for the three and

~~While the Company believes that it will be able to continue to grow the Company’s revenue base and control expenditures, there is no assurance it will be able to do so. The Company continually monitors its cash, capital structure and operating plans and evaluates various potential funding alternatives that may be needed in order to finance the Company’s business development activities, general and administrative expenses and growth strategy. We expect to continue to rely on cash generated through financing from public offerings or private offerings of our or one or more of our subsidiaries’ securities, to finance our operations and future acquisitions. The Company believes that it has sufficient liquidity to continue its current business plans and operations for more than one year.~~

~~Cash Flows~~

year

~~The following table sets forth a summary of our cash flows for the years~~ ended December 31, ~~2023~~2024 and ~~2022~~2023:

	Year Ended December 31, ~~2023~~			~~Year Ended December 31, 2022~~
	2024		2023
Net cash provided by (used in) operating activities	$6,369,754~~(919,564~~	~~)~~	$	~~885,717~~(919,564)
Net cash used in investing ~~activities~~activity	(29,~~550~~959)			(~~226,740~~29,550)
Net cash provided by financing activities	—			—
Effect on exchange rate change	(~~199,066~~22,335)			~~91,562~~(199,066)
Net change in cash and cash equivalent	6,317,460~~(1,148,180~~	~~)~~		(1,148,180~~750,539~~ )
Cash and cash equivalent ~~including restricted cash~~ at beginning of ~~year~~period	670,547~~1,818,727~~			1,~~068,188~~818,727
Cash and cash equivalent ~~including restricted cash~~ at end of ~~year~~period	$6,988,007~~670,547~~		$	~~1,818,727~~670,547

44

Net Cash Provided by (Used in) Operating Activities.

For the year ended December 31, 2024, net cash provided by operating activities was $6,369,754, which consisted primarily of a net loss of $787,096, adjusted by add back of bad debt written off of $100,302, inventory written off of $55,112, depreciation of plant and equipment of $80,443, amortization of intangible assets of $24,638, depreciation of ROU of $128,591, deferred tax assets of $92,170, working capital provided by account receivables of $58,159, inventory of $163,935, trade payables of $568,211, accrued liabilities and other payables including related parties of $7,619,082, fixed asset written off of $67,406, inventory written off of $55,112 and contract liabilities of $444,289, partially offset by working capital used in lease liabilities of $127,646 and deposits, prepayments and other receivables including related parties of $2,117,842.

For the year ended December 31, 2023, net cash used in operating activities was $919,564, which consisted primarily of a net income of $79,912, adjusted by add back of depreciation of plant and equipment of $88,706, amortization of intangible assets of $25,812, depreciation of ROU of $105,730, bad debt written off $22,527 and deduct deferred tax assets of $149,858 and waiver of debts of $140,628, working capital used in account receivables of $537,955, inventory of $308,554, prepayment and other receivables including related parties of $978, accrued liabilities and other payables including related parties of $951,009, and contract liabilities of $152,025, partially offset by working capital provided from trade payables of $998,756.

~~For the year ended December 31, 2022, net cash provided from operating activities was $885,717, which consisted primarily of a net loss of $1,017,919, adjusted by add back of depreciation of plant and equipment of $40,374, amortization of intangible assets of $43,831, bad debt written off of $731, deferred tax assets of $170,326, and deduct waiver of debts of $1,097,870, working capital used in account receivables of $444,685, prepayment and other receivables of $178,659, contract liabilities of $239,163, and partially offset by working capital provided from trade payables of $1,451,516, accrued liabilities and other payables of $2,126,718 and inventory of $16,239.~~

Changes in operating activities ~~decreased~~increased by $~~1,805,281~~7,289,318 or ~~203.82~~792.69% from net cash ~~provided of $885,717 for December 31, 2022 to net cash~~ used of $919,564 for December 31, 2023 to net cash used of $6,369,754 for December 31, 2024 mainly due to ~~increase~~decrease repayment of accrued liabilities and other payables including related parties of $~~3,077,727, increase~~8,570,091, decrease in deferred tax assets of $~~320,184, increase~~242,028, decrease in settlement of inventory of $~~324,793~~472,489 and ~~increase~~decrease in repayment of ~~trade payables~~contract liabilities of $~~452,760~~596,314, partially offset by net ~~income~~loss increase of $~~1,097,831~~867,008 and ~~waiver of debt~~deposit, prepayments and other receivables including related parties decrease of $~~957,242~~2,116,863.

Until we generate cash flows from operations, we expect to continue to rely on cash generated through financing from public offerings or private offerings by the Company or one or more of our subsidiaries’ securities, however, to finance our operations and future acquisitions.

Net Cash Used In Investing Activity.

For the ~~year~~years ended December 31, ~~2023~~2024 and ~~2022~~2023, there was a net cash outflow of $NIL and $29,550 ~~and $226,740~~ primarily as a result of the purchase of plant and equipment. ~~The decrease was due to the reduction of continue investing in plant and equipment.~~

Material Cash Requirements

Our cash requirements consist primarily of day-to-day operating expenses, capital expenditures and contractual obligations with respect to banking facilities and other operating leases. We lease all our office facilities. We expect to make future payments on existing leases from cash generated from operations. We have limited credit available from our major vendors and are obligated to settle the purchase invoices and repay the contractual bank loans in a punctual manner, which further constrains our cash liquidity.

We believe that we have sufficient working capital for our requirements for at least the next 12 months from the date of this prospectus, absent unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and the estimated net proceeds from this offering.

Off-balance Sheet Financing Arrangements

We have no obligations, assets or liabilities which would be considered off-balance sheet arrangements as of December 31, 2024 and 2023. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Concentration of credit risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. We place our cash and cash equivalents with financial institutions with high credit ratings and quality.

We conduct credit evaluations of customers, and generally do not require collateral or other security from our customers. We establish an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

Concentration risk in major customers

~~2023 and 2022. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.~~

~~QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK~~

~~Concentration of credit risk~~

~~Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. We place our cash and cash equivalents with financial institutions with high credit ratings and quality.~~

~~We conduct credit evaluations of customers, and generally do not require collateral or other security from our customers. We establish an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.~~

~~Concentration risk in major customers~~

For the ~~years~~year ended December 31, 2024, the Company had a single customer that constituted 22.94% of its revenue, with accounts receivable of $0 at the year-end.

For the year ended December 31, 2023 ~~and 2022~~, the Company had a single customer that constituted 16.40% ~~and 30.30%~~ of its revenues, with accounts receivable of $0 ~~and $0~~ at the year-end.

Concentration risk in major vendors

For the years ended December 31, ~~2023~~2024 and ~~2022~~2023, none of the vendor accounted for 10% or more of the Company’s cost of revenue.

45

Exchange rate risk

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the Vietnam Dong, Malaysian Ringgit, Indonesian Rupiah and the United States dollar. As of December 31, ~~2023~~2024 and ~~2022~~2023, we did not hold or issue any derivative for trading purposes or to hedge against fluctuations in foreign exchange rates. We mitigated this risk by conducting sales and purchases transactions in the same currency. Doing so helped to reduce, but has not eliminated, the impact of foreign currency exchange rate movements. As of December 31, ~~2023~~2024 and ~~2022~~2023, we had no outstanding forward exchange or foreign currency option contracts.

We currently do not have a foreign currency hedging policy. However, our management monitor foreign exchange exposure and will consider hedging significant foreign exchange exposure should the need arise.

Economic and political risk

Our major operations are conducted in Republic of Vietnam, Singapore, Malaysia, Indonesia and United States. Accordingly, the political, economic, and legal environments in Republic of Vietnam, Singapore, Malaysia, Indonesia and United States, as well as these countries’ economy may influence our business, financial condition, and results of operations.

~~For the three and nine months ended September 30, 2024, compared to the three and nine months ended September 30, 2023~~

~~The following table shows key components of our results of operations during the three and nine months ended September 30, 2024 and 2023.~~

	~~Three months ended September 30,~~				~~Nine months ended September 30,~~
	~~2024~~		~~2023~~		~~2024~~		~~2023~~
	~~US$~~		~~US$~~		~~US$~~		~~US$~~
~~Revenue, net~~	~~173,446~~		~~716,574~~		~~887,711~~		~~1,641,685~~
~~Cost of revenue~~	~~(4,279~~	~~)~~	~~(11,760~~	~~)~~	~~(16,469~~	~~)~~	~~(30,823~~	~~)~~
~~Gross profit~~	~~169,167~~		~~704,814~~		~~871,242~~		~~1,610,862~~

~~Operating cost:~~
~~Sales and marketing expense~~	~~(37,071~~	~~)~~	~~(88,877~~	~~)~~	~~(134,926~~	~~)~~	~~(237,580~~	~~)~~
~~General and administrative expenses~~	~~(205,188~~	~~)~~	~~(249,227~~	~~)~~	~~(1,255,893~~	~~)~~	~~(1,533,506~~	~~)~~
~~Total operating cost~~	~~(242,259~~	~~)~~	~~(338,104~~	~~)~~	~~(1,390,819~~	~~)~~	~~(1,771,086~~	~~)~~

~~(Loss) Profit from operations~~	~~(73,092~~	~~)~~	~~366,710~~		~~(519,577~~	~~)~~	~~(160,224~~	~~)~~

~~Other income (loss):~~
~~Interest income~~	~~418~~		~~698~~		~~1,773~~		~~2,052~~
~~Other income~~	~~32,536~~		~~9,913~~		~~33,745~~		~~63,501~~
~~Interest expense~~	~~—~~		~~—~~		~~—~~		~~(841~~	~~)~~
~~Other expenses~~	~~—~~		~~215,054~~		~~—~~		~~(26,944~~	~~)~~
~~Total other income, net~~	~~32,954~~		~~225,665~~		~~35,518~~		~~37,768~~

~~(Loss) Profit before income taxes~~	~~(40,138~~	~~)~~	~~592,375~~		~~(484,059~~	~~)~~	~~(122,456~~	~~)~~

~~Income tax expense~~	~~(3,330~~	~~)~~	~~—~~		~~(3,897~~	~~)~~	~~(501~~	~~)~~

~~NET (LOSS) PROFIT~~	~~(43,468)~~		~~592,375~~		~~(487,956~~	~~)~~	~~(122,957~~	~~)~~

~~Revenue~~

~~For the nine months ended September 30, 2024, our revenue decreased by approximately $753,974 or 45.3% to $887,711, as compared with $1,641,685 for the nine months ended September 30, 2023.~~

~~Our revenues were mainly generated by the sales of travel product and services which can be broadly classified into two major items of sales of air ticket and online advertisement. The following table sets forth the breakdown of our revenue by service lines.~~

	~~September 30, 2024~~	~~% of total revenue~~		~~September 30, 2023~~	~~% of total revenue~~
	~~US$~~			~~US$~~
~~Ticketing~~	~~154,785~~	~~89.24~~	~~%~~	~~325,885~~	~~45.48~~	~~%~~
~~Online advertisement~~	~~—~~	~~—~~	~~%~~	~~299,729~~	~~41.83~~	~~%~~
~~Hotel Reservation~~	~~6,672~~	~~3.85~~	~~%~~	~~8,889~~	~~1.24~~	~~%~~
~~Hotel Technology Platform Software Service~~	~~504~~	~~0.29~~	~~%~~	~~3,105~~	~~0.43~~	~~%~~
~~Ancillary~~	~~11,485~~	~~6.62~~	~~%~~	~~78,966~~	~~11.02~~	~~%~~
~~Total revenue~~	~~173,446~~	~~100.00~~	~~%~~	~~716,574~~	~~100.00~~	~~%~~

~~For the nine months ended September 30, 2024~~

	~~September 30, 2024~~	~~% of total revenue~~		~~September 30, 2023~~	~~% of total revenue~~
	~~US$~~			~~US$~~
~~Ticketing~~	~~538,761~~	~~60.70~~	~~%~~	~~1,174,220~~	~~71.53~~	~~%~~
~~Online advertisement~~	~~290,675~~	~~32.74~~	~~%~~	~~299,729~~	~~18.25~~	~~%~~
~~Hotel Reservation~~	~~14,678~~	~~1.65~~	~~%~~	~~104,872~~	~~6.39~~	~~%~~
~~Hotel Technology Platform Software Service~~	~~6,721~~	~~0.76~~	~~%~~	~~5,545~~	~~0.34~~	~~%~~
~~Ancillary~~	~~36,876~~	~~4.15~~	~~%~~	~~57,319~~	~~3.49~~	~~%~~
~~Total revenue~~	~~887,711~~	~~100.00~~	~~%~~	~~1,641,685~~	~~100.00~~	~~%~~

~~48~~

~~Our revenues were mainly generated from the sales of air ticket for the nine months ended September 30, 2024, as it contributed to 60.70% of our total revenue, decrease as compared to 71.53% for the nine months ended September 30, 2023. On the other hand, revenue generated from the online advertisement accounted for 32.74% and 18.25% of our total revenue for the nine months ended September 30, 2024 and 2023, respectively.~~

~~Overall revenue decrease for the three and nine months ended September 30, 2024 as compared to September 30, 2023 due to disruption of ticketing and hotel reservation system upgrade and server migration during the period.~~

~~Cost of Revenue~~

~~For the nine months ended September 30, 2024, our cost of revenue in respect of software subscription decreased   by $14,354 or 46.57% to $16,469, as compared with $30,823 for the nine months ended September 30, 2023. The decrease in cost of software subscription was due to the cost control by restructuring of direct Vietnam IT team and software costs due to software cost invested did not bring in expected revenue due to demand drop for local hotel stay after reopening of country border, local traveler reduced. No cost of revenue of online advertising revenue was recorded as online advertisement is shown on our ready/ongoing website and mobile Apps that is not subject to significant direct cost but general IT maintenance cost which recorded in General and Administrative Expenses.~~

~~Gross Profit~~

~~For the nine months ended September 30, 2024, our gross profit decreased by $739,620 or 45.91% to $871,242, as compared with $1,610,862 for the nine months ended September 30, 2023. Gross profit margin belongs to Hotel Technology Platform Software Service which remained stable of 98.14% for the nine months ended September 30, 2024 as compared to 98.12% in September 30, 2023.~~

~~Sales and Marketing Expenses (“S&M”)~~

~~For the nine months ended September 30, 2024, our sales and marketing expenses decreased by $102,654 or 43.21% to $134,926, as compared with $237,580 for the nine months ended September 30, 2023. The decrease in S&M is primarily attributable to the reducing cost related to marketing and promotion expenses needed.~~

~~General and Administrative Expenses (“G&A”)~~

~~For the nine months ended September 30, 2024, our general and administrative expenses decreased by $277,613 or 18.10% to $1,255,893, as compared with $1,533,506 for the nine months ended September 30, 2023. The decrease was mainly due to the decrease in staff costs of $267,090 for employee restructuring exercise.~~

~~Other income (expenses)~~

~~For the nine months ended September 30, 2024, net other income slightly decreased by $2,250 or 5.96% to $35,518, as compared to net other income of $37,768 for the nine months ended September 30, 2023.~~

~~Loss before income taxes~~

~~For the nine months ended September 30, 2024, our loss from operations increased by $361,603 or 295.29% to $484,059, as compared to $122,456 for the nine months ended September 30, 2023. The increase is mainly caused by the decrease in revenue and gross profit.~~

~~Income Tax Expense~~

~~We incurred income tax of $3,897 and $501 for the nine months ended September 30, 2024 and 2023, respectively. The Company has provided for a full valuation allowance against the deferred tax assets on the expected future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will not be realized in the future.~~

~~49~~

~~Net loss~~

~~For the nine months ended September 30, 2024, our net loss increased by approximately $364,999 or 296.85%     to $487,956, as compared with net loss of $122,957 for the nine months ended September 30, 2023. The decrease in net loss is primarily attributable to the decrease in revenue and gross profit.~~

~~Liquidity and Capital Resources~~

~~As of September 30, 2024, we had cash and cash equivalents of $3,370,626 and working capital deficit of $6,164,541. For the nine months ended September 30, 2024, the Company incurred net loss of $487,956 and net cash provided by operating activities of $2,751,743.~~

~~While the Company believes that it will be able to continue to grow the Company’s revenue base and control expenditures, there is no assurance it will be able to do so. The Company continually monitors its cash, capital structure and operating plans and evaluates various potential funding alternatives that may be needed in order to finance the Company’s business development activities, general and administrative expenses and growth strategy. We expect to continue to rely on cash generated through financing from public offerings or private offerings of our or one or more of our subsidiaries’ securities, to finance our operations and future acquisitions. The Company believes that it has sufficient liquidity to continue its current business plans and operations for more than one year.~~

~~Cash Flows~~

~~The following table sets forth a summary of our cash flows for the three and nine months ended September 30, 2024 and 2023:~~

~~Nine Months Ended September 30,~~
	~~2024~~			~~2023~~
~~Net cash provided by (used in) operating activities~~	~~$~~	~~2,751,743~~		~~$~~	~~(1,161,885~~	~~)~~
~~Net cash used in investing activity~~		~~(9,826~~	~~)~~		~~(14,783~~	~~)~~
~~Net cash provided by financing activities~~		~~—~~			~~—~~
~~Effect on exchange rate change~~		~~12,262~~			~~7,212~~
~~Net change in cash and cash equivalent~~		~~2,754,179~~			~~(1,169,456~~	~~)~~
~~Cash and cash equivalent at beginning of period~~		~~670,547~~			~~1,818,727~~
~~Cash and cash equivalent at end of period~~	~~$~~	~~3,424,726~~		~~$~~	~~649,271~~

~~Net Cash Provided by (Used in) Operating Activities.~~

~~For the nine months ended September 30, 2024, net cash used in operating activities was $2,751,743, which consisted primarily of a net loss of $487,948, adjusted by add back of bad debt written off of $33,883, depreciation of plant and equipment of $64,940, amortization of intangible assets of $18,479, depreciation of ROU of $89,319  and deduct deferred tax assets of $85,742, working capital provided by account receivables of $74,825, inventory of $119,630, deposits, prepayments and other receivables of $979,605, trade payables of $1,067,000, accrued liabilities and other payables of $302,506, and contract liabilities of $492,068, partially offset by working capital used in lease liabilities of $88,306.~~

~~For the nine months ended September 30, 2023, net cash used in operating activities was $1,161,885, which consisted primarily of a net loss of $122,957, adjusted by add back of depreciation of plant and equipment of $65,921, amortization of intangible assets of $19,359, depreciation of ROU of $75,672 and deduct deferred tax assets of $159,841, working capital used in account receivables of $928,578, inventory of $162,004, accrued liabilities and other payables of $1,259,577, contract liabilities of $139,869 and lease liabilities of $73,379, partially offset by working capital provided from deposits, prepayments and other receivables of $457,666, and trade payables of $1,065,702.~~

~~50~~

~~Until we generate cash flows from operations, we expect to continue to rely on cash generated through financing from public offerings or private offerings by the Company or one or more of our subsidiaries’ securities, however, to finance our operations and future acquisitions.~~

~~Net Cash Used In Investing Activities.~~

~~For the nine months ended September 30, 2024 and 2023, there was a net cash outflow of $9,826 and $14,783 primarily as a result of the purchase of plant and equipment.~~

~~Material Cash Requirements~~

~~Our cash requirements consist primarily of day-to-day operating expenses, capital expenditures and contractual obligations with respect to banking facilities and other operating leases. We lease all our office facilities. We expect to make future payments on existing leases from cash generated from operations. We have limited credit available from our major vendors and are obligated to settle the purchase invoices in a punctual manner, which further constrains our cash liquidity.~~

~~We believe that we have sufficient working capital for our requirements for at least the next 12 months from the date of this prospectus, absent unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and the estimated net proceeds from this offering.~~

~~Off-balance Sheet Financing Arrangements~~

~~We have no obligations, assets or liabilities which would be considered off-balance sheet arrangements as of September 30, 2024 and December 31, 2023. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.~~

~~QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK~~

~~Concentration of credit risk~~

~~Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. We place our cash and cash equivalents with financial institutions with high credit ratings and quality.~~

~~We conduct credit evaluations of customers, and generally do not require collateral or other security from our customers. We establish an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.~~

~~Concentration risk in major customers~~

~~For the nine months ended September 30, 2024, the Company had a single customer that constituted 15.25% of its revenue, with accounts receivable of $0 at the period-end.~~

~~For the nine months ended September 30, 2023, the Company had a single customer that constituted 23.06% of its revenues, with accounts receivable of $0 at the period-end.~~

~~51~~

~~Concentration risk in major vendors~~

~~For the nine months ended September 30, 2024 and 2023, none of the vendor accounted for 10% or more of the Company’s cost of revenue.~~

~~Exchange rate risk~~

~~Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the Vietnam Dong, Malaysian Ringgit, Indonesian Rupiah and the United States dollar. As of September 30, 2024 and December 31, 2023, we did not hold or issue any derivative for trading purposes or to hedge against fluctuations in foreign exchange rates. We mitigated this risk by conducting sales and purchases transactions in the same currency. Doing so helped to reduce, but has not eliminated, the impact of foreign currency exchange rate movements. As of September 30, 2024 and December 31, 2023, we had no outstanding forward exchange or foreign currency option contracts.~~

~~We currently do not have a foreign currency hedging policy. However, our management monitor foreign exchange exposure and will consider hedging significant foreign exchange exposure should the need arise.~~

~~Economic and political risk~~

~~Our major operations are conducted in Republic of Vietnam, Singapore, Malaysia, Indonesia and United States. Accordingly, the political, economic, and legal environments in Republic of Vietnam, Singapore, Malaysia, Indonesia and United States, as well as these countries’ economy may influence our business, financial condition, and results of operations.~~

Significant accounting policies

● Basis of Presentation

These accompanying carve-out combined and consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

● Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

● Use of Estimates and Assumptions

In preparing these carve-out combined and consolidated financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheet and revenues and expenses during the years reported. Actual results may differ from these estimates. If actual results significantly differ from the Company’s estimates, the Company’s financial condition and results of operations could be materially impacted. Significant estimates in the period include the allowance for doubtful accounts on accounts receivable, the incremental borrowing rate used to calculate right of use assets and lease liabilities, useful lives of intangible assets, impairment of long-lived assets, revenue recognition, and deferred tax assets and the related valuation allowance.

46

● Basis of Consolidation

The carve-out and combined consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

● Noncontrolling Interest

The Company accounts for noncontrolling interests in accordance with ASC Topic 810, which requires the Company to present noncontrolling interests as a separate component of total shareholders’ equity on the consolidated balance sheets and the consolidated net loss attributable to its noncontrolling interest be clearly identified and presented on the face of the consolidated statements of operations and comprehensive loss.

● Segment Reporting

ASC Topic 280, Segment Reporting (“Topic 280”) establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organization structure as well as information about geographical areas, business segments and major customers in consolidated financial statements. The Company currently operates in five reportable operating segments: (i) Ticketing, (ii) Online advertisement, (iii) Hotel reservation, (iv) Hotel technology platform software, and (v) Ancillary. All operating segments are aggregated into single reporting segment in profit or loss and total assets, as reviewed and determined by Chief Operating Decision Maker, or CODM that having similar economic characteristics by quantitative and qualitative aggregation criteria. All the operating segments by products are generated by same operating resources which are not separated in each consolidated company or in group.

● Cash and Cash Equivalent

Cash and cash equivalents are carried at cost and represent cash on hand, demand deposits placed with banks or other financial institutions and all highly liquid investments with an original maturity of three months or less as of the purchase date of such investments.

● Restricted cash

Restricted cash refers to cash that is held by the Company for specific reasons and is, therefore, not available for immediate ordinary business use. The restricted cash represented fixed deposit maintained in bank accounts that are pledged. As of ~~September 30, 2024 and~~ December 31, 2024 and 2023, the restricted cash amounted to $~~54,100~~53,900 and $95,100, respectively.

● Accounts Receivable

Accounts receivables are recorded at the amounts that are invoiced to customers, do not bear interest, and are due within contractual payment terms, generally 30 to 90-days from completion of service or the delivery of a product. Credit is extended based on an evaluation of a customer’s financial condition, the customer’s creditworthiness and their payment history. Accounts receivable outstanding longer than the contractual payment terms are considered past due.

Past due balances over 90 days and over a specified amount are reviewed individually for collectability. Quarterly, the Company specifically evaluates individual customer’s financial condition, credit history, and the current economic conditions to monitor the progress of the collection of accounts receivables. The Company records bad debt expense and records an allowance for doubtful accounts for any estimated losses resulting from the inability of its customers to make required payments. For receivables that are past due or not being paid according to payment terms, appropriate actions are taken to pursue all means of collection, including seeking legal resolution in a court of law. Account balances are charged off against the allowance for doubtful accounts after all means of collection have been exhausted and the potential for recovery is considered remote. Currently, the Company performs ongoing credit evaluation of its customers and generally does not require collateral. The Company makes estimates of expected credit losses for the allowance for doubtful accounts based upon its assessment of various factors, including (i) historical experience, (ii) the age of the accounts receivable balances, (iii) credit quality of its customers, (iv) current economic conditions, (v) reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. Expected credit losses are estimated on a pool basis when similar risk characteristics exist using an age-based reserve model. Receivables that do not share risk characteristics are evaluated on an individual basis. Estimates of expected credit losses on trade receivables are recorded at inception and adjusted over the contractual life.

The Company did not recognize any allowance for doubtful accounts and credit losses at ~~September 30~~December 31, 2024 and ~~September 30,~~ 2023.

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The Company recognizes revenue from its contracts with customers in accordance with ASC Topic 606 — Revenue from Contracts with Customers (“ASC 606”). The Company recognizes revenues when satisfying the performance obligation of the associated contract that reflects the consideration expected to be received based on the terms of the contract.

Revenue from contracts with customers is recognized using the following five steps:

● Inventories

Inventories are stated at the lower of cost or net realizable value, cost being determined on a first-in-first-out method. Costs is air ticket which is purchased from the Company’s suppliers as trading goods. The inventories are generally held for 0 to 180 days. The Company provides inventory allowances based on excess and obsolete inventories determined principally by expiry date. During the ~~nine months~~   years ended ~~September 30~~December 31, 2024 and 2023, the Company ~~did not~~ recorded ~~any~~ allowance for obsolete inventories of $55,112 and $0 at December 31, 2024 and 2023, respectively and the inventories were amounted to $~~195,866~~77,492 and $309,379 at ~~September 30, 2024 and~~ December 31, 2024 and 2023, respectively.

● Prepaid Expenses

Prepaid expenses represent payments made in advance for products or services to be received in the future and are amortized to expense on a ratable basis over the future period to be benefitted by that expense. When the Company has prepaid expenses categorized as both current and non-current assets, the benefits associated with the products or services are considered current assets if they are expected to be used during the next twelve months and are considered non-current assets if they are expected to be used over a period greater than one year.

● Plant and Equipment

Plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational:

Expected useful lives
Computer equipment	3 years
Office equipment	5 years
Renovation	5 years

Expenditures for repairs and maintenance are expensed as incurred. When assets have been retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

● Impairment of Long-lived Assets

In accordance with the provisions of ASC Topic 360, “Impairment or Disposal of Long-Lived Assets”, all long-lived assets such as plant and equipment held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. There has been no impairment charge for the year/periods presented.

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● Revenue Recognition

The Company recognizes revenue from its contracts with customers in accordance with ASC Topic 606 — Revenue from Contracts with Customers (“ASC 606”). The Company recognizes revenues when satisfying the performance obligation of the associated contract that reflects the consideration expected to be received based on the terms of the contract.

Revenue from contracts with customers is recognized using the following five steps:

1. Identify the contract(s) with a customer;

2. Identify the performance obligations in the contract;

3. Determine the transaction price;

4. Allocate the transaction price to the performance obligations in the contract; and

5. Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company is a leading Jakarta-based Online Travel Agency (“OTA”) in Indonesia and across SEA. The NusaTrip acquisition extended the Company’s business reach into SEA regional travel industry and marked the Company’s first foray into Indonesia. Established in 2013 as the first Indonesian OTA accredited by the International Air Transport Association, NusaTrip pioneered offering a comprehensive range of airlines and hotels to Indonesian corporate and retail customers. With its first mover advantage, NusaTrip has onboarded over 1.2 million registered users, over 500 airlines and over 200,000 hotels around the world as well as connected with over 80 million unique visitors.

The Company’s revenues are substantially reported on a net basis as the travel supplier is primarily responsible for providing the underlying travel services and the Company does not control the service provided by the travel supplier to the traveler. Revenue from air ticketing services, air ticket commission, hotel reservation, train ticket, car rental, ancillary revenue including insurance commissions and refund margin are substantially recognized at a point of time when the performance obligations that are satisfied. These revenues cover B2B and B2C sales channel segments.

The Company has a software subscription revenue generated from hotel in Vietnam, and online advertising revenue, reported in gross basis, providing a hotel booking management platform for hotel management purposes, and brand advertisement purpose. these revenues are recognized ratably over the time or upon relevant performance obligations being fulfilled.

Ticketing services

The Company receives spread margin from B2B and B2C customers and commissions from travel suppliers for ticketing reservations through the Company’s transaction and service platform under various services agreements. Spread margin and commissions from ticketing reservations rendered are recognized when tickets are issued as this is when the Company’s performance obligation is satisfied. The Company is not entitled to a spread margin and commission fee for the tickets canceled by the end users. Losses incurred from cancelations are immaterial due to a historical low cancelation rate and minimal administrative costs incurred in processing cancelations. The Company occasionally purchases tickets in advance from travel suppliers to reserve inventory for peak travel periods. These advance-purchased tickets are recorded in inventory until sold. However, the Company does not control these tickets in a manner that would suggest principal status. Instead, the Company acts as an intermediary or agent, facilitating the sale between the travel suppliers and end customers. Revenue from these transactions is presented on a net basis in the income statement, as the Company does not have primary responsibility for fulfilling the ticketing service, does not have discretion in establishing the prices charged to end customers, and does not bear significant inventory risk.

Hotel reservation services

The Company receives spread margin from B2B and B2C customers and commissions from travel suppliers for hotel room reservations through the Company’s transaction and service platform. Commissions from hotel reservation services rendered are recognized when the reservation becomes non-cancelable (when the cancelation period provided by the reservation expires) which is the point at which the Company has fulfilled its performance obligation (successfully booking a reservation, which includes certain post-booking services during the cancelation period). Contracts with certain travel suppliers contain incentive commissions typically subject to achieving specific performance targets. The incentive commissions are considered as variable consideration and are estimated and recognized to the extent that the Company is entitled to such incentive commissions. The Company generally receives incentive commissions from monthly arrangements with hotels based on the number of hotel room reservations where end users have completed their stay. The Company presents revenues from such transactions on a net basis in the statements of income and comprehensive income as the Company, generally, does not control the service provided by the travel supplier to the traveler and does not assume inventory risk for canceled hotel reservations.

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Hotel technology platform software services

The Company receives subscription fee from travel suppliers for hotel room reservation and marketing system through the Company’s reservation and marketing platform.

Subscription fee from hotel technology platform software services rendered are recognized ratably over the fixed term of the agreement as services are provided throughout the contract period, where the performance obligations being fulfilled through the usage of our hotel technology platform software services.

The Company presents revenues from such transactions on a gross basis in the statements of income and comprehensive income as the Company, generally, control the service provided by the travel supplier to the traveler.

Online advertising services

The Company receives advertising revenues, which principally represent the sale of banners or sponsorship to customers on the website and mobile. These services are provided continuously over a fixed term as per the customer agreements. Revenue from online advertising services is recognized over time, throughout the duration of the agreement. This method of revenue recognition accurately reflects the ongoing provision of services and the continuous benefit received by the customer as the advertisements are displayed over the agreed period.

Ancillary services

Ancillary revenues comprise primarily of the insurance commission and refund margin.

Insurance commission revenue received from B2B and B2C customers for selling of travel insurance through the Company’s transaction and service platform. Commission from travel insurance is recognized when the order is confirmed and paid which is the point at which the Company fulfilled its performance obligation. Refund margin revenue received from B2B and B2C customers for the spread arise from reservations cancellation fee between customers and travel suppliers. This is recognized upon the confirmation of refund amount by both customers and travel suppliers which is the point at which the Company fulfilled its performance obligation.

Principal vs Agent Considerations

In accordance with ASC Topic 606, Revenue Recognition: Principal Agent Considerations, the Company evaluates the terms in the agreements with its customers and vendors to determine whether or not the Company acts as the principal or as an agent in the arrangement with each party respectively. The determination of whether to record the revenue on a gross or net basis depends upon whether the Company has control over the goods prior to transferring it. This evaluation determined that the Company is not in control of establishing the transaction price, not managing all aspects of the terms, even though taking the risk of campaign results and default payment. Based on the Company’s evaluation of the control model, it determined that all the Company’s major businesses act as the agent rather than the principal within their revenue arrangements and such revenues are reported on a net basis.

● Cost of Revenue

Cost of revenues consists primarily of payroll compensation of platform information technology personnel, platform hosting and platform software payments to suppliers, and related expenses incurred by the Company which are directly attributable to the Company’s hotel technology platform software services. No cost of revenue of online advertising revenue was recorded as online advertisement is shown on our ready/ongoing website and mobile Apps that is not subject to significant direct cost but general IT maintenance cost which record in General and Administrative Expenses.

● Contract Liabilities

In accordance with ASC Topic 606, a contract liability represents the Company’s obligation to transfer goods or services to a customer when the customer prepays for a good or service or when the customer’s consideration is due for goods and services that the Company will yet provide whichever happens earlier.

Contract liabilities represent amounts collected from, or invoiced to, customers in excess of revenues recognized, primarily from the billing of annual subscription agreements. The value of contract liabilities will increase or decrease based on the timing of invoices and recognition of revenue. The Company’s contract liability balance was $1,~~117,735~~032,363 and $1,220,549, as of ~~September 30, 2024 and~~ December 31, 2024 and 2023, respectively.

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● Sales and Marketing

Sales and marketing expenses include payroll, employee benefits and other headcount-related expenses associated with sales and marketing personnel, and the costs of advertising, promotions, seminars, and other programs. Advertising costs are expensed as incurred. Advertising expenses were $~~134,926~~166,289 and $237,580 for the ~~nine months~~   years ended ~~September 30~~December 31, 2024 and 2023, respectively.

● Income Tax

The Company adopted the ASC Topic 740 “Income Tax” provisions of paragraph 740-10-25-13, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the unaudited condensed consolidated financial statements. Under paragraph 740-10-25-13, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the unaudited condensed consolidated financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent (50%) likelihood of being realized upon ultimate settlement. Paragraph 740-10-25-13 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of paragraph 740-10-25-13.

The estimated future tax effects of temporary differences between the tax basis of assets and liabilities are reported in the accompanying balance sheets, as well as tax credit carry-backs and carry-forwards. The Company periodically reviews the recoverability of deferred tax assets recorded on its balance sheets and provides valuation allowances as management deems necessary.

In addition to U.S. income taxes, the Company and its wholly-owned foreign subsidiaries, is subject to income taxes in the jurisdictions in which it operates. Significant judgment is required in determining the provision for income tax, there may be transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on the Company’s current understanding of the tax law. Where the final tax outcome of these matters is different from the carrying amounts, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

● Foreign Currencies Translation and Transactions

The reporting currency of the Company is the United States Dollar (“US$”) and the accompanying consolidated unaudited condensed financial statements have been expressed in US$. The Company’s subsidiaries operating in Singapore maintain its books and record in US$. In addition, the Company’s subsidiaries are operating in the Republic of Vietnam, Malaysia and Indonesia and maintains its books and record in its local currency, Vietnam Dong (“VND”), Malaysian Ringgit (“MYR”) and Indonesian Rupiah (“IDR”), respectively, which are the functional currencies in which the subsidiary’s operations are conducted. In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830, “Translation of Financial Statement” (“ASC 830”) using the applicable exchange rates on the balance sheet date.

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Shareholders’ equity is translated using historical rates. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from the translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income (loss) within the unaudited condensed statements of changes in shareholder’s equity.

Translation of amounts from VND into US$ has been made at the following exchange rates for the ~~nine months ended September 30, 2024 and 2023 and the year~~years ended December 31, 2024 and 2023:

	~~September 30~~December 31, 2024	~~September 30, 2023~~	December 31, 2023
~~Period/year~~Year-end VND:US$ exchange rate	$0.~~000041~~000039		$0.000041	~~$~~	~~0.000041~~
~~Period/annual~~Annual average VND:US$ exchange rate	$0.000040		$0.000042	~~$~~	~~0.000042~~

Translation of amounts from IDR into US$ has been made at the following exchange rates for the ~~nine months ended September 30, 2024 and 2023 and the year~~years ended December 31, 2024 and 2023:

	~~September 30~~December 31, 2024	~~September 30, 2023~~	December 31, 2023
~~Period/year~~Year-end IDR:US$ exchange rate	$0.~~000066~~000062		$	~~0.000064~~	~~$~~	0.000065
~~Period/annual~~Annual average IDR:US$ exchange rate	$0.000063					$0.000066	~~$~~	~~0.000066~~

Translation of amounts from MYR into US$ has been made at the following exchange rates for the ~~nine months ended September 30, 2024 and 2023 and the year~~years ended December 31, 2024 and 2023:

	~~September 30~~December 31, 2024	~~September 30, 2023~~	December 31, 2023
~~Period/year~~Year-end MYR:US$ exchange rate	$0.~~242665~~223621		$	~~0.212764~~	~~$~~	0.217510
~~Period/annual~~Annual average MYR:US$ exchange rate	$0.~~215917~~218806		$	~~0.221567~~	~~$~~	0.219348

Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case may be, at the rate on the date of the transaction and included in the results of operations as incurred.

● Comprehensive Income

ASC Topic 220, “Comprehensive Income”, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying consolidated statements of changes in shareholders’ equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

● Earnings Per Share

Basic per share amounts are calculated using the weighted average shares outstanding during the year, excluding unvested restricted stock units. The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method, only “in the money” dilutive instruments impact the diluted calculations in computing diluted earnings per share. Diluted calculations reflect the weighted average incremental common shares that would be issued upon exercise of dilutive options assuming the proceeds would be used to repurchase shares at average market prices for the years.

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For the years ended December 31, ~~2023~~2024 and ~~2022~~2023, diluted weighted-average common shares outstanding is equal to basic weighted-average common shares, due to the Company’s net loss position. Hence, no common stock equivalents were included in the computation of diluted net loss per share since such inclusion would have been antidilutive.

● Leases

The Company adopted ASC Topic 842, “Leases” (“ASC 842”) to determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the consolidated balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in the consolidated balance sheets.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company adopted ASC Topic 842, “Leases” (“ASC 842”) to determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the consolidated balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in the consolidated balance sheets.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

In accordance with the guidance in ASC 842, components of a lease should be split into three categories: lease components (e.g. land, building, etc.), non-lease components (e.g. common area maintenance, consumables, etc.), and non-components (e.g. property taxes, insurance, etc.). Subsequently, the fixed and in-substance fixed contract consideration (including any related to non-components) must be allocated based on the respective relative fair values to the lease components and non-lease components.

When a lease is terminated before the expiration of the lease term, irrespective of whether the lease is classified as a finance lease or an operating lease, the lessee would derecognize the ROU asset and corresponding lease liability. Any difference would be recognized as a gain or loss related to the termination of the lease. Similarly, if a lessee is required to make any payments or receives any consideration when terminating the lease, it would include such amounts in the determination of the gain or loss upon termination.

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As of ~~September 30, 2024 and~~ December 31, 2024 and 2023, the Company recognized the right of use assets of $~~154,414~~115,142 and $243,733, respectively.

● Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying consolidated statements of operation as the related employee service is provided.

● Related Parties

The Company follows the ASC Topic 850-10, “Related Party” for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20 the related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825-10-15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The carve-out combined and consolidated financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each unaudited condensed balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

● Commitments And Contingencies

The Company follows the ASC Topic 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

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If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s unaudited condensed financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time, that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

● Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurements and Disclosures (“ASC Topic 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC Topic 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

● Level 1: Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

● Level 2: Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

● Level 3: Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying amounts of the Company’s financial assets and liabilities, such as cash and cash equivalents, accounts receivable, deposits, prepayments and other receivables, accounts payable, accrued liabilities and other payables, contract liabilities and amounts due from/ to related parties, approximate their fair values because of the short maturity of these instruments.

● Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date.

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In November 2023, the FASB issued ASU No 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 expands disclosures about a public entity’s reportable segments and requires more enhanced information about a reportable segment’s expenses, interim segment profit or loss, and how a public entity’s chief operating decision maker uses reported segment profit or loss information in assessing segment performance and allocating resources. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. ~~Early adoption is permitted.~~Management has evaluated and concluded no material impact of this to the financial statements as disclosed in “Segment Information”.

In December 2023, the FASB issued ASU No 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”). ASU 2023-09 expands disclosures in the rate reconciliation and requires disclosure of income taxes paid by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted.

Except as mentioned above, there are no new recently issued accounting standards that will have a material impact on the Company’s carve-out combined and consolidated financial statements. The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s carve-out combined and consolidated financial statements.

BUSINESS

Our Mission Statement

NusaTrip’s mission is to become the Premier Travel Hub in Southeast Asia.

Overview

Established in 2013 and headquartered in Jakarta, Indonesia, NusaTrip is a travel ecosystem with geographical specialization in Southeast Asia (SEA) and Asia-Pacific (APAC). NusaTrip is an acquisitions-focused company. Although we have not currently contemplated or pending mergers or acquisitions, we are currently looking to acquire travel agencies operating in PRC, Hong Kong, Philippines, Thailand, Singapore, Malaysia, Korea, Japan, India, and UAE. We aim to bring travelers from the rest of the world to SEA and APAC (inbound travel) and bring travelers from SEA and APAC to the rest world (outbound travel).

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We are the first Indonesian-based online travel agent (OTA) in Indonesia to receive International Air Transport Association (IATA) accreditation. In addition, as a member of ASITA — Association of the Indonesia Tours and Travel Agencies, our mission is to become the Premier Travel Hub in SEA. We believe travel brings different and disparate cultures and people together. In short, travel brings humanity closer together. NusaTrip contributes to the revitalization of the regional and global travel and tourism industry by enabling and promoting social network-based entrepreneurship and cross collaboration. And we promote SEA and APAC to travelers both regionally and globally through our NusaTrip and VLeisure websites, our NusaTrip mobile application and our NusaTrip social media channels, including Instagram, Facebook, TikTok, LinkedIn, Twitter and YouTube.

In August 2022, NusaTrip officially joined the Society Pass Inc (Nasdaq: SOPA) ecosystem. As of ~~September 30~~December 31, 2024, we employ more than ~~65~~56 staff members, all of which are based in our offices in Indonesia, Vietnam and Singapore. Previously, we employed more than 100 staff members, however, we decreased our staff members due to the successful completion of the supplier API integration and system feature upgrades. As a result, this has led to a reduction in the number of employees, particularly in the technology department at the Jakarta office.

Since we began operations more than a decade ago as one of the first OTAs in SEA, NusaTrip has revolutionized travel in SEA and APAC by allowing our corporate and retail customers to manage their own travel plans. NusaTrip offers world-class quality products, services and experiences for customers, clients, affiliates and business partners. Our marketing and technology platform empowers the 680 million people of SEA to more efficiently research, plan, book and experience travel for themselves and serves an extensive portfolio of airline, hotel and other travel brands. NusaTrip has onboarded over 1.3 million registered users, over 500 airlines and over 650,000 hotels around the world, and also has connected with over 80 million unique visitors. In addition, our NusaTrip mobile application has been downloaded more than 1 million times. Airlines and hotels in SEA can rely on NusaTrip as their single partner, offering a comprehensive solution for market entry across SEA’s diverse markets. We seamlessly integrate both offline and online sales channels such as through our website, customer support, and corporate operations, to ensure consistent distribution and maintain complete control over the customer experience. For end consumers, our online travel agency platform significantly enhances the customer experience for a user-friendly platform with competitive prices. We prioritize consumer protection, ensuring bookings are made securely, and seamlessly serve customers before and after their travel. Our airline and hotel partners suppliers distribute and market products via our desktop and mobile offerings, as well as through alternative distribution channels, our business partnerships and our call centers in order to reach our extensive regional audience.

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The Opportunity

The travel market in SEA offers a great opportunity for investors and entrepreneurs who want to tap into the growing demand for travel and lifestyle services in the region. We expect that continued strong economic expansion, robust population growth, rising levels of consumerism and urbanization and the increasing rate of adoption of mobile and Internet technology provide abundant market opportunities for our Company in SEA:

●	Strong historical and expected economic growth over the next two decades. According to the Australian Department of Foreign Affairs and Trade, SEA is projected to become the world’s fourth-largest economy by 2040, after the United States (“US”), China and India, with an expected compound annual growth rate of 4 per cent between 2023 and 2040;[8]

●	Favorable demographics. SEA possesses a large and growing population of more than 696 million people; Indonesia represents more than 40% of SEA’s population, while SEA comprises more than 8.52% of the global population;[9]

●	A rising middle class and young generation willing to consume to explore new destinations and experiences;

●	Rise of the Internet economy with 252 million additional internet users have come online in the last five years growing from 360 million users in 2019 to 612 million users in 2024.[10]

Source: Google, Temasek and Bain & Company (2024). e-Conomy SEA 2024.

Despite the lingering effects to the global economy due to Covid-19, SEA’s economic growth compares favorably to that of the developed world, reaching 4.6% growth rate in 2023 as opposed to 0.9% and 1.0% for both the European Union (“EU”) and the US, respectively. As of 2023, SEA’s combined gross domestic product (“GDP”) reached US$3.8 trillion. In comparison, the respective GDP for both the European Union (“EU”) and the US totaled US$25.8 trillion and US$36.6 trillion in 2023.11 SEA has experienced rapid economic growth rates in recent years, far exceeding growth in major world economies such as Japan, the EU and the US. The combined GDP of ASEAN Member States (AMS) was USD 3.8 trillion in 2023, making it the world’s fifth-largest economy. Projections indicate that by 2030, AMS are poised to ascend to the position of the world’s fourth-largest economy. In 2023, ASEAN achieved 4.1% economic growth, with a trajectory expected to persist, underpinned by robust foundational elements. Anticipated regional growth rates are set to surpass the estimated global averages, with a projected increase to over 4.6% in 2024 and 4.7% in 2025.12

8 See ASEAN Briefing (2024). Australia Commits New Investments to Strengthen Ties with Southeast Asia.

9 See Worldometer (2024). South-Eastern Asia Population.

10 See Google, Temasek and Bain & Company (2024). e-Conomy SEA 2024.

11See International Monetary Fund World Economic Outlook (October - 2024).

12See ASEAN (2024). ASEAN Matters: Epicentrum Of Growth.

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A large and growing population is expected to lead to greater spending on lifestyle, education and housing, while demand will increase for health and aged care services. SEA continues to enjoy robust population growth. The United Nations Population Division estimates that the population of the SEA countries in 2000 was approximately 527 million people growing to 695 million in 2024.13 This population growth is driving rising levels of urbanization. Mirroring the demographic trends in China more than three decades ago, SEA is undergoing rapid urbanization with urban population percentage increasing from 31.7% in 1990 to 52.2% in 2024 according to NASA/ADS. And it is projected to grow to 62.1% of the total population by 2040.14

Source: Google, Temasek and Bain & Company (2024). e-Conomy SEA 2024.

This urbanization trend is highly correlated with the growth of the consumer class. Simply put, urbanization drives middle class consumption demand. ASEAN’s middle income population is anticipated to grow from 172 million in 2010 to 472 million in 2030. Hence, as the developed world grapples with slower economic and productivity growth, ASEAN provides enormous opportunities via its demographic dividends in three key areas. First, the relatively young ASEAN population will grow from 654 million in 2018 to 726 million in 2030. At a size of half the Chinese population, this will be a massive market that the world cannot ignore. Second, the United Nations forecast predicts that ASEAN’s urbanisation rate will increase strongly from 49 per cent in 2018 to 56 per cent in 2030, and further to 66 per cent by 2050. Third, Asean’s participation in the Regional Comprehensive Economic Partnership (RCEP) – the world’s largest trade agreement – will bring about a virtuous cycle of global investment and talent flows into this region. This will inject fresh assets under management (AUM), create new ASEAN wealth, and enlarge the wealth management pie.15

The mobile and Internet economy continues to boom in SEA. According to Google Temasek e-Conomy SEA 2024 Report, SEA Internet usage increased with 252 million new users added in 2024 for a total of 612 million compared to 360 million in 2019.16 Seventy percent of SEA’s 685 million people is now online, compared to approximately just twenty percent in 2009. In addition, SEA mobile Internet penetration now reaches more than 67%. E-commerce, online media and food delivery adoption and usage surged with the total value of goods and services sold via the Internet, or gross merchandise value (“GMV”). SEA GMV is expected to reach more US$263 billion in 2024, growing 15% year on year. In fact, the SEA Internet sector GMV is forecast to grow to over US$300 billion by 2025.17 SEA’s digital adoption is nearing full adoption among digital users in urban SEA and reaching 94% penetration rate for e-commerce in the region.

13 See ASEAN (2024). ASEAN Matters: Epicentrum Of Growth.

14 See Worldometer (2024). South-Eastern Asia Population.

15 See Statista (2024). Share of middle-income class in overall population in the ASEAN, with a forecast for 2030.

16 See Google, Temasek and Bain & Company (2024). e-Conomy SEA 2024.

17 Ibid.

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The aviation sector has outperformed expectations with a stronger than expected rebound, to now exceed pre-pandemic levels. While this is true across the region, a significant proportion of gross travel bookings (GTB) growth is coming from increased airfares for flights originating out of Singapore. Fuelled by expanding flight capacity within the region in recent years, over 70% of SEA travel spending now remains within APAC, including SEA itself, highlighting the increasing allure and accessibility of destinations closer to home. Overall revenue growth remains robust at 18%, with 1P channels still the majority contributor. However, online travel agencies (OTA) have been successful at monetising both their core business as well as travel-adjacent offerings such as financing and insurance.18   However, international travel is taking longer to rebound as airlines struggle to cope with demand after years of downsizing. In addition, skyrocketing prices in the international segment are also deterring travelers. Hotel occupancy rates in SEA are back to approximately 80% of pre-COVID GMV.19 Travellers are taking advantage of the relative weakness of the Japanese yen to experience Japan’s iconic landmarks, rich culture, and culinary delights. Japan saw a +5ppt year-on-year increase in consumer spend share, the highest among all destination countries. NusaTrip expects significant increases in inbound travel from China, Japan and Korea to drive travel GMV going forward. As evidence of these trends, travel-related search interest reaches or exceeds pre-pandemic levels, indicating impending demand.

Source: Google, Temasek and Bain & Company (2024). e-Conomy SEA 2024.

Online travel agencies are gaining market share over traditional channels, and mobile bookings are growing rapidly as technology innovations regarding travel and lifestyle services increasingly cater to the local needs and preferences of the customers.

18 Ibid.

19 Ibid.

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The Company anticipates benefiting from five key favorable market dynamics in travel:

(1) The travel market in SEA is emerging as a fascinating player in the broader APAC region, with a focus on the key markets of Indonesia, Vietnam, Malaysia and Singapore;

(2) New markets such as India, Southeast Asia, and Eastern Europe are growing sources of outbound tourism. Indians’ travel spending is expected to grow 9% per year between now and 2030; annual growth projections for Southeast Asians and Eastern Europeans are both around 7%; 20

(3) The distribution dynamics of the travel market in SEA are shifting, with online travel agencies gaining share over traditional channels and mobile bookings increasing rapidly.

(4) The major travel segments in SEA are air, hotels and lodging, car rental and ground transportation, online travel agencies and rail. Air is the largest segment, accounting for more than half of the total market, followed by hotels and lodging; and

Source: Phocuswright by Northstar Travel Media LLC (2022). Southeast Asia Travel Market Report 2021-2025.

OTA Business Model in SEA

The current OTA business model in SEA typically involves acting as intermediaries between travelers and various travel service providers such as airlines and hotels. OTAs offer a one-stop platform where travelers can search, compare, and book flights, hotels, car rentals, and other travel-related services. These platforms earn revenue through commissions, service fees, and advertising partnerships. OTAs negotiate agreements with airlines, hotels, and other travel suppliers to access their inventory and offer competitive prices to customers. Additionally, some OTAs in SEA have expanded their services to include holiday packages, tours, and activities to provide a comprehensive travel experience. OTAs leverage technology, digital marketing, and customer data to attract users, enhance user experience, and drive bookings. They often invest in and partner with third party mobile apps and user-friendly interfaces, especially payment apps, to cater to the growing mobile-savvy population in the region. Furthermore, OTAs in SEA may also partner with banks, restaurants, malls, stores, car rental companies, airlines, hotels and other companies to offer exclusive promotions, loyalty programs, and additional value-added services to customers.

20 See McKinsey & Company (2024). What is the future of travel?.

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OTAs face several challenges in the current landscape. One of the key issues is intense competition within the OTA industry, with numerous players vying for market share. For example, three major OTAs operate in Indonesia: Traveloka, Tiket.com, and NusaTrip. This competition creates downward pressure on profit margins and requires continuous innovation and differentiation to stand out. Another challenge is the growing influence of direct bookings by suppliers, such as airlines and hotels, who aim to reduce dependency on OTAs and establish direct customer relationships. This shift poses a threat to OTA revenue streams and requires OTAs to offer unique value propositions to remain relevant. Generally, it means that an OTA must navigate complex and ever-changing regulations and legal frameworks across different countries, which can affect its operations and expansion plans. The OTA industry is also susceptible to external factors such as economic downturns, political instability, and natural disasters that can disrupt travel demand and impact revenues. Meanwhile, customer expectations are constantly evolving, and OTAs must continuously enhance their technology, user experience, and personalized offerings to meet these demands. Finally, issues related to data privacy and security are of utmost importance, as OTAs handle sensitive customer information, and any breaches can erode customer trust. This means that OTAs must adapt to these challenges by leveraging technology, fostering strategic partnerships, delivering exceptional customer experiences, and staying ahead of market trends to thrive in the dynamic travel industry.

Our Business Model

To overcome the problems of a typical OTA in SEA, NusaTrip works closely with global distribution system (“GDS”) partners, conducts market research, seeks strategic alignment with local travel agencies that have market presence and expertise, adapts to local culture, integrates compatible technologies, continuously upgrades technology platform to meet the challenges of data privacy leverages branding and marketing expertise, prioritizes customer-centric approaches, fosters collaboration and synergy, and ensures compliance with regulations. By working with our GDS suppliers, we source inventory from multiple countries, consolidators and airlines to find the cheapest fares for our corporate and retail customers. Travelers in SEA are very price sensitive due to the large network of low-cost airlines and choices of hotels. Having the most competitive rates is the biggest challenge faced by all OTA’s and therefore with our business model, NusaTrip can source the best rates from every part of the world to stay competitive.

The NusaTrip revenue model is four-fold: the agency model, the merchant model, the advertising model and hotel technology software services.

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●	Agency Model. Under the agency model, leveraging our NusaTrip.com website, NusaTrip mobile application, and VLeisure.com website, NusaTrip facilitates travel bookings and acts as the agent in the transaction, passing reservations booked by the traveler to the relevant travel provider. We receive commissions or ticketing fees from the travel supplier and/or traveler. We record revenue on air transactions when the traveler books the transaction, as we do not typically provide significant post booking services to the traveler and payments due to and from air carriers are typically due at the time of ticketing. Additionally, we generally record agency revenue from the hotel when the stayed night occurs as we provide post booking services to the traveler and, thus consider the stay as when our performance obligation is satisfied.

●	Merchant Model. Under the merchant model, we facilitate the booking of hotel rooms, alternative accommodations, airline seats, car rentals and destination services from our airline, hotel and travel suppliers. As such, NusaTrip acts as the merchant of record for such bookings. For example, we provide travelers access to book hotel room reservations through our contracts with lodging partners, which provide us with rates and availability information for rooms but for which we have no control over the rooms and do not bear inventory risk. Our travelers pay us for merchant hotel transactions prior to departing on their trip, generally when they book the reservation. The majority of our merchant transactions relate to lodging bookings.

●	Advertising Model. Under the advertising model, we offer travel and non-travel advertisers access to a potential source of incremental traffic and transactions through our various media and advertising offerings across several of our transaction-based websites and apps.

●	Hotel technology platform software services. Under the hotel technology platform software services model, we sell software to our hotel clients, principally focusing on property management system, point of sales, booking engines & travel agencies portals, customer data platform, hotel room management, and revenue management.

NusaTrip focuses on the following verticals:

(1) Partnerships through GDS partners and other flight aggregators

NusaTrip works closely and connects with regional and international GDS partners and other flight aggregators so as to provide us with several benefits, such as accessing a vast network of airlines and their inventory and allowing us to offer a comprehensive selection of flights to our customers. As GDS partners cover a large number of airlines, our partnerships with GDS partners save us the effort of establishing individual partnerships with multiple airlines. In addition, via their Application Programming Interface (“API”) connection, flight aggregators also provide real-time data on flight availability, prices, and schedules, enabling us to offer up-to-date information and any promotions to customers. This enhances NusaTrip’s credibility and improves the customer booking experience. From the technological perspective, we can also benefit from technology solutions from our GDS partners that streamline the flight search and booking process, making it more efficient and user-friendly for our NusaTrip customers. By leveraging the capabilities of flight aggregators, we can enhance our flight offerings, provide accurate and timely information, and deliver a seamless booking experience to our customers.

(2) Direct partnerships with airlines

We can benefit greatly from working directly with both regional and international airlines, as it enables us to access a wider inventory of flights, including exclusive deals and discounts offered by the airlines. We connect to airlines via API, a software interface which defines how two platforms can communicate with each other using requests and responses. Our direct API connection with airlines enhances our competitiveness and provides customers with a broader range of options. It also allows us to offer seamless booking experiences by integrating real-time flight data and schedules.

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This improves the accuracy and efficiency of the NusaTrip booking process, enhancing customer satisfaction. Additionally, it can lead to better commission rates and incentives for us, by also increasing the profitability. Below is an indicative list of our airline partners:

(3) Direct Partnerships with hotel bed banks/suppliers

Our current partnership with hotel bed banks/suppliers offers significant access to a wide range of hotel inventory, allowing us to offer diverse accommodation options while also attracting a larger customer base and increasing booking opportunities. These suppliers to a certain extent also enable us to negotiate competitive rates and secure exclusive deals, ensuring competitive pricing to their customers. This also gives us a competitive edge in the market and enhances customer satisfaction.

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(4) Metasearch platforms

Platforms such as Kayak and Skyscanner bring significant advantages by expanding the visibility and reach of our flight and hotel inventory. Metasearch engines attract a large number of travelers searching for the best deals across multiple websites, providing valuable exposure for us that leads to higher brand recognition and customer acquisition. We can also tap into their advanced search and comparison functionalities while travelers can easily compare prices, flight options, and hotel deals from different OTAs on a single platform, providing them with a convenient and efficient booking experience, and therefore showcasing our competitiveness.

(5) Bank and marketing partnerships

Bank and marketing partnerships play a crucial role to offer convenient payment options and secure transactions for our customers. Integrating with bank payment gateways enables seamless and secure online transactions and enhances the overall booking experience. If it involves special promotions and discounts for customers who use specific bank cards, it would also attract more bookings and foster customer loyalty. As we expand the scope with more banks and partners with renowned brands and reach a wider audience, we can tap into their existing customer base and leverage their influence and credibility to promote travel services.

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Marketing and Brand Positioning

The NusaTrip overall marketing strategy focuses on our continued ability to increase the number of airline and hotel bookings flowing through our NusaTrip and VLeisure marketing platforms:

●	driving recurring transactions from retail and corporate customers to generate ever increasing B2C and B2B revenues;

●	increasing downloads from our NusaTrip application on both Apple Store and Google Play. Since our establishment more than a decade ago, our NusaTrip mobile application has been downloaded more than 1 million times;

●	building and increasing the value of our various two brands, NusaTrip and VLeisure, by driving traffic to the NusaTrip.com and VLeisure.com websites through brand, performance and viral marketing, such as word of mouth, peer-to-peer, micro-networking and crowd sourcing. Furthermore, we engage in affiliate performance marketing programs, traditional public relations and communications activities, such as trade show attendance, to strengthen market recognition for our two brands and enable us to be less reliant on performance marketing, which reducing our customer acquisition costs;

●	increasing our brand awareness on social media channels such as Instagram, Facebook, LinkedIn, Twitter and TikTok. We employ Thoughtful Media Group Inc. (TMG), a subsidiary of SOPA, to share promotions and news about NusaTrip. We plan to continue the arrangement with TMG after this offering. As one of the leading advertising platforms in SEA, TMG executes our consumer, product, corporate, and policy communications plan and brand strategy by working with its over 10,000 social media influencers to conduct media and advertising campaigns on our behalf. Our social media marketing increases awareness among potential customers, helping them to understand the benefits of using our technology solutions to book their travel experiences, including flights, hotels, cars, cruises and tours. Below are our widely used social media communication channels;

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●	creating a loyal customer base and capturing lifetime customers through our arrangement with Society Pass and the Society Pass loyalty program, which we plan to continue, as it incentivizes customers through the earning and redeeming of loyalty points as well as promotional offers from our airline and hotel partners. Customers enrolled in the program earn Society Points and may redeem them for discounted tickets and hotel rooms with our travel partners. We believe that our loyal customer base that will not only generate additional revenues but also provide positive word-of-mouth marketing and expand our business further with GDS partners, airlines and hotels;

●	building and maintaining long-term, strategic relationships with our travel partners, in particular, GDS suppliers, flight aggregators, airlines, travel agencies, hotels, property owners, and destination service providers. With NusaTrip, our travel partners are able offload their flight and hotel inventory with a trusted OTA. NusaTrip delivers value to our travel supply partners by increasing their revenues, while simultaneously reducing their overall marketing transaction and customer service costs. Below is a representative sample of our full-service and low-cost regional and international airline partners; and

●	optimizing ongoing traveler acquisition costs. By removing the middle man in the transaction, we offer our customers cost effective travel products and experiences.

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Our reportable segments are as follows:

B2B. Our B2B segment comprises international OTAs, regional travel agents, and corporate businesses. Our strength with multiple global GDS suppliers, flight aggregators, travel agencies, airlines, and hotels, is offering the best possible combination of routes and fares. Our largest revenue stream is from the sale of air tickets and contributes up to 60% of NusaTrip’s net revenues. We possess long standing strategic partnerships with GDS partners and offline travel agents throughout SEA and APAC and have API connections with over 500 airlines together with more than 650,000 hotel properties distributed on our platform either through direct contracting or through hotel suppliers globally to capture the richest content possible catering to the highly demanding business partners.

B2C. Our B2C segment, comprising of NusaTrip website and mobile application, allows our direct clients to compare prices and offers from more than 500 airlines and 650,000 hotels worldwide. In addition, the B2C segment generates advertising revenues primarily from recognized regional and international consumer brands as well as from sending referrals to online travel companies and travel service providers from its hotel metasearch websites. With a stronghold of social media presence on Facebook, Instagram, LinkedIn, Twitter, and TikTok we can direct travelers with travel intent to our direct platform. Our platform enables travelers to experience the simplicity of search and complete a booking with ease as it is customized to the latest machine learning technology on booking conversion.

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Hotel Platform. Acquired by NusaTrip in April 2023, through its VLeisure Operation System (VOS), VLeisure provides technology software services for small to medium-sized hotels in SEA regarding hotel reservation management, OTAs distribution channel management, revenue management, e-commerce management, e-voucher management, and data analytics insights. VOS system includes Property Management System (PMS), Channel Management (CM), Points of Sales (POS), Revenue Management System (RMS), and Customer Data Platform (CDP). Along with technology and revenue management, our hotel platform team is responsible for maximizing revenue for small to medium size hotels in a slightly different way. Partnering with hotel owners, we can offer SaaS and/or share revenue models with the same goal — increase occupancy and foster long-term customer loyalty via SOPA Points.

Travel Suppliers and Partners

Travel suppliers, such as GDS service providers, flight aggregators, airlines, hotels, rental car agencies, cruise companies, tour operators, and insurance companies supply NusaTrip with travel content and ancillary products. GDSs provide a centralized, comprehensive repository of travel suppliers’ content, such as the availability and pricing of seats on various airline point-to-point flights. The GDSs act as intermediaries between travel suppliers and travel agencies, allowing agents to reserve and book flights, rooms, or other travel products. Our relationships with GDSs primarily relate to our air business. We use Agoda, Sabre, and Galileo as our GDS segment providers to ensure the widest possible supply of content for our travelers. NusaTrip maintains longstanding relationships with global networks and most low-cost carriers representing over 500 airlines, over 650,000 hotels, car rental companies, and several other travel inventory and ancillary travel product suppliers.

We maintain a distribution network that includes over 100 travel agents, enterprise corporate customers, and partners with direct channels to travelers as of October 31, 2024. While our distribution network is already large, we believe there is substantial room for growth in both the leisure and business travel sectors. We plan to take to continue to grow and strengthen our worldwide travel distribution network.

Meta Searches sites are an area that we are fully embarking on now to direct travel traffic onto our platform and convert them with our competitive fares for flights and the best available rates for hotels. With the knowledge and expertise of meta management, our rates are continuously optimized on different meta platforms to maximize earnings.

Core Technology

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NusaTrip’s IT architecture has been the heart of our business model, which is meticulously built over the past decade with advanced components to facilitate the seamless integration of multiple suppliers, ensuring scalability and effective support for the overall business operations. Notably, the NusaXchange API platform has been tailored to aggregate various suppliers from around the world, enabling rate-filtering functionality across the sources and distribute it throughout the various channels Additionally, the API gateway serves as an one-stop service that can be redistributed to B2B consumers, which enables wider range of market outreach. Our IT group is helmed by Mr. Howie Ng, who leads the NusaTrip in-house technology team of over 30 software engineers and outsourced consultants.

In line with the business roadmap, the NusaTrip technology team focuses on establishing a solid foundation of infrastructure, architecture, and product management to ensure seamless integration of new business units and uphold the highest standards in the service industry. The first area is to enforce infrastructure and environment standards across all business units to ensure high performance, reliability, availability, and scalability. A second area is to apply architectural and API standards across all suppliers to provide uniform pricing and features scalability, while also allowing efficient and effective distribution to B2B partners from API and web portal, including the display to retail B2C website. All of these will also support the integration with SOPA services and with other business units under NusaTrip including others. A third area is to compile, build, distribute, and optimize, travel products that are competitive and consist of a wide selection of routes, airline, and/or hotel choices from each respective market, which would translate into consistent profitability and business performance toward business stakeholders.

Customer Service

We provide 24-hour-a-day, seven-day-a-week traveler sales and support by our virtual agent platform, telephone and e-mail. For purposes of operational flexibility, we use a combination of outsourced and in-house contact centers. Our contact centers are located in Jakarta, Indonesia. Our systems infrastructure and web and database servers are housed at Amazon Web Services in Indonesia. For some critical systems, we have both production and disaster-recovery facilities. Customers are extremely happy when they receive assistance on a timely basis. The key benefit of providing 24/7 customer service is to fulfill customers’ expectations no matter what time it is. This will also improve sales conversion and increase customer satisfaction. Fostering customer loyalty to our brand is our key objective to repeat business. With 24/7 customer service, we will be able to serve a worldwide customer in different time zones and this is in line with our expansion plans regionally.

Intellectual Property

Our intellectual property is an important component of our business. We rely on a combination of domain names, trademarks, copyrights, know-how, and trade secrets, as well as contractual provisions and restrictions, to protect our intellectual property. These include our proprietary technology solutions, software, customer lists, affiliate network lists, and other innovations. We also own several domain names including “nusatrip.com” and “vleisure.com”. As of ~~September 30~~December 31, 2024, we have no active patents or patent applications. As of ~~September 30~~December 31, 2024 we owned 7 registered or pending trademarks in 4 other jurisdictions.

We strive to protect and enhance the proprietary technology and inventions that are commercially important to our business, including seeking, maintaining and defending intellectual property rights in the future. Our policy is to seek to protect our proprietary position through a combination of intellectual property rights, including trademarks, copyrights, trade secret laws and internal procedures. Our commercial success will depend in part on our ability to protect our intellectual property and proprietary technologies.

We rely on trade secrets and confidential information to develop and maintain our competitive advantage. We seek to protect our trade secrets and confidential information through a variety of methods, including confidentiality agreements with employees, third parties, and others who may have access to our proprietary information. We also require key employees to sign invention assignment agreements with respect to inventions arising from their employment, and restrict unauthorized access to our proprietary technology.

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Notwithstanding our efforts to maintain, protect and enforce our intellectual property, there can be no assurance that the measures taken will be effective or that our intellectual property will provide any competitive advantage. Our intellectual property rights may be invalidated, circumvented or challenged. Furthermore, the laws of certain countries do not protect intellectual property and proprietary rights to the same extent as the laws of the United States and, as a result, we may be unable to protect our intellectual property and other proprietary rights in certain jurisdictions.

In addition, while we have confidence in the measures we take to protect and preserve our trade secrets, we cannot guarantee these measures will not be circumvented, or that all applicable parties have executed confidentiality or invention assignment agreements. In addition, such agreements can be breached, and may not have adequate remedies should any such breach occur. Accordingly, our trade secrets may otherwise become known or be independently discovered by competitors. Any of the foregoing could prevent us from competing effectively and could have an adverse effect on our business, operating results, and financial condition.

Competition

The travel industry in SEA and APAC is competitive. Travel suppliers, travel distributors and wholesalers, OTAs, travel agencies and corporate travel service providers all compete for a share of the overall travel market, and we compete for our own share across multiple market segments. In the competitive market of online travel agencies and travel tech, we encounter formidable rivals in the form of travel marketplaces, independent players operating travel platforms and websites, and even airline or hotel themselves. Notable competitors include Traveloka, Tiket, Pegipegi, and Via. However, our business model, which revolves around controlling the supply through the acquisition of strategic suppliers, places greater emphasis on selling an attractive set of prices, with various unique routes. We firmly believe that we achieve effective competitiveness in our core categories by leveraging our source of suppliers, reliable operations, and robust distribution channels.

The landscape for the B2B distribution platform exhibits lower levels of competition. Our primary rivals in the region encompass other B2B platforms vying for the opportunity to distribute airline and hotel prices within our chosen regions. As our business expands and we acquire more travel agencies while securing more airline partnerships, we attain a larger market share and establish better defenses against competing distributors, resellers, and the B2B2C (business-to-business-to-consumer) market. Furthermore, we are confident that the increasing scale of our operations and our dedicated focus on optimizing supply sources and distribution channels enable us to effectively compete for the market share to distribute highly sought-after routes and destinations.

The B2C market, on the other hand, is fiercely competitive. Our competitors range from highly marketable online travel agencies, travel websites players and multinational travel companies, particularly those hailing from Europe or North America, to travel platforms like Traveloka and Tiket that have developed their own B2C platforms in the form of websites and mobile apps and extend their services to other countries in the region. Nonetheless, we firmly believe that we maintain effective competitiveness in our core categories due to our competitive pricing and extensive routes coverage, which sets us apart in the market.

In the future, we may face increased competition through the emergence of new competitors or business models. Some of our competitors may have access to significant greater financial resources, wider name recognition and well-established client bases in their target customer segments, differentiated business models, technology and other capabilities, or a differentiated geographic coverage, which may make it more difficult for NusaTrip to attract new customers.

Our competitive strengths

Through the availability of direct pricing from airlines and hotel suppliers for our platform, NusaTrip has strategic positioning over the supply and the corresponding selling market. This strategic advantage enables our channels to display competitive prices for both B2B and B2C and achieve better positioning in the market.

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Moreover, our B2B web portal enables our reseller to also be more competitive in the retail market, resulting in a wider range of market penetration, sales generation of flights and hotels from each supplier, and contributing positively to the overall improvement in the total sales. We leverage this interconnectedness to pitch for more competitive supply from each supplier as we also help to introduce new airlines or hotels to a market in our favor.

Adopting the latest platform technology, our system can respond to searches on flights and hotels either through our API or B2C sites within 3 seconds. This enables us to give our travelers better end-to-end buying experiences and for our channels, speed is the main factor in competing for a spot to sell. By investing knowledge in meta management, the latest platform technology speed in searches is also the key factor in the ability to direct travelers’ traffic onto our platform for conversion.

Our Growth Strategy

NusaTrip’s growth strategy focuses on the following key areas:

●	Partner with global travel suppliers and flight aggregators;

●	Acquire travel agencies in SEA and APAC; and

●	Expand B2C and B2B marketing and content.

Partner with and integrate global B2B travel suppliers and flight aggregators

We continue to expand strategic partnerships with B2B travel suppliers and flight aggregators in SEA and APAC with specific emphases in opening markets in the People’s Republic of China (China), Korea, Japan, Australia, the United States, and Europe. Inbound travel into SEA from these areas has soared since the removal of COVID-19 travel restrictions. We continue to believe that partnerships with these B2B flight aggregators will strongly drive customers to our platform and, we believe, eventually revenues going forward. And to facilitate our expansion in the hotel business, we integrate hotel suppliers more commonly referred to as bed banks, onto our marketing platform. Once we successfully integrate this aspect of partnership into our vertical, we proceed to acquire travel agencies that cover such direct partnerships and specialize in different types of hotels, such as budget and luxury properties to cater to a wider range of customers. With the continued shift of traveler patterns globally, self-driving tours have made us partner with multiple global car rental companies to fulfill this growing market segment. The ever-changing demand and need of travelers have made partnerships an important aspect of the business to continue to increase our inventory and choice of hotel and lodging, cruise and tour offerings entrance tickets, trains, buses, and other travel products.

Acquire offline travel agencies in SEA and APAC

As an acquisitions-focused travel company, mergers and acquisitions (M&A) of offline travel agencies play a pivotal role in our growth strategy. We have made accretive and synergistic acquisitions fundamentally improve our acquired businesses. Since NusaTrip itself was acquired by SOPA in August 2022, we have completed acquisitions of VLeisure and VIT, both travel companies in Vietnam.

We focus on the acquisition of IATA-licensed travel agencies throughout SEA and APAC as this will allow NusaTrip to directly gain control over that travel agency’s partnerships with airlines and hotels. This enables NusaTrip to gain the best competitive rates available in that country and in return the ability to distribute to our travelers on the NusaTrip platform. We also intend to brand our NusaTrip and VLeisure businesses in each particular market for better marketing to airlines and hotels as well as our B2C business (e.g., NusaTrip.vn in Vietnam). Ultimately, we aim to integrate more new airlines and hotels into our wider regional distribution channel. Our mission is to become the Premier Travel Hub in Southeast Asia. Although we have no contemplated or pending mergers or acquisitions, we are currently looking to acquire travel agencies operating in PRC, Hong Kong, Philippines, Thailand, Singapore, Malaysia, Korea, Japan, India, and UAE.

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Expand B2C and B2B marketing and content

The volume of website traffic and application downloads drive the number of bookings, which ultimately drives our B2C business. In other words, the higher the flow of B2C traffic, the higher the number of bookings and revenues. As such, acquiring new customers and retaining existing high-value customers play crucial roles in driving B2C revenues. We focus on creating a strong social media brand identity (Instagram, Facebook, LinkedIn, TikTok, Twitter and YouTube). Another evident synergy lies between our B2C distribution and metasearch, particularly regarding the display of prices of flights across various routes. This strategy significantly impacts customer perception of price competitiveness. We promote SEA locations as the destinations of choice for inbound travelers. Finally, NusaTrip attempts to maximize profits by implementing further higher margin, add-on, and ancillary booking features on our platform. For example, our customers may select an ancillary, such as premium seat selection, trip insurance, or fraud protection, when booking a flight, hotel, or other travel products for additional costs.

The drivers for our B2B business are our relationships with GDSs, flight aggregators, corporate clients, banks, payment integrators, travel agencies, airlines, and hotels. To differentiate NusaTrip from our competitors, we continue to expand net categories of content on our platform. For example, our extensive hotel content increased to 650,000 hotels with the acquisition of VLeisure in April 2023. NusaTrip looks to add new categories of travel content, such as mobile telecommunications offerings through our sister company, Gorilla Mobile Pte Ltd, trains, cruises, travel packages, events, and entertainment. Platform technology strength is also our differentiator when comes to going to the Online Travel space. The ability of search speed and accuracy enables us to be on top of the customer buying experiences. Furthermore, we can be on the front page of all flight meta searches or other distribution channels, and that increases our chances of conversion drastically.

Corporate Information

NusaTrip’s principal office in the U.S. is located at 701 S. Carson Street, Suite 200, Carson City, NV 89701.

The Company’s headquarters are located at 28F AIA Central, Jl. Jend. Sudirman No.Kav. 48A, RT.5/RW.4, Karet, Semanggi, Kota Jakarta Selatan, Daerah Khusus Ibukota Jakarta 12930, Indonesia.

The website for our travel tech and online travel agency website platform is www.nusatrip.com.

Our social media profiles are the following:

●	Instagram at https://www.instagram.com/nusatrip/

●	LinkedIn at https://www.linkedin.com/company/nusatrip/

●	Facebook at https://www.facebook.com/nusatrip.travel

●	Twitter at https://twitter.com/nusatrip

The information included on our website and social media sites are not part of this prospectus.

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Corporate Structure

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Properties

Our principal executive offices are located at 28F AIA Central, Jl. Jend. Sudirman No.Kav. 48A, RT.5/RW.4, Karet, Semanggi, Kota Jakarta Selatan, Daerah Khusus Ibukota Jakarta 12930, Indonesia. We currently lease approximately 8,331 square feet of office space at this location. The lease term is 36 months, from November 17, 2022 to November 16, 2025.

The Company’s Singapore office is located at ~~Grace Global Raffles, #14-01,~~ 137 Market Street, #14-01 Grace Global Raffles, Singapore 048943. We currently lease approximately 2,820 square feet of office space at this location. The lease term is 36 months, from October 15, 2022 to October 14, 2025.

The Company’s Vietnam office is located at 366 Nguyen Trai Street, District 5, Ho Chi Minh City, Vietnam. We currently lease approximately 3,488 square feet of office space at this location. The lease term is 36 months, from February 20, 2022 to February 19, 2025.

We believe that our leased facilities are adequate to meet our needs at this time. We do not currently own any real property.

Employees

We employed approximately ~~65 people~~56 employees as of ~~September 30~~December 31, 2024, all of whom are full-time employees. None of our employees are represented by a union in collective bargaining with us. We believe that our employee relations are good.

Software and Development

Our ability to compete depends in large part on our continuous commitment to research and development, our ability to rapidly introduce new features and functionality and our ability to improve proven applications for established markets in which we have competitive advantages. We intend to work closely with our customers to continuously enhance the performance, functionality, usability, reliability and flexibility of our applications.

Our software and development team are responsible for the design enhancements, development, testing and certification of the Application. In addition, we may, in the future, utilize third parties for our automated testing, managed upgrades, software development and other technology services.

Seasonality

We have seen seasonality in our revenue and business related to travel patterns. Our revenues are largely reliant on airline and hotel reservations. The first quarter of each calendar year, from January to March, is traditionally the least profitable quarter in terms of revenue generation for OTAs. The second quarter of each calendar year, from April to June, typically experience an increase in travel as compared to the first quarter of the calendar year, as travelers start to spend their budgets. The third quarter of the calendar year, from July to September, typically sees a slight increase in travel revenue. The fourth quarter of the calendar year, from October to December, is generally the most crucial quarter for travel companies. As a result of these travel patterns, we generally expect to receive higher revenues during the fourth quarter.

Regulations

Running an online booking platform in Indonesia requires adherence to several regulations, particularly those concerning e-commerce, consumer protection, data privacy, and standards within the tourism industry. These platforms—which typically provide services such as hotel reservations, flight bookings, transportation options, and tours—must comply with both general business laws and specific regulations governing digital transactions and consumer rights. Here’s a comprehensive overview of the essential regulations and disclosure requirements that online booking platform companies in Indonesia must follow:

Business Licensing and Registration

Our operations are regulated and licensed by Republic of Indonesia. Our platform deals with tourism-related services, including hotel booking, flight reservations and vehicle rentals, and our Company has obtained the business identification number (nomor induk berusaha or “NIB”) issued by the Minister of Investment/Investment Coordinating Board of Republic of Indonesia through the Risk Based Approach Online Single Submission (OSS RBA) in accordance with the Government Regulation of Republic of Indonesia No. 5 of 2021 on Implementation of Risk-Based Business Licencing for its business activities which is crucial to operate legally.

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E-commerce regulations

We are also subject to regulations applicable to businesses generally and laws or regulations applicable to online commerce. Currently, few laws and regulations directly apply to the Internet and commercial online services. However, it is possible that laws and regulations may be adopted with respect to the Internet or commercial online services covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust and characteristics and quality of products and services. Further, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws. Platforms must ensure secure payment methods and must provide consumers with protection against fraud. Platforms using third-party payment gateways (such as credit card providers or online payment systems like GoPay, OVO, etc.) need to ensure compliance with both Indonesian laws and international data security standards (e.g., PCI-DSS). Online booking platforms must provide mechanisms for resolving consumer disputes in a fair and efficient manner, including facilitating communication between customers and service providers (hotels, airlines, etc.).

Additionally, our online platform shall also be subject to electronic system requirements under Indonesian law. We are registered as an electronic system provider in private sector as required under Regulation of Minister of Communication and Information-Technology of Republic of Indonesia No. 5 of 2020 on Electronic System Provider in Private Sector and under Regulation of Minister of Trade No. 31 of 2023 on Business Licensing, Advertising, Guidance, and Supervision of Business Actors in Trading Through Electronic Systems.

Personal Data Protection and Privacy

In processing data and/or information, the Company is obligated to apply the principles of personal data protection including fulfilling the aspect of the service users’ consent for the use of their personal data.

Under the Law of Republic of Indonesia No. 27 of 2022 on Personal Data Protection (“PDP Law”), personal data is classified into two categories, namely general personal data and specific personal data. General personal data under PDP Law are full name, gender, citizenship, religion, marital status, and/or combined personal data to identify a person (e.g., cellular phone number and IP address). Whereas, specific personal data under PDP Law are health data and information, biometric data, genetic data, crime records, children’s data, personal financial data, and/or other data in accordance with provisions of laws and regulations. In operating the relevant web portal, the Company shall be deemed as a “personal data controller” under the PDP Law. We have not found any evidence of the Company’s violation to the requirements of personal data protection under the applicable laws and regulations of Republic of Indonesia.

The PDP Law, which came into effect in October 2022, imposes strict requirements on businesses that collect and process personal data. Platform must obtain explicit consent from users before collecting personal data, such as name, email, phone number, payment information, and travel preferences. Our platform must provide users with a clear privacy policy that explains what data is being collected, how it will be used, stored, and shared, and how users can access, modify, or delete their personal information as stated in our Company’s website: https://www.nusatrip.com/en/page/privacypolicy. Our Company must implement robust security measures to protect customer data from breaches or unauthorized access. Non-compliance with data protection regulations can lead to heavy fines and criminal sanctions.

Consumer Protection Laws

In accordance with the Law of Republic of Indonesia No. 8 of 1999 on Consumer Protection, our platform clearly displays all prices, including any applicable taxes, service fees, and hidden charges. The total cost of a service should be evident before the consumer proceeds to checkout. Consumers would be provided with clear and honest information about the services being offered, including availability of services (e.g., hotel rooms and flights) and description of the services, including any restrictions (e.g., no refund policy, limited availability). Furthermore, consumers have the right to cancel bookings and request refunds according to the terms disclosed before the transaction.

Electronic Transaction and Communication Laws

As part of Indonesia’s commitment to digital infrastructure and online commerce, our Company’s platform has an obligation to ensure secure online payment methods that are in compliance with various regulations including those in banking and financial sectors on digital payments, including the use of secure channels for personal data and payment information. Platform must utilize encryption techniques for sensitive data during transactions and user interactions to protect customer information and prevent fraud.

Labor and personnel

Regulation of Minister of Manpower of Republic of Indonesia (“MOM”) No. 28 of 2014 on Procedures for Drafting and Ratifying Company Regulation and Drafting and Registering Collective Labour Agreement stipulates that employer employing at least ten employees shall have a company regulation. The Company has ~~not~~ complied with the requirement to hold a valid ~~company regulation. It is noted, however, that the Company is still in process of extending the validity of the~~ company regulation.

Based on the Law of Republic of Indonesia No. 13 of 2003 on Manpower Law, as amended, by the Law of Republic of Indonesia No. 6 of 2023 on Stipulation of Government Regulation in Lieu of Law of Republic of Indonesia No. 2 of 2022 on Job Creation to Become Law (“Manpower Law”), a foreign worker may be employed in Indonesia only for certain positions and definite time, as well as the competence for such position. Further, every employer who employs foreign workers is required to have Foreign Workers Recruitment Plan (Rencana Penggunaan Tenaga Kerja Asing or “RPTKA”). The Company has complied with the requirement to hold a RPTKA for its foreign worker.

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Under Indonesian law, employers shall submit a manpower report to MOM upon their establishment, discontinuation, re-opening, transfer (i.e., transfer of domicile or location, or transfer of ownership), or dissolution within 30 days after such establishment or re-opening or at least 30 days before the discontinuation, change of address or dissolution. The manpower report submitted with regard to employer’s establishment, re-opening, or transfer shall contain the employer’s identity, manpower relationship, manpower protection, and employment opportunity. In addition, employers shall also submit a periodical manpower report annually to the MOM (via the relevant manpower office having authority over their domicile) and currently, via the applicable online system. The Company has complied with the submission of the annual mandatory manpower report for year of 2024.

The Company has complied with the applicable minimum wage of the DKI Jakarta Province for the year 2024 as stipulated under Decree of the Governor of DKI Jakarta No. 818 of 2023 which is in the amount of Rp5,067,381.00.

Under the Law of Republic of Indonesia No. 24 of 2011 on Social Security Administrative Body, all Indonesian companies are required to enrol all of their employees, including their family, with social security programs provided by Manpower Social Security Administrative Body (“Manpower BPJS”) and Health Social Security Administrative Body (“Health BPJS”). Employers shall pay the relevant premiums of these social security programs in a proportion as determined by the applicable regulations. The Company has complied with the requirement to enrol all of their employees and has paid the relevant premiums of Manpower BPJS and Health BPJS.

Intellectual property

Under the Law of Republic of Indonesia No. 20 of 2016 on Trademarks and Geographical Indications as amended by Job Creation Law, rights to a trademark shall be obtained after the relevant trademark is registered. A registered trademark shall receive a legal protection for a period of ten years and can be extended for the same period of time. As of ~~September 30~~December 31, 2024 the company owned 7 registered or pending trademarks in 4 other jurisdictions.

Taxation and Financial Reporting

Value Added Tax

Value Added Tax (“VAT”) in Indonesia is a consumption tax that is applied to the sale of goods and services. The standard VAT rate in Indonesia is 12%. Businesses that meet the criteria are required to register for VAT and charge it on their sales. VAT returns must be filed periodically with the tax authorities.

Income Tax

Companies are subject to income tax on their earnings. Online platforms must ensure they comply with the Directorate General of Taxes by filing tax returns and maintaining financial records.

Withholding Tax

Our Company’s platform providing services to Indonesian consumers or businesses (like affiliate commissions or service fees) may be subject to withholding taxes, which should be disclosed and deducted as per local regulations.

Data Protection and Privacy

We are subject to various laws and regulations covering the privacy and protection of users’ data. Because we handle, collect, store, receive, transmit, transfer, and otherwise process certain information, which may include personal information, regarding our users and employees in the ordinary course of business, we are subject to federal, state and foreign laws related to the privacy and protection of such data. These laws and regulations, and their application to our business, are increasingly changing and expanding. Compliance with these laws and regulations could affect our business, and their potential impact is uncertain. Any actual or perceived failure to comply with these laws and regulations may result in investigations, claims and proceedings, regulatory fines or penalties, damages for breach of contract, or orders that require us to change our business practices, including the way we process data.

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We are subject to various laws and regulations covering the privacy and protection of users’ data, such as Indonesian Law No. 27 of 2022 concerning Personal Data Protection, Data Privacy Law in the Philippines and Vietnam’s Decree on Personal Data Protection. These laws are similar in nature and reflect the effort of these governments to take responsibility for providing security and ensuring recognition and respect for the importance of personal data protection. The laws have provisions to ensure that companies with personal data use the data fairly, lawfully and transparently. In some cases, specific consent is required for the use or disclosure of personal data. We are required to have appropriate security measures to secure individuals’ personal data. These laws make us subject to breach notification laws in the jurisdictions in which we operate, and we may be subject to litigation and regulatory enforcement actions as a result of any data breach or other unauthorized access to or acquisition or loss of personal information.

Competition

In the fast-evolving landscape of online travel agencies, there is competition from international competitors to small OTAs. To ensure our success in this highly competitive market, we have recognized the importance of adapting to new social trends and expanding our services beyond just airplane and hotel reservations.

Legal Proceedings

We are currently not involved in any litigation that we believe could have a material adverse effect on our financial condition or results of operations. There is no action, suit, proceeding, inquiry, or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of our Company, threatened against or affecting our Company, or our Common Stock, in which we believe an adverse decision could have a material adverse effect on our financial condition or results of operations.

Impact of the COVID-19 Pandemic and other Global Events

The full impact of the COVID-19 pandemic on our business, financial condition and results of operations remains unpredictable due to the evolving nature of the COVID-19 pandemic and the extent of its impact across industries and geographies and numerous other uncertainties. For example, we cannot predict the duration and spread of the outbreak of new variants of the virus, additional actions that may be taken by governmental entities, or the impact the pandemic may have on the ability of us, our customers, our suppliers, our manufacturers, and our other business partners to conduct business. To date, COVID-19 has led to the implementation of various responses, including government-imposed quarantines, business closures, travel restrictions, and other public health safety measures. The extent to which the COVID-19 pandemic impacts our business will depend on future developments, which are highly uncertain and cannot be predicted at this time.

The spread of COVID-19 has caused us to modify our business practices, including employee travel, employee work locations in certain cases, and cancellation of physical participation in certain meetings, events and conferences and further actions may be taken as required or recommended by government authorities or as we determine are in the best interests of our employees, customers, and other business partners. We are monitoring the global outbreak of the pandemic, in SEA, especially Vietnam and are taking steps in an effort to identify and mitigate the adverse impacts on, and risks to, our business posed by its spread and the governmental and community reactions thereto. The Russian-Ukraine war and the supply chain disruption have not affected any specific segment of our business.

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MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages, and positions of our executive officers and directors as of the date of this prospectus:

Name	Age	Position
Tjin Patrick Soetanto	52	Chief Executive Officer
Yee Siong Tan	41	Chief Financial Officer
Albert Nicolas	38	Chief Operating Officer
Anson Neo	48	Chief Marketing Officer
Heather Maynard	38	Director and Chairwoman of the Board and Director
Vincent Puccio	54	Independent Director
Nicole Washko *	51	Independent Director Nominee
Michael Freed *	54	Independent Director Nominee
Richard Hou *	65	Independent Director Nominee

* Each of Nicole Washko, Michael Freed and Richard Hou has accepted our appointment to be our independent director, effective upon the SEC’s declaration of effectiveness of our registration statement on Form S-1, of which this prospectus is a part.

The following is a brief biography of each of our executive officers and directors:

Tjin Patrick Soetanto was appointed as the Company’s Chief Executive Officer in June 2023. As Chief Executive Officer, he manages supply chain, network planning, operations planning, vendor contracts, and process improvement, extensive professional experience in leadership roles. He also coordinates technology, marketing, sales and finance teams to define and implement operations strategy, structure, and processes. Mr. Soetanto focuses on performance monitoring to ensure consistency with established policies, goals and objectives. He was initially hired by SOPA as the Indonesian General Manager in August 2022 and was promoted to serve as SOPA’s Chief Operating Officer in May 2023. Mr. Soetanto currently devotes 75% of his time to the Company and 25% to SOPA. Mr. Soetanto has more than 20 years of experience in the textile and viscose fibre business connecting all Indonesian spinning mill using South Pacific Viscose (SPV) fibre. Immediately prior to his work at SOPA, Patrick was a director of SPV which is part of Lenzing Group for 7 years and became a commissioner in 2017. He also started a sustainable clothing brand to create awareness of Lenzing’s Tencel and Ecovero brand. Moreover, Patrick set up a new logistics division in 2017 which became a part of Salim group, increasing its valuation in terms of growth and expansion. Previously Patrick was also involved in Carbon Finance and Trading as he helps set up Aretae’s Indonesian subsidiary. Mr. Soetanto has a Bachelor of Arts — BA focused in International Business from Loyola Marymount University.

Yee Siong Tan was appointed as the Company’s Chief Financial Officer in May 2023. Since joining SOPA in November 2021, Mr. Tan engaged in financial operation management, merger & acquisition, financial planning & analysis, audit and regulatory compliance and legal functions for the company. Responsible for all SEC filing matters, Mr. Tan was instrumental in the negotiation and closing of the SOPA (NASDAQ: SOPA) follow on offering in early 2022. Mr. Tan currently devotes 50% of his time to the Company and 50% to SOPA. He possesses more than 15 years of audit, internal control, tax, merger & acquisition and risk mitigation experience. Previously from 2014 to 2021, Mr. Tan was financial controller at ISOTeam Ltd, a construction engineering company and Finance manager at Hoe Leong Corporation Ltd, a shipping and heavy equipment supplier. Mr. Tan obtained a Bachelor of commerce, Tunku Adbul Rahman University in Malaysia and is also a Member of the Institute of Singapore Chartered Accountants as well as the Association of Chartered Certified Accountants in the United Kingdom. Mr. Tan is based in Singapore.

Albert Nicolas holds the position of Chief Operating Officer, based in Jakarta, Indonesia, since July 2023. His career spans over two decades in the travel industry. With over 16 years of experience in conventional travel agencies, Mr. Nicolas ventured into the online travel sphere in 2019 with Nusatrip, initially joining as operations manager and advancing to the position of Chief Operating Officer. Prior to joining Nusatrip, Mr. Nicolas held crucial positions as Branch Manager and Ticket Manager for the Indonesia region at AntaVaya from 2015 to 2019. Mr. Nicolas was a senior business travel consultant at Avia Tour from 2012 to 2015. Mr. Nicolas was a supervisor at AntaVaya between 2004 and 2008, where he honed his expertise in managing corporate clients and FITs (Free Independent Travelers). Mr. Nicolas began his career as a travel consultant at PT Raptim Indonesia in 2003.

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Anson Neo is the Chief Marketing Officer, joining the Company in August 2023. Mr. Neo is a Malaysian-born travel industry expert with past experience in Airlines, GDSs, Global OTAs, and wholesaling for flights and hotels. He has worked in SEA and China over the last 5 years to understand the dynamic of sourcing and distribution in the most competitive market known to the travel industry. He worked at Qiyouji from March 2019 to September 2021 and February to August 2023, Agoda from September 2021 to July 2022, and Trip.com from July 2022 to February 2023. In Mr. Neo’s career, he has brought Galileo Malaysia a growth in market share from 11% to 24% in 3 years. APEC, for 3 years straight from 2008 to 2011. Mr. Neo also has widened the distribution for Expedia B2B Business in SEA and Greater China by more than 25% from 2016 to 2018. Mr. Neo earned a Bachelor’s in Corporate Finance and Investment from Colorado State University.

Heather Maynard joined the Board of Directors of NusaTrip Incorporated in November 2023 and was appointed as Chairwoman and Director. Ms. Maynard chairs the Executive Committee. Ms. Maynard joined the Board of Directors of Thoughtful Media Group Incorporated (“TMG”) as executive chairwoman in October 2023. TMG is our sister company and is a subsidiary of Society Pass. A social media influencer and collaborating with a number of travel brands since 2015, Ms. Maynard focuses on discovering unique travel destinations throughout the world. Since September 2022, she has served as the CEO of H&D Mediterranean, a real estate investment company in France. She previously served on the University of California, Irvine (UCI) Alumni Association Board of Directors from 2017 to 2021. Ms. Maynard is passionate about and volunteers her time with endeavors related to education, art and sustainability. She advocated for the UCI Institute and Museum of California Art. Prior to that, Ms. Maynard conducted epidemiological research studies for the Los Angeles County Department of Public Health as well as UCLA Center for World Health. She holds a Master of Public Health from Claremont Graduate University’s School of Community and Global Health and earned a Bachelor of Science in Public Health from UCI. Ms. Maynard will spend two business days per week of her time devoted to our business upon the effectiveness of this IPO, in particular, managing our Board of Directors, attending Board of Directors’ and/or operations meetings, setting objectives and goals for the management team, and overseeing the Group’s strategic goals. We believe Ms. Maynard is qualified to serve as a member of our Board because of her extensive social media advertising and international investment experience.

Vincent Puccio serves on the board of directors for NusaTrip Inc since December 2023 and possesses more than 25 years’ experience in sales and retail management. For over 20 years he served as a Sales Manager, Store Manager, and General Manager of Don Vincent Store for Men, a luxury menswear retailer with multiple locations in Southern California that was recognized by Esquire magazine as among the top 100 menswear retailers in the United States. Vincent Puccio consulted with high net-worth businesspeople and celebrities to design business, casual, and formal apparel and to fulfill their fashion needs. Mr. Puccio managed key vendor accounts, sourcing, inventory, customer relations, special events, and marketing strategy. He has also worked at more than 100 retail trade shows. Mr. Puccio joined the Board of Directors of Society Pass Incorporated (“Society Pass”) as an independent director in May 2024. Since 2020 Mr. Puccio has worked with American Income Life as a Supervising Agent and Hiring Manager where he hires prospective agents, manages a sales team, and teaches sales training. Mr. Puccio earned a Bachelor of Arts in English at the University of California, Irvine (UCI) and has also completed a program in Strategic Communications Management at UCI. We believe Mr. Puccio is qualified to serve as a member of our board because of his extensive knowledge of marketing and brand management.

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Nicole Washko has been our independent director nominee since June 2024. Ms. Washko has over 25 years of leadership experience in the APAC region, spanning executive roles in real estate, relocation services, and private international schools. She has excelled in business operations, team leadership, and delivering best-in-class customer service. Nicole has served on the operational boards of CB Richard Ellis and Cartus, and has been actively involved with several non-profit organizations. Originally from Texas, Nicole holds a BA from Oklahoma City University and is currently pursuing a Master’s in Education. She is multilingual, with proficiency in Mandarin.

Michael Freed has been our independent director nominee since June 2024. Mr. Freed has over 34 years of entrepreneurial management and branding experience. Mr. Freed joined the Board of Directors of Society Pass as an independent director in May 2024. Mr. Freed previously was the CEO of Bionic Records, a chain of record retail stores in Orange County, California for 20 years (1988-2008). In this capacity, he promoted and marketed music bands such as Sublime, Korn, No Doubt, Offspring, and Avenged Sevenfold to the California mass market. From 1996 to 2016, Mr. Freed created three skateboard brands: Riviera Skateboards, Divine Wheels, and Paris Trucks. He launched two retail locations for these three brands and then branched into production in 2008. From 2008 to 2016, Mr. Freed served on the board of directors for Resource Distribution, a global skateboard master distributor (2008-2016). He specialized in brand/team management, along with research and development for many skateboard products. Since 2016, he has acquired real estate investments in the states of Missouri and California. His experience ranges from property acquisitions, finance, and renovation management.

Richard Hou has been our independent director nominee since June 2024. Mr. Hou Li was qualified as a PRC lawyer in 1984 and was one of the first PRC lawyers who were qualified to practice in PRC-related securities legal area. Mr. Hou once was law consultant of China in McKenna LLP and Minter Ellison LLP in 1992. Then Mr. Hou focuses his practice in PRC-related corporate areas especially in domestic and overseas listing for more than 30 years, including advice to multi-national clients on foreign direct investment, merger & acquisition, reorganization, general corporate matters and acting for Chinese issuers and investment banks on a number of listings on the PRC, Hong Kong, Singapore and Germany Stock Exchange. Mr. Hou obtained Bachelor of Law in East China University of Political Science and Law in 1983 and obtained EMBA in Xiamen University.

Family Relationships

There are no family relationships among our directors or executive officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Director Independence

We intend to list our common stock on the Nasdaq in connection with this offering. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s Board of Directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3 of the Exchange Act, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the Board of Directors, or any other Board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries.

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Our Board of Directors has determined that Vincent Puccio, Nicole Washko, Michael Freed and Richard Hou are each an “independent director” as such term is defined under the applicable rules of Nasdaq.

We have established an Executive Committee, Audit Committee, a Remuneration Committee and a Nominating and Corporate Governance Committee. Our Board of Directors has determined that Vincent Puccio is an “audit committee financial expert,” as defined under the applicable rules of the SEC, and that all members of the Audit Committee are “independent” within the meaning of the applicable Nasdaq rule and the independence standards of Rule 10A-3 of the Exchange Act. Each of the members of the Audit Committee meets the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq.

Board Leadership Structure and Role in Risk Oversight

The Chairwoman of the Board position is held by Ms. Maynard. Periodically, our Board of Directors assesses these roles and the Board of Directors leadership structure to ensure the interests of our Company and our stockholders are best served. Our Board of Directors has determined that its current leadership structure is appropriate. Ms. Maynard, as Chairwoman, has extensive knowledge of all aspects of NusaTrip, our business and risks.

While management is responsible for assessing and managing risks to NusaTrip, our Board of Directors is responsible for overseeing management’s efforts to assess and manage risk. This oversight is conducted primarily by our full Board of Directors, which has responsibility for general oversight of risks, and standing committees of our Board of Directors. Our Board of Directors satisfies this responsibility through full reports by each committee chair regarding the committee’s considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks within our Company. Our Board of Directors believes that full and open communication between management and the Board of Directors is essential for effective risk management and oversight.

Committees of the Board of Directors

Our Board of Directors has established an Executive Committee, an Audit Committee, a Remuneration Committee, and a Nominating and Corporate Governance Committee. Our Board of Directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our Board of Directors. Each of these committees operates under a charter that has been approved by our Board of Directors, which is available on our website.

Executive Committee. Our Executive Committee consists of Ms. Maynard and Mr. Soetanto, with Ms. Maynard serving as the Chair of the Executive Committee.

Audit Committee. Our Audit Committee consists of Vincent Puccio, Michael Freed and Richard Hou, with Vincent Puccio will be serving as the Chair of the Audit Committee. Our Board of Directors has determined that the directors that serve on our Audit Committee are independent within the meaning of the Nasdaq listing rules and Rule 10A-3 under the Exchange Act. In addition, our Board of Directors has determined that Vincent Puccio qualifies as an “audit committee financial expert” within the meaning of SEC regulations and the NYSE American rules.

The Audit Committee oversees and monitors our financial reporting process and internal control system, reviews and evaluates the audit performed by our registered independent public accountants and reports to the Board of Directors any substantive issues found during the audit. The Audit Committee is directly responsible for the appointment, compensation and oversight of the work of our registered independent public accountants. The Audit Committee reviews and approves all transactions with affiliated parties.

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Remuneration Committee. Our Compensation Committee consists of Nicole Washko, Michael Freed and Vincent Puccio, with Michael Freed will be serving as the Chairwoman of the Remuneration Committee. Our Board of Directors has determined that the directors that serve on our Remuneration Committee are independent under the listing standards, are “non-employee directors” as defined in rule 16b-3 promulgated under the Exchange Act and are “outside directors” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended.

The Remuneration Committee provides advice and makes recommendations to the Board of Directors in the areas of employee salaries, benefit programs and director compensation. The Remuneration Committee also reviews and approves corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other officers and makes recommendations in that regard to the Board of Directors as a whole.

Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee consists of Nicole Washko, Michael Freed and Richard Hou, with Richard Hou will be serving as the Chairwoman of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee nominates individuals to be elected to the Board of Directors by our stockholders. The Nominating and Corporate Governance Committee considers recommendations from stockholders if submitted in a timely manner in accordance with the procedures set forth in our bylaws (the “Bylaws”) and will apply the same criteria to all persons being considered. All members of the Nominating and Corporate Governance Committee are independent directors as defined under the Nasdaq rules.

Board Composition

Our Board currently consists of five members. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.

We have no formal policy regarding Board diversity. Our priority in selection of Board members is identification of members who will further the interests of our stockholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among Board members, knowledge of our business and understanding of the competitive landscape.

Code of Business Conduct and Ethics, Insider Trading Policy and Executive Compensation Recovery Policy

Prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to adopt (i) a code of business conduct and ethics; (ii) Insider Trading Policy that applies to our Directors, officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions; and (iii) Executive Compensation Recovery Policy that applies to our officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions, (collectively the “Policies”). We intend to disclose any amendments to the Policies, and any waivers of the Policies for our Directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of Nasdaq.

EXECUTIVE COMPENSATION

Executive and Director Compensation

All decisions regarding compensation for our executive officers and executive compensation programs are reviewed, discussed and approved by the Compensation Committee. Prior to the establishment of the Compensation Committee in December 2021, decisions regarding executive compensation were made by the full Board. All compensation decisions are determined following a detailed review and assessment of the executive’s leadership and operational performance and contributions to our success; any significant changes in role or responsibility; our financial resources, results of operations and financial projections; the nature, scope and level of the executive’s responsibilities; and internal equity of pay relationships.

The Remuneration Committee will determine each element of compensation for our CEO. When making determinations about each element of compensation for our other executive officers, the Remuneration Committee also considers recommendations from our CEO. Additionally, at the Remuneration Committee’s request, our executive officers may assess the design of, and make recommendations related to, our compensation and benefit programs, including recommendations related to the performance measures used in our incentive programs. The Remuneration Committee is under no obligation to implement these recommendations.

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The following table summarizes information concerning the compensation awarded to, earned by and paid to the named executive officers and directors for services rendered to us for the year ended December 31, ~~2023~~2024:

Name	Salary/ Bonus		Equity Awards		All other compensation(1)		Total
Tjin Patrick Soetanto, Chief Executive Officer	$	~~94~~102,000		$86,000		$—	$	~~180~~188,000

Yee Siong Tan, Chief Financial Officer	$	~~119,533~~187,500	$	~~22,500~~—		$—	$	~~142,033~~187,500

Albert Nicolas, Chief Operating Officer	$	~~22,533~~25,389	$	~~—~~2,400	$	~~3,763~~7,253	$	~~26,296~~35,042

Anson Neo, Chief Marketing Officer	$	~~31,500~~68,539	$	~~—~~12,000	$	~~13,009~~28,398	$	~~44,509~~108,937

Heather Maynard, Chairwoman and Director	$	~~66,328~~260,151		$—		$—	$	~~66,328~~260,151

(1) Other compensation comprise of transport allowance.

All the above compensation were borne and paid by related company under Society Pass Incorporated.

As of the fiscal year ended December 31, ~~2023~~2024, we had no plans in place and had never maintained any plans that provided for the payment of retirement benefits or benefits that will be paid primarily following retirement including, but not limited to, tax qualified deferred benefit plans, supplemental executive retirement plans, tax-qualified deferred contribution plans and nonqualified deferred contribution plans.

We recently engaged an outside compensation consultant to provide advice on compensation matters.

Employment Agreements

Under our employment agreement with our Chief Executive Officer, Tjin Patrick Soetanto, to become effective as of the effective date of the registration statement of which this prospectus forms a part, we agreed that, for a five-year term, unless terminated earlier in accordance with its terms, we will pay Mr. Soetanto an annual salary of $180,000. Additionally, Mr. Soetanto will be entitled to certain annual cash bonus subject to the discretion of the board and/or compensation committee and an equity compensation of NusaTrip’s stock equivalent to the Company’s stock equivalent to US$5,000 per month. Mr. Soetanto will also be eligible to participate in all long-term incentive plans (including any equity incentive plan) sponsored by the Company. Mr. Soetanto will be provided with standard executive benefits. The Company will also provide standard indemnification and directors’ and officers’ insurance. The Company may terminate Mr. Soetanto’s employment by giving at least 30 days written notice. All other compensation shall cease as of the date of termination and the Company shall pay all previously earned, accrued and unpaid compensation. Mr. Soetanto is also subject to standard confidentiality and non-competition provisions.

Under our employment agreement with our Chief Financial Officer, Yee Siong Tan, to become effective as of the effective date of the registration statement of which this prospectus forms a part, we agreed that, for a five-year term, unless terminated earlier in accordance with its terms, we will pay Mr. Tan an annual salary of US$150,000. Additionally, Mr. Tan will be entitled to certain annual cash bonus subject to the discretion of the board and/or compensation committee an equity compensation of NusaTrip’s stock equivalent to the Company’s stock equivalent to US$5,000 per month. Mr. Tan will also be eligible to participate in all long-term incentive plans (including any equity incentive plan) sponsored by the Company Mr. Tan will be provided with standard executive benefits. The Company will also provide standard indemnification and directors’ and officers’ insurance. The Company may terminate Mr. Tan’s employment by giving at least 30 days written notice. All other compensation shall cease as of the date of termination and the Company shall pay all previously earned, accrued and unpaid compensation. Mr. Tan is also subject to standard confidentiality and non-competition provisions.

Under our employment agreement with our Chief Operating Officer, Albert Nicolas, to become effective as of the effective date of the registration statement of which this prospectus forms a part, we agreed that, for a five-year term, unless terminated earlier in accordance with its terms, we will pay Mr. Nicolas an annual salary of US$36,000. Additionally, Mr. Nicolas will be entitled to an equity compensation of NusaTrip’s stock equivalent to the Company’s stock equivalent to US$500 per month. Mr. Nicolas will also be eligible to participate in all long-term incentive plans (including any equity incentive plan) sponsored by the Company. Mr. Nicolas will be provided with standard executive benefits. The Company will also provide standard indemnification and directors’ and officers’ insurance. The Company may terminate Mr. Nicolas’ employment by giving at least 30 days written notice. All other compensation shall cease as of the date of termination and the Company shall pay all previously earned, accrued and unpaid compensation. Mr. Nicolas is also subject to standard confidentiality and non-competition provisions.

Under our employment agreement with our Chief Marketing Officer, Anson Neo, to become effective as of the effective date of the registration statement of which this prospectus forms a part, we agreed that, for a five-year term, unless terminated earlier in accordance with its terms, we will pay Mr. Neo an annual salary of US$132,000. Additionally, Mr. Neo will be entitled to an equity compensation of NusaTrip’s stock equivalent to the Company’s stock equivalent to US$4,000 per month. Mr. Neo will also be eligible to participate in all long-term incentive plans (including any equity incentive plan) sponsored by the Company. Mr. Neo will be provided with standard executive benefits. The Company will also provide standard indemnification and directors’ and officers’ insurance. The Company may terminate Mr. Neo’s employment by giving at least 30 days written notice. All other compensation shall cease as of the date of termination and the Company shall pay all previously earned, accrued and unpaid compensation. Mr. Neo is also subject to standard confidentiality and non-competition provisions.

Under our employment agreement with our Executive Chairwoman, Heather Maynard, we agreed that, unless terminated earlier in accordance with its terms, we will pay Ms. Maynard an annual salary in the amount of EUR 120,000 (approximately $130,492). Additionally, Ms. Maynard will be entitled to reimbursement to all reasonable and necessary business expenses, and to participate in all long-term equity incentive plan subject to the discretion of the board and/or compensation committee. Ms. Maynard will be provided with standard executive benefits. The Company will also provide standard indemnification and directors’ and officers’ insurance. The Company may terminate Ms. Maynard’s employment by giving at least 30 days written notice. All other compensation shall cease as of the date of termination and the Company shall pay all previously earned, accrued and unpaid compensation. Ms. Maynard is also subject to standard confidentiality and non-competition provisions.

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Outstanding Equity Awards at Fiscal Year-End

As at December 31, 2023 and 2024, there were no outstanding equity awards.

Securities Authorized for Issuance Under Equity Compensation Plans

Up to 1,200,000 shares of common stock to Company employees, officers, directors, consultants, and advisors are available under the Society Pass Incorporated 2023 Equity Incentive Plan.

Executive Compensation Recovery Policy

Prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to adopt an Executive Compensation Recovery Policy that applies to our officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. Under the Executive Compensation Recovery Policy, if we are required to prepare an accounting restatement due to material noncompliance with the financial reporting requirements under any United States securities laws, we will be entitled to recover (and will seek to recover), from our executive officers, any excess incentive-based compensation received by our executive officers during the three-year period prior to the date on which we are required to prepare the restatement. This policy applies to both equity-based and cash compensation awards. The “excess compensation” is the difference between the actual amount that was paid and the amount that would have been paid if the financial statements were prepared properly in the first instance. We intend to disclose any amendments to the policy, and any waivers of the policy for our Directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of Nasdaq.

PRINCIPAL STOCKHOLDERS

As of the date of this prospectus, there were ~~14,000,000~~15,066,668 shares of Common Stock outstanding.

The following table sets forth, as of the date of this prospectus, ownership of our voting securities that are beneficially owned by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of any class of our voting securities;

●	each of our Named Executive Officers;

●	each of our directors; and

●	all of our executive officers and directors as a group.

Information relating to beneficial ownership of the voting securities by our principal stockholders and management is based upon each person’s information using “beneficial ownership” concepts under the SEC rules. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. For purposes of computing the number and percentage of shares beneficially owned by a security holder, any shares which such person has the right to acquire within 60 days of the date of this prospectus, are deemed to be outstanding, but those shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other security holder.

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Under the SEC rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. Except as noted below, ownership consists of sole ownership, voting and investment rights, and the address for each stockholder listed is 28F AIA Central, Jl. Jend. Sudirman No.Kav. 48A, RT.5/RW.4, Karet, Semanggi, Kota Jakarta Selatan, Daerah Khusus Ibukota Jakarta 12930, Indonesia.

	Common Stock Beneficially Owned Prior to IPO		Common Stock Beneficially Owned After IPO
Name and Address of Beneficial Holder	Number of Shares Owned	Percent of Class	Number of Shares Owned	Percent of Class
5% Stockholders
Society Pass Incorporated	14,000,000	100%	14,000,000	~~78.8~~77.5%

Named Executive Officers and Directors
Heather Maynard	–	–	–	–
Tjin Patrick Soetanto	–	–		–
Yee Siong Tan	–	–	–	–
Albert Nicolas	–	–	–	–
Anson Neo	–	–	–	–
Vincent Puccio	–	–	–	–
Nicole Washko	–	–	–	–
Michael ~~Feed~~Freed	–	–	–	–
Richard Hou	–	–	–	–
Executive Officers and Directors as a Group	–	–	–	–

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Related Party Transactions

SEC rules require us to disclose any transaction since the beginning of our last fiscal year and for the two fiscal years preceding our last fiscal year, or any currently proposed transaction, in which we are a participant and in which any related person has or will have a direct or indirect material interest involving the lesser of $120,000 or one percent (1%) of the average of our total assets as of the end of last two completed fiscal years. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

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Advances From~~/~~  (To) Related Parties

As of ~~September 30, 2024,~~ December 31, 2024, 2023 and 2022, the amounts due from (to) related parties consisted of the following as of the years indicated:

	~~As of September 30,~~	Year ended December 31,
Name of Companies		2024		2023	2022
Amount due from related parties
SoPa Technology Pte Ltd		$	~~—~~1,065,578	665,575	343
Thoughtful (Thailand) Co Ltd			~~1,086~~2,760	1,906	—
Thoughtful Media Group Co Ltd			~~2,050~~—	163	—
Society Pass Incorporated			~~73,800~~70,200	—	—
SoPa Technology Co Ltd			—	324	—
Total		$	~~76,936~~1,138,538	$667,968	$343

Amount due to related parties
Society Pass Incorporated			$(1,~~046,393~~047,600)	$(927,266)	$(172)
SoPa Technology Pte Ltd			(~~992,644~~997,955)	(1,637,147)	(793,500)
Thoughtful Media Group Co Ltd			(~~41,041~~39,039)	(88,150)	—
PT Thoughtful Media Indonesia			(~~217,140~~203,980)	(260,000)	—
SoPa Technology Co Ltd			(~~46,257~~43,336)	(84,092)	—
Adactive Media CA Incorporated			(~~37,916~~35,057)	—	—
Le Huynh Ngoc Phan			—	(6,504)	—
Ngo Thi Cham			—	(12,300)	—
			$(2,~~381,391~~366,967)	$(3,015,459)	$(793,672)

The amounts due from (to) related parties as discussed above are non-trade, unsecured and interest-free and have no fixed terms of repayment. These related parties are controlled by Society Pass Inc.

DESCRIPTION OF CAPITAL STOCK

The following description of our securities is only a summary and is qualified in its entirety by reference to the actual terms and provisions of the capital stock contained in our certificate of incorporation and our bylaws.

General

The Company is authorized to issue two classes of stock. The total number of shares of stock which the Company is authorized to issue is 210,000,000 shares of capital stock, consisting of 200,000,000 shares of Common Stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share, of which 75,000 shares are designated.

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Common Stock

The holders of our Common Stock are entitled to the following rights:

Voting Rights. Each share of our Common Stock entitles its holder to one vote per share on all matters to be voted or consented upon by the stockholders. Holders of our Common Stock are not entitled to cumulative voting rights with respect to the election of directors.

Dividend Rights. Subject to limitations under Nevada law and preferences that may apply to any shares of preferred stock that we may decide to issue in the future, holders of our Common Stock are entitled to receive ratably such dividends or other distributions, if any, as may be declared by our Board out of funds legally available therefor.

Liquidation Rights. In the event of the liquidation, dissolution or winding up of our business, the holders of our Common Stock are entitled to share ratably in the assets available for distribution after the payment of all of our debts and other liabilities, subject to the prior rights of the holders of our preferred stock.

Other Matters. The holders of our Common Stock have no subscription, redemption or conversion privileges. Our Common Stock does not entitle its holders to preemptive rights. All of the outstanding shares of our Common Stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of our Common Stock are subject to the rights of the holders of shares of any series of preferred stock which we may issue in the future.

Preferred Stock

On May 22, 2023, we designated 50,000 shares of our preferred stock as Super Voting Preferred Stock. On June 21, 2024,we designated an additional 25,000 shares of our preferred stock as Super Voting Preferred Stock.

On September 3, 2024, we have issued 75,000 shares of the Company’s Super Voting Preferred Stock to Heather Maynard. On October 14, 2024, in order to facilitate our IPO process, Heather Maynard disclaimed all interests in the 75,000 shares of Super Voting Preferred Stock voluntarily and without any consideration, which the Super Voting Preferred Stock subsequently are held in the treasury. We will not be issuing any shares of the Super Voting Preferred Stock prior to the consummation of this offering. We may issue shares of the Super Voting Preferred Stock from time to time after we consummate this offering.

The following is a summary of the material terms of our Super Voting Preferred Stock.

Voting Rights. Each share of our Super Voting Preferred Stock entitles its holder to 1,000 votes per share and votes with our Common Stock as a single class on all matters to be voted or consented upon by the stockholders.

No Dividend Rights. The holders of our Super Voting Preferred Stock are not entitled to any dividend rights.

No Liquidation Rights. The holders of the Super Voting Preferred Stock are not entitled to any liquidation preference.

No Conversion Rights. The shares of our Super Voting Preferred Stock are not convertible into shares of our Common Stock.

No Redemption Rights. The Super Voting Preferred Stock is not subject to any redemption rights.

Additional Preferred Stock

Our Board has the authority to issue additional preferred stock in one or more classes or series and to fix the designations, powers, preferences, and rights, and the qualifications, limitations or restrictions thereof including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series, without further vote or action by the stockholders.

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While we do not currently have any plans for the issuance of any additional preferred stock, the issuance of additional preferred stock could adversely affect the rights of the holders of Common Stock and, therefore, reduce the value of the Common Stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of the Common Stock until the Board of Directors determines the specific rights of the holders of the preferred stock; however, these effects may include:

●	Restricting dividends on the Common Stock;

●	Diluting the voting power of the Common Stock;

●	Impairing the liquidation rights of the Common Stock; or

●	Delaying or preventing a change in control of the Company without further action by the stockholders.

Equity Incentive Plan

As at ~~September 30~~December 31, 2024, there is no equity incentive plan awards to Company employees, officers, directors, consultants, and advisors.

Anti-Takeover Provisions

Acquisitions of Controlling Interest. Nevada Revised Statutes sections 78.378 to 78.3793 provide state regulation over the acquisition of a controlling interest in certain Nevada corporations unless the articles of incorporation or bylaws of the corporation provide that the provisions of these sections do not apply. Our Articles of Incorporation and Bylaws state that these provisions do not apply. The statute creates a number of restrictions on the ability of a person or entity to acquire control of a Nevada company by setting down certain rules of conduct and voting restrictions in any acquisition attempt, among other things. The statute is limited to corporations that are organized in the state of Nevada and that have 200 or more stockholders of record, at least 100 of whom have addresses in the State of Nevada appearing on the stock ledger of the corporation, and does business in the State of Nevada directly or through an affiliated corporation.

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Interested Stockholder Transactions. Nevada Revised Statutes sections 78.411 through 78.444 provide that a Nevada corporation with 200 or more stockholders of record generally may not engage in certain business combinations and transactions with an “interested stockholder” (in general, the beneficial owner of 10% or more of the corporation’s voting power) or the interested stockholder’s affiliates or associates during the two-year period after the stockholder first became an interested stockholder unless the combination meets all of the requirements of the corporation’s articles of incorporation and either:

●	The business combination or transaction by which the person first became an interested stockholder is approved by the board of directors before the stockholder first became an interested stockholder; or

●	During the two-year period, the transaction is approved by the board of directors and by at least 60% of the disinterested stockholders at an annual or special meeting.

After that initial two-year period, corporations subject to these statutes may not engage in specified business combinations and transactions unless the combination meets all of the requirements of the articles of incorporation and either:

●	The business combination or transaction by which the person first became an interested stockholder is approved by the board of directors before the stockholder first became an interested stockholder;

●	The business combination is approved by a majority of the outstanding voting power of the resident domestic corporation not beneficially owned by the interested stockholder or any of the interested stockholder’s affiliates or associates; or

●	The combination meets specified statutory requirements.

A corporation may opt out of these provisions by expressly opting out in its original articles of incorporation or in an amendment of the articles approved by the majority vote of disinterested stockholders. ~~Our Articles of Incorporation specifically opt out of these provisions.~~

Articles of Incorporation and Bylaws. In addition, some provisions of our Articles of Incorporation and Bylaws may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Cumulative Voting. Our Articles of Incorporation do not permit stockholders the right to cumulative voting in the election of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our Bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year’s annual meeting. However, in the event that no annual meeting was held in the previous year or if the date of the annual meeting is advanced by more than twenty-five (25) days prior to or delayed by more than twenty-five (25) days after the one-year anniversary of the date of the previous year’s annual meeting, then, for notice by the stockholder to be timely, it must be so received by the Secretary not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of (A) the ninetieth (90th) day prior to such annual meeting, or (B) the tenth (10th) day following the day on which public announcement of the date of such annual meeting is first made. Our Bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from nominating directors at an annual meeting of stockholders.

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Authorized but Unissued Shares. Our authorized but unissued shares of Common Stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of Common Stock and preferred stock could render it more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Amendments to Bylaws. Our Articles of Incorporation provide that the Board of Directors has the exclusive right to amend our Bylaws.

Limitation of Liability and Indemnification

The Nevada Revised Statutes provide that a corporation may indemnify its officers and directors against expenses actually and reasonably incurred in the event an officer or director is made a party or threatened to be made a party to an action (other than an action brought by or in the right of the corporation as discussed below) by reason of his or her official position with the corporation provided the director or officer (1) is not liable for the breach of any fiduciary duties as a director or officer involving intentional misconduct, fraud or a knowing violation of the law or (2) acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal actions, had no reasonable cause to believe his or her conduct was unlawful. A corporation may indemnify its officers and directors against expenses, including amounts paid in settlement, actually and reasonably incurred in the event an officer or director is made a party or threatened to be made a party to an action by or in the right of the corporation by reason of his or her official position with the corporation, provided the director or officer (1) is not liable for the breach of any fiduciary duties as a director or officer involving intentional misconduct, fraud or a knowing violation of the laws or (2) acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation. The Nevada Revised Statutes further provide that a corporation generally may not indemnify an officer or director if it is determined by a court that such officer or director is liable to the corporation or responsible for any amounts paid to the corporation in settlement, unless and only to the extent that court also determines that the officer or director is fairly and reasonably entitled to indemnification in light of all of the relevant facts and circumstances. The Nevada Revised Statutes require a corporation to indemnify an officer or director to the extent he or she is successful on the merits or otherwise successfully defends an action against the officer or director by reason of the fact that the person is or was an officer or director.

Our Articles of Incorporation and Bylaws provide liability of our directors and officers shall be eliminated or limited to the fullest extent not prohibited by Chapter 78 of the Nevada Revised Statutes, and that the Company also may indemnify its employees and agents as permitted by Chapter 78 of the Nevada Revised Statutes. Our Bylaws expressly authorize the Company to enter into individual indemnification agreements with any or all of its directors, officers, employees or agents, and to obtain insurance on behalf of any of the foregoing persons. The Company intends to maintain director and officer liability insurance, if available on reasonable terms. We have not entered into indemnification agreements with our directors, officers, employees or agents.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no trading activity in our Common stock. Future sales of substantial amounts of Common Stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our Common Stock.

All shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

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Restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, described below. Restricted securities may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S.

Lock-Up

For further details on the lock-up agreements, see the section entitled “Underwriting — Lock-Up Agreements.”

Rule 144

Some of our stockholders will be forced to hold their shares of our Common Stock for at least a six-month period before they are eligible to sell those shares, and even after that six-month period, sales may not be made under Rule 144 promulgated under the Securities Act unless we and such stockholders are in compliance with other requirements of Rule 144.

In general, Rule 144 provides that (i) any of our non-affiliates that has held restricted Common Stock for at least six months is thereafter entitled to sell its restricted stock freely and without restriction, provided that we remain compliant and current with our SEC reporting obligations, and (ii) any of our affiliates, which includes our directors, executive officers and other person in control of us, that has held restricted Common Stock for at least six months is thereafter entitled to sell its restricted stock subject to the following restrictions: (a) we are compliant and current with our SEC reporting obligations, (b) certain manner of sale provisions are satisfied, (c) a Form 144 is filed with the SEC, and (d) certain volume limitations are satisfied, which limit the sale of shares within any three-month period to a number of shares that does not exceed the greater of 1% of the total number of outstanding shares. A person who has ceased to be an affiliate at least three months immediately preceding the sale and who has owned such shares of Common Stock for at least one year is entitled to sell the shares under Rule 144 without regard to any of the limitations described above.

Rule 701

In general, Securities Act Rule 701 allows a stockholder who purchased shares of capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days to sell those shares in reliance upon Securities Act Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares, however, are required to wait until ninety (90) days after the date of this prospectus before selling shares pursuant to Rule 701.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

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MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our Common Stock acquired in this offering by a “non-U.S. holder” (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought, and do not intend to seek, any ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any state or local or non-U.S. jurisdiction or under U.S. federal gift and estate tax rules, or rising out of other non-income tax rules, except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

●	banks, insurance companies, regulated investment companies, real estate investment trusts or other financial institutions;

●	persons subject to the alternative minimum tax or the tax on net investment income;

●	persons subject to special tax accounting rules as a result of any item of gross income with respect to our Common Stock being taken into account in an applicable financial statement;

●	tax-exempt organizations or governmental organizations;

●	pension plans and tax-qualified retirement plans;

●	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

●	partnerships or other entities or arrangements treated as partnership for U.S. federal income tax purposes (and investors therein);

●	brokers or dealers in securities or currencies;

●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

●	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

●	certain former citizens or long-term residents of the United States;

●	persons who hold our Common Stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction or integrated investment;

●	persons who hold or receive our Common Stock pursuant to the exercise of any option or otherwise as compensation;

●	persons who do not hold our Common Stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment); and

●	persons deemed to sell our Common Stock under the constructive sale provisions of the Code.

In addition, if a partnership, entity or arrangement classified as a partnership or flow-through entity for U.S. federal income tax purposes holds our Common Stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership or other entity. A partner in a partnership or other such entity that will hold our Common Stock should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our Common Stock through a partnership or other such entity, as applicable.

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YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our Common Stock that, for U.S. federal income tax purposes, is neither a “U.S. person” nor an entity (or arrangement) treated as a partnership. A “U.S. person” is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

●	an individual who is a citizen or resident of the United States;

●	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof, or otherwise treated as such for U.S. federal income tax purposes;

●	an estate whose income is subject to U.S. federal income tax regardless of its source; or

●	a trust (x) whose administration is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) that has made a valid election under applicable Treasury Regulations to be treated as a U.S. person.

Distributions

As described in the section titled “Dividend Policy,” we have never declared or paid cash dividends on our Common Stock, and we do not anticipate paying any dividends on our Common Stock following the completion of this offering. However, if we do make distributions of cash or property on our Common Stock to non-U.S. holders, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will first constitute a return of capital and will reduce each non-U.S. holder’s adjusted tax basis in our Common Stock, but not below zero. Any additional excess will then be treated as capital gain from the sale of stock, as discussed under “Gain on Disposition of Common Stock.”

Subject to the discussions below on effectively connected income, backup withholding and the Foreign Account Tax Compliance Act, or FATCA, any dividend paid to a non-U.S. holder generally will be subject to U.S. federal withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the United States and such non-U.S. holder’s country of residence. In order to receive a reduced treaty rate, such non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced treaty rate. A non-U.S. holder of shares of our Common Stock eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If such non-U.S. holder holds our Common Stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to such agent, which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. Each non-U.S. holder should consult its own tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

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Dividends received by a non-U.S. holder that are treated as effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States (and, if an applicable income tax treaty so provides, such non-U.S. holder maintains a permanent establishment or fixed base in the United States to which such dividends are attributable) are generally exempt from the 30% U.S. federal withholding tax, subject to the discussion below on backup withholding and FATCA withholding. To claim this exemption, a non-U.S. holder must provide the applicable withholding agent with a properly executed IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to U.S. federal withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if a non-U.S. holder is a corporation, dividends such non-U.S. holder receives that are effectively connected with its conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the United States and such non-U.S. holder’s country of residence. Each non-U.S. holder should consult its own tax advisor regarding the tax consequences of the ownership and disposition of our Common Stock, including any applicable tax treaties that may provide for different rules.

Gain on Disposition of Common Stock

Subject to the discussion below regarding backup withholding and FATCA withholding, a non-U.S. holder generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our Common Stock unless:

●	the gain is effectively connected with such non-U.S. holder’s conduct of a U.S. trade or business (and, if an applicable income tax treaty so provides, such non-U.S. holder maintains a permanent establishment or fixed base in the United States to which such gain is attributable);

●	such non-U.S. holder is an individual who is present in the United States for an aggregate 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met; or

●	our Common Stock constitutes a United States real property interest, or USRPI, by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our U.S. and worldwide real property interests plus our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our Common Stock is regularly traded on an established securities market, your Common Stock will be treated as U.S. real property interests only if you actually (directly or indirectly) or constructively hold more than 5% of such regularly traded Common Stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our Common Stock.

A non-U.S. holder described in the first bullet above will be required to pay U.S. federal income tax on the gain derived from the sale (net of certain deductions and credits) under regular graduated U.S. federal income tax rates. In addition, a non-U.S. holder that is a corporation may be subject to the branch profits tax at a 30% rate on a portion of its effectively connected earnings and profits for the taxable year that are attributable to such gain, as adjusted for certain items. A lower rate may be specified by an applicable income tax treaty.

A non-U.S. holder described in the second bullet above will be subject to tax at 30% (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses of such non-U.S. holder for the taxable year, provided such non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Each non-U.S. holder should consult its own tax advisor regarding any applicable income tax or other treaties that may provide for different rules.

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Information Reporting and Backup Withholding

Generally, we or an applicable withholding agent must report annually to the IRS the amount of dividends paid to a non-U.S. holder, such non-U.S. holder’s name and address, and the amount of tax withheld, if any. A similar report is sent to such non-U.S. holder. Pursuant to any applicable income tax treaty or other agreement, the IRS may make such report available to the tax authority in such non-U.S. holder’s country of residence.

Dividends paid by us (or our paying agent) to a non-U.S. holder may also be subject to backup withholding at a current rate of 24%. Such information reporting and backup withholding requirements may be avoided, however, if such non-U.S. holder establishes an exemption by providing a properly executed, and applicable, IRS Form W-8, or otherwise establishes an exemption. Generally, such information reporting and backup withholding requirements will not apply to a non-U.S. holder where the transaction is effected outside the United States, through a non-U.S. office of a non-U.S. broker. Notwithstanding the foregoing, backup withholding and information reporting may apply, however, if the applicable withholding agent has actual knowledge, or reason to know, that such non-U.S. holder is a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act (FATCA)

Sections 1471 through 1474 of the Code and the Treasury regulations and administrative guidance issued thereunder (commonly referred to as FATCA) generally impose a 30% U.S. federal withholding tax on dividends on, and gross proceeds from the sale or other disposition of our Common Stock, if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), if such entity fails to comply with certain disclosure and reporting rules that, in general, require that (i) in the case of a foreign financial institution, the entity identify and provide information in respect of financial accounts with such entity held (directly or indirectly) by United States persons and United States-owned foreign entities, and (ii) in the case of a non-financial foreign entity, the entity identify and provide information in respect of substantial United States owners of such entity. The IRS has issued proposed regulations that, when finalized, will provide for the repeal of the 30% withholding tax that existing regulations released in January 2013 and subsequent guidance by the IRS would have applied to all payments of gross proceeds from the sale, exchange or other disposition of any stock occurring after December 31, 2018. In the preamble to the proposed regulations, the IRS provided that taxpayers may rely upon this repeal until the issuance of final regulations. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States with respect to these rules may be subject to different rules.

If withholding is required under FATCA on a payment related to our Common Stock, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction (provided that such benefit is available). Prospective investors should consult their tax advisors regarding the effect of FATCA in their particular circumstances.

Non-U.S. Holders are encouraged to consult with their tax advisors regarding the possible implications of FATCA on their investment in our Common Stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

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UNDERWRITING

In connection with this offering, we will enter into an underwriting agreement with Cathay Securities, Inc., as the Representative (“Cathay” or the “Representative”) of the underwriters named below. Each of the underwriter will purchase a specific number of shares of Common Stock. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specified number of shares of Common Stock, but is not responsible for the commitment of any other underwriter to purchase Common Stock. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of Common Stock set forth opposite its name below:

Underwriter	Number of Shares
Cathay Securities, Inc.
Total	~~2,700~~3,000,000

The underwriters have agreed to purchase all of the Shares offered by this prospectus (other than those covered by the over-allotment option described below), if any are purchased.

The Shares are expected to be ready for delivery on or about~~, 2023~~ [●] 2025 against payment in immediately available funds.

Over-Allotment Option

We have granted the underwriters an option, exercisable for 45 days from the date of the closing of the offering, to purchase up to an additional shares of Common Stock. The purchase price to be paid by the underwriters per additional share of Common Stock will be ~~$4.50~~the public offering price set forth on the cover page of this prospectus, less underwriting discounts ~~and commissions~~. The underwriters may exercise the option solely to cover over-allotments, if any, made in connection with this offering. If any additional Common Stocks are purchased pursuant to the over-allotment option, the underwriters will offer these Common Stocks on the same terms as those on which the other securities are being offered hereby.

Discount~~, Commissions~~ and Expenses

The underwriters are offering the Shares subject to various conditions and may reject all or part of any order. The Representative has advised us that the underwriters propose to offer the Shares to the public at the public offering price set forth on the cover page of this prospectus ~~and to dealers at a price less a concession not in excess of $[ ] per Share to brokers and dealers. After the Shares are released for sale to the public, the Representative may change the offering price, the concession, and other selling terms at various times.~~

. The following table provides information regarding the amount of the discounts ~~and commissions~~ to be paid to the underwriters by us before expenses. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to additional securities from us:

	Per Share	Total Without Exercise of Over-Allotment Option	Total With Full Exercise of Over-Allotment Option
Public offering price	$	$	$
Underwriting discounts ~~and commissions~~ payable by us(1)	$	$	$
Proceeds to us, before other expenses(2)	$	$	$

(1) We have agreed to pay the Representative an underwriting discount equal to seven percent (7%) of the gross proceeds of the offering.

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(2) We have also agreed to pay the Representative reasonable out-of-pocket expenses including but not limited to, (i) fees of legal counsel reasonably incurred by the underwriters in connection with the offering; (ii) all third party due diligence include the cost of any background checks; (iii) IPREO book-building and prospectus tracking software; (iv) reasonable roadshow expenses and necessary travel expenses; (v) preparation of bound volumes and Lucite cube mementos in such quantities as the underwriters including underwriter’s US and local counsel shall reasonably request, and (vi) background check consultant. We have paid an advance of US$30,000 to the Representative for its anticipated out-of-pocket expenses; any advance will be returned to us to the extent the Representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A). The total accountable expenses shall not exceed $80,000. ~~We estimate the total expenses payable by us for this offering will be approximately $[ ], which amount excludes underwriting discounts and commissions and the expense reimbursement described above.~~

In addition, we have agreed to pay a non-accountable expense allowance to the Representative equal to 1% of the gross proceeds received at the closing of the offering.

Underwriter Warrants

Upon completion of this offering, we have agreed to issue to Cathay or its designees warrants to purchase up to a total of seven percent (7%) of the shares of Common Stock sold by us pursuant to this prospectus (including any shares sold through the exercise of the over-allotment option). The Underwriter Warrants are exercisable at $[ ] per share, which equals to one hundred and twenty-five percent (125%) of the public offering price, commencing on a date which is one hundred and eighty (180) days from the closing of the offering and expiring on a date which is no more than five (5) years from the closing of the offering in compliance with FINRA Rule 5110. The warrants have been deemed compensation by FINRA and are therefore subject to a one hundred and eighty (180) day lock-up pursuant to Rule 5110 of FINRA. The underwriters (or their permitted assignees under the Rule) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will it engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days beginning on the date of commencement of sales of the public equity offering, except as permitted by FINRA Rule 5110(e)(2). The Underwriter Warrants are not redeemable by us. The Underwriter Warrants also provide for unlimited “piggyback” registration rights at our expense with respect to the underlying shares during the five-year period commencing from the effective date of the registration statement related to this offering.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments the underwriters may be required to make in respect thereof.

Lock-up Agreements

Our directors, executive officers, and 5% or more stockholders have agreed not to offer, sell, contract to sell, encumber, grant, lend, or otherwise dispose of any of our common stock or securities convertible into or exchangeable for, or that represent the right to receive, shares of common stock, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such shares or capital stock whether any such transaction described above is to be settled by delivery of shares or such other securities, in cash or otherwise, for a period of 180 days days following the date of this prospectus. This means that, subject to certain exceptions, for a period of 180 days days following the date of this prospectus, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of Cathay Securities, Inc.

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We have agreed, for a period of 180 days days following the date of the date of this prospectus, that we will not, without the prior written consent of the Representative, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company, except for the shares or options issued under the Company’s incentive plan; file or cause to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of our Company whether any such transaction described above is to be settled by delivery of shares or such other securities, in cash or otherwise. The lock-up is subject to certain exceptions, including (i) the issuance of shares of common stock or options to employees, consultants, officers or directors of our Company pursuant to any stock or option plan duly adopted for such purpose, approved by the Company’s stockholders and issued for bona fide services permissible under Form S-8, (ii) the issuance of the shares of common stock underlying Underwriter’s Warrants, (iii) the issuance of shares of common stock in conversion of existing debt and (iv) securities issued pursuant to certain acquisitions and strategic transactions.

Trading; Nasdaq Listing

We intend to list our Common Stock on Nasdaq under the symbol “NUTR~~”.~~.” There is no assurance that our listing application will be approved by Nasdaq. The approval of our listing on Nasdaq is a condition of closing this offering.

Price Stabilization, Short Positions and Penalty Bids

Rules of the SEC may limit the ability of the underwriters to bid for or purchase shares of common stock before the distribution of the shares of Common Stock is completed. However, the underwriters may engage in the following activities in accordance with the rules:

●	Stabilizing transactions — The representative may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares of common stock, so long as stabilizing bids do not exceed a specified maximum.

●	Over-allotments and syndicate covering transactions — The underwriters may sell more shares of common stock in connection with the offering than the number of shares of common stock that they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase shares of common stock in the offering described above. The underwriters may close out any covered short position either by exercising its over-allotment option or by purchasing shares of common stock in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of the shares of common stock available for purchase in the open market, as compared to the price at which they may purchase shares of common stock through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares of common stock that could adversely affect investors who purchase shares of common stock in the offering.

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●	Penalty bids — If the representative purchases shares of common stock in the open market in a stabilizing transaction or syndicate covering transaction, it may reclaim a selling concession from the underwriters and selling group members who sold those shares of common stock as part of the offering.

●	Passive market making — Market makers in the shares of common stock who are underwriters or prospective underwriters may make bids for or purchases of shares of common stock, subject to limitations, until the time, if ever, at which a stabilizing bid is made.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of the shares of common stock may have the effect of raising or maintaining the market price of the shares of common stock or preventing or mitigating a decline in the market price of the shares of common stock. As a result, the price of the shares of common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the shares of common stock if it discourages resales of the shares of common stock.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares of common stock. These transactions may occur on the Nasdaq Capital Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

Determination of Offering Price

The actual public offering price of the securities we are offering has been negotiated between us and the underwriters based on the trading of our shares of common stock prior to this offering, among other things. Other factors considered in determining the public offering price of the securities we are offering include our history and prospects, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the general conditions of the securities markets at the time of this offering and such other factors as were deemed relevant.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be delivered to potential investors by one or more of the underwriters participating in the offering. The underwriters may agree to allocate a number of shares of securities to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the Representative to underwriters and selling group members that may make internet distributions on the same basis as other allocations. The prospectus in electronic format will be identical to the paper version of such prospectus. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part.

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Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us and perform services for us or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

LEGAL MATTERS

The validity of the shares of Common Stock being offered by this prospectus will be passed upon for us by Fennemore Craig PC. Legal matters as to Indonesia law will be passed upon for us by ~~Mataram Partners.~~Yang & Co. Loeb & Loeb LLP is acting as U.S. securities counsel for the Company and may rely upon ~~Mataram Partners~~Yang & Co. with respect to matters governed by Indonesia law. VCL Law LLP is acting as U.S. securities counsel for the Underwriter.

EXPERTS

The financial statements of NusaTrip Incorporated as of December 31, ~~2023~~2024 and ~~2022~~2023 have been audited by Onestop Assurance PAC, an independent registered public accounting firm, as stated in their report thereon which report expresses an unqualified opinion and includes an explanatory paragraph relating to going concern uncertainty, and included in this prospectus and registration statement in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of Common Stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to our Company and the Common Stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

We file annual, quarterly and current reports, information statements and other information with the SEC. The SEC maintains a website that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. The address of the SEC website is www.sec.gov.

No dealer, salesperson, or other person has been authorized to give any information or to make any representation not contained in this prospectus, and, if given or made, such information and representation should not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the shares offered by this prospectus in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the facts set forth in this prospectus or in our affairs since the date hereof.

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~~FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023~~
~~Page~~
~~Financial Statements:~~
~~Carve-Out Combined and Consolidated Balance Sheets as of September 30, 2024 (unaudited) and December 31, 2023 (audited)~~	~~F-25~~
~~Carve-Out Combined and Consolidated Statements of Operations and Comprehensive Income for the three and nine months ended September 30, 2024 (unaudited) and September 30, 2023 (unaudited)~~	~~F-26~~
~~Consolidated Statements of Changes in Stockholders’ Deficit for the three and nine months ended September 30, 2024 (unaudited) and September 30, 2023 (unaudited)~~	~~F-27~~
~~Consolidated Statements of Cash Flows for the nine months ended September 30, 2024 (unaudited) and September 30, 2023 (unaudited)~~	~~F-28~~
~~Notes to Carve-Out Combined and Consolidated Financial Statements~~	F-~~29 to F-47~~1

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of NusaTrip Incorporated

Opinion on the Financial Statements

We have audited the accompanying carve-out combined and consolidated balance sheets of NusaTrip Incorporated and subsidiaries (collectively, the “Company”) as of December 31, ~~2023~~2024 and ~~2022~~2023, the related carve-out combined and consolidated statements of operations and comprehensive income, stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, ~~2023~~2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, ~~2023~~2024 and ~~2022~~2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, ~~2023~~2024, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company has suffered ~~negative operating cash flow~~net loss of $~~919,564~~787,096, working capital deficit of $~~5,639,886~~6,005,394 and shareholders’ deficit of $5,~~281,280~~828,060 as at December 31, ~~2023~~2024 that ~~raise~~cast substantial doubt about its ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Onestop Assurance PAC

We have served as the Company’s auditor since 2022.
PCAOB ID 6732
Singapore
March ~~26, 2024~~20, 2025

F-2

NUSATRIP INCORPORATED
CARVE-OUT COMBINED AND CONSOLIDATED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”))

	December 31, ~~2023~~2024	December 31, ~~2022~~2023
ASSETS
Current assets:
Cash and cash equivalents	$6,934,107~~575,447~~	$	~~1,764,527~~575,447
Restricted cash	~~95,100~~53,900		~~54,200~~95,100
Accounts receivable	208,411~~382,757~~		382,757~~534,954~~
Amount due from related parties	1,138,538~~667,968~~		667,968~~343~~
Inventories	77,492~~309,379~~		309,379~~825~~
Deposits, prepayments, and other receivables	~~1,080,662~~2,655,360		1,~~079,684~~080,662
Total current assets	~~3,111,313~~11,067,808		3,~~434,533~~111,313

Non-current assets:
Plant and equipment, net	88,596~~207,139~~		207,139~~266,295~~
Intangible assets	~~65,791~~38,507		~~89,808~~65,791
Right of use assets, net – operating leases	115,142~~243,733~~		243,733~~302,096~~
Deferred tax asset	57,688~~149,858~~		149,858~~—~~
Total non-current assets	299,933~~666,521~~		666,521~~658,199~~

TOTAL ASSETS	$11,367,741~~3,777,834~~		$3,777,834~~4,092,732~~

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$801,677~~243,575~~		$243,575~~989,313~~
Accrued liabilities and other payables	12,758,278~~4,149,700~~		4,149,700~~5,117,982~~
Contract liabilities	1,~~220,549~~032,363		1,~~635,749~~220,549
Amount due to shareholder	8,568		—
Amounts due to related parties	2,366,967~~3,015,459~~		3,015,459~~793,672~~
Lease liabilities – operating leases	105,349~~121,915~~		121,915~~98,943~~
Total current liabilities	~~8,751,198~~17,073,202		8,~~635,659~~751,198
~~Long-term~~Non-current liabilities:
Lease liabilities – operating leases	11,076~~122,156~~		122,156~~203,152~~
Other payables	111,523~~185,760~~		185,760~~232,100~~
Total non-current liabilities	122,599~~307,916~~		307,916~~435,252~~

TOTAL LIABILITIES	~~9,059,114~~17,195,801		9,~~070,911~~059,114

SHAREHOLDERS’ DEFICIT
Treasury stock	(8)		—
Series X Super Voting Preferred ~~stock,~~Stock, $0.0001 par value ~~US$0.0001, 10,000~~, 75,000 shares ~~authorized, no~~designated; 75,000 and 0 shares issued and outstanding as of December 31, 2024 and 2023, respectively	8		—
Common stock, par value US$0.0001, 200,000,000 shares authorized, 14,000,000 and 1,000 shares issued and outstanding	~~—~~1,400		—
Additional paid-in capital	2,092,469		2,~~383,603~~092,469
Accumulated other comprehensive income	239,599~~2,878~~		2,878~~72,344~~
Accumulated deficit	(~~5,513,293~~6,292,518)		(5,~~592,406~~513,293)
Total equity attributable to Nusatrip Incorporated	(3,~~417,946~~959,050)		(3,~~136,459~~417,946)
Non-controlling interest	(1,~~863,334~~869,010)		(1,~~841,720~~863,334)
TOTAL DEFICIT	(5,~~281,280~~828,060)		(~~4,978,179~~5,281,280)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$11,367,741~~3,777,834~~		$3,777,834~~4,092,732~~

See accompanying notes to carve-out combined and consolidated financial statements.

F-3

NUSATRIP INCORPORATED
CARVE-OUT COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)

(Currency expressed in United States Dollars (“US$”))

	Year Ended December 31, ~~2023~~	~~Year Ended December 31, 2022~~
	2024	2023
Revenues, net	$1,181,746~~2,307,661~~	$2,307,661~~1,404,222~~

Cost of revenue	(~~42,526~~17,769)	(~~1,341~~42,526)

Gross profit	1,163,977~~2,265,135~~	2,265,135~~1,402,881~~

Operating cost and expenses:
Sales and marketing expenses	(~~301,597~~166,289)	(~~291,892~~301,597)
General and administrative expenses	(~~2,028,971~~1,742,420)	(~~3,041,318~~2,028,971)
Total operating cost and expenses	(~~2,330,568~~1,908,709)	(~~3,333,210~~2,330,568)

~~Income (loss)~~Loss from operations	(~~65,433~~744,732)	(~~1,930,329~~65,433)

Other income (expense):
Interest income	2,504~~3,436~~	3,436~~2,418~~
Other income	~~77,514~~18,533	~~20,099~~218,143

~~Waiver of loan payable~~		~~140,629~~			~~1,097,870~~
~~Loss on disposal of fixed assets~~		~~—~~			~~(4,264~~	~~)~~
~~Bad debt written off~~		~~(22,527~~	~~)~~		~~(731~~	~~)~~
Interest expense		(~~841~~26)			~~—~~(841)
Other expenses		(67,406~~36,681~~	)		(~~23,859~~59,208)
Total other income~~,~~ (expense), net		(46,395~~161,530~~	)		161,530~~1,091,533~~

(Loss) Income ~~(loss)~~ before income taxes		~~96,097~~(791,127)			~~(838,796~~96,097	~~)~~

Income tax credit (expense)		~~(~~4,031~~16,185~~	~~)~~		(~~179,123~~16,185)

NET (LOSS) INCOME ~~(LOSS)~~	~~$~~	(787,096~~79,912~~	)	~~$~~	79,912~~(1,017,919~~	~~)~~
NET (LOSS) INCOME ~~(LOSS)~~ ATTRIBUTABLE TO NON-CONTROLLING INTEREST		~~799~~(7,871)			~~(254,480~~799	~~)~~

NET (LOSS) INCOME ~~(LOSS)~~ ATTRIBUTABLE TO NUSATRIP INCORPORATED		(779,225~~79,113~~	)		79,113~~(763,439~~	~~)~~

Other comprehensive income (loss):
Net (loss) income ~~(loss)~~	~~$~~	~~79,912~~(787,096)		~~$~~	~~(1,017,919~~79,912	~~)~~
Foreign currency translation adjustment		~~(101,000~~238,917	~~)~~		~~104,729~~(101,000)

COMPREHENSIVE LOSS	~~$~~	(~~21,088~~548,179)		~~$~~	(~~913,190~~21,088)

Net (loss) income attributable to non-controlling interest		~~799~~(7,871)			~~(254,480~~799	~~)~~
Foreign currency translation adjustment attributable to non-controlling interest		2,195~~(22,413~~	~~)~~		(22,413~~15,351~~	)
Comprehensive (loss) income attributable to Nusatrip Incorporated	~~$~~	~~526~~(542,503)		~~$~~	~~(674,061~~526	~~)~~

Net ~~income~~ (loss) earning per share:
~~–~~- Basic	~~$~~	(0.12~~79.11~~	)	~~$~~	79.11~~(763.44~~	~~)~~
~~–~~- Diluted	$	~~79.11~~(0.12)		$	~~(763.44~~79.11	~~)~~

Weighted average number of common stock outstanding
~~–~~- Basic		~~1,000~~6,601,514			1,000
~~–~~- Diluted		~~1,000~~6,601,514			1,000

See accompanying notes to carve-out combined and consolidated financial statements.

F-4

NUSATRIP INCORPORATED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Year ~~ended~~Ended December 31, ~~2023~~2024
	Common stock		Treasury Stock		Preferred Stock		Additional	Accumulated other		Non-	Total
	Number		Number		Number		paid in	comprehensive	Accumulated	controlling	shareholders’
	~~Number~~of shares	Amount	of shares	Amount	of shares	Amount	~~Additional paid-in~~ capital	~~Accumulated other comprehensive~~(loss) income	~~Accumulated~~deficits	~~Non- controlling~~interests	~~Total equity~~deficit
Balance as of January 1, 2024	1,000	-	-	-	-	-	2,092,469	2,878	(5,513,293)	(1,863,334)	(5,281,280)

Shares issued during the year	13,999,000	1,400	(75,000)	(8)	75,000	8	-	-	-	-	1,400
Foreign currency translation adjustment	-	-	-	-	-	-	-	236,721	-	2,195	238,916
Net loss for the year	-	-	-	-	-	-	-	-	(779,225)	(7,871)	(787,096)

Balance as of December 31, 2024	14,000,000	1,400	(75,000)	(8)	75,000	8	2,092,469	239,599	(6,292,518)	(1,869,010)	(5,828,060)

	Year ended December 31, 2023
	Common stock			Accumulated
	Number of shares	Amount	Additional paid-in capital	other comprehensive (loss) income	Accumulated deficits	Non- controlling interests	Total equity
Balance as of January 1, 2023	1,000	$—	$2,383,603	$72,344	$(5,592,406)	$(1,841,720)	$(4,978,179)
Group restructuring	—	—	(291,134)	—	—	—	(291,134)
Net income for the year	—	—	—	—	79,113	799	79,912
Foreign currency translation adjustment	—	—	—	(69,466)	—	(22,413)	(91,879)
Balance as of December 31, 2023	1,000	$—	$2,092,469	$2,878	$(5,513,293)	$(1,863,334)	$(5,281,280)

~~Year ended December 31, 2022~~
~~Common stock~~
	~~Number of shares~~	~~Amount~~		~~Additional paid-in capital~~		~~Accumulated other comprehensive (loss) income~~			~~Accumulated deficits~~			~~Non- controlling interests~~			~~Total equity~~
~~Balance as of January 1, 2022~~	~~1,000~~	~~$~~	~~—~~	~~$~~	~~2,383,603~~	~~$~~	~~(20,105~~	~~)~~	~~$~~	~~(4,828,967~~	~~)~~	~~$~~	~~(1,602,591~~	~~)~~	~~$~~	~~(4,068,060~~	~~)~~
~~Net loss for the period~~	~~—~~		~~—~~		~~—~~		~~—~~			~~(763,439~~	~~)~~		~~(254,480~~	~~)~~		~~(1,017,919~~	~~)~~
~~Foreign currency translation adjustment~~	~~—~~		~~—~~		~~—~~		~~92,449~~			~~—~~			~~15,351~~			~~107,800~~
~~Balance as of December 31, 2022~~	~~1,000~~	~~$~~	~~—~~	~~$~~	~~2,383,603~~	~~$~~	~~72,344~~		~~$~~	~~(5,592,406~~	~~)~~	~~$~~	~~(1,841,720~~	~~)~~	~~$~~	~~(4,978,179~~	~~)~~

See accompanying notes to carve-out combined and consolidated financial statements.

F-5

NUSATRIP INCORPORATED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Currency expressed in United States Dollars (“US$”))

	Year Ended December 31, ~~2023~~			~~Year Ended December 31, 2022~~
	2024			2023
	(US$)			(US$)
Cash flows from operating activities:
Net (loss) income ~~(loss)~~	$	~~79,912~~(787,096)		$79,912~~(1,017,919 )~~
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities
Depreciation		80,443~~88,706~~		88,706~~40,374~~
Amortization		~~25,812~~24,638		~~43,831~~25,812
Inventory written off		55,112		—
Bad debt written off		~~22,527~~100,302		~~731~~22,527
~~Waiver of loan payable~~Fixed asset written-off		67,406~~(140,628~~	~~)~~	~~(1,097,870~~— ~~)~~
Deferred tax assets		92,170~~(149,858~~	~~)~~	(149,858~~170,326~~ )
Waiver of loan payable		—		(140,628)

Change in operating assets and liabilities:
Accounts receivable		~~(537,955~~58,159	~~)~~	(~~444,685~~537,955)
Inventories		163,935~~(308,554~~	~~)~~	(308,554~~16,239~~ )
Deposits, prepayments, and other receivables including related parties		(~~978~~2,117,842)		(~~178,659~~978)
Accounts payable		568,211~~998,756~~		998,756~~1,451,516~~
Contract liabilities		~~(152,025~~444,289	~~)~~	(~~239,163~~152,025)
Right of use assets		~~105,730~~128,591		~~14,278~~105,730
~~Accrued~~Operating lease liabilities ~~and other payable~~		(~~951,009~~127,646)		~~2,126,718~~—
~~Net cash (used in) provided by operating activities~~Accrued liabilities and other payable including related parties		~~(919,564~~7,619,082	~~)~~	~~885,717~~(951,009)
Net cash provided by (used in) operating activities		6,369,754		(919,564)
~~Cash flows from investing activity:~~
Cash flows from investing activity~~Purchase of plant and equipment~~		~~(29,550~~	~~)~~	~~(226,740 )~~
Purchase of plant and equipment		(29,959)		(29,550)
Net cash used in investing activity		(29,~~550~~959)		(~~226,740~~29,550)

Effect on exchange rate change on cash, cash equivalents		(~~199,066~~22,335)		~~91,562~~(199,066)

Net change in cash~~,~~ and cash equivalent		6,317,460~~(1,148,180~~	~~)~~	(1,148,180~~750,539~~ )

Cash and cash equivalent at beginning of ~~period/~~year		670,547~~1,818,727~~		1,~~068,188~~818,727

Cash and cash equivalent at end of ~~period/~~year		$6,988,007~~670,547~~		$670,547~~1,818,727~~

Reconciliation to amounts on balance sheets:
Cash	$	~~575,447~~6,934,107		$575,447~~1,764,527~~
Restricted cash		~~95,100~~53,900		~~54,200~~95,100

Total cash and restricted cash		$6,988,007~~670,547~~		$ ~~1,818,727~~670,547

SUPPLEMENTAL CASH FLOW INFORMATION:
Non-cash issuance of common stock by offsetting amount due to holding company		$1,400		$—
Cash paid for income taxes		$—		$—
Cash paid for interest	$	(~~841~~26)		$(841~~—~~ )

See accompanying notes to carve-out combined and consolidated financial statements.

F-6

NUSATRIP INCORPORATED
NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, ~~2023~~2024 AND ~~2022~~2023
(Currency expressed in United States Dollars (“US$”))

NOTE 1 — BUSINESS OVERVIEW AND BASIS OF PRESENTATION

Nusatrip Incorporated (“NusaTrip”) is incorporated under the laws of Nevada on May 22, 2023, which has no substantive operations other than holding all of the outstanding equity of its operating subsidiaries as described below. Nusatrip and its subsidiaries (collectively referred to as the “Company”) are mainly engaged in the provision of online ticketing and reservation services.

The Company is an Online Travel Agency (“OTA”) in Indonesia and across Indonesia, Singapore, Vietnam, the Philippines and Thailand (“SEA”). As an OTA, the Company, is an intermediary between travelers and various travel service providers such as airlines and hotels. The Company offers a one-stop platform where travelers can search, compare, and book flights, hotels, car rentals, and other travel-related services. The Company earns revenue through commissions, service fees, and advertising partnerships. The Company negotiates agreements with airlines, hotels, and other travel suppliers to access their inventory and offer competitive prices to customers.

The accompanying carve-out combined and consolidated financial statements reflect the activities of the Company and each of the entities, as contemplated after the Reorganization, as described below:

Name	Place and date of incorporation	Principal activities	Particulars of registered/paid up share capital	Effective interest held
PT Tunas Sukses Mandiri (“PTTSM”)	Indonesia February 8, 2010	Online ticketing and reservation	IDR 26,000,000	99%
Nusatrip Malaysia Sdn Bhd (“NMSB”)	Malaysia March 1, 2017	Online ticketing and reservation	MYR 52,000	99%
Nusatrip Singapore Pte Ltd (“NSPL”)	Singapore December 6, 2016	Online ticketing and reservation	SGD 212,206	99%
Nusatrip International Pte Ltd (“NIPL”)	Singapore January 9, 2015	Online ticketing and reservation	SGD 905,~~006.51~~007	99%
Mekong Leisure Travel Company Limited (“MLTCL”)	Vietnam October 6, 2011	Online ticketing, reservation and system	VND 875,460,000	99%
Vietnam International Travel and Service Joint Stock Company (“VITS”)	Vietnam November 16, 2012	Ticketing	VND 1,900,000,000	99%

Reorganization

The Reorganization transactions are completed as of the date these carve-out combined and consolidated financial statements were available to be issued:

The Company’s ultimate holding company is Society Pass Incorporated (“SOPA”), which is incorporated in State of Nevada on June 22, 2018 and is currently listed on the Nasdaq Exchange under a ticker of SOPA.

On August 15, 2022, SOPA acquired 75% of the outstanding capital stock of Nusatrip International Pte Ltd. (“NIPL”) and also purchased all of the outstanding capital stock of PT Tunas Sukses Mandiri (“PTTSM”), a company existing under the law of the Republic of Indonesia, and both engaged in online ticketing and reservation services.

On February 23, 2023, SOPA acquired additional issued capital in Nusatrip International Pte Ltd of 2,225,735 number of ordinary stock and increased its shareholding from 75% to 99%, and to the subsidiaries within the group. At the same time, Nusatrip International Pte Ltd acquired 99.96% of the issue share capital of PT Tunas Sukses Mandiri from SOPA.

On April 1, 2023, Nusatrip International Pte. Ltd. acquired 100% of the outstanding capital stock of Mekong Leisure Travel Company Limited (changed business nature from Join Stock Company), a Vietnam travel agency.

On May 22, 2023, SOPA incorporated a new subsidiary Nusatrip Inc in Nevada, United States of America and owing 100% of capital stock.

On July 1, 2023, Mekong Leisure Travel Company Limited acquired 100% of the outstanding capital stock of Vietnam International Travel and Service Joint Stock Company, a Vietnam travel agency.

On November 15, 2023, SOPA restructured the group of entities by transferring the Nusatrip International Pte Ltd and its subsidiaries to Nusatrip Inc to form a group for the travel agency business.

F-7

NUSATRIP INCORPORATED
NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, ~~2023~~2024 AND ~~2022~~2023
(Currency expressed in United States Dollars (“US$”))

NOTE 1 — BUSINESS OVERVIEW AND BASIS OF PRESENTATION (cont.)

Upon the completion of the Reorganization on May 22, 2023, these entities, through the Company, are under common control by the same beneficiary party, SOPA. Accordingly, the combination has been treated as entities under common control and thus the current capital structure has been retroactively presented in prior periods, from January 1, 2021, as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control.

Immediately before and as contemplated by the Reorganization, the Company is legally formed and ultimately controlled by SOPA. As such, the accompanying carve-out combined and consolidated financial statements include the assets, liabilities, revenue, expenses and cash flows that are directly attributable to the travel agency business before the Reorganization. The carve-out combined and consolidated financial statements are presented as if the Company had been in existence and the ~~Reorganization~~reorganization had been in effect during the years ended December 31, 2021, 2022, 2023 and ~~2023~~2024.

The excess or deficit arise from elimination between capital stock of subsidiaries and investment cost of holding companies arise from group restructuring exercise are charged to additional paid in capital and other equity is consolidated in effect during the years ended December 31, ~~2023~~2024 and ~~2022~~2023.

The assets and liabilities have been stated at historical carrying amounts. Only those assets and liabilities that are specifically identifiable to the travel agency business are included in the Company’s combined and consolidated carve-out financial statements.

All revenues, cost of revenues and operating expenses attributable to travel agency business are reflected in accompanying carve-out combined and consolidated financial statements.

Income tax liability is calculated based on a separate return basis as if SOPA had filed separate tax returns before the completion of the Reorganization. Immediately following the Reorganization, the Company began to file separate tax returns and report the income tax based on the actual tax return of each legal entity under its respective tax regime.

The consolidation of Nusatrip Inc and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period, January 1, 2021, presented in the accompanying carve-out combined and consolidated financial statements.

NOTE 2 — GOING CONCERN AND LIQUIDITY

The accompanying carve-out combined and consolidated financial statements have been prepared using the going concern basis of accounting, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of December 31, 2024~~2023~~, the Company has suffered ~~negative operating cash flow~~from net loss of $~~919,564~~787,096, working capital deficit of $~~5,639,886~~6,005,394 and shareholders’ deficit of $5,~~281,280 as at December 31, 2023~~828,060. These factors raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the date of issuance of this financial statement, without additional debt or equity financing. ~~The continuation of the Company as a going concern is dependent upon the continued financial support from its holding company.~~ Management believes the Company is currently pursuing growth strategy and additional financing ~~for~~from external investment funding and its operations through engaging with more vendors and customers to maximise the sales volume and margin. However, there is no assurance that the Company will be successful in securing sufficient funds to sustain the operations.

These carve-out combined and consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and liabilities that may result in the Company not being able to continue as a going concern.

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying carve-out combined and consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying carve-out combined and consolidated financial statements and notes.

● Basis of Presentation

These accompanying care-out combined and consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

~~These accompanying carve-out combined and consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).~~

F-8

NUSATRIP INCORPORATED
NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, ~~2023~~2024 AND ~~2022~~2023
(Currency expressed in United States Dollars (“US$”))

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

● Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

● Use of Estimates and Assumptions

In preparing these carve-out combined and consolidated financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheet and revenues and expenses during the years reported. Actual results may differ from these estimates. If actual results significantly differ from the Company’s estimates, the Company’s financial condition and results of operations could be materially impacted. Significant estimates in the period include the allowance for doubtful accounts on accounts receivable, the incremental borrowing rate used to calculate right of use assets and lease liabilities, useful lives of intangible assets, impairment of long-lived assets, revenue recognition, and deferred tax assets and the related valuation allowance.

● Basis of Consolidation

The carve-out and combined consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

● Noncontrolling Interest

The Company accounts for noncontrolling interests in accordance with ASC Topic 810, which requires the Company to present noncontrolling interests as a separate component of total shareholders’ equity on the consolidated balance sheets and the consolidated net loss attributable to its noncontrolling interest be clearly identified and presented on the face of the consolidated statements of operations and comprehensive loss.

● Segment Reporting

ASC Topic 280, Segment Reporting (“Topic 280”) establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organization structure as well as information about geographical areas, business segments and major customers in consolidated financial statements. The Company currently operates in five reportable operating segments: (i) Ticketing, (ii) Online advertisement, (iii) Hotel reservation, (iv) Hotel technology platform software, and (v) Ancillary. All operating segments are aggregated into single reporting segment in profit or loss and total assets, as reviewed and determined by Chief Operating Decision Maker, or CODM that having similar economic characteristics by quantitative and qualitative aggregation criteria. All the operating segments by products are generated by same operating resources which are not separated in each consolidated company or in group.

● Cash and Cash Equivalent

Cash and cash equivalents are carried at cost and represent cash on hand, demand deposits placed with banks or other financial institutions and all highly liquid investments with an original maturity of three months or less as of the purchase date of such investments.

F-9

NUSATRIP INCORPORATED
NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, ~~2023~~2024 AND ~~2022~~2023
(Currency expressed in United States Dollars (“US$”))

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

● Restricted cash

Restricted cash refers to cash that is held by the Company for specific reasons and is, therefore, not available for immediate ordinary business use. The restricted cash represented fixed deposit maintained in bank accounts that are pledged.

~~NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)~~

~~● Restricted cash~~

~~Restricted cash refers to cash that is held by the Company for specific reasons and is, therefore, not available for immediate ordinary business use. The restricted cash represented fixed deposit maintained in bank accounts that are pledged.~~ As of December 31, ~~2023~~2024 and ~~2022~~2023, the restricted cash amounted to $53,900 and $95,100 ~~and $54,200~~, respectively.

● Accounts Receivable

Accounts receivables are recorded at the amounts that are invoiced to customers, do not bear interest, and are due within contractual payment terms, generally 30 to 90-days from completion of service or the delivery of a product. Credit is extended based on an evaluation of a customer’s financial condition, the customer’s creditworthiness and their payment history. Accounts receivable outstanding longer than the contractual payment terms are considered past due.

Past due balances over 90 days and over a specified amount are reviewed individually for collectability. Quarterly, the Company specifically evaluates individual customer’s financial condition, credit history, and the current economic conditions to monitor the progress of the collection of accounts receivables. The Company records bad debt expense and records an allowance for doubtful accounts for any estimated losses resulting from the inability of its customers to make required payments. For receivables that are past due or not being paid according to payment terms, appropriate actions are taken to pursue all means of collection, including seeking legal resolution in a court of law. Account balances are charged off against the allowance for doubtful accounts after all means of collection have been exhausted and the potential for recovery is considered remote. Currently, the Company performs ongoing credit evaluation of its customers and generally does not require collateral. The Company makes estimates of expected credit losses for the allowance for doubtful accounts based upon its assessment of various factors, including (i) historical experience, (ii) the age of the accounts receivable balances, (iii) credit quality of its customers, (iv) current economic conditions, (v) reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. Expected credit losses are estimated on a pool basis when similar risk characteristics exist using an age-based reserve model. Receivables that do not share risk characteristics are evaluated on an individual basis. Estimates of expected credit losses on trade receivables are recorded at inception and adjusted over the contractual life.

The Company did not recognize any allowance for doubtful accounts and credit losses at December 31, ~~2023~~2024 and ~~2022~~2023.

● Inventories

Inventories are stated at the lower of cost or net realizable value, cost being determined on a first-in-first-out method. Costs is air ticket which is purchased from the Company’s suppliers as trading goods. The inventories are generally hold for 0 to 180 days. The Company provides inventory allowances based on excess and obsolete inventories determined principally by ~~expiry date.~~customer demand. During the ~~year~~years ended December 31, ~~2023~~2024 and ~~2022~~2023, the Company did not record any allowance for obsolete inventories but a direct write off of $55,112 and $0, and the inventories were amounted to $77,492 and $309,379 ~~and $825~~ at December 31, 2024 and 2023 ~~and 2022~~, respectively.

● Prepaid Expenses

Prepaid expenses represent payments made in advance for products or services to be received in the future and are amortized to expense on a ratable basis over the future period to be benefitted by that expense. Since the Company has prepaid expenses categorized as both current and non-current assets, the benefits associated with the products or services are considered current assets if they are expected to be used during the next twelve months and are considered non-current assets if they are expected to be used over a period greater than one year.

F-10

NUSATRIP INCORPORATED
NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 AND 2023
(Currency expressed in United States Dollars (“US$”))

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

● Plant and Equipment

Plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational:

Expected useful lives
Computer equipment	3 years
Office equipment	5 years
Renovation	5 years

Expenditures for repairs and maintenance are expensed as incurred. When assets have been retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

● Intangible Assets

Intangible assets are definite-lived intangible assets, amortization is recorded using the straight-line method, which materially approximates the pattern of the assets’ use. The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of intangible assets may warrant revision or that the remaining balance may not be recoverable. These factors may include a significant deterioration of operating results, changes in business plans, or changes in anticipated cash flows.

Amortisation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational:

Expected useful lives
Licensing	4 years
Softwares	8 years

When factors indicate that a definite-lived intangible asset should be evaluated for possible impairment, the Company reviews intangible assets to assess recoverability from future operations using undiscounted cash flows. If future undiscounted cash flows are less than the carrying value, an impairment is recognized in earnings to the extent that the carrying value exceeds fair value.

● Impairment of Long-lived Assets

In accordance with the provisions of ASC Topic 360, “Impairment or Disposal of Long-Lived Assets”, all long-lived assets such as plant and equipment held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. There has been no impairment charge for the year/periods presented.

F-11

NUSATRIP INCORPORATED
NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, ~~2023~~2024 AND ~~2022~~2023
(Currency expressed in United States Dollars (“US$”))

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

● Revenue Recognition

1. Identify the contract(s) with a customer;

2. Identify the performance obligations in the contract;

3. Determine the transaction price;

4. Allocate the transaction price to the performance obligations in the contract; and

5. Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company is a leading Jakarta-based Online Travel Agency (“OTA”) in Indonesia and across SEA. The NusaTrip acquisition extended the Company’s business reach into SEA regional travel industry and marked the Company’s first foray into Indonesia. Established in 2013 as the first Indonesian OTA accredited by the International Air Transport Association, NusaTrip pioneered offering a comprehensive range of airlines and hotels to Indonesian corporate and retail customers. With its first mover advantage, NusaTrip has onboarded over 1.2 million registered users, over 500 airlines and over 200,000 hotels around the world as well as connected with over 80 million unique visitors.

The Company’s revenues are substantially reported on a net basis as the travel supplier is primarily responsible for providing the underlying travel services and the Company does not control the service provided by the travel supplier to the traveler. Revenue from air ticketing services, air ticket commission, hotel reservation, train ticket, car rental, ancillary revenue including insurance commissions and refund margin are substantially recognized at a point of time when the performance obligations that are satisfied. These revenues cover B2B and B2C sales channel segments.

The Company has a software subscription revenue generated from hotels in Vietnam, and online advertising revenue, reported on a gross basis, providing a hotel booking management platform for hotel management purposes, and brand advertisement purposes. These revenues are recognized ratably over the time or upon relevant performance obligations being fulfilled.

Ticketing services

The Company receives the spread margin from B2B and B2C customers and commissions from travel suppliers for ticketing reservations through the Company’s transaction and service platform under various services agreements. Spread margin and commissions from ticketing reservations rendered are recognized when tickets are issued as this is when the Company’s performance obligation is satisfied. The Company is not entitled to a spread margin and commission fee for the tickets canceled by the end users. Losses incurred from cancelations are immaterial due to a historical low cancelation rate and minimal administrative costs incurred in processing cancelations. The Company occasionally purchases tickets in advance from travel suppliers to reserve inventory for peak travel periods. These advance-purchased tickets are recorded in inventory until sold. However, the Company does not control these tickets in a manner that would suggest principal status. Instead, the Company acts as an intermediary or agent, facilitating the sale between the travel suppliers and end customers. Revenue from these transactions is presented on a net basis in the income statement, as the Company does not have primary responsibility for fulfilling the ticketing service, does not have discretion in establishing the prices charged to end customers, and does not bear significant inventory risk.

Online advertising services

The Company receives advertising revenues, which principally represent the sale of banners or sponsorship to customers on the website and mobile. These services are provided continuously over a fixed term as per the customer agreements. Revenue from online advertising services is recognized over time, throughout the duration of the agreement. This method of revenue recognition accurately reflects the ongoing provision of services and the continuous benefit received by the customer as the advertisements are displayed over the agreed period.

Hotel reservation services

The Company receives the spread margin from B2B and B2C customers and commissions from travel suppliers for hotel room reservations through the Company’s transaction and service platform. Commissions from hotel reservation services rendered are recognized when the reservation becomes non-cancelable (when the cancelation period provided by the reservation expires) which is the point at which the Company has fulfilled its performance obligation (successfully booking a reservation, which includes certain post-booking services during the cancelation period). Contracts with certain travel suppliers contain incentive commissions typically subject to achieving specific performance targets. The incentive commissions are considered as variable consideration and are estimated and recognized to the extent that the Company is entitled to such incentive commissions. The Company generally receives incentive commissions from monthly arrangements with hotels based on the number of hotel room reservations where end users have completed their stay. The Company presents revenues from such transactions on a net basis in the statements of income and comprehensive income as the Company, generally, does not control the service provided by the travel supplier to the traveler and does not assume inventory risk for canceled hotel reservations.

F-12

NUSATRIP INCORPORATED
NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, ~~2023~~2024 AND ~~2022~~2023
(Currency expressed in United States Dollars (“US$”))

~~NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)~~

~~Hotel technology platform software services~~

~~The Company receives subscription fee from travel suppliers for hotel room reservation and marketing system through the Company’s reservation and marketing platform.~~

~~Subscription fee from hotel technology platform software services rendered are recognized ratably over the fixed term of the agreement as services are provided throughout the contract period, where the performance obligations being fulfilled through the usage of our hotel technology platform software services.~~

~~The Company presents revenues from such transactions on a gross basis in the statements of income and comprehensive income as the Company, generally, control the service provided by the travel supplier to the traveler.~~

~~Ancillary services~~

~~Ancillary revenues comprise primarily of the insurance commission and refund margin.~~

~~Insurance commission revenue received from B2B and B2C customers for the sale of travel insurance through the Company’s transaction and service platform. Commission from travel insurance is recognized when the order is confirmed and paid which is the point at which the Company fulfilled its performance obligation. Refund margin revenue received from B2B and B2C customers for the spread arise from reservations cancellation fee between customers and travel suppliers. This is recognized upon the confirmation of refund amount by both customers and travel suppliers which is the point at which the Company fulfilled its performance obligation.~~

~~Principal vs Agent Considerations~~

~~In accordance with ASC Topic 606, Revenue Recognition: Principal Agent Considerations, the Company evaluates the terms in the agreements with its customers and vendors to determine whether or not the Company acts as the principal or as an agent in the arrangement with each party respectively. The determination of whether to record the revenue on a gross or net basis depends upon whether the Company has control over the goods prior to transferring it. This evaluation determined that the Company is not in control of establishing the transaction price, not managing all aspects of the terms, even though taking the risk of campaign results and default payment. Based on the Company’s evaluation of the control model, it determined that all the Company’s major businesses act as the agent rather than the principal within their revenue arrangements and such revenues are reported on a net basis.~~

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Hotel technology platform software services

The Company receives subscription fee from travel suppliers for hotel room reservation and marketing system through the Company’s reservation and marketing platform.

Subscription fee from hotel technology platform software services rendered are recognized ratably over the fixed term of the agreement as services are provided throughout the contract period, where the performance obligations being fulfilled through the usage of our hotel technology platform software services.

The Company presents revenues from such transactions on a gross basis in the statements of income and comprehensive income as the Company, generally, control the service provided by the travel supplier to the traveler.

Ancillary services

Ancillary revenues comprise primarily of the insurance commission and refund margin.

Insurance commission revenue received from B2B and B2C customers for the sale of travel insurance through the Company’s transaction and service platform. Commission from travel insurance is recognized when the order is confirmed and paid which is the point at which the Company fulfilled its performance obligation. Refund margin revenue received from B2B and B2C customers for the spread arise from reservations cancellation fee between customers and travel suppliers. This is recognized upon the confirmation of refund amount by both customers and travel suppliers which is the point at which the Company fulfilled its performance obligation.

Principal vs Agent Considerations

In accordance with ASC Topic 606, Revenue Recognition: Principal Agent Considerations, the Company evaluates the terms in the agreements with its customers and vendors to determine whether or not the Company acts as the principal or as an agent in the arrangement with each party respectively. The determination of whether to record the revenue on a gross or net basis depends upon whether the Company has control over the goods prior to transferring it. This evaluation determined that the Company is not in control of establishing the transaction price, not managing all aspects of the terms, even though taking the risk of campaign results and default payment. Based on the Company’s evaluation of the control model, it determined that all the Company’s major businesses act as the agent rather than the principal within their revenue arrangements and such revenues are reported on a net basis.

~~The Company has disaggregated its revenue from contracts with customers, by type of product and service, as follows:~~

~~Years ended~~
~~Type of product and service~~	~~Timing of revenue recognition~~	~~December 31, 2023~~		~~December 31, 2022~~
~~Ticketing~~	~~Point of time~~	~~$~~	~~1,337,808~~	~~$~~	~~1,141,627~~
~~Online advertisement~~	~~Over the time~~		~~639,947~~		~~—~~
~~Hotel reservation~~	~~Point of time~~		~~180,220~~		~~67,426~~
~~Hotel technology platform software~~	~~Over the time~~		~~10,493~~		~~135,699~~
~~Ancillary~~	~~Point of time~~		~~139,921~~		~~59,470~~
		~~$~~	~~2,307,661~~	~~$~~	~~1,404,222~~

● Cost of Revenue

Cost of revenues consists primarily of payroll compensation of platform information technology personnel, platform hosting and platform software payments to suppliers, and related expenses incurred by the Company which are directly attributable to the Company’s hotel technology platform software services. No cost of revenue of online advertising revenue was recorded as online advertisement is shown on our ready/ongoing website and mobile Apps that is not subject to significant direct cost but general IT maintenance cost which record in General and Administrative Expenses.

● Contract ~~Liabilities~~liabilities

In accordance with ASC Topic 606, a contract liability represents the Company’s obligation to transfer goods or services to a customer when the customer prepays for a good or service or when the customer’s consideration is due for goods and services that the Company will yet provide whichever happens earlier.

Contract liabilities represent amounts collected from, or invoiced to, customers in excess of revenues recognized, primarily from the billing of annual subscription agreements. The value of contract liabilities will increase or decrease based on the timing of invoices and recognition of revenue. The Company’s contract liability balance was $1,~~220,549~~032,363 and $1,~~635,749~~220,549, as of December 31, ~~2023~~2024 and ~~2022~~2023, respectively.

F-13

NUSATRIP INCORPORATED
NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, ~~2023~~2024 AND ~~2022~~2023
(Currency expressed in United States Dollars (“US$”))

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

● Sales and Marketing

Sales and marketing expenses include payroll, employee benefits and other headcount-related expenses associated with sales and marketing personnel, and the costs of advertising, promotions, seminars, and other programs. Advertising costs are expensed as incurred. Advertising expenses were $166,289 and $301,597 ~~and $291,892~~ for the years ended December 31, ~~2023~~2024 and ~~2022~~2023, respectively.

~~● Income Tax~~

~~The Company adopted the ASC Topic 740 “Income Tax” provisions of paragraph 740-10-25-13, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the unaudited condensed consolidated financial statements. Under paragraph 740-10-25-13, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the unaudited condensed consolidated financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent (50%) likelihood of being realized upon ultimate settlement. Paragraph 740-10-25-13 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of paragraph 740-10-25-13.~~

~~The estimated future tax effects of temporary differences between the tax basis of assets and liabilities are reported in the accompanying balance sheets, as well as tax credit carry-backs and carry-forwards. The Company periodically reviews the recoverability of deferred tax assets recorded on its balance sheets and provides valuation allowances as management deems necessary.~~

~~In addition to U.S. income taxes, the Company and its wholly-owned foreign subsidiaries, is subject to income taxes in the jurisdictions in which it operates. Significant judgment is required in determining the provision for income tax, there may be transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on the Company’s current understanding of the tax law. Where the final tax outcome of these matters is different from the carrying amounts, such differences will impact the current and deferred tax provisions in the period in which such determination is made.~~

~~● Foreign Currencies Translation and Transactions~~

~~The reporting currency of the Company is the United States Dollar (“US$”) and the accompanying consolidated unaudited condensed financial statements have been expressed in US$. The Company’s subsidiaries operating in Singapore maintain its books and record in US$. In addition, the Company’s subsidiaries are operating in the Republic of Vietnam, Malaysia and Indonesia and maintains its books and record in its local currency, Vietnam Dong (“VND”), Malaysian Ringgit (“MYR”) and Indonesian Rupiah (“IDR”), respectively, which are the functional currencies in which the subsidiary’s operations are conducted. In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$s, in accordance with ASC Topic 830, “Translation of Financial Statement” (“ASC 830”) using the applicable exchange rates on the balance sheet date. Shareholders’ equity is translated using historical rates. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from the translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income (loss) within the unaudited condensed statements of changes in shareholder’s equity.~~

● Income Tax

The Company adopted the ASC Topic 740 “Income Tax” provisions of paragraph 740-10-25-13, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the unaudited condensed consolidated financial statements. Under paragraph 740-10-25-13, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the unaudited condensed consolidated financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent (50%) likelihood of being realized upon ultimate settlement. Paragraph 740-10-25-13 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of paragraph 740-10-25-13.

The estimated future tax effects of temporary differences between the tax basis of assets and liabilities are reported in the accompanying balance sheets, as well as tax credit carry-backs and carry-forwards. The Company periodically reviews the recoverability of deferred tax assets recorded on its balance sheets and provides valuation allowances as management deems necessary.

In addition to U.S. income taxes, the Company and its wholly-owned foreign subsidiaries, is subject to income taxes in the jurisdictions in which it operates. Significant judgment is required in determining the provision for income tax, there may be transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on the Company’s current understanding of the tax law. Where the final tax outcome of these matters is different from the carrying amounts, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

● Foreign Currencies Translation and Transactions

The reporting currency of the Company is the United States Dollar (“US$”) and the accompanying consolidated unaudited condensed financial statements have been expressed in US$. The Company’s subsidiaries operating in Singapore maintain its books and record in US$. In addition, the Company’s subsidiaries are operating in the Republic of Vietnam, Malaysia and Indonesia and maintains its books and record in its local currency, Vietnam Dong (“VND”), Malaysian Ringgit (“MYR”) and Indonesian Rupiah (“IDR”), respectively, which are the functional currencies in which the subsidiary’s operations are conducted. In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$s, in accordance with ASC Topic 830, “Translation of Financial Statement” (“ASC 830”) using the applicable exchange rates on the balance sheet date. Shareholders’ equity is translated using historical rates. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from the translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income (loss) within the unaudited condensed statements of changes in shareholder’s equity.

F-14

NUSATRIP INCORPORATED
NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, ~~2023~~2024 AND ~~2022~~2023
(Currency expressed in United States Dollars (“US$”))

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Translation of amounts from VND into US$ has been made at the following exchange rates for the ~~year~~years ended December 31, ~~2023~~2024 and ~~2022~~2023:

	December 31, ~~2023~~2024	December 31, ~~2022~~2023
Year-end VND:US$ exchange rate	$0.~~000041~~000039	$0.~~000042~~000041
Annual average VND:US$ exchange rate	$0.~~000042~~000040	$0.~~000043~~000042

Translation of amounts from IDR into US$ has been made at the following exchange rates for the years ended December 31, ~~2023~~2024 and ~~2022~~2023:

	December 31, ~~2023~~2024	December 31, ~~2022~~2023
Year-end IDR:US$ exchange rate	$0.~~000065~~000062	$0.~~000064~~000065
Annual average IDR:US$ exchange rate	$0.~~000066~~000063	$0.~~000067~~000066

Translation of amounts from MYR into US$ has been made at the following exchange rates for the years ended December 31, ~~2023~~2024 and ~~2022~~2023:

	December 31, ~~2023~~2024	December 31, ~~2022~~2023
Year-end MYR:US$ exchange rate	$0.~~217510~~223621	$0.~~226472~~217510
Annual average MYR:US$ exchange rate	$0.~~219348~~218806	$0.~~227477~~219348

~~Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case may be, at the rate on the date of the transaction and included in the results of operations as incurred.~~

~~● Comprehensive Income~~

~~ASC Topic 220, “Comprehensive Income”, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying consolidated statements of changes in shareholders’ equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.~~

~~● Earnings Per Share~~

~~Basic per share amounts are calculated using the weighted average shares outstanding during the year, excluding unvested restricted stock units. The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method, only “in the money” dilutive instruments impact the diluted calculations in computing diluted earnings per share. Diluted calculations reflect the weighted average incremental common shares that would be issued upon exercise of dilutive options assuming the proceeds would be used to repurchase shares at average market prices for the years.~~

~~For the year ended December 31, 2023, diluted weighted-average common shares outstanding is equal to basic weighted-average common shares, due to the Company’s net loss position. Hence, no common stock equivalents were included in the computation of diluted net loss per share since such inclusion would have been antidilutive.~~

Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case may be, at the rate on the date of the transaction and included in the results of operations as incurred.

● Comprehensive Income

ASC Topic 220, “Comprehensive Income”, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying consolidated statements of changes in shareholders’ equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

● Earnings Per Share

Basic per share amounts are calculated using the weighted average shares outstanding during the year, excluding unvested restricted stock units. The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method, only “in the money” dilutive instruments impact the diluted calculations in computing diluted earnings per share. Diluted calculations reflect the weighted average incremental common shares that would be issued upon exercise of dilutive options assuming the proceeds would be used to repurchase shares at average market prices for the years.

For the years ended December 31, 2024 and 2023, diluted weighted-average common shares outstanding is equal to basic weighted-average common shares, due to the Company’s net loss position. Hence, no common stock equivalents were included in the computation of diluted net loss per share since such inclusion would have been antidilutive.

F-15

NUSATRIP INCORPORATED
NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, ~~2023~~2024 AND ~~2022~~2023
(Currency expressed in United States Dollars (“US$”))

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

● Leases

The Company adopted ASC Topic 842, “Leases” (“ASC 842”) to determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the consolidated balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in the consolidated balance sheets.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the

Company’s leases do not provide an implicit rate, the Company generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company adopted ASC Topic 842, “Leases” (“ASC 842”) to determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the consolidated balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in the consolidated balance sheets.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

In accordance with the guidance in ASC 842, components of a lease should be split into three categories: lease components (e.g. land, building, etc.), non-lease components (e.g. common area maintenance, consumables, etc.), and non-components (e.g. property taxes, insurance, etc.). Subsequently, the fixed and in-substance fixed contract consideration (including any related to non-components) must be allocated based on the respective relative fair values to the lease components and non-lease components.

When a lease is terminated before the expiration of the lease term, irrespective of whether the lease is classified as a finance lease or an operating lease, the lessee would derecognize the ROU asset and corresponding lease liability. Any difference would be recognized as a gain or loss related to the termination of the lease. Similarly, if a lessee is required to make any payments or receives any consideration when terminating the lease, it would include such amounts in the determination of the gain or loss upon termination.

F-16

NUSATRIP INCORPORATED
NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, ~~2023~~2024 AND ~~2022~~2023
(Currency expressed in United States Dollars (“US$”))

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

As of December 31, ~~2023~~2024 and ~~2022~~2023, the Company recognized the right of use assets of $115,142 and $243,733 ~~and $302,096~~, respectively.

● Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying consolidated statements of operation as the related employee service is provided.

● Related Parties

The Company follows the ASC Topic 850-10, “Related Party” for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20 the related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825-10-15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The carve-out combined and consolidated financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each unaudited condensed balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

● Commitments And Contingencies

The Company follows the ASC Topic 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

~~● Retirement Plan Costs~~

~~Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying consolidated statements of operation as the related employee service is provided.~~

~~● Related Parties~~

~~The Company follows the ASC Topic 850-10, “Related Party” for the identification of related parties and disclosure of related party transactions.~~

~~Pursuant to section 850-10-20 the related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825-10-15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.~~

~~The carve-out combined and consolidated financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each unaudited condensed balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.~~

~~● Commitments And Contingencies~~

~~The Company follows the ASC Topic 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.~~

F-17

NUSATRIP INCORPORATED
NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, ~~2023~~2024 AND ~~2022~~2023
(Currency expressed in United States Dollars (“US$”))

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s unaudited condensed financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time, that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

● Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurements and Disclosures (“ASC Topic 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC Topic 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

● Level 1: Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

● Level 2: Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

● Level 3: Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying amounts of the Company’s financial assets and liabilities, such as cash and cash equivalents, accounts receivable, deposits, prepayments and other receivables, accounts payable, accrued liabilities and other payables, contract liabilities and amounts due from/ to related parties, approximate their fair values because of the short maturity of these instruments.

● Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date.

In November 2023, the FASB issued ASU No 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 expands disclosures about a public entity’s reportable segments and requires more enhanced information about a reportable segment’s expenses, interim segment profit or loss, and how a public entity’s chief operating decision maker uses reported segment profit or loss information in assessing segment performance and allocating resources. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. ~~Early adoption is permitted.~~Management has evaluated and concluded no material impact of this to the financial statements as disclosed in “Segment Information”.

In December 2023, the FASB issued ASU No 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”). ASU 2023-09 expands disclosures in the rate reconciliation and requires disclosure of income taxes paid by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted.

Except as mentioned above, there are no new recently issued accounting standards that will have a material impact on the Company’s carve-out combined and consolidated financial statements. The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s carve-out combined and consolidated financial statements.

F-18

NUSATRIP INCORPORATED
NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, ~~2023~~2024 AND ~~2022~~2023
(Currency expressed in United States Dollars (“US$”))

NOTE 4 — REVENUE

The Company has disaggregated its revenue from contracts with customers, by type of product and service, as follows:

		Year ended
Type of product and service	Timing of revenue recognition	December 31, 2024	December 31, 2023
Ticketing	Point of time	$860,939	$1,337,080
Online advertisement	Over the time	290,675	639,947
Hotel reservation	Point of time	16,906	180,220
Hotel technology platform software	Over the time	6,837	10,493
Ancillary	Point of time	6,389	139,921
		$1,181,746	$2,307,661

Contract liabilities recognized were related to online ticketing and reservation and the following is reconciliation for the years presented:

Schedule of Contract liabilities:

	December 31, 2024	December 31, 2023
Contract liabilities, brought forward	$1,220,549	$1,635,749
Add: recognized as deferred revenue	34,514	107,576
Less: recognized as revenue	(222,700)	(522,776)
Contract liabilities, carried forward	$1,032,363	$1,220,549

The below sales are based on the countries in which the customer is located. Summarized financial information concerning our geographic segments is shown in the following tables:

Schedule of geographic segments:

	Years Ended December 31,
	2024	2023
Indonesia	$791,498	$1,645,972
Vietnam	118,721	223,688
Singapore	271,083	435,196
Malaysia	444	2,805
	$1,181,746	$2,307,661

NOTE 5 —INVENTORIES

	December 31, ~~2023~~2024	December 31, ~~2022~~2023
~~Trading~~Finished goods	$77,492~~309,379~~	$309,379~~825~~

~~Less:~~
~~Reserve for excess and obsolete inventory~~	~~—~~	~~—~~

Total Inventories	$77,492~~309,379~~	$309,379~~825~~

All finished goods inventories were related to air tickets with general holding period of 0 to 180 days. The costs are recognized directly by net off against the Gross Merchandise Value to derive the revenue during the ~~year~~years ended December 31, ~~2023~~2024 and ~~2022, respectively. The inventories amounted to $309,379 and $825 at December 31, 2023 and 2022~~2023, respectively.

~~NOTE 5 — PLANT AND EQUIPMENT~~

~~December 31, 2023~~	~~December 31, 2022~~

~~At cost:~~
~~Computer~~	~~$~~	~~268,521~~		~~$~~	~~251,605~~
~~Office equipment~~		~~2,086~~			~~2,054~~
~~Renovation~~		~~220,611~~			~~206,225~~
		~~491,218~~			~~459,884~~
~~Less: accumulated depreciation~~		~~(284,079~~	~~)~~		~~(193,589~~	~~)~~
		~~207,139~~			~~266,295~~

~~Depreciation expense was $88,706 and $40,374 and recognized in General and Administrative Expenses for the year ended December 31, 2023 and 2022, respectively.~~

~~NOTE 6 — INTANGIBLE ASSETS~~

~~As of December 31, 2023 and 2022, intangible assets consisted of the following:~~

~~Useful life~~	~~December 31, 2023~~	~~December 31, 2022~~

~~At cost:~~
~~Software~~	~~8 years~~	~~$~~	~~589,839~~		~~$~~	~~580,764~~
~~Licensing~~	~~4 years~~		~~6,220~~			~~6,124~~
			~~596,059~~			~~586,888~~
~~Less: accumulated depreciation~~			~~(530,268~~	~~)~~		~~(497,080~~	~~)~~
		~~$~~	~~65,791~~		~~$~~	~~89,808~~

~~Amortization of intangible assets was $25,812 and $43,831 and recognized in General and Administrative Expenses for the year ended December 31, 2023 and 2022, respectively.~~

F-19

NUSATRIP INCORPORATED
NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, ~~2023~~2024 AND ~~2022~~2023
(Currency expressed in United States Dollars (“US$”))

NOTE 6 — PLANT AND EQUIPMENT

	December 31, 2024	December 31, 2023
At cost:
Computer	$256,128	$268,521
Office equipment	1,989	2,086
Renovation	116,467	220,611
	374,584	491,218
Less: accumulated depreciation	(285,988)	(284,079)
	88,596	207,139

Depreciation expense was $80,443 and $88,706 for the years ended December 31, 2024 and 2023, respectively.

None of the above depreciation was recognised under cost of revenue.

Schedule of geographic segments:

	Years Ended December 31,
	2024	2023
Indonesia	$87,119	$205,172
Vietnam	1,477	1,967
	$88,596	$207,139

NOTE 7 — INTANGIBLE ASSETS

As of December 31, 2024 and 2023, intangible assets consisted of the following:

	Useful life	December 31, 2024	December 31, 2023
At cost:
Software	8 years	$562,615	$589,839
Licensing	4 years	5,933	6,220
		568,548	596,059
Less: accumulated amortization		(530,041)	(530,268)
		$38,507	$65,791

Amortization of intangible assets was $24,638 and $25,812 for the years ended December 31, 2024 and 2023, respectively.

None of the above amortization was recognised under cost of revenue.

F-20

NUSATRIP INCORPORATED
NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 AND 2023
(Currency expressed in United States Dollars (“US$”))

NOTE 8 — LEASES

The Company has entered into commercial operating leases for office space. Operating leases are included in the right-of-use lease assets, ~~other~~ current ~~liabilities~~ and ~~long-term~~non-current lease liabilities on the Carve-out Combined Consolidated Balance Sheet. Right-of-use assets and lease liabilities are recognized at each lease’s commencement date based on the present values of its lease payments over its respective lease term. When a borrowing rate is not explicitly available for a lease, the Company’s incremental borrowing rate is used based on information available at the lease’s commencement date to determine the present value of its lease payments. Operating lease payments are recognized on a straight-line basis over the lease term. The Company had no financing leases as of December 31, ~~2023~~2024 and ~~2022~~2023.

Other supplemental information about the Company’s operating lease as of:

	December 31, ~~2023~~2024	December 31, ~~2022~~2023
Weighted average discount rate	~~6.45~~7.16%	~~7.22~~6.45%
Weighted average remaining lease term (years)	~~2.33~~1.03	2.~~42~~33

The Company excluded short-term leases (those with lease terms of less than one year at inception) from the measurement of lease liabilities or right-of-use assets. The following tables summarize the lease expense, as follows:

~~The Company excluded short-term leases (those with lease terms of less than one year at inception) from the measurement of lease liabilities or right-of-use assets. The following tables summarize the lease expense,~~

	Year ended December 31,
	2024	2023
Operating lease expense (per ASC 842)	$118,241	$105,730
Short-term lease expense (other than ASC 842)	25,031	52,575
Total lease expense	$143,272	$158,305

~~as follows:~~

	~~Year ended December, 2023~~		~~Year ended December, 2022~~

~~Operating lease expense (per ASC 842)~~	~~$~~	~~105,730~~	~~$~~	~~14,278~~
~~Short-term lease expense (other than ASC 842)~~		~~52,575~~		~~54,762~~
~~Total lease expense~~	~~$~~	~~158,305~~	~~$~~	~~69,040~~

Cash paid for the operating leases was approximately $127,~~329~~646 and $~~18,279~~127,329 for the ~~year~~years ended December 31, ~~2023~~2024 and ~~2022~~2023, respectively.

As of December 31, 2024, right-of-use assets were $115,142 and lease liabilities were $116,425.

As of December 31, 2023 ~~and 2022~~, right-of-use assets were $243,733 and ~~$302,096, respectively, while~~ lease liabilities were $244,071 ~~and $302,095 for the corresponding periods~~.

Components of Lease Expense

We recognize lease expense on a straight-line basis over the term of our operating leases, as reported within “general and administrative~~”~~ expense” on the accompanying consolidated statement of operations.

F-21

NUSATRIP INCORPORATED
NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, ~~2023~~2024 AND ~~2022~~2023
(Currency expressed in United States Dollars (“US$”))

NOTE ~~7~~8 — LEASES (cont.)

Future Contractual Lease Payments as of December 31, ~~2023~~2024

The below table summarizes our (i) minimum lease payments over the next three years, (ii) lease arrangement implied interest, and (iii) present value of future lease payments for the next three years ending December 31:

Years ended December 31, ~~2023~~		Operating lease amount
~~2024~~	~~$~~	~~137,165~~
2025	$	~~115,161~~109,808
2026		11,~~866~~262
Total		~~264,192~~121,070
Less: interest		(~~20,121~~4,645)
Present value of lease liabilities	$	~~244,071~~116,425
Less: non-current portion		(~~122,156~~11,076)
Present value of lease liabilities – current liabilities	$	~~121,915~~105,349

NOTE ~~8~~9 — AMOUNTS DUE FROM (TO) RELATED PARTIES

As of December 31, ~~2023~~2024 and ~~2022~~December 31, 2023, the amounts due from (to) related parties consisted of the following as of the years indicated:

Name of Companies		December 31, 2024		~~Year ended~~ December 31, 2023
~~Name of Companies~~		~~2023~~		~~2022~~
Amount due from related parties
SoPa Technology Pte Ltd	$	~~665,575~~1,065,578	$	~~343~~665,575
Thoughtful (Thailand) Co Ltd		~~1,906~~2,760		~~—~~1,906
Thoughtful Media Group Co Ltd		~~163~~—		~~—~~163
SoPa Technology Co Ltd		~~324~~—		~~—~~324
Society Pass Incorporated		70,200		—

Total		$1,138,538~~667,968~~		$667,968~~343~~

Amount due to related parties
Society Pass Incorporated	$	(~~927,266~~1,047,600)	$	(~~172~~927,266)
SoPa Technology Pte Ltd		(~~1,637,147~~997,955)		(~~793,500~~1,637,147)
Thoughtful Media Group Co Ltd		(~~88,150~~39,039)		~~—~~(88,150)
PT Thoughtful Media Indonesia		(~~260,000~~203,980)		~~—~~(260,000)
SoPa Technology Co Ltd		(~~84,092~~43,336)		~~—~~(84,092)
Adactive Media CA Incorporated		(35,057)		—
Le Huynh Ngoc Phan		~~(6,504~~— ~~)~~		~~—~~(6,504)
Ngo Thi Cham		~~(12,300~~— ~~)~~		~~—~~(12,300)
	$	(~~3,015,459~~2,366,967)	$	(~~793,672~~3,015,459)

The amounts due from (to) related parties as discussed above are non-trade, unsecured ~~and~~, interest-free and have no fixed terms of repayment. These related parties are controlled by Society Pass Inc.

F-22

NUSATRIP INCORPORATED
NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 AND 2023
(Currency expressed in United States Dollars (“US$”))

NOTE ~~9~~10 — SHAREHOLDERS’ EQUITY

Authorized stock

The Company is authorized to issue two classes of stock. The total number of shares of stock which the Company is authorized to issue is 210,000,000 shares of capital stock, consisting of 200,000,000 shares of Common Stock at $0.0001 par value per share, of which 14,000,000 and 1,000 shares are designated for the year ended December 31, 2024 and 2023, respectively, and 10,000,000 shares of preferred stock at $0.0001 par value per share, of which 75,000 and 0 shares are designated for the year ended December 31, 2024 and 2023, respectively.

Common stock

On date of incorporation, the company issued 1,000 shares of Common Stock to Society Pass Inc at a price of $0.0001 per share.

On June 3, 2024, the company issued an additional 7,999,000 shares of Common Stock to Society Pass Inc at a price of $0.0001 per share.

On September 2, 2024, the company issued an additional 6,000,000 shares of Common Stock to Society Pass Inc at a price of $0.0001 per share.

As of December 31, 2024 and 2023, the Company had a total of 14,000,000 and 1,000 shares of its common stock issued and outstanding respectively.

Voting Rights: Each share of the Company’s common stock entitles its holder to one vote per share on all matters to be voted or consented upon by the stockholders. Holders of the Company’s common ~~stocks~~stock are not entitled to cumulative voting rights with respect to the election of directors.

Dividend Right: Subject to limitations under Nevada law and preferences that may apply to any shares of preferred stock that the Company may decide to issue in the future, holders of the Company’s ordinary share are entitled to receive ratably such dividends or other distributions, if any, as may be declared by the Board of the Company out of funds legally available therefor.

Liquidation Right: In the event of the liquidation, dissolution or winding up of our business, the holders of the Company’s ordinary share are entitled to share ratably in the assets available for distribution after the payment of all of the debts and other liabilities of the Company, subject to the prior rights of the holders of the Company’s preferred stock.

Other Matters: The holders of the Company’s common stock have no subscription, redemption or conversion privileges. The Company’s ordinary share does not entitle its holders to preemptive rights. All of the outstanding shares of the Company’s common stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of the Company’s common stock are subject to the rights of the holders of shares of any series of preferred stock which the Company may issue in the future.

F-23

NUSATRIP INCORPORATED
NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, ~~2023~~2024 AND ~~2022~~2023
(Currency expressed in United States Dollars (“US$”))

NOTE ~~9~~10 — SHAREHOLDERS’ EQUITY (cont.)

~~As of December 31, 2023 and 2022, the Company had a total of 1,000 shares of its common stock issued and outstanding.~~

Preferred Stock

On May 22, 2023, we designated 50,000 shares of our preferred stock as Super Voting Preferred Stock. On June 21, 2024, we designated an additional 25,000 shares of our preferred stock as Super Voting Preferred Stock.

On September 3, 2024, we have issued 75,000 shares of the Company’s Super Voting Preferred Stock to Heather Maynard. On October 14, 2024, we have cancelled the Company’s Super Voting Preferred Stock to Heather Maynard and the 75,000 Super Voting Preferred Stocks are held in the treasury~~.~~ stock.

Voting Rights: Each share of the Company’s preferred stock entitles its holder to 1,000 votes per share and votes with the Company’s Common Stock as a single class on all matters to be voted or consented upon by the stockholders.

Dividend Right: The holders of the Company’s preferred stock are not entitled to any dividend rights.

Liquidation Right: The holders of the Company’s preferred stock are not entitled to any liquidation preference.

Conversion Rights: The shares of the Company preferred stock are not convertible into the Company’s common stock.

Redemption Rights: The Super Voting Preferred Stock is not subject to any redemption rights.

Other Matters: The holders of the Company’s preferred stock have no subscription or redemption privileges and are not subject to redemption. The Company’s Series Preferred Stock does not entitle its holders to preemptive rights. All of the outstanding shares of the Company’s preferred stock are fully paid and non-assessable.

~~Voting Rights: Each share of the Company’s preferred stock entitles its holder to 1,000 votes per share and votes with the Company’s Common Stock as a single class on all matters to be voted or consented upon by the stockholders.~~

~~Dividend Right: The holders of the Company’s preferred stock are not entitled to any dividend rights.~~

~~Liquidation Right: The holders of the Company’s preferred stock are not entitled to any liquidation preference.~~

~~Conversion Rights: The shares of the Company preferred stock are not convertible into the Company’s common stock.~~

~~Redemption Rights: The Super Voting Preferred Stock is not subject to any redemption rights.~~

~~Other Matters: The holders of the Company’s preferred stock have no subscription or redemption privileges and are not subject to redemption. The Company’s Series Preferred Stock does not entitle its holders to preemptive rights. All of the outstanding shares of the Company’s preferred stock are fully paid and non-assessable.~~

NOTE ~~10~~11 — INCOME TAXES

The provision for income taxes consisted of the following:

	Year ended December 31, ~~2023~~				~~Year ended December, 2022~~
	2024			2023
Current tax	$	~~16,185~~566		$16,185~~179,123~~
~~Deferred~~Prior tax – Over provision		~~—~~(4,597)		—
Income tax (credit) expense		$(4,031~~16,185~~	)	$16,185~~179,123~~

Reconciliation of statutory to effective tax rate:

	Year ended December 31,
	2024	2023
(Loss) Income before tax	$(791,127)	$96,097

U.S. federal statutory tax rate (21%)	(166,137)	20,180
Foreign income taxed at different rates	(1,910)	—
Non-taxable income	(39,041)	2,381
Non-deductible expenses	118,741	—
Valuation allowance adjustments	88,913	(6,376)
Over provision of prior year	(4,597)	—
	$(4,031)	$16,185

The effective tax rate in the ~~periods/~~year presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rate. The Company’s subsidiaries mainly operate in United States-Nevada, Indonesia, Singapore, Malaysia and Vietnam that are subject to taxes in the jurisdictions in which they operate, as follows:

United States

The Company is registered in the Nevada and is subject to the State and Federal tax laws of United States. As of December 31, 2024 and December 31, 2023 ~~and 2022~~, no operating losses which can be carried forward to offset future taxable income.

Vietnam

MLTCL and VITS operating in Vietnam is subject to the Vietnam Income Tax at a standard income tax rate of 20% during its tax year.

As of December 31, 2024 and 2023, MLTCL incurred $675,745 and $587,100, respectively, of cumulative net operating losses which can be carried forward to offset future taxable income. The net operating loss generated in a tax year can be carried forward for five (5) years. The net operating losses starts to expire in 2021 until 2026. The Company has provided for a full valuation allowance against the deferred tax assets of $~~117,420~~135,149 as of December 31, 2024 and $117,420 as of December 31, 2023 on the expected future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will not be realized in the future.

F-24

NUSATRIP INCORPORATED
NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, ~~2023~~2024 AND ~~2022~~2023
(Currency expressed in United States Dollars (“US$”))

NOTE ~~10~~11 — INCOME TAXES (cont.)

Singapore

Nusatrip International and Nusatrip Singapore operating in Singapore are subject to the Singapore Income Tax at a standard income tax rate of 17% during its tax year.

As of December 31, 2024 and 2023, the operation in the Singapore incurred $48,102 and $42,544, respectively, of cumulative net operating losses which can be carried forward to offset future taxable income. The net operating loss carryforwards have no expiration. The Company has provided for a full valuation allowance against the deferred tax assets of $~~7,232~~8,177 as of December 31, 2024 and $7,232 as of December 31, 2023 on the expected future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will not be realized in the future.

Malaysia

Nusatrip Malaysia operating in Malaysia is subject to the Malaysia Income Tax at a standard income tax rate of 24% during its tax year.

As of December 31, 2024 and 2023, the operation in the Malaysia incurred $33,075 and $26,569, respectively, of cumulative net operating losses which can be carried forward to offset future taxable income. The net operating loss ~~carryforwards have no expiration.~~generated in a tax year can be carried forward for ten (10) years. The Company has provided for a full valuation allowance against the deferred tax assets of $~~6,377~~7,938 as of December 31, 2024 and $6,377 as of December 31, 2023 on the expected future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will not be realized in the future.

Indonesia

PTTSM is registered in Indonesia and is subject to the tax laws of Indonesia at a standard income tax rate of 22% during its tax year.

As of December 31, 2024 and 2023, PTTSM incurred $7,747,486 and $7,217,490, respectively, of cumulative net operating losses which can be carried forward to offset future taxable income. The net operating loss generated in a tax year can be carried forward for five (5) years. ~~of cumulative net operating losses which can be carried forward to offset future taxable income. The net operating loss carryforwards have no expiration.~~ The Company has provided for a ~~partial~~full valuation allowance against the deferred tax assets of $1,704,447 as of December 31, 2024 and $1,587,848 as of December 31, 2023 on the expected future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will not be ~~partially~~ realized in the future.

Uncertain tax position

The Company is subject to taxation in the U.S. and various foreign jurisdictions. U.S. federal income tax returns for 2018 and after remaining open to examination. We and our subsidiaries are also subject to income tax in multiple foreign jurisdictions. Generally, foreign income tax returns after 2017 remain open to examination. No income tax returns are currently under examination.

~~Uncertain tax position~~

~~The Company is subject to taxation in the U.S. and various foreign jurisdictions. U.S. federal income tax returns for 2018 and after remaining open to examination. We and our subsidiaries are also subject to income tax in multiple foreign jurisdictions. Generally, foreign income tax returns after 2017 remain open to examination. No income tax returns are currently under examination. As of December 31, 2023 and 2022, the Company have unrecognized tax benefits as disclosed in different jurisdiction above~~As of December 31, 2024 and 2023, the Company does not have any unrecognized tax benefits, and continues to monitor its current and prior tax positions for any changes. The Company recognizes penalties and interest related to unrecognized tax benefits as income tax expense. For the years ended December 31, ~~2023~~2024 and ~~2022~~2023, there were no penalties or interest recorded in income tax expense.

Income tax liability is calculated based on a separate return basis as if SOPA had filed separate tax returns before the completion of the Reorganization. Immediately following the Reorganization, the Company began to file separate tax returns and report the income tax based on the actual tax return of each legal entity under its respective tax regime.

F-25

NUSATRIP INCORPORATED
NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 AND 2023
(Currency expressed in United States Dollars (“US$”))

NOTE ~~11~~12 — PENSION COSTS

The Company’s subsidiaries are required to make contributions to their employees under a government-mandated defined contribution pension scheme for its eligible full-times employees locally employed. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. During the years ended December 31, ~~2023~~2024 and ~~2022,~~2023, $85,315 and $114,880 ~~and $39,094~~ contributions were made, ~~accordingly~~respectively.

~~NUSATRIP INCORPORATED~~
~~NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS~~
~~FOR THE YEAR ENDED DECEMBER 31, 2023 AND 2022~~
~~(Currency expressed in United States Dollars (“US$”))~~

NOTE ~~12~~13 — RELATED PARTY TRANSACTIONS

From time to time, shareholder of the Company advanced funds to the Company for working capital purposes. Those advances are unsecured, non-interest bearing and due on demand.

The Company has no other significant or material related party transactions during the years presented except for the audit fee borne by Society Pass Inc amounted to $0 and $125,000 for the ~~year~~years ended December 31, 2024 and 2023 ~~and there was no audit fee being allocated for the year ended December 31, 2022~~respectively.

NOTE ~~13~~14 — CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a) Major customers

For the year ended December 31, 2024, the Company had a single customer that constituted 22.94% of its revenue, with accounts receivable of $0 at the year-end.

For the ~~years~~year ended December 31, 2023 ~~and 2022~~, the Company had a single customer that constituted 16.40% ~~and 30.30%~~ of its revenues, with accounts receivable of $0 ~~and $0~~ at the year-end.

(b) Major vendors

For the years ended December 31~~, 2023 and 2022, none of the vendor accounted for 10% or more of the Company’s cost of revenue.~~

~~(c) Credit risk~~

~~Financial instruments that are potentially subject to credit risk consist principally of accounts receivable. The Company believes the concentration of credit risk in its trade receivables is substantially mitigated by its ongoing credit evaluation process and relatively short collection terms. The Company does not generally require collateral from customers. The Company evaluates the need for an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.~~

~~(d) Exchange rate risk~~

~~The reporting currency of the Company is US$, to date the majority of the revenues and costs are denominated in VND, MYR and IDR and a significant portion of the assets and liabilities are denominated in VND, MYR and IDR. As a result, the Company is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between US$ and VND, MYR and IDR. If VND, MYR and IDR depreciate against US$, the value of VND, MYR and IDR revenues and assets as expressed in US$ financial statements will decline. The Company does not hold any derivative or other financial instruments that expose us to substantial market risk.~~

~~(e) Economic and political risks~~

~~The Company’s operations are conducted in Indonesia, Singapore, Malaysia, Vietnam and United States. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the Indonesia, Singapore, Malaysia, Vietnam and United States, and by the general state of Indonesia, Singapore, Malaysia, Vietnam and United States economy.~~

~~The Company’s operations in Indonesia, Singapore, Malaysia, Vietnam and United States are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in Indonesia, Singapore and Vietnam, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation.~~

~~NOTE 14 — COMMITMENTS AND CONTINGENCIES~~

~~There is not any obligation or liability including contingent obligation or liability, to the extent that it is not fully reflected in the financial statements.~~

~~NOTE 15 — SUBSEQUENT EVENTS~~

~~In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued, the Company has evaluated all events or transactions that occurred after December 31, 2023, up through March 26, 2024, the Company issued the carve-out combined and consolidated financial statements.~~

~~F-23~~

~~NUSATRIP INCORPORATED~~
~~CARVE-OUT COMBINED AND CONSOLIDATED BALANCE SHEETS~~
~~(Currency expressed in United States Dollars (“US$”))~~

	~~September 30, 2024~~			~~December 31, 2023~~
	~~(Unaudited)~~			~~(Audited)~~
~~ASSETS~~
~~Current assets:~~
~~Cash and cash equivalents~~	~~$~~	~~3,370,626~~		~~$~~	~~575,447~~
~~Restricted cash~~		~~54,100~~			~~95,100~~
~~Accounts receivable~~		~~281,616~~			~~382,757~~
~~Amount due from related parties~~		~~76,936~~			~~667,968~~
~~Inventories~~		~~195,866~~			~~309,379~~
~~Deposits, prepayments, and other receivables~~		~~726,657~~			~~1,080,662~~
~~Total current assets~~		~~4,705,801~~			~~3,111,313~~

~~Non-current assets:~~
~~Plant and equipment, net~~		~~151,780~~			~~207,139~~
~~Intangible assets~~		~~47,444~~			~~65,791~~
~~Right of use assets, net~~		~~154,414~~			~~243,733~~
~~Deferred tax asset~~		~~64,116~~			~~149,858~~
~~Total non-current assets~~		~~417,754~~			~~666,521~~

~~TOTAL ASSETS~~	~~$~~	~~5,123,555~~		~~$~~	~~3,777,834~~

~~LIABILITIES AND SHAREHOLDERS’ DEFICIT~~
~~Current liabilities:~~
~~Accounts payable~~	~~$~~	~~1,315,390~~		~~$~~	~~243,575~~
~~Accrued liabilities and other payables~~		~~5,921,859~~			~~4,149,700~~
~~Contract liabilities~~		~~1,117,735~~			~~1,220,549~~
~~Amounts due to related parties~~		~~2,381,391~~			~~3,015,459~~
~~Lease liabilities~~		~~133,967~~			~~121,915~~
~~Total current liabilities~~		~~10,870,342~~			~~8,751,198~~
~~Non-current liabilities:~~
~~Lease liabilities~~		~~21,798~~			~~122,156~~
~~Other payables~~		~~113,108~~			~~185,760~~
~~Total non-current liabilities~~		~~134,906~~			~~307,916~~

~~TOTAL LIABILITIES~~		~~11,005,248~~			~~9,059,114~~

~~SHAREHODLERS’ DEFICIT~~
~~Preferred stock, par value US$0.0001, 10,000,000 shares authorized, no shares issued and outstanding~~		~~—~~			~~—~~
~~Series X Super Voting Preferred Stock, $0.0001 par value, 75,000 shares designated; 75,000 and 0 Series X shares issued and outstanding as of September 30, 2024 and December 31, 2023, respectively~~		~~8~~			~~—~~
~~Common stock, par value US$0.0001, 200,000,000 shares authorized, 14,000,000 and 1,000 shares issued and outstanding~~		~~1,400~~			~~—~~
~~Additional paid-in capital~~		~~2,092,469~~			~~2,092,469~~
~~Accumulated other comprehensive income~~		~~(109,879~~	~~)~~		~~2,878~~
~~Accumulated deficit~~		~~(5,996, 371 )~~			~~(5,513,293~~	~~)~~
~~Total equity attributable to Nusatrip Incorporated~~		~~(4,012,373~~	~~)~~		~~(3,417,946~~	~~)~~
~~Non-controlling interest~~		~~(1,869,320~~	~~)~~		~~(1,863,334~~	~~)~~
~~TOTAL DEFICIT~~		~~(5,881,693~~	~~)~~		~~(5,281,280~~	~~)~~

~~TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT~~	~~$~~	~~5,123,555~~		~~$~~	~~3,777,834~~

~~See accompanying notes to carve-out combined and consolidated financial statements.~~

~~F-24~~

~~NUSATRIP INCORPORATED~~
~~CARVE-OUT COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS~~
~~AND COMPREHENSIVE INCOME (LOSS)~~

	~~Three Months Ended September 30,~~						~~Nine Months Ended September 30,~~
	~~2024~~			~~2023~~			~~2024~~			~~2023~~
	~~(Unaudited)~~			~~(Unaudited)~~			~~(Unaudited)~~			~~(Unaudited)~~
~~Revenues, net~~	~~$~~	~~173,446~~		~~$~~	~~716,574~~		~~$~~	~~887,711~~		~~$~~	~~1,641,685~~

~~Cost of revenue~~		~~(4,279~~	~~)~~		~~(11,760~~	~~)~~		~~(16,469~~	~~)~~		~~(30,823~~	~~)~~

~~Gross profit~~		~~169,167~~			~~704,814~~			~~871,242~~			~~1,610,862~~

~~Operating cost and expenses:~~
~~Sales and marketing expenses~~		~~(37,071~~	~~)~~		~~(88,877~~	~~)~~		~~(134,926~~	~~)~~		~~(237,580~~	~~)~~
~~General and administrative expenses~~		~~(205,188~~	~~)~~		~~(249,227~~	~~)~~		~~(1,255,893~~	~~)~~		~~(1,533,506~~	~~)~~
~~Total operating cost and expenses~~		~~(242,259~~	~~)~~		~~(338,104~~	~~)~~		~~(1,390,819~~	~~)~~		~~(1,771,086~~	~~)~~

~~(Loss) Profit from operations~~		~~(73,092~~	~~)~~		~~366,710~~			~~(519,577~~	~~)~~		~~(160,224~~	~~)~~

~~Other income (expense):~~
~~Interest income~~		~~418~~			~~698~~			~~1,773~~			~~2,052~~
~~Other income~~		~~32,536~~			~~9,913~~			~~33,745~~			~~63,501~~
~~Interest expense~~		~~—~~			~~—~~			~~—~~			~~(841~~	~~)~~
~~Other expenses~~		~~—~~			~~215,054~~			~~—~~			~~(26,944~~	~~)~~
~~Total other income, net~~		~~32,954~~			~~225,665~~			~~35,518~~			~~37,768~~

~~(Loss) Profit before income taxes~~		~~(40,138~~	~~)~~		~~592,375~~			~~(484,059~~	~~)~~		~~(122,456~~	~~)~~

~~Income tax expense~~		~~(3,330~~	~~)~~		~~_—~~			~~(3,897~~	~~)~~		~~(501~~	~~)~~

~~NET (LOSS) PROFIT~~		~~(43,468~~	~~)~~		~~592,375~~			~~(487,956~~	~~)~~		~~(122,957~~	~~)~~
~~NET (LOSS) PROFIT ATTRIBUTABLE TO NON-CONTROLLING INTEREST~~		~~(434~~	~~)~~		~~5,923~~			~~(4,879~~	~~)~~		~~(1,230~~	~~)~~

~~NET (LOSS) PROFIT ATTRIBUTABLE TO NUSATRIP INCORPORATED~~		~~(43,034~~	~~)~~		~~586,452~~			~~(483,077~~	~~)~~		~~(121,727~~	~~)~~

~~Other comprehensive income (loss):~~
~~Net (loss) profit~~		~~(43,468~~	~~)~~		~~592,375~~			~~(487,956~~	~~)~~		~~(122,957~~	~~)~~
~~Foreign currency translation adjustment~~		~~(476,017~~	~~)~~		~~(73,195~~	~~)~~		~~(113,864~~	~~)~~		~~31,534~~

~~COMPREHENSIVE (LOSS) INCOME~~		~~(519,485~~	~~)~~		~~519,180~~			~~(601,820~~	~~)~~		~~(91,423~~	~~)~~

~~Net (loss) income attributable to non-controlling interest~~		~~(434~~	~~)~~		~~5,923~~			~~(4,879~~	~~)~~		~~(1,230~~	~~)~~
~~Foreign currency translation adjustment attributable to non-controlling interest~~		~~(4,571~~	~~)~~		~~1,819~~			~~(1,107~~	~~)~~		~~(21,442~~	~~)~~
~~Comprehensive (loss) income attributable to Nusatrip Incorporated~~		~~(514,480~~	~~)~~		~~511,438~~			~~(595,834~~	~~)~~		~~(68,751~~	~~)~~

~~Net (loss) earning per share:~~
~~- Basic~~		~~(0.01~~	~~)~~		~~586.45~~			~~(0.12~~	~~)~~		~~(121.73~~	~~)~~
~~- Diluted~~	~~$~~	~~(0.01~~	~~)~~	~~$~~	~~586.45~~		~~$~~	~~(0.12~~	~~)~~	~~$~~	~~(121.73~~	~~)~~

~~Weighted average number of common stock outstanding~~
~~- Basic~~		~~3,057,702~~			~~1,000~~			~~4,117,350~~			~~1,000~~
~~- Diluted~~		~~3,130,702~~			~~1,000~~			~~4,192,350~~			~~1,000~~

~~See accompanying notes to carve-out combined and consolidated financial statements.~~

~~F-25~~

~~NUSATRIP INCORPORATED~~
~~CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY~~
~~(Currency expressed in United States Dollars (“US$”), except for number of shares)~~

~~Three and Nine months ended September 30, 2024~~
	~~Preferred stock~~			~~Common stock~~			~~Additional~~					~~Accumulated other~~			~~Non-~~
	~~Number of shares~~	~~Amount~~		~~Number of shares~~	~~Amount~~		~~paid-in capital~~		~~Accumulated deficits~~			~~comprehensive (loss) income~~			~~controlling interests~~			~~Total equity~~
~~Balance as of January 1, 2024~~	~~—~~	~~$~~	~~—~~	~~1,000~~	~~$~~	~~—~~	~~$~~	~~2,092,469~~	~~$~~	~~(5,513,293~~	~~)~~	~~$~~	~~2,878~~		~~$~~	~~(1,863,334~~	~~)~~	~~$~~	~~(5,281,280~~	~~)~~
~~Issuance of common stock~~	~~—~~		~~—~~	~~7,999,000~~		~~800~~		~~—~~		~~—~~			~~—~~			~~—~~			~~800~~
~~Net loss for the period~~	~~—~~		~~—~~	~~—~~		~~—~~		~~—~~		~~(440,044~~	~~)~~		~~—~~			~~(4,445~~	~~)~~		~~(444,489~~	~~)~~
~~Foreign currency translation adjustment~~	~~—~~		~~—~~	~~—~~		~~—~~		~~—~~		~~—~~			~~358,689~~			~~3,464~~			~~362,153~~
~~Balance as of June 30, 2024~~	~~—~~	~~$~~	~~—~~	~~8,000,000~~	~~$~~	~~800~~	~~$~~	~~2,092,469~~	~~$~~	~~(5,953,337~~	~~)~~	~~$~~	~~361,567~~		~~$~~	~~(1,864,315~~	~~)~~	~~$~~	~~(5,362,816~~	~~)~~
~~Issuance of series x stock~~	~~75,000~~		~~8~~	~~—~~		~~—~~		~~—~~		~~—~~			~~—~~			~~—~~			~~8~~
~~Issuance of common stock~~	~~—~~		~~—~~	~~6,000,000~~		~~600~~		~~—~~		~~—~~			~~—~~			~~—~~			~~600~~
~~Net loss for the period~~	~~—~~		~~—~~	~~—~~		~~—~~		~~—~~		~~(43,034~~	~~)~~		~~—~~			~~(434~~	~~)~~		~~(43,468~~	~~)~~
~~Foreign currency translation adjustment~~	~~—~~		~~—~~	~~—~~		~~—~~		~~—~~		~~—~~			~~(471,446~~	~~)~~		~~(4,571~~	~~)~~		~~(476,017~~	~~)~~
~~Balance as of September 30, 2024~~	~~75,000~~	~~$~~	~~8~~	~~14,000,000~~	~~$~~	~~1,400~~	~~$~~	~~2,092,469~~	~~$~~	~~(5,996,371~~	~~)~~	~~$~~	~~(109,879~~	~~)~~	~~$~~	~~(1,869,320~~	~~)~~	~~$~~	~~(5,881,693~~	~~)~~

~~Three and Nine months ended September 30, 2023~~
	~~Common stock~~			~~Additional~~						~~Accumulated other~~			~~Non-~~
	~~Number of shares~~	~~Amount~~		~~paid-in capital~~			~~Accumulated deficits~~			~~comprehensive (loss) income~~			~~controlling interests~~			~~Total equity~~
~~Balance as of January 1, 2023~~	~~1,000~~	~~$~~	~~—~~	~~$~~	~~2,383,603~~		~~$~~	~~(5,592,406~~	~~)~~	~~$~~	~~72,344~~		~~$~~	~~(1,841,720~~	~~)~~	~~$~~	~~(4,978,179~~	~~)~~
~~Group restructuring~~	~~—~~		~~—~~		~~(164,148~~	~~)~~		~~—~~			~~—~~			~~—~~			~~(164,148~~	~~)~~
~~Net loss for the period~~	~~—~~		~~—~~		~~—~~			~~(708,179~~	~~)~~		~~—~~			~~(7,153~~	~~)~~		~~(715,332~~	~~)~~
~~Foreign currency translation adjustment~~	~~—~~		~~—~~		~~—~~			~~—~~			~~(165,011~~	~~)~~		~~(23,261~~	~~)~~		~~(188,272~~	~~)~~
~~Balance as of June 30, 2023~~	~~1,000~~	~~$~~	~~—~~	~~$~~	~~2,219,455~~		~~$~~	~~(6,300,585~~	~~)~~	~~$~~	~~(92,667~~	~~)~~	~~$~~	~~(1,872,134~~	~~)~~	~~$~~	~~(6,045,931~~	~~)~~
~~Group restructuring~~	~~—~~		~~—~~		~~(126,986~~	~~)~~		~~—~~			~~—~~			~~—~~			~~(126,986~~	~~)~~
~~Net income for the period~~	~~—~~		~~—~~		~~—~~			~~586,452~~			~~—~~			~~5, 923~~			~~592,375~~
~~Foreign currency translation adjustment~~	~~—~~		~~—~~		~~—~~			~~—~~			~~196,545~~			~~1,819~~			~~198,364~~
~~Balance as of September 30, 2023~~	~~1,000~~	~~$~~	~~—~~	~~$~~	~~2,092,469~~		~~$~~	~~(5,714,133~~	~~)~~	~~$~~	~~103,878~~		~~$~~	~~(1,864,392~~	~~)~~	~~$~~	~~(5,382,178~~	~~)~~

~~See accompanying notes to carve-out combined and consolidated financial statements.~~

~~F-26~~

~~NUSATRIP INCORPORATED~~
~~CONSOLIDATED STATEMENTS OF CASH FLOWS~~
~~(Currency expressed in United States Dollars (“US$”))~~

~~Nine Months Ended September 30,~~
	~~2024~~			~~2023~~
	~~(Unaudited)~~			~~(Unaudited)~~
~~Cash flows from operating activities:~~
~~Net loss~~	~~$~~	~~(487,956~~	~~)~~	~~$~~	~~(122,957~~	~~)~~
~~Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities~~
~~Depreciation~~		~~64,940~~			~~65,921~~
~~Amortization~~		~~18,479~~			~~19,359~~
~~Bad debt written off~~		~~33,883~~			~~—~~
~~Stock to be issued – professional fee~~		~~8~~			~~—~~
~~Deferred tax assets~~		~~85,742~~			~~(159,841~~	~~)~~

~~Change in operating assets and liabilities:~~
~~Accounts receivable~~		~~74,825~~			~~(928,578~~	~~)~~
~~Inventories~~		~~119,630~~			~~(162,004~~	~~)~~
~~Deposits, prepayments, and other receivables including related parties~~		~~979,605~~			~~457,666~~
~~Accounts payable~~		~~1,067,000~~			~~1,065,702~~
~~Contract liabilities~~		~~492,068~~			~~(139,869~~	~~)~~
~~Right of use assets~~		~~89,319~~			~~75,672~~
~~Operating lease liabilities~~		~~(88,306~~	~~)~~		~~(73,379~~	~~)~~
~~Accrued liabilities and other payable including related parties~~		~~302,506~~			~~(1,259,577~~	~~)~~
~~Net cash provided by (used in) operating activities~~		~~2,751,743~~			~~(1,161,885~~	~~)~~

~~Cash flows from investing activity~~
~~Purchase of plant and equipment~~		~~(9,826~~	~~)~~		~~(14,783~~	~~)~~
~~Net cash used in investing activity~~		~~(9,826)~~			~~(14,783~~	~~)~~

~~Effect on exchange rate change on cash, cash equivalents~~		~~12,262~~			~~7,212~~

~~Net change in cash and cash equivalent~~		~~2,754,179~~			~~(1,169,456~~	~~)~~

~~Cash and cash equivalent at beginning of period~~		~~670,547~~			~~1,818,727~~

~~Cash and cash equivalent at end of period~~	~~$~~	~~3,424,726~~		~~$~~	~~649,271~~

~~Reconciliation to amounts on balance sheets:~~
~~Cash~~	~~$~~	~~3,370,626~~		~~$~~	~~554,171~~
~~Restricted cash~~		~~54,100~~			~~95,100~~

~~Total cash and restricted cash~~	~~$~~	~~3,424,726~~		~~$~~	~~649,271~~

~~SUPPLEMENTAL CASH FLOW INFORMATION:~~
~~Non-cash issuance of common stock by offsetting amount due~~	~~$~~	~~1,400~~		~~$~~	~~—~~
~~Cash paid for income taxes~~	~~$~~	~~—~~		~~$~~	~~—~~
~~Cash paid for interest~~	~~$~~	~~—~~		~~$~~	~~(841~~	~~)~~

~~F-27~~

~~NUSATRIP INCORPORATED~~
~~NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS~~
~~FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023~~
~~(Currency expressed in United States Dollars (“US$”))~~

~~NOTE 1 — BUSINESS OVERVIEW AND BASIS OF PRESENTATION~~

~~Nusatrip Incorporated (“NusaTrip”) is incorporated under the laws of Nevada on May 22, 2023, which has no substantive operations other than holding all of the outstanding equity of its operating subsidiaries as described below. Nusatrip and its subsidiaries (collectively referred to as the “Company”) are mainly engaged in the provision of online ticketing and reservation services.~~

~~The Company is an Online Travel Agency (“OTA”) in Indonesia and across Indonesia, Singapore, Vietnam, the Philippines and Thailand (“SEA”). As an OTA, the Company, is an intermediary between travelers and various travel service providers such as airlines and hotels. The Company offers a one-stop platform where travelers can search, compare, and book flights, hotels, car rentals, and other travel-related services. The Company earns revenue through commissions, service fees, and advertising partnerships. The Company negotiates agreements with airlines, hotels, and other travel suppliers to access their inventory and offer competitive prices to customers.~~

~~The accompanying carve-out combined and consolidated financial statements reflect the activities of the Company and each of the entities, as contemplated after the Reorganization, as described below:~~

~~Name~~	~~Place and date of incorporation~~	~~Principal activities~~	~~Particulars of registered/paid up share capital~~	~~Effective interest held~~
~~PT Tunas Sukses Mandiri (“PTTSM”)~~	~~Indonesia February 8, 2010~~	~~Online ticketing and reservation~~	~~IDR 26,000,000~~	~~99%~~
~~Nusatrip Malaysia Sdn Bhd (“NMSB”)~~	~~Malaysia March 1, 2017~~	~~Online ticketing and reservation~~	~~MYR 52,000~~	~~99%~~
~~Nusatrip Singapore Pte Ltd (“NSPL”)~~	~~Singapore December 6, 2016~~	~~Online ticketing and reservation~~	~~SGD 212,206~~	~~99%~~
~~Nusatrip International Pte Ltd (“NIPL”)~~	~~Singapore January 9, 2015~~	~~Online ticketing and reservation~~	~~SGD 905,007~~	~~99%~~
~~Mekong Leisure Travel Company Limited (“MLTCL”)~~	~~Vietnam October 6, 2011~~	~~Online ticketing, reservation and system~~	~~VND 875,460,000~~	~~99%~~
~~Vietnam International Travel and Service Joint Stock Company (“VITS”)~~	~~Vietnam November 16, 2012~~	~~Ticketing~~	~~VND 1,900,000,000~~	~~99%~~

~~Reorganization~~

~~The Reorganization transactions are completed as of the date these carve-out combined and consolidated financial statements were available to be issued:~~

~~The Company’s ultimate holding company is Society Pass Incorporated (“SOPA”), which is incorporated in State of Nevada on June 22, 2018 and is currently listed on the Nasdaq Exchange under a ticker of SOPA.~~

~~On August 15, 2022, SOPA acquired 75% of the outstanding capital stock of Nusatrip International Pte Ltd. (“NIPL”) and also purchased all of the outstanding capital stock of PT Tunas Sukses Mandiri (“PTTSM”), a company existing under the law of the Republic of Indonesia, and both engaged in online ticketing and reservation services.~~

~~On February 23, 2023, SOPA acquired additional issued capital in Nusatrip International Pte Ltd of 2,225,735 number of ordinary stock and increased its shareholding from 75% to 99%, and to the subsidiaries within the group. At the same time, Nusatrip International Pte Ltd acquired 99.96% of the issue share capital of PT Tunas Sukses Mandiri from SOPA.~~

~~On April 1, 2023, Nusatrip International Pte. Ltd. acquired 100% of the outstanding capital stock of Mekong Leisure Travel Company Limited (changed business nature from Join Stock Company), a Vietnam travel agency.~~

~~On May 22, 2023, SOPA incorporated a new subsidiary Nusatrip Inc in Nevada, United States of America and owing 100% of capital stock.~~

~~On July 1, 2023, Mekong Leisure Travel Company Limited acquired 100% of the outstanding capital stock of Vietnam International Travel and Service Joint Stock Company, a Vietnam travel agency.~~

~~On November 15, 2023, SOPA restructured the group of entities by transferring the Nusatrip International Pte Ltd and its subsidiaries to Nusatrip Inc to form a group for the travel agency business.~~

~~F-28~~

~~NUSATRIP INCORPORATED~~
~~NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS~~
~~FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023~~
~~(Currency expressed in United States Dollars (“US$”))~~

~~NOTE 1 — BUSINESS OVERVIEW AND BASIS OF PRESENTATION (cont.)~~

~~Upon the completion of the Reorganization on May 22, 2023, these entities, through the Company, are under common control by the same beneficiary party, SOPA. Accordingly, the combination has been treated as entities under common control and thus the current capital structure has been retroactively presented in prior periods, from January 1, 2021, as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control.~~

~~Immediately before and as contemplated by the Reorganization, the Company is legally formed and ultimately controlled by SOPA. As such, the accompanying carve-out combined and consolidated financial statements include the assets, liabilities, revenue, expenses and cash flows that are directly attributable to the travel agency business before the Reorganization. The carve-out combined and consolidated financial statements are presented as if the Company had been in existence and the Reorganization had been in effect during the years ended December 31, 2021, 2022 and 2023.~~

~~The excess or deficit arise from elimination between capital stock of subsidiaries and investment cost of holding companies arise from group restructuring exercise are charged to additional paid in capital and other equity is consolidated in effect during the years ended December 31, 2023 and 2022.~~

~~The assets and liabilities have been stated at historical carrying amounts. Only those assets and liabilities that are specifically identifiable to the travel agency business are included in the Company’s combined and consolidated carve-out financial statements.~~

~~All revenues, cost of revenues and operating expenses attributable to travel agency business are reflected in accompanying carve-out combined and consolidated financial statements.~~

~~Income tax liability is calculated based on a separate return basis as if SOPA had filed separate tax returns before the completion of the Reorganization. Immediately following the Reorganization, the Company began to file separate tax returns and report the income tax based on the actual tax return of each legal entity under its respective tax regime.~~

~~The consolidation of Nusatrip Inc and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period, January 1, 2021, presented in the accompanying carve-out combined and consolidated financial statements.~~

~~NOTE 2 — GOING CONCERN AND LIQUIDITY~~

~~The accompanying carve-out combined and consolidated financial statements have been prepared using the going concern basis of accounting, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of September 30, 2024, the Company has suffered    from net loss of $487,956, working capital deficit of $6,164,541 and accumulated deficit of $5,881,693. These factors raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the date of issuance of this financial statement, without additional debt or equity financing. The continuation of the Company as a going concern is dependent upon the continued financial support from its holding company. Management believes the Company is currently pursuing growth strategy and additional financing for its operations through engaging with more vendors and customers to maximise the sales volume and margin, and continuous improvement in cost control. However, there is no assurance that the Company will be successful in securing sufficient funds to sustain the operations.~~

~~These carve-out combined and consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and liabilities that may result in the Company not being able to continue as a going concern.~~

~~NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES~~

~~These accompanying carve-out combined and consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying carve-out combined and consolidated financial statements and notes.~~

~~● Basis of Presentation~~

~~These accompanying care-out combined and consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).~~

~~F-29~~

~~NUSATRIP INCORPORATED~~
~~NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS~~
~~FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023~~
~~(Currency expressed in United States Dollars (“US$”))~~

~~NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)~~

~~● Emerging Growth Company~~

~~The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.~~

~~Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.~~

~~● Use of Estimates and Assumptions~~

~~In preparing these carve-out combined and consolidated financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheet and revenues and expenses during the years reported. Actual results may differ from these estimates. If actual results significantly differ from the Company’s estimates, the Company’s financial condition and results of operations could be materially impacted. Significant estimates in the period include the allowance for doubtful accounts on accounts receivable, the incremental borrowing rate used to calculate right of use assets and lease liabilities, useful lives of intangible assets, impairment of long-lived assets, revenue recognition, and deferred tax assets and the related valuation allowance.~~

~~● Basis of Consolidation~~

~~The carve-out and combined consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.~~

~~● Noncontrolling Interest~~

~~The Company accounts for noncontrolling interests in accordance with ASC Topic 810, which requires the Company to present noncontrolling interests as a separate component of total shareholders’ equity on the consolidated balance sheets and the consolidated net loss attributable to its noncontrolling interest be clearly identified and presented on the face of the consolidated statements of operations and comprehensive loss.~~

~~● Segment Reporting~~

~~ASC Topic 280, Segment Reporting (“Topic 280”) establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organization structure as well as information about geographical areas, business segments and major customers in consolidated financial statements. The Company currently operates in five reportable operating segments: (i) Ticketing, (ii) Online advertisement, (iii) Hotel reservation, (iv) Hotel technology platform software, and (v) Ancillary. All operating segments are aggregated into single reporting segment in profit or loss and total assets, as reviewed and determined by Chief Operating Decision Maker, or CODM that having similar economic characteristics by quantitative and qualitative aggregation criteria. All the operating segments by products are generated by same operating resources which are not separated in each consolidated company or in group.~~

~~● Cash and Cash Equivalent~~

~~Cash and cash equivalents are carried at cost and represent cash on hand, demand deposits placed with banks or other financial institutions and all highly liquid investments with an original maturity of three months or less as of the purchase date of such investments.~~

~~F-30~~

~~NUSATRIP INCORPORATED~~
~~NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS~~
~~FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023~~
~~(Currency expressed in United States Dollars (“US$”))~~

~~NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)~~

~~● Restricted cash~~

~~Restricted cash refers to cash that is held by the Company for specific reasons and is, therefore, not available for immediate ordinary business use. The restricted cash represented fixed deposit maintained in bank accounts that are pledged. As of September 30, 2024 and December 31, 2023, the restricted cash amounted to $54,100 and $95,100, respectively.~~

~~● Accounts Receivable~~

~~Accounts receivables are recorded at the amounts that are invoiced to customers, do not bear interest, and are due within contractual payment terms, generally 30 to 90-days from completion of service or the delivery of a product. Credit is extended based on an evaluation of a customer’s financial condition, the customer’s creditworthiness and their payment history. Accounts receivable outstanding longer than the contractual payment terms are considered past due.~~

~~Past due balances over 90 days and over a specified amount are reviewed individually for collectability. Quarterly, the Company specifically evaluates individual customer’s financial condition, credit history, and the current economic conditions to monitor the progress of the collection of accounts receivables. The Company records bad debt expense and records an allowance for doubtful accounts for any estimated losses resulting from the inability of its customers to make required payments. For receivables that are past due or not being paid according to payment terms, appropriate actions are taken to pursue all means of collection, including seeking legal resolution in a court of law. Account balances are charged off against the allowance for doubtful accounts after all means of collection have been exhausted and the potential for recovery is considered remote. Currently, the Company performs ongoing credit evaluation of its customers and generally does not require collateral. The Company makes estimates of expected credit losses for the allowance for doubtful accounts based upon its assessment of various factors, including (i) historical experience, (ii) the age of the accounts receivable balances, (iii) credit quality of its customers, (iv) current economic conditions, (v) reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. Expected credit losses are estimated on a pool basis when similar risk characteristics exist using an age-based reserve model. Receivables that do not share risk characteristics are evaluated on an individual basis. Estimates of expected credit losses on trade receivables are recorded at inception and adjusted over the contractual life.~~

~~The Company did not recognize any allowance for doubtful accounts and credit losses at September 30, 2024 and December 31, 2023.~~

~~● Inventories~~

~~Inventories are stated at the lower of cost or net realizable value, cost being determined on a first-in-first-out method. Costs is air ticket which is purchased from the Company’s suppliers as trading goods. The inventories are generally hold for 0 to 180 days. The Company provides inventory allowances based on excess and obsolete inventories determined principally by customer demand. During the nine months ended September 30, 2024 and year ended December 31, 2023, the Company did not record any allowance for obsolete inventories and the inventories were amounted to $195,866 and $309,379 at September 30, 2024 and December 31, 2023, respectively.~~

~~● Prepaid Expenses~~

~~Prepaid expenses represent payments made in advance for products or services to be received in the future and are amortized to expense on a ratable basis over the future period to be benefitted by that expense. Since the Company has prepaid expenses categorized as both current and non-current assets, the benefits associated with the products or services are considered current assets if they are expected to be used during the next twelve months and are considered non-current assets if they are expected to be used over a period greater than one year.~~

~~● Plant and Equipment~~

~~Plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational:~~

~~Expected useful lives~~

~~Computer equipment~~	~~3 years~~
~~Office equipment~~	~~5 years~~
~~Renovation~~	~~5 years~~

~~Expenditures for repairs and maintenance are expensed as incurred. When assets have been retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.~~

~~● Impairment of Long-lived Assets~~

~~In accordance with the provisions of ASC Topic 360, “Impairment or Disposal of Long-Lived Assets”, all long-lived assets such as plant and equipment held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future~~

~~F-31~~

~~NUSATRIP INCORPORATED~~
~~NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS~~
~~FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023~~
~~(Currency expressed in United States Dollars (“US$”))~~

~~NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)~~

~~undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. There has been no impairment charge for the year/periods presented.~~

~~● Revenue Recognition~~

~~1. Identify the contract(s) with a customer;~~

~~2. Identify the performance obligations in the contract;~~

~~3. Determine the transaction price;~~

~~4. Allocate the transaction price to the performance obligations in the contract; and~~

~~5. Recognize revenue when (or as) the entity satisfies a performance obligation.~~

~~The Company is a leading Jakarta-based Online Travel Agency (“OTA”) in Indonesia and across SEA. The NusaTrip acquisition extended the Company’s business reach into SEA regional travel industry and marked the Company’s first foray into Indonesia. Established in 2013 as the first Indonesian OTA accredited by the International Air Transport Association, NusaTrip pioneered offering a comprehensive range of airlines and hotels to Indonesian corporate and retail customers. With its first mover advantage, NusaTrip has onboarded over 1.2 million registered users, over 500 airlines and over 200,000 hotels around the world as well as connected with over 80 million unique visitors.~~

~~The Company’s revenues are substantially reported on a net basis as the travel supplier is primarily responsible for providing the underlying travel services and the Company does not control the service provided by the travel supplier to the traveler. Revenue from air ticketing services, air ticket commission, hotel reservation, train ticket, car rental, ancillary revenue including insurance commissions and refund margin are substantially recognized at a point of time when the performance obligations that are satisfied. These revenues cover B2B and B2C sales channel segments.~~

~~The Company has a software subscription revenue generated from hotels in Vietnam, and online advertising revenue, reported on a gross basis, providing a hotel booking management platform for hotel management purposes, and brand advertisement purposes. These revenues are recognized ratably over the time or upon relevant performance obligations being fulfilled.~~

~~Ticketing services~~

~~The Company receives the spread margin from B2B and B2C customers and commissions from travel suppliers for ticketing reservations through the Company’s transaction and service platform under various services agreements. Spread margin and commissions from ticketing reservations rendered are recognized when tickets are issued as this is when the Company’s performance obligation is satisfied. The Company is not entitled to a spread margin and commission fee for the tickets canceled by the end users. Losses incurred from cancelations are immaterial due to a historical low cancelation rate and minimal administrative costs incurred in processing cancelations. The Company occasionally purchases tickets in advance from travel suppliers to reserve inventory for peak travel periods. These advance-purchased tickets are recorded in inventory until sold. However, the Company does not control these tickets in a manner that would suggest principal status. Instead, the Company acts as an intermediary or agent, facilitating the sale between the travel suppliers and end customers. Revenue from these transactions is presented on a net basis in the income statement, as the Company does not have primary responsibility for fulfilling the ticketing service, does not have discretion in establishing the prices charged to end customers, and does not bear significant inventory risk.~~

~~Online advertising services~~

~~The Company receives advertising revenues, which principally represent the sale of banners or sponsorship to customers on the website and mobile. These services are provided continuously over a fixed term as per the customer agreements. Revenue from online advertising services is recognized over time, throughout the duration of the agreement. This method of revenue recognition accurately reflects the ongoing provision of services and the continuous benefit received by the customer as the advertisements are displayed over the agreed period.~~

~~Hotel reservation services~~

~~The Company receives the spread margin from B2B and B2C customers and commissions from travel suppliers for hotel room reservations through the Company’s transaction and service platform. Commissions from hotel reservation services rendered are recognized when the reservation becomes non-cancelable (when the cancelation period provided by the reservation expires) which is the point at which the Company has fulfilled its performance obligation (successfully booking a reservation, which includes certain post-booking services during the cancelation period). Contracts with certain travel suppliers contain incentive commissions typically subject to achieving specific performance targets. The incentive commissions are considered as variable consideration and are estimated and recognized to the extent that the Company is entitled to such incentive commissions. The Company generally receives incentive commissions from monthly arrangements with hotels based on the number of hotel room reservations where end users have completed their stay. The Company presents revenues from such transactions on a net basis in the statements of income and comprehensive income as the Company, generally, does not control the service provided by the travel supplier to the traveler and does not assume inventory risk for canceled hotel reservations.~~

~~F-32~~

~~NUSATRIP INCORPORATED~~
~~NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS~~
~~FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023~~
~~(Currency expressed in United States Dollars (“US$”))~~

~~NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)~~

~~Hotel technology platform software services~~

~~The Company receives subscription fee from travel suppliers for hotel room reservation and marketing system through the Company’s reservation and marketing platform.~~

~~Subscription fee from hotel technology platform software services rendered are recognized ratably over the fixed term of the agreement as services are provided throughout the contract period, where the performance obligations being fulfilled through the usage of our hotel technology platform software services.~~

~~The Company presents revenues from such transactions on a gross basis in the statements of income and comprehensive income as the Company, generally, control the service provided by the travel supplier to the traveler.~~

~~Ancillary services~~

~~Ancillary revenues comprise primarily of the insurance commission and refund margin.~~

~~Insurance commission revenue received from B2B and B2C customers for the sale of travel insurance through the Company’s transaction and service platform. Commission from travel insurance is recognized when the order is confirmed and paid which is the point at which the Company fulfilled its performance obligation. Refund margin revenue received from B2B and B2C customers for the spread arise from reservations cancellation fee between customers and travel suppliers. This is recognized upon the confirmation of refund amount by both customers and travel suppliers which is the point at which the Company fulfilled its performance obligation.~~

~~Principal vs Agent Considerations~~

~~In accordance with ASC Topic 606, Revenue Recognition: Principal Agent Considerations, the Company evaluates the terms in the agreements with its customers and vendors to determine whether or not the Company acts as the principal or as an agent in the arrangement with each party respectively. The determination of whether to record the revenue on a gross or net basis depends upon whether the Company has control over the goods prior to transferring it. This evaluation determined that the Company is not in control of establishing the transaction price, not managing all aspects of the terms, even though taking the risk of campaign results and default payment. Based on the Company’s evaluation of the control model, it determined that all the Company’s major businesses act as the agent rather than the principal within their revenue arrangements and such revenues are reported on a net basis.~~

~~The Company has disaggregated its revenue from contracts with customers, by type of product and service, as follows:~~

		~~Three months ended~~				~~Nine months ended~~
~~Type of product and service~~	~~Timing of revenue recognition~~	~~September 30, 2024~~		~~September 30, 2023~~		~~September 30, 2024~~		~~September 30, 2023~~
~~Ticketing~~	~~Point of time~~	~~$~~	~~154,785~~	~~$~~	~~325,885~~	~~$~~	~~538,761~~	~~$~~	~~1,117,474~~
~~Online advertisement~~	~~Over the time~~		~~—~~		~~299,729~~		~~290,675~~		~~299,729~~
~~Hotel reservation~~	~~Point of time~~		~~6,672~~		~~8,889~~		~~14,678~~		~~104,872~~
~~Hotel technology platform software~~	~~Over the time~~		~~504~~		~~3,105~~		~~6,721~~		~~5,545~~
~~Ancillary~~	~~Point of time~~		~~11,485~~		~~78,966~~		~~36,876~~		~~114,065~~
		~~$~~	~~173,446~~	~~$~~	~~716,574~~	~~$~~	~~887,711~~	~~$~~	~~1,641,685~~

~~● Cost of Revenue~~

~~Cost of revenues consists primarily of payroll compensation of platform information technology personnel, platform hosting and platform software payments to suppliers, and related expenses incurred by the Company which are directly attributable to the Company’s hotel technology platform software services. No cost of revenue of online advertising revenue was recorded as online advertisement is shown on our ready/ongoing website and mobile Apps that is not subject to significant direct cost but general IT maintenance cost which record in General and Administrative Expenses.~~

~~Contract liabilities~~

~~In accordance with ASC Topic 606, a contract liability represents the Company’s obligation to transfer goods or services to a customer when the customer prepays for a good or service or when the customer’s consideration is due for goods and services that the Company will yet provide whichever happens earlier.~~

~~Contract liabilities represent amounts collected from, or invoiced to, customers in excess of revenues recognized, primarily from the billing of annual subscription agreements. The value of contract liabilities will increase or decrease based on the timing of invoices and recognition of revenue. The Company’s contract liability balance was $1,117,735 and $1,220,549, as of September 30, 2024 and December 31, 2023, respectively.~~

~~F-33~~

~~NUSATRIP INCORPORATED~~
~~NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS~~
~~FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023~~
~~(Currency expressed in United States Dollars (“US$”))~~

~~NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)~~

~~● Sales and Marketing~~

~~Sales and marketing expenses include payroll, employee benefits and other headcount-related expenses associated with sales and marketing personnel, and the costs of advertising, promotions, seminars, and other programs. Advertising costs are expensed as incurred. Advertising expenses were $134,926 and $237,580 for the nine months ended September 30, 2024 and 2023, respectively.~~

~~● Income Tax~~

~~The Company adopted the ASC Topic 740 “Income Tax” provisions of paragraph 740-10-25-13, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the unaudited condensed consolidated financial statements. Under paragraph 740-10-25-13, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the unaudited condensed consolidated financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent (50%) likelihood of being realized upon ultimate settlement. Paragraph 740-10-25-13 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of paragraph 740-10-25-13.~~

~~The estimated future tax effects of temporary differences between the tax basis of assets and liabilities are reported in the accompanying balance sheets, as well as tax credit carry-backs and carry-forwards. The Company periodically reviews the recoverability of deferred tax assets recorded on its balance sheets and provides valuation allowances as management deems necessary.~~

~~In addition to U.S. income taxes, the Company and its wholly-owned foreign subsidiaries, is subject to income taxes in the jurisdictions in which it operates. Significant judgment is required in determining the provision for income tax, there may be transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on the Company’s current understanding of the tax law. Where the final tax outcome of these matters is different from the carrying amounts, such differences will impact the current and deferred tax provisions in the period in which such determination is made.~~

~~● Foreign Currencies Translation and Transactions~~

~~The reporting currency of the Company is the United States Dollar (“US$”) and the accompanying consolidated unaudited condensed financial statements have been expressed in US$. The Company’s subsidiaries operating in Singapore maintain its books and record in US$. In addition, the Company’s subsidiaries are operating in the Republic of Vietnam, Malaysia and Indonesia and maintains its books and record in its local currency, Vietnam Dong (“VND”), Malaysian Ringgit (“MYR”) and Indonesian Rupiah (“IDR”), respectively, which are the functional currencies in which the subsidiary’s operations are conducted. In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$s, in accordance with ASC Topic 830, “Translation of Financial Statement” (“ASC 830”) using the applicable exchange rates on the balance sheet date. Shareholders’ equity is translated using historical rates. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from the translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income (loss) within the unaudited condensed statements of changes in shareholder’s equity.~~

~~F-34~~

~~NUSATRIP INCORPORATED~~
~~NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS~~
~~FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023~~
~~(Currency expressed in United States Dollars (“US$”))~~

~~NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)~~

~~Translation of amounts from VND into US$ has been made at the following exchange rates for the nine months ended September 30, 2024 and 2023 and the year ended December 31, 2023:~~

	~~September 30, 2024~~		~~September 30, 2023~~		~~December 31, 2023~~
~~Period/year-end VND:US$ exchange rate~~	~~$~~	~~0.000041~~	~~$~~	~~0.000041~~	~~$~~	~~0.000041~~
~~Period/annual average VND:US$ exchange rate~~	~~$~~	~~0.000040~~	~~$~~	~~0.000042~~	~~$~~	~~0.000042~~

~~Translation of amounts from IDR into US$ has been made at the following exchange rates for the nine months ended September 30, 2024 and 2023 and the year ended December 31, 2023:~~

	~~September 30, 2024~~		~~September 30, 2023~~		~~December 31, 2023~~
~~Period/year-end IDR:US$ exchange rate~~	~~$~~	~~0.000066~~	~~$~~	~~0.000064~~	~~$~~	~~0.000065~~
~~Period/annual average IDR:US$ exchange rate~~	~~$~~	~~0.000063~~	~~$~~	~~0.000066~~	~~$~~	~~0.000066~~

~~Translation of amounts from MYR into US$ has been made at the following exchange rates for the nine months ended September 30, 2024 and 2023 and the year ended December 31, 2023:~~

	~~September 30, 2024~~		~~September 30, 2023~~		~~December 31, 2023~~
~~Period/year-end MYR:US$ exchange rate~~	~~$~~	~~0.242665~~	~~$~~	~~0.212764~~	~~$~~	~~0.217510~~
~~Period/annual average MYR:US$ exchange rate~~	~~$~~	~~0.215917~~	~~$~~	~~0.221567~~	~~$~~	~~0.219348~~

~~Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case may be, at the rate on the date of the transaction and included in the results of operations as incurred.~~

~~● Comprehensive Income~~

~~ASC Topic 220, “Comprehensive Income”, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying consolidated statements of changes in shareholders’ equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.~~

~~● Earnings Per Share~~

~~Basic per share amounts are calculated using the weighted average shares outstanding during the year, excluding unvested restricted stock units. The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method, only “in the money” dilutive instruments impact the diluted calculations in computing diluted earnings per share. Diluted calculations reflect the weighted average incremental common shares that would be issued upon exercise of dilutive options assuming the proceeds would be used to repurchase shares at average market prices for the years.~~

~~For the year ended December 31, 2023 and nine months ended September 30, 2024 and 2023, diluted weighted-average common shares outstanding is equal to basic weighted-average common shares, due to the Company’s net loss position. Hence, no common stock equivalents were included in the computation of diluted net loss per share since such inclusion would have been antidilutive.~~

~~F-35~~

~~NUSATRIP INCORPORATED~~
~~NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS~~
~~FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023~~
~~(Currency expressed in United States Dollars (“US$”))~~

~~NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)~~

~~● Leases~~

~~The Company adopted ASC Topic 842, “Leases” (“ASC 842”) to determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the consolidated balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in the consolidated balance sheets.~~

~~ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the~~

~~Company’s leases do not provide an implicit rate, the Company generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.~~

~~The Company adopted ASC Topic 842, “Leases” (“ASC 842”) to determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the consolidated balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in the consolidated balance sheets.~~

~~ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.~~

~~In accordance with the guidance in ASC 842, components of a lease should be split into three categories: lease components (e.g. land, building, etc.), non-lease components (e.g. common area maintenance, consumables, etc.), and non-components (e.g. property taxes, insurance, etc.). Subsequently, the fixed and in-substance fixed contract consideration (including any related to non-components) must be allocated based on the respective relative fair values to the lease components and non-lease components.~~

~~When a lease is terminated before the expiration of the lease term, irrespective of whether the lease is classified as a finance lease or an operating lease, the lessee would derecognize the ROU asset and corresponding lease liability. Any difference would be recognized as a gain or loss related to the termination of the lease. Similarly, if a lessee is required to make any payments or receives any consideration when terminating the lease, it would include such amounts in the determination of the gain or loss upon termination.~~

~~As of September 30, 2024 and December 31, 2023, the Company recognized the right of use assets of $154,414 and $243,733, respectively.~~

~~F-36~~

~~NUSATRIP INCORPORATED~~
~~NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS~~
~~FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023~~
~~(Currency expressed in United States Dollars (“US$”))~~

~~● Retirement Plan Costs~~

~~Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying consolidated statements of operation as the related employee service is provided.~~

~~● Related Parties~~

~~The Company follows the ASC Topic 850-10, “Related Party” for the identification of related parties and disclosure of related party transactions.~~

~~Pursuant to section 850-10-20 the related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825-10-15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.~~

~~The carve-out combined and consolidated financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each unaudited condensed balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.~~

~~● Commitments And Contingencies~~

~~The Company follows the ASC Topic 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.~~

~~F-37~~

~~NUSATRIP INCORPORATED~~
~~NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS~~
~~FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023~~
~~(Currency expressed in United States Dollars (“US$”))~~

~~NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)~~

~~If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s unaudited condensed financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time, that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.~~

~~● Fair Value Measurement~~

~~The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurements and Disclosures (“ASC Topic 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC Topic 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:~~

~~● Level 1: Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;~~

~~● Level 2: Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and~~

~~● Level 3: Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.~~

~~The carrying amounts of the Company’s financial assets and liabilities, such as cash and cash equivalents, accounts receivable, deposits, prepayments and other receivables, accounts payable, accrued liabilities and other payables, contract liabilities and amounts due from/ to related parties, approximate their fair values because of the short maturity  of these instruments.~~

~~● Recently Issued Accounting Pronouncements~~

~~From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date.~~

~~In November 2023, the FASB issued ASU No 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 expands disclosures about a public entity’s reportable segments and requires more enhanced information about a reportable segment’s expenses, interim segment profit or loss, and how a public entity’s chief operating decision maker uses reported segment profit or loss information in assessing segment performance and allocating resources. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted.~~

~~In December 2023, the FASB issued ASU No 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”). ASU 2023-09 expands disclosures in the rate reconciliation and requires disclosure of income taxes paid by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted.~~

~~Except as mentioned above, there are no new recently issued accounting standards that will have a material impact on the Company’s carve-out combined and consolidated financial statements. The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s carve-out combined and consolidated financial statements.~~

~~F-38~~

~~NUSATRIP INCORPORATED~~
~~NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS~~
~~FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023~~
~~FOR THE YEAR ENDED DECEMBER 31, 2023~~
~~(Currency expressed in United States Dollars (“US$”))~~

~~NOTE 4 —INVENTORIES~~

	~~September 30, 2024~~		~~December 31, 2023~~
~~Finished goods~~	~~$~~	~~195,866~~	~~$~~	~~309,379~~
~~Less:~~
~~Reserve for excess and obsolete inventory~~		~~—~~		~~—~~
~~Total Inventories~~	~~$~~	~~195,866~~	~~$~~	~~309,379~~

~~All finished goods inventories were related to air tickets with general holding period of 0 to 180 days. The costs are recognized directly by net off against the Gross Merchandise Value to derive the revenue during the year ended December 31, 2023 and nine months ended September 30, 2024 and 2023, respectively. The inventories amounted to $195,866 and $309,379 at September 30, 2024 and December 31, 2023, respectively.~~

~~NOTE 5 — PLANT AND EQUIPMENT~~

	~~September 30, 2024~~			~~December 31, 2023~~
~~At cost:~~
~~Computer~~	~~$~~	~~272,652~~		~~$~~	~~268,521~~
~~Office equipment~~		~~11,944~~			~~2,086~~
~~Renovation~~		~~223,973~~			~~220,611~~
		~~508,569~~			~~491,218~~
~~Less: accumulated depreciation~~		~~(356,789~~	~~)~~		~~(284,079~~	~~)~~
		~~151,780~~			~~207,139~~

~~Depreciation expense was $21,590 and $22,135 for the three months ended September 30, 2024 and 2023, respectively.~~

~~Depreciation expense was $64,940 and $65,921 for the nine months ended September 30, 2024 and 2023, respectively.~~

~~Depreciation expense was $88,706 for the year ended December 31, 2023.~~

~~None of the above depreciation was recognised under cost of revenue.~~

~~NOTE 6 — INTANGIBLE ASSETS~~

~~As of September 30, 2024 and December 31, 2023, intangible assets consisted of the following:~~

	~~Useful life~~	~~September 30, 2024~~			~~December 31, 2023~~
~~At cost:~~
~~Software~~	~~8 years~~	~~$~~	~~598,913~~		~~$~~	~~589,839~~
~~Licensing~~	~~4 years~~		~~6,316~~			~~6,220~~
			~~605,229~~			~~596,059~~
~~Less: accumulated amortization~~			~~(557,785~~	~~)~~		~~(530,268~~	~~)~~
		~~$~~	~~47,444~~		~~$~~	~~65,791~~

~~Amortization of intangible assets was $6,160 and $6,453 for the three months ended September 30, 2024 and 2023, respectively.~~

~~Amortization of intangible assets was $18,479 and $19,359 for the nine months ended September 30, 2024 and 2023, respectively.~~

~~Amortization of intangible assets was $25,812 for the year ended December 31, 2023.~~

~~None of the above amortization was recognised under cost of revenue.~~

~~F-39~~

~~NUSATRIP INCORPORATED~~
~~NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS~~
~~FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023~~
~~(Currency expressed in United States Dollars (“US$”))~~

~~NOTE 7 — LEASES~~

~~The Company has entered into commercial operating leases for office space. Operating leases are included in the right-of-use lease assets, other current liabilities and long-term lease liabilities on the Carve-out Combined Consolidated Balance Sheet. Right-of-use assets and lease liabilities are recognized at each lease’s commencement date based on the present values of its lease payments over its respective lease term. When a borrowing rate is not explicitly available for a lease, the Company’s incremental borrowing rate is used based on information available at the lease’s commencement date to determine the present value of its lease payments. Operating lease payments are recognized on a straight-line basis over the lease term. The Company had no financing leases as of September 30, 2024 and December 31, 2023.~~

~~Other supplemental information about the Company’s operating lease as of:~~

	~~September 30, 2024~~		~~December 31, 2023~~
~~Weighted average discount rate~~	~~7.24~~	~~%~~	~~6.45~~	~~%~~
~~Weighted average remaining lease term (years)~~	~~1.26~~		~~2.33~~

~~The Company excluded short-term leases (those with lease terms of less than one year at inception) from the measurement of lease liabilities or right-of-use assets. The following tables summarize the lease expense, as follows:~~

	~~Nine months ended September 30,~~				~~Year ended December,~~
	~~2024~~		~~2023~~		~~2023~~
~~Operating lease expense (per ASC 842)~~	~~$~~	~~89,222~~	~~$~~	~~75,672~~	~~$~~	~~105,730~~
~~Short-term lease expense (other than ASC 842)~~		~~21,281~~		~~39,586~~		~~52,575~~
~~Total lease expense~~	~~$~~	~~110,503~~	~~$~~	~~115,258~~	~~$~~	~~158,305~~

~~Cash paid for the operating leases was approximately $88,306 and $91,394 for the nine months ended September 30, 2024 and 2023, respectively.~~

~~Cash paid for the operating leases was approximately $127,329 for the year ended December 31, 2023.~~

~~As of September 30, 2024, right-of-use assets were $154,414 and lease liabilities were $155,765.~~

~~As of December 31, 2023, right-of-use assets were $243,733 and lease liabilities were $244,071.~~

~~Components of Lease Expense~~

~~We recognize lease expense on a straight-line basis over the term of our operating leases, as reported within “general and administrative” expense on the accompanying consolidated statement of operations.~~

~~F-40~~

~~NUSATRIP INCORPORATED~~
~~NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS~~
~~FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023~~
~~(Currency expressed in United States Dollars (“US$”))~~

~~NOTE 7 — LEASES (cont.)~~

~~Future Contractual Lease Payments as of September 30, 2024~~

~~The below table summarizes our (i) minimum lease payments over the next three years, (ii) lease arrangement implied interest, and (iii) present value of future lease payments for the next three years ending September 30:~~

~~Nine months ended September 30,~~	~~Operating lease amount~~
~~2025~~	~~$~~	~~140,049~~
~~2026~~		~~23,535~~
~~Total~~		~~163,584~~
~~Less: interest~~		~~(7,819~~	~~)~~
~~Present value of lease liabilities~~	~~$~~	~~155,765~~
~~Less: non-current portion~~		~~(21,798~~	~~)~~
~~Present value of lease liabilities – current liabilities~~	~~$~~	~~133,967~~

~~NOTE 8 — AMOUNTS DUE TO RELATED PARTIES~~

~~As of September 30, 2024 and December 31, 2023, the amounts due from (to) related parties consisted of the following as of the years indicated:~~

~~Name of Companies~~	~~September 30, 2024~~			~~December 31, 2023~~
~~Amount due from related parties~~
~~SoPa Technology Pte Ltd~~	~~$~~	~~—~~		~~$~~	~~665,575~~
~~Thoughtful (Thailand) Co Ltd~~		~~1,086~~			~~1,906~~
~~Thoughtful Media Group Co Ltd~~		~~2,050~~			~~163~~
~~SoPa Technology Co Ltd~~		~~—~~			~~324~~
~~Society Pass Incorporated~~		~~73,800~~			~~—~~

~~Total~~	~~$~~	~~76,936~~		~~$~~	~~667,968~~

~~Amount due to related parties~~
~~Society Pass Incorporated~~	~~$~~	~~(1,046,393~~	~~)~~	~~$~~	~~(927,266~~	~~)~~
~~SoPa Technology Pte Ltd~~		~~(992,644~~	~~)~~		~~(1,637,147~~	~~)~~
~~Thoughtful Media Group Co Ltd~~		~~(41,041~~	~~)~~		~~(88,150~~	~~)~~
~~PT Thoughtful Media Indonesia~~		~~(217,140~~	~~)~~		~~(260,000~~	~~)~~
~~SoPa Technology Co Ltd~~		~~(46,257~~	~~)~~		~~(84,092~~	~~)~~
~~Adactive Media CA Incorporated~~		~~(37,916~~	~~)~~		~~—~~
~~Le Huynh Ngoc Phan~~		~~—~~			~~(6,504~~	~~)~~
~~Ngo Thi Cham~~		~~—~~			~~(12,300~~	~~)~~
	~~$~~	~~(2,381,391~~	~~)~~	~~$~~	~~(3,015,459~~	~~)~~

~~The amounts due from (to) related parties as discussed above are non-trade, unsecured, interest-free and have no fixed terms of repayment. These related parties are controlled by Society Pass Inc.~~

~~F-41~~

~~NUSATRIP INCORPORATED~~
~~NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS~~
~~FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023~~
~~(Currency expressed in United States Dollars (“US$”))~~

~~NOTE 9 — SHAREHOLDERS’ EQUITY~~

~~Authorized stock~~

~~The Company is authorized to issue two classes of stock. The total number of shares of stock which the Company is authorized to issue is 210,000,000 shares of capital stock, consisting of 200,000,000 shares of Common Stock at $0.0001 par value per share, of which 14,000,000 shares are designated and 10,000,000 shares of preferred stock at $0.0001 par value per share, of which 0 shares are designated.~~

~~Common stock~~

~~Voting Rights: Each share of the Company’s common stock entitles its holder to one vote per share on all matters to be voted or consented upon by the stockholders. Holders of the Company’s common stock are not entitled to cumulative voting rights with respect to the election of directors.~~

~~Dividend Right: Subject to limitations under Nevada law and preferences that may apply to any shares of preferred stock that the Company may decide to issue in the future, holders of the Company’s ordinary share are entitled to receive ratably such dividends or other distributions, if any, as may be declared by the Board of the Company out of funds legally available therefor.~~

~~Liquidation Right: In the event of the liquidation, dissolution or winding up of our business, the holders of the Company’s ordinary share are entitled to share ratably in the assets available for distribution after the payment of all of the debts and other liabilities of the Company, subject to the prior rights of the holders of the Company’s preferred stock.~~

~~Other Matters: The holders of the Company’s common stock have no subscription, redemption or conversion privileges. The Company’s ordinary share does not entitle its holders to preemptive rights. All of the outstanding shares of the Company’s common stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of the Company’s common stock are subject to the rights of the holders of shares of any series of preferred stock which the Company may issue in the future.~~

~~F-42~~

~~NUSATRIP INCORPORATED~~
~~NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS~~
~~FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023~~
~~(Currency expressed in United States Dollars (“US$”))~~

~~NOTE 9 — SHAREHOLDERS’ EQUITY (cont.)~~

~~As of September 30, 2024 and December 31, 2023, the Company had a total of 14,000,000 and 1,000 shares of its common stock issued and outstanding respectively.~~

~~Preferred Stock~~

~~On May 22, 2023, we designated 50,000 shares of our preferred stock as Super Voting Preferred Stock. On June 21, 2024, we designated an additional 25,000 shares of our preferred stock as Super Voting Preferred Stock.~~

~~On September 3, 2024, we have issued 75,000 shares of the Company’s Super Voting Preferred Stock to Heather Maynard. On October 14, 2024, we have cancelled the Company’s Super Voting Preferred Stock to Heather Maynard and the 75,000 Super Voting Preferred Stocks are held in the treasury.~~

~~Voting Rights: Each share of the Company’s preferred stock entitles its holder to 1,000 votes per share and votes with the Company’s Common Stock as a single class on all matters to be voted or consented upon by the stockholders.~~

~~Dividend Right: The holders of the Company’s preferred stock are not entitled to any dividend rights.~~

~~Liquidation Right: The holders of the Company’s preferred stock are not entitled to any liquidation preference.~~

~~Conversion Rights: The shares of the Company preferred stock are not convertible into the Company’s common stock.~~

~~Redemption Rights: The Super Voting Preferred Stock is not subject to any redemption rights.~~

~~Other Matters: The holders of the Company’s preferred stock have no subscription or redemption privileges and are not subject to redemption. The Company’s Series Preferred Stock does not entitle its holders to preemptive rights. All of the outstanding shares of the Company’s preferred stock are fully paid and non-assessable.~~

~~NOTE 10 — INCOME TAXES~~

~~The provision for income taxes consisted of the following:~~

	~~Nine months ended September 30,~~				~~Year ended December,~~
	~~2024~~		~~2023~~		~~2023~~
~~Current tax~~	~~$~~	~~3,897~~	~~$~~	~~501~~	~~$~~	~~16,185~~
~~Income tax expense~~	~~$~~	~~3,897~~	~~$~~	~~501~~	~~$~~	~~16,185~~

~~The effective tax rate in the periods/year presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rate. The Company’s subsidiaries mainly operate in United States-Nevada, Indonesia, Singapore, Malaysia and Vietnam that are subject to taxes in the jurisdictions in which they operate, as follows:~~

~~United States~~

~~The Company is registered in the Nevada and is subject to the tax laws of United States. As of September 30, 2024 and December 31, 2023, no operating losses which can be carried forward to offset future taxable income.~~

~~Vietnam~~

~~MLTCL and VITS operating in Vietnam is subject to the Vietnam Income Tax at a standard income tax rate of 20% during its tax year.~~

~~As of September 30, 2024, MLTCL incurred $670,470 of cumulative net operating losses which can be carried forward to offset future taxable income. The net operating loss generated in a tax year can be carried forward for five (5) years. The net operating losses starts to expire in 2021 until 2026. The Company has provided for a full valuation allowance against the deferred tax assets of $134,094 on the expected future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will not be realized in the future.~~

~~F-43~~

~~NUSATRIP INCORPORATED~~
~~NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS~~
~~FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023~~
~~(Currency expressed in United States Dollars (“US$”))~~

~~NOTE 10 — INCOME TAXES (cont.)~~

~~Singapore~~

~~Nusatrip International and Nusatrip Singapore operating in Singapore are subject to the Singapore Income Tax at a standard income tax rate of 17% during its tax year.~~

~~As of September 30, 2024, the operation in the Singapore incurred $45,015 of cumulative net operating losses which can be carried forward to offset future taxable income. The net operating loss carryforwards have no expiration. The Company has provided for a full valuation allowance against the deferred tax assets of $7,652 on the expected future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will not be realized in the future.~~

~~Malaysia~~

~~Nusatrip Malaysia operating in Malaysia is subject to the Malaysia Income Tax at a standard income tax rate of 24% during its tax year.~~

~~As of September 30, 2024, the operation in the Malaysia incurred $22,575 of cumulative net operating losses which can be carried forward to offset future taxable income. The net operating loss carryforwards have no expiration. The Company has   provided for a full valuation allowance against the deferred tax assets of $5,418 on the expected future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will not be realized in the future.~~

~~Indonesia~~

~~PTTSM is registered in Indonesia and is subject to the tax laws of Indonesia at a standard income tax rate of 22% during its tax year.~~

~~As of September 30, 2024, PTTSM incurred $7,749,245 of cumulative net operating losses which can be carried forward to offset future taxable income. The net operating loss carryforwards have no expiration. The Company has provided for a partial valuation allowance against the deferred tax assets of $1,704,834     on the expected future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will not be realized in the future.~~

~~Uncertain tax position~~

~~The Company is subject to taxation in the U.S. and various foreign jurisdictions. U.S. federal income tax returns for 2018 and after remaining open to examination. We and our subsidiaries are also subject to income tax in multiple foreign jurisdictions. Generally, foreign income tax returns after 2017 remain open to examination. No income tax returns are currently under examination. As of September 30, 2024 and December 31, 2023, the Company does not have any unrecognized tax benefits, and continues to monitor its current and prior tax positions for any changes. The Company recognizes penalties and interest related to unrecognized tax benefits as income tax expense. For the year ended December 31, 2023, nine months ended September 30, 2024 and 2023, there were no penalties or interest recorded in income tax expense.~~

~~Income tax liability is calculated based on a separate return basis as if SOPA had filed separate tax returns before the completion of the Reorganization. Immediately following the Reorganization, the Company began to file separate tax returns and report the income tax based on the actual tax return of each legal entity under its respective tax regime.~~

~~NOTE 11 — PENSION COSTS~~

~~The Company’s subsidiaries are required to make contributions to their employees under a government-mandated defined contribution pension scheme for its eligible full-times employees locally employed. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. During the nine months ended September 30, 2024 and 2023, $71,010 and $1,395 contributions were made, respectively.~~

~~F-44~~

~~NUSATRIP INCORPORATED~~
~~NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS~~
~~FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2023~~
~~(Currency expressed in United States Dollars (“US$”))~~

~~NOTE 12 — RELATED PARTY TRANSACTIONS~~

~~From time to time, shareholder of the Company advanced funds to the Company for working capital purposes. Those advances are unsecured, non-interest bearing and due on demand.~~

~~The Company has no other significant or material related party transactions during the years presented except for the audit fee borne by Society Pass Inc amounted to $0 and $125,000 for the nine months ended September 30, 2024 and for the year ended December 31, 2023 respectively.~~

~~NOTE 13 — CONCENTRATIONS OF RISK~~

~~The Company is exposed to the following concentrations of risk:~~

~~(a) Major customers~~

~~For the nine months ended September 30, 2024, the Company had a single customer that constituted 15.25% of its revenue, with accounts receivable of $0 at the period-end.~~

~~For the nine months ended September 30, 2023, the Company had a single customer that constituted 23.06% of its revenues, with accounts receivable of $0 at the period-end.~~

~~(b) Major vendors~~

~~For the nine months ended September 30~~, 2024 and 2023, none of the vendor accounted for 10% or more of the Company’s cost of revenue.

(c) Credit risk

Financial instruments that are potentially subject to credit risk consist principally of accounts receivable. The Company believes the concentration of credit risk in its trade receivables is substantially mitigated by its ongoing credit evaluation process and relatively short collection terms. The Company does not generally require collateral from customers. The Company evaluates the need for an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

(d) Exchange rate risk

The reporting currency of the Company is US$, to date the majority of the revenues and costs are denominated in VND, MYR and IDR and a significant portion of the assets and liabilities are denominated in VND, MYR and IDR. As a result, the Company is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between US$ and VND, MYR and IDR. If VND, MYR and IDR depreciate against US$, the value of VND, MYR and IDR revenues and assets as expressed in US$ financial statements will decline. The Company does not hold any derivative or other financial instruments that expose us to substantial market risk.

~~(e) Economic and political risks~~

~~The Company’s operations are conducted in the Republic of Vietnam, Malaysia, Indonesia and United States. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the Indonesia, Vietnam, Thailand, Philippines and United States, and by the general state of the Vietnam, Thailand, Indonesia, Philippines and United States economy.~~

~~The Company’s operations in Republic of Vietnam, Malaysia and Indonesia are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in the Vietnam and Malaysia, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation.~~

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NUSATRIP INCORPORATED
NOTES TO CARVE-OUT COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE ~~THREE AND NINE MONTHS~~YEAR ENDED ~~SEPTEMBER 30~~DECEMBER 31, 2024 AND 2023
(Currency expressed in United States Dollars (“US$”))

NOTE 14 — ~~COMMITMENTS AND CONTINGENCIES~~CONCENTRATIONS OF RISK (cont.)

(e) Economic and political risks

The Company’s operations are conducted in the Republic of Vietnam, Malaysia, Indonesia and United States. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the Indonesia, Vietnam, Thailand, Philippines and United States, and by the general state of the Vietnam, Thailand, Indonesia, Philippines and United States economy.

The Company’s operations in Republic of Vietnam, Malaysia and Indonesia are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. ~~There is not any obligation or liability including contingent obligation or liability, to the extent that it is not fully reflected in the financial statements.~~

The Company’s results may be adversely affected by changes in the political and social conditions in the Vietnam and Malaysia, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation.

NOTE 15 — SEGMENT INFORMATION

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance.

The Company’s chief operating decision maker has been identified as the Chief Financial Officer (“CODM”), who reviews the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one reportable segment.

When evaluating the Company’s performance and making key decisions regarding resource allocation, the CODM reviews general and administrative expenses which are included in the accompanying statements of operations to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget.

NOTE 16 — COMMITMENTS AND CONTINGENCIES

There is not any obligation or liability including contingent obligation or liability, to the extent that it is not fully reflected in the financial statements.

NOTE 17 — SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued, the Company has evaluated all events or transactions that occurred after ~~September 30~~December 31, 2024, up through ~~November 15, 2024~~March 18, 2025, the Company issued the carve-out combined and consolidated financial statements.

On October 18, 2024, we entered into a securities purchase agreement with the Selling Stockholders. Pursuant to securities purchase agreement, on October 18, 2024, we issued convertible notes (the “Convertible Notes”) to the Selling Stockholders with an aggregate principal amount of $1,600,002 (the “Convertible Notes Offering”). Pursuant to the amendments to the securities purchase agreement for Convertible Notes dated November 13, 2024, entered by the Company and the investors, the Convertible Notes shall automatically convert into shares of our common stock upon the effectiveness of the registration statement at the conversion price of $1.50 per share. We are obligated to pay interest to the Selling Stockholders on the outstanding principal amount at the rate of 6.0% per annum. The Convertible Notes and the interests shall be converted into shares of common stock of the Company at a conversion price of $1.50 per share by the six months anniversary of the issuance date or the consummation of our IPO, whichever earlier. The Convertible Notes were converted into an aggregate of 1,066,668 shares of Common Stock and issued to the investors, and the three private placements were completed on February 10, 2025.

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NUSATRIP INCORPORATED

COMMON STOCK

PROSPECTUS

[*]

[   ], 2025

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this Offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

Until and including [*], 2025 (twenty-five (25) days after the date of this prospectus), all dealers that buy, sell or trade our Common Stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS DATED ~~JANUARY 15~~MARCH 21, 2025

NUSATRIP INCORPORATED

1,066,668 Shares of Common Stock

This prospectus relates to the resale of up to 1,066,668 shares of common stock, $0.0001 par value per share (the “Common Stock”), of NusaTrip Incorporated that may be sold from time to time by the Selling Stockholders named in this prospectus, which includes:

●	1,066,668 shares of Common Stock held by the Selling Stockholders; and

We will not receive any proceeds from the sales of Common Stock by the Selling Stockholders.

No sales of the common stock covered by this prospectus shall occur until after the closing of our initial public offering. Prior to this offering, there has been no public market for our shares. We intend to list our shares of Common Stock on the Nasdaq Capital Market under the symbol “NUTR”. Nasdaq might not approve such application, and if our application is not approved, the Company’s initial public offering cannot be completed and this resale offering will not proceed.

We are an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act of 2012, under applicable U.S. federal securities laws, and are eligible for reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company” for more information.

On October 18, 2024, we entered into a securities purchase agreement with the Selling Stockholders. Pursuant to securities purchase agreement, on October 18, 2024, we will issue convertible notes (the “Convertible Notes”) to the Selling Stockholders with an aggregate principal amount of $1,600,002 (the “Convertible Notes Offering”). We are obligated to pay interest to the Selling Stockholders on the outstanding principal amount at the rate of 6.0% per annum. ~~Pursuant to securities purchase agreement, on October 18, 2024, we issued convertible notes (the “Convertible Notes”) to the Selling Stockholders with an aggregate principal amount of $1,600,002 (the “Convertible Notes Offering”). We are obligated to pay interest to the Selling Stockholders on the outstanding principal amount at the rate of 6.0% per annum.~~ Pursuant to the amendments to the securities purchase agreement for Convertible Notes dated November 13, 2024, entered by the Company and the investors, the Convertible Notes shall automatically convert into shares of our common stock upon the effectiveness of the registration statement at the conversion price of $1.50 per share. The Convertible Notes were converted into an aggregate of 1,066,668 shares of Common Stock and issued to the investors, and the three private placements were completed on February 10, 2025. The Selling Stockholders may offer and sell the Common Stock being offered by this prospectus from time to time in public or private transactions, or both. Thereafter, these sales will occur at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The Selling Stockholders may sell shares to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders, the purchasers of the shares, or both. Any participating broker-dealers and any Selling Stockholders who are affiliates of broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), and any commissions or discounts given to any such broker-dealer or affiliates of a broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act. The Selling Stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their Common Stock. See “Plan of Distribution” for a more complete description of the ways in which the shares may be sold

Investing in our securities is highly speculative and involves a high degree of risk. See “Risk Factors” beginning on page ~~14~~15 for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any state or provincial securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is [*], 2025

[Alternate Page for Resale Prospectus]

THE OFFERING

Common Stock offered by the Selling Stockholders:

This prospectus relates to 1,066,668 shares of Common Stock that may be sold from time to time by the Selling Stockholders named in this prospectus, which includes:

1,066,668 shares of Common Stock issuable upon the conversion of the Convertible Notes.

Shares outstanding at commencement of the offering(1):	~~14,000,000~~15,066,668 shares of Common Stock~~.~~ (including the conversion of convertible note of 1,066,668 shares of common stock).

Shares outstanding after the resale offering~~(1):~~:	~~15~~18,066,668 shares of Common Stock (or ~~2,700,000~~18,516,668 shares if the underwriters in the Company’s initial public offering exercise the over-allotment option in full).

Use of proceeds:	We will not receive any proceeds from the sales of outstanding Common Stock by the Selling Stockholders.

Risk factors:	Investing in our Common Stock involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page ~~14~~15 before deciding to invest in our Common Stock.

Trading market and symbol:	We intend to list our Common Stock on the Nasdaq “NUTR” Market under the symbol “NUTR”. We believe that upon the completion of the Company’s initial public offering, we will meet the standards for listing on Nasdaq. The closing of the initial public offering is contingent upon the successful listing of our Common Stock on Nasdaq.

(1) The number of shares of our Common Stock outstanding prior to this offering, as set forth in the table above, is based on the shares outstanding as of the date of this prospectus.

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USE OF PROCEEDS

We will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. In addition, the underwriters will not receive any compensation from the sale of the Common Stock by the Selling Stockholders. The Selling Stockholders will receive all of the net proceeds from the sales of Common Stock offered by it under this prospectus.

The Selling Stockholders will pay any underwriting discounts and commissions and expenses incurred by them for brokerage, accounting, tax or legal services or any other expenses incurred by them in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and our accountants.

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[Alternate Page for Resale Prospectus]

SELLING STOCKHOLDERS

The shares of Common Stock being offered by the Selling Stockholders are those held by the Selling Stockholders or issuable to the Selling Stockholders upon the exercise of certain convertible notes, that are convertible into shares of Common Stock, held by the Selling Stockholders or automatic conversion of certain convertible notes into shares of Common Stock held by the Selling Stockholders. On October 18, 2024, we entered into a securities purchase agreement with the Selling Stockholders. Pursuant to securities purchase agreement, on October 18, 2024, we issued convertible notes (the “Convertible Notes”) to the Selling Stockholders with an aggregate principal amount of $1,600,002 (the “Convertible Notes Offering”). Pursuant to the amendments to the securities purchase agreement for Convertible Notes dated November 13, 2024, entered by the Company and the investors, the Convertible Notes shall automatically convert into shares of our common stock upon the effectiveness of the registration statement at the conversion price of $1.50 per share. We are obligated to pay interest to the Selling Stockholders on the outstanding principal amount at the rate of 6.0% per annum. The Convertible Notes and the interests shall be converted into shares of common stock of the Company at a conversion price of $1.50 per share by the six months anniversary of the issuance date or the consummation of our IPO, whichever earlier. The Convertible Notes were converted into an aggregate of 1,066,668 shares of Common Stock and issued to the investors, and the three private placements were completed on February 10, 2025.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. For purposes of the table below, a person or group of persons is deemed to have “beneficial ownership” of any shares of Common Stock that such person or any member of such group has the right to acquire within 60 days of the date of this prospectus. For purposes of computing the percentage of outstanding shares of our Common Stock held by each person or group of persons named below, any shares that such person or persons has the right to acquire within 60 days of the date of this prospectus are deemed to be outstanding for such person, but not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership by any person.

The table below lists the Selling Stockholders and other information regarding the beneficial ownership of the shares of Common Stock by each of the Selling Stockholders. The second column lists the number of shares of Common Stock beneficially owned by each Selling Stockholder, based on its ownership of shares of Common Stock, and shares of Common Stock issuable upon the automatic conversion of the Convertible Notes upon the consummation of the Company’s initial public offering. The third column lists the shares of Common Stock being offered by this prospectus by the Selling Stockholders.

In accordance with the terms of the registration provisions of subscription agreements entered into with the initial holders of the Convertible Notes, this prospectus generally covers the resale of the sum of the maximum number of shares of Common Stock issuable upon the exercise of such Convertible Notes, without regard to any limitations on the exercise of these securities. The other shares of Common Stock that are included below were included based on discussions with the underwriter of the Company’s initial public offering, which is being conducted simultaneously with this resale offering. The fourth column of the table below assumes the sale of all of the shares offered by the Selling Stockholders pursuant to this prospectus. The fifth column is based on the assumptions described in the first footnote to the table.

The selling stockholder and/or individuals in control of the selling stockholders, do not hold any positions within the group of companies, nor do they have any significant affiliations within the past three years. Before our initial public offering, the Company is wholly owned by Society Pass. Each selling stockholder is not granted any voting or dividend rights in connection with the Convertible Notes.

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[Alternate Page for Resale Prospectus]

Except as otherwise indicated in the table below, the Selling Stockholders may sell all, some or none of the shares of Common Stock being offered. See “Plan of Distribution.” We therefore have no way of determining the number of shares of Common Stock each Selling Stockholder will hold after this offering. Therefore, the fourth and fifth columns assume that each Selling Stockholder will sell all shares of Common Stock covered by this prospectus.

	Amount of Shares of Common Stock Beneficially Owned Prior to this	Amount of Shares of Common Stock Being	Amount of Shares of Common Stock Beneficially Owned After this Offering
Name of Selling Stockholder(1)	Offering~~Amount of Shares of Common Stock Beneficially Owned Prior to this Offering~~	~~Amount of Shares of Common Stock Being~~ Offered	Shares	Percent(1)
Creative Vision Digital Limited(2)	355,556	355,556	0	0%
GRIT Multi-Strategies Investment Company Limited(3)	355,556	355,556	0	0%
G Bridge Global Investment Limited (4)	355,556	355,556	0	0%
Totals:	1,066,668	1,066,668	0	0%

* Less than 1%.

(1)	Each of the Selling Stockholders will own the number of shares of Common Stock after its name upon the conversion of Convertible Notes owned by it upon the effectiveness of the registration statement of which this prospectus is a part. Share information as of after this Offering assumes all Common Stock listed in this table will be sold. The selling stockholder and/or individuals in control of the selling stockholders, do not hold any positions within the group of companies, nor do they have any significant affiliations within the past three years. Before our initial public offering, the Company is wholly owned by Society Pass. Each selling stockholder is not granted any voting or dividend rights in connection with the Convertible Notes.

(2)	The address of Creative Vision Digital Limited is Unit 407, 4/F., 131-132 Connaught Road West, Hong Kong. Yusi Zheng, director of Creative Vision Digital Limited, has control over the selling stockholder and is deemed as the controlling person of Creative Vision Digital Limited.

(3)	The address of GRIT Multi-Strategies Investment Company Limited is Unit No. 2002, Building 33, Yajule Fuchun Shanju, Huangpu District, Guangzhou City, Guangdong Province, China. Jue Wang has control over the selling stockholder and is deemed as the controlling person of GRIT Multi-Strategies Investment Company Limited. Grit Multi-Strategies Investment Company Limited is affiliated with Grit Securities Limited, a licensed broker in Hong Kong. Grit Multi-Strategies Investment Company Limited has represented to us that it acquired the securities in the ordinary course of business and that, at the time of such acquisition, it is registered for resale and it had no agreements or understandings, directly or indirectly, with any person, including, including Grit Securities Limited to distribute the securities.

(4)	The address of G Bridge Global Investment Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. Yuzhang Zhou has control over the selling stockholder and is deemed as the controlling person of G Bridge Global Investment Limited.

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[Alternate Page for Resale Prospectus]

PLAN OF DISTRIBUTION

Each Selling Stockholder and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on any stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales will occur at a fixed price of $[●] per share until our Common Stock is listed on Nasdaq. Thereafter, these sales will occur at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales;

●	in transactions through broker-dealers that agree with the Selling Stockholders to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with Rule 2121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”); and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the securities or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

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[Alternate Page for Resale Prospectus]

We are required to pay certain fees and expenses incurred by us incident to the registration of the securities. We have agreed to indemnify the Selling Stockholders of shares issued upon conversion of the unsecured promissory notes against certain losses, claims, damages and liabilities relating to the registration of their shares, including liabilities under the Securities Act.

We agreed to keep the registration statement of which this prospectus forms a part effective for a period as shall be required to permit the investors to complete the offer and sale of their shares, unless the shares may be resold pursuant to Rule 144 promulgated under the Securities Act. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the Common Stock for the applicable restricted period, as defined in Regulation M promulgated under the Exchange Act, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the Common Stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

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[Alternate Page for Resale Prospectus]

LEGAL MATTERS

The validity of the shares of Common Stock covered by this prospectus will be passed upon by Loeb and Loeb LLP. Legal matters as to Nevada law will be passed upon for us by Fennemore Craig, P.C. Loeb & Loeb LLP is acting as U.S. securities counsel for the Company and may rely upon Loeb and Loeb LLP with respect to matters governed by Nevada law.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid by the Registrant in connection with the issuance and distribution of the Common Stock being registered. All amounts other than the SEC registration fee, the FINRA filing fee, and the Nasdaq listing fee are estimates.

Expense	Amount Paid or to be Paid
SEC Registration Fee	$4,655
Financial Industry Regulatory Authority, Inc. Filing Fee	$3,833
Nasdaq Listing Fee	$50,000
Printing Fees and Expenses	$8,431
Legal Fees and Expenses	$100,000
Transfer Agent and Registrar Fees	$17,113
Accounting Fees and Expenses	$107,000
Miscellaneous Fees and Expenses	$8,968
Total	$300,000

Item 14. Indemnification of Directors and Officers

Our Articles of Incorporation provides that our officers and directors shall be entitled to be indemnified by us to the fullest extent permitted by the Nevada Revised Statutes.

Section 78.7502(1) of the NRS provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (except an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if such person: (i) is not liable pursuant to NRS Section 78.138 (including for a breach of fiduciary duties that involved intentional misconduct, fraud or a knowing violation of law); or (ii) acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

NRS Section 78.7502(2) further provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred in connection with the defense or settlement of the action or suit if such person: (i) is not liable pursuant to NRS Section 78.138 (including for a breach of fiduciary duties that involved intentional misconduct, fraud or a knowing violation of law); or (ii) acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) and (2) of NRS Section 78.7502, as described above, or in defense of any claim, issue or matter therein, the corporation shall indemnify him or her against expenses (including, without limitation, attorneys’ fees) actually and reasonably incurred by such person in connection with the defense.

II-1

Our Articles of Incorporation and Bylaws provide that the Company shall, to the fullest extent permitted by the NRS, as now or hereafter in effect, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the Company, by reason of the fact that he or she is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding if he or she: (i) is not liable pursuant to NRS Section 78.138 (including for a breach of fiduciary duties that involved intentional misconduct, fraud or a knowing violation of law); or (ii) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Item 15. Recent Sales of Unregistered Securities.

On May 22, 2023, the Company issued 1,000 shares of Common Stock to Society Pass at a price of $0.0001 per share.

On May 22, 2023, the Company designated 50,000 shares of our preferred stock as Super Voting Preferred Stock.

On June 03, 2024, the Company issued an additional 7,999,000 shares of Common Stock to Society Pass at a price of $0.0001 per share.

On June 21, 2024, the Company designated an additional 25,000 shares of our preferred stock as Super Voting Preferred Stock.

On September 2, 2024, the Company issued an additional 6,000,000 shares of Common Stock to Society Pass at a price of $0.0001 per share.

On September 3, 2024, the Company issued 75,000 shares of the Company’s Super Voting Preferred Stock to Heather Maynard. On October 14, 2024, the Company cancelled the Company’s Super Voting Preferred Stock to Heather Maynard and the 75,000 Super Voting Preferred Stocks are held in the treasury.

On October 18, 2024, the Company entered into securities purchase agreements (the “October SPAs”) with three investors for a private placement of Convertible Notes with a principal amount of $1,600,002. The Convertible Notes offering was completed on October 18, 2024. Pursuant to the amendments to the securities purchase agreement   for Convertible Notes dated November 13, 2024, entered by the Company and the investors, the Convertible Notes shall automatically convert into shares of our common stock upon the effectiveness of the registration statement at the conversion price of $1.50 per share. The Convertible Notes mature six months after issuance, at which point the full principal amount and accrued interest will be due and payable. The Convertible Notes will automatically convert into shares of our common stock upon the effectiveness of the registration statement. The Convertible Notes were converted into an aggregate of 1,066,668 shares of Common Stock and issued to the investors, and the three private placements were completed on February 10, 2025.

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Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

The following exhibits are filed as part of this registration statement:

Exhibit No.	Exhibit Description
1.1*	Form of Underwriting Agreement
3.1~~***~~*	Articles of Incorporation of the Company
3.2~~***~~*	Certificate of Amendment to Articles of Incorporation Pursuant to NRS 78.385 and 78.390, effectuating Name Change only.
3.3*	Bylaws of The Company
4.1*	Specimen certificate evidencing Common Stock
4.2*	Form of Underwriter Warrant.
5.1*	Opinion of Fennemore Craig PC regarding the validity of the Shares being registered
10.1*	Executive Officer Employment Agreement, by and between the Registrant and Tjin Patrick Soetanto.
10.2*	Executive Officer Employment Agreement, by and between the Registrant and Yee Siong Tan.
10.3~~***~~*	Form of Independent Director Agreement by and between the Registrant and its Independent Director.
10.4~~***~~*	Form of Indemnification Agreement between the Registrant and its directors and executive officers.
10.5~~***~~*	Securities Purchase Agreement dated October 18, 2024, entered by and between NusaTrip Incorporated and Creative Vision Digital Limited
10.6~~***~~*	Securities Purchase Agreement dated October 18, 2024, entered by and between NusaTrip Incorporated and G Bridge Global Investment Limited
10.7~~***~~*	Securities Purchase Agreement dated October 18, 2024, entered by and between NusaTrip Incorporated and Grit Multi-Strategies Investment Company Ltd
10.8~~***~~*	Employment Agreement, by and between Society Pass Incorporated, the Registrant and Heather Maynard, dated September 15, 2023.
10.9~~***~~*	Amendment No. 1 to the Securities Purchase Agreement dated November 13, 2024, entered by and between NusaTrip Incorporated and Creative Vision Digital Limited
10.10~~***~~*	Amendment No. 1 to the Securities Purchase Agreement dated November 13, 2024, entered by and between NusaTrip Incorporated and G Bridge Global Investment Limited
10.11~~***~~*	Amendment No. 1 to the Securities Purchase Agreement dated November 13, 2024, entered by and between NusaTrip Incorporated and Grit Multi-Strategies Investment Company Ltd
10.12*	Executive Officer Employment Agreement, by and between the Registrant and Albert Nicolas.
10.13*	Executive Officer Employment Agreement, by and between the Registrant and Anson Neo.
14.1~~***~~*	Code of Business Conduct and Ethics
21.1~~***~~*	List of subsidiaries of the Company
23.1*	Consent of Onestop Assurance PAC
23.2*	Consent of Fennemore Craig PC (included in Exhibit 5.1)
23.3*	Consent of Yang & Co. (included in Exhibit 99.1)
99.1*	Opinion of Yang & Co., as to certain Indonesia Legal Matters
99.2~~***~~*	Audit Committee Charter
99.3~~***~~*	Compensation Committee Charter
99.4~~***~~*	Nominating and Corporate Governance Committee Charter
99.5~~***~~*	Executive Compensation Recovery Policy
99.6~~***~~*	Insider Trading Policy
107~~***~~*	Filing Fee Table

* Filed herewith.

~~** To be filed by amendment~~

~~*** Previously filed.~~

† Denotes management compensation plan or contract.

II-3

(b) Financial Statement Schedules

See index to financial statements on page F-1. All schedules have been omitted because they are not required or are not applicable.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Indonesia, on ~~January 15~~March 21, 2025.

NUSATRIP INCORPORATED

By:	/s/ Tjin Patrick Soetanto
Name:	Tjin Patrick Soetanto
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Tjin Patrick Soetanto	Chief Executive Officer	~~January 15~~March 21, 2025
Name: Tjin Patrick Soetanto

/s/ Yee Siong Tan	Chief Financial Officer (Chief Accounting Officer)	~~January 15~~March 21, 2025
Name: Yee Siong Tan

/s/ Heather Maynard	Executive Chairwoman and Director	~~January 15~~March 21, 2025
Name: Heather Maynard

/s/ Vincent Puccio	Director	~~January 15~~March 21, 2025
Name: Vincent Puccio

/s/ Nicole Washko	Director	~~January 15~~March 21, 2025
Name: Nicole Washko

/s/ Michael Freed	Director	~~January 15~~March 21, 2025
Name: Michael ~~Feed~~Freed

/s/ Richard Hou	Director	~~January 15~~March 21, 2025
Name: Richard Hou

II-5

Exhibit 1.1

NUSATRIP INCORPORATED

FORM OF UNDERWRITING AGREEMENT

[●], 2025

Cathay Securities, Inc.

40 Wall St., Suite 3600

New York, NY 10005

As the Representative of several Underwriters named on Schedule A hereto

Ladies and Gentlemen:

The undersigned, NusaTrip Incorporated, a company incorporated under the laws of the State of Nevada (the “Company”), hereby confirms its agreement (this “Agreement”) with Cathay Securities, Inc. (the “Representative” of several underwriters as disclosed in Schedule A attached hereto, collectively the “Underwriters” and each an “Underwriter”) to issue and sell to the Underwriters an aggregate of [  ] shares of common stock, par value $0.0001 per share (“Shares”), of the Company (the “Firm Shares”). The Company also agrees to issue and sell to the Underwriters up to an additional [ ] Shares, representing 15% of the Firm Shares sold in the offering (the “Option Shares”), if and to the extent that the Representative shall have determined to exercise, on behalf of the Underwriters, the right to purchase such Option Shares granted to the Underwriters in Section 1(c) hereof. The Firm Shares and the Option Shares are hereinafter collectively referred to as the “Securities.” The offering and sale of the Securities contemplated by this Agreement is referred to herein as the “Offering.”

1. Purchase and Sale of Securities.

(a) Purchase of Firm Shares. On the basis of the representations and warranties herein contained, but subject to the terms and conditions herein set forth, the Company agrees to issue and sell to the Underwriters an aggregate of [ ] Firm Shares at a purchase price (net of underwriting discounts) of $[●] per share (the “Purchase Price”). The Underwriters, severally and not jointly, agrees to purchase from the Company the Firm Shares set forth opposite its name on Schedule A attached hereto and made a part hereof.

(b) Delivery of and Payment for Firm Shares. Delivery of and payment for the Firm Shares shall be made at [●] A.M., Eastern time, on the [●]th Business Day following the effective date of the Registration Statement (“Effective Date”) or at such time as shall be agreed upon by the Representative and the Company, at the offices of VCL Law LLP (the “Underwriters’ Counsel”) or at such other place as shall be agreed upon by the Representative and the Company. The hour and date of delivery of and payment for the Firm Shares is called the “Closing Date.” The closing of the payment of the Purchase Price for, and delivery of the Firm Shares through the facilities of Depository Trust Company (the “DTC”) for the accounts of the Underwriters is referred to herein as the “Closing.” Payment for the Firm Shares shall be made on the Closing Date by wire transfer in federal (same day) funds upon delivery to the Underwriters the Firm Shares through the full fast transfer facilities of the DTC for the account of the Underwriters. The Firm Shares shall be registered in such names and in such denominations as the Underwriters may request in writing at least one (1) Business Days prior to the Closing Date. The Company shall not be obligated to sell or deliver the Firm Shares except upon tender of payment by the Underwriters for all the Firm Shares.

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(c) Option Shares. The Company hereby agrees to issue and sell to the Underwriters the Option Shares, and the Underwriters shall have the option to purchase, severally and not jointly, in whole or in part, the Option Shares from the Company (the “Over-Allotment Option”), in each case, at a price per share equal to the Purchase Price (the “Over-Allotment Option Purchase Price”). The Company and the Underwriters agree that the Underwriters may only exercise the Over-Allotment Option for the purpose of covering over-allotments made in connection with the offering of the Firm Shares. The Representative may exercise the Over-Allotment Option on behalf of the Underwriters at any time in whole, or from time to time in part, on or before the forty-fifth (45th) day after the Effective Date, by giving written notice to the Company (the “Over-Allotment Exercise Notice”). Each exercise date must be at least one (1) business day after the written notice is given and may not be earlier than the Closing Date nor later than ten (10) business days after the date of such notice. On each day, if any, that the Option Shares are to be purchased, each Underwriter agrees, severally and not jointly, to purchase the number of the Option Shares (subject to such adjustments to eliminate fractional shares as the Representative may determine) that bears the same proportion to the total number of the Option Shares to be purchased on such additional closing date (“Additional Closing Date”) as the number of Firm Shares set forth in Schedule A hereto opposite the name of such Underwriter bears to the total number of the Firm Shares. The Representative may cancel any exercise of the Over-Allotment Option at any time prior to the Closing Date or the applicable Additional Closing Date, as the case may be, by giving written notice of such cancellation to the Company. The Over-Allotment Exercise Notice shall set forth: (i) the aggregate number of Option Shares as to which the Over-Allotment Option is being exercised; (ii) the Over-Allotment Option Purchase Price; (iii) the names and denominations in which the Option Shares are to be registered; and (iv) any Additional Closing Date. Payment for the Option Shares shall be made, against delivery of the Option Shares to be purchased, by wire transfer in immediately available funds to the account(s) specified by the Company to the Representative at least two (2) business day in advance of such payment at the office of VCL Law LLP on any Additional Closing Date, or at such other place on the same or such other date and time, as shall be designated in writing by the Representative. The Company shall not be obligated to sell or deliver the Option Shares except upon tender of payment by the Underwriters for the applicable Option Shares. Delivery of the Option Shares shall be made through the facilities of DTC, unless the Representative shall otherwise instruct.

2. Representations and Warranties of the Company. The Company represents and warrants to the Underwriters as of the Applicable Time (as defined below), the Closing Date, and the applicable Additional Date, as follows:

(a) Filing of Registration Statement.

(i) Pursuant to the Act.

(A) The Company has filed with the U.S. Securities and Exchange Commission (the “Commission”) a registration statement and an amendment or amendments thereto, on Form S-1 (File No. 333-283323), including any related prospectus or prospectuses, for the registration of the Securities under the Securities Act of 1933, as amended (the “Act”), which registration statement and amendment or amendments have been prepared by the Company and conform, in all material respects, with the requirements of the Act and the rules and regulations of the Commission under the Act (the “Regulations”). Except as the context may otherwise require, such registration statement on file with the Commission at the time the registration statement becomes effective (including the prospectus, financial statements, schedules, exhibits and all other documents filed as a part thereof or incorporated therein and all information deemed to be a part thereof as of the Effective Date pursuant to paragraph (b) of Rule 430A of the Regulations), is referred to herein as the “Registration Statement.”

(B) The prospectus to be filed pursuant to Rule 424(b) under the Act after the execution and delivery of this Agreement by the parties hereto, or, if no filing pursuant to Rule 424(b) under the Act is required, the prospectus relating to the Offering included in the Registration Statement at the effective date of the Registration Statement, is hereinafter called the “Prospectus.”

(C) The Registration Statement has been declared effective by the Commission on or prior to the date hereof. “Applicable Time” means 5:00 p.m. Eastern Time, on the date of this Agreement, or such other time as agreed to by the Company and the Underwriters.

(ii) Registration under the Exchange Act. The Securities are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Securities under the Exchange Act nor has the Company received any notification that the Commission is contemplating terminating such registration except as described in the Registration Statement and Prospectus.

(iii) Listing on Nasdaq. The Shares will be approved for listing on the Nasdaq Capital Market (“Nasdaq”) by the Closing Date, subject to official notice of issuance, and the Company has taken no action designed to, or likely to have the effect of, terminating the listing of the Securities on Nasdaq nor has the Company received any notification that Nasdaq is contemplating revoking or withdrawing approval for listing of the Securities.

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(b) No Stop Orders, etc. Neither the Commission nor, to the best of the Company’s knowledge, any state regulatory authority has issued any order preventing or suspending the use of any preliminary prospectus (“Preliminary Prospectus”), the Prospectus or the Registration Statement or has instituted or, to the best of the Company’s knowledge, threatened to institute any proceedings with respect to such an order.

(c) Disclosures in Registration Statement.

(i) 10b-5 Representation.

(A) The Registration Statement, the Disclosure Materials, and the Prospectus and any post-effective amendments thereto, at the time the Registration Statement became effective, complied in all material respects with the requirements of the Act and the Regulations.

(B) The Registration Statement, when it became effective, and any amendment or supplement thereto, did not contain and, at the Closing Date and any Additional Closing Date, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and the Prospectus when filed with the Commission does not contain and, at the Closing Date and any Additional Closing Date, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The representation and warranty made in this Section 2(c)(i)(B) does not apply to statements made or statements omitted in reliance upon and in conformity with written information with respect to the Underwriters furnished to the Company by the Underwriters expressly for use in the Registration Statement or Prospectus or any amendment thereof or supplement thereto. The parties acknowledge and agree that such information provided by or on behalf of any of the Underwriters consists solely of the Underwriters’ names (the “Underwriters’ Information”).

(C) Any issuer free writing prospectus(es) as defined in Rule 433 of the Regulations (the “Issuer Free Writing Prospectus”) and Preliminary Prospectus(es), when taken together as a whole (collectively, the “Disclosure Materials”), do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to statements in or omissions from the Disclosure Materials based upon and in conformity with the Underwriters’ Information.

(ii) Prior Securities Transactions. No securities of the Company have been sold by the Company or by or on behalf of, or for the benefit of, any person or persons controlling, controlled by, or under common control with the Company, except as disclosed in the Registration Statement and Prospectus.

(d) Changes After Dates in Registration Statement.

(i) No Material Adverse Change. Since the end of the period covered by the latest audited financial statements or any interim financial statements included in the Registration Statement, the Disclosure Materials, and the Prospectus, and except as otherwise specifically stated therein: (A) there have been no events, individually or in the aggregate, that have occurred that would have a material adverse effect on the assets, business, conditions, financial position, results of operations or business prospects of the Company and its subsidiaries, taken as a whole, or the ability of the Company to perform its obligations under this Agreements, including the issuance and sale of the Securities, or to consummate the transactions contemplated in the Registration Statement, the Disclosure Materials, and the Prospectus (each of such effects and changes a “Material Adverse Effect” and a “Material Adverse Change,” respectively); and (B) there have been no material transactions entered into by the Company not in the ordinary course of business, other than as contemplated pursuant to this Agreement.

(ii) Recent Securities Transactions, etc. Since the end of the period covered by the latest audited financial statements or interim financial statements included in the Registration Statement, the Disclosure Materials, and the Prospectus, and except as may otherwise be indicated or contemplated herein or disclosed in the Registration Statement, the Disclosure Materials, and the Prospectus, the Company has not, other than with respect to options to purchase Shares at an exercise price equal to the then fair market price of the Shares as determined by the Company’s board of directors, granted to employees, consultants or service providers: (A) issued any securities or incurred any material liability or obligation, direct or contingent, for borrowed money other than in the ordinary course of business; or (B) declared or paid any dividend or made any other distribution on or in respect to its capital stock.

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(e) Independent Accountants. To the best of the Company’s knowledge, Onestop Assurance PAC, whose report is filed with the Commission as part of the Registration Statement, is an independent registered public accountant as required by the Act and the Regulations.

(f) Financial Statements, etc. The financial statements, including the notes thereto and supporting schedules included in the Registration Statement, the Disclosure Materials, and the Prospectus fairly present the financial position and the results of operations of the Company at the dates and for the periods to which they apply; and such financial statements have been prepared in conformity with United States generally accepted accounting principles (“GAAP”), consistently applied throughout the periods involved except as disclosed therein; and the supporting schedules included in the Registration Statement present fairly the information required to be stated therein. The Registration Statement discloses all material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the Company with unconsolidated entities or other persons that may have a material current or future effect on the Company’s financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses, if any. Except as disclosed in the Registration Statement, the Disclosure Materials, and the Prospectus, (i) neither the Company nor any of its subsidiaries has incurred any material liabilities or obligations, direct or contingent, or entered into any material transactions other than in the ordinary course of business, (ii) the Company has not declared or paid any dividends or made any distribution of any kind with respect to its capital stock, (iii) there has not been any change in the capital stock of the Company or any of its subsidiaries any grants under any stock compensation plan, (iv) there has been no change related to stock compensation plans, and, (iv) there has not been any material adverse change in the Company’s long-term or short-term debt.

(g) Authorized Capital; Options, etc. The Company has the duly authorized, issued and outstanding capitalization as set forth in the Registration Statement, the Disclosure Materials, and the Prospectus. Based on the assumptions stated in the Registration Statement, the Disclosure Materials, and the Prospectus, the Company will have on the Closing Date and any Additional Closing Date the adjusted capitalization set forth therein. Except as set forth in, or contemplated by, this Agreement, the Registration Statement, the Disclosure Materials and the Prospectus, on the Effective Date, the Closing Date and any Additional Closing Date, there will be no options, warrants, or other rights to purchase or otherwise acquire any authorized, but unissued share capital of the Company or any security convertible into share capital of the Company, or any contracts or commitments to issue or sell shares or any such options, warrants, rights or convertible securities.

(h) Valid Issuance of Securities, etc.

(i) Outstanding Securities. All issued and outstanding securities of the Company issued prior to the transactions contemplated by this Agreement have been duly authorized and validly issued and are fully paid and non-assessable; the holders thereof have no rights of rescission with respect thereto, and are not subject to personal liability by reason of being such holders; and none of such securities were issued in violation of the preemptive rights of any holders of any security of the Company or similar contractual rights granted by the Company.

(ii) Securities Sold Pursuant to this Agreement. The Securities have been duly authorized for issuance and sale and, when issued and paid for, will be validly issued, fully paid and non-assessable; the Securities are not and will not be subject to the preemptive rights of any holders of any security of the Company or similar contractual rights granted by the Company; and all corporate action required to be taken for the authorization, issuance and sale of the foregoing Securities has been duly and validly taken. The Securities conform in all material respects to all statements with respect thereto contained in the Registration Statement.

(iii) Issuance of Securities. Upon issuance of Securities, and subject to full payment by the Underwriters in accordance with the terms hereof, such Securities will be duly and validly issued, and the persons in whose names the Securities are registered will be entitled to the rights specified in the Securities, and upon the sale and delivery of these Securities, and payment therefor, pursuant to this Agreement, the purchasers will acquire good, marketable and valid title to such Securities, free and clear of all pledges, liens, security interests, charges, claims or encumbrances of any kind.

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(i) Registration Rights of Third Parties. Except as set forth in the Registration Statement, the Disclosure Materials, and the Prospectus, no holders of any securities of the Company or any rights exercisable for or convertible or exchangeable into securities of the Company have the right to require the Company to register any such securities of the Company under the Act or to include any such securities in a registration statement to be filed by the Company.

(j) Validity and Binding Effect of This Agreement. This Agreement has been duly and validly authorized by the Company, and, when executed and delivered by the parties hereto, will constitute, the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except: (i) as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; (ii) as the enforceability of any indemnification or contribution provision may be limited under the federal and state securities laws; and (iii) that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefore may be brought.

(k) No Conflicts. The execution, delivery, and performance by the Company of this Agreement, the consummation by the Company of the transactions herein and therein contemplated and the compliance by the Company with the terms hereof do not and will not, with or without the giving of notice or the lapse of time or both: (i) result in a material breach of, or conflict with any of the terms and provisions of, or constitute a material default under, or result in the creation, modification, termination or imposition of any lien, charge or encumbrance upon any property or assets of the Company pursuant to the terms of any agreement or instrument to which the Company is a party; (ii) result in any violation of the provisions of the Company’s amended and restated memorandum and articles of association or bylaws (as the same may be amended from time to time, the “Charter”); or (iii) violate any existing applicable law, rule, regulation, judgment, order or decree of any governmental agency or court, domestic or foreign, having jurisdiction over the Company or any of its properties or business constituted as of the date hereof, except such violation or breach that would not reasonably be expected to have a Material Adverse Effect.

(l) No Defaults; Violations. Except as described in the Registration Statement, the Disclosure Materials, and the Prospectus, no default exists in the due performance and observance of any term, covenant or condition of any material license, contract, indenture, mortgage, deed of trust, note, loan or credit agreement, or any other material agreement or instrument evidencing an obligation for borrowed money, or any other material agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the properties or assets of the Company is subject, except for such defaults that would not, singly or in the aggregate, result in a Material Adverse Effect to the Company and its subsidiaries when taken as a whole and that are not otherwise disclosed in the Registration Statement, the Prospectus or Disclosure Materials. The Company is not in violation of any term or provision of its Charter, or in violation in any respect of any franchise, license, permit, applicable law, rule, regulation, judgment or decree of any governmental agency or court, domestic or foreign, having jurisdiction over the Company or any of its properties or businesses, except for such defaults that would not, singly or in the aggregate, result in a Material Adverse Effect to the Company and its subsidiaries, taken as a whole, and that are not otherwise disclosed in the Registration Statement, the Prospectus or Disclosure Materials.

(m) Corporate Power; Licenses; Consents.

(i) Conduct of Business. Except as described in the Registration Statement, the Disclosure Materials, and the Prospectus, the Company has all requisite corporate power and authority, and has all necessary authorizations, approvals, orders, licenses, certificates and permits of and from all governmental regulatory officials and bodies that it needs as of the date hereof to conduct its business purpose as described in the Prospectus except, any non-compliance, in each case, would not reasonably be expected to have a Material Adverse Effect.

(ii) Transactions Contemplated Herein. The Company has the corporate power and authority to enter into this Agreement and to carry out the provisions and conditions hereof and thereof, and the consents, authorizations, approvals, and orders required in connection therewith have been obtained. No consent, authorization or order of, and no filing with, any court, government agency or other body is required for the valid issuance, sale and delivery of the Securities and the consummation by the Company of the transactions and agreements contemplated by this Agreement and as contemplated by the Prospectus, except with respect to applicable federal and state securities laws and the rules and regulations of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and Nasdaq.

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(n) D&O Questionnaires. To the Company’s knowledge, all information contained in the questionnaires (the “Questionnaires”) completed by each of the Company’s directors and officers named in the section “Management” in the Prospectus and the beneficial owners of 5% or greater of the Company’s outstanding Shares immediately prior to the Offering (the “Insiders”) as well as in the lock-up agreement in the form attached hereto as Annex IV provided to the Underwriters is true and correct in all respects and the Company has not become aware of any information which would cause the information disclosed in the questionnaires completed by each Insider to become inaccurate and incorrect.

(o) Litigation; Governmental Proceedings. Except as disclosed in the Registration Statement, Disclosure Materials and the Prospectus, there is no action, suit, proceeding, inquiry, arbitration, investigation, litigation or governmental proceeding pending or, to the Company’s knowledge, threatened against, or involving the Company or, to the best of the Company’s knowledge, any executive officer or director that has not been disclosed in the Registration Statement, the Disclosure Materials, and the Prospectus or in connection with the Company’s listing application for the listing of the Securities on Nasdaq.

(p) Good Standing. The Company has been duly incorporated, is validly existing and is in good standing under the laws of the State of Nevada as of the date hereof and is duly qualified to do business and is in good standing in each jurisdiction in which the conduct of business requires such qualification, except where the failure to qualify would not reasonably be expected to have a Material Adverse Effect.

(q) Transactions Affecting Disclosure to FINRA.

(i) Payments Within Twelve (12) Months. Except as described in the Registration Statement, the Disclosure Materials, and the Prospectus, the Company or any Insider has not made any direct or indirect payments (in cash, securities or otherwise) or reached any arrangements, agreements, or understanding with any person or entity relating to any finder’s fee, consulting fee or similar arrangement, in consideration of such person or entity raising capital for the Company or introducing to the Company persons who raised or provided capital to the Company, within the twelve months prior to the Effective Date.

(ii) FINRA Affiliation. To the best of the Company’s knowledge, and except as may have been previously disclosed in writing to the Underwriters, no Insiders have any direct or indirect affiliation or association with any FINRA member (as determined in accordance with the rules and regulations of FINRA).

(r) Foreign Corrupt Practices Act. Neither the Company nor any of its subsidiaries, nor any director or officer of the Company or any of its subsidiaries nor, to the best knowledge of the Company, any agent, employee, affiliate or other person associated with or acting on behalf of the Company or any of its subsidiaries has (i) made, offered, promised or authorized any unlawful contribution, gift, entertainment or other unlawful expense (or taken any act in furtherance thereof), (ii) made, offered, promised or authorized any direct or indirect unlawful payment or (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, or the rules and regulations thereunder, the Bribery Act 2010 of the United Kingdom or any other applicable anti-corruption, anti-bribery or related law, statute or regulation (collectively, the “Anti-Corruption Laws”); the Company and its subsidiaries have conducted their businesses in compliance with Anti-Corruption Laws and have instituted and maintained and will continue to maintain policies and procedures reasonably designed to promote and achieve compliance with such laws and with the representations and warranties contained herein; neither the Company nor any of its subsidiaries will use, directly or indirectly, the proceeds of the Offering in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any person in violation of Anti-Corruption Laws.

(s) Officers’ Certificate. Any certificate signed by any duly authorized officer of the Company and delivered to Underwriters or to Underwriters’ Counsel shall be deemed a representation and warranty by the Company to the Underwriters as to the matters covered thereby.

(t) Lock-Up Period.

(i) Each of the Company’s officers, directors, and holders of 5% or greater securities or capital stock of the Company, including the Shares or any securities convertible into or exercisable or exchangeable for such securities or capital stock, as listed on Schedule B hereto ( the “Lock-Up Parties”) have agreed pursuant to executed lock-up agreements in the form attached hereto as Annex IV that for a period of six (6) months from the Effective Date, such persons and their affiliated parties shall not offer, pledge, sell, contract to sell, grant, lend or otherwise transfer or dispose of, directly or indirectly, any securities of the Company, including Shares or any securities convertible into or exercisable or exchangeable for such securities or capital stock, without the prior written consent of the Underwriters.

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(ii) The Company, on behalf of itself and any successor entity, has agreed that, without the prior written consent of the Underwriters, it will not, for a period of six (6) months from the closing of this Offering, (A) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (B) file or cause to be filed any registration statement with the Commission relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company or (C) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of the Company, whether any such transaction described in clause (A), (B) or (C) above is to be settled by delivery of shares of capital stock of the Company or such other securities, in cash or otherwise. The restrictions contained in this section (ii) shall not apply to the Securities to be sold hereunder.

(u) Subsidiaries. The subsidiaries of the Company are duly organized and in good standing under the laws of the place of organization or incorporation, and each such subsidiary is in good standing in each jurisdiction in which its ownership or lease of property or the conduct of business requires such qualification, except where the failure to qualify would not have a Material Adverse Effect. The Company’s ownership and control of each subsidiary and each subsidiary’s ownership and control of other subsidiaries, is as described in the Registration Statement, the Disclosure Materials and the Prospectus. The Company does not own or control, directly or indirectly, any corporation, association or entity other than the subsidiaries described in the Registration Statement, the Disclosure Materials and the Prospectus. Each of the Company and its subsidiaries has full corporate power and authority to own or lease, as the case may be, and to operate its properties and conduct its business as described in the Disclosure Materials and the Prospectus and is duly qualified to do business under the laws of each jurisdiction which requires such qualification. Exhibit 21.1 of the Registration Statement lists all the Company’s significant subsidiaries (as such term is defined in Rule 1-02 of Regulation S-X promulgated under the Act) and sets forth the ownership of all of such subsidiaries.

(v) Related Party Transactions. Except as disclosed in the Registration Statement, the Disclosure Materials, and the Prospectus, there are no business relationships or related party transactions involving the Company or any other person required to be described in the Registration Statement, the Disclosure Materials and the Prospectus that have not been described as required.

(w) Board of Directors. The board of directors of the Company is comprised of the persons set forth under the section of the Prospectus captioned “Management.” The qualifications of the persons serving as board members and the overall composition of the board comply with the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder applicable to the Company and the rules of Nasdaq. At least one member of the board of directors of the Company qualifies as an “audit committee financial expert” as such term is defined under the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder and the rules of Nasdaq. In addition, at least a majority of the persons serving on the board of directors qualify as “independent” as defined under the rules of Nasdaq.

(x) Sarbanes-Oxley Compliance. Except as described in the Registration Statement, the Disclosure Materials and the Prospectus, the Company has taken all necessary actions to ensure that, on the Effective Date, it will be in material compliance with the provisions of the Sarbanes-Oxley Act of 2002 applicable to it and has implemented or will implement such programs and taken reasonable steps to ensure the Company’s future compliance (not later than the relevant statutory and regulatory deadlines therefor) with all the material provisions of the Sarbanes-Oxley Act of 2002.

(y) No Investment Company Status. The Company is not and, after giving effect to the Offering and sale of the Securities and the application of the net proceeds thereof as described in the Registration Statement, the Disclosure Materials and the Prospectus, will not be, an “investment company” as defined in the Investment Company Act of 1940, as amended.

(z) No Material Labor Disputes. No labor dispute with the employees of the Company or any of its subsidiaries exists or, to the best of the Company’s knowledge, is imminent, which would result in a Material Adverse Effect.

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(aa) Intellectual Property. Except as described in the Registration Statement, the Disclosure Materials and the Prospectus, the Company and each of its subsidiaries owns or possesses or has valid rights to use all patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, copyrights, licenses, inventions, trade secrets and similar rights (“Intellectual Property”) necessary for the conduct of the business of the Company and its subsidiaries as currently carried out and as described in the Registration Statement, the Disclosure Materials, and the Prospectus, except for such Intellectual Property, the failure of which to own or possess, as the case may be, would not reasonably be expected to result in a Material Adverse Effect. To the best of the Company’s knowledge, no action or use by the Company or any of its subsidiaries will involve or give rise to any infringement of, or material license or similar fees for, any Intellectual Property of others, that would reasonably be expected to have a Material Adverse Effect on the Company and the subsidiaries, taken as a whole, except as disclosed in the Registration Statement. Neither the Company nor any of its subsidiaries has received any notice alleging any such infringement or fee, except such infringement or fee that would not reasonably be expected to have a Material Adverse Effect on the Company or the subsidiaries, taken as a whole.

(bb) Taxes.

(i) Each of the Company and its subsidiaries has filed all returns (as hereinafter defined) required to be filed with taxing authorities prior to the date hereof or has duly obtained extensions of time for the filing thereof. Each of the Company and its subsidiaries has paid all taxes (as hereinafter defined) shown as due on such returns that were filed and has paid all material taxes imposed on or assessed against the Company or such subsidiaries. The provisions for taxes payable, if any, shown on the financial statements filed with or as part of the Registration Statement are sufficient for all accrued and unpaid taxes, whether or not disputed, for all periods to and including the dates of such consolidated financial statements. Except as disclosed in writing to the Underwriters and to the knowledge of the Company, (A) no material issues have been raised (or are currently pending) by any taxing authority in connection with any of the returns or taxes asserted as due from the Company or its subsidiaries, and (B) no waivers of statutes of limitation with respect to the returns or collection of taxes have been given by or requested from the Company or its subsidiaries. The term “taxes” mean all federal, state, local, foreign, and other net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties or other taxes, fees, assessments, or charges of any kind whatever, together with any interest and any penalties, additions to tax, or additional amounts with respect thereto. The term “returns” means all returns, declarations, reports, statements, and other documents required to be filed with relevant taxing authorities in respect to taxes.

(ii) Except as disclosed in the Registration Statement, the Disclosure Materials, and the Prospectus, no transaction, stamp, capital or other issuance, registration, transfer or withholding taxes or duties are payable in the United States, Indonesia, Vietnam, Singapore and Malaysia to any taxation authority of the relevant countries in connection with (A) the issuance, sale and delivery of the Securities to or for the account of the purchasers, and (B) the purchase from the Company and the sale and delivery of the Securities to purchasers thereof.

(cc) Data. The statistical, industry-related and market-related data included in the Registration Statement, the Disclosure Materials, and the Prospectus are based on or derived from sources which the Company reasonably and in good faith believes are reliable and accurate, and such data agree with the sources from which they are derived. The Company has obtained the written consent to the use of such data from such sources to the extent necessary.

(dd) Board of Directors. The Company’s board of directors has validly appointed an audit committee whose composition satisfies the requirements of the rules and regulations of Nasdaq and the board of directors and/or audit committee has adopted a charter that satisfies the requirements of the rules and regulations of Nasdaq. Except as described in the Registration Statement, the Disclosure Materials, and the Prospectus, the board of directors has not been informed, nor is any director of the Company aware, of any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information.

(ee) No Integration. Neither the Company nor any of its affiliates, nor any person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause the Offering to be integrated with prior offerings by the Company for purposes of the Securities Act that would require the registration of any such securities under the Securities Act.

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(ff) Money Laundering. The operations of the Company and the subsidiaries are and have been conducted at all times in all material respects in compliance with applicable financial recordkeeping and reporting requirements of money laundering statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company, or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best of the Company’s knowledge, threatened.

(gg) Office of Foreign Assets Control. Neither the Company nor any of its subsidiaries, nor any director or officer of the Company or any of its subsidiaries nor, to the knowledge of the Company, any agent, employee, affiliate or other person associated with or acting on behalf of the Company or any of its subsidiaries is (A) currently the subject or the target of any sanctions administered or enforced by the U.S. Government, including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person,” the European Union, His Majesty’s Treasury, the United Nations Security Council, or other relevant sanctions authority (collectively, “Sanctions”), (B) located, organized, or resident in a country or territory that is the subject or target of comprehensive Sanctions (a “Sanctioned Jurisdiction”), and the Company will not directly or indirectly use the proceeds of the Offering hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding, is the subject or the target of Sanctions or with a Sanctioned Jurisdiction (ii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions; neither the Company nor any of its subsidiaries is engaged in, or has, at any time in the past five years, engaged in, any dealings or transactions with or involving any individual or entity that was or is, as applicable, at the time of such dealing or transaction, the subject or target of Sanctions or with any Sanctioned Jurisdiction; the Company and its subsidiaries have instituted, and maintain, policies and procedures designed to promote and achieve continued compliance with Sanctions.

(hh) No Immunity. None of the Company, its subsidiaries, or any of its or their properties or assets has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of Indonesia, Vietnam, Singapore, Malaysia, the State of New York or United States federal law; and, to the extent that the Company, its subsidiaries, or any of their respective properties, assets or revenues may have or may hereafter become entitled to any such right of immunity in any such court in which proceedings may at any time be commenced, each of the Company and its subsidiaries waives or will waive such right to the extent permitted by law and has consented to such relief and enforcement under New York law as provided under this Agreement.

(ii) Free Transferability of Dividends or Distributions. All dividends and other distributions declared and payable on the Shares may under current laws and regulations of Indonesia, Vietnam, Singapore and Malaysia be paid to the holders of Securities in United States dollars and may be converted into foreign currency that may be transferred out of Indonesia, Vietnam, Singapore and Malaysia in accordance with, and all such payments made to holders thereof or therein who are non-residents of Indonesia, Vietnam, Singapore or Malaysia will not be subject to income, withholding or other taxes under, the laws and regulations of Indonesia, Vietnam, Singapore and Malaysia, or any political subdivision or taxation authority thereof or therein and will otherwise be free and clear of any other tax, duty, withholding or deduction in Indonesia, Vietnam, Singapore and Malaysia or any political subdivision or taxing authority thereof or therein and without the necessity of obtaining any governmental authorization in Indonesia, Vietnam, Singapore and Malaysia or any political subdivision or taxing authority thereof or therein.

(jj) Not a PFIC. Except as disclosed in the Disclosure Materials, Registration Statement and Prospectus, the Company does not expect that it will be treated as a Passive Foreign Investment Company (“PFIC”) within the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended, for its current taxable year. The Company has no plan or intention to operate in such a manner that would reasonably be expected to result in the Company becoming a PFIC in future taxable years.

(kk) [Reserved].

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(ll) Foreign Private Issuer Status. The Company is a “foreign private issuer” within the meaning of Rule 405 under the Act.

(mm) Choice of Law. The choice of law provision set forth in this Agreement constitutes a legal and valid choice of law under the laws of the United States, Indonesia, Vietnam, Singapore and Malaysia and will be honored by courts in the United States, Indonesia, Vietnam, Singapore and Malaysia, subject to compliance with relevant civil procedural requirements (that do not involve a re-examination of the merits of the claim) in the United States, Indonesia, Vietnam, Singapore and Malaysia. The Company has the power to submit, and pursuant to Section 14 of this Agreement, has legally, validly, effectively and submitted, to the personal jurisdiction of each of the New York Courts, and the Company has the power to designate, appoint and authorize, and pursuant to Section 14 of this Agreement, has legally, validly, effectively and irrevocably designated, appointed an authorized agent for service of process in any action arising out of or relating to this Agreement, or the Securities in any New York Court, and service of process effected on such authorized agent will be effective to confer valid personal jurisdiction over the Company as provided in Section 14 of this Agreement.

(nn) Recognition of Judgments. Except as described under the section “Enforceability of Civil Liabilities” in the Prospectus, the courts of Indonesia, Vietnam, Singapore and Malaysia would recognize as a valid judgment any final monetary judgment obtained against the Company in the courts of the State of New York.

(oo) MD&A. The section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Preliminary Prospectus included in the Disclosure Materials and the Prospectus accurately and fully describes in all material respects (i) accounting policies that the Company believes are the most important in the portrayal of the Company’s financial condition and results of operations and that require management’s most difficult, subjective or complex judgments (“Critical Accounting Policies”); (ii) judgments and uncertainties affecting the application of the Critical Accounting Policies; and (iii) the likelihood that materially different amounts would be reported under different conditions or using different assumptions and an explanation thereof; and the Company’s management have reviewed and agreed with the selection, application and disclosure of the Critical Accounting Policies as described in the Disclosure Materials and the Prospectus and have consulted with its independent accountants with regard to such disclosure.

(pp) Scheme or Arrangement with Shareholders. Neither the Company nor any of its affiliates is a party to any scheme or arrangement through which shareholders or potential shareholders are being loaned, given or otherwise having money made available for the purchase of shares whether before, in or after the Offering. Neither the Company nor any of its affiliates is aware of any such scheme or arrangement, regardless of whether it is a party to a formal agreement.

(qq) Dividends and Distributions. Except as disclosed in the Registration Statement, the Disclosure Materials, and the Prospectus, no subsidiaries of the Company is currently prohibited or restricted, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such subsidiary’s capital stock, from repaying to the Company any loans or advances to such subsidiary from the Company or from transferring any of such subsidiary’s property or assets to the Company or any other subsidiary of the Company.

3. Offering. Upon authorization of the release of the Securities by the Underwriters, the Underwriters propose to offer the Securities for sale to the public upon the terms and conditions set forth in the Prospectus.

4. Covenants of the Company. The Company acknowledges, covenants and agrees with the Underwriters that:

(a) The Registration Statement and any amendments thereto have been declared effective, and if Rule 430A is used or the filing of the Prospectus is otherwise required under Rule 424(b), the Company will file the Prospectus (properly completed if Rule 430A has been used) pursuant to Rule 424(b) within the prescribed time period and will provide evidence satisfactory to the Underwriters of such timely filing.

(b) During the period beginning on the date hereof and ending on the later of the Closing Date or such date as, in the reasonable opinion of Underwriters’ Counsel, the Prospectus is no longer required by law to be delivered (or in lieu thereof the notice referred to in Rule 173(a) under the Act is no longer required to be provided) in connection with sales by an underwriter or dealer (the “Prospectus Delivery Period”), prior to amending or supplementing the Registration Statement, the Disclosure Materials or the Prospectus, the Company shall furnish to the Underwriters and Underwriters’ Counsel for review a copy of each such proposed amendment or supplement, and the Company shall not file any such proposed amendment or supplement to which the Underwriters reasonably object within 36 hours of delivery thereof to Underwriters’ Counsel.

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(c) After the date of this Agreement, the Company shall promptly advise the Underwriters in writing of: (i) the receipt of any comments of, or requests for additional or supplemental information from, the Commission; (ii) the time and date of any filing of any post-effective amendment to the Registration Statement or any amendment or supplement to any prospectus, the Disclosure Materials or the Prospectus; (iii) the time and date that any post-effective amendment to the Registration Statement becomes effective; and (iv) the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto or of any order preventing or suspending its use or the use of the Disclosure Materials, the Prospectus, or the initiation of any proceedings to remove, suspend or terminate from listing the Securities from any securities exchange upon which the Securities are listed for trading, or of the threatening of initiation of any proceedings for any of such purposes. If the Commission shall enter any such stop order at any time, the Company will use its reasonable efforts to obtain the lifting of such order at the earliest possible moment. Additionally, the Company agrees that it shall comply with the provisions of Rules 424(b), 430A and 430B, as applicable, under the Act and will use its reasonable efforts to confirm that any filings made by the Company under Rule 424(b) or Rule 433 were received in a timely manner by the Commission (without reliance on Rule 424(b)(8) or Rule 164(b)).

(d) (i) During the Prospectus Delivery Period, the Company will comply in all material respects with all requirements imposed upon it by the Act, as now and hereafter amended, and by the Regulations, as from time to time in force, so far as necessary to permit the continuance of sales of or dealings in the Securities as contemplated by the provisions hereof, the Registration Statement, the Disclosure Materials, and the Prospectus. If during such period any event or development occurs as a result of which the Prospectus (or if the Prospectus is not yet available to prospective purchasers, the Disclosure Materials) would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary or appropriate in the opinion of the Company or its counsel or the Underwriters or Underwriters’ Counsel to amend the Registration Statement or supplement the Prospectus (or if the Prospectus is not yet available to prospective purchasers, the Disclosure Materials) to comply with the Act, the Company will promptly notify the Underwriters and will promptly amend the Registration Statement or supplement the Prospectus (or if the Prospectus is not yet available to prospective purchasers, the Disclosure Materials) or file such document (at the expense of the Company) so as to correct such statement or omission or effect such compliance.

(ii) If at any time following the issuance of an Issuer Free Writing Prospectus there occurs an event or development as a result of which such Issuer Free Writing Prospectus would conflict with the information contained in the Registration Statement or the Prospectus or would include an untrue statement of a material fact or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances there existing, not misleading, the Company will promptly notify the Underwriters and will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission.

(e) The Company will deliver to the Underwriters and Underwriters’ Counsel a copy of the Registration Statement, as initially filed, and all amendments thereto, including all consents and exhibits filed therewith, and will maintain in the Company’s files manually signed copies of such documents for at least five (5) years after the date of filing thereof. The Company will promptly deliver to each of the Underwriters such number of copies of any Preliminary Prospectus, the Prospectus, the Registration Statement, and all amendments of and supplements to such documents, if any, and all documents which are exhibits to the Registration Statement and any Preliminary Prospectus or Prospectus or any amendment thereof or supplement thereto, as the Underwriters may reasonably request. On the Business Day next succeeding the date of this Agreement, and from time to time thereafter, the Company will furnish to the Underwriters copies of the Prospectus in such quantities as the Underwriters may reasonably request.

(f) The Company consents to the use and delivery of the Preliminary Prospectus by the Underwriters in accordance with Rule 430 and Section 5(b) of the Act.

(g) If the Company elects to rely on Rule 462(b) under the Act, the Company shall both file a Rule 462(b) Registration Statement with the Commission in compliance with Rule 462(b) by the earlier of: (i) 10:00 P.M., Eastern Time, on the date of this Agreement, and (ii) the time that confirmations are given or sent, as specified by Rule 462(b)(2), and pay the applicable fees in accordance with Rule 111 of the Act.

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(h) The Company will use its reasonable best efforts, in cooperation with the Underwriters, at or prior to the time of effectiveness of the Registration Statement, to qualify the Securities for offering and sale under the securities laws relating to the Offering or sale of the Securities of such jurisdictions as the Underwriters may reasonably designate and to maintain such qualifications in effect for so long as required for the distribution thereof; except that in no event shall the Company be obligated in connection therewith to qualify as a foreign corporation or to execute a general consent to service of process or to subject itself to taxation if it is otherwise not so subject.

(i) The Company will make generally available (which includes filings pursuant to the Exchange Act made publicly through the Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system) to its security holders as soon as practicable, but in any event not later than 15 months after the end of the Company’s current fiscal quarter, an earnings statement (which need not be audited) covering a 12-month period that shall satisfy the provisions of Section 11(a) of the Act and Rule 158 of the Regulations.

(j) During three months following the Closing Date, the Company or any successor to the Company shall not undertake any public or private offerings of any equity securities of the Company (including equity-linked securities) without the prior written consent of the Representative, which shall not be unreasonably withheld.

(k) The Company will deliver to the Underwriters the lock-up agreements of the Lock-Up Parties on the date of this Agreement, which agreements shall be substantially in the form attached hereto as Annex IV.

(l) The Company will not issue press releases or engage in any other publicity without the Underwriters’ prior written consent, for a period ending at 5:00 P.M., Eastern Time, on the first Business Day following the twenty-fifth (25th) day following the Closing Date, other than normal and customary releases issued in the ordinary course of the Company’s business, or as required by law.

(m) The Company will apply the net proceeds from the sale of the Securities as set forth under the caption “Use of Proceeds” in the Prospectus. Without the prior written consent of the Underwriters, except as disclosed in the Registration Statement, the Disclosure Materials, and the Prospectus, no proceeds of the Offering will be used to pay outstanding loans from officers, directors or shareholders or to pay any accrued salaries or bonuses to any employees or former employees.

(n) The Company will use its best efforts to effect and maintain the listing of the Shares on Nasdaq for at least three (3) years after the Effective Date, unless such listing is terminated as a result of a transaction approved by the holders of a majority of the voting securities of the Company. The Company shall use its commercially reasonable efforts to maintain the effectiveness of the Registration Statement and a current Prospectus relating thereto for as long as the Representative’s Warrants, as defined in Section 6(a)(iv), remain outstanding. During any period when the Company fails to have maintained an effective Registration Statement and a current Prospectus relating thereto and a holder of the Representative’s Warrants desires to exercise such warrant and, in the opinion of counsel to the holder, Rule 144 is not available as an exemption from registration for the resale of the Shares underlying the Representative’s Warrants, the Company shall promptly file a new registration statement or a post-effective amendment to the Registration Statement covering the resale of such Shares within thirty (30) days after receipt of a demand notice from the holder of the Representative’s Warrants and use its reasonable best efforts to have it declared effective by the Commission.

(o) The Company will use its best efforts to do and perform all things required to be done or performed under this Agreement by the Company prior to the Closing Date and any Additional Closing Date, and to satisfy all conditions precedent to the delivery of the Securities.

(p) The Company will not take, and will cause its subsidiaries not to take, directly or indirectly, any action which constitutes or is designed to cause or result in, or which could reasonably be expected to constitute, cause or result in, the stabilization or manipulation of the price of any security to facilitate the sale or resale of any of the Securities.

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(q) The Company shall cause to be prepared and delivered to the Underwriters, at its expense, within two (2) Business Days from the date of this Agreement, an Electronic Prospectus to be used by the Underwriters in connection with the Offering. As used herein, the term “Electronic Prospectus” means a form of prospectus, and any amendment or supplement thereto, that meets each of the following conditions: (i) it shall be encoded in an electronic format, satisfactory to the Underwriters, that may be transmitted electronically by the Underwriters to offerees and purchasers of the Securities for at least the period during which a Prospectus relating to the Securities is required to be delivered under the Act or the Exchange Act; (ii) it shall disclose the same information as the paper prospectus and prospectus filed pursuant to EDGAR, except to the extent that graphic and image material cannot be disseminated electronically, in which case such graphic and image material shall be replaced in the electronic prospectus with a fair and accurate narrative description or tabular representation of such material, as appropriate; and (iii) it shall be in or convertible into a paper format or an electronic format, satisfactory to the Underwriters, that will allow recipients thereof to store and have continuously ready access to the prospectus at any future time, without charge to such recipients (other than any fee charged for subscription to the Internet as a whole and for online time).

5. Representations and Warranties of the Underwriters.

The Underwriters represent and agree that, unless it obtains the prior written consent of the Company, they have not made and will not make any offer relating to the Securities that would constitute a “free writing prospectus,” as defined in Rule 405 under the Act, required to be filed with the Commission; provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the free writing prospectuses. Any such free writing prospectus consented to by the Underwriters is herein referred to as a “Permitted Free Writing Prospectus.” The Underwriters represent that they have treated or agree that they will treat each Permitted Free Writing Prospectus as an “issuer free writing prospectus,” as defined in Rule 433, and have complied and will comply with the requirements of Rule 433 applicable to any Permitted Free Writing Prospectus, including timely Commission filing where required, legending and record keeping.

6. Consideration; Payment of Expenses.

(a) In consideration of the services to be provided for hereunder, the Company shall pay to the Underwriters or their respective designees their pro rata portion (based on the Securities purchased) of the following compensation with respect to the Securities which they are offering:

(i) an underwriting discount equal to seven percent (7.0%) of the aggregate gross proceeds raised in the Offering;

(ii) a non-accountable expense allowance of one percent (1.0%) of the gross proceeds of the Offering;

(iii) an accountable expense allowance of up to $80,000.00, including, among other things, all reasonable fees and expenses of the Underwriters’ outside legal counsel; any reasonable costs and expenses incurred in conducting background checks of the Company’s officers and directors by a background search firm acceptable to the Underwriters; and the costs associated with bound volumes and mementos in such quantities as the Underwriters may reasonably request (the “Accountable Out-of-Pocket Expenses”). The Company has advanced an amount of [$30,000.00] (the “Advances”) to the Representative in anticipation of any Accountable Out-of-Pocket Expenses to be incurred by the Underwriters. Any expense item over US$5,000 incurred by the Representative shall require prior written or email approval of the Company. The Representative shall promptly return to the Company the Advances against the Accountable Out-of-Pocket Expenses, to the extent that such Accountable Out-of-Pocket Expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

(iv) non-redeemable warrants for the Representative to purchase an amount equal to seven percent (7%) of the Shares sold in this Offering (including the Option Shares), substantially in the form and content attached hereto as Annex V, which shall be non-callable and non-cancelable, are due and exercisable upon the closing of this Offering for nominal consideration, and have a five (5) year term starting from the date of the commencement of sales of this Offering, and a cashless exercise feature (the “Representative’s Warrants”). Such Representative’s Warrants are exercisable at a price of 125% of the public offering price of the Shares offered pursuant to this Offering. The Representative’s Warrants and the underlying Shares will be deemed compensation by FINRA, and therefore will be subject to FINRA Rule 5110(e)(1). In accordance with FINRA Rule 5110(e)(1), and except as otherwise permitted by FINRA rules, neither the Representative’s Warrants nor any of our Shares issued upon exercise of the Representative’s Warrants may be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days beginning on the date of commencement of sales of this Offering, except that (i) they may be transferred, in whole or in part, to any member participating in the Offering and its officers or partners, its registered persons or affiliates, if all transferred securities remain subject to the lock-up restriction for the remainder of the 180-day lock-up period pursuant to FINRA Rule 5110(e)(2)(B)(i), (ii) they may be exercised or converted, in whole or in part, if all securities received remain subject to the lock-up restriction for the remainder of the 180-day lock-up period, (iii) they may be transferred back to the Company in a transaction exempt from registration with the Commission, or other exceptions as provided under FIRNA Rule 5110(e)(2). Although the Representative’s Warrants and the underlying Ordinary Shares will be registered in the Registration Statement, the Representative’s Warrants will contain provisions for one demand registration right and unlimited “piggyback” registration rights of the sale of the underlying shares at the Company’s expense. These registration rights apply to all of the securities directly and indirectly issuable upon exercise of the Representative’s Warrants. The durations of the demand registration right and the “piggyback” registration right provided will not be more than five (5) years from the effective date of the Offering in compliance with FINRA Rule 5110(g)(8)(C) and (D). The exercise price and number of Shares issuable upon exercise of the Representative’s Warrants may be adjusted in certain circumstances, including in the event of a stock split, stock dividend, extraordinary cash dividend, or our recapitalization, reorganization, merger, or consolidation. As a result, the Representative’s Warrants’ exercise price and/or underlying shares may also be adjusted for issuances of Shares at a price below the warrant exercise price.

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(b) [Reserved].

(c) The Underwriters reserve the right to reduce any item of compensation or adjust the terms thereof as specified herein in the event that a determination shall be made by FINRA to the effect that the Underwriters’ aggregate compensation is in excess of FINRA Rules or that the terms thereof require adjustment.

(d) Whether or not the transactions contemplated by this Agreement, the Registration Statement, the Disclosure Materials, and the Prospectus are consummated or this Agreement is terminated, the Company hereby agrees to bear all costs and expenses incident to the Offering, including the following:

(i) all expenses in connection with the preparation, printing, formatting for EDGAR and filing of the Registration Statement, any Preliminary Prospectus and the Prospectus and any and all amendments and supplements thereto and the mailing and delivering of copies thereof to the Underwriters and dealers;

(ii) all filing fees in connection with filings with FINRA’s Public Offering System;

(iii) all fees, disbursements and expenses of the Company’s counsel and accountants in connection with the registration of the Securities under the Act and the Offering;

(iv) all reasonable expenses in connection with the qualifications of the Securities for offering and sale under state or foreign securities or blue sky laws;

(v) all fees and expenses in connection with listing the Securities on a national securities exchange;

(vi) all reasonable travel expenses of the Company’s officers, directors and employees and any other expense of the Company incurred in connection with attending or hosting meetings with prospective purchasers of the Securities;

(vii) all the road show expenses incurred by the Company;

(viii) any stock transfer taxes or other taxes incurred in connection with this Agreement or the Offering.

(ix) the costs associated with book building, prospectus tracking and compliance software and the cost of preparing certificates representing the Securities;

(x) the cost and charges of any transfer agent or registrar for the Securities.

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(e) It is understood, however, that except as provided in this Section 6, and Sections 8, 9 and 11(d) hereof, the Underwriters will pay all of their own costs and expenses. Notwithstanding anything to the contrary in this Section 6, in the event that this Agreement is terminated pursuant to Section 11(b) hereof, or subsequent to a Material Adverse Change, (i) the Company will pay, less the amount of the Advances previously paid, all Accountable Out-of-Pocket Expenses (including but not limited to fees and disbursements of Underwriters’ Counsel and reasonable and accountable travel) incurred in connection herewith which shall be limited to expenses which are actually incurred as allowed under FINRA Rule 5110 and in any event, the aggregate amount of such expenses to be reimbursed by the Company shall not exceed $80,00 0, including the Advances, and (ii) to the extent that the Underwriters’ Accountable Out-of-Pocket Expenses are less than the Advances, the Underwriters will return to the Company that portion of the Advances not offset by actual expenses.

7. Conditions of Underwriters’ Obligations. The obligations of the Underwriters to purchase and pay for the Firm Shares as provided herein shall be subject to: (i) the accuracy of the representations and warranties of the Company herein contained, as of the date hereof and as of the Closing Date, (ii) the absence from any certificates, opinions, written statements or letters furnished to the Underwriters or to Underwriters’ Counsel pursuant to this Section 7 of any misstatement or omission, (iii) the performance by the Company of its obligations hereunder, and (iv) each of the following additional conditions. For purposes of this Section 7, the terms “Closing Date” and “Closing” shall refer to the Closing Date for the Firm Shares.

(a) The Registration Statement shall have become effective and all necessary regulatory and listing approvals shall have been received not later than 5:30 P.M., Eastern Time, on the date of this Agreement, or at such later time and date as shall have been consented to in writing by the Underwriters. If the Company shall have elected to rely upon Rule 430A under the Act, the Prospectus shall have been filed with the Commission in a timely fashion in accordance with the terms thereof and a form of the Prospectus containing information relating to the description of the Securities and the method of distribution and similar matters shall have been filed with the Commission pursuant to Rule 424(b) within the applicable time period; and, at or prior to the Closing Date and the actual time of the Closing, no stop order suspending the effectiveness of the Registration Statement or any part thereof, or any amendment thereof, nor suspending or preventing the use of the Disclosure Materials and the Prospectus shall have been issued; no proceedings for the issuance of such an order shall have been initiated or threatened; all requests of the Commission for additional information (to be included in the Registration Statement, the Disclosure Materials, and the Prospectus or otherwise) shall have been complied with to the Underwriters’ satisfaction.

(b) The Underwriters shall not have reasonably determined, and advised the Company, that the Registration Statement, the Disclosure Materials or the Prospectus, or any amendment thereof or supplement thereto, contains an untrue statement of fact which, in the Underwriters’ reasonable opinion, is material, or omits to state a fact which, in the Underwriters’ reasonable opinion, is material and is required to be stated therein or necessary to make the statements therein not misleading.

(c) The Underwriters shall have received, in form satisfactory to the Underwriters and Underwriters’ counsel of (i) favorable legal opinions from Mataram Partners, Indonesia legal counsel to the Company dated as of the Closing Date and addressed to the Representative, (ii) favorable legal opinions from Fennemore Craig PC, the State of Nevada legal counsel to the Company, dated as of the Closing Date and addressed to the Representative and (ii i) favorable legal opinions and negative assurance letter from Loeb & Loeb LLP, U.S. legal counsel to the Company, dated as of the Closing Date and addressed to the Representative. A copy of such an opinion shall have been provided to the Underwriters with consent from such counsel. Additionally, the Underwriters shall have received on the Closing Date an opinion and negative assurance letter from VCL Law LLP, counsel for the Underwriters, dated the Closing Date, each in form and substance reasonably satisfactory to the Underwriters.

(d) The Underwriters shall have received a certificate from the Chief Executive Officer and Chief Financial Officer of the Company (the “Officers’ Certificate”), substantially in the form attached hereto as Annex I and dated as of the Closing Date, to the effect that: (i) the conditions set forth in subsection (a) of this Section 7 have been satisfied, (ii) as of the date hereof and as of the Closing Date, the representations and warranties of the Company set forth in Section 2 hereof are accurate, (iii) as of the Closing Date, all agreements, conditions and obligations of the Company to be performed or complied with hereunder on or prior thereto have been duly performed or complied with, (iv) the Company has not sustained any material loss or interference with its businesses, whether or not covered by insurance, or from any labor dispute or any legal or governmental proceeding, (v) no stop order suspending the effectiveness of the Registration Statement or any amendment thereof has been issued and no proceedings therefor have been initiated or threatened by the Commission, (vi) there are no pro forma or as adjusted financial statements that are required to be included in the Registration Statement, the Disclosure Materials, and the Prospectus pursuant to the Regulations which are not so included, and (vii) subsequent to the respective dates as of which information is given in the Registration Statement, the Disclosure Materials, and the Prospectus, there has not been any Material Adverse Change or any development involving a prospective Material Adverse Change, whether or not arising from transactions in the ordinary course of business.

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(e) At each of the Closing Date, the Underwriters shall have received a certificate of the Company signed by the Secretary of the Company (the “Secretary’s Certificate”), substantially in the form attached hereto as Annex II and dated the Closing Date, certifying: (i) that each of the Charter is true and complete, has not been modified and is in full force and effect; (ii) that the resolutions of the Company’s board of directors relating to the Offering are in full force and effect and have not been modified; (iii) the good standing of the Company; (iv) as to the incumbency of the officers of the Company. The documents referred to in such certificate shall be attached to such certificate.

(f) On the date of this Agreement and on the Closing Date, the Underwriters shall have received “comfort” letters from Onestop Assurance PAC (the “Auditor Comfort Letter”) as of each such date, addressed to the Representative and in form and substance satisfactory to the Underwriters and Underwriters’ Counsel, confirming that they are independent certified public accountants with respect to the Company within the meaning of the Act and all applicable Regulations, and stating, as of such date (or, with respect to matters involving changes or developments since the respective dates as of which specified financial information is given in the Prospectus, as of a date not more than two (2) business days prior to such date), the conclusions and findings of such firm with respect to the financial information and other matters relating to the Registration Statement covered by such letter.

(g) On the date of this Agreement and on the Closing Date, the Company shall have furnished to the Representative, a certificate on behalf of the Company, dated the respective dates of delivery thereof and addressed to the Underwriters, of its Chief Financial Officer with respect to certain financial date contained in the Registration Statement and Prospectus (the “CFO Certificate  “), providing “management comfort” with respect to such information, in form and substance reasonably satisfactory to the Representative, substantially in the form attached hereto as Annex III.

(h) Subsequent to the execution and delivery of this Agreement and prior to the Closing Date or, if earlier, the dates as of which information is given in the Registration Statement (exclusive of any amendment thereof) and the Prospectus (exclusive of any supplement thereto), there shall not have been any change in the capital stock or long-term debt of the Company or any change or development involving a change, whether or not arising from transactions in the ordinary course of business, in the business, condition (financial or otherwise), results of operations, shareholders’ equity, or properties of the Company, taken as a whole, including but not limited to the occurrence of any fire, flood, storm, explosion, accident, act of war or terrorism or other calamity, the effect of which, in any such case described above, is, in the reasonable judgment of the Underwriters, so material and adverse as to make it impracticable or inadvisable to proceed with the sale of Securities or Offering as contemplated hereby.

(i) The Underwriters shall have received a lock-up agreement from each Lock-Up Party, duly executed by the applicable Lock-Up Party, in each case substantially in the form attached as Annex IV.

(j) The Securities are registered under the Exchange Act and, as of the Closing Date, the Securities shall be listed and admitted and authorized for trading on Nasdaq and satisfactory evidence of such action shall have been provided to the Underwriters. The Company shall have taken no action designed to terminate, or likely to have the effect of terminating, the registration of the Securities under the Exchange Act or delisting or suspending the Securities from trading on the Nasdaq, nor will the Company have received any information suggesting that the Commission or the Nasdaq is contemplating terminating such registration or listing. The Firm Shares shall be DTC eligible.

(k) FINRA shall have confirmed that it has not raised any objection with respect to the fairness and reasonableness of the underwriting terms and arrangements.

(l) No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any federal, state or foreign governmental or regulatory authority that would, as of the Closing Date, prevent the issuance or sale of the Securities; and no injunction or order of any federal, state or foreign court shall have been issued that would, as of the Closing Date, prevent the issuance or sale of the Securities or materially and adversely affect or potentially materially and adversely affect the business or operations of the Company.

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(m) The Company shall have furnished the Underwriters and Underwriters’ Counsel with such other certificates, opinions or documents as they may have reasonably requested.

8. Indemnification.

(a) The Company agrees to indemnify and hold harmless (to the fullest extent permitted by applicable law) the Underwriters and each person, if any, who controls the Underwriters within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, against any losses, liabilities, claims, damages and expenses whatsoever, as incurred (including but not limited to reasonable attorneys’ fees and any and all reasonable expenses whatsoever, incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation), joint or several, to which they or any of them may become subject under the Act, the Exchange Act or otherwise (including in settlement of any litigation if such settlement is effected with the written consent of the Company), insofar as such losses, liabilities, claims, damages or expenses (or actions in respect thereof) arise out of or are based upon: (i) an untrue statement or alleged untrue statement of a material fact contained in (A) the Registration Statement, including the information deemed to be a part of the Registration Statement at the time of effectiveness and at any subsequent time pursuant to Rules 430A and 430B of the Regulations, any Preliminary Prospectus, the Disclosure Materials, the Prospectus, or any amendment or supplement to any of them or (B) any Issuer Free Writing Prospectus or any materials or information provided to investors by, or with the approval of, the Company in connection with the marketing of the offering of the Securities (“Marketing Materials”), including any road show or investor presentations made to investors by the Company (whether in person or electronically), or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading and will reimburse such indemnified party for any legal or other expenses reasonably incurred by it in connection with investigations or defending against such losses, liabilities, claims, damages or expenses (or actions in respect thereof); or (ii) in whole or in part upon any inaccuracy in the representations and warranties of the Company contained herein; or (iii) in whole or in part upon any failure of the Company to perform its obligations hereunder; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, liability, claim, damage or expense (or action in respect thereof) arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement, any Preliminary Prospectus, the Disclosure Materials, the Prospectus, or any such amendment or supplement to any of them, or any Issuer Free Writing Prospectus or any Marketing Materials in reliance upon and in conformity with the Underwriters’ Information.

(b) The Underwriters agree to indemnify and hold harmless the Company, each of the directors of the Company, each of the officers of the Company who shall have signed the Registration Statement, and each other person, if any, who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, against any losses, liabilities, claims, damages and expenses whatsoever, as incurred (including but not limited to reasonable attorneys’ fees and any and all reasonable expenses whatsoever, incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation), joint or several, to which they or any of them may become subject under the Act, the Exchange Act or otherwise (including in settlement of any litigation if such settlement is effected with the written consent of the Underwriters), insofar as such losses, liabilities, claims, damages or expenses (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, at the time of effectiveness and at any subsequent time pursuant to Rules 430A and 430B of the Regulations, any Preliminary Prospectus, the Disclosure Materials, the Prospectus, any amendment or supplement to any of them or any Marketing Materials, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse such indemnified party for any legal or other expenses reasonably incurred by it in connection with investigating or defending against such losses, liabilities, claims, damages or expenses (or actions in respect thereof), in each case to the extent, but only to the extent, that any such loss, liability, claim, damage or expense (or action in respect thereof) arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made in the Underwriters’ Information.

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(c) Promptly after receipt by an indemnified party under subsection (a) or (b) above of notice of any claim or the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, notify each party against whom indemnification is to be sought in writing thereof (but the failure so to notify an indemnifying party shall not relieve the indemnifying party from any liability which it may have under this Section 8 to the extent that it is not materially prejudiced as a result thereof ). In case any such claim or action is brought against any indemnified party, and it so notifies an indemnifying party thereof, the indemnifying party will be entitled to participate at its own expense in the defense of such action, and to the extent it may elect by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, to assume the defense thereof with counsel satisfactory to such indemnified party. Notwithstanding the foregoing, the indemnified party or parties shall have the right to employ its or their own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of such indemnified party or parties unless: (i) the employment of such counsel shall have been authorized in writing by one of the indemnifying parties in connection with the defense of such action; (ii) the indemnifying parties have not employed counsel to have charge of the defense of such action within a reasonable time after notice of the claim or the commencement of the action; (iii) the indemnifying party does not diligently defend the action after assumption of the defense; or (iv) such indemnified party or parties shall have reasonably concluded that a conflict may arise between the positions of the indemnifying party and the indemnified party, or any of them, in conducting the defense of any such action or there may be legal defenses available to it or them which are different from or additional to those available to any of the indemnifying parties (in which case the indemnifying parties shall not have the right to direct the defense of such action on behalf of the indemnified party or parties), in any of which events such fees and expenses shall be borne by the indemnifying parties and shall be paid as incurred. It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) of the indemnified party or parties unless such separate representations are required under applicable ethics rules that govern the representations of the indemnified party or parties by such legal counsel. In the case of any separate firm for the Underwriters and such control persons and affiliates of any Underwriters, such firm shall be designated in writing by the Underwriters. In the case of more than one separate firm (in addition to any local counsel) for the Company, and such directors, officers and control persons of the Company, such firm shall be designated in writing by the Company. No indemnifying party shall, without the prior written consent of the indemnified parties, effect any settlement or compromise of, or consent to the entry of judgment with respect to, any pending or threatened claim, investigation, action or proceeding in respect of which indemnity or contribution may be or could have been sought by an indemnified party under this Section 8 or Section 9 hereof (whether or not the indemnified party is an actual or potential party thereto), unless (v) such settlement, compromise or judgment (A) includes an unconditional release of the indemnified party from all liability arising out of such claim, investigation, action or proceeding and (B) does not include a statement as to or an admission of fault, culpability or any failure to act, by or on behalf of the indemnified party, and (vi) the indemnifying party confirms in writing its indemnification obligations hereunder with respect to such settlement, compromise or judgment.

9. Contribution. In order to provide for contribution in circumstances in which the indemnification provided for in Section 8 is for any reason held to be unavailable from any indemnifying party or is insufficient to hold harmless a party indemnified thereunder, the Company and the Underwriters shall contribute to the aggregate losses, claims, damages, liabilities and expenses of the nature contemplated by such indemnification provision (including any investigation, legal and other expenses incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claims asserted, but after deducting in the case of losses, claims, damages, liabilities and expenses suffered by the Company, any contribution received by the Company from persons, other than the Underwriters, who may also be liable for contribution, including persons who control the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, officers of the Company who signed the Registration Statement and directors of the Company), as incurred, to which the Company and one or more of the Underwriters may be subject, in such proportions as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the Offering and sale of the Securities or, if such allocation is not permitted by applicable law, in such proportions as are appropriate to reflect not only the relative benefits referred to above but also the relative fault of the Company and the Underwriters in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative benefits received by the Company and the Underwriters shall be deemed to be in the same proportion as (i) the total proceeds from the Offering (net of underwriting discount and commission but before deducting expenses) received by the Company bears to (ii) the underwriting discount and commissions received by the Underwriters, in each case as set forth in the table on the cover page of the Prospectus. The relative fault of the Company and the Underwriters shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 9 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 9. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 9 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any judicial, regulatory or other legal or governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission. Notwithstanding the provisions of this Section 9: (iii) no Underwriter shall be required to contribute any amount in excess of the underwriting discounts applicable to the Securities underwritten by it and distributed to the public and (iv) no Person guilty of fraudulent misrepresentation (within the meaning of Section 12(f) of the Act) shall be entitled to contribution from any Person who was not guilty of fraudulent misrepresentation (within the meaning of Section 12(f) of the Act). For purposes of this Section 9, each Person, if any, who controls an Underwriter within the meaning of Section 15 of the Act or Section 20 of the Exchange Act shall have the same rights to contribution as such Underwriter, and each Person, if any, who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, each officer of the Company who shall have signed the Registration Statement and each director of the Company shall have the same rights to contribution as the Company, subject in each case to clauses (iii) and (iv) of the immediately preceding sentence. Any party entitled to contribution will, promptly after receipt of notice of commencement of any action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties, notify each party or parties from whom contribution may be sought, but the omission to so notify such party or parties shall not relieve the party or parties from whom contribution may be sought from any obligation it or they may have under this Section 9 or otherwise. As used herein, a “Person” refers to an individual or entity.

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10. Survival of Representations and Agreements. All representations, warranties, covenants and agreements of the Company and the Underwriters contained in this Agreement or in certificates of officers of the Company submitted pursuant hereto, including, without limitation, the agreements contained in Sections 6, 13 and 14, the indemnity agreements contained in Section 8 and the contribution agreements contained in Section 9, shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Underwriters or any controlling Person thereof or by or on behalf of the Company, any of its officers or directors or any controlling Person thereof, and shall survive delivery of and payment for the Securities to and by the Underwriters. The representations and warranties contained in Section 2 and the covenants and agreements contained in Sections 4, 6, 8, 9, 13 and 14 shall survive any termination of this Agreement, including termination pursuant to Sections 11 and Section 15. For the avoidance of doubt, in the event of termination the Underwriters will be reimbursed Accountable Out-of-Pocket Expenses subject to the limit in Section 6(d) and Section 11(d) below, in compliance with FINRA Rules5110.

11. Effective Date of Agreement; Termination; Defaulting Underwriters.

(a) This Agreement shall become effective upon the later of: (i) receipt by the Underwriters and the Company of notification of the effectiveness of the Registration Statement or (ii) the execution of this Agreement. Notwithstanding any termination of this Agreement, the provisions of this Section 11 and of Sections 1, 4, 6, 8, 9, 13 and 14 shall remain in full force and effect at all times after the execution hereof to the extent they are in compliance with FINRA Rule 5110(g)(5).

(b) The Underwriters shall have the right to terminate this Agreement at any time prior to the consummation of the Closing if: (i) any domestic or international event or act or occurrence has materially disrupted, or in the reasonable opinion of the Underwriters will in the immediate future materially disrupt, the market for the Company’s securities or securities in general; or (ii) trading on the New York Stock Exchange or the Nasdaq Stock Market has been suspended or made subject to material limitations, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices for securities have been required, on the NYSE Euronext or Nasdaq or by order of the Commission, by FINRA or any other governmental authority having jurisdiction; or (iii) a banking moratorium has been declared by any state or federal authority or any material disruption in commercial banking or securities settlement or clearance services has occurred; or (iv) (A) there has occurred any outbreak or escalation of hostilities or acts of terrorism involving the United States or there is a declaration of a national emergency or war by the United States or (B) there has been any other calamity or crisis or any change in political, financial or economic conditions, if the effect of any such event in (A) or (B), in the reasonable judgment of the Underwriters, is so material and adverse that such event makes it impracticable or inadvisable to proceed with the offering, sale and delivery of the Firm Shares on the terms and in the manner contemplated by the Prospectus.

(c) Any notice of termination pursuant to this Section 11 shall be in writing and delivered in accordance with Section 12.

(d) If this Agreement shall be terminated pursuant to any of the provisions hereof, or if the sale of the Securities provided for herein is not consummated because any condition to the obligations of the Underwriters set forth herein is not satisfied or because of any refusal, inability or failure on the part of the Company to perform any agreement herein or comply with any provision hereof, the Company will, subject to demand by the Underwriters, reimburse the Underwriters for only those documented Accountable Out-Of-Pocket Expenses (including the reasonable fees and expenses of their counsel), actually incurred by the Underwriters in connection herewith as allowed under FINRA Rule 5110 less the amount of the Advances previously paid by the Company).

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12. Notices. All communications hereunder, except as may be otherwise specifically provided herein, shall be in writing, and:

(a) if sent to the Representative, shall be mailed, delivered, or emailed, to:

Cathay Securities, Inc.

40 Wall St., Suite 3600

New York, NY 10005

Email: [●]

Attention: Xiaoyu Li

with a copy (which shall not constitute notice) to Underwriter’s Counsel at:

VCL Law LLP

1945 Old Gallows Rd., Suite 260

Vienna, VA 22182

Email: fliu@vcllegal.com

Attention: Fang Liu

(b) if sent to the Company, shall be mailed, delivered, or emailed, to:

NusaTrip Incorporated

28F AIA Central, Jl. Jend. Sudirman No.Kav. 48A,

RT.5/RW.4, Karet, Semanggi, Kota Jakarta Selatan,

Daerah Khusus Ibukota, Jakarta 12930, Indonesia

Email: Tjin Patrick Soetanto, CEO

Attention: patrick@thesocietypass.com

with a copy (which shall not constitute notice) to the Company’s Counsel at:

Loeb & Loeb LLP

2206-19 Jardine House

1 Connaught Road Central

Hong Kong SAR

Email: Lawrence Venick, Esq.

Attention: lvenick@loeb.com

13. Parties; Limitation of Relationship. This Agreement shall inure solely to the benefit of, and shall be binding upon, the Underwriters, the Company and the controlling persons, directors, officers, employees and agents referred to in Sections 8 and 9 hereof, and their respective successors and assigns, and no other Person shall have or be construed to have any legal or equitable right, remedy or claim under or in respect of or by virtue of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the parties hereto and such persons and their respective successors and assigns, and not for the benefit of any other person. The term “successors and assigns” shall not include a purchaser, in its capacity as such, of Securities from the Underwriter.

14. Governing Law. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to the conflict of laws principles thereof. Each of the parties hereto hereby submits to the exclusive jurisdiction of the federal and state courts in the Borough of Manhattan in The City of New York (each, a “New York Court”) in any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. Each of the parties hereto irrevocably waives any objection to the laying of venue of any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in the New York Courts, and irrevocably waives and agrees not to plead or claim in any such court that any such suit or proceeding in any such court has been brought in an inconvenient forum. The Company irrevocably appoints Nevada Discount Registered Agent, Inc. as its authorized agent (the “Authorized Agent”), upon which process may be served in any such suit or proceeding, and agrees that service of process in any manner permitted by applicable law upon such agent shall be deemed in every respect effective service of process in any manner permitted by applicable law upon the Company in any such suit or proceeding. The Company further agrees to take any and all actions as may be necessary to maintain such designation and appointment of such agent in full force and effect for a period of three years from the date of this Agreement.

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15. Default of Underwriters. If, on the Closing Date or any Additional Closing Date, as the case may be, any one or more of the Underwriters shall fail or refuse to purchase the Shares that it has or they have agreed to purchase hereunder on such date, and the aggregate number of the Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than one-tenth (10%) of the aggregate number of the Shares to be purchased on such date, the other Underwriters shall be obligated severally in the proportions that the number of Firm Shares set forth opposite their respective names in Schedule A bears to the aggregate number of Firm Shares set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as the Representative may specify, to purchase the Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date; provided that, in no event shall the number of Shares that any Underwriter has agreed to purchase pursuant to this Agreement be increased pursuant to this Section 15 by an amount in excess of one-ninth (1/9) of such number of Shares without the written consent of such Underwriter. If, on the Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Firm Shares and the aggregate number of Firm Shares with respect to which such default occurs is more than one-tenth (10%) of the aggregate number of Firm Shares to be purchased on such date, and arrangements satisfactory to the Representative and the Company for the purchase of such Firm Shares are not made within thirty six (36) hours after such default, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter or the Company. In any such case, either the Representative or the Company shall have the right to postpone the Closing Date, but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement, in the Disclosure Materials, in the Prospectus or in any other documents or arrangements may be effected. If, on an Additional Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Option Shares and the aggregate number of Option Shares with respect to which such default occurs is more than one-tenth (10%) of the aggregate number of Option Shares to be purchased on such Additional Closing Date, the non-defaulting Underwriters shall have the option to (i) terminate their obligation hereunder to purchase the Option Shares to be sold on such Additional Closing Date or (ii) purchase not less than the number of Option Shares that such non-defaulting Underwriters would have been obligated to purchase in the absence of such default. Any action taken under this paragraph shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

16. Entire Agreement. This Agreement, together with the schedules and annexes attached hereto and as the same may be amended from time to time in accordance with the terms hereof, contains the entire agreement among the parties hereto relating to the subject matter hereof and there are no other or further agreements outstanding not specifically mentioned herein. This Agreement supersedes any prior agreements or understandings among or between the parties hereto.

17. Severability. If any term or provision of this Agreement or the performance thereof shall be invalid or unenforceable to any extent, such invalidity or unenforceability shall not affect or render invalid or unenforceable any other provision of this Agreement and this Agreement shall be valid and enforceable to the fullest extent permitted by law.

18. Amendment. This Agreement may only be amended by a written instrument executed by each of the parties hereto.

19. Waiver, etc. The failure of any of the parties hereto to at any time enforce any of the provisions of this Agreement shall not be deemed or construed to be a waiver of any such provision, nor to in any way affect the validity of this Agreement or any provision hereof or the right of any of the parties hereto to thereafter enforce each and every provision of this Agreement. No waiver of any breach, non-compliance or non-fulfillment of any of the provisions of this Agreement shall be effective unless set forth in a written instrument executed by the party or parties against whom or which enforcement of such waiver may be sought; and no waiver of any such breach, non-compliance or non-fulfillment shall be construed or deemed to be a waiver of any other or subsequent breach, non-compliance or non-fulfillment. The parties to this Agreement hereby irrevocably waive, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal suit, action or proceeding arising out of or relating to this Agreement, the Registration Statement, the Disclosure Materials, the Prospectus, the offering of the Securities or the transactions contemplated hereby.

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20. No Fiduciary Relationship. The Company hereby acknowledges that the Underwriters are acting solely as Underwriters in connection with the offering of the Company’s Securities. The Company further acknowledges that the Underwriters are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s-length basis and in no event do the parties intend that the Underwriters act or be responsible as a fiduciary to the Company, its management, shareholders, creditors or any other person in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of the offering of the Company’s Securities, either before or after the date hereof. The Underwriters hereby expressly disclaim any fiduciary or similar obligations to the Company, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Company hereby confirms its understanding and agreement to that effect. The Company hereby further confirms its understanding that the Underwriters have not assumed an advisory or fiduciary responsibility in favor of the Company with respect to the Offering contemplated hereby or the process leading thereto, including, without limitation, any negotiation related to the pricing of the Securities; and the Company has consulted its own legal and financial advisors to the extent it has deemed appropriate in connection with this Agreement and the Offering. The Company and the Underwriters agree that they are each responsible for making their own independent judgments with respect to any such transactions, and that any opinions or views expressed by the Underwriters to the Company regarding such transactions, including but not limited to any opinions or views with respect to the price or market for the Company’s securities, do not constitute advice or recommendations to the Company. The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against the Underwriters with respect to any breach or alleged breach of any fiduciary or similar duty to the Company in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions.

21. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all such counterparts shall together constitute one and the same instrument. Delivery of a signed counterpart of this Agreement by facsimile or other electronic transmission shall constitute valid and sufficient delivery thereof.

22. Headings. The headings herein are inserted for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

23. Time is of the Essence. Time shall be of the essence of this Agreement. As used herein, the term “Business Day” shall mean any day other than a Saturday, Sunday or any day on which any of the major U.S. stock exchanges are not open for business.

[Signature Page Follows]

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If the foregoing correctly sets forth your understanding, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement among us.

Very truly yours,

NusaTrip Incorporated

By:
Name:	Tjin Patrick Soetanto
Title:	Chief Executive Officer

Accepted by the Representative

as of the date first written above

Acting on behalf of itself and as Representative of the Underwriters named in Schedule A hereto

Cathay Securities, Inc.

By:
Name:	Xiaoyu Li
Title:	Chief Executive Officer

[Signature Page to Underwriting Agreement]

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SCHEDULE A

Underwriters	Number of Firm Shares to Be Purchased	Purchase Price
Cathay Securities, Inc.	[●]	$	[●]
Total	[●]	$	[●]

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SCHEDULE B

Lock-Up Parties

Name

Tjin Patrick Soetanto

Yee Siong Tan

Albert Nicolas

Anson Neo

Howie Ng Har How

Heather Maynard

Vincent Puccio

Nicole Washko

Michael Freed

Richard Hou

Society Pass Incorporated

25

Annex I

NUSATRIP INCORPORATED

FORM OF OFFICERS’ CERTIFICATE

[●], 2025

The undersigned, Tjin Patrick Soetanto, Chief Executive Officer, and Yee Siong Tan, Chief Financial Officer, of NusaTrip Incorporated, a company incorporated under the laws of the State of Nevada (the “Company”), pursuant to Section 7(d) of the Underwriting Agreement, dated as of [●], 2025 by and between the Company and Cathay Securities, Inc., as representative of the several underwriters listed on Schedule A thereto (the “Underwriting Agreement”), do hereby certify, each in his capacity as an officer of the Company, and not individually and without personal liability, on behalf of the Company, as follows:

1.	Such officer has carefully examined the Registration Statement, the Disclosure Materials, and the Prospectus and, in his opinion, the Registration Statement and each amendment thereto, as of the Applicable Time and the Closing Date, did not include any untrue statement of a material fact and did not omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and the Disclosure Materials, as of the Applicable Time and as of the Closing Date, any Permitted Free Writing Prospectus as of its date and as of the Closing Date, the Prospectus and each amendment or supplement thereto, as of the respective date thereof and as of the Closing Date, did not include any untrue statement of a material fact and did not omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances in which they were made, not misleading.

2.	Subsequent to the respective dates as of which information is given in the Registration Statement, the Disclosure Materials, or the Prospectus, there has not been any Material Adverse Changes or any development involving a prospective Material Adverse Change, whether or not arising from transactions in the ordinary course of business.

3.	To the best of his or her knowledge after reasonable investigation, as of the Closing Date, the representations and warranties of the Company in the Underwriting Agreement are true and correct in all material respects (except for those representations and warranties qualified as to materiality, which shall be true and correct in all respects and except for those representations and warranties which refer to facts existing at a specific date, which shall be true and correct as of such date) and the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied under the Underwriting Agreement at or prior to the Closing Date.

4.	To the best of his or her knowledge after reasonable investigation, as of the Closing Date, the Company has not sustained any material loss or interference with its businesses, whether or not covered by insurance, or from any labor dispute or any legal or governmental proceeding.

5.	There are no pro forma or as adjusted financial statements that are required to be included in the Registration Statement, the Disclosure Materials, and the Prospectus pursuant to the Regulations which are not so included.

6.	No stop order or other order suspending the effectiveness of the Registration Statement or any part thereof or any amendment thereof or the qualification of the Securities for offering or sale, nor suspending or preventing the use of the Disclosure Materials and the Prospectus, has been issued, and no proceeding for that purpose has been instituted or, to the best of his knowledge, is contemplated by the Commission or any state or regulatory body.

Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Underwriting Agreement. This certificate may be executed in one or more counterparts, all of which together shall be deemed to be one and the same instrument.

[Signature Page Follows]

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IN WITNESS WHEREOF, I have, on behalf of the Company, signed this certificate as of the date first written above.

Name:	Tjin Patrick Soetanto
Title:	Chief Executive Officer

Name:	Yee Siong Tan
Title:	Chief Financial Officer

[Signature Page of Officers’ Certificate]

27

Annex II

NUSATRIP INCORPORATED

FORM OF SECRETARY’S CERTIFICATE

[●], 2025

The undersigned, Yee Siong Tan, hereby certifies that he is the duly elected Secretary of NusaTrip Incorporated, a company incorporated under the laws of the State of Nevada (the “Company”), and that as such he is authorized to execute and deliver this certificate in the name and on behalf of the Company. Pursuant to Section 7(e) of the Underwriting Agreement, dated as of [●], 2025, by and between the Company and Cathay Securities, Inc., as representative of the several underwriters listed on Schedule A thereto (the “Underwriting Agreement”), the undersigned further certifies in his capacity as Secretary of the Company and without personal liability, on behalf of the Company, the items set forth below. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Underwriting Agreement.

1.	Attached hereto as Exhibit A are true and complete copies of the resolutions adopted by the board of directors of the Company (the “Board”) either at a meeting or meetings properly held or by the unanimous written consent of each member of the Company’s Board and any committee of or designated by the Company’s Board relating to the public offering contemplated by the Underwriting Agreement. All of such resolutions were duly adopted, have not been amended, modified or rescinded and remain in full force and effect; and such resolutions are the only resolutions adopted by the Board or by any committee of or designated by the Board relating to the public offering contemplated by the Underwriting Agreement.

2.	Attached hereto as Exhibit B is a true, correct, and complete copy of the Certificate of Incorporation of the Company, together with any and all amendments thereto. No action has been taken to further amend, modify, or repeal such charter documents, which remain in full force and effect in the attached form as of the date hereof. No action has been taken by the Company, its shareholders, directors, or officers in contemplation of the filing of any such amendment or other document or in contemplation of the liquidation or dissolution of the Company prior to the consummation of the transactions contemplated by the Underwriting Agreement.

3.	Attached hereto as Exhibit C is a true, correct, and complete copy of the memorandum and articles of association of the Company and any and all amendments thereto. No action has been taken to further amend, modify, or repeal such memorandum and articles of association, which remain in full force and effect in the attached form as of the date hereof.

4.	Attached hereto as Exhibit D are (i) a true and complete copy of a Certificate of Good Standing of the Company, dated close to the date of this certificate; and (ii) true and complete copies, dated close to the date of this certificate, showing the subsidiaries of the Company are duly organized and in good standing under the laws of their respective place of organization or incorporation .

5.	Each person listed below has been duly elected or appointed to the positions indicated opposite its name and is duly authorized to sign the Underwriting Agreement and each of the documents in connection therewith on behalf of the Company, and the signature appearing opposite such person’s name below is its genuine signature.

Name	Position	Signature

Tjin Patrick Soetanto	Chief Executive Officer	______________________

Yee Siong Tan	Chief Financial Officer	______________________

This certificate may be executed in one or more counterparts, all of which together shall be deemed to be one and the same instrument.

[Signature Page Follows]

28

IN WITNESS WHEREOF, the undersigned has signed this certificate as of the date first written above.

Name:	Yee Siong Tan
Title:	Secretary

[Signature Page of Secretary’ Certificate]

29

Annex III

NUSATRIP INCORPORATED

FORM OF CHIEF FINANCIAL OFFICER’S CERTIFICATE

[●], 2025

The undersigned, Yee Siong Tan, hereby certifies that he is the duly elected, qualified, and acting Chief Financial Officer, of NusaTrip Incorporated, a company incorporated under the laws of the State of Nevada (the “Company”), and that as such he is authorized to execute and deliver this certificate in the name and on behalf of the Company. Pursuant to Section 7(g) of the Underwriting Agreement, dated as of [●], 2025 by and between the Company and Cathay Securities, Inc., as the representative of the several underwriters listed on Schedule A thereto (the “Underwriting Agreement”), the undersigned further certifies, solely in the capacity as an officer of the Company for and on behalf of the Company as set forth below.

1.	I am the Chief Financial Officer of the Company and have been duly appointed to such position as of the date hereof.

2.	I am providing this certificate in connection with the offering of the securities described in the Registration Statement, the Disclosure Materials, and the Prospectus.

3.	I am familiar with the accounting, operations, records systems and internal controls of the Company and have participated in the preparation of the Registration Statement, the Disclosure Materials, and the Prospectus.

4.	The Company’s financial statements included in the Registration Statement, the Disclosure Materials, and the Prospectus present fairly, in all material respects, the financial condition of the Company and its subsidiaries and their results of operations for the periods presented in the Registration Statement, the Disclosure Materials, and the Prospectus.

5.	I have reviewed the disclosure in the Registration Statement, the Disclosure Materials, and the Prospectus, including the financial and operating information and data identified and circled by VCL Law LLP in the Registration Statement, the Disclosure Materials, and the Prospectus attached hereto as Exhibit A, and to the best of my knowledge such information is correct, complete and accurate in all material respects.

Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Underwriting Agreement.

[Signature Page Follows]

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IN WITNESS WHEREOF, the undersigned has signed this certificate as of the date first written above.

NusaTrip Incorporated

By:
Name:	Yee Siong Tan
Title:	Chief Financial Officer

[Signature Page of CFO’s Certificate]

31

Annex IV

Form of Lock-Up Agreement

[●], 2025

Cathay Securities, Inc.

40 Wall St., Suite 3600

New York, NY 10005

Ladies and Gentlemen:

The undersigned understands Cathay Securities, Inc., as the representative of the several underwriters (the “Representative”), proposes to enter into an Underwriting Agreement (the “Underwriting Agreement”) with NusaTrip Incorporated, a company incorporated under the laws of the State of Nevada (the “Company”), providing for the initial public offering in the United States (the “Initial Public Offering”) of a certain number of shares of common stock of the Company, par value $0.0001 per share (the “Shares”).

To induce the Representative to continue its efforts in connection with the Initial Public Offering, the undersigned hereby agrees that, without the prior written consent of the Representative, the undersigned will not, during the period commencing on the date hereof and ending six (6) months from the date of commencement of sale of the Initial Public Offering (the “Lock-Up Period”), (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale, or otherwise transfer or dispose of, directly or indirectly, any Shares or any securities convertible into or exercisable or exchangeable for or represent the right to receive Shares, whether now owned or hereafter acquired by the undersigned (collectively, the “Lock-Up Securities”); (2) enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction described in clause (1) above or this clause (2) is to be settled by delivery of Shares or such other securities, in cash or otherwise; (3) make any written demand for or exercise any right with respect to the registration of any Shares or any security convertible into or exercisable or exchangeable for Shares; or (4) publicly disclose the intention to do any of the foregoing.

Notwithstanding the foregoing, and subject to the conditions below, the undersigned may transfer Lock-Up Securities without the prior written consent of the Representative in connection with (a) transactions relating to Lock-Up Securities acquired in open market transactions after the completion of the Initial Public Offering; (b) transfers of Lock-Up Securities as a bona fide gift, by will or intestacy or to a family member or trust for the benefit of the undersigned and/or one or more family members (for purposes of this lock-up agreement, “family member” means any relationship by blood, marriage or adoption, not more remote than first cousin); (c) transfers of Lock-Up Securities to a charity or educational institution or other not-for-profit organization; (d) if the undersigned, directly or indirectly, controls a corporation, partnership, limited liability company or other business entity, any transfers of Lock-Up Securities to any such corporation, partnership, limited liability company or other business entity, or any shareholder, partner or member of, or owner of similar equity interests in, the same, as the case may be; (e) a sale or surrender to the Company of any options or Shares of the Company underlying options in order to pay the exercise price or taxes associated with the exercise of options or (f) transfers or distributions pursuant to any bona fide third-party tender offer, merger, acquisition, consolidation or other similar transaction made to all holders of the Company’s Shares involving a Change of Control of the Company, provided that in the event that such tender offer, merger, acquisition, consolidation or other such transaction is not completed, the Lock-Up Securities held by the undersigned shall remain subject to the provisions of this lock-up agreement; provided that in the case of any transfer pursuant to the foregoing clauses (b), (c) or (d), (i) any such transfer shall not involve a disposition for value, (ii) each transferee shall sign and deliver to the Representative a lock-up agreement substantially in the form of this lock-up agreement and (iii) no filing under Section 16(a) of the U.S. Securities Exchange Act of 1934, as amended shall be required or shall be voluntarily made (collectively, “Permitted Transfers”). For purposes of this paragraph, the term “Change of Control” shall mean any transaction or series of related transactions pursuant to which any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as such term is defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power of the Shares of the Company on a fully diluted basis. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s Lock-Up Securities except in compliance with this lock-up agreement.

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The undersigned agrees that, prior to engaging in any transaction or taking any other action that is subject to the terms of this lock-up agreement (for the avoidance of doubt, excluding any transaction or other action in connection with a Permitted Transfer) during the period from the date hereof to the expiration of the initial Lock-Up Period, the undersigned will give notice thereof to the Company and will not consummate any such transaction or take any such action unless it has received written confirmation from the Company that the Lock-Up Period has expired.

The undersigned agrees that (i) the foregoing restrictions shall be equally applicable to any issuer-directed or “friends and family” Shares that the undersigned may purchase in the Initial Public Offering, (ii) at least three (3) business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of Lock-Up Securities, the Representative will notify the Company of the impending release or waiver. Any release or waiver granted by the Representative hereunder to any such officer or director shall only be effective two (2) business days after the publication date of a press release by the Company for such release or waiver. The provisions of this paragraph will not apply if (a) the release or waiver is effected solely to permit a transfer of Lock-Up Securities not for consideration or in connection with any other Permitted Transfer and (b) the transferee has agreed in writing to be bound by a lock-up agreement substantially in the form of this lock-up agreement.

The undersigned agrees that except as set forth in this Lock-Up Agreement, there are no and will be no other agreement or arrangement, either verbal or in writing, with any other individuals or entities, including but not limited to shareholders, friends and family, and other third parties, to circumvent or has an effect of circumventing the obligations set forth in this Lock-Up Agreement.

No provision in this agreement shall be deemed to restrict or prohibit the exercise, exchange or conversion by the undersigned of any securities exercisable or exchangeable for or convertible into Shares, as applicable; provided that the undersigned does not transfer the Shares acquired on such exercise, exchange or conversion during the Lock-Up Period, unless in connection with a Permitted Transfer or in a transfer otherwise permitted pursuant to the terms of this lock-up agreement. In addition, no provision herein shall be deemed to restrict or prohibit the entry into or modification of a so-called “10b5-1” plan at any time (other than the entry into or modification of such a plan in such a manner as to cause the sale of any Lock-Up Securities within the Lock-Up Period).

The undersigned understands that the Company and the Representative are relying upon this lock-up agreement in proceeding toward consummation of the Initial Public Offering. The undersigned further understands that this lock-up agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal Underwriters, successors, and assigns.

The undersigned understands that, if the Underwriting Agreement does not become effective, or if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Shares to be sold thereunder, then this lock-up agreement shall be void and of no further force or effect.

Whether or not the Initial Public Offering actually occurs depends on a number of factors, including market conditions. The Initial Public Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Representative.

This lock-up agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws principles thereof. Delivery of a signed copy of this lock-up agreement by facsimile or e-mail/.pdf transmission shall be effective as the delivery of the original hereof.

[SIGNATURE PAGE TO FOLLOW]

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Very truly yours,

By:

Name:

Address:

[Signature Page of Lock-up Agreement]

34

Annex V

Representative’s Warrants

35

Exhibit ~~4~~3. 1

Exhibit 3.2

Exhibit 3.3

NUSATRIP INCORPORATED

BYLAWS

ARTICLE I

OFFICES

Section 1. Registered Agent and Offices. The initial registered agent of the corporation in the State of Nevada shall be Vcorp Services, LLC 701 S. Carson Street, Suite 200. The principal place of business of the corporation shall be at 30 Gondoliers Bluff, Newport Coast, CA, 92657.

Section 2. Other Offices. The corporation may also have and maintain an office or principal place of business at such place as may be fixed by the Board of Directors, and may also have offices at such other places, both within and without the State of Nevada, as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II

CORPORATE SEAL

Section 3. Corporate Seal. The Board of Directors may adopt a corporate seal. Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE III

STOCKHOLDERS’ MEETINGS

Section 4. Place of and Time of Meetings.

(a) Meetings of the stockholders of the corporation may be held at such place, either within or outside of the State of Nevada, as may be determined from time to time by the Board of Directors. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as provided under the Nevada Revised Statutes (the “Act”).

(b) The annual meeting shall be held on the date and at the time fixed, from time to time, by the directors. A special meeting shall be held on the date and at the time fixed by the directors.

(c) Annual meetings and special meetings shall be held at such place, within or without the State of Nevada, as the directors may, from time to time, fix. Whenever the directors shall fail to fix such place, the meeting shall be held at the registered office of the corporation in the State of Nevada. The Board of Directors may also, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 78.320 of the Nevada Private Corporations Law. If a meeting by remote communication is authorized by the Board of Directors in its sole discretion, and subject to guidelines and procedures as the Board of Directors may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication participate in a meeting of stockholders and be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (a) the corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (b) the corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (c) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the corporation.

Section 5. Annual Meeting.

(a) The annual meeting of the stockholders of the corporation, for the purpose of election of directors and for such other business as may lawfully come before it, shall be held on such date and at such time as may be designated from time to time by the Board of Directors. Nominations of persons for election to the Board of Directors of the corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders: (i) pursuant to the corporation’s notice of meeting of stockholders; (ii) by or at the direction of the Board of Directors; or (iii) by any stockholder of the corporation who was a stockholder of record at the time of giving of notice provided for in the following paragraph, who is entitled to vote at the meeting and who complied with the notice procedures set forth in this Section.

(b) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of paragraph (a) of this Section, (i) the stockholder must have given timely notice thereof in writing to the Secretary of the corporation, (ii) such other business must be a proper matter for stockholder action under the Act and applicable law, (iii) if the stockholder, or the beneficial owner on whose behalf any such proposal or nomination is made, has provided the corporation with a Solicitation Notice (as defined in this paragraph), such stockholder or beneficial owner must, in the case of a proposal, have delivered a proxy statement and form of proxy to holders of at least the percentage of the corporation’s voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the corporation’s voting shares reasonably believed by such stockholder or beneficial owner to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder, and must, in either case, have included in such materials the Solicitation Notice, and (iv) if no Solicitation Notice relating thereto has been timely provided pursuant to this Section, the stockholder or beneficial owner proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice under this Section. To be timely, a stockholder’s notice shall be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced more than thirty (30) days prior to or delayed by more than thirty (30) days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder’s notice as described above. Such stockholder’s notice shall set forth: (A) as to each person whom the stockholder proposed to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “1934 Act”), and Rule 14a-4(d) thereunder (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the corporation’s books, and of such beneficial owner, (ii) the class and number of shares of the corporation that are owned beneficially and of record by such stockholder and such beneficial owner, and (iii) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of the proposal, at least the percentage of the corporation’s voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the corporation’s voting shares to elect such nominee or nominees (an affirmative statement of such intent, a “Solicitation Notice”).

(c) Notwithstanding anything in the second sentence of paragraph (b) of this Section to the contrary, in the event that the number of directors to be elected to the Board of Directors of the corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the corporation at least one hundred (100) days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by this Section shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the corporation.

(d) Only such persons who are nominated in accordance with the procedures set forth in this Section (or elected or appointed pursuant to Article IV of these Bylaws) shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section. Except as otherwise provided by law, the Chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made, or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such defective proposal or nomination shall not be presented for stockholder action at the meeting and shall be disregarded.

(e) Notwithstanding the foregoing provisions of this Section, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholders’ meeting, stockholders must provide notice as required by the regulations promulgated under the 1934 Act. Nothing in these Bylaws shall be deemed to affect any rights of stockholders to request inclusion of proposals in the corporation proxy statement pursuant to Rule 14a-8 under the 1934 Act.

(f) For purposes of this Section, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13, 14 or 15(d) of the 1934 Act.

Section 6. Special Meetings.

(a) Special meetings of the stockholders of the corporation may be called, for any purpose or purposes, by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, (iii) the Board of Directors pursuant to a resolution adopted by directors representing a quorum of the Board of Directors or (iv) by the holders of shares entitled to cast not less than 50% of the votes at the meeting, and shall be held at such place, on such date, and at such time as the Board of Directors shall fix.

(b) If a special meeting is properly called by any person or persons other than the Board of Directors, the request shall be in writing, specifying the general nature of the business proposed to be transacted, and shall be delivered personally or sent by certified or registered mail, return receipt requested, or by telegraphic or other facsimile transmission to the Chairman of the Board of Directors, the Chief Executive Officer, or the Secretary of the corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The Board of Directors shall determine the time and place of such special meeting, which shall be held not less than thirty-five (35) nor more than one hundred twenty (120) days after the date of the receipt of the request. Upon determination of the time and place of the meeting, the officer receiving the request shall cause notice to be given to the stockholders entitled to vote, in accordance with the provisions of Section 7 of these Bylaws. Nothing contained in this paragraph (b) shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

Section 7. Notice of Meetings. Except as otherwise provided by law, notice, given in writing or by electronic transmission, of each meeting of stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at any such meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the corporation. Notice of the time, place, if any, and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof or by electronic transmission by such person, either before or after such meeting, and will be waived by any stockholder by his or her attendance thereat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 8. Quorum. At all meetings of stockholders, except where otherwise provided by statute or by the Articles of Incorporation, or by these Bylaws, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. The stockholders present at a duly called or convened a meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Except as otherwise provided by statute, or by the Articles of Incorporation or these Bylaws, in all matters other than the election of directors, the affirmative vote of a majority of shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the subject matter shall be the act of the stockholders. Except as otherwise provided by statute, the Articles of Incorporation or these Bylaws, directors shall be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by the statute or by the Articles of Incorporation or these Bylaws, a majority of the outstanding shares of such class or classes or series, present in person, by remote communication, if applicable, or represented by proxy duly authorized, shall constitute a quorum entitled to take action with respect to that vote on that matter. Except where otherwise provided by statute or by the Articles of Incorporation or these Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of shares of such class or classes or series present in person, by remote communication, if applicable, or represented by proxy at the meeting shall be the act of such class or classes or series.

Section 9. Adjournment and Notice of Adjourned Meetings. Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the chairman of the meeting or by the vote of a majority of the shares present in person, by remote communication, if applicable, or represented by proxy. When a meeting is adjourned to another time or place, if any, notice need not be given of the adjourned meeting if the time and place, if any, thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the corporation may transact any business, which might have been transacted at the original meeting pursuant to the Articles of Incorporation, these Bylaws or applicable law. If the adjournment is for more than thirty (30) days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 10. Voting Rights. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, as provided in Section 12 of these Bylaws, shall be entitled to vote at any meeting of stockholders. Every person entitled to vote or execute consents shall have the right to do so in person, either by remote communication, if applicable, or by an agent or agents authorized by a proxy granted in accordance with Nevada law. An agent so appointed need not be a stockholder. No proxy shall be voted after three (3) years from its date of creation unless the proxy provides for a longer period.

Section 11. Joint Owners of Stock. If shares or other securities having voting power stand of record in the names of two (2) or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two (2) or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting (including giving consent pursuant to Section 13) shall have the following effect: (a) if only one (1) votes, his or her act binds all; (b) if more than one (1) votes, the act of the majority so voting binds all; (c) if more than one (1) votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Nevada Circuit Court for relief as provided in the Act. If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even-split for the purpose of subsection (c) shall be a majority or even-split in interest.

Section 12. List of Stockholders. The Secretary shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. The list shall be open to examination of any stockholder during the time of the meeting as provided by law.

Section 13. Action Without Meeting.

(a) Unless otherwise provided in the Articles of Incorporation, any action required by statute to be taken at any annual or special meeting of the stockholders, or any action which may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, or by electronic transmission setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

(b) Every written consent or electronic transmission shall bear the date of signature of each stockholder who signs the consent, and no written consent or electronic transmission shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated consent delivered to the corporation in the manner herein required, written consents or electronic transmissions signed by a sufficient number of stockholders to take action are delivered to the corporation by delivery to its registered office in the State of Nevada, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested.

(c) In no instance where the action is authorized by written consent need a meeting of stockholders be called or notice given.

(d) An electronic mail, facsimile or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this Section, provided that any such electronic mail, facsimile or other electronic transmission sets forth or is delivered with information from which the corporation can determine (i) that the electronic mail, facsimile or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder and (ii) the date on which such stockholder or proxyholder or authorized person or persons transmitted such electronic mail, facsimile or electronic transmission. The date on which such electronic mail, facsimile or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by electronic mail, facsimile or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the corporation by delivery to its registered office in the state of Nevada, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation’s registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by electronic mail, facsimile or other electronic transmission may be otherwise delivered to the principal place of business of the corporation or to an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded if, to the extent and in the manner provided by resolution of the board of directors of the corporation. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

Section 14. Organization.

(a) At every meeting of stockholders, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the Chief Executive Officer, or, if the Chief Executive Officer is absent, a chairman of the meeting chosen by a majority in interest of the stockholders entitled to vote, present in person or by proxy, shall act as chairman. The Secretary, or, in his or her absence, an Assistant Secretary directed to do so by the Chief Executive Officer, shall act as secretary of the meeting.

(b) The Board of Directors shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations, and procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the chairman shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE IV

DIRECTORS

Section 15. Number and Term of Office. The authorized number of directors of the corporation shall be fixed by the Board of Directors from time to time. Directors need not be stockholders unless so required by the Articles of Incorporation. If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient.

Section 16. Powers. The business and affairs of the corporation shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided by statute or by the Articles of Incorporation. The Board of Directors of the Corporation is entitled to determine the voting powers and the designations (including the right and power to designate), preferences and other special rights, and the qualifications, limitations or restrictions in respect of each class or series of preferred stock of the Corporation.

Section 17. Term of Directors.

(a) Directors shall be elected at each annual meeting of stockholders to serve until the next annual meeting of stockholders and his or her successor is duly elected and qualified or until his or her death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

(b) No person entitled to vote at an election for directors may cumulate votes to which such person is entitled.

Section 18. Vacancies.

Unless otherwise provided in the Articles of Incorporation, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director; provided, however, that whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the Articles of Incorporation, vacancies and newly created directorships of such class or classes or series shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified. A vacancy in the Board of Directors shall be deemed to exist under this Bylaw in the case of the death, removal or resignation of any director.

Section 19. Resignation. Any director may resign at any time by delivering his or her notice in writing or by electronic transmission to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors. If no such specification is made, it shall be deemed effective at the pleasure of the Board of Directors. When one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each Director so chosen shall hold office for the unexpired portion of the term of the Director whose place shall be vacated and until his successor shall have been duly elected and qualified.

Section 20. Removal.

Subject to any limitations imposed by applicable law, the Board of Directors or any director may be removed from office at any time with or without cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors.

Section 21. Meetings

(a) Regular Meetings. Unless otherwise restricted by the Articles of Incorporation, regular meetings of the Board of Directors may be held at any time or date and at any place within or without the State of Nevada which has been designated by the Board of Directors and publicized among all directors, either orally or in writing, including a voice- messaging system or other system designated to record and communicate messages, facsimile, or by electronic mail or other electronic means. No further notice shall be required for a regular meeting of the Board of Directors.

(b) Special Meetings. Unless otherwise restricted by the Articles of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Nevada whenever called by the Chairman of the Board, the Chief Executive Officer (if a director), the President (if a director) or any director.

(c) Meetings by Electronic Communications Equipment. Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d) Notice of Special Meetings. Notice of the time and place of all special meetings of the Board of Directors shall be orally or in writing, by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means, during normal business hours, at least twenty-four (24) hours before the date and time of the meeting. If notice is sent by US mail, it shall be sent by first class mail, postage prepaid at least three (3) days before the date of the meeting. Notice of any meeting may be waived in writing or by electronic transmission at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(e)  Waiver of Notice. The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present who did not receive notice shall sign a written waiver of notice or shall waive notice by electronic transmission. All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 22. Quorum and Voting.

(a)  Unless the Articles of Incorporation requires a greater number, a quorum of the Board of Directors shall consist of a majority of the total number of directors then serving; provided, however, that such number shall never be less than one-third (1/3) of the total number of directors except that when one director is authorized, then one director shall constitute a quorum. At any meeting, whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting. If the Articles of Incorporation provides that one or more directors shall have more or less than one vote per director on any matter, every reference in this Section to a majority or other proportion of the directors shall refer to a majority or other proportion of the votes of the directors.

(b) At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Articles of Incorporation or these Bylaws.

Section 23. Action without Meeting. Unless otherwise restricted by the Articles of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing or writings or transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 24. Fees and Compensation. Directors shall be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 25. Committees.

(a) Executive Committee. The Board of Directors may appoint an Executive Committee to consist of one (1) or more members of the Board of Directors. The Executive Committee, to the extent permitted by law and provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the Act to be submitted to stockholders for approval, or

(ii) adopting, amending or repealing any bylaw of the corporation.

(b) Other Committees. The Board of Directors may, from time to time, appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors shall consist of one (1) or more members of the Board of Directors and shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event shall any such committee have the powers denied to the Executive Committee in these Bylaws.

(c) Term. The Board of Directors, subject to the provisions of paragraphs (a) or (b) of this Section may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member shall terminate on the date of his or her death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d) Meetings. Unless the Board of Directors shall otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place which has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Unless otherwise provided by the Board of Directors in the resolutions authorizing the creation of the committee, a majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.

Section 26. Organization. At every meeting of the directors, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the Chief Executive Officer (if a director), or if the Chief Executive Officer is not a director or is absent, the President (if a director), or if the President is not a director or is absent, the most senior Vice President (if a director) or, in the absence of any such person, a chairman of the meeting chosen by a majority of the directors present, shall preside over the meeting. The Secretary, or in his or her absence, any Assistant Secretary directed to do so by the Chief Executive Officer or President, shall act as secretary of the meeting.

ARTICLE V

OFFICERS

Section 27. Officers Designated. The officers of the corporation shall include, if and when designated by the Board of Directors, the Chief Executive Officer, the President, the Secretary, and the Treasurer, all of whom shall be elected at the annual organizational meeting of the Board of Directors. The Board of Directors may also appoint the Chief Financial Officer, the Controller, one or more Vice Presidents; one or more Assistant Secretaries, Assistant Treasurers, Assistant Controllers and such other officers and agents with such powers and duties as it shall deem necessary. The Board of Directors may assign such additional titles to one or more of the officers, as it shall deem appropriate. Any one person may hold any number of offices of the corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the corporation shall be fixed by or in the manner designated by the Board of Directors.

Section 28. Tenure and Duties of Officers.

(a) General. All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors, or by the Chief Executive Officer or other officer if so authorized by the Board of Directors.

(b) Duties of Chairman of the Board of Directors. The Chairman of the Board of Directors, when present, shall preside at all meetings of the stockholders and the Board of Directors. The Chairman of the Board of Directors shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time. If there is no Chief Executive Officer and no President, then the Chairman of the Board of Directors shall also serve as the Chief Executive Officer of the corporation and shall have the powers and duties prescribed in paragraph (c) of this Section.

(c) Duties of Chief Executive Officer. The Chief Executive Officer shall preside at all meetings of the stockholders and (if a director) at all meetings of the Board of Directors, unless the Chairman of the Board of Directors has been appointed and is present. The Chief Executive Officer shall be the chief executive officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The Chief Executive Officer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(d) Duties of President. In the absence or disability of the Chief Executive Officer or if the office of Chief Executive Officer is vacant, the President shall preside at all meetings of the stockholders and (if a director) at all meetings of the Board of Directors, unless the Chairman of the Board of Directors has been appointed and is present. If the office of Chief Executive Officer is vacant, the President shall be the chief executive officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The President shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(e) Duties of Vice Presidents. The Vice Presidents may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant. The Vice Presidents shall perform other duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(f) Duties of Secretary. The Secretary shall attend all meetings of the stockholders and of the Board of Directors and shall record all acts and proceedings thereof in the minute book of the corporation. The Secretary shall give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary shall perform all other duties provided for in these Bylaws and other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. The Chief Executive Officer may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer shall designate from time to time.

(g) Duties of Treasurer and Chief Financial Officer. The Treasurer and Chief Financial Officer shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner and shall render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the Chief Executive Officer. The Treasurer and Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the corporation. The Treasurer and Chief Financial Officer shall perform other duties commonly incident to his or her office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer shall designate from time to time. The Chief Executive Officer may direct the Treasurer or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Treasurer or Chief Financial Officer in the absence or disability of the Treasurer and Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer shall designate from time to time.

Section 29. Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 30. Resignations. Any officer may resign at any time by giving notice in writing or by electronic transmission notice to the Board of Directors or to the Chief Executive Officer or to the President or to the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the corporation under any contract with the resigning officer.

Section 31. Removal. Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written or electronic consent of the directors in office at the time, or by any committee or superior officers upon whom such power of removal may have been conferred by the Board of Directors.

ARTICLE VI

EXECUTION OF CORPORATE INSTRUMENTS AND VOTING OF SECURITIES OWNED BY THE CORPORATION

Section 32. Execution of Corporate Instruments. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the corporation any corporate instrument or document, or to sign on behalf of the corporation the corporate name, or to enter into contracts on behalf of the corporation, except where otherwise provided by law or these Bylaws, and such execution or signature shall be binding upon the corporation. All checks and drafts drawn on banks or other depositaries of funds to the credit of the corporation or on special accounts of the corporation shall be signed by such person or persons, as the Board of Directors shall authorize so to do. Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 33. Voting of Securities Owned by the Corporation. All stock and other securities of other corporations owned or held by the corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chairman of the Board of Directors, the Chief Executive Officer, the President, or any Vice President.

ARTICLE VII

SHARES OF STOCK

Section 34. Form and Execution of Certificates. The shares of the corporation shall be represented by certificates, or shall be uncertificated. Certificates for the shares of stock, if any, of the corporation shall be in such form as is consistent with the Articles of Incorporation and applicable law. Every holder of shares of stock in the corporation represented by certificate shall be entitled to have a certificate signed by or in the name of the corporation by any two authorized officers, including but not limited to the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by him or her in the corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he or she were such officer, transfer agent, or registrar at the date of issue.

Section 35. Lost Certificates. A new certificate or certificates shall be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or the owner’s legal representative, to agree to indemnify the corporation in such manner as it shall require or to give the corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

Section 36. Restrictions on Transfer.

(a) The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the sale, transfer, assignment, pledge, or other disposal of or encumbering of any of the shares of stock of the corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise (each, a “Transfer”) of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the Act.

(b) Transfers of record of shares of stock of the corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and, in the case of stock represented by a certificate, upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

(c) If the stockholder desires to sell or otherwise Transfer any of his or her shares of stock, then the stockholder shall first give written notice thereof to the corporation. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed Transfer.

Section 37. Fixing Record Dates.

(a) In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, subject to applicable law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day immediately preceding the day on which notice is given, or if notice is waived, at the close of business on the day immediately preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any stockholder of record seeking to have the stockholders authorize or take corporate action by written consent shall, by written notice to the Secretary, request the Board of Directors to fix a record date. The Board of Directors shall promptly, but in all events within ten (10) days after the date, on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board of Directors within ten (10) days of the date on which such a request is received, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in the State of Nevada, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 38. Registered Stockholders. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Nevada.

ARTICLE VIII

FISCAL YEAR

Section 39. Fiscal Year. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

ARTICLE IX

INDEMNIFICATION

Section 40. Indemnification of Directors, Executive Officers, Employees, and Other Agents.

(a) Directors and Executive Officers. The corporation shall indemnify its directors and executive officers (for the purposes of this Article, “executive officers” shall have the meaning defined in Rule 3b-7 promulgated under the 1934 Act) to the fullest extent not prohibited by the Act or any other applicable law; provided, however, that the corporation may modify the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the corporation shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the Act or any other applicable law or (iv) such indemnification is required to be made under paragraph (d) of this Section.

(b) Other Officers, Employees and Other Agents. The corporation shall have power to indemnify its other officers, employees and other agents as set forth in the Act or any other applicable law. The Board of Directors shall have the power to delegate the determination of whether indemnification shall be given to any such person except executive officers to such officers or other persons as the Board of Directors shall determine.

(c) Expenses. The corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or executive officer of the corporation, or is or was serving at the request of the corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with such proceeding; provided, however, that, if the Act requires, an advancement of expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Section, no advance shall be made by the corporation to an executive officer of the corporation (except by reason of the fact that such executive officer is or was a director of the corporation, in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by a majority vote of a quorum consisting of directors who were not parties to the proceeding, even if not a quorum, or (ii) by a committee of such directors designated by a majority of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

(d) Enforcement. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and executive officers under this Section shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the corporation and the director or executive officer. Any right to indemnification or advances granted by this Section to a director or executive officer or officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting the claim. In connection with any claim for indemnification, the corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the Act or any other applicable law for the corporation to indemnify the claimant for the amount claimed. In connection with any claim by an executive officer of the corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such executive officer is or was a director of the corporation) for advances, the corporation shall be entitled to raise as a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his or her conduct was lawful. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Act or any other applicable law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(e) Non-Exclusivity of Rights. The rights conferred on any person by this Section shall not be exclusive of any other right which such person may have or hereafter acquire under any applicable statute, provision of the Articles of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding office. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the Act or any other applicable law.

(f) Survival of Rights. The rights conferred on any person by this Section shall continue as to a person who has ceased to be a director or executive officer and shall inure to the benefit of the heirs, executors, and administrators of such a person.

(g) Insurance. To the fullest extent permitted by the Act, or any other applicable law, the corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Section.

(h) Amendments. Any repeal or modification of this Section shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the corporation.

(i) Saving Clause. If this Section or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each director and executive officer to the full extent not prohibited by any applicable portion of this Bylaw that shall not have been invalidated, or by any other applicable law. If this Section shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the corporation shall indemnify each director and executive officer to the full extent under applicable law.

(j) Certain Definitions. For the purposes of this Section, the following definitions shall apply:

(1) The term “proceeding” shall be broadly construed and shall include,without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(2) The term “expenses” shall be broadly construed and shall include, without limitation, court costs, attorneys’ fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

(3) The term the “corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(4) References to a “director,” “executive officer,” “officer,” “employee,” or “agent” of the corporation shall include, without limitation, situations where such person is serving at the request of the corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

(5) References to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this Section.

ARTICLE X

NOTICES

Section 41. Notices.

(a) Notice to Stockholders. Written notice to stockholders of stockholder meetings shall be given as provided in Section 7 of these Bylaws. Without limiting the manner by which notice may otherwise be given effectively to stockholders under any agreement or contract with such stockholder, and except as otherwise required by law, written notice to stockholders for purposes other than stockholder meetings may be sent by United States mail or nationally recognized overnight courier, or by facsimile, telegraph or telex or by electronic mail or other electronic means.

(b) Notice to Directors. Any notice required to be given to any director may be given by the method stated in paragraph (a) of this Section, or as provided for in Section 21 of these Bylaws. If such notice is not delivered personally, it shall be sent to such address as such director shall have filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director.

(c) Affidavit of Mailing. An affidavit of mailing, executed by a duly authorized and competent employee of the corporation or its transfer agent appointed with respect to the class of stock affected or other agent, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be prima facie evidence of the facts therein contained.

(d) Methods of Notice. It shall not be necessary that the same method of giving notice be employed in respect of all recipients of notice, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(e) Notice to Person with Whom Communication Is Unlawful. Whenever notice is required to be given, under any provision of law or of the Articles of Incorporation or Bylaws of the corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the Act, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(f) Notice to Stockholders Sharing an Address. Except as otherwise prohibited under the Act, any notice given under the provisions of the Act, the Certificate of Incorporation or the Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Such consent shall have been deemed to have been given if such stockholder fails to object in writing to the corporation within 60 days of having been given notice by the corporation of its intention to send the single notice. Any consent shall be revocable by the stockholder by written notice to the corporation.

ARTICLE XI

AMENDMENTS

Section 42. Amendments. The Board of Directors is expressly empowered to adopt, amend or repeal Bylaws of the corporation. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by the Articles of Incorporation, such action by stockholders shall require the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

APPROVED AND ADOPTED on May 22, 2023

/s/ Dennis Luan Thuc Nguyen
Name:	Dennis Luan Thuc Nguyen
Title:	Sole Director

Exhibit 4.1

Exhibit 4.2

Form of Representative’s Warrants

THE REGISTERED HOLDER OF THIS PURCHASE WARRANT AGREES BY HIS, HER OR ITS ACCEPTANCE HEREOF, THAT SUCH HOLDER WILL NOT FOR A PERIOD OF ONE HUNDRED EIGHTY (180) DAYS BEGINNING ON THE DATE OF COMMENCEMENT OF SALES OF THE OFFERING: (A) SELL, TRANSFER, ASSIGN, PLEDGE OR HYPOTHECATE THIS PURCHASE WARRANT OR THE SECURITIES ISSUABLE HEREUNDER TO ANYONE OTHER THAN any member participating in the Offering and its OFFICERS OR PARTNERS, EACH OF WHOM SHALL HAVE AGREED TO THE RESTRICTIONS CONTAINED HEREIN, IN ACCORDANCE WITH FINRA CONDUCT RULE 5110(E), OR (B) CAUSE THIS PURCHASE WARRANT OR THE SECURITIES ISSUABLE HEREUNDER TO BE THE SUBJECT OF ANY HEDGING, SHORT SALE, DERIVATIVE, PUT OR CALL TRANSACTION THAT WOULD RESULT IN THE EFFECTIVE ECONOMIC DISPOSITION OF THIS PURCHASE WARRANT OR THE SECURITIES HEREUNDER, EXCEPT AS PROVIDED FOR IN FINRA RULE 5110(E)(2).

THIS PURCHASE WARRANT IS EXERCISABLE AFTER THE CLOSING DATE, VOID AFTER 5:00 P.M., EASTERN TIME, [   ], 2030.

COMMON STOCK PURCHASE WARRANT

For the Purchase of [ ] Shares of Common Stock

of

NUSATRIP INCORPORATED

1. Purchase Warrant. THIS COMMON STOCK PURCHASE WARRANT (this “Purchase Warrant”) certifies that, pursuant to that certain underwriting agreement by and between NusaTrip Incorporated, a company incorporated under the law of the State of Nevada (the “Company”), and Cathay Securities, Inc. (“Cathay”), dated [ ], 2025 (the “Underwriting Agreement”), Cathay (in such capacity with its permitted successors or assigns, the “Holder”), as registered owner of this Purchase Warrant, is entitled, at any time or from time to time from [ ], 2025 (the “Exercise Date”) , and at or before 5:00 p.m., Eastern time, [ ], 2030 (the “Expiration Date”), but not thereafter, to subscribe for, purchase and receive, in whole or in part, up to [ ] shares of common stock (seven percent (7%) of the total shares sold in the offering contemplated under the Underwriting Agreement, the “Offering,” including the Option Shares), par value $0.0001 per share, of the Company (the “Shares”), subject to adjustment as provided in Section 5 hereof. If the Expiration Date is a day on which banking institutions are authorized by law or executive order to close, then this Purchase Warrant may be exercised on the next succeeding day which is not such a day in accordance with the terms herein, provided, however, for clarification, that banking institutions shall not be deemed to be authorized or required by law or executive order to remain closed due to “stay at home,” “shelter-in-place,” “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of banking institutions in The City of New York generally are open for use by customers on such day. During the period commencing on the date hereof and ending on the Expiration Date, the Company agrees not to take any action that would terminate this Purchase Warrant. This Purchase Warrant is initially exercisable at $[ ] per Share (125% of the price of the Shares sold in the Offering); provided, however, that upon the occurrence of any of the events specified in Section 5 hereof, this Purchase Warrant, including the exercise price per Share and the number of Shares to be received upon such exercise, shall be adjusted as therein specified. The term “Exercise Price” shall mean the initial exercise price or the adjusted exercise price, depending on the context. Any term not defined herein shall have the meaning ascribed thereto in the Underwriting Agreement.

2. Exercise.

2.1 Exercise Form. In order to exercise this Purchase Warrant, the exercise form attached hereto as Exhibit A (the “Exercise Form”) must be duly executed, completed and delivered to the Company, together with this Purchase Warrant and payment of the Exercise Price for the Shares being purchased payable in cash by wire transfer of immediately available funds to an account designated by the Company or by certified check or official bank check to the order of the Company. If the subscription rights represented hereby shall not be exercised at or before 5:00 p.m., Eastern time, on the Expiration Date, this Purchase Warrant shall become and be void without further force or effect, and all rights represented hereby shall cease and expire.

2.2 Cashless Exercise. In lieu of exercising this Purchase Warrant by payment of cash or check payable to the order of the Company pursuant to Section 2.1 above, Holder may elect to receive the number of Shares equal to the value of this Purchase Warrant (or the portion thereof being exercised), by surrender of this Purchase Warrant to the Company, together with the Exercise Form, in which event the Company shall issue to Holder, Shares in accordance with the following formula:

X =	Y(A – B)
A

Where,	X = The number of Shares to be issued to Holder;

Y = The number of Shares that would be issuable upon exercise of this Purchase Warrant in accordance with the terms of this Purchase Warrant if such exercise were by means of a cash exercise rather than a cashless exercise;

A = The fair market value of one Share; and

B = The Exercise Price of this Purchase Warrant, as adjusted hereunder.

For purposes of this Section 2.2, the fair market value of a Share is defined as follows:

(i) if the Company’s Shares are traded on a securities exchange, the value shall be deemed to be the closing price on such exchange on the trading day immediately prior to the Exercise Form being submitted to the Company in connection with the exercise of this Purchase Warrant; or

(ii) if the Company’s Shares are actively traded over-the-counter, the value shall be deemed to be the closing bid price on the trading day immediately prior to the Exercise Form being submitted to the Company in connection with the exercise of the Purchase Warrant;

(iii) if there is no market for the Shares, the value shall be the fair market value thereof, as determined in good faith by the Company’s Board of Directors.

3. Transfer.

3.1 General Restrictions. The registered Holder of this Purchase Warrant agrees by his, her or its acceptance hereof, that such Holder will not for a period of six (6) months beginning on the date of commencement of sales of the Offering: (a) sell, transfer, assign, pledge or hypothecate this Purchase Warrant or the securities hereunder to anyone other than: (i) Cathay or a selected dealer participating in the Offering contemplated by the Underwriting Agreement, or (ii) officers or partners of Cathay, each of whom shall have agreed to the restrictions contained herein, in accordance with FINRA Rule 5110(e)(1), or (b) cause this Purchase Warrant or the securities issuable hereunder to be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of this Purchase Warrant or the securities hereunder, except as provided for in FINRA Rule 5110(e)(2). The registered Holder of this Purchase Warrant will have the option to exercise their warrants at any time, provided that such Shares are not transferred or sold for a period of six months following the date of their issuance. On and after the date that is six months after the date of commencement of sales of the Offering, transfers to others may be made subject to compliance with or exemptions from applicable securities laws. In order to make any permitted assignment, the Holder must deliver to the Company the assignment form attached hereto as Exhibit B duly executed and completed, together with this Purchase Warrant and payment of all transfer taxes, if any, payable in connection therewith. The Company shall, within five (5) Business Days, transfer this Purchase Warrant on the books of the Company and shall execute and deliver a new Purchase Warrant or Purchase Warrants of like tenor to the appropriate assignee(s) expressly evidencing the right to purchase the aggregate number of Shares purchasable hereunder or such portion of such number as shall be contemplated by any such assignment.

3.2 Restrictions Imposed by the Act. The securities evidenced by this Purchase Warrant shall not be transferred unless and until: (i) the Company has received the opinion of counsel for the Holder that the securities may be transferred pursuant to an exemption from registration under the Act and applicable state securities laws, the availability of which is established to the reasonable satisfaction of the Company, or (ii) a registration statement or a post-effective amendment to such registration statement relating to the offer and sale of such securities that includes a current prospectus has been filed and declared effective by the Securities and Exchange Commission (the “Commission”) and compliance with applicable state securities law has been established.

4. New Purchase Warrants to be Issued.

4.1 Partial Exercise or Transfer. Subject to the restrictions in Section 3 hereof, this Purchase Warrant may be exercised or assigned in whole or in part. In the event of the exercise or assignment hereof in part only, upon surrender of this Purchase Warrant for cancellation, together with the duly executed exercise or assignment form and funds sufficient to pay any Exercise Price and/or transfer tax if exercised pursuant to Section 2.1 hereof, the Company shall cause to be delivered to the Holder without charge a new Purchase Warrant of like tenor to this Purchase Warrant in the name of the Holder evidencing the right of the Holder to purchase the number of Shares purchasable hereunder as to which this Purchase Warrant has not been exercised or assigned.

4.2 Lost Certificate. Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Purchase Warrant and of reasonably satisfactory indemnification or the posting of a bond, the Company shall execute and deliver a new Purchase Warrant of like tenor and date. Any such new Purchase Warrant executed and delivered as a result of such loss, theft, mutilation or destruction shall constitute a substitute contractual obligation on the part of the Company.

5. Adjustments.

5.1 Adjustments to Exercise Price and Number of Shares. The Exercise Price and the number of Shares underlying this Purchase Warrant shall be subject to adjustment from time to time as hereinafter set forth:

5.1.1 Share Dividends; Split Ups. If, after the date hereof, and subject to the provisions of Section 5.3 below, the number of outstanding Shares is increased by a stock dividend payable in Shares or by areverse split of Shares or other similar event, then, on the effective day thereof, the number of Shares purchasable hereunder shall be increased or decreased in proportion to such increase or decrease in outstanding shares, and the Exercise Price shall be proportionately adjsuted.

5.1.2 Aggregation of Shares. If, after the date hereof, and subject to the provisions of Section 5.3 below, the number of outstanding Shares is decreased by a consolidation, combination or reclassification of Shares or other similar event, then, on the effective date thereof, the number of Shares purchasable hereunder shall be decreased in proportion to such decrease in outstanding shares, and the Exercise Price shall be proportionately increased.

5.1.3 Replacement of Shares upon Reorganization, etc. In case of any reclassification or reorganization of the outstanding Shares other than a change covered by Section 5.1.1 or Section 5.1.2 hereof or that solely affects the par value of such Shares, or in the case of any share reconstruction or amalgamation or consolidation of the Company with or into another corporation (other than a consolidation or share reconstruction or amalgamation in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding Shares), or in the case of any sale or conveyance to another corporation or entity of the property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the Holder of this Purchase Warrant shall have the right thereafter (until the expiration of the right of exercise of this Purchase Warrant) to receive upon the exercise hereof, for the same aggregate Exercise Price payable hereunder immediately prior to such event, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, share reconstruction or amalgamation, or consolidation, or upon a dissolution following any such sale or transfer, by a Holder of the number of Shares of the Company obtainable upon exercise of this Purchase Warrant immediately prior to such event; and if any reclassification also results in a change in Shares covered by Section 5.1.1 or Section 5.1.2, then such adjustment shall be made pursuant to Section 5.1.1, Section 5.1.2 and this Section 5.1.3. The provisions of this Section 5.1.3 shall similarly apply to successive reclassifications, reorganizations, share reconstructions or amalgamations, or consolidations, sales or other transfers.

5.1.4 Changes in Form of Purchase Warrant. This form of Purchase Warrant need not be changed because of any change pursuant to this Section 5.1, and Purchase Warrants issued after such change may state the same Exercise Price and the same number of Shares as are stated in the Purchase Warrants initially issued pursuant to this Agreement. The acceptance by any Holder of the issuance of new Purchase Warrants reflecting a required or permissive change shall not be deemed to waive any rights to an adjustment occurring after the Effective Date   or the computation thereof.

5.2 Substitute Purchase Warrant. In case of any consolidation of the Company with, or share reconstruction or amalgamation of the Company with or into, another corporation (other than a consolidation or share reconstruction or amalgamation which does not result in any reclassification or change of the outstanding Shares), the corporation formed by such consolidation or share reconstruction or amalgamation shall execute and deliver to the Holder a supplemental Purchase Warrant providing that the holder of each Purchase Warrant then outstanding or to be outstanding shall have the right thereafter (until the stated expiration of such Purchase Warrant) to receive, upon exercise of such Purchase Warrant, the kind and amount of shares of stock and other securities and property receivable upon such consolidation or share reconstruction or amalgamation, by a holder of the number of Shares of the Company for which such Purchase Warrant might have been exercised immediately prior to such consolidation, share reconstruction or amalgamation, sale or transfer. Such supplemental Purchase Warrant shall provide for adjustments which shall be identical to the adjustments provided for in this Section 5. The above provision of this Section 5 shall similarly apply to successive consolidations or share reconstructions or amalgamations.

5.3 Elimination of Fractional Interests. The Company shall not be required to issue certificates representing fractions of Shares upon the exercise of the Purchase Warrant, nor shall it be required to issue scrip or pay cash in lieu of any fractional interests, it being the intent of the parties that all fractional interests shall be eliminated by rounding any fraction up or down, as the case may be, to the nearest whole number of Shares or other securities, properties or rights.

6. Registration Rights. The Company has filed a registration statement on Form S-1 with the Commission (File No. 333-283323, the “Registration Statement”),which registered both the initial public offering shares and the Shares underlying the exercisable Purchase Warrant. The Registration Statement has been declared effective on [ ], 2025.

6.1 Demand Registration.

6.1.1 Grant of Right. Unless all of the Registrable Securities (defined as below) are included in an effective registration statement with a current prospectus, the Company, upon written demand (“Demand Notice”) of the Holder(s) of at least 51% of the Representative’s Warrants and/or the underlying securities (“Majority Holder(s)”), agrees to register on one (1) occasion, all or any portion of the remaining Shares (collectively, the “Registrable Securities”) as requested by the Majority Holder(s) in the Demand Notice; provided that no such registration will be required unless the Holder(s) requests registration of an aggregate of at least 51% of the outstanding Registrable Securities. On such occasion, the Company will file a new registration statement or a post-effective amendment to the Registration Statement covering the Registrable Securities within thirty (30) days after receipt of the Demand Notice and use its best efforts to have such registration statement or post-effective amendment declared effective as soon as possible thereafter. The demand for registration may be made at any time  from the Exercise Date, but no later than five (5) years from the date of commencement of sales of the offering. The Company covenants and agrees to give written notice of its receipt of any Demand Notice by any Holder(s) to all other registered Holders of the Representative’s Warrants and/or the Registrable Securities within ten (10) days from the date of the receipt of any such Demand Notice, who shall have five (5) days from the receipt of such notice to notify the Company of their desire to have their Registrable Securities included in the registration statement or a post-effective amendment to the Registration Statement.

6.1.2 Terms. The Company shall bear all fees and expenses attendant to registering the Registrable Securities upon the Demand Notice. The Company agrees to use its commercially reasonable efforts to qualify or register the Registrable Securities in such States as are reasonably requested by the Majority Holder(s); provided, however, that in no event shall the Company be required to register the Registrable Securities in a State in which such registration would cause (i) the Company to be obligated to qualify to do business in such State or execute a general consent to service of process, or would subject the Company to taxation as a foreign corporation doing business in such jurisdiction or (ii) the principal shareholders of the Company to be obligated to escrow their shares of capital stock of the Company. The Company shall cause any registration statement or post-effective amendment filed pursuant to the demand rights granted under Section 6.1.1 to remain effective for a period of twelve (12) consecutive months from the effective date of such registration statement or post-effective amendment or until the Holders have completed the distribution of the Registrable Securities included in the registration statement or post-effective amendment, whichever occurs first.

6.1.3. Deferred Filing. If (i) in the good faith judgment of the Board, filing a registration statement pursuant to Section 6.1 would be seriously detrimental to the Company and the Board concludes, as a result, that it is essential to defer the filing of such registration statement at such time, and (ii) the Company shall furnish to such Holders a certificate signed by the Chief Executive Officer of the Company stating that in the good faith judgment of the Board it would be seriously detrimental to the Company for such registration statement to be filed in the near future and that it is, therefore, essential to defer the filing of such registration statement, then the Company shall have the right to defer such filing on two (2) occasions for an aggregate of not more than one hundred and twenty (120) days in any twelve-month period.

6.1.4. No Cash Settlement Option. In no event is the Company obligated to settle any Representative’s Warrant, in whole or in part, for cash in the event it is unable to register the Registrable Securities.

6.2 “Piggy-Back” Registration.

6.2.1 Grant of Right. Unless all of the Registrable Securities are included in an effective registration statement with a current prospectus, the Holders of the Purchase Warrants shall have the right for a period of not more than five (5) years from the date of commencement of sales of the offering , to include the remaining Registrable Securities as part of any other registration of securities filed by the Company (other than in connection with a transaction contemplated by Rule 145(a) promulgated under the Act or pursuant to Form S-8 or any successor or equivalent form); provided, however, that if, in the written opinion of the Company’s managing underwriter or underwriters, if any, for such offering, the inclusion of the Registrable Securities, when added to the securities being registered by the Company or the selling shareholder(s), will exceed the maximum amount of the Company’s securities which can be marketed (i) at a price reasonably related to their then current market value, and (ii) without materially and adversely affecting the entire offering, then the Company will still be required to include the Registrable Securities, but may require the Holders to agree, in writing, to delay the sale of all or any portion of the Registrable Securities for a period of ninety (90) days from the effective date of the offering, provided, further, that if the sale of any Registrable Securities is so delayed, then the number of securities to be sold by all shareholders in such public offering shall be apportioned pro rata among all such selling shareholders, including all holders of the Registrable Securities, according to the total amount of securities of the Company owned by said selling shareholders, including all holders of the Registrable Securities.

6.2.2 Terms. The Company shall bear all fees and expenses attendant to registering the Registrable Securities. In the event of such a proposed registration, the Company shall furnish the then Holders of outstanding Registrable Securities with not less than fifteen (15) business days written notice prior to the proposed date of filing of such registration statement. Such notice to the Holders shall continue to be given for each applicable registration statement filed (during the period in which the Purchase Warrant is exercisable) by the Company until such time as all of the Registrable Securities have been registered and sold. The holders of the Registrable Securities shall exercise the “piggy-back” rights provided for herein by giving written notice, within ten (10) business days of the receipt of the Company’s notice of its intention to file a registration statement. The Company shall use its best efforts to cause any registration statement filed pursuant to the above “piggy-back” rights that does not relate to a firm commitment underwritten offering to remain effective for at least nine (9) consecutive months from the effective date of such registration statement or until the Holders have completed the distribution of the Registrable Securities in the registration statement, whichever occurs first.

7. Reservation and Listing. The Company shall at all times reserve and keep available out of its authorized Shares, solely for the purpose of issuance upon exercise of this Purchase Warrant, such number of Shares or other securities, properties or rights as shall be issuable upon the exercise thereof. The Company covenants and agrees that, upon exercise of this Purchase Warrant and payment of the Exercise Price therefor, in accordance with the terms hereby, all of the Shares and other securities issuable upon such exercise shall be duly and validly issued, fully paid and non-assessable and not subject to preemptive rights of any shareholder. For as long as this Purchase Warrant shall be outstanding, the Company shall use its commercially reasonable efforts to cause all Shares issuable upon exercise of this Purchase Warrant to be listed (subject to official notice of issuance) on all national securities exchanges (or, if applicable, on the OTC Markets or any successor quotation system) on which the Shares issued to the public in the Offering may then be listed and/or quoted, if any.

8. Certain Notice Requirements.

8.1 Holder’s Right to Receive Notice. Nothing herein shall be construed as conferring upon the Holders the right to vote or consent or to receive notice as a shareholder for the election of directors or any other matter, or as having any rights whatsoever as a shareholder of the Company. If, however, at any time prior to the expiration of the Purchase Warrants and their exercise, any of the events described in Section 8.2 shall occur, then, in one or more of said events, the Company shall give written notice of such event at least fifteen (15) days prior to the date fixed as a record date or the date of closing the transfer books (the “Notice Date”) for the determination of the shareholders entitled to such dividend, distribution, conversion or exchange of securities or subscription rights, or entitled to vote on such proposed dissolution, liquidation, winding up or sale. Such notice shall specify such record date or the date of the closing of the transfer books, as the case may be. Notwithstanding the foregoing, the Company shall deliver to each Holder a copy of each notice given to the other shareholders of the Company at the same time and in the same manner that such notice is given to the shareholders.

8.2 Events Requiring Notice. The Company shall be required to give the notice described in this Section 8 upon one or more of the following events: (i) if the Company takes a record of the holders of its Shares for the purpose of entitling them to receive a dividend or distribution payable otherwise than in cash, or a cash dividend or distribution payable otherwise than out of retained earnings, as indicated by the accounting treatment of such dividend or distribution on the books of the Company, (ii) the Company offers to all the holders of its Shares any additional shares of capital stock of the Company or securities convertible into or exchangeable for shares of capital stock of the Company, or any option, right or warrant to subscribe therefor, or (iii) a dissolution, liquidation or winding up of the Company (other than in connection with a consolidation or share reconstruction or amalgamation) or a sale of all or substantially all of its property, assets and business is proposed.

8.3 Notice of Change in Exercise Price. The Company shall, within ten (10) days after an event requiring a change in the Exercise Price pursuant to Section 5 hereof, send notice to the Holders of such event and change (“Price Notice”). The Price Notice shall describe the event causing the change and the method of calculating same and shall be certified as being true and accurate by the Company’s Chief Financial Officer.

8.4 Transmittal of Notices. All notices, requests, consents and other communications under this Purchase Warrant shall be in writing and shall be deemed to have been duly made (1) when hand delivered, (2) electronic mail, on the day the notice was sent if sent during normal business hours, or (3) when mailed by express mail or private courier service, then on the following business day following the Notice Date: (i) if to the registered Holder of the Purchase Warrant, to following address or to the address of such Holder as shown on the books of the Company, or (ii) if to the Company, to following address or to such other address as the Company may designate by notice to the Holders:

If to the Holder:

Cathay Securities, Inc.

40 Wall St., Suite 3600

New York, NY 10005

Attn: Xiaoyu Li

Email: [•]

with a copy (which shall not constitute notice) to:

VCL Law LLP

1945 Old Gallows Rd., Suite 260

Vienna, VA 22182

Attn: Fang Liu

Email: fliu@vcllegal.com

If sent to the Company:

NusaTrip Incorporated

28F AIA Central, Jl. Jend. Sudirman No.Kav. 48A,

RT.5/RW.4, Karet, Semanggi, Kota Jakarta Selatan,

Daerah Khusus Ibukota, Jakarta 12930, Indonesia

Attn: Tjin Patrick Soetanto, CEO

Email: patrick@thesocietypass.com

with a copy (which shall not constitute notice) to:

Loeb & Loeb LLP

2206-19 Jardine House

1 Connaught Road Central

Hong Kong SAR

Attn: Lawrence Venick, Esq.

Email: lvenick@loeb.com

9. Miscellaneous.

9.1 Amendments. The Company and Cathay may from time to time supplement or amend this Purchase Warrant without the approval of any of the Holders in order to cure any ambiguity, to correct or supplement any provision contained herein that may be defective or inconsistent with any other provisions herein, or to make any other provisions in regard to matters or questions arising hereunder that the Company and Cathay may deem necessary or desirable and that the Company and Cathay deem shall not adversely affect the interest of the Holders. All other modifications or amendments shall require the written consent of and be signed by (i) the Company and (ii) the Holder(s) of Purchase Warrants then-exercisable for at least a majority of the Shares then-exercisable pursuant to all then-outstanding Purchase Warrants.

9.2 Headings. The headings contained herein are for the sole purpose of convenience of reference, and shall not in any way limit or affect the meaning or interpretation of any of the terms or provisions of this Purchase Warrant.

9.3 Entire Agreement. This Purchase Warrant (together with the other agreements and documents being delivered pursuant to or in connection with this Purchase Warrant) constitutes the entire agreement of the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements and understandings of the parties, oral and written, with respect to the subject matter hereof.

9.4 Binding Effect. This Purchase Warrant shall inure solely to the benefit of and shall be binding upon, the Holder and the Company and their permitted assignees, respective successors, legal representative and assigns, and no other person shall have or be construed to have any legal or equitable right, remedy or claim under or in respect of or by virtue of this Purchase Warrant or any provisions herein contained.

9.5 Governing Law; Submission to Jurisdiction; Trial by Jury. This Purchase Warrant shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to conflict of laws principles thereof. Each of the Company and Holder hereby agrees that any action, proceeding or claim against it arising out of, or relating in any way to this Purchase Warrant shall be brought and enforced in the Borough of Manhattan in The City of New York (each, a “New York Court”), and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. Each of the Company and Holder hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Any process or summons to be served upon the Company or the Holder may be served by transmitting a copy thereof by registered or certified mail, return receipt requested, postage prepaid, addressed to it at the address set forth in Section 8.4 hereof. Such mailing shall be deemed personal service and shall be legal and binding upon the Company in any action, proceeding or claim. The Company and the Holder agree that the prevailing party(ies) in any such action shall be entitled to recover from the other party(ies) all of its reasonable attorneys’ fees and expenses relating to such action or proceeding and/or incurred in connection with the preparation therefor. The Company (on its behalf and, to the extent permitted by applicable law, on behalf of its shareholders and affiliates) and the Holder hereby irrevocably waive, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

9.6 Waiver, etc. The failure of the Company or the Holder to at any time enforce any of the provisions of this Purchase Warrant shall not be deemed or construed to be a waiver of any such provision, nor to in any way affect the validity of this Purchase Warrant or any provision hereof or the right of the Company or any Holder to thereafter enforce each and every provision of this Purchase Warrant. No waiver of any breach, non-compliance or non-fulfillment of any of the provisions of this Purchase Warrant shall be effective unless set forth in a written instrument executed by the party or parties against whom or which enforcement of such waiver is sought; and no waiver of any such breach, non-compliance or non-fulfillment shall be construed or deemed to be a waiver of any other or subsequent breach, non-compliance or non-fulfillment.

9.7 Exchange Agreement. As a condition of the Holder’s receipt and acceptance of this Purchase Warrant, Holder agrees that, at any time prior to the complete exercise of this Purchase Warrant by Holder, if the Company and Cathay enter into an agreement (“Exchange Agreement”) pursuant to which they agree that all outstanding Purchase Warrants will be exchanged for securities or cash or a combination of both, then Holder shall agree to such exchange and become a party to the Exchange Agreement.

9.8 Execution in Counterparts. This Purchase Warrant may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts has been signed by each of the parties hereto and delivered to each of the other parties hereto. Such counterparts may be delivered by facsimile transmission or other electronic transmission.

9.9 Restrictions. The Holder acknowledges that the Shares acquired upon the exercise of this Purchase Warrant, if not registered, and the Holder does not utilize cashless exercise, will have restrictions upon resale imposed by state and federal securities laws.

9.10 Severability. Wherever possible, each provision of this Purchase Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Purchase Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Purchase Warrant.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Company has caused this Purchase Warrant to be signed by its duly authorized officer as of the [ ] day of [ ], 2025.

NUSATRIP INCORPORATED

By:
Name:	Tjin Patrick Soetanto
Title:	Chief Executive Officer

EXHIBIT A

EXERCISE FORM

Form to be used to exercise Purchase Warrant:

Date: __________, 20___

The undersigned hereby elects irrevocably to exercise the Purchase Warrant for ______ shares of common stock of NUSATRIP INCORPORATED, a company incorporated under the law of the State of Nevada (the “Company”), par value $0.0001 per share (the “Shares”), and hereby makes payment of $____ (at the rate of $____ per Share) in payment of the Exercise Price pursuant thereto. Please issue the Shares as to which this Purchase Warrant is exercised in accordance with the instructions given below and, if applicable, a new Purchase Warrant representing the number of Shares for which this Purchase Warrant has not been exercised.

or

The undersigned hereby elects irrevocably to convert its right to purchase ___ Shares under the Purchase Warrant for ______ Shares, as determined in accordance with the following formula:

X	=	Y(A-B)
A

Where,

X = The number of Shares to be issued to Holder;

Y = The number of Shares that would be issuable upon exercise of this Purchase Warrant in accordance with the terms of this Purchase Warrant if such exercise were by means of a cash exercise rather than a cashless exercise;

A = The fair market value of one Share; and

B = The Exercise Price of this Purchase Warrant, as adjusted hereunder

The undersigned agrees and acknowledges that the calculation set forth above is subject to confirmation by the Company and any disagreement with respect to the calculation shall be resolved by the Company in its sole discretion.

Signature

Signature Guaranteed

INSTRUCTIONS FOR REGISTRATION OF SECURITIES

Name:

(Print in Block Letters)

Address:

NOTICE: The signature to this form must correspond with the name as written upon the face of the Purchase Warrant without alteration or enlargement or any change whatsoever, and must be guaranteed by a bank, other than a savings bank, or by a trust company or by a firm having membership on a registered national securities exchange.

EXHIBIT B

ASSIGNMENT FORM

Form to be used to assign Purchase Warrant:

(To be executed by the registered Holder to effect a transfer of the within Purchase Warrant):

FOR VALUE RECEIVED, does hereby sell, assign and transfer unto the right to purchase shares of common stock of NUSATRIP INCORPORATED, a company incorporated under the law of the State of Nevada (the “Company”), evidenced by the Purchase Warrant and does hereby authorize the Company to transfer such right on the books of the Company to

_______________________________________________ whose address is

_______________________________________________________________.

_______________________________________________________________

Dated: ____________, 20__

Holder’s Signature: _____________________________

Holder’s Address: _____________________________

_____________________________

Signature Guaranteed: ___________________________________________

NOTICE: The signature to this form must correspond with the name as written upon the face of the within Purchase Warrant without alteration or enlargement or any change whatsoever, and must be guaranteed by a bank other than a savings bank, or by a trust company or by a firm having membership on a registered national securities exchange. Officers of corporations and those acting in a fiduciary or other representative capacity should file proper evidence of authority to assign the foregoing Purchase Warrant.

Exhibit 5.1

9275 W. Russell Road, Suite 240 Las Vegas, Nevada 89148 PH (702) 692-8026 | FX (702) 692-8075 fennemorelaw.com

~~January 15~~March 20, 2025

NusaTrip Incorporated

28F AIA Central, Jl. Jend. Sudirman No.Kav 48A, RT.5/RW.4

Karet, Semanggi, Kota Jakarta Selatan,

Daerah Khusus Ibukota, Jakarta 12930, Indonesia

Re:	NusaTrip Incorporated /Registration Statement on Form S-1

Ladies and Gentlemen:

We have acted as special Nevada counsel to NusaTrip Incorporated, a Nevada corporation (the “Company”), in connection with the registration by the Company of up to 4,~~389,018~~758,168 shares of its common stock, $0.0001 par value per share (the “Common Stock”) including: (a) up to ~~2,700~~3,000,000 shares of its Common Stock (the “Firm Shares”) on a firm commitment basis; (b) up to ~~405~~450,000 shares of its Common Stock (the “Option Shares” and, collectively with the Firm Shares, the “Offered Shares”) in connection with an over-allotment option granted to the underwriters (the “Over-Allotment Option”); (c) up to ~~217,350~~241,500 shares of its Common Stock (the “Representative’s Warrant Shares”) to be issued upon exercise of Common Stock Purchase Warrants (the “Representative’s Warrants”) granted to the underwriters in connection with the issuance of the Offered Shares ; and (d) up to 1,066,668 shares of its Common Stock (the “Conversion Shares”) to be sold by certain selling stockholders (collectively the “Selling Stockholders” and singularly, a “Selling Stockholder”) issuable upon exercise of conversion rights contained in certain convertible notes (the “Conversion Notes”) to be issued by the Company pursuant to certain Securities Purchase Agreements, as amended (the “Securities Purchase Agreements”), between the Company and the Selling Stockholders.

The Offered Shares, the Representative’s Warrants, the Representative’s Warrant Shares, and the Conversion Shares (collectively, the “Securities”) are to be offered under a Registration Statement on Form S-1 ~~Registration No. 333-283323~~ (the “Registration Statement”) in accordance with the Securities Act of 1933, as amended (the “Securities Act”), as filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act.

The Offered Shares, the Over-Allotment Shares, the Representative Warrants, and the Representative Warrant Shares are being offered, sold, and issued under the terms of an Underwriting Agreement (the “Underwriting Agreement”) by and between the Company and Cathay Securities, Inc., acting as the representatives of the several underwriters.

Nusatrip Incorporated

~~January 15~~March 20, 2025

For purposes of these opinions, we have examined originals or copies, certified or otherwise identified to our satisfaction, of:

(a)	the Registration Statement;

(b)	a form of Underwriting Agreement;

(c)	a form of Representative’s Warrants;

(d)	the Securities Purchase Agreements; and

(e)	certain resolutions and actions of the Board of Directors of the Company relating to the issuance of the Securities and registration of the Securities under the Securities Act.

We have obtained from officers of the Company and from public officials, and have relied upon, such certificates, representations, and assurances as we have deemed necessary and appropriate for purposes of rendering this opinion letter. We have also examined such other corporate charter and other documents, records, certificates, and instruments (collectively with the documents identified in (a) through (e) above, the “Documents”) as we deem necessary or advisable to render the opinions set forth herein.

In our examination, we have assumed:

(a) the legal capacity of all natural persons executing the Documents;

(b) the genuineness of all signatures on the Documents;

(c) the authenticity of all Documents submitted to us as originals, and the conformity to original documents of all Documents submitted to us as copies;

(d) that the parties to such Documents, other than the Company, had the power, corporate or other, to enter into and perform all obligations thereunder;

(e) other than with respect to the Company, the due authorization by all requisite action, corporate or other, of the Documents;

(f) that the Company will take all action necessary to set the sale price of the Offered Shares and the Representative’s Warrant Shares;

(g) that any certificates representing the Securities will be properly executed by one or more officers of the Company;

Nusatrip Incorporated

March 20, 2025

(h) the purchasers of the Securities and the Convertible Notes will pay in full the amounts agreed upon to purchase such securities;

(i) the execution, delivery, and performance by all parties of the Documents; and

(j) that all Documents are valid, binding, and enforceable against the parties thereto.

~~Nusatrip Incorporated~~

~~January 15, 2025~~

We have relied upon the accuracy and completeness of the information, factual matters, representations, and warranties contained in such Documents. We note that the Company has reserved, and assume that it will continue to reserve, sufficient authorized shares of its Common Stock to allow for the issuance of the Offered Shares pursuant to the terms of the Underwriting Agreement and exercise of the Over-Allotment Option, as applicable; the issuance of the Representative’s Warrant Shares upon exercise of the Representative’s Warrants; and the issuance of the Conversion Shares upon the exercise of the conversion rights under the terms of the Conversion Notes after issuance of the Conversion Notes under the terms of the Securities Purchase Agreements.

The opinions expressed below are limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We disclaim any undertaking to advise you of any subsequent changes in the facts stated or assumed for purposes of delivering these opinions expressed herein or any changes in applicable law that may come to our attention after the date the Registration Statement is declared effective.

On the basis of the foregoing and in reliance thereon, we are of the opinion that:

(a)	the issuance of the Offered Shares has been duly authorized and upon issuance in accordance with the terms of the Underwriting Agreement and the Over-Allotment Option, as applicable, the Offered Shares will be validly issued, fully paid, and nonassessable;

(b)	the issuance of the Representative’s Warrant Shares has been duly authorized and upon issuance of the Representative’s Warrant Shares upon exercise of and in accordance with the terms of the Representative’s Warrants, the Representative’s Warrant Shares will be validly issued, fully paid, and nonassessable;

(c)	the issuance of the Conversion Shares has been duly authorized and upon issuance of the Conversion Shares in accordance with the terms of the Conversion Notes, after issuance of the Conversion Notes under the terms of the Securities Purchase Agreements, will be validly issued, fully paid, and non-assessable.

Nusatrip Incorporated

March 20, 2025

While certain members of this firm are admitted to practice in certain jurisdictions other than Nevada, in rendering the foregoing opinions we have not examined the laws of any jurisdiction other than Nevada. Accordingly, we express no opinion regarding the effect of the laws of any other jurisdiction or state, including any federal laws. The opinions we express herein are limited solely to the laws of the State of Nevada, other than the securities laws and regulations of the State of Nevada as to which we express no opinion.

~~Nusatrip Incorporated~~

~~January 15, 2025~~

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and we consent to the reference of our name under the caption “Legal Matters” in the Registration Statement. In giving the foregoing consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Fennemore Craig, P.C.
Fennemore Craig, P.C.

Exhibit 10.1

Exhibit 10.2

Exhibit 10.~~12~~3

INDEPENDENT DIRECTOR AGREEMENT

INDEPENDENT DIRECTOR AGREEMENT (this “Agreement”), dated [ ], 2024, by and between NusaTrip Incorporated, a Nevada corporation (the “Company”), and the undersigned (the “Director”).

RECITALS

A. The Company is filing a registration statement on Form S-1 relating to a firm commitment initial public offering of its securities (the “IPO”).

B. The current Board consists of two (2) members and the Board intends to appoint three (3) additional independent directors prior to the closing of the IPO.

C. The Company desires to appoint the Director to serve on the Company’s board of directors (the “Board”), which will include membership on one or more committees of the Board, and the Director desires to accept such appointment to serve on the Board.

AGREEMENT

NOW THEREFORE, in consideration of the mutual promises contained herein, the adequacy and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Company and the Director hereby agree as follows:

1. Duties. From and after the effective date of the registration statement for the IPO and related pricing of the IPO (the “Effective Time”), the Company requires that the Director be available to perform the duties of an independent director customarily related to this function as may be determined and assigned by the Board and as may be required by the Company’s constituent instruments, including its articles of incorporation and bylaws, as amended, and its corporate governance and board committee charters, each as amended or modified from time to time, and by applicable law, including the Nevada Revised Statutes. The Director agrees to devote as much time as is necessary to perform completely the duties as a Director of the Company, including duties as a member of one or more committees of the Board, to which the Director may hereafter be appointed. The Director will perform such duties described herein in accordance with the general fiduciary duty of directors.

2. Term. The term of this Agreement shall commence as of the Effective Time, which shall be the effective date of the Director’s appointment by the board of directors of the Company, and shall continue until the Director’s removal or resignation. In addition to a termination of this Agreement pursuant to Section 8, the Company shall have the right to terminate this Agreement upon written notice to the Director at any time without liability prior to the Effective Time.

3. Compensation.

(a) Cash Compensation. Following the commencement of the term of this Agreement, for all services to be rendered by the Director in any capacity hereunder, the Company agrees to compensate the Director a fee of $[ ] per year in cash (the “Annual Fee”), which Annual Fee shall be paid to the Director in [ ] no later than the fifth business day of each calendar quarter commencing in the first quarter following the Effective Date. The Director shall be responsible for his or her own individual income tax payment on the Annual Fee in jurisdictions where the Director resides.

(b) Equity Compensation.

(i) Upon execution of this agreement, the Director shall be entitled to receive the Company’s Restricted Common Stock worth $[ ] per year (the “Share Grants”), which Share Grants shall vest in [ ] commencing in the first quarter following the Effect Date. The per share price of each share issued to the Director shall equal to the price of Company stock offered in the IPO.

(ii) Upon execution of this agreement, the Director shall be entitled to receive an initial stock option (the “Initial Award”) to purchase [ ] of the Company’s ordinary shares. The per share exercise price of each option granted to the Director shall equal to the price of Company stock offered in the IPO. The Initial Award shall vest and become exercisable in twelve (12) equal monthly installments over the first year following the date of grant, subject to the Director continuing in service on the Board through each such vesting date. The term of each stock option granted to the Director shall be ten (10) years from the date of grant.

In the event that the Director serves less than a full year on the Board, the Company shall only be obligated to pay the pro rata portion of such Annual Fee to the Director for his services performed during such year. Furthermore, the vesting of the Option shall not accelerate in the event the Director serves less than a full year on the Board.

4. Independence. The Director acknowledges that his or her appointment hereunder is contingent upon the Board’s determination that he or she is “independent” with respect to the Company, in accordance with the listing requirements of the Nasdaq stock exchange, and that his or her appointment may be terminated by the Company in the event that the Director does not maintain such independence standard.

5. Expenses. The Company shall reimburse the Director for pre-approved reasonable business related expenses incurred in good faith in connection with the performance of the Director’s duties for the Company. Such reimbursement shall be made by the Company upon submission by the Director of a signed statement itemizing the expenses incurred, which shall be accompanied by sufficient documentation to support the expenditures.

6. Other Agreements.

(a) Confidential Information and Insider Trading. The Company and the Director each acknowledge that, in order for the intentions and purposes of this Agreement to be accomplished, the Director shall necessarily be obtaining access to certain confidential information concerning the Company and its affairs, including, but not limited to, business methods, information systems, financial data and strategic plans which are unique assets of the Company (as further defined below, the “Confidential Information”) and that the communication of such Confidential Information to third parties could irreparably injure the Company and its business. Accordingly, the Director agrees that, during his or her association with the Company and thereafter, he or she will treat and safeguard as confidential and secret all Confidential Information received by him or her at any time and that, without the prior written consent of the Company, he or she will not disclose or reveal any of the Confidential Information to any third party whatsoever or use the same in any manner except in connection with the business of the Company and in any event in no way harmful to or competitive with the Company or its business. For purposes of this Agreement, “Confidential Information” includes any information not generally known to the public or recognized as confidential according to standard industry practice, any trade secrets, know-how, development, manufacturing, marketing and distribution plans and information, inventions, formulas, methods or processes, whether or not patented or patentable, pricing policies and records of the Company (and such other information normally understood to be confidential or otherwise designated as such in writing by the Company), all of which the Director expressly acknowledges and agrees shall be confidential and proprietary information belonging to the Company. Upon termination of his or her association with the Company, the Director shall return to the Company all documents and papers relating to the Company, including any Confidential Information, together with any copies thereof, or certify that he or she has destroyed all such documents and papers. Furthermore, the Director recognizes that the Company has received and in the future will receive confidential or proprietary information from third parties subject to a duty on the Company’s part to maintain the confidentiality of such information and, in some cases, to use it only for certain limited purposes. The Director agrees that the Director owes the Company and such third parties, both during the term of the Director’s association with the Company and thereafter, a duty to hold all such confidential or proprietary information in the strictest confidence and not to, except as is consistent with the Company’s agreement with the third party, disclose it to any person or entity or use it for the benefit of anyone other than the Company or such third party, unless expressly authorized to act otherwise by an officer of the Company. In addition, the Director acknowledges and agrees that the Director may have access to “material non-public information” for purposes of the federal securities laws (“Insider Information”) and that the Director will abide by all securities laws relating to the handling of and acting upon such Insider Information.

(b) Disparaging Statements. At all times during and after the period in which the Director is a member of the Board and at all times thereafter, the Director shall not either verbally, in writing, electronically or otherwise: (i) make any derogatory or disparaging statements about the Company, any of its affiliates, any of their respective officers, directors, shareholders, employees and agents, or any of the Company’s current or past customers or employees, or (ii) make any public statement or perform or do any other act prejudicial or injurious to the reputation or goodwill of the Company or any of its affiliates or otherwise interfere with the business of the Company or any of its affiliates; provided, however, that nothing in this paragraph shall preclude the Director from complying with all obligations imposed by law or legal compulsion, and provided, further, however, that nothing in this paragraph shall be deemed applicable to any testimony given by the Director in any legal or administrative proceedings.

(c) Work Product. Director agrees that any and all Work Product (as defined below) shall be the Company’s sole and exclusive property. Director hereby irrevocably assigns to the Company all right, title and interest worldwide in and to any deliverables resulting from the Director’s services as a director to the Company (“Deliverables”), and to any ideas, concepts, processes, discoveries, developments, formulae, information, materials, improvements, designs, artwork, content, software programs, other copyrightable works, and any other work product created, conceived or developed by you (whether alone or jointly with others) for the Company during or before the term of this Agreement, including all copyrights, patents, trademarks, trade secrets, and other intellectual property rights therein (the “Work Product”). Director retains no rights to use the Work Product and agrees not to challenge the validity of our ownership of the Work Product. Director agrees to execute, at Company’s request and expense, all documents and other instruments necessary or desirable to confirm such assignment. In the event that Director does not, for any reason, execute such documents within a reasonable time after the Company’s request, Director hereby irrevocably appoint the Company as Director’s attorney-in-fact for the purpose of executing such documents on your behalf, which appointment is coupled with an interest. Director will deliver to the Company any Deliverables and disclose promptly in writing to us all other Work Product.

(d) Enforcement. The Director acknowledges and agrees that the covenants contained herein are reasonable, that valid consideration has been and will be received and that the agreements set forth herein are the result of arms-length negotiations between the parties hereto. The Director recognizes that the provisions of this Section 6 are vitally important to the continuing welfare of the Company and its affiliates and that any violation of this Section 6 could result in irreparable harm to the Company and its affiliates for which money damages would constitute a totally inadequate remedy. Accordingly, in the event of any such violation by the Director, the Company and its affiliates, in addition to any other remedies they may have, shall have the right to institute and maintain a proceeding to compel specific performance thereof or to obtain an injunction or other equitable relief restraining any action by the Director in violation of this Section 6 without posting any bond therefore or demonstrating actual damages, and the Director will not claim as a defense thereto that the Company has an adequate remedy at law or require the posting of a bond. If any of the restrictions or activities contained in this Section 6 shall for any reason be held by an arbitrator to be excessively broad as to duration, geographical scope, activity or subject, such restrictions shall be construed so as thereafter to be limited or reduced to be enforceable to the extent compatible with the applicable law; it being understood that by the execution of this Agreement the parties hereto regard such restrictions as reasonable and compatible with their respective rights. The Director acknowledges that injunctive relief may be granted immediately upon the commencement of any such action without notice to the Director and in addition Company may recover monetary damages.

(e) Separate Agreement. The parties hereto further agree that the provisions of Section 6 are separate from and independent of the remainder of this Agreement and that Section 6 is specifically enforceable by the Company notwithstanding any claim made by the Director against the Company. The terms of this Section 6 shall survive termination of this Agreement.

7. Market Stand-Off Agreement. In the event of a public or private offering of the Company’s securities, including in connection with the IPO, and upon request of the Company, the underwriters or placement agents placing the offering of the Company’s securities, the Director agrees not to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any securities of the Company that the Director may own, other than those included in the registration, without the prior written consent of the Company or such underwriters, as the case may be, for such period of time from the effective date of such registration as may be requested by the Company or such placement agent or underwriter.

8. Termination. With or without cause, the Company and the Director may each terminate this Agreement at any time upon ten (10) days written notice, and the Company shall be obligated to pay to the Director the compensation and expenses due up to the date of the termination. Nothing contained herein or omitted herefrom shall prevent the stockholder(s) of the Company from removing the Director with immediate effect at any time for any reason. For the avoidance of doubt, if the Company terminates this Agreement prior to the closing of the IPO in accordance with Section 2 hereof, then the Company shall not have any liability whatsoever to the Director.

9. Indemnification. The Company shall indemnify, defend and hold harmless the Director, to the full extent allowed by the law of the State of Nevada, and as provided by, or granted pursuant to, any charter provision, bylaw provision, agreement (including, without limitation, the Indemnification Agreement executed herewith), vote of stockholders or disinterested directors or otherwise, both as to action in the Director’s official capacity and as to action in another capacity while holding such office. The Company and the Director are executing an indemnification agreement in the form attached hereto as Exhibit A.

10. Effect Of Waiver. The waiver by either party of the breach of any provision of this Agreement shall not operate as or be construed as a waiver of any subsequent breach thereof.

11. Notice. Any and all notices referred to herein shall be sufficient if furnished in writing at the addresses specified on the signature page hereto or, if to the Company, to the Company’s address as specified in filings made by the Company with the U.S. Securities and Exchange Commission (the “SEC”).

12. Governing Law; Arbitration. This Agreement shall be interpreted in accordance with, and the rights of the parties hereto shall be determined by, the laws of the State of Nevada without reference to that state’s conflicts of laws principles. Any disputes or claims arising under or in connection with this Agreement or the transactions contemplated hereunder shall be resolved by binding arbitration. Notice of a demand to arbitrate a dispute by any party hereto shall be given in writing to the other parties hereto at their last known addresses. Arbitration shall be commenced by the filing by such a party of an arbitration demand with the American Arbitration Association (“AAA”). The arbitration and resolution of the dispute shall be resolved by a single arbitrator appointed by the AAA pursuant to AAA rules. The arbitration shall in all respects be governed and conducted by applicable AAA rules, and any award and/or decision shall be conclusive and binding on the parties. The arbitration shall be conducted in the city where the Company’s principal executive offices are located as specified in filings made by the Company with the SEC. The arbitrator shall supply a written opinion supporting any award, and judgment may be entered on the award in any court of competent jurisdiction. Each party hereto shall pay its own fees and expenses for the arbitration, except that any costs and charges imposed by the AAA and any fees of the arbitrator for his services shall be assessed against the losing party by the arbitrator. In the event that preliminary or permanent injunctive relief is necessary or desirable in order to prevent a party from acting contrary to this Agreement or to prevent irreparable harm prior to a confirmation of an arbitration award, then any party hereto is authorized and entitled to commence a lawsuit solely to obtain equitable relief against the other such parties pending the completion of the arbitration in a court having jurisdiction over those parties.

13. Assignment. The rights and benefits of the Company under this Agreement shall be transferable, and all the covenants and agreements hereunder shall inure to the benefit of, and be enforceable by or against, its successors and assigns. The duties and obligations of the Director under this Agreement are personal and therefore the Director may not assign any right or duty under this Agreement without the prior written consent of the Company.

14. Miscellaneous. If any provision of this Agreement shall be declared invalid or illegal, for any reason whatsoever, then, notwithstanding such invalidity or illegality, the remaining terms and provisions of the this Agreement shall remain in full force and effect in the same manner as if the invalid or illegal provision had not been contained herein. The article headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which taken together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes. Except as provided elsewhere herein, this Agreement sets forth the entire agreement of the parties with respect to its subject matter and supersedes all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of any party to this Agreement with respect to such subject matter.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Independent Director Agreement to be duly executed and signed as of the day and year first above written.

COMPANY:

NusaTrip Incorporated

By:
Name:	Soetanto Tjin Patrick
Title:	Chief Executive Officer

DIRECTOR:

Name:

Address:

EXHIBIT A

Indemnification Agreement

See Attached.

Exhibit 10.4

INDEMNIFICATION AGREEMENT

INDEMNIFICATION AGREEMENT (this “Agreement”) is entered into as of [    ], 2024 by and between NusaTrip Incorporated, a Nevada corporation (the “Company”) and the undersigned, a director and/or an officer of the Company (“Indemnitee”), as applicable.

BACKGROUND

The Board of Directors of the Company (the “Board of Directors”) has determined that the inability to attract and retain highly competent persons to serve the Company is detrimental to the best interests of the Company and its shareholders and that it is reasonable and necessary for the Company to provide adequate protection to such persons against risks of claims and actions against them arising out of their services to the corporation.

AGREEMENT

In consideration of the premises and the covenants contained herein, the Company and Indemnitee do hereby covenant and agree as follows:

A.	DEFINITIONS

1. Definitions. The following terms shall have the meanings defined below:

Expenses shall include, without limitation, damages, judgments, fines, penalties, settlements and costs, attorneys’ fees and disbursements and costs of attachment or similar bond, investigations, and any other expenses paid or incurred in connection with investigating, defending, being a witness in, participating in (including on appeal), or preparing for any of the foregoing in, any Proceeding.

Indemnifiable Event means any event or occurrence that takes place either before or after the execution of this Agreement, related to the fact that Indemnitee is or was a director or an officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture or other entity, or related to anything done or not done by Indemnitee in any such capacity, including, but not limited to, neglect, breach of duty, error, misstatement, misleading statement or omission.

Participant means a person who is a party to, or witness or participant (including on appeal) in, a Proceeding.

Proceeding means any threatened, pending, or completed action, suit, arbitration or proceeding, or any inquiry, hearing or investigation, whether civil, criminal, administrative, investigative or other, including appeal, in which Indemnitee may be or may have been involved as a party or otherwise by reason of an Indemnifiable Event.

B.	AGREEMENT TO INDEMNIFY

1. General Agreement to Indemnify. In the event Indemnitee was, is, or becomes a Participant in, or is threatened to be made a Participant in, a Proceeding, the Company shall indemnify the Indemnitee from and against any and all Expenses which Indemnitee incurs or becomes obligated to incur in connection with such Proceeding, whether or not such Proceeding proceeds to judgment or is settled or is otherwise brought to a final disposition, to the fullest extent permitted by applicable law.

2. Indemnification of Expenses of Successful Party. Notwithstanding any other provision of this Agreement, to the extent that Indemnitee has been successful on the merits in defense of any Proceeding or in defense of any claim, issue or matter in such Proceeding, the Company shall indemnify Indemnitee against all Expenses incurred in connection with such Proceeding or such claim, issue or matter, whether or not such Proceeding proceeds to judgment or is settled or is otherwise brought to a final disposition, as the case may be, offset by the amount of cash, if any, received by the Indemnitee resulting from his/her success therein.

3. Partial Indemnification. If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for a portion of Expenses, but not for the total amount of Expenses, the Company shall indemnify the Indemnitee for the portion of such Expenses to which Indemnitee is entitled.

4. Exclusions. Notwithstanding anything in this Agreement to the contrary, Indemnitee shall not be entitled to indemnification under this Agreement:

(a) to the extent that payment is actually made to Indemnitee under a valid, enforceable and collectible insurance policy;

(b) to the extent that Indemnitee is indemnified and actually paid other than pursuant to this Agreement;

(c) subject to Section C.2(a), in connection with a judicial action by or in the right of the Company, in respect of any claim, issue or matter as to which the Indemnitee shall have been adjudicated by a court of competent jurisdiction, in a decision from which there is no further right of appeal, to be liable for gross negligence or knowing or willful misconduct in the performance of his/her duty to the Company unless and only to the extent that any court in which such action was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the Indemnitee is fairly and reasonably entitled to indemnity for such Expenses as such court shall deem proper;

(d) in connection with any Proceeding initiated by Indemnitee against the Company, any director or officer of the Company or any other party, and not by way of defense, unless (i) the Company has joined in or the Board of Directors has consented to the initiation of such Proceeding; or (ii) the Proceeding is one to enforce indemnification rights under this Agreement or any applicable law;

(e) brought about by the dishonesty or fraud of the Indemnitee seeking payment hereunder; provided, however, that the Company shall indemnify Indemnitee under this Agreement as to any claims upon which suit may be brought against him/her by reason of any alleged dishonesty on his/her part, unless a judgment or other final adjudication thereof adverse to the Indemnitee establishes that he/she committed (i) acts of active and deliberate dishonesty, (ii) with actual dishonest purpose and intent, and (iii) which acts were material to the cause of action so adjudicated;

(f) for any judgment, fine or penalty which the Company is prohibited by applicable law from paying as indemnity;

(g) arising out of Indemnitee’s breach of an employment agreement with the Company (if any) or any other agreement with the Company or any of its subsidiaries, or

(h) arising out of Indemnitee’s personal income tax payable on any salaries, bonuses, director’s fees, including fees for attending meetings, or gain on disposition of shares, options or restricted shares of the Company.

5. No Employment Rights. Nothing in this Agreement is intended to create in Indemnitee any right to continued employment with the Company.

6. Contribution. If the indemnification provided in this Agreement is unavailable and may not be paid to Indemnitee for any reason other than those set forth in Section B.4, then the Company shall contribute to the amount of Expenses paid in settlement actually and reasonably incurred and paid or payable by Indemnitee in such proportion as is appropriate to reflect (i) the relative benefits received by the Company on the one hand and by the Indemnitee on the other hand from the transaction or events from which such Proceeding arose, and (ii) the relative fault of the Company on the one hand and of the Indemnitee on the other hand in connection with the events which resulted in such Expenses, as well as any other relevant equitable considerations. The relative fault of the Company on the one hand and of the Indemnitee on the other hand shall be determined by reference to, among other things, the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent the circumstances resulting in such Expenses, judgments, fines or settlement amounts. The Company agrees that it would not be just and equitable if contribution pursuant to this Section B.6 were determined by pro rata allocation or any other method of allocation which does not take account of the foregoing equitable considerations.

C.	INDEMNIFICATION PROCESS

1. Notice and Cooperation by Indemnitee. Indemnitee shall, as a condition precedent to his/her right to be indemnified under this Agreement, give the Company notice in writing as soon as practicable of any claim made against Indemnitee for which indemnification will or could be sought under this Agreement, provided that the delay of Indemnitee to give notice hereunder shall not prejudice any of Indemnitee’s rights hereunder, unless such delay results in the Company’s forfeiture of substantive rights or defenses. Notice to the Company shall be given in accordance with Section F.7 below. If, at the time of receipt of such notice, the Company has directors’ and officers’ liability insurance policies in effect, the Company shall give prompt notice to its insurers of the Proceeding relating to the notice. The Company shall thereafter take all necessary and desirable action to cause such insurers to pay, on behalf of Indemnitee, all Expenses payable as a result of such Proceeding. In addition, Indemnitee shall give the Company such cooperation as the Company may reasonably request and the Company shall give the Indemnitee such cooperation as the Indemnitee may reasonably request, including providing any documentation or information which is not privileged or otherwise protected from disclosure and which is reasonably available to Indemnitee or the Company, as the case may be.

2. Indemnification Payment.

(a) Advancement of Expenses. Indemnitee may submit a written request with reasonable particulars to the Company requesting that the Company advance to Indemnitee all Expenses that may be reasonably incurred in advance by Indemnitee in connection with a Proceeding. The Company shall, within ten (10) business days of receiving such a written request by Indemnitee, advance all requested Expenses to Indemnitee. Any excess of the advanced Expenses over the actual Expenses will be repaid to the Company.

(b) Reimbursement of Expenses. To the extent Indemnitee has not requested any advanced payment of Expenses from the Company, Indemnitee shall be entitled to receive reimbursement for the Expenses incurred in connection with a Proceeding from the Company as soon as practicable and, in any event, within thirty (30) days after Indemnitee makes a written request to the Company for reimbursement unless the Company refers the indemnification request to the Reviewing Party in compliance with Section C.2(c) below.

(c) Determination by the Reviewing Party. If the Company reasonably believes that it is not obligated under this Agreement to indemnify the Indemnitee, the Company shall, within ten (10) days after the Indemnitee’s written request for an advancement or reimbursement of Expenses, notify the Indemnitee that the request for advancement of Expenses or reimbursement of Expenses will be submitted to the Reviewing Party (as hereinafter defined). The Reviewing Party shall make a determination on the request within thirty (30) days after the Indemnitee’s written request for an advancement or reimbursement of Expenses. Notwithstanding anything foregoing to the contrary, in the event the Reviewing Party informs the Company that Indemnitee is not entitled to indemnification in connection with a Proceeding under this Agreement or applicable law, the Company shall be entitled to be reimbursed by Indemnitee for all the Expenses previously advanced or otherwise paid to Indemnitee in connection with such Proceeding; provided, however, that Indemnitee may bring a suit to enforce his/her indemnification right in accordance with Section C.3 below.

3. Suit to Enforce Rights. Regardless of any action by the Reviewing Party, if Indemnitee has not received full indemnification within thirty (30) days after making a written demand in accordance with Section C.2 above or fifty (50) days if the Company submits a request for advancement or reimbursement to the Reviewing Party under Section C.2(c), Indemnitee shall have the right to enforce its indemnification rights under this Agreement by commencing litigation in any court of competent jurisdiction seeking a determination by the court or challenging any determination by the Reviewing Party or with respect to any breach in any aspect of this Agreement. Any determination by the Reviewing Party not challenged by Indemnitee and any judgment entered by the court shall be binding on the Company and Indemnitee.

4. Assumption of Defense. In the event the Company is obligated under this Agreement to advance or bear any Expenses for any Proceeding against Indemnitee, the Company shall be entitled to assume the defense of such Proceeding, with counsel approved by Indemnitee, upon delivery to Indemnitee of written notice of its election to do so. After delivery of such notice, approval of such counsel by Indemnitee and the retention of such counsel by the Company, the Company will not be liable to Indemnitee under this Agreement for any fees of counsel subsequently incurred by Indemnitee with respect to the same Proceeding, unless (i) the employment of counsel by Indemnitee has been previously authorized by the Company, (ii) Indemnitee shall have reasonably concluded, based on written advice of counsel, that there may be a conflict of interest of such counsel retained by the Company between the Company and Indemnitee in the conduct of any such defense, or (iii) the Company ceases or terminates the employment of such counsel with respect to the defense of such Proceeding, in any of which events the fees and expenses of Indemnitee’s counsel shall be at the expense of the Company. At all times, Indemnitee shall have the right to employ counsel in any Proceeding at Indemnitee’s expense.

5. Burden of Proof and Presumptions. Upon making a request for indemnification, Indemnitee shall be presumed to be entitled to indemnification under this Agreement and the Company shall have the burden of proof to overcome that presumption in reaching any contrary determination.

6. No Settlement Without Consent. Neither party to this Agreement shall settle any Proceeding in any manner that would impose any damage, loss, penalty or limitation on Indemnitee without the other party’s written consent. Neither the Company nor Indemnitee shall unreasonably withhold its consent to any proposed settlement.

7. Company Participation. Subject to Section B.6, the Company shall not be liable to indemnify the Indemnitee under this Agreement with regard to any judicial action if the Company was not given a reasonable and timely opportunity, at its expense, to participate in the defense, conduct and/or settlement of such action.

8. Reviewing Party.

(a) For purposes of this Agreement, the Reviewing Party with respect to each indemnification request of Indemnitee that is referred by the Company pursuant to Section C.2(c) above shall be shall be (A) the Board of Directors by a majority vote of a quorum consisting of Disinterested Directors (as hereinafter defined), or (B) if a quorum of the Board of Directors consisting of Disinterested Directors is not obtainable or, even if obtainable, said Disinterested Directors so direct, by Independent Counsel in a written opinion to the Board of Directors, a copy of which shall be delivered to Indemnitee. If the Reviewing Party determines that Indemnitee is entitled to indemnification, payment to Indemnitee shall be made within ten (10) days after such determination. Indemnitee shall cooperate with the person, persons or entity making such determination with respect to Indemnitee’s entitlement to indemnification, including providing to such person, persons or entity upon reasonable advance request any documentation or information which is not privileged or otherwise protected from disclosure and which is reasonably available to Indemnitee and reasonably necessary to such determination. Any Independent Counsel or member of the Board of Directors shall act reasonably and in good faith in making a determination under this Agreement of the Indemnitee’s entitlement to indemnification. Any reasonable costs or expenses (including reasonable attorneys’ fees and disbursements) incurred by Indemnitee in so cooperating with the person, persons or entity making such determination shall be borne by the Company (irrespective of the determination as to Indemnitee’s entitlement to indemnification) and the Company hereby indemnifies and agrees to hold Indemnitee harmless therefrom. “Disinterested Director” means a director of the Company who is not and was not a party to the Proceeding in respect of which indemnification is sought by Indemnitee.

(b) If the determination of entitlement to indemnification is to be made by Independent Counsel, the Independent Counsel shall be selected as provided in this Section C.8(b). The Independent Counsel shall be selected by Indemnitee (unless Indemnitee shall request that such selection be made by the Board of Directors, in which event the proceeding sentence shall apply), and Indemnitee shall give written notice to the Company advising it of the identity of the Independent Counsel so selected. In either event, Indemnitee or the Company, as the case may be, may, within 10 days after such written notice of selection shall have been given, deliver to the Company or to Indemnitee, as the case may be, a written objection to such selection; provided, however, that such objection may be asserted only on the ground that the Independent Counsel so selected does not meet the requirements of “Independent Counsel” as defined in Section C.8(d) of this Agreement, and the objection shall set forth with particularity the factual basis of such assertion. Absent a proper and timely objection, the person so selected shall act as Independent Counsel. If a written objection is made and substantiated, the Independent Counsel selected may not serve as Independent Counsel unless and until such objection is withdrawn or a court has determined that such objection is without merit. If, within 20 days after submission by Indemnitee of a written request for indemnification, no Independent Counsel shall have been selected and not objected to, either the Company or Indemnitee may petition the a court of competent jurisdiction for resolution of any objection which shall have been made by the Company or Indemnitee to the other’s selection of Independent Counsel and/or for the appointment as Independent Counsel of a person selected by the court or by such other person as the court shall designate, and the person with respect to whom all objections are so resolved or the person so appointed shall act as Independent Counsel. The Company shall pay any and all reasonable fees and expenses of Independent Counsel incurred by such Independent Counsel in connection with acting under this Agreement, and the Company shall pay all reasonable fees and expenses incident to the procedures of this Section C.8(b), regardless of the manner in which such Independent Counsel was selected or appointed.

(c) In making a determination with respect to entitlement to indemnification hereunder, the Reviewing Party shall presume that Indemnitee is entitled to indemnification under this Agreement if Indemnitee has submitted a request for indemnification in accordance with this Agreement, and the Company shall have the burden of proof to overcome that presumption in connection with the making by any person, persons or entity of any determination contrary to that presumption. The termination of any Proceeding or of any claim, issue or matter therein, by judgment, order, settlement (with or without court approval), conviction, or upon a plea of nolo contendere or its equivalent, shall not (except as otherwise expressly provided in this Agreement) of itself adversely affect the right of Indemnitee to indemnification or create a presumption that Indemnitee did not act in good faith and in a manner which he/she reasonably believed to be in or not opposed to the best interests of the Company or, with respect to any criminal Proceeding, that Indemnitee had reasonable cause to believe that his/her conduct was unlawful. For purposes of any determination of good faith, Indemnitee shall be deemed to have acted in good faith if Indemnitee’s action is based on the records or books of account of the Company and any other corporation, partnership, joint venture or other entity of which Indemnitee is or was serving at the written request of the Company as a director, officer, employee, agent or fiduciary, including financial statements, or on information supplied to Indemnitee by the officers and directors of the Company or such other corporation, partnership, joint venture or other entity in the course of their duties, or on the advice of legal counsel for the Company or such other corporation, partnership, joint venture or other entity or on information or records given or reports made to the Company or such other corporation, partnership, joint venture or other entity by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Company or such other corporation, partnership, joint venture or other entity. In addition, the knowledge and/or actions, or failure to act, of any director, officer, agent or employee of the Company or such other corporation, partnership, joint venture or other entity shall not be imputed to Indemnitee for purposes of determining the right to indemnification under this Agreement. The provisions of this Section C.8(c) shall not be deemed to be exclusive or to limit in any way the other circumstances in which the Indemnitee may be deemed to have met the applicable standard of conduct set forth in this Agreement.

(d) “Independent Counsel” means a law firm, or a member of a law firm, that is experienced in matters of corporation law and neither presently is, nor in the past five (5) years has been, retained to represent (i) the Company or Indemnitee in any matter material to either such party (other than with respect to matters concerning the Indemnitee under this Agreement, or of other indemnitees under similar indemnification agreements), or (ii) any other party to the Proceeding giving rise to a claim for indemnification hereunder. Notwithstanding the foregoing, the term “Independent Counsel” shall not include any person who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing either the Company or Indemnitee in an action to determine Indemnitee’s rights under this Agreement. The Company agrees to pay the reasonable fees of the Independent Counsel referred to above and to fully indemnify such counsel against any and all Expenses, claims, liabilities and damages arising out of or relating to this Agreement or its engagement pursuant hereto.

D.	DIRECTOR AND OFFICER LIABILITY INSURANCE

1. Good Faith Determination. The Company shall from time to time make the good faith determination whether or not it is practicable for the Company to obtain and maintain a policy or policies of insurance with reputable insurance companies providing the officers and directors of the Company with coverage for losses incurred in connection with their services to the Company or to ensure the Company’s performance of its indemnification obligations under this Agreement.

2. Coverage of Indemnitee. To the extent the Company maintains an insurance policy or policies providing directors’ and officers’ liability insurance, Indemnitee shall be covered by such policy or policies, in accordance with its or their terms, to the maximum extent of the coverage available for any of the Company’s directors or officers.

3. No Obligation. Notwithstanding the foregoing, the Company shall have no obligation to obtain or maintain any director and officer insurance policy if the Company determines in good faith that such insurance is not reasonably available in the case that (i) premium costs for such insurance are disproportionate to the amount of coverage provided, or (ii) the coverage provided by such insurance is limited by exclusions so as to provide an insufficient benefit.

E.	NON-EXCLUSIVITY; FEDERAL PREEMPTION; TERM

1. Non-Exclusivity. The indemnification provided by this Agreement shall not be deemed exclusive of any rights to which Indemnitee may be entitled under the Company’s memorandum and articles of association, as may be amended from time to time, applicable law or any written agreement between Indemnitee and the Company (including its subsidiaries and affiliates). The indemnification provided under this Agreement shall continue to be available to Indemnitee for any action taken or not taken while serving in an indemnified capacity even though he/she may have ceased to serve in any such capacity at the time of any Proceeding. To the extent that a change in the laws of the State of Nevada permits greater indemnification by agreement than would be afforded under the Articles of Incorporation or this Agreement, it is the intent of the parties hereto that Indemnitee shall enjoy by this Agreement the greater benefits so afforded by such change.

2. Federal Preemption. Notwithstanding the foregoing, both the Company and Indemnitee acknowledge that in certain instances, U.S. federal law or public policy may override applicable law and prohibit the Company from indemnifying its directors and officers under this Agreement or otherwise. Such instances include, but are not limited to, the U.S. Securities and Exchange Commission’s (the “SEC”) prohibition on indemnification for liabilities arising under certain Federal securities laws. Indemnitee understands and acknowledges that the Company has undertaken or may be required in the future to undertake with the SEC to submit the question of indemnification to a court in certain circumstances for a determination of the Company’s right under public policy to indemnify Indemnitee.

3. Company Indemnitor of First Resort. The Company hereby acknowledges that the Indemnitee may have certain rights to indemnification, advancement of expenses and/or insurance provided by one or more of his or her employers and certain of their Affiliates (collectively, the “Employer Indemnitors”). The Company hereby agrees (i) that it is the indemnitor of first resort (i.e., its obligations to Indemnitee is primary and any obligation of the Employer Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by Indemnitee are secondary), (ii) that it shall be required to advance the full amount of expenses incurred by Indemnitee and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement by or on behalf of any Indemnitee to the extent legally permitted and as required by this Agreement (or any agreement between the Company and such Indemnitee), without regard to any rights such Indemnitee may have against the Employer Indemnitors and (iii) it irrevocably waives, relinquishes and releases the Employer Indemnitors from any and all claims against the Employer Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof.

4. Duration of Agreement. All agreements and obligations of the Company contained herein shall continue during the period Indemnitee is an officer and/or a director of the Company (or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) and shall continue thereafter so long as Indemnitee shall be subject to any Proceeding by reason of his/her former or current capacity at the Company or any other enterprise at the Company’s request, whether or not he/she is acting or serving in any such capacity at the time any Expense is incurred for which indemnification can be provided under this Agreement. This Agreement shall continue in effect regardless of whether Indemnitee continues to serve as an officer and/or a director of the Company or any other enterprise at the Company’s request.

F.	MISCELLANEOUS

1. Amendment of this Agreement. No supplement, modification, or amendment of this Agreement shall be binding unless executed in writing by the parties hereto. No waiver of any of the provisions of this Agreement shall operate as a waiver of any other provisions (whether or not similar), nor shall such waiver constitute a continuing waiver. Except as specifically provided in this Agreement, no failure to exercise or any delay in exercising any right or remedy shall constitute a waiver.

2. Subrogation. In the event of payment to Indemnitee by the Company under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Company to bring suit to enforce such rights.

3. Assignment; Binding Effect. Neither this Agreement nor any of the rights or obligations hereunder may be assigned by either party hereto without the prior written consent of the other party; except that the Company may, without such consent, assign all such rights and obligations to a successor in interest to the Company which assumes all obligations of the Company under this Agreement. Notwithstanding the foregoing, this Agreement shall be binding upon and inure to the benefit of and be enforceable by and against the parties hereto and the Company’s successors (including any direct or indirect successor by purchase, merger, consolidation, or otherwise to all or substantially all of the business and/or assets of the Company) and assigns, as well as Indemnitee’s spouses, heirs, and personal and legal representatives.

4. Severability and Construction. Nothing in this Agreement is intended to require or shall be construed as requiring the Company to do or fail to do any act in violation of applicable law. The Company’s inability, pursuant to a court order, to perform its obligations under this Agreement shall not constitute a breach of this Agreement. In addition, if any portion of this Agreement shall be held by a court of competent jurisdiction to be invalid, void, or otherwise unenforceable, the remaining provisions shall remain enforceable to the fullest extent permitted by applicable law. The parties hereto acknowledge that they each have opportunities to have their respective counsels review this Agreement. Accordingly, this Agreement shall be deemed to be the product of both of the parties hereto, and no ambiguity shall be construed in favor of or against either of the parties hereto.

5. Counterparts. This Agreement may be executed in two counterparts, both of which taken together shall constitute one instrument.

6. Governing Law. This agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Nevada, without giving effect to conflicts of law provisions thereof.

7. Notices. All notices, demands, and other communications required or permitted under this Agreement shall be made in writing and shall be deemed to have been duly given if delivered by hand, against receipt, or mailed via postage prepaid, certified or registered mail, return receipt requested, and addressed to the Company at:

NusaTrip Incorporated

28F AIA Central, Jl. Jend. Sudirman No.Kav. 48A, RT.5/RW.4, Karet, Semanggi, Kota Jakarta Selatan

Daerah Khusus Ibukota Jakarta 12930, Indonesia

Attention: Chief Executive Officer

and to Indemnitee at his/her address last known to the Company.

8. Entire Agreement. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto execute this Agreement as of the date first written above.

COMPANY:

NusaTrip Incorporated

By:
Name:	Soetanto Tjin Patrick
Title:	Chief Executive Officer

INDEMNITEE:

Name:

Exhibit 10.5

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is dated as of October 18, 2024, by and between NusaTrip Incorporated, a Nevada corporation (the “Company”), and each lender party that executes the signature page hereto as a purchaser (each, a “Purchaser” and collectively, the “Purchasers”).

WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to an exemption from the registration requirements of Section 5 of the Securities Act, as defined, contained in Section 4(a)(2) thereof and/or Rule 506(b) thereunder, the Company desires to issue and sell to the Purchaser, and the Purchaser desires to purchase from the Company, securities of the Company as more fully described in this Agreement.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and the Purchaser agree as follows:

ARTICLE I.
DEFINITIONS

1.1 Definitions. In addition to the words and terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms have the meanings set forth in this Section 1.1:

“Acquiring Person” shall have the meaning ascribed to such term in Section 5.5.

“Action” shall have the meaning ascribed to such term in Section 3.10.

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person as such terms are used in and construed under Rule 405 under the Securities Act.

“Board” means the board of directors of the Company.

“Closing” means the closing of the purchase and sale of the Notes pursuant to Section 2.1.

“Closing Date” means the Trading Day on which all of the Transaction Documents have been executed and delivered by the applicable parties thereto, and all conditions precedent to (i) the Purchaser’s obligations to pay the Subscription Amount and (ii) the Company’s obligations to deliver the Securities to be issued and sold, in each case, have been satisfied or waived, but in no event later than (i) the second Trading Day following the date hereof, or (ii) the date when the Company’s registration statement on Form S-1 in connection with its IPO becomes effective.

“Common Stock” means the common stock of the Company, par value $0.0001 per share, and any other class of securities into which such securities may hereafter be reclassified or changed.

“Common Stock Equivalents” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

“Evaluation Date” shall have the meaning ascribed to such term in Section 3.19.

“Exchange Act” means the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder.

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended.

“GAAP” shall have the meaning ascribed to such term in Section 3.8.

“Intellectual Property” means all of the following in any jurisdiction throughout the world: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all U.S. and foreign patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, brand names, certification marks, trade dress, logos, trade names, domain names, assumed names and corporate names, together with all colorable imitations thereof, and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all trade secrets under applicable state laws and the common law and know-how (including formulas, techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (e) all computer software (including source code, object code, diagrams, data and related documentation), and (f) all copies and tangible embodiments of the foregoing (in whatever form or medium).

“IPO” shall mean an initial public offering by the Company that results in a listing of the Company’s Common Stock on a national securities exchange.

“Liens” means a lien, charge, pledge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.

“Material Adverse Effect” shall have the meaning assigned to such term in Section 3.1.

“Notes” means the Convertible Promissory Notes issued to the Purchaser, in the form of Exhibit A attached hereto.

“Note Conversion Price” means the Note Conversion Price provided in the Note.

“Original Issue Date” means the date of the first issuance of the Notes, regardless of any transfers of any Note and regardless of the number of instruments which may be issued to evidence such Notes.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an informal investigation or partial proceeding, such as a deposition), whether commenced or threatened.

“Purchaser Party” shall have the meaning ascribed to such term in Section 5.8.

“Regulation FD” means Regulation FD promulgated by the SEC pursuant to the Exchange Act, as such Regulation may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same purpose and effect as such Regulation

“Required Approvals” shall have the meaning ascribed to such term in Section 3.4.

“Rule 144” means Rule 144 promulgated by the SEC pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same purpose and effect as such Rule.

“SEC” means the United States Securities and Exchange Commission.

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“Securities” means the Notes and the Shares.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shares” means the Common Stock issuable upon conversion of the Notes.

“Short Sales” means all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act (but shall not be deemed to include the location and/or reservation of borrowable shares of Common Stock).

“Subscription Amount” means, as to the Purchaser, the aggregate amount to be paid for the Note purchased hereunder as specified below the Purchaser’s name on the signature page of this Agreement and next to the heading “Subscription Amount,” in United States dollars and in immediately available funds.

“Subsidiary” means with respect to any entity at any date, any direct or indirect corporation, limited or general partnership, limited liability company, trust, estate, association, joint venture or other business entity of which (A) more than 50% of (i) the outstanding capital stock having (in the absence of contingencies) ordinary voting power to elect a majority of the Board or other managing body of such entity, (ii) in the case of a partnership or limited liability company, the interest in the capital or profits of such partnership or limited liability company or (iii) in the case of a trust, estate, association, joint venture or other entity, the beneficial interest in such trust, estate, association or other entity business is, at the time of determination, owned or controlled directly or indirectly through one or more intermediaries, by such entity, or (B) is under the actual control of the Company.

“Trading Day” means a day on which the principal Trading Market is open for trading.

“Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, the OTCQB, the OTCQX, or the OTC Pink Marketplace (or any successors to any of the foregoing).

“Transaction Documents” means this Agreement, the Notes and any other documents or agreements executed in connection with the transactions contemplated hereunder, including, but not limited to, the documents referenced in Section 2.2(a).

“Transfer Agent” means Transhare corporation, and any successor transfer agent of the Company.

ARTICLE II.
PURCHASE AND SALE

2.1 Closing. On the Closing Date, upon the terms and subject to the conditions set forth herein, substantially concurrent with the execution and delivery of this Agreement by the parties hereto, the Company agrees to sell, and each Purchaser, severally and not jointly, agrees to purchase an aggregate of Notes with a Subscription Amount listed on the Purchaser’s signature page. On the Closing Date, the Purchaser shall deliver to the Company a signed copy of the Transaction Documents and, via wire transfer, immediately available funds equal to the Purchaser’s Subscription Amount. After receipt of the Subscription Amount, the Company shall deliver to the Purchaser countersigned copies of the Transaction Documents. Upon satisfaction of the closing conditions set forth in Section 2.3, the Closing shall occur at the Company’s offices or such other location as the parties shall mutually agree.

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2.2 Deliveries.

(a) On or prior to the Closing Date, the Company shall deliver or cause to be delivered to the Purchaser the following:

(i) this Agreement duly executed by the Company; and

(ii) a Note in the principal amount as specified on the signature page of each Subscriber, convertible at the Note Conversion Price, registered in the name of the Purchaser; and

(b) On or prior to the Closing Date each Purchaser shall deliver or cause to be delivered to the Company the following:

(i) this Agreement duly executed by the Purchaser; and

(ii) the Purchaser’s Subscription Amount by wire transfer to the Company.

2.3 Closing Conditions.

(a) The obligations of the Company hereunder in connection with the Closing are subject to the following conditions being met:

(i) the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) on the Closing Date of the representations and warranties of the Purchaser contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(ii) all obligations, covenants and agreements of the Purchaser required to be performed at or prior to the Closing Date shall have been performed; and

(iii) the delivery by the Purchaser of the items set forth in Section 2.2(b) of this Agreement.

(b) The respective obligations of the Purchaser hereunder in connection with the Closing are subject to the following conditions being met:

(i) accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) when made and on the Closing Date of the representations and warranties of the Company contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(ii) all obligations, covenants and agreements of the Company required to be performed at or prior to the Closing Date shall have been performed;

(iii) the delivery by the Company of the items set forth in Section 2.2(a) of this Agreement; and

(iv) there shall have been no Material Adverse Effect with respect to the Company since the date hereof.

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ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF COMPANY

The Company hereby makes the following representations and warranties to each Purchaser as of the date hereof:

3.1 Organization and Qualification. The Company and each of the Subsidiaries is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. Neither the Company nor any Subsidiary is in violation nor default of any of the provisions of its respective certificate or Articles of Incorporation, bylaws or other organizational or charter documents. Each of the Company and the Subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in: (i) a material adverse effect on the legality, validity or enforceability of any Transaction Document, (ii) a material adverse effect on the results of operations, assets, business, prospects or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole, or (iii) a material adverse effect on the Company’s ability to perform in any material respect on a timely basis its obligations under any Transaction Document (any of (i), (ii) or (iii), a “Material Adverse Effect”) and no Proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

3.2 Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and each of the other Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and each of the other Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, the Board or the Company’s stockholders in connection herewith or therewith other than in connection with the Required Approvals. Subject to obtaining the Required Approvals, this Agreement and each other Transaction Document to which it is a party has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

3.3 No Conflicts. The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party, the issuance and sale of the Securities and the consummation by it of the transactions contemplated hereby and thereby do not and will not (i) subject to the Required Approvals, conflict with or violate any provision of the Company’s or any Subsidiary’s Certificate or Articles of Incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) subject to the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not have or reasonably be expected to result in a Material Adverse Effect.

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3.4 Filings, Consents and Approvals. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than: (i) blue sky filings or a Form D filing and (ii) such filings as are required to be made under applicable state securities laws (the “Required Approvals”).

3.5 Issuance of the Securities. The Securities are duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company. The Shares, when issued upon conversion of the Notes will be validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company. The Company shall reserve from its duly authorized capital stock a number of shares of Common Stock issuable pursuant to the Notes.

3.6 Capitalization. The capitalization of the Company is as set forth on Schedule 3.6. No Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents. Except as set forth on Schedule 3.6, as a result of the purchase and sale of the Securities, there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any shares of Common Stock or the capital stock of any Subsidiary, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional shares of Common Stock or Common Stock Equivalents or capital stock of any Subsidiary. The issuance and sale of the Securities will not obligate the Company or any Subsidiary to issue shares of Common Stock or other securities to any Person (other than the Purchaser) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under any of such securities. There are no outstanding securities or instruments of the Company or any Subsidiary that contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to redeem a security of the Company or such Subsidiary. The Company does not have any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement. All of the outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid and nonassessable, have been issued in compliance with all federal and state securities laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities. No further approval or authorization of any stockholder, the Board or others is required for the issuance and sale of the Securities. There are no stockholders’ agreements, voting agreements or other similar agreements with respect to the Company’s capital stock to which the Company is a party or, to the knowledge of the Company, between or among any of the Company’s stockholders.

3.7 Subsidiaries. All of the direct and indirect Subsidiaries of the Company are set forth in Schedule 3.7. The Company owns, directly or indirectly, all of the capital stock or other equity interests of each Subsidiary free and clear of any Liens, and all of the issued and outstanding shares of capital stock of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities.

3.8 Financial Statements. The consolidated financial statements of the Company, together with the related notes and schedules, present fairly, in all material respects, the consolidated financial position of the Company and any of its Subsidiaries as of the dates indicated and the consolidated results of operations, cash flows and changes in stockholders’ equity of the Company for the periods specified and have been prepared in compliance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved.

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3.9 Material Changes; Undisclosed Events, Liabilities or Developments. Since the date of the latest financial statements: (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to GAAP, (iii) the Company has not altered its method of accounting, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock and (v) the Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to existing Company equity incentive plans.

3.10 Litigation. There is no action, suit, inquiry, notice of violation, proceeding or investigation, inquiry or other similar proceeding of any federal or state government unit pending or, to the knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) (collectively, an “Action”) which (i) adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or the issuance of the Securities or (ii) could, if there were an unfavorable decision, have or reasonably be expected to result in a Material Adverse Effect. The Company has no reason to believe that an Action will be filed against it in the future. Neither the Company nor any Subsidiary, nor any director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim for fraud or breach of fiduciary duty. There has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation or inquiry by the SEC involving the Company or any current or former director or officer of the Company. The SEC has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the Securities Act, and the Company has no reason to believe it will do so in the future.

3.11 Compliance. Neither the Company nor any Subsidiary: (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any judgment, decree or order of any court, arbitrator or other governmental authority or (iii) is or has been in violation of any statute, rule, ordinance or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except in each case as could not have or reasonably be expected to result in a Material Adverse Effect.

3.12 Regulatory Permits. The Company and each of its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such certificates, authorizations or permits would not have, individually or in the aggregate, a Material Adverse Effect, and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit. There is no agreement, commitment, judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries is a party which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or any of its Subsidiaries, any acquisition of property by the Company or any of its Subsidiaries or the conduct of business by the Company or any of its Subsidiaries as currently conducted other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a Material Adverse Effect on the Company or any of its Subsidiaries.

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3.13 Title to Assets. Subject to the Liens of the outstanding secured senior debt, the Company and the Subsidiaries have good and marketable title in fee simple to all personal property owned by them that is material to the business of the Company and the Subsidiaries. The Company owns no real property. Any real property and facilities held under lease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases with which the Company and the Subsidiaries are in compliance.

3.14 Intellectual Property.

(i) Subject to the Liens of the outstanding secured senior debt, to the Company’s knowledge, the Company owns or possesses or has the right to use pursuant to a valid and enforceable written license, sublicense, agreement, or permission all Intellectual Property necessary for the operation of the business of the Company as presently conducted.

(ii) To the Company’s knowledge, the Intellectual Property does not interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties, and the Company has no knowledge that facts exist which indicate a likelihood of the foregoing. The Company has not received any charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or conflict (including any claim that the Company must license or refrain from using any Intellectual Property rights of any third party). To the knowledge of the Company, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with, any Intellectual Property rights of the Company.

(iii) The Company has complied with and is presently in compliance with all foreign, federal, state, local, governmental (including, but not limited to, the Federal Trade Commission and State Attorneys General), administrative, or regulatory laws, regulations, guidelines, and rules applicable to any personal identifiable information.

(iv) Each Person who participated in the creation, conception, invention or development of the Intellectual Property currently used in the business of the Company (each, a “Developer”) which is not licensed from third parties has executed one or more agreements containing industry standard confidentiality, work for hire and assignment provisions, whereby the Developer has assigned to the Company all copyrights, patent rights, Intellectual Property rights and other rights in the Intellectual Property, including all rights in the Intellectual Property that existed prior to the assignment of rights by such Person to the Company.

(v) Each Developer has signed a perpetual non-disclosure agreement with the Company.

3.15 Insurance. The Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which the Company and the Subsidiaries are engaged. Neither the Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.

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3.16 Transactions With Affiliates and Employees. Except as disclosed in Schedule 3.16, none of the officers or directors of the Company or any Subsidiary and, to the knowledge of the Company, none of the employees of the Company or any Subsidiary is presently a party to any transaction with the Company or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, providing for the borrowing of money from or lending of money to or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee, stockholder, member or partner, in each case in excess of $120,000 other than for (i) payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company and (iii) other employee benefits, including stock award agreements under any equity incentive plan of the Company.

3.17 Certain Fees. Except as set forth on Schedule 3.17, no brokerage or finder’s fees or commissions are or will be payable by the Company or any Subsidiary to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by the Transaction Documents. The Purchaser shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section that may be due by the Company in connection with the transactions contemplated by the Transaction Documents.

3.18 Listing and Maintenance Requirements; Shell Company. The Company’s Common Stock is not quoted or listed on any Trading Market. The Company is not and has never been a shell company as such term is defined in Rule 12(b)(2) under the Securities Exchange Act of 1934, as amended and the rules and regulations of the Securities and Exchange Commission thereunder.

3.19 Disclosure. Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, the Company confirms that neither it nor any other Person acting on its behalf has provided the Purchaser or its agent or counsel with any information that it believes constitutes or might constitute material, non-public information which is not otherwise disclosed on Schedule 3.19. The Company understands and confirms that the Purchaser will rely on the foregoing representation in effecting transactions in securities of the Company. All of the disclosure furnished by or on behalf of the Company to the Purchaser regarding the Company and its Subsidiaries, their respective businesses and the transactions contemplated hereby, including the Disclosure Schedules to this Agreement, is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made not misleading. The press releases disseminated by the Company during the 12 months preceding the date of this Agreement do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made and when made, not misleading. The Company acknowledges and agrees that no Purchaser makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Article IV hereof.

3.20 No Integrated Offering. Assuming the accuracy of the Purchaser’s representations and warranties set forth in Article IV, neither the Company, nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Securities to be integrated with prior offerings by the Company for purposes of any applicable stockholder approval provisions of any Trading Market on which any of the securities of the Company are listed or designated.

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3.21 Tax Status. The Company and each of its Subsidiaries have filed all federal, state, local and foreign tax returns which have been required to be filed and paid all taxes shown thereon through the date hereof, to the extent that such taxes have become due and are not being contested in good faith, except where the failure to so file or pay would not have a Material Adverse Effect. Except as otherwise disclosed in Schedule 3.21, no tax deficiency has been determined adversely to the Company or any of its Subsidiaries which has had, or would have, individually or in the aggregate, a Material Adverse Effect. The Company has no knowledge of any federal, state or other governmental tax deficiency, penalty or assessment which has been or might be asserted or threatened against it which would have a Material Adverse Effect

3.22 Foreign Corrupt Practices. Neither the Company nor any Subsidiary, nor to the knowledge of the Company or any Subsidiary, any agent or other person acting on behalf of the Company or any Subsidiary, has (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company or any Subsidiary (or made by any person acting on its behalf of which the Company is aware) which is in violation of law, or (iv) violated any provision of FCPA.

3.23 Acknowledgment Regarding Purchaser’s Purchase of Securities. The Company acknowledges and agrees that the Purchaser is acting solely in the capacity of an arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated thereby. The Company further acknowledges that no Purchaser is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated thereby and any advice given by any Purchaser or any of their respective representatives or agents in connection with the Transaction Documents and the transactions contemplated thereby is merely incidental to the Purchaser’s purchase of the Securities. The Company further represents to the Purchaser that the Company’s decision to enter into this Agreement and the other Transaction Documents has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.

3.24 Acknowledgement Regarding Purchaser’s Trading Activity. Notwithstanding anything in this Agreement or elsewhere to the contrary (except for Sections 4.7 and 5.12 hereof), it is understood and acknowledged by the Company that: (i) the Purchaser has not been asked by the Company to agree, nor has the Purchaser agreed, to desist from purchasing or selling, long and/or short, securities of the Company, or “derivative” securities based on securities issued by the Company or to hold the Securities for any specified term; (ii) past or future open market or other transactions by any Purchaser, specifically including, without limitation, Short Sales or “derivative” transactions, before or after the closing of this or future private placement transactions, may negatively impact the market price of the Company’s publicly-traded securities; (iii) any Purchaser, and counter-parties in “derivative” transactions to which the Purchaser is a party, directly or indirectly, presently may have a “short” position in the Common Stock, and (iv) the Purchaser shall not be deemed to have any affiliation with or control over any arm’s length counter-party in any “derivative” transaction. The Company further understands and acknowledges that (y) the Purchaser may engage in hedging activities at various times during the period that the Securities are outstanding, including, without limitation, during the periods that the value of the Shares deliverable with respect to Securities are being determined, and (z) such hedging activities (if any) could reduce the value of the existing stockholders’ equity interests in the Company at and after the time that the hedging activities are being conducted. The Company acknowledges that such aforementioned hedging activities do not constitute a breach of any of the Transaction Documents.

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3.25 Private Placement. Assuming the accuracy of each Purchaser’s representations and warranties set forth in Article IV, no registration under the Securities Act is required for the offer and sale of the Notes or the Shares issuable upon conversion thereof by the Company to the Purchasers as contemplated hereby.

3.26 No General Solicitation. Neither the Company nor any person acting on behalf of the Company has offered or sold any of the Securities by any form of general solicitation or general advertising. The Company offered the Securities for sale only to the Purchaser and certain other “accredited investors” within the meaning of Rule 501 under the Securities Act.

3.27 No Disqualification Events. With respect to the Securities to be offered and sold hereunder in reliance on Rule 506(b) under the Securities Act, none of the Company, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Company participating in the offering hereunder, any beneficial owner of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the Securities Act) connected with the Company in any capacity at the time of sale, nor any Person, including a placement agent, who will receive a commission or fees for soliciting purchasers (each, an “Issuer Covered Person” and, together, “Issuer Covered Persons”) is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event. The Company has complied, to the extent applicable, with its disclosure obligations under Rule 506(e), and has furnished the Purchaser a copy of any disclosures provided thereunder. The Company will notify the Purchaser in writing, prior to the Closing Date of (i) any Disqualification Event relating to any Issuer Covered Person and (ii) any event that would, with the passage of time, reasonably be expected to become a Disqualification Event relating to any Issuer Covered Person, in each case of which it is aware.

3.28 Office of Foreign Assets Control. Neither the Company nor any Subsidiary nor, to the Company’s knowledge, any director, officer, agent, employee or affiliate of the Company or any Subsidiary is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”).

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF PURCHASERS

4.1 Representations and Warranties of the Purchaser. Each Purchaser, for itself and for no other Purchaser, hereby represents and warrants as of the date hereof and as of the Closing Date to the Company as follows (unless as of a specific date therein):

4.2 Organization; Authority. The Purchaser is either an individual or an entity duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation with full right, corporate, partnership, limited liability company or similar power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and performance by the Purchaser of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate, partnership, limited liability company or similar action, as applicable, on the part of the Purchaser. Each Transaction Document to which it is a party has been duly executed by the Purchaser, and when delivered by the Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of the Purchaser, enforceable against it in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

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4.3 Understandings or Arrangements. The Purchaser is acquiring the Securities as principal for its own account and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such Securities (this representation and warranty not limiting the Purchaser’s right to sell the Securities in compliance with applicable federal and state securities laws). The Purchaser is acquiring the Securities hereunder in the ordinary course of its business. The Purchaser understands that the Securities are “restricted securities” and have not been registered under the Securities Act or any applicable state securities law and is acquiring such Securities as principal for its own account and not with a view to or for distributing or reselling such Securities or any part thereof in violation of the Securities Act or any applicable state securities law, has no present intention of distributing any of such Securities in violation of the Securities Act or any applicable state securities law and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such Securities in violation of the Securities Act or any applicable state securities law (this representation and warranty not limiting the Purchaser’s right to sell such Securities in compliance with applicable federal and state securities laws).

4.4 Purchaser Status. At the time the Purchaser was offered the Securities, it was, and as of the date hereof it is, an accredited investor within the meaning of Rule 501 under the Securities Act. The Purchaser is not subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3).

4.5 Experience of the Purchaser. The Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment. The Purchaser is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment.

4.6 Access to Information. The Purchaser acknowledges that it has had the opportunity to review the Transaction Documents (including all exhibits and schedules thereto) and has been afforded, subject to Regulation FD, (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Securities and the merits and risks of investing in the Securities; (ii) access to information about the Company and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment; provided, however, that the Purchaser has not requested nor been provided by the Company with any non-public information regarding the Company, its financial condition, results of operations, business, properties, management and prospects. The Purchaser acknowledges and agrees that neither the Company nor anyone else has provided the Purchaser with any information or advice with respect to the Securities nor is such information or advice necessary or desired.

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4.7 Certain Transactions and Confidentiality. Other than consummating the transactions contemplated hereunder, the Purchaser has not, nor has any Person acting on behalf of or pursuant to any understanding with the Purchaser, directly or indirectly executed any purchases or sales, including Short Sales, of the securities of the Company during the period commencing as of the time that the Purchaser first received a term sheet (written or oral) from the Company or any other Person representing the Company setting forth the material terms of the transactions contemplated hereunder and ending immediately prior to the execution hereof. Notwithstanding the foregoing, in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of the Purchaser’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of the Purchaser’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement. Other than to other Persons party to this Agreement or to the Purchaser’s representatives, including, without limitation, its officers, directors, partners, legal and other advisors, employees, agents and Affiliates, the Purchaser has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction). Notwithstanding the foregoing, for avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to the identification of the availability of, or securing of, available shares to borrow in order to effect Short Sales or similar transactions in the future.

The Company acknowledges and agrees that the representations contained in this Article 4 shall not modify, amend or affect the Purchaser’s right to rely on the Company’s representations and warranties contained in this Agreement or any representations and warranties contained in any other Transaction Document or any other document or instrument executed and/or delivered in connection with this Agreement or the consummation of the transaction contemplated hereby.

ARTICLE V.
OTHER AGREEMENTS OF THE PARTIES

5.1 Removal of Legends.

The Shares may only be disposed of in compliance with state and federal securities laws. In connection with any transfer of the Shares other than pursuant to an effective registration statement or Rule 144, to the Company or to an Affiliate of a Purchaser or in connection with a pledge as contemplated in Section 5.1(b), the Company may require the transferor to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company at the cost of the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Shares under the Securities Act.

(a) Each Purchaser agrees to the imprinting, so long as is required by this Section 5.1, of a legend on any of the Shares in the following form:

NEITHER THIS SECURITY NOR THE SECURITIES INTO WHICH THIS SECURITY IS EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT WITH A REGISTERED BROKER-DEALER OR OTHER LOAN WITH A FINANCIAL INSTITUTION THAT IS AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT OR OTHER LOAN SECURED BY SUCH SECURITIES.

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(b) The Company acknowledges and agrees that a Purchaser may from time to time pledge pursuant to a bona fide margin agreement with a registered broker-dealer or grant a security interest in some or all of the Shares to a financial institution that is an “accredited investor” as defined in Rule 501(a) under the Securities Act and who agrees to be bound by the provisions of this Agreement and, if required under the terms of such arrangement, such Purchaser may transfer pledged or secured Shares to the pledgees or secured parties. Such a pledge or transfer would not be subject to approval of the Company and no legal opinion of legal counsel of the pledgee, secured party or pledgor shall be required in connection therewith. Further, no notice shall be required of such pledge. At the appropriate Purchaser’s expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party of Shares may reasonably request in connection with a pledge or transfer of the Shares.

(c) Certificates evidencing the Shares (or the Transfer Agent’s records if held in book entry form) shall not contain any legend (including the legend set forth in Section 5.1(a) hereof): (i) while a registration statement covering the resale of such securities is effective under the Securities Act and such Shares are sold pursuant to the registration statement (the “Effective Date”), (ii) following any sale of such Shares pursuant to Rule 144, (iii) if such Shares are eligible for sale under Rule 144, without the requirement for the Company to be in compliance with the current public information required under Rule 144 as to such Shares and without volume or manner-of-sale restrictions or (iv) if such legend is not required under applicable requirements of the Securities Act (including Sections 4(a)(1) and 4(a)(7) judicial interpretations and pronouncements issued by the staff of the SEC). The Company shall, if any of the provisions in clause (i) –(iv) above are applicable, at its expense, cause its counsel to issue a legal opinion to the Transfer Agent promptly after the Effective Date if required by the Transfer Agent to effect the removal of the legend hereunder. If all or any portion of a Note is converted at a time when there is an effective registration statement to cover the resale of the Shares, or if such Shares may be sold under Rule 144 and the Company is then in compliance with the current public information required under Rule 144, or if the Shares may be sold under Rule 144 without the requirement for the Company to be in compliance with the current public information required under Rule 144 as to such Shares and without volume or manner-of-sale restrictions or if such legend is not otherwise required under applicable requirements of the Securities Act (including Sections 4(a)(1) and 4(a)(7), judicial interpretations and pronouncements issued by the staff of the SEC) then such Shares shall be issued or reissued free of all legends. The Company agrees that following the effective date of any registration statement or at such time as such legend is no longer required under this Section 5.1(c), it will, no later than two Trading Days following the delivery by a Purchaser to the Company or the Transfer Agent of a certificate representing restricted Shares issued with a restrictive legend (such second Trading Day, the “Legend Removal Date”), deliver or cause to be delivered to such Purchaser a certificate representing such Shares that is free from all restrictive and other legends. The Company may not make any notation on its records or give instructions to the Transfer Agent that enlarge the restrictions on transfer set forth in this Section 5.1. Certificates for Shares subject to legend removal hereunder shall be transmitted by the Transfer Agent to the Purchaser by crediting the account of the Purchaser’s prime broker with the Depository Trust Company system as directed by such Purchaser. The Company shall be responsible for any delays caused by its Transfer Agent.

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(d) In the event a Purchaser shall request delivery of unlegended shares as described in this Section 5.1 and the Company is required to deliver such unlegended shares, (i) it shall pay all fees and expenses associated with or required by the legend removal and/or transfer including but not limited to legal fees, Transfer Agent fees and overnight delivery charges and taxes, if any, imposed by any applicable government upon the issuance of Common Stock; and (ii) the Company may not refuse to deliver unlegended shares based on any claim that such Purchaser or anyone associated or affiliated with such Purchaser has not complied with Purchaser’s obligations under the Transaction Documents, or for any other reason, unless, an injunction or temporary restraining order from a court, on notice, restraining and or enjoining delivery of such unlegended shares shall have been sought and obtained by the Company and the Company has posted a surety bond for the benefit of such Purchaser in the amount of the greater of (i) 150% of the amount of the aggregate purchase price of the Shares (based on amount of principal and/or interest of the Note which was converted) which is subject to the injunction or temporary restraining order, or (ii) the VWAP of the Common Stock on the Trading Day before the issue date of the injunction multiplied by the number of unlegended shares to be subject to the injunction, which bond shall remain in effect until the completion of the litigation of the dispute and the proceeds of which shall be payable to such Purchaser to the extent Purchaser obtains judgment in Purchaser’s favor.

5.2 Furnishing of Information.

(a) Until the Purchaser owns no Shares, the Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act even if the Company is not then subject to the reporting requirements of the Exchange Act.

(b) At any time during the period commencing from the six month anniversary of the date hereof, if the Company (i) shall fail for any reason to satisfy the current public information requirement under Rule 144(c) for a period of more than 30 consecutive days or (ii) has ever been an issuer described in Rule 144(i)(1)(i) or becomes an issuer in the future, and the Company shall fail to satisfy any condition set forth in Rule 144(i)(2) for a period of more than 30 consecutive days (a “Public Information Failure”) then, in addition to such Purchaser’s other available remedies, the Company shall pay to a Purchaser, in cash, as partial liquidated damages and not as a penalty, by reason of any such delay in or reduction of its ability to sell the Shares, an amount in cash equal to two percent of the aggregate Note Conversion Price of such Purchaser’s Note(s) on the day of a Public Information Failure and on every 30th day (pro-rated for periods totaling less than thirty days) thereafter until the earlier of (a) the date such Public Information Failure is cured and (b) such time that such public information is no longer required for the Purchasers to transfer the Shares pursuant to Rule 144. Public Information Failure Payments shall be paid on the earlier of (i) the last day of the calendar month during which such Public Information Failure Payments are incurred and (ii) the second Trading Day after the event or failure giving rise to the Public Information Failure payments is cured. In the event the Company fails to make Public Information Failure payments in a timely manner, such Public Information Failure payments shall bear interest at the rate of one and one-half percent per month (prorated for partial months) until paid in full. Nothing herein shall limit such Purchaser’s right to pursue actual damages for the Public Information Failure, and such Purchaser shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief.

5.3 Integration. The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2(a)(1) of the Securities Act) that would be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any Trading Market such that it would require stockholder approval prior to the closing of such other transaction unless stockholder approval is obtained before the closing of such subsequent transaction.

5.4 Stockholder Rights Plan. No claim will be made or enforced by the Company or, with the consent of the Company, any other Person, that any Purchaser is an “Acquiring Person” under any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or similar anti-takeover plan or arrangement in effect or hereafter adopted by the Company, or that any Purchaser could be deemed to trigger the provisions of any such plan or arrangement, by virtue of receiving Securities under the Transaction Documents or under any other agreement between the Company and the Purchaser.

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5.5 Non-Public Information. When the Company’s Common Stock is quoted or listed on a Trading Market, to the extent that any notice provided pursuant to any Transaction Document or any other communications made by the Company, or information provided, to the Purchaser constitutes, or contains, material, non-public information regarding the Company or any Subsidiaries, the Company shall simultaneously file such notice or other material information with the SEC pursuant to a Current Report on Form 8-K. The Company understands and confirms that each Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company.

5.6 Use of Proceeds. The Company shall use the net proceeds from the sale of the Securities hereunder for working capital purposes, and shall not use such proceeds: (a) for the redemption of any Common Stock or Common Stock Equivalents, (b) in violation of FCPA or OFAC regulations, or (c) to lend money, give credit, or make advances to any officers, directors, employees or affiliates of the Company.

5.8 Listing of Common Stock. The Company agrees, if the Company applies to have the Common Stock traded on any Trading Market, it will then include in such application all of the Shares, and will take such other action as is necessary to cause all of the Shares to be listed or quoted on such other Trading Market as promptly as possible. The Company will then take all action necessary to continue the listing and trading of its Common Stock on a Trading Market and will comply in all respects with the Company’s reporting, filing and other obligations under the bylaws or rules of the Trading Market. The Company agrees to maintain the eligibility of the Common Stock for electronic transfer through the Depository Trust Company or another established clearing corporation, including, without limitation, by timely payment of fees to the Depository Trust Company or such other established clearing corporation in connection with such electronic transfer.

5.9 Certain Transactions and Confidentiality. The Purchaser covenants that neither it nor any Affiliate acting on its behalf or pursuant to any understanding with it will execute any purchases or sales, including Short Sales of any of the Company’s securities during the period commencing with the execution of this Agreement and ending at such time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release. Each Purchaser covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company pursuant to the initial press release, the Purchaser will maintain the confidentiality of the existence and terms of this transaction and the information included in the Disclosure Schedules. Notwithstanding the foregoing and notwithstanding anything contained in this Agreement to the contrary, the Company expressly acknowledges and agrees that (i) no Purchaser makes any representation, warranty or covenant hereby that it will not engage in effecting transactions in any securities of the Company after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release, (ii) no Purchaser shall be restricted or prohibited from effecting any transactions in any securities of the Company in accordance with applicable securities laws from and after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release and (iii) no Purchaser shall have any duty of confidentiality or duty not to trade in the securities of the Company to the Company or its Subsidiaries after the issuance of the initial press release. Notwithstanding the foregoing, in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of the Purchaser’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of the Purchaser’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement.

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5.10 Conversion Procedures. The forms of Conversion Notice included in the Notes set forth the totality of the procedures required of the Purchaser to exercise the Notes. No additional legal opinion, other information or instructions shall be required of the Purchaser to convert their Note. Without limiting the preceding sentences, no ink-original Conversion Notice shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Conversion Notice form be required to convert the Notes. The Company shall honor conversions of the Notes and shall deliver Shares in accordance with the terms, conditions and time periods set forth in the Transaction Documents.

5.11 DTC Program. For so long as any of the Notes are outstanding, the Company will employ as the Transfer Agent for the Common Stock and Shares a participant in the Depository Trust Company Automated Securities Transfer Program and cause the Common Stock to be transferable pursuant to such program.

5.12 Preservation of Corporate Existence. The Company shall preserve and maintain its corporate existence, rights, privileges and franchises in the jurisdiction of its incorporation, and qualify and remain qualified, as a foreign corporation in each jurisdiction in which such qualification is necessary in view of its business or operations and where the failure to qualify or remain qualified might reasonably have a Material Adverse Effect upon the financial condition, business or operations of the Company taken as a whole.

5.13 Registration Rights Agreement.

(a) With respect to the Shares, the Company shall:

(1) With the next Registration Statement on Form S-1 filed by the Company, include the Shares in such Registration Statement and use its best efforts to cause the Registration Statement to become effective and remain effective as provided herein.

(2) Prepare and file with the SEC such amendments, including post-effective amendments, to the Registration Statement as may be necessary to keep the Registration Statement continuously effective as to the applicable Shares until such time as all of the Registerable Securities have been sold by the Holder or he is eligible to otherwise remove the restrictive legend and effect a sale other than through the Registration Statement.

(3) Use its best efforts to avoid the issuance of, or, if issued, obtain the withdrawal of, (i) any order suspending the effectiveness of the Registration Statement, or (ii) any suspension of the qualification (or exemption from qualification) of any of the Shares for sale in any U.S. jurisdiction, at the earliest practicable moment.

(4) Furnish to the Holder, without charge, at least one conformed copy of each Registration Statement and each amendment thereto, including financial statements and schedules, all documents incorporated or deemed to be incorporated therein by reference, and all exhibits to the extent requested by the Holder (including those previously furnished or incorporated by reference) promptly after the filing of such documents with the SEC.

ARTICLE IV.
MISCELLANEOUS

6.1 Termination. This Agreement may be terminated by the Purchaser by written notice to the other parties, if the Closing has not been consummated on or before November 15, 2024; provided, however, that no such termination will affect the right of any party to sue for any breach by any other party (or parties).

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6.2 Fees and Expenses. Except as expressly set forth below and in the Transaction Documents to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. The Company shall pay all Transfer Agent fees (including, without limitation, any fees required for same-day processing of any instruction letter delivered by the Company and any exercise notice delivered by a Purchaser), stamp taxes and other taxes and duties levied in connection with the delivery of any Securities to the Purchaser.

6.3 Entire Agreement. The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

6.4 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the date of transmission, if such notice or communication is delivered by email attachment at the email address as set forth on the signature pages attached hereto at or prior to 5:30 p.m. ( Eastern Standard or Daylight Savings Time, as applicable) on a Trading Day, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via email attachment at the email address as set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (c) the second Trading Day following the date of transmission, if sent by U.S. nationally recognized overnight delivery service or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages attached hereto. To the extent that any notice provided pursuant to any Transaction Document constitutes, or contains, material, non-public information regarding the Company or any Subsidiaries, the Company shall, if the Company’s Common Stock is quoted or listed on a Trading Market, simultaneously file such notice with the SEC pursuant to a Current Report on Form 8-K, or which failure to do so will subject the Company to the liquidated damages provided for in Article 5.

6.5 Amendments; Waivers. Except as provided in the last sentence of this Section 6.5, no provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Company and a majority in interest of the outstanding balance of the Note or, in the case of a waiver, by the party against whom enforcement of any such waived provision is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right. Any amendment effected in accordance with accordance with this Section 6.5 shall be binding upon the Purchaser and holder of Securities and the Company.

6.6 Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

6.7 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of each Purchaser. Each Purchaser may assign any or all of its rights under this Agreement to any Person to whom such Purchaser assigns or transfers any Securities, provided that such transferee agrees in writing to be bound, with respect to the transferred Securities, by the provisions of the Transaction Documents that apply to the Purchaser.

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6.8 No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as otherwise set forth in Section 6.7 and this Section 6.8.

6.9 Governing Law; Exclusive Jurisdiction; Attorneys’ Fees. All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal Proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, stockholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the New York County, New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the New York County, New York for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any Action or Proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such Action or Proceeding is improper or is an inconvenient venue for such Proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such Action or Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If any party shall commence an Action or Proceeding to enforce any provisions of the Transaction Documents, then, in addition to the obligations of the Company elsewhere in this Agreement, the prevailing party in such Action or Proceeding shall be reimbursed by the non-prevailing party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Action or Proceeding.

6.10 Survival. The representations and warranties contained herein shall survive the Closing and the delivery of the Securities.

6.11 Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf’ format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf’ signature page were an original thereof.

6.12 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

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6.13 Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) any of the other Transaction Documents, whenever any Purchaser exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then that Purchaser may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights; provided, however, that in the case of a rescission of an conversion of a Note, the Purchaser shall be required to return any Shares subject to any such rescinded Conversion Notice concurrently with the restoration of such Purchaser’s right to acquire such shares pursuant to the Purchaser’s Note.

6.14 Replacement of Securities. If any certificate or instrument evidencing any Securities is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof (in the case of mutilation), or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction without requiring the posting of any bond.

6.15 Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each Purchaser and the Company will be entitled to specific performance under the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in the Transaction Documents and hereby agree to waive and not to assert in any Action for specific performance of any such obligation the defense that a remedy at law would be adequate.

6.16 Payment Set Aside. To the extent that the Company makes a payment or payments to any Purchaser pursuant to any Transaction Document or a Purchaser enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

6.17 Independent Nature of Purchasers’ Obligations and Rights. The obligations of each Purchaser under any Transaction Document are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance or non-performance of the obligations of any other Purchaser under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Purchaser pursuant hereto or thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Purchaser shall be entitled to independently protect and enforce its rights including, without limitation, the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any Proceeding for such purpose. Each Purchaser has been represented by its own separate legal counsel in its review and negotiation of the Transaction Documents. The Company has elected to provide all Purchasers with the same terms and Transaction Documents for the convenience of the Company and not because it was required or requested to do so by any of the Purchasers. It is expressly understood and agreed that each provision contained in this Agreement and in each other Transaction Document is between the Company and a Purchaser, solely, and not between the Company and the Purchasers collectively and not between and among the Purchasers.

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6.18 Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Trading Day, then such action may be taken or such right may be exercised on the next succeeding Trading Day.

6.19 Construction. The parties agree that each of them and/or their respective counsel have reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments thereto. In addition, each and every reference to share prices and shares of Common Stock in any Transaction Document shall be subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock that occur after the date of this Agreement.

6.20 Waiver of jury trial. In any action, suit, or proceeding in any jurisdiction brought by any party against any other party, the parties each knowingly and intentionally, to the greatest extent permitted by applicable law, hereby absolutely, unconditionally, irrevocably and expressly waive forever trial by jury.

6.21 Non-Circumvention. The Company hereby covenants and agrees that the Company will not, by amendment of its Articles of Incorporation, including any Certificates of Designation, or Bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Agreement, and will at all times in good faith carry out all of the provision of this Agreement and take all action as may be required to protect the rights of all holders of the Securities. Without limiting the generality of the foregoing or any other provision of this Agreement or the other Transaction Documents, the Company (a) shall not increase the par value of any Shares issuable upon conversion of the Notes above the Note Conversion Price then in effect and (b) shall take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Shares upon the conversion of the Notes. Notwithstanding anything herein to the contrary, if after 180 days from the original issuance date, the Purchasers are not permitted to convert the Note, in full, for any reason, subject to the Purchaser’s compliance with Rule 144 the Company shall use its best efforts to promptly remedy such failure, including, without limitation, obtaining such consent or approvals as necessary to permit such conversion or exercise.

(Signature Pages Follow)

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IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

NUSATRIP INCORPORATED		Address for Notice:

By:	/s/ Tjin Patrick Soetanto	28F AIA Central, Jl. Jend. Sudirman No.Kav. 48A,
Name:	Tjin Patrick Soetanto	RT.5/RW.4, Karet, Semanggi, Kota Jakarta Selatan,
Title:	Chief Executive Officer	Daerah Khusus Ibukota,
Jakarta 12930, Indonesia

CREATIVE VISION DIGITAL LIMITED		Address for Notice:

By:	/s/ Zheng Yusi	Unit 407,4/F, 131-132 Connaught Road West,
Name:	Zheng Yusi	Hong Kong
Title:	Director

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

SIGNATURE PAGE FOR PURCHASER FOLLOWS]

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PURCHASER SIGNATURE PAGE TO

SECURITIES PURCHASE AGREEMENT

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser: Creative Vision Digital Limited

Signature of Authorized Signatory of Purchaser:	/s/ Zheng Yusi

Name of Authorized Signatory: Zheng Yusi

Title of Authorized Signatory: Director

Email Address of Authorized Signatory: 13622223407@163.com

Facsimile Number of Authorized Signatory: N.A

Address for Notice to Purchaser: Unit 407,4/F, 131-132 Connaught Road West, Hong Kong.

Address for Delivery of Securities to Purchaser (if not same as address for notice):

________________________________________________________________________

________________________________________________________________________

Subscription Amount: US$533,334

EIN Number: N.A

Purchaser Signature Page

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Exhibit 10.6

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is dated as of October 18, 2024, by and between NusaTrip Incorporated, a Nevada corporation (the “Company”), and each lender party that executes the signature page hereto as a purchaser (each, a “Purchaser” and collectively, the “Purchasers”).

WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to an exemption from the registration requirements of Section 5 of the Securities Act, as defined, contained in Section 4(a)(2) thereof and/or Rule 506(b) thereunder, the Company desires to issue and sell to the Purchaser, and the Purchaser desires to purchase from the Company, securities of the Company as more fully described in this Agreement.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and the Purchaser agree as follows:

ARTICLE I.

DEFINITIONS

1.1 Definitions. In addition to the words and terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms have the meanings set forth in this Section 1.1:

“Acquiring Person” shall have the meaning ascribed to such term in Section 5.5.

“Action” shall have the meaning ascribed to such term in Section 3.10.

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person as such terms are used in and construed under Rule 405 under the Securities Act.

“Board” means the board of directors of the Company.

“Closing” means the closing of the purchase and sale of the Notes pursuant to Section 2.1.

“Closing Date” means the Trading Day on which all of the Transaction Documents have been executed and delivered by the applicable parties thereto, and all conditions precedent to (i) the Purchaser’s obligations to pay the Subscription Amount and (ii) the Company’s obligations to deliver the Securities to be issued and sold, in each case, have been satisfied or waived, but in no event later than (i) the second Trading Day following the date hereof, or (ii) the date when the Company’s registration statement on Form S-1 in connection with its IPO becomes effective.

“Common Stock” means the common stock of the Company, par value $0.0001 per share, and any other class of securities into which such securities may hereafter be reclassified or changed.

“Common Stock Equivalents” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

“Evaluation Date” shall have the meaning ascribed to such term in Section 3.19.

“Exchange Act” means the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder.

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended.

“GAAP” shall have the meaning ascribed to such term in Section 3.8.

“Intellectual Property” means all of the following in any jurisdiction throughout the world: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all U.S. and foreign patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, brand names, certification marks, trade dress, logos, trade names, domain names, assumed names and corporate names, together with all colorable imitations thereof, and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all trade secrets under applicable state laws and the common law and know-how (including formulas, techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (e) all computer software (including source code, object code, diagrams, data and related documentation), and (f) all copies and tangible embodiments of the foregoing (in whatever form or medium).

“IPO” shall mean an initial public offering by the Company that results in a listing of the Company’s Common Stock on a national securities exchange.

“Liens” means a lien, charge, pledge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.

“Material Adverse Effect” shall have the meaning assigned to such term in Section 3.1.

“Notes” means the Convertible Promissory Notes issued to the Purchaser, in the form of Exhibit A attached hereto.

“Note Conversion Price” means the Note Conversion Price provided in the Note.

“Original Issue Date” means the date of the first issuance of the Notes, regardless of any transfers of any Note and regardless of the number of instruments which may be issued to evidence such Notes.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an informal investigation or partial proceeding, such as a deposition), whether commenced or threatened.

“Purchaser Party” shall have the meaning ascribed to such term in Section 5.8.

“Regulation FD” means Regulation FD promulgated by the SEC pursuant to the Exchange Act, as such Regulation may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same purpose and effect as such Regulation

“Required Approvals” shall have the meaning ascribed to such term in Section 3.4.

“Rule 144” means Rule 144 promulgated by the SEC pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same purpose and effect as such Rule.

“SEC” means the United States Securities and Exchange Commission.

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“Securities” means the Notes and the Shares.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shares” means the Common Stock issuable upon conversion of the Notes.

“Short Sales” means all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act (but shall not be deemed to include the location and/or reservation of borrowable shares of Common Stock).

“Subscription Amount” means, as to the Purchaser, the aggregate amount to be paid for the Note purchased hereunder as specified below the Purchaser’s name on the signature page of this Agreement and next to the heading “Subscription Amount,” in United States dollars and in immediately available funds.

“Subsidiary” means with respect to any entity at any date, any direct or indirect corporation, limited or general partnership, limited liability company, trust, estate, association, joint venture or other business entity of which (A) more than 50% of (i) the outstanding capital stock having (in the absence of contingencies) ordinary voting power to elect a majority of the Board or other managing body of such entity, (ii) in the case of a partnership or limited liability company, the interest in the capital or profits of such partnership or limited liability company or (iii) in the case of a trust, estate, association, joint venture or other entity, the beneficial interest in such trust, estate, association or other entity business is, at the time of determination, owned or controlled directly or indirectly through one or more intermediaries, by such entity, or (B) is under the actual control of the Company.

“Trading Day” means a day on which the principal Trading Market is open for trading.

“Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, the OTCQB, the OTCQX, or the OTC Pink Marketplace (or any successors to any of the foregoing).

“Transaction Documents” means this Agreement, the Notes and any other documents or agreements executed in connection with the transactions contemplated hereunder, including, but not limited to, the documents referenced in Section 2.2(a).

“Transfer Agent” means Transhare corporation, and any successor transfer agent of the Company.

ARTICLE II.

PURCHASE AND SALE

2.1 Closing. On the Closing Date, upon the terms and subject to the conditions set forth herein, substantially concurrent with the execution and delivery of this Agreement by the parties hereto, the Company agrees to sell, and each Purchaser, severally and not jointly, agrees to purchase an aggregate of Notes with a Subscription Amount listed on the Purchaser’s signature page. On the Closing Date, the Purchaser shall deliver to the Company a signed copy of the Transaction Documents and, via wire transfer, immediately available funds equal to the Purchaser’s Subscription Amount. After receipt of the Subscription Amount, the Company shall deliver to the Purchaser countersigned copies of the Transaction Documents. Upon satisfaction of the closing conditions set forth in Section 2.3, the Closing shall occur at the Company’s offices or such other location as the parties shall mutually agree.

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2.2 Deliveries.

(a) On or prior to the Closing Date, the Company shall deliver or cause to be delivered to the Purchaser the following:

(i) this Agreement duly executed by the Company; and

(ii) a Note in the principal amount as specified on the signature page of each Subscriber, convertible at the Note Conversion Price, registered in the name of the Purchaser; and

(b) On or prior to the Closing Date each Purchaser shall deliver or cause to be delivered to the Company the following:

(i) this Agreement duly executed by the Purchaser; and

(ii) the Purchaser’s Subscription Amount by wire transfer to the Company.

2.3 Closing Conditions.

(a) The obligations of the Company hereunder in connection with the Closing are subject to the following conditions being met:

(i) the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) on the Closing Date of the representations and warranties of the Purchaser contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(ii) all obligations, covenants and agreements of the Purchaser required to be performed at or prior to the Closing Date shall have been performed; and

(iii) the delivery by the Purchaser of the items set forth in Section 2.2(b) of this Agreement.

(b) The respective obligations of the Purchaser hereunder in connection with the Closing are subject to the following conditions being met:

(i) accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) when made and on the Closing Date of the representations and warranties of the Company contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(ii) all obligations, covenants and agreements of the Company required to be performed at or prior to the Closing Date shall have been performed;

(iii) the delivery by the Company of the items set forth in Section 2.2(a) of this Agreement; and

(iv) there shall have been no Material Adverse Effect with respect to the Company since the date hereof.

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ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF COMPANY

The Company hereby makes the following representations and warranties to each Purchaser as of the date hereof:

3.1 Organization and Qualification. The Company and each of the Subsidiaries is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. Neither the Company nor any Subsidiary is in violation nor default of any of the provisions of its respective certificate or Articles of Incorporation, bylaws or other organizational or charter documents. Each of the Company and the Subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in: (i) a material adverse effect on the legality, validity or enforceability of any Transaction Document, (ii) a material adverse effect on the results of operations, assets, business, prospects or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole, or (iii) a material adverse effect on the Company’s ability to perform in any material respect on a timely basis its obligations under any Transaction Document (any of (i), (ii) or (iii), a “Material Adverse Effect”) and no Proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

3.2 Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and each of the other Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and each of the other Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, the Board or the Company’s stockholders in connection herewith or therewith other than in connection with the Required Approvals. Subject to obtaining the Required Approvals, this Agreement and each other Transaction Document to which it is a party has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

3.3 No Conflicts. The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party, the issuance and sale of the Securities and the consummation by it of the transactions contemplated hereby and thereby do not and will not (i) subject to the Required Approvals, conflict with or violate any provision of the Company’s or any Subsidiary’s Certificate or Articles of Incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) subject to the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not have or reasonably be expected to result in a Material Adverse Effect.

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3.4 Filings, Consents and Approvals. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than: (i) blue sky filings or a Form D filing and (ii) such filings as are required to be made under applicable state securities laws (the “Required Approvals”).

3.5 Issuance of the Securities. The Securities are duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company. The Shares, when issued upon conversion of the Notes will be validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company. The Company shall reserve from its duly authorized capital stock a number of shares of Common Stock issuable pursuant to the Notes.

3.6 Capitalization. The capitalization of the Company is as set forth on Schedule 3.6. No Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents. Except as set forth on Schedule 3.6, as a result of the purchase and sale of the Securities, there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any shares of Common Stock or the capital stock of any Subsidiary, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional shares of Common Stock or Common Stock Equivalents or capital stock of any Subsidiary. The issuance and sale of the Securities will not obligate the Company or any Subsidiary to issue shares of Common Stock or other securities to any Person (other than the Purchaser) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under any of such securities. There are no outstanding securities or instruments of the Company or any Subsidiary that contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to redeem a security of the Company or such Subsidiary. The Company does not have any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement. All of the outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid and nonassessable, have been issued in compliance with all federal and state securities laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities. No further approval or authorization of any stockholder, the Board or others is required for the issuance and sale of the Securities. There are no stockholders’ agreements, voting agreements or other similar agreements with respect to the Company’s capital stock to which the Company is a party or, to the knowledge of the Company, between or among any of the Company’s stockholders.

3.7 Subsidiaries. All of the direct and indirect Subsidiaries of the Company are set forth in Schedule 3.7. The Company owns, directly or indirectly, all of the capital stock or other equity interests of each Subsidiary free and clear of any Liens, and all of the issued and outstanding shares of capital stock of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities.

3.8 Financial Statements. The consolidated financial statements of the Company, together with the related notes and schedules, present fairly, in all material respects, the consolidated financial position of the Company and any of its Subsidiaries as of the dates indicated and the consolidated results of operations, cash flows and changes in stockholders’ equity of the Company for the periods specified and have been prepared in compliance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved.

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3.9 Material Changes; Undisclosed Events, Liabilities or Developments. Since the date of the latest financial statements: (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to GAAP, (iii) the Company has not altered its method of accounting, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock and (v) the Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to existing Company equity incentive plans.

3.10 Litigation. There is no action, suit, inquiry, notice of violation, proceeding or investigation, inquiry or other similar proceeding of any federal or state government unit pending or, to the knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) (collectively, an “Action”) which (i) adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or the issuance of the Securities or (ii) could, if there were an unfavorable decision, have or reasonably be expected to result in a Material Adverse Effect. The Company has no reason to believe that an Action will be filed against it in the future. Neither the Company nor any Subsidiary, nor any director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim for fraud or breach of fiduciary duty. There has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation or inquiry by the SEC involving the Company or any current or former director or officer of the Company. The SEC has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the Securities Act, and the Company has no reason to believe it will do so in the future.

3.11 Compliance. Neither the Company nor any Subsidiary: (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any judgment, decree or order of any court, arbitrator or other governmental authority or (iii) is or has been in violation of any statute, rule, ordinance or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except in each case as could not have or reasonably be expected to result in a Material Adverse Effect.

3.12 Regulatory Permits. The Company and each of its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such certificates, authorizations or permits would not have, individually or in the aggregate, a Material Adverse Effect, and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit. There is no agreement, commitment, judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries is a party which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or any of its Subsidiaries, any acquisition of property by the Company or any of its Subsidiaries or the conduct of business by the Company or any of its Subsidiaries as currently conducted other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a Material Adverse Effect on the Company or any of its Subsidiaries.

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3.13 Title to Assets. Subject to the Liens of the outstanding secured senior debt, the Company and the Subsidiaries have good and marketable title in fee simple to all personal property owned by them that is material to the business of the Company and the Subsidiaries. The Company owns no real property. Any real property and facilities held under lease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases with which the Company and the Subsidiaries are in compliance.

3.14 Intellectual Property.

(i) Subject to the Liens of the outstanding secured senior debt, to the Company’s knowledge, the Company owns or possesses or has the right to use pursuant to a valid and enforceable written license, sublicense, agreement, or permission all Intellectual Property necessary for the operation of the business of the Company as presently conducted.

(ii) To the Company’s knowledge, the Intellectual Property does not interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties, and the Company has no knowledge that facts exist which indicate a likelihood of the foregoing. The Company has not received any charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or conflict (including any claim that the Company must license or refrain from using any Intellectual Property rights of any third party). To the knowledge of the Company, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with, any Intellectual Property rights of the Company.

(iii) The Company has complied with and is presently in compliance with all foreign, federal, state, local, governmental (including, but not limited to, the Federal Trade Commission and State Attorneys General), administrative, or regulatory laws, regulations, guidelines, and rules applicable to any personal identifiable information.

(iv) Each Person who participated in the creation, conception, invention or development of the Intellectual Property currently used in the business of the Company (each, a “Developer”) which is not licensed from third parties has executed one or more agreements containing industry standard confidentiality, work for hire and assignment provisions, whereby the Developer has assigned to the Company all copyrights, patent rights, Intellectual Property rights and other rights in the Intellectual Property, including all rights in the Intellectual Property that existed prior to the assignment of rights by such Person to the Company.

(v) Each Developer has signed a perpetual non-disclosure agreement with the Company.

3.15 Insurance. The Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which the Company and the Subsidiaries are engaged. Neither the Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.

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3.16 Transactions With Affiliates and Employees. Except as disclosed in Schedule 3.16, none of the officers or directors of the Company or any Subsidiary and, to the knowledge of the Company, none of the employees of the Company or any Subsidiary is presently a party to any transaction with the Company or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, providing for the borrowing of money from or lending of money to or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee, stockholder, member or partner, in each case in excess of $120,000 other than for (i) payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company and (iii) other employee benefits, including stock award agreements under any equity incentive plan of the Company.

3.17 Certain Fees. Except as set forth on Schedule 3.17, no brokerage or finder’s fees or commissions are or will be payable by the Company or any Subsidiary to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by the Transaction Documents. The Purchaser shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section that may be due by the Company in connection with the transactions contemplated by the Transaction Documents.

3.18 Listing and Maintenance Requirements; Shell Company. The Company’s Common Stock is not quoted or listed on any Trading Market. The Company is not and has never been a shell company as such term is defined in Rule 12(b)(2) under the Securities Exchange Act of 1934, as amended and the rules and regulations of the Securities and Exchange Commission thereunder.

3.19 Disclosure. Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, the Company confirms that neither it nor any other Person acting on its behalf has provided the Purchaser or its agent or counsel with any information that it believes constitutes or might constitute material, non-public information which is not otherwise disclosed on Schedule 3.19. The Company understands and confirms that the Purchaser will rely on the foregoing representation in effecting transactions in securities of the Company. All of the disclosure furnished by or on behalf of the Company to the Purchaser regarding the Company and its Subsidiaries, their respective businesses and the transactions contemplated hereby, including the Disclosure Schedules to this Agreement, is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made not misleading. The press releases disseminated by the Company during the 12 months preceding the date of this Agreement do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made and when made, not misleading. The Company acknowledges and agrees that no Purchaser makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Article IV hereof.

3.20 No Integrated Offering. Assuming the accuracy of the Purchaser’s representations and warranties set forth in Article IV, neither the Company, nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Securities to be integrated with prior offerings by the Company for purposes of any applicable stockholder approval provisions of any Trading Market on which any of the securities of the Company are listed or designated.

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3.21 Tax Status. The Company and each of its Subsidiaries have filed all federal, state, local and foreign tax returns which have been required to be filed and paid all taxes shown thereon through the date hereof, to the extent that such taxes have become due and are not being contested in good faith, except where the failure to so file or pay would not have a Material Adverse Effect. Except as otherwise disclosed in Schedule 3.21, no tax deficiency has been determined adversely to the Company or any of its Subsidiaries which has had, or would have, individually or in the aggregate, a Material Adverse Effect. The Company has no knowledge of any federal, state or other governmental tax deficiency, penalty or assessment which has been or might be asserted or threatened against it which would have a Material Adverse Effect

3.22 Foreign Corrupt Practices. Neither the Company nor any Subsidiary, nor to the knowledge of the Company or any Subsidiary, any agent or other person acting on behalf of the Company or any Subsidiary, has (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company or any Subsidiary (or made by any person acting on its behalf of which the Company is aware) which is in violation of law, or (iv) violated any provision of FCPA.

3.23 Acknowledgment Regarding Purchaser’s Purchase of Securities. The Company acknowledges and agrees that the Purchaser is acting solely in the capacity of an arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated thereby. The Company further acknowledges that no Purchaser is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated thereby and any advice given by any Purchaser or any of their respective representatives or agents in connection with the Transaction Documents and the transactions contemplated thereby is merely incidental to the Purchaser’s purchase of the Securities. The Company further represents to the Purchaser that the Company’s decision to enter into this Agreement and the other Transaction Documents has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.

3.24 Acknowledgement Regarding Purchaser’s Trading Activity. Notwithstanding anything in this Agreement or elsewhere to the contrary (except for Sections 4.7 and 5.12 hereof), it is understood and acknowledged by the Company that: (i) the Purchaser has not been asked by the Company to agree, nor has the Purchaser agreed, to desist from purchasing or selling, long and/or short, securities of the Company, or “derivative” securities based on securities issued by the Company or to hold the Securities for any specified term; (ii) past or future open market or other transactions by any Purchaser, specifically including, without limitation, Short Sales or “derivative” transactions, before or after the closing of this or future private placement transactions, may negatively impact the market price of the Company’s publicly-traded securities; (iii) any Purchaser, and counter-parties in “derivative” transactions to which the Purchaser is a party, directly or indirectly, presently may have a “short” position in the Common Stock, and (iv) the Purchaser shall not be deemed to have any affiliation with or control over any arm’s length counter-party in any “derivative” transaction. The Company further understands and acknowledges that (y) the Purchaser may engage in hedging activities at various times during the period that the Securities are outstanding, including, without limitation, during the periods that the value of the Shares deliverable with respect to Securities are being determined, and (z) such hedging activities (if any) could reduce the value of the existing stockholders’ equity interests in the Company at and after the time that the hedging activities are being conducted. The Company acknowledges that such aforementioned hedging activities do not constitute a breach of any of the Transaction Documents.

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3.25 Private Placement. Assuming the accuracy of each Purchaser’s representations and warranties set forth in Article IV, no registration under the Securities Act is required for the offer and sale of the Notes or the Shares issuable upon conversion thereof by the Company to the Purchasers as contemplated hereby.

3.26 No General Solicitation. Neither the Company nor any person acting on behalf of the Company has offered or sold any of the Securities by any form of general solicitation or general advertising. The Company offered the Securities for sale only to the Purchaser and certain other “accredited investors” within the meaning of Rule 501 under the Securities Act.

3.27 No Disqualification Events. With respect to the Securities to be offered and sold hereunder in reliance on Rule 506(b) under the Securities Act, none of the Company, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Company participating in the offering hereunder, any beneficial owner of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the Securities Act) connected with the Company in any capacity at the time of sale, nor any Person, including a placement agent, who will receive a commission or fees for soliciting purchasers (each, an “Issuer Covered Person” and, together, “Issuer Covered Persons”) is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event. The Company has complied, to the extent applicable, with its disclosure obligations under Rule 506(e), and has furnished the Purchaser a copy of any disclosures provided thereunder. The Company will notify the Purchaser in writing, prior to the Closing Date of (i) any Disqualification Event relating to any Issuer Covered Person and (ii) any event that would, with the passage of time, reasonably be expected to become a Disqualification Event relating to any Issuer Covered Person, in each case of which it is aware.

3.28 Office of Foreign Assets Control. Neither the Company nor any Subsidiary nor, to the Company’s knowledge, any director, officer, agent, employee or affiliate of the Company or any Subsidiary is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”).

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF PURCHASERS

4.1 Representations and Warranties of the Purchaser. Each Purchaser, for itself and for no other Purchaser, hereby represents and warrants as of the date hereof and as of the Closing Date to the Company as follows (unless as of a specific date therein):

4.2 Organization; Authority. The Purchaser is either an individual or an entity duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation with full right, corporate, partnership, limited liability company or similar power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and performance by the Purchaser of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate, partnership, limited liability company or similar action, as applicable, on the part of the Purchaser. Each Transaction Document to which it is a party has been duly executed by the Purchaser, and when delivered by the Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of the Purchaser, enforceable against it in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

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4.3 Understandings or Arrangements. The Purchaser is acquiring the Securities as principal for its own account and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such Securities (this representation and warranty not limiting the Purchaser’s right to sell the Securities in compliance with applicable federal and state securities laws). The Purchaser is acquiring the Securities hereunder in the ordinary course of its business. The Purchaser understands that the Securities are “restricted securities” and have not been registered under the Securities Act or any applicable state securities law and is acquiring such Securities as principal for its own account and not with a view to or for distributing or reselling such Securities or any part thereof in violation of the Securities Act or any applicable state securities law, has no present intention of distributing any of such Securities in violation of the Securities Act or any applicable state securities law and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such Securities in violation of the Securities Act or any applicable state securities law (this representation and warranty not limiting the Purchaser’s right to sell such Securities in compliance with applicable federal and state securities laws).

4.4 Purchaser Status. At the time the Purchaser was offered the Securities, it was, and as of the date hereof it is, an accredited investor within the meaning of Rule 501 under the Securities Act. The Purchaser is not subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3).

4.5 Experience of the Purchaser. The Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment. The Purchaser is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment.

4.6 Access to Information. The Purchaser acknowledges that it has had the opportunity to review the Transaction Documents (including all exhibits and schedules thereto) and has been afforded, subject to Regulation FD, (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Securities and the merits and risks of investing in the Securities; (ii) access to information about the Company and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment; provided, however, that the Purchaser has not requested nor been provided by the Company with any non-public information regarding the Company, its financial condition, results of operations, business, properties, management and prospects. The Purchaser acknowledges and agrees that neither the Company nor anyone else has provided the Purchaser with any information or advice with respect to the Securities nor is such information or advice necessary or desired.

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4.7 Certain Transactions and Confidentiality. Other than consummating the transactions contemplated hereunder, the Purchaser has not, nor has any Person acting on behalf of or pursuant to any understanding with the Purchaser, directly or indirectly executed any purchases or sales, including Short Sales, of the securities of the Company during the period commencing as of the time that the Purchaser first received a term sheet (written or oral) from the Company or any other Person representing the Company setting forth the material terms of the transactions contemplated hereunder and ending immediately prior to the execution hereof. Notwithstanding the foregoing, in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of the Purchaser’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of the Purchaser’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement. Other than to other Persons party to this Agreement or to the Purchaser’s representatives, including, without limitation, its officers, directors, partners, legal and other advisors, employees, agents and Affiliates, the Purchaser has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction). Notwithstanding the foregoing, for avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to the identification of the availability of, or securing of, available shares to borrow in order to effect Short Sales or similar transactions in the future.

The Company acknowledges and agrees that the representations contained in this Article 4 shall not modify, amend or affect the Purchaser’s right to rely on the Company’s representations and warranties contained in this Agreement or any representations and warranties contained in any other Transaction Document or any other document or instrument executed and/or delivered in connection with this Agreement or the consummation of the transaction contemplated hereby.

ARTICLE V.
OTHER AGREEMENTS OF THE PARTIES

5.1 Removal of Legends.

The Shares may only be disposed of in compliance with state and federal securities laws. In connection with any transfer of the Shares other than pursuant to an effective registration statement or Rule 144, to the Company or to an Affiliate of a Purchaser or in connection with a pledge as contemplated in Section 5.1(b), the Company may require the transferor to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company at the cost of the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Shares under the Securities Act.

(a) Each Purchaser agrees to the imprinting, so long as is required by this Section 5.1, of a legend on any of the Shares in the following form:

NEITHER THIS SECURITY NOR THE SECURITIES INTO WHICH THIS SECURITY IS EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT WITH A REGISTERED BROKER-DEALER OR OTHER LOAN WITH A FINANCIAL INSTITUTION THAT IS AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT OR OTHER LOAN SECURED BY SUCH SECURITIES.

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(b) The Company acknowledges and agrees that a Purchaser may from time to time pledge pursuant to a bona fide margin agreement with a registered broker-dealer or grant a security interest in some or all of the Shares to a financial institution that is an “accredited investor” as defined in Rule 501(a) under the Securities Act and who agrees to be bound by the provisions of this Agreement and, if required under the terms of such arrangement, such Purchaser may transfer pledged or secured Shares to the pledgees or secured parties. Such a pledge or transfer would not be subject to approval of the Company and no legal opinion of legal counsel of the pledgee, secured party or pledgor shall be required in connection therewith. Further, no notice shall be required of such pledge. At the appropriate Purchaser’s expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party of Shares may reasonably request in connection with a pledge or transfer of the Shares.

(c) Certificates evidencing the Shares (or the Transfer Agent’s records if held in book entry form) shall not contain any legend (including the legend set forth in Section 5.1(a) hereof): (i) while a registration statement covering the resale of such securities is effective under the Securities Act and such Shares are sold pursuant to the registration statement (the “Effective Date”), (ii) following any sale of such Shares pursuant to Rule 144, (iii) if such Shares are eligible for sale under Rule 144, without the requirement for the Company to be in compliance with the current public information required under Rule 144 as to such Shares and without volume or manner-of-sale restrictions or (iv) if such legend is not required under applicable requirements of the Securities Act (including Sections 4(a)(1) and 4(a)(7) judicial interpretations and pronouncements issued by the staff of the SEC). The Company shall, if any of the provisions in clause (i) –(iv) above are applicable, at its expense, cause its counsel to issue a legal opinion to the Transfer Agent promptly after the Effective Date if required by the Transfer Agent to effect the removal of the legend hereunder. If all or any portion of a Note is converted at a time when there is an effective registration statement to cover the resale of the Shares, or if such Shares may be sold under Rule 144 and the Company is then in compliance with the current public information required under Rule 144, or if the Shares may be sold under Rule 144 without the requirement for the Company to be in compliance with the current public information required under Rule 144 as to such Shares and without volume or manner-of-sale restrictions or if such legend is not otherwise required under applicable requirements of the Securities Act (including Sections 4(a)(1) and 4(a)(7), judicial interpretations and pronouncements issued by the staff of the SEC) then such Shares shall be issued or reissued free of all legends. The Company agrees that following the effective date of any registration statement or at such time as such legend is no longer required under this Section 5.1(c), it will, no later than two Trading Days following the delivery by a Purchaser to the Company or the Transfer Agent of a certificate representing restricted Shares issued with a restrictive legend (such second Trading Day, the “Legend Removal Date”), deliver or cause to be delivered to such Purchaser a certificate representing such Shares that is free from all restrictive and other legends. The Company may not make any notation on its records or give instructions to the Transfer Agent that enlarge the restrictions on transfer set forth in this Section 5.1. Certificates for Shares subject to legend removal hereunder shall be transmitted by the Transfer Agent to the Purchaser by crediting the account of the Purchaser’s prime broker with the Depository Trust Company system as directed by such Purchaser. The Company shall be responsible for any delays caused by its Transfer Agent.

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(d) In the event a Purchaser shall request delivery of unlegended shares as described in this Section 5.1 and the Company is required to deliver such unlegended shares, (i) it shall pay all fees and expenses associated with or required by the legend removal and/or transfer including but not limited to legal fees, Transfer Agent fees and overnight delivery charges and taxes, if any, imposed by any applicable government upon the issuance of Common Stock; and (ii) the Company may not refuse to deliver unlegended shares based on any claim that such Purchaser or anyone associated or affiliated with such Purchaser has not complied with Purchaser’s obligations under the Transaction Documents, or for any other reason, unless, an injunction or temporary restraining order from a court, on notice, restraining and or enjoining delivery of such unlegended shares shall have been sought and obtained by the Company and the Company has posted a surety bond for the benefit of such Purchaser in the amount of the greater of (i) 150% of the amount of the aggregate purchase price of the Shares (based on amount of principal and/or interest of the Note which was converted) which is subject to the injunction or temporary restraining order, or (ii) the VWAP of the Common Stock on the Trading Day before the issue date of the injunction multiplied by the number of unlegended shares to be subject to the injunction, which bond shall remain in effect until the completion of the litigation of the dispute and the proceeds of which shall be payable to such Purchaser to the extent Purchaser obtains judgment in Purchaser’s favor.

5.2 Furnishing of Information.

(a) Until the Purchaser owns no Shares, the Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act even if the Company is not then subject to the reporting requirements of the Exchange Act.

(b) At any time during the period commencing from the six month anniversary of the date hereof, if the Company (i) shall fail for any reason to satisfy the current public information requirement under Rule 144(c) for a period of more than 30 consecutive days or (ii) has ever been an issuer described in Rule 144(i)(1)(i) or becomes an issuer in the future, and the Company shall fail to satisfy any condition set forth in Rule 144(i)(2) for a period of more than 30 consecutive days (a “Public Information Failure”) then, in addition to such Purchaser’s other available remedies, the Company shall pay to a Purchaser, in cash, as partial liquidated damages and not as a penalty, by reason of any such delay in or reduction of its ability to sell the Shares, an amount in cash equal to two percent of the aggregate Note Conversion Price of such Purchaser’s Note(s) on the day of a Public Information Failure and on every 30th day (pro-rated for periods totaling less than thirty days) thereafter until the earlier of (a) the date such Public Information Failure is cured and (b) such time that such public information is no longer required for the Purchasers to transfer the Shares pursuant to Rule 144. Public Information Failure Payments shall be paid on the earlier of (i) the last day of the calendar month during which such Public Information Failure Payments are incurred and (ii) the second Trading Day after the event or failure giving rise to the Public Information Failure payments is cured. In the event the Company fails to make Public Information Failure payments in a timely manner, such Public Information Failure payments shall bear interest at the rate of one and one-half percent per month (prorated for partial months) until paid in full. Nothing herein shall limit such Purchaser’s right to pursue actual damages for the Public Information Failure, and such Purchaser shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief.

5.3 Integration. The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2(a)(1) of the Securities Act) that would be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any Trading Market such that it would require stockholder approval prior to the closing of such other transaction unless stockholder approval is obtained before the closing of such subsequent transaction.

5.4 Stockholder Rights Plan. No claim will be made or enforced by the Company or, with the consent of the Company, any other Person, that any Purchaser is an “Acquiring Person” under any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or similar anti-takeover plan or arrangement in effect or hereafter adopted by the Company, or that any Purchaser could be deemed to trigger the provisions of any such plan or arrangement, by virtue of receiving Securities under the Transaction Documents or under any other agreement between the Company and the Purchaser.

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5.5 Non-Public Information. When the Company’s Common Stock is quoted or listed on a Trading Market, to the extent that any notice provided pursuant to any Transaction Document or any other communications made by the Company, or information provided, to the Purchaser constitutes, or contains, material, non-public information regarding the Company or any Subsidiaries, the Company shall simultaneously file such notice or other material information with the SEC pursuant to a Current Report on Form 8-K. The Company understands and confirms that each Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company.

5.6 Use of Proceeds. The Company shall use the net proceeds from the sale of the Securities hereunder for working capital purposes, and shall not use such proceeds: (a) for the redemption of any Common Stock or Common Stock Equivalents, (b) in violation of FCPA or OFAC regulations, or (c) to lend money, give credit, or make advances to any officers, directors, employees or affiliates of the Company.

5.8 Listing of Common Stock. The Company agrees, if the Company applies to have the Common Stock traded on any Trading Market, it will then include in such application all of the Shares, and will take such other action as is necessary to cause all of the Shares to be listed or quoted on such other Trading Market as promptly as possible. The Company will then take all action necessary to continue the listing and trading of its Common Stock on a Trading Market and will comply in all respects with the Company’s reporting, filing and other obligations under the bylaws or rules of the Trading Market. The Company agrees to maintain the eligibility of the Common Stock for electronic transfer through the Depository Trust Company or another established clearing corporation, including, without limitation, by timely payment of fees to the Depository Trust Company or such other established clearing corporation in connection with such electronic transfer.

5.9 Certain Transactions and Confidentiality. The Purchaser covenants that neither it nor any Affiliate acting on its behalf or pursuant to any understanding with it will execute any purchases or sales, including Short Sales of any of the Company’s securities during the period commencing with the execution of this Agreement and ending at such time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release. Each Purchaser covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company pursuant to the initial press release, the Purchaser will maintain the confidentiality of the existence and terms of this transaction and the information included in the Disclosure Schedules. Notwithstanding the foregoing and notwithstanding anything contained in this Agreement to the contrary, the Company expressly acknowledges and agrees that (i) no Purchaser makes any representation, warranty or covenant hereby that it will not engage in effecting transactions in any securities of the Company after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release, (ii) no Purchaser shall be restricted or prohibited from effecting any transactions in any securities of the Company in accordance with applicable securities laws from and after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release and (iii) no Purchaser shall have any duty of confidentiality or duty not to trade in the securities of the Company to the Company or its Subsidiaries after the issuance of the initial press release. Notwithstanding the foregoing, in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of the Purchaser’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of the Purchaser’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement.

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5.10 Conversion Procedures. The forms of Conversion Notice included in the Notes set forth the totality of the procedures required of the Purchaser to exercise the Notes. No additional legal opinion, other information or instructions shall be required of the Purchaser to convert their Note. Without limiting the preceding sentences, no ink-original Conversion Notice shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Conversion Notice form be required to convert the Notes. The Company shall honor conversions of the Notes and shall deliver Shares in accordance with the terms, conditions and time periods set forth in the Transaction Documents.

5.11 DTC Program. For so long as any of the Notes are outstanding, the Company will employ as the Transfer Agent for the Common Stock and Shares a participant in the Depository Trust Company Automated Securities Transfer Program and cause the Common Stock to be transferable pursuant to such program.

5.12 Preservation of Corporate Existence. The Company shall preserve and maintain its corporate existence, rights, privileges and franchises in the jurisdiction of its incorporation, and qualify and remain qualified, as a foreign corporation in each jurisdiction in which such qualification is necessary in view of its business or operations and where the failure to qualify or remain qualified might reasonably have a Material Adverse Effect upon the financial condition, business or operations of the Company taken as a whole.

5.13 Registration Rights Agreement.

(a) With respect to the Shares, the Company shall:

(1) With the next Registration Statement on Form S-1 filed by the Company, include the Shares in such Registration Statement and use its best efforts to cause the Registration Statement to become effective and remain effective as provided herein.

(2) Prepare and file with the SEC such amendments, including post-effective amendments, to the Registration Statement as may be necessary to keep the Registration Statement continuously effective as to the applicable Shares until such time as all of the Registerable Securities have been sold by the Holder or he is eligible to otherwise remove the restrictive legend and effect a sale other than through the Registration Statement.

(3) Use its best efforts to avoid the issuance of, or, if issued, obtain the withdrawal of, (i) any order suspending the effectiveness of the Registration Statement, or (ii) any suspension of the qualification (or exemption from qualification) of any of the Shares for sale in any U.S. jurisdiction, at the earliest practicable moment.

(4) Furnish to the Holder, without charge, at least one conformed copy of each Registration Statement and each amendment thereto, including financial statements and schedules, all documents incorporated or deemed to be incorporated therein by reference, and all exhibits to the extent requested by the Holder (including those previously furnished or incorporated by reference) promptly after the filing of such documents with the SEC.

ARTICLE IV.

MISCELLANEOUS

6.1 Termination. This Agreement may be terminated by the Purchaser by written notice to the other parties, if the Closing has not been consummated on or before November 15, 2024; provided, however, that no such termination will affect the right of any party to sue for any breach by any other party (or parties).

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6.2 Fees and Expenses. Except as expressly set forth below and in the Transaction Documents to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. The Company shall pay all Transfer Agent fees (including, without limitation, any fees required for same-day processing of any instruction letter delivered by the Company and any exercise notice delivered by a Purchaser), stamp taxes and other taxes and duties levied in connection with the delivery of any Securities to the Purchaser.

6.3 Entire Agreement. The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

6.4 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the date of transmission, if such notice or communication is delivered by email attachment at the email address as set forth on the signature pages attached hereto at or prior to 5:30 p.m. ( Eastern Standard or Daylight Savings Time, as applicable) on a Trading Day, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via email attachment at the email address as set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (c) the second Trading Day following the date of transmission, if sent by U.S. nationally recognized overnight delivery service or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages attached hereto. To the extent that any notice provided pursuant to any Transaction Document constitutes, or contains, material, non-public information regarding the Company or any Subsidiaries, the Company shall, if the Company’s Common Stock is quoted or listed on a Trading Market, simultaneously file such notice with the SEC pursuant to a Current Report on Form 8-K, or which failure to do so will subject the Company to the liquidated damages provided for in Article 5.

6.5 Amendments; Waivers. Except as provided in the last sentence of this Section 6.5, no provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Company and a majority in interest of the outstanding balance of the Note or, in the case of a waiver, by the party against whom enforcement of any such waived provision is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right. Any amendment effected in accordance with accordance with this Section 6.5 shall be binding upon the Purchaser and holder of Securities and the Company.

6.6 Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

6.7 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of each Purchaser. Each Purchaser may assign any or all of its rights under this Agreement to any Person to whom such Purchaser assigns or transfers any Securities, provided that such transferee agrees in writing to be bound, with respect to the transferred Securities, by the provisions of the Transaction Documents that apply to the Purchaser.

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6.8 No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as otherwise set forth in Section 6.7 and this Section 6.8.

6.9 Governing Law; Exclusive Jurisdiction; Attorneys’ Fees. All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal Proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, stockholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the New York County, New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the New York County, New York for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any Action or Proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such Action or Proceeding is improper or is an inconvenient venue for such Proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such Action or Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If any party shall commence an Action or Proceeding to enforce any provisions of the Transaction Documents, then, in addition to the obligations of the Company elsewhere in this Agreement, the prevailing party in such Action or Proceeding shall be reimbursed by the non-prevailing party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Action or Proceeding.

6.10 Survival. The representations and warranties contained herein shall survive the Closing and the delivery of the Securities.

6.11 Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf’ format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf’ signature page were an original thereof.

6.12 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

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6.13 Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) any of the other Transaction Documents, whenever any Purchaser exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then that Purchaser may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights; provided, however, that in the case of a rescission of an conversion of a Note, the Purchaser shall be required to return any Shares subject to any such rescinded Conversion Notice concurrently with the restoration of such Purchaser’s right to acquire such shares pursuant to the Purchaser’s Note.

6.14 Replacement of Securities. If any certificate or instrument evidencing any Securities is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof (in the case of mutilation), or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction without requiring the posting of any bond.

6.15 Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each Purchaser and the Company will be entitled to specific performance under the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in the Transaction Documents and hereby agree to waive and not to assert in any Action for specific performance of any such obligation the defense that a remedy at law would be adequate.

6.16 Payment Set Aside. To the extent that the Company makes a payment or payments to any Purchaser pursuant to any Transaction Document or a Purchaser enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

6.17 Independent Nature of Purchasers’ Obligations and Rights. The obligations of each Purchaser under any Transaction Document are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance or non-performance of the obligations of any other Purchaser under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Purchaser pursuant hereto or thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Purchaser shall be entitled to independently protect and enforce its rights including, without limitation, the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any Proceeding for such purpose. Each Purchaser has been represented by its own separate legal counsel in its review and negotiation of the Transaction Documents. The Company has elected to provide all Purchasers with the same terms and Transaction Documents for the convenience of the Company and not because it was required or requested to do so by any of the Purchasers. It is expressly understood and agreed that each provision contained in this Agreement and in each other Transaction Document is between the Company and a Purchaser, solely, and not between the Company and the Purchasers collectively and not between and among the Purchasers.

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6.18 Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Trading Day, then such action may be taken or such right may be exercised on the next succeeding Trading Day.

6.19 Construction. The parties agree that each of them and/or their respective counsel have reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments thereto. In addition, each and every reference to share prices and shares of Common Stock in any Transaction Document shall be subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock that occur after the date of this Agreement.

6.20 Waiver of jury trial. In any action, suit, or proceeding in any jurisdiction brought by any party against any other party, the parties each knowingly and intentionally, to the greatest extent permitted by applicable law, hereby absolutely, unconditionally, irrevocably and expressly waive forever trial by jury.

6.21 Non-Circumvention. The Company hereby covenants and agrees that the Company will not, by amendment of its Articles of Incorporation, including any Certificates of Designation, or Bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Agreement, and will at all times in good faith carry out all of the provision of this Agreement and take all action as may be required to protect the rights of all holders of the Securities. Without limiting the generality of the foregoing or any other provision of this Agreement or the other Transaction Documents, the Company (a) shall not increase the par value of any Shares issuable upon conversion of the Notes above the Note Conversion Price then in effect and (b) shall take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Shares upon the conversion of the Notes. Notwithstanding anything herein to the contrary, if after 180 days from the original issuance date, the Purchasers are not permitted to convert the Note, in full, for any reason, subject to the Purchaser’s compliance with Rule 144 the Company shall use its best efforts to promptly remedy such failure, including, without limitation, obtaining such consent or approvals as necessary to permit such conversion or exercise.

(Signature Pages Follow)

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IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

NUSATRIP INCORPORATED		Address for Notice:

28F AIA Central, Jl. Jend. Sudirman No.Kav. 48A,
By:	/s/ Tjin Patrick Soetanto	RT.5/RW.4, Karet, Semanggi, Kota Jakarta Selatan,
Name:	Tjin Patrick Soetanto	Daerah Khusus Ibukota,
Title:	Chief Executive Officer	Jakarta 12930, Indonesia

G BRIDGE GLOBAL INVESTMENT LIMITED		Address for Notice:
OMC Chambers, Wickhmas Cay 1,
By:	/s/ Zhou, Yuzhang	Road Town, Tortola,
Name:	Zhou YuZhang	British Virgin Island.
Title:	Director

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

SIGNATURE PAGE FOR PURCHASER FOLLOWS]

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PURCHASER SIGNATURE PAGE TO

SECURITIES PURCHASE AGREEMENT

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser: G Bridge Global Investment Limited

Signature of Authorized Signatory of Purchaser:	/s/ Zhou, Yuzhang

Name of Authorized Signatory: Zhou, Yuzhang

Title of Authorized Signatory: Director

Email Address of Authorized Signatory: [  ]

Facsimile Number of Authorized Signatory: N.A

Address for Notice to Purchaser: OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

Address for Delivery of Securities to Purchaser (if not same as address for notice):

Subscription Amount: US$533,334

EIN Number: N.A

Purchaser Signature Page

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Exhibit 10.7

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is dated as of October 18, 2024, by and between NusaTrip Incorporated, a Nevada corporation (the “Company”), and each lender party that executes the signature page hereto as a purchaser (each, a “Purchaser” and collectively, the “Purchasers”).

WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to an exemption from the registration requirements of Section 5 of the Securities Act, as defined, contained in Section 4(a)(2) thereof and/or Rule 506(b) thereunder, the Company desires to issue and sell to the Purchaser, and the Purchaser desires to purchase from the Company, securities of the Company as more fully described in this Agreement.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and the Purchaser agree as follows:

ARTICLE I.
DEFINITIONS

1.1 Definitions. In addition to the words and terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms have the meanings set forth in this Section 1.1:

“Acquiring Person” shall have the meaning ascribed to such term in Section 5.5.

“Action” shall have the meaning ascribed to such term in Section 3.10.

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person as such terms are used in and construed under Rule 405 under the Securities Act.

“Board” means the board of directors of the Company.

“Closing” means the closing of the purchase and sale of the Notes pursuant to Section 2.1.

“Closing Date” means the Trading Day on which all of the Transaction Documents have been executed and delivered by the applicable parties thereto, and all conditions precedent to (i) the Purchaser’s obligations to pay the Subscription Amount and (ii) the Company’s obligations to deliver the Securities to be issued and sold, in each case, have been satisfied or waived, but in no event later than (i) the second Trading Day following the date hereof, or (ii) the date when the Company’s registration statement on Form S-1 in connection with its IPO becomes effective.

“Common Stock” means the common stock of the Company, par value $0.0001 per share, and any other class of securities into which such securities may hereafter be reclassified or changed.

“Common Stock Equivalents” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

“Evaluation Date” shall have the meaning ascribed to such term in Section 3.19.

“Exchange Act” means the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder.

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended.

“GAAP” shall have the meaning ascribed to such term in Section 3.8.

“Intellectual Property” means all of the following in any jurisdiction throughout the world: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all U.S. and foreign patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, brand names, certification marks, trade dress, logos, trade names, domain names, assumed names and corporate names, together with all colorable imitations thereof, and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all trade secrets under applicable state laws and the common law and know-how (including formulas, techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (e) all computer software (including source code, object code, diagrams, data and related documentation), and (f) all copies and tangible embodiments of the foregoing (in whatever form or medium).

“IPO” shall mean an initial public offering by the Company that results in a listing of the Company’s Common Stock on a national securities exchange.

“Liens” means a lien, charge, pledge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.

“Material Adverse Effect” shall have the meaning assigned to such term in Section 3.1.

“Notes” means the Convertible Promissory Notes issued to the Purchaser, in the form of Exhibit A attached hereto.

“Note Conversion Price” means the Note Conversion Price provided in the Note.

“Original Issue Date” means the date of the first issuance of the Notes, regardless of any transfers of any Note and regardless of the number of instruments which may be issued to evidence such Notes.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an informal investigation or partial proceeding, such as a deposition), whether commenced or threatened.

“Purchaser Party” shall have the meaning ascribed to such term in Section 5.8.

“Regulation FD” means Regulation FD promulgated by the SEC pursuant to the Exchange Act, as such Regulation may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same purpose and effect as such Regulation

“Required Approvals” shall have the meaning ascribed to such term in Section 3.4.

“Rule 144” means Rule 144 promulgated by the SEC pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same purpose and effect as such Rule.

“SEC” means the United States Securities and Exchange Commission.

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“Securities” means the Notes and the Shares.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shares” means the Common Stock issuable upon conversion of the Notes.

“Short Sales” means all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act (but shall not be deemed to include the location and/or reservation of borrowable shares of Common Stock).

“Subscription Amount” means, as to the Purchaser, the aggregate amount to be paid for the Note purchased hereunder as specified below the Purchaser’s name on the signature page of this Agreement and next to the heading “Subscription Amount,” in United States dollars and in immediately available funds.

“Subsidiary” means with respect to any entity at any date, any direct or indirect corporation, limited or general partnership, limited liability company, trust, estate, association, joint venture or other business entity of which (A) more than 50% of (i) the outstanding capital stock having (in the absence of contingencies) ordinary voting power to elect a majority of the Board or other managing body of such entity, (ii) in the case of a partnership or limited liability company, the interest in the capital or profits of such partnership or limited liability company or (iii) in the case of a trust, estate, association, joint venture or other entity, the beneficial interest in such trust, estate, association or other entity business is, at the time of determination, owned or controlled directly or indirectly through one or more intermediaries, by such entity, or (B) is under the actual control of the Company.

“Trading Day” means a day on which the principal Trading Market is open for trading.

“Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, the OTCQB, the OTCQX, or the OTC Pink Marketplace (or any successors to any of the foregoing).

“Transaction Documents” means this Agreement, the Notes and any other documents or agreements executed in connection with the transactions contemplated hereunder, including, but not limited to, the documents referenced in Section 2.2(a).

“Transfer Agent” means Transhare corporation, and any successor transfer agent of the Company.

ARTICLE II.
PURCHASE AND SALE

2.1 Closing. On the Closing Date, upon the terms and subject to the conditions set forth herein, substantially concurrent with the execution and delivery of this Agreement by the parties hereto, the Company agrees to sell, and each Purchaser, severally and not jointly, agrees to purchase an aggregate of Notes with a Subscription Amount listed on the Purchaser’s signature page. On the Closing Date, the Purchaser shall deliver to the Company a signed copy of the Transaction Documents and, via wire transfer, immediately available funds equal to the Purchaser’s Subscription Amount. After receipt of the Subscription Amount, the Company shall deliver to the Purchaser countersigned copies of the Transaction Documents. Upon satisfaction of the closing conditions set forth in Section 2.3, the Closing shall occur at the Company’s offices or such other location as the parties shall mutually agree.

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2.2 Deliveries.

(a) On or prior to the Closing Date, the Company shall deliver or cause to be delivered to the Purchaser the following:

(i) this Agreement duly executed by the Company; and

(ii) a Note in the principal amount as specified on the signature page of each Subscriber, convertible at the Note Conversion Price, registered in the name of the Purchaser; and

(b) On or prior to the Closing Date each Purchaser shall deliver or cause to be delivered to the Company the following:

(i) this Agreement duly executed by the Purchaser; and

(ii) the Purchaser’s Subscription Amount by wire transfer to the Company.

2.3 Closing Conditions.

(a) The obligations of the Company hereunder in connection with the Closing are subject to the following conditions being met:

(i) the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) on the Closing Date of the representations and warranties of the Purchaser contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(ii) all obligations, covenants and agreements of the Purchaser required to be performed at or prior to the Closing Date shall have been performed; and

(iii) the delivery by the Purchaser of the items set forth in Section 2.2(b) of this Agreement.

(b) The respective obligations of the Purchaser hereunder in connection with the Closing are subject to the following conditions being met:

(i) accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) when made and on the Closing Date of the representations and warranties of the Company contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(ii) all obligations, covenants and agreements of the Company required to be performed at or prior to the Closing Date shall have been performed;

(iii) the delivery by the Company of the items set forth in Section 2.2(a) of this Agreement; and

(iv) there shall have been no Material Adverse Effect with respect to the Company since the date hereof.

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ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF COMPANY

The Company hereby makes the following representations and warranties to each Purchaser as of the date hereof:

3.1 Organization and Qualification. The Company and each of the Subsidiaries is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. Neither the Company nor any Subsidiary is in violation nor default of any of the provisions of its respective certificate or Articles of Incorporation, bylaws or other organizational or charter documents. Each of the Company and the Subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in: (i) a material adverse effect on the legality, validity or enforceability of any Transaction Document, (ii) a material adverse effect on the results of operations, assets, business, prospects or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole, or (iii) a material adverse effect on the Company’s ability to perform in any material respect on a timely basis its obligations under any Transaction Document (any of (i), (ii) or (iii), a “Material Adverse Effect”) and no Proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

3.2 Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and each of the other Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and each of the other Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, the Board or the Company’s stockholders in connection herewith or therewith other than in connection with the Required Approvals. Subject to obtaining the Required Approvals, this Agreement and each other Transaction Document to which it is a party has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

3.3 No Conflicts. The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party, the issuance and sale of the Securities and the consummation by it of the transactions contemplated hereby and thereby do not and will not (i) subject to the Required Approvals, conflict with or violate any provision of the Company’s or any Subsidiary’s Certificate or Articles of Incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) subject to the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not have or reasonably be expected to result in a Material Adverse Effect.

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3.4 Filings, Consents and Approvals. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than: (i) blue sky filings or a Form D filing and (ii) such filings as are required to be made under applicable state securities laws (the “Required Approvals”).

3.5 Issuance of the Securities. The Securities are duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company. The Shares, when issued upon conversion of the Notes will be validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company. The Company shall reserve from its duly authorized capital stock a number of shares of Common Stock issuable pursuant to the Notes.

3.6 Capitalization. The capitalization of the Company is as set forth on Schedule 3.6. No Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents. Except as set forth on Schedule 3.6, as a result of the purchase and sale of the Securities, there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any shares of Common Stock or the capital stock of any Subsidiary, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional shares of Common Stock or Common Stock Equivalents or capital stock of any Subsidiary. The issuance and sale of the Securities will not obligate the Company or any Subsidiary to issue shares of Common Stock or other securities to any Person (other than the Purchaser) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under any of such securities. There are no outstanding securities or instruments of the Company or any Subsidiary that contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to redeem a security of the Company or such Subsidiary. The Company does not have any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement. All of the outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid and nonassessable, have been issued in compliance with all federal and state securities laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities. No further approval or authorization of any stockholder, the Board or others is required for the issuance and sale of the Securities. There are no stockholders’ agreements, voting agreements or other similar agreements with respect to the Company’s capital stock to which the Company is a party or, to the knowledge of the Company, between or among any of the Company’s stockholders.

3.7 Subsidiaries. All of the direct and indirect Subsidiaries of the Company are set forth in Schedule 3.7. The Company owns, directly or indirectly, all of the capital stock or other equity interests of each Subsidiary free and clear of any Liens, and all of the issued and outstanding shares of capital stock of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities.

3.8 Financial Statements. The consolidated financial statements of the Company, together with the related notes and schedules, present fairly, in all material respects, the consolidated financial position of the Company and any of its Subsidiaries as of the dates indicated and the consolidated results of operations, cash flows and changes in stockholders’ equity of the Company for the periods specified and have been prepared in compliance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved.

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3.9 Material Changes; Undisclosed Events, Liabilities or Developments. Since the date of the latest financial statements: (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to GAAP, (iii) the Company has not altered its method of accounting, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock and (v) the Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to existing Company equity incentive plans.

3.10 Litigation. There is no action, suit, inquiry, notice of violation, proceeding or investigation, inquiry or other similar proceeding of any federal or state government unit pending or, to the knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) (collectively, an “Action”) which (i) adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or the issuance of the Securities or (ii) could, if there were an unfavorable decision, have or reasonably be expected to result in a Material Adverse Effect. The Company has no reason to believe that an Action will be filed against it in the future. Neither the Company nor any Subsidiary, nor any director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim for fraud or breach of fiduciary duty. There has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation or inquiry by the SEC involving the Company or any current or former director or officer of the Company. The SEC has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the Securities Act, and the Company has no reason to believe it will do so in the future.

3.11 Compliance. Neither the Company nor any Subsidiary: (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any judgment, decree or order of any court, arbitrator or other governmental authority or (iii) is or has been in violation of any statute, rule, ordinance or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except in each case as could not have or reasonably be expected to result in a Material Adverse Effect.

3.12 Regulatory Permits. The Company and each of its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such certificates, authorizations or permits would not have, individually or in the aggregate, a Material Adverse Effect, and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit. There is no agreement, commitment, judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries is a party which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or any of its Subsidiaries, any acquisition of property by the Company or any of its Subsidiaries or the conduct of business by the Company or any of its Subsidiaries as currently conducted other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a Material Adverse Effect on the Company or any of its Subsidiaries.

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3.13 Title to Assets. Subject to the Liens of the outstanding secured senior debt, the Company and the Subsidiaries have good and marketable title in fee simple to all personal property owned by them that is material to the business of the Company and the Subsidiaries. The Company owns no real property. Any real property and facilities held under lease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases with which the Company and the Subsidiaries are in compliance.

3.14 Intellectual Property.

(i) Subject to the Liens of the outstanding secured senior debt, to the Company’s knowledge, the Company owns or possesses or has the right to use pursuant to a valid and enforceable written license, sublicense, agreement, or permission all Intellectual Property necessary for the operation of the business of the Company as presently conducted.

(ii) To the Company’s knowledge, the Intellectual Property does not interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties, and the Company has no knowledge that facts exist which indicate a likelihood of the foregoing. The Company has not received any charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or conflict (including any claim that the Company must license or refrain from using any Intellectual Property rights of any third party). To the knowledge of the Company, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with, any Intellectual Property rights of the Company.

(iii) The Company has complied with and is presently in compliance with all foreign, federal, state, local, governmental (including, but not limited to, the Federal Trade Commission and State Attorneys General), administrative, or regulatory laws, regulations, guidelines, and rules applicable to any personal identifiable information.

(iv) Each Person who participated in the creation, conception, invention or development of the Intellectual Property currently used in the business of the Company (each, a “Developer”) which is not licensed from third parties has executed one or more agreements containing industry standard confidentiality, work for hire and assignment provisions, whereby the Developer has assigned to the Company all copyrights, patent rights, Intellectual Property rights and other rights in the Intellectual Property, including all rights in the Intellectual Property that existed prior to the assignment of rights by such Person to the Company.

(v) Each Developer has signed a perpetual non-disclosure agreement with the Company.

3.15 Insurance. The Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which the Company and the Subsidiaries are engaged. Neither the Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.

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3.16 Transactions With Affiliates and Employees. Except as disclosed in Schedule 3.16, none of the officers or directors of the Company or any Subsidiary and, to the knowledge of the Company, none of the employees of the Company or any Subsidiary is presently a party to any transaction with the Company or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, providing for the borrowing of money from or lending of money to or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee, stockholder, member or partner, in each case in excess of $120,000 other than for (i) payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company and (iii) other employee benefits, including stock award agreements under any equity incentive plan of the Company.

3.17 Certain Fees. Except as set forth on Schedule 3.17, no brokerage or finder’s fees or commissions are or will be payable by the Company or any Subsidiary to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by the Transaction Documents. The Purchaser shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section that may be due by the Company in connection with the transactions contemplated by the Transaction Documents.

3.18 Listing and Maintenance Requirements; Shell Company. The Company’s Common Stock is not quoted or listed on any Trading Market. The Company is not and has never been a shell company as such term is defined in Rule 12(b)(2) under the Securities Exchange Act of 1934, as amended and the rules and regulations of the Securities and Exchange Commission thereunder.

3.19 Disclosure. Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, the Company confirms that neither it nor any other Person acting on its behalf has provided the Purchaser or its agent or counsel with any information that it believes constitutes or might constitute material, non-public information which is not otherwise disclosed on Schedule 3.19. The Company understands and confirms that the Purchaser will rely on the foregoing representation in effecting transactions in securities of the Company. All of the disclosure furnished by or on behalf of the Company to the Purchaser regarding the Company and its Subsidiaries, their respective businesses and the transactions contemplated hereby, including the Disclosure Schedules to this Agreement, is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made not misleading. The press releases disseminated by the Company during the 12 months preceding the date of this Agreement do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made and when made, not misleading. The Company acknowledges and agrees that no Purchaser makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Article IV hereof.

3.20 No Integrated Offering. Assuming the accuracy of the Purchaser’s representations and warranties set forth in Article IV, neither the Company, nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Securities to be integrated with prior offerings by the Company for purposes of any applicable stockholder approval provisions of any Trading Market on which any of the securities of the Company are listed or designated.

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3.21 Tax Status. The Company and each of its Subsidiaries have filed all federal, state, local and foreign tax returns which have been required to be filed and paid all taxes shown thereon through the date hereof, to the extent that such taxes have become due and are not being contested in good faith, except where the failure to so file or pay would not have a Material Adverse Effect. Except as otherwise disclosed in Schedule 3.21, no tax deficiency has been determined adversely to the Company or any of its Subsidiaries which has had, or would have, individually or in the aggregate, a Material Adverse Effect. The Company has no knowledge of any federal, state or other governmental tax deficiency, penalty or assessment which has been or might be asserted or threatened against it which would have a Material Adverse Effect

3.22 Foreign Corrupt Practices. Neither the Company nor any Subsidiary, nor to the knowledge of the Company or any Subsidiary, any agent or other person acting on behalf of the Company or any Subsidiary, has (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company or any Subsidiary (or made by any person acting on its behalf of which the Company is aware) which is in violation of law, or (iv) violated any provision of FCPA.

3.23 Acknowledgment Regarding Purchaser’s Purchase of Securities. The Company acknowledges and agrees that the Purchaser is acting solely in the capacity of an arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated thereby. The Company further acknowledges that no Purchaser is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated thereby and any advice given by any Purchaser or any of their respective representatives or agents in connection with the Transaction Documents and the transactions contemplated thereby is merely incidental to the Purchaser’s purchase of the Securities. The Company further represents to the Purchaser that the Company’s decision to enter into this Agreement and the other Transaction Documents has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.

3.24 Acknowledgement Regarding Purchaser’s Trading Activity. Notwithstanding anything in this Agreement or elsewhere to the contrary (except for Sections 4.7 and 5.12 hereof), it is understood and acknowledged by the Company that: (i) the Purchaser has not been asked by the Company to agree, nor has the Purchaser agreed, to desist from purchasing or selling, long and/or short, securities of the Company, or “derivative” securities based on securities issued by the Company or to hold the Securities for any specified term; (ii) past or future open market or other transactions by any Purchaser, specifically including, without limitation, Short Sales or “derivative” transactions, before or after the closing of this or future private placement transactions, may negatively impact the market price of the Company’s publicly-traded securities; (iii) any Purchaser, and counter-parties in “derivative” transactions to which the Purchaser is a party, directly or indirectly, presently may have a “short” position in the Common Stock, and (iv) the Purchaser shall not be deemed to have any affiliation with or control over any arm’s length counter-party in any “derivative” transaction. The Company further understands and acknowledges that (y) the Purchaser may engage in hedging activities at various times during the period that the Securities are outstanding, including, without limitation, during the periods that the value of the Shares deliverable with respect to Securities are being determined, and (z) such hedging activities (if any) could reduce the value of the existing stockholders’ equity interests in the Company at and after the time that the hedging activities are being conducted. The Company acknowledges that such aforementioned hedging activities do not constitute a breach of any of the Transaction Documents.

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3.25 Private Placement. Assuming the accuracy of each Purchaser’s representations and warranties set forth in Article IV, no registration under the Securities Act is required for the offer and sale of the Notes or the Shares issuable upon conversion thereof by the Company to the Purchasers as contemplated hereby.

3.26 No General Solicitation. Neither the Company nor any person acting on behalf of the Company has offered or sold any of the Securities by any form of general solicitation or general advertising. The Company offered the Securities for sale only to the Purchaser and certain other “accredited investors” within the meaning of Rule 501 under the Securities Act.

3.27 No Disqualification Events. With respect to the Securities to be offered and sold hereunder in reliance on Rule 506(b) under the Securities Act, none of the Company, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Company participating in the offering hereunder, any beneficial owner of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the Securities Act) connected with the Company in any capacity at the time of sale, nor any Person, including a placement agent, who will receive a commission or fees for soliciting purchasers (each, an “Issuer Covered Person” and, together, “Issuer Covered Persons”) is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event. The Company has complied, to the extent applicable, with its disclosure obligations under Rule 506(e), and has furnished the Purchaser a copy of any disclosures provided thereunder. The Company will notify the Purchaser in writing, prior to the Closing Date of (i) any Disqualification Event relating to any Issuer Covered Person and (ii) any event that would, with the passage of time, reasonably be expected to become a Disqualification Event relating to any Issuer Covered Person, in each case of which it is aware.

3.28 Office of Foreign Assets Control. Neither the Company nor any Subsidiary nor, to the Company’s knowledge, any director, officer, agent, employee or affiliate of the Company or any Subsidiary is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”).

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF PURCHASERS

4.1 Representations and Warranties of the Purchaser. Each Purchaser, for itself and for no other Purchaser, hereby represents and warrants as of the date hereof and as of the Closing Date to the Company as follows (unless as of a specific date therein):

4.2 Organization; Authority. The Purchaser is either an individual or an entity duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation with full right, corporate, partnership, limited liability company or similar power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and performance by the Purchaser of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate, partnership, limited liability company or similar action, as applicable, on the part of the Purchaser. Each Transaction Document to which it is a party has been duly executed by the Purchaser, and when delivered by the Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of the Purchaser, enforceable against it in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

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4.3 Understandings or Arrangements. The Purchaser is acquiring the Securities as principal for its own account and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such Securities (this representation and warranty not limiting the Purchaser’s right to sell the Securities in compliance with applicable federal and state securities laws). The Purchaser is acquiring the Securities hereunder in the ordinary course of its business. The Purchaser understands that the Securities are “restricted securities” and have not been registered under the Securities Act or any applicable state securities law and is acquiring such Securities as principal for its own account and not with a view to or for distributing or reselling such Securities or any part thereof in violation of the Securities Act or any applicable state securities law, has no present intention of distributing any of such Securities in violation of the Securities Act or any applicable state securities law and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such Securities in violation of the Securities Act or any applicable state securities law (this representation and warranty not limiting the Purchaser’s right to sell such Securities in compliance with applicable federal and state securities laws).

4.4 Purchaser Status. At the time the Purchaser was offered the Securities, it was, and as of the date hereof it is, an accredited investor within the meaning of Rule 501 under the Securities Act. The Purchaser is not subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3).

4.5 Experience of the Purchaser. The Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment. The Purchaser is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment.

4.6 Access to Information. The Purchaser acknowledges that it has had the opportunity to review the Transaction Documents (including all exhibits and schedules thereto) and has been afforded, subject to Regulation FD, (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Securities and the merits and risks of investing in the Securities; (ii) access to information about the Company and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment; provided, however, that the Purchaser has not requested nor been provided by the Company with any non-public information regarding the Company, its financial condition, results of operations, business, properties, management and prospects. The Purchaser acknowledges and agrees that neither the Company nor anyone else has provided the Purchaser with any information or advice with respect to the Securities nor is such information or advice necessary or desired.

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4.7 Certain Transactions and Confidentiality. Other than consummating the transactions contemplated hereunder, the Purchaser has not, nor has any Person acting on behalf of or pursuant to any understanding with the Purchaser, directly or indirectly executed any purchases or sales, including Short Sales, of the securities of the Company during the period commencing as of the time that the Purchaser first received a term sheet (written or oral) from the Company or any other Person representing the Company setting forth the material terms of the transactions contemplated hereunder and ending immediately prior to the execution hereof. Notwithstanding the foregoing, in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of the Purchaser’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of the Purchaser’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement. Other than to other Persons party to this Agreement or to the Purchaser’s representatives, including, without limitation, its officers, directors, partners, legal and other advisors, employees, agents and Affiliates, the Purchaser has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction). Notwithstanding the foregoing, for avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to the identification of the availability of, or securing of, available shares to borrow in order to effect Short Sales or similar transactions in the future.

The Company acknowledges and agrees that the representations contained in this Article 4 shall not modify, amend or affect the Purchaser’s right to rely on the Company’s representations and warranties contained in this Agreement or any representations and warranties contained in any other Transaction Document or any other document or instrument executed and/or delivered in connection with this Agreement or the consummation of the transaction contemplated hereby.

ARTICLE V.
OTHER AGREEMENTS OF THE PARTIES

5.1 Removal of Legends.

The Shares may only be disposed of in compliance with state and federal securities laws. In connection with any transfer of the Shares other than pursuant to an effective registration statement or Rule 144, to the Company or to an Affiliate of a Purchaser or in connection with a pledge as contemplated in Section 5.1(b), the Company may require the transferor to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company at the cost of the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Shares under the Securities Act.

(a) Each Purchaser agrees to the imprinting, so long as is required by this Section 5.1, of a legend on any of the Shares in the following form:

NEITHER THIS SECURITY NOR THE SECURITIES INTO WHICH THIS SECURITY IS EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT WITH A REGISTERED BROKER-DEALER OR OTHER LOAN WITH A FINANCIAL INSTITUTION THAT IS AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT OR OTHER LOAN SECURED BY SUCH SECURITIES.

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(b) The Company acknowledges and agrees that a Purchaser may from time to time pledge pursuant to a bona fide margin agreement with a registered broker-dealer or grant a security interest in some or all of the Shares to a financial institution that is an “accredited investor” as defined in Rule 501(a) under the Securities Act and who agrees to be bound by the provisions of this Agreement and, if required under the terms of such arrangement, such Purchaser may transfer pledged or secured Shares to the pledgees or secured parties. Such a pledge or transfer would not be subject to approval of the Company and no legal opinion of legal counsel of the pledgee, secured party or pledgor shall be required in connection therewith. Further, no notice shall be required of such pledge. At the appropriate Purchaser’s expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party of Shares may reasonably request in connection with a pledge or transfer of the Shares.

(c) Certificates evidencing the Shares (or the Transfer Agent’s records if held in book entry form) shall not contain any legend (including the legend set forth in Section 5.1(a) hereof): (i) while a registration statement covering the resale of such securities is effective under the Securities Act and such Shares are sold pursuant to the registration statement (the “Effective Date”), (ii) following any sale of such Shares pursuant to Rule 144, (iii) if such Shares are eligible for sale under Rule 144, without the requirement for the Company to be in compliance with the current public information required under Rule 144 as to such Shares and without volume or manner-of-sale restrictions or (iv) if such legend is not required under applicable requirements of the Securities Act (including Sections 4(a)(1) and 4(a)(7) judicial interpretations and pronouncements issued by the staff of the SEC). The Company shall, if any of the provisions in clause (i) –(iv) above are applicable, at its expense, cause its counsel to issue a legal opinion to the Transfer Agent promptly after the Effective Date if required by the Transfer Agent to effect the removal of the legend hereunder. If all or any portion of a Note is converted at a time when there is an effective registration statement to cover the resale of the Shares, or if such Shares may be sold under Rule 144 and the Company is then in compliance with the current public information required under Rule 144, or if the Shares may be sold under Rule 144 without the requirement for the Company to be in compliance with the current public information required under Rule 144 as to such Shares and without volume or manner-of-sale restrictions or if such legend is not otherwise required under applicable requirements of the Securities Act (including Sections 4(a)(1) and 4(a)(7), judicial interpretations and pronouncements issued by the staff of the SEC) then such Shares shall be issued or reissued free of all legends. The Company agrees that following the effective date of any registration statement or at such time as such legend is no longer required under this Section 5.1(c), it will, no later than two Trading Days following the delivery by a Purchaser to the Company or the Transfer Agent of a certificate representing restricted Shares issued with a restrictive legend (such second Trading Day, the “Legend Removal Date”), deliver or cause to be delivered to such Purchaser a certificate representing such Shares that is free from all restrictive and other legends. The Company may not make any notation on its records or give instructions to the Transfer Agent that enlarge the restrictions on transfer set forth in this Section 5.1. Certificates for Shares subject to legend removal hereunder shall be transmitted by the Transfer Agent to the Purchaser by crediting the account of the Purchaser’s prime broker with the Depository Trust Company system as directed by such Purchaser. The Company shall be responsible for any delays caused by its Transfer Agent.

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(d) In the event a Purchaser shall request delivery of unlegended shares as described in this Section 5.1 and the Company is required to deliver such unlegended shares, (i) it shall pay all fees and expenses associated with or required by the legend removal and/or transfer including but not limited to legal fees, Transfer Agent fees and overnight delivery charges and taxes, if any, imposed by any applicable government upon the issuance of Common Stock; and (ii) the Company may not refuse to deliver unlegended shares based on any claim that such Purchaser or anyone associated or affiliated with such Purchaser has not complied with Purchaser’s obligations under the Transaction Documents, or for any other reason, unless, an injunction or temporary restraining order from a court, on notice, restraining and or enjoining delivery of such unlegended shares shall have been sought and obtained by the Company and the Company has posted a surety bond for the benefit of such Purchaser in the amount of the greater of (i) 150% of the amount of the aggregate purchase price of the Shares (based on amount of principal and/or interest of the Note which was converted) which is subject to the injunction or temporary restraining order, or (ii) the VWAP of the Common Stock on the Trading Day before the issue date of the injunction multiplied by the number of unlegended shares to be subject to the injunction, which bond shall remain in effect until the completion of the litigation of the dispute and the proceeds of which shall be payable to such Purchaser to the extent Purchaser obtains judgment in Purchaser’s favor.

5.2 Furnishing of Information.

(a) Until the Purchaser owns no Shares, the Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act even if the Company is not then subject to the reporting requirements of the Exchange Act.

(b) At any time during the period commencing from the six month anniversary of the date hereof, if the Company (i) shall fail for any reason to satisfy the current public information requirement under Rule 144(c) for a period of more than 30 consecutive days or (ii) has ever been an issuer described in Rule 144(i)(1)(i) or becomes an issuer in the future, and the Company shall fail to satisfy any condition set forth in Rule 144(i)(2) for a period of more than 30 consecutive days (a “Public Information Failure”) then, in addition to such Purchaser’s other available remedies, the Company shall pay to a Purchaser, in cash, as partial liquidated damages and not as a penalty, by reason of any such delay in or reduction of its ability to sell the Shares, an amount in cash equal to two percent of the aggregate Note Conversion Price of such Purchaser’s Note(s) on the day of a Public Information Failure and on every 30th day (pro-rated for periods totaling less than thirty days) thereafter until the earlier of (a) the date such Public Information Failure is cured and (b) such time that such public information is no longer required for the Purchasers to transfer the Shares pursuant to Rule 144. Public Information Failure Payments shall be paid on the earlier of (i) the last day of the calendar month during which such Public Information Failure Payments are incurred and (ii) the second Trading Day after the event or failure giving rise to the Public Information Failure payments is cured. In the event the Company fails to make Public Information Failure payments in a timely manner, such Public Information Failure payments shall bear interest at the rate of one and one-half percent per month (prorated for partial months) until paid in full. Nothing herein shall limit such Purchaser’s right to pursue actual damages for the Public Information Failure, and such Purchaser shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief.

5.3 Integration. The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2(a)(1) of the Securities Act) that would be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any Trading Market such that it would require stockholder approval prior to the closing of such other transaction unless stockholder approval is obtained before the closing of such subsequent transaction.

5.4 Stockholder Rights Plan. No claim will be made or enforced by the Company or, with the consent of the Company, any other Person, that any Purchaser is an “Acquiring Person” under any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or similar anti-takeover plan or arrangement in effect or hereafter adopted by the Company, or that any Purchaser could be deemed to trigger the provisions of any such plan or arrangement, by virtue of receiving Securities under the Transaction Documents or under any other agreement between the Company and the Purchaser.

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5.5 Non-Public Information. When the Company’s Common Stock is quoted or listed on a Trading Market, to the extent that any notice provided pursuant to any Transaction Document or any other communications made by the Company, or information provided, to the Purchaser constitutes, or contains, material, non-public information regarding the Company or any Subsidiaries, the Company shall simultaneously file such notice or other material information with the SEC pursuant to a Current Report on Form 8-K. The Company understands and confirms that each Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company.

5.6 Use of Proceeds. The Company shall use the net proceeds from the sale of the Securities hereunder for working capital purposes, and shall not use such proceeds: (a) for the redemption of any Common Stock or Common Stock Equivalents, (b) in violation of FCPA or OFAC regulations, or (c) to lend money, give credit, or make advances to any officers, directors, employees or affiliates of the Company.

5.8 Listing of Common Stock. The Company agrees, if the Company applies to have the Common Stock traded on any Trading Market, it will then include in such application all of the Shares, and will take such other action as is necessary to cause all of the Shares to be listed or quoted on such other Trading Market as promptly as possible. The Company will then take all action necessary to continue the listing and trading of its Common Stock on a Trading Market and will comply in all respects with the Company’s reporting, filing and other obligations under the bylaws or rules of the Trading Market. The Company agrees to maintain the eligibility of the Common Stock for electronic transfer through the Depository Trust Company or another established clearing corporation, including, without limitation, by timely payment of fees to the Depository Trust Company or such other established clearing corporation in connection with such electronic transfer.

5.9 Certain Transactions and Confidentiality. The Purchaser covenants that neither it nor any Affiliate acting on its behalf or pursuant to any understanding with it will execute any purchases or sales, including Short Sales of any of the Company’s securities during the period commencing with the execution of this Agreement and ending at such time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release. Each Purchaser covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company pursuant to the initial press release, the Purchaser will maintain the confidentiality of the existence and terms of this transaction and the information included in the Disclosure Schedules. Notwithstanding the foregoing and notwithstanding anything contained in this Agreement to the contrary, the Company expressly acknowledges and agrees that (i) no Purchaser makes any representation, warranty or covenant hereby that it will not engage in effecting transactions in any securities of the Company after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release, (ii) no Purchaser shall be restricted or prohibited from effecting any transactions in any securities of the Company in accordance with applicable securities laws from and after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release and (iii) no Purchaser shall have any duty of confidentiality or duty not to trade in the securities of the Company to the Company or its Subsidiaries after the issuance of the initial press release. Notwithstanding the foregoing, in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of the Purchaser’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of the Purchaser’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement.

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5.10 Conversion Procedures. The forms of Conversion Notice included in the Notes set forth the totality of the procedures required of the Purchaser to exercise the Notes. No additional legal opinion, other information or instructions shall be required of the Purchaser to convert their Note. Without limiting the preceding sentences, no ink-original Conversion Notice shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Conversion Notice form be required to convert the Notes. The Company shall honor conversions of the Notes and shall deliver Shares in accordance with the terms, conditions and time periods set forth in the Transaction Documents.

5.11 DTC Program. For so long as any of the Notes are outstanding, the Company will employ as the Transfer Agent for the Common Stock and Shares a participant in the Depository Trust Company Automated Securities Transfer Program and cause the Common Stock to be transferable pursuant to such program.

5.12 Preservation of Corporate Existence. The Company shall preserve and maintain its corporate existence, rights, privileges and franchises in the jurisdiction of its incorporation, and qualify and remain qualified, as a foreign corporation in each jurisdiction in which such qualification is necessary in view of its business or operations and where the failure to qualify or remain qualified might reasonably have a Material Adverse Effect upon the financial condition, business or operations of the Company taken as a whole.

5.13 Registration Rights Agreement.

(a) With respect to the Shares, the Company shall:

(1) With the next Registration Statement on Form S-1 filed by the Company, include the Shares in such Registration Statement and use its best efforts to cause the Registration Statement to become effective and remain effective as provided herein.

(2) Prepare and file with the SEC such amendments, including post-effective amendments, to the Registration Statement as may be necessary to keep the Registration Statement continuously effective as to the applicable Shares until such time as all of the Registerable Securities have been sold by the Holder or he is eligible to otherwise remove the restrictive legend and effect a sale other than through the Registration Statement.

(3) Use its best efforts to avoid the issuance of, or, if issued, obtain the withdrawal of, (i) any order suspending the effectiveness of the Registration Statement, or (ii) any suspension of the qualification (or exemption from qualification) of any of the Shares for sale in any U.S. jurisdiction, at the earliest practicable moment.

(4) Furnish to the Holder, without charge, at least one conformed copy of each Registration Statement and each amendment thereto, including financial statements and schedules, all documents incorporated or deemed to be incorporated therein by reference, and all exhibits to the extent requested by the Holder (including those previously furnished or incorporated by reference) promptly after the filing of such documents with the SEC.

ARTICLE IV.
MISCELLANEOUS

6.1 Termination. This Agreement may be terminated by the Purchaser by written notice to the other parties, if the Closing has not been consummated on or before November 15, 2024; provided, however, that no such termination will affect the right of any party to sue for any breach by any other party (or parties).

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6.2 Fees and Expenses. Except as expressly set forth below and in the Transaction Documents to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. The Company shall pay all Transfer Agent fees (including, without limitation, any fees required for same-day processing of any instruction letter delivered by the Company and any exercise notice delivered by a Purchaser), stamp taxes and other taxes and duties levied in connection with the delivery of any Securities to the Purchaser.

6.3 Entire Agreement. The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

6.4 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the date of transmission, if such notice or communication is delivered by email attachment at the email address as set forth on the signature pages attached hereto at or prior to 5:30 p.m. ( Eastern Standard or Daylight Savings Time, as applicable) on a Trading Day, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via email attachment at the email address as set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (c) the second Trading Day following the date of transmission, if sent by U.S. nationally recognized overnight delivery service or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages attached hereto. To the extent that any notice provided pursuant to any Transaction Document constitutes, or contains, material, non-public information regarding the Company or any Subsidiaries, the Company shall, if the Company’s Common Stock is quoted or listed on a Trading Market, simultaneously file such notice with the SEC pursuant to a Current Report on Form 8-K, or which failure to do so will subject the Company to the liquidated damages provided for in Article 5.

6.5 Amendments; Waivers. Except as provided in the last sentence of this Section 6.5, no provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Company and a majority in interest of the outstanding balance of the Note or, in the case of a waiver, by the party against whom enforcement of any such waived provision is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right. Any amendment effected in accordance with accordance with this Section 6.5 shall be binding upon the Purchaser and holder of Securities and the Company.

6.6 Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

6.7 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of each Purchaser. Each Purchaser may assign any or all of its rights under this Agreement to any Person to whom such Purchaser assigns or transfers any Securities, provided that such transferee agrees in writing to be bound, with respect to the transferred Securities, by the provisions of the Transaction Documents that apply to the Purchaser.

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6.8 No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as otherwise set forth in Section 6.7 and this Section 6.8.

6.9 Governing Law; Exclusive Jurisdiction; Attorneys’ Fees. All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal Proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, stockholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the New York County, New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the New York County, New York for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any Action or Proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such Action or Proceeding is improper or is an inconvenient venue for such Proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such Action or Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If any party shall commence an Action or Proceeding to enforce any provisions of the Transaction Documents, then, in addition to the obligations of the Company elsewhere in this Agreement, the prevailing party in such Action or Proceeding shall be reimbursed by the non-prevailing party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Action or Proceeding.

6.10 Survival. The representations and warranties contained herein shall survive the Closing and the delivery of the Securities.

6.11 Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf’ format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf’ signature page were an original thereof.

6.12 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

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6.13 Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) any of the other Transaction Documents, whenever any Purchaser exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then that Purchaser may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights; provided, however, that in the case of a rescission of an conversion of a Note, the Purchaser shall be required to return any Shares subject to any such rescinded Conversion Notice concurrently with the restoration of such Purchaser’s right to acquire such shares pursuant to the Purchaser’s Note.

6.14 Replacement of Securities. If any certificate or instrument evidencing any Securities is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof (in the case of mutilation), or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction without requiring the posting of any bond.

6.15 Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each Purchaser and the Company will be entitled to specific performance under the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in the Transaction Documents and hereby agree to waive and not to assert in any Action for specific performance of any such obligation the defense that a remedy at law would be adequate.

6.16 Payment Set Aside. To the extent that the Company makes a payment or payments to any Purchaser pursuant to any Transaction Document or a Purchaser enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

6.17 Independent Nature of Purchasers’ Obligations and Rights. The obligations of each Purchaser under any Transaction Document are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance or non-performance of the obligations of any other Purchaser under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Purchaser pursuant hereto or thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Purchaser shall be entitled to independently protect and enforce its rights including, without limitation, the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any Proceeding for such purpose. Each Purchaser has been represented by its own separate legal counsel in its review and negotiation of the Transaction Documents. The Company has elected to provide all Purchasers with the same terms and Transaction Documents for the convenience of the Company and not because it was required or requested to do so by any of the Purchasers. It is expressly understood and agreed that each provision contained in this Agreement and in each other Transaction Document is between the Company and a Purchaser, solely, and not between the Company and the Purchasers collectively and not between and among the Purchasers.

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6.18 Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Trading Day, then such action may be taken or such right may be exercised on the next succeeding Trading Day.

6.19 Construction. The parties agree that each of them and/or their respective counsel have reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments thereto. In addition, each and every reference to share prices and shares of Common Stock in any Transaction Document shall be subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock that occur after the date of this Agreement.

6.20 Waiver of jury trial. In any action, suit, or proceeding in any jurisdiction brought by any party against any other party, the parties each knowingly and intentionally, to the greatest extent permitted by applicable law, hereby absolutely, unconditionally, irrevocably and expressly waive forever trial by jury.

6.21 Non-Circumvention. The Company hereby covenants and agrees that the Company will not, by amendment of its Articles of Incorporation, including any Certificates of Designation, or Bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Agreement, and will at all times in good faith carry out all of the provision of this Agreement and take all action as may be required to protect the rights of all holders of the Securities. Without limiting the generality of the foregoing or any other provision of this Agreement or the other Transaction Documents, the Company (a) shall not increase the par value of any Shares issuable upon conversion of the Notes above the Note Conversion Price then in effect and (b) shall take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Shares upon the conversion of the Notes. Notwithstanding anything herein to the contrary, if after 180 days from the original issuance date, the Purchasers are not permitted to convert the Note, in full, for any reason, subject to the Purchaser’s compliance with Rule 144 the Company shall use its best efforts to promptly remedy such failure, including, without limitation, obtaining such consent or approvals as necessary to permit such conversion or exercise.

(Signature Pages Follow)

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IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

NUSATRIP INCORPORATED		Address for Notice:

By:	/s/ Tjin Patrick Soetanto	28F AIA Central, Jl. Jend. Sudirman No.Kav. 48A,
Name:	Tjin Patrick Soetanto	RT.5/RW.4, Karet, Semanggi, Kota Jakarta Selatan,
Title:	Chief Executive Officer	Daerah Khusus Ibukota,
Jakarta 12930, Indonesia

GRIT MULTI-STRATEGIES INVESTMENT COMPANY LIMITED		Address for Notice:

By:	/s/ Jue Wang	2002, Building 33, Yajule Fuchun Shanju
Name:	Jue Wang	Huangpu District, Guangzhou City,
Title:	Director	Guangdong Province, China.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

SIGNATURE PAGE FOR PURCHASER FOLLOWS]

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PURCHASER SIGNATURE PAGE TO

SECURITIES PURCHASE AGREEMENT

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser: Grit Multi-Strategies Investment Company Limited

Signature of Authorized Signatory of Purchaser:	/s/ Jue Wang

Name of Authorized Signatory: Jue Wang

Title of Authorized Signatory: Director

Email Address of Authorized Signatory: [   ]

Facsimile Number of Authorized Signatory: N.A

Address for Notice to Purchaser:	2002, Building 33, Yajule Fuchun Shanju, Huangpu District, Guangzhou City, Guangdong Province, China.

Address for Delivery of Securities to Purchaser (if not same as address for notice):

________________________________________________________________________

________________________________________________________________________

Subscription Amount: US$533,334

EIN Number: N.A

Purchaser Signature Page

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Exhibit 10.8

Exhibit 10.9

Exhibit 10.10

Exhibit 10.11

Exhibit 10.12

Exhibit 10.13

Exhibit 14.1

NusaTrip Incorporated

CODE OF CONDUCT AND ETHICS

(Conditionally adopted by a board resolution dated [ ], 202_ with effect from the effective date of the registration statement of the Company)

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I.  INTRODUCTION

This Code of Conduct and Ethics (the “Code”) summarizes the ethical standards and key policies that guide the business conduct of NusaTrip Incorporated (the “Company”).

The purpose of this Code is to promote ethical conduct and deter wrongdoing. The policies outlined in this Code are designed to ensure that the Company’s employees, including its officers (collectively referred to herein as “employees”), and members of its board of directors (“directors”) act in accordance with not only the letter but also the spirit of the laws and regulations that apply to the Company’s business. The Company expects its employees and directors to exercise good judgment to uphold these standards in their day-to-day activities and to comply with all applicable policies and procedures in the course of their relationship with the Company.

Employees and directors are expected to read the policies set forth in this Code and ensure that they understand and comply with them. All employees and directors are required to abide by the Code. The Code should also be provided to and followed by the Company’s agents and representatives, including consultants. The Code does not cover every issue that may arise, but it provides general guidelines for exercising good judgment. Employees and directors should refer to the Company’s other policies and procedures for implementing the general principles set forth below. Any questions about the Code or the appropriate course of conduct in a particular situation should be directed to the Company’s Chief Executive Officer, Chief Financial Officer, Director of Human Resources or General Counsel, as appropriate. Any violations of laws, rules, regulations or this Code should be reported immediately. The Company will not allow retaliation against an employee or director for such a report made in good faith. Employees and directors who violate this Code will be subject to disciplinary action.

Each employee and director must sign the acknowledgement form at the end of this Code and return the form to the Company’s Human Resources Department indicating that he or she has received, read, understood and agreed to comply with the Code. The signed acknowledgment form will be placed in the individual’s personnel file.

II.  STANDARDS OF CONDUCT

The Company expects all employees and directors to act with the highest standards of honesty and ethical conduct. The Company considers honest conduct to be conduct that is free from fraud or deception and is characterized by integrity. The Company considers ethical conduct to be conduct conforming to accepted professional standards of conduct. Ethical conduct includes the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, as discussed below.

III.  COMPLIANCE WITH LAWS, RULES AND REGULATIONS

Employees and directors must comply with all laws, rules and regulations applicable to the Company and its business, as well as applicable Company policies and procedures. Each employee and director must acquire appropriate knowledge of the legal requirements relating to his or her duties sufficient to enable him or her to recognize potential problems and to know

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when to seek advice from the Company’s Chief Financial Officer or General Counsel. Violations of laws, rules and regulations may subject the violator to individual criminal or civil liability, as well as to discipline by the Company. These violations may also subject the Company to civil or criminal liability or the loss of business. Any questions as to the applicability of any law, rule or regulation should be directed to the Company’s Chief Financial Officer or General Counsel.

IV.  INSIDER TRADING

IMAGE OMITTEDThe purpose of the Company’s insider trading policy is to establish guidelines to ensure that all employees and directors comply with laws prohibiting insider trading. No employee or director in possession of material, non-public information may trade the Company’s securities (or advise others to trade) from the time they obtain such information until after adequate public disclosure of the information has been made. Employees and directors who knowingly trade Company securities while in possession of material, non-public information or who tip information to others will be subject to appropriate disciplinary action up to and including termination. Insider trading is also a crime.

Employees and directors also may not trade in the shares of other companies about which they learn material, non-public information through the course of their employment or service with the Company.

Any questions as to whether information is material or has been adequately disclosed should be directed to the Company’s Chief Financial Officer or General Counsel. Additional information regarding insider trading can be found in the Company’s Insider Trading Policy.

V.  CONFLICTS OF INTEREST

A “conflict of interest” occurs when a person’s private interest interferes in any way – or even appears to interfere – with the interests of the Company as a whole.

A conflict situation can arise when an employee or director takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest may also arise when an employee or director, or a member of his or her family, receives improper personal benefits as a result of his or her position with the Company. Loans to, or guarantees of obligations of, such persons are of special concern.

Conflicts of interest are prohibited as a matter of Company policy. The mere existence of a relationship with outside firms is not automatically prohibited. Nonetheless, conflicts of interest may not always be clear, so if a question arises, higher levels of management or the Company’s Audit Committee should be consulted. Any employee or director who becomes aware of a conflict or a potential conflict should bring it to the attention of a supervisor, manager or other appropriate persons within the Company.

In certain exceptional circumstances, a situation involving a conflict of interest may be permitted. See Section XXVIII regarding waivers of this Code.

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VI. NO LOANS TO EXECUTIVE OFFICERS OR DIRECTORS

IMAGE OMITTEDIt is the policy of the Company not to extend or maintain credit, to arrange for the extension of credit, or to renew an extension of credit, in the form of a personal loan to or for any director or executive officer of the Company. Any questions about whether a loan has been made to a director or executive officer in violation of this policy should be directed to the Company’s Chief Executive Officer or Chief Financial Officer.

VII.  OUTSIDE DIRECTORSHIPS AND OTHER OUTSIDE ACTIVITIES

Although an employee’s activities outside the Company are not necessarily a conflict of interest, a conflict could arise depending upon the employee’s position with the Company and the Company’s relationship with the other employer or activity. Outside activities may also be a conflict of interest if they cause, or are perceived to cause, an employee to choose between that interest and the interests of the Company.

An employee may not serve as a director, partner, employee of or consultant to, or otherwise work for or receive compensation for personal services from, any affiliate, customer, partner, supplier, distributor, reseller, licensee or competitor of the Company or any other business entity that does or seeks to do business with the Company. In certain exceptional circumstances, an executive officer may be permitted to serve as a director of such an entity (but in no circumstances will an employee be permitted to serve as a director of a competitor of the Company). See Section XXVIII regarding waivers of this Code. Serving in such a capacity for a company that is not an affiliate, customer, partner, supplier, distributor, reseller, licensee or competitor of the Company may be permitted, but such activities must be approved in advance by the employee’s supervisor, the Human Resources Department and the Company’s Chief Financial Officer.

Employees are encouraged to serve as a director, trustee or officer of non-profit organizations in their individual capacity and on their own time, but they must obtain prior approval from the Company’s Chief Financial Officer to do so as a representative of the Company.

The guidelines in this Section VII are not applicable to directors that do not also serve in management positions within the Company.

VIII.  CORPORATE OPPORTUNITIES

Employees and directors are prohibited from:

•	Personally taking for themselves opportunities that are discovered through the use of corporate property, information or position;
•	Using corporate property, information or position for personal gain; and
•	Competing with the Company.

In the interest of clarifying the definition of “Competing with the Company,” if any member of the Board of Directors of the Company who is also a partner or employee of an entity that is a holder of the Company’s Ordinary Shares, or an employee of an entity that manages

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such an entity (each, a “Fund”), acquires knowledge of an opportunity of interest for both the Company and such Fund other than in connection with such individual’s service as a member of the Board of Directors (including, if applicable, such board member acquiring such knowledge in such individual’s capacity as a partner or employee of the Fund or the manager or general partner of a Fund), then, provided that such director has acted in good faith, such an event shall be deemed not to be “Competing with the Company” under this Section VIII.

Employees and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so in a legal and ethical manner arises.

IX.  FAIR DEALING

The Company seeks to excel while operating fairly and honestly, never through unethical or illegal business practices. Each employee and director should endeavor to deal fairly with the Company’s customers, suppliers, competitors and employees. No employee or director should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair dealing practices.

X.  CUSTOMER RELATIONSHIPS

Employees must act in a manner that creates value for the Company’s customers and helps to build a relationship based upon trust. The Company and its employees have provided products and services for many years and have built up significant goodwill over that time. This goodwill is one of our most important assets, and Company employees must act to preserve and enhance the Company’s reputation.

XI.  SUPPLIER RELATIONSHIPS

The Company’s suppliers make significant contributions to the Company’s success. To create an environment where the Company’s suppliers have an incentive to work with the Company, suppliers must be confident that they will be treated lawfully and in an ethical manner. The Company’s policy is to purchase supplies based on need, quality, service, price and terms and conditions. The Company’s policy is to select significant suppliers or enter into significant supplier agreements though a competitive bid process where possible. In selecting suppliers, the Company does not discriminate on the basis of race, color, religion, sex, national origin, age, sexual preference, marital status, medical condition, veteran status, physical or mental disability, or any other characteristic protected by applicable law. A supplier to the Company is generally free to sell its products or services to any other party, including Company competitors. In some cases where the products or services have been designed, fabricated, or developed to the Company’s specifications, the agreement between the parties may contain restrictions on sales.

XII.  EXPORT CONTROLS

The Company requires compliance with laws and regulations governing export controls in both the United States and in the countries where the Company conducts its business. A number of countries maintain controls on the destinations to which products may be exported. Some of the strictest export controls are maintained by the United States against countries that

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the U.S. government considers unfriendly or as supporting international terrorism. The U.S. regulations are complex and apply both to exports from the United States and to exports of products from other countries, when those products contain U.S.-origin components or technology. In some circumstances, an oral presentation containing technical data made to foreign nationals in the United States may constitute an export subject to control. Any questions about export control laws and regulations should be directed to the General Counsel.

XIII. GIFTS AND ENTERTAINMENT

Business gifts and entertainment are designed to build goodwill and sound working relationships among business partners. A problem may arise if:

•	The receipt by one of our employees of a gift or entertainment would compromise, or could reasonably be viewed as compromising, that person’s ability to make objective and fair business decisions on behalf of the Company; or
•	The offering by one of our employees of a gift or entertainment would appear to be an attempt to obtain business through improper means or to gain any special advantage in our business relationships, or could reasonably be viewed as such an attempt.

Employees must use good judgment and ensure there is no violation of these principles. No gift or entertainment should be given or accepted by any Company employee, family member of an employee or agent unless it: (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe or payoff, (5) does not violate any laws or regulations and (6) is not one of a series of small gifts or entertainments that can be construed as part of a larger, expensive gift. Any questions about whether any gifts or proposed gifts are appropriate should be directed to the Company’s Chief Financial Officer. You should also review the Company’s Foreign Corrupt Practices Act Compliance Policy regarding the specific conditions for gifts and entertainment.

XIV. GOVERNMENT BUSINESS

Employees should understand that special requirements might apply when contracting with any governmental body (including national, state, provincial, municipal, or other similar governmental divisions on local jurisdictions). Because government officials are obligated to follow specific codes of conduct and laws, special care must be taken in government procurement. Some key requirements for doing business with government are:

•	Accurately representing which Company products are covered by government contracts;
•	Not improperly soliciting or obtaining confidential information, such as sealed competitors’ bids, from government officials prior to the award of a contract; and
•	Hiring present and former government personnel may only occur in compliance with applicable laws and regulations (as well as consulting the Company’s Chief Financial Officer or General Counsel and the Human Resources Department).

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When dealing with public officials, employees and directors must avoid any activity that is or appears illegal or unethical. Promising, offering or giving of favors, gratuities or gifts, including meals, entertainment, transportation, and lodging, to government officials in the various branches of U.S. government, as well as state and local governments, is restricted by law. Employees and directors must obtain pre-approval from the Company’s Chief Executive Officer or Chief Financial Officer, as appropriate, before providing anything of value to a government official or employee. The foregoing does not apply to lawful personal political contributions.

In addition, the U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. Illegal payments to government officials of any country are strictly prohibited. Additional information regarding the Foreign Corrupt Practices Act can be found in the Company’s Foreign Corrupt Practices Act Compliance Policy.

XV.  POLITICAL CONTRIBUTIONS

It is the Company’s policy to comply fully with all local, state, federal, foreign and other applicable laws, rules and regulations regarding political contributions. The Company’s funds or assets must not be used for, or be contributed to, political campaigns or political practices under any circumstances without the prior written approval of the Company’s Chief Financial Officer and, if required, the Company’s Board of Directors. You should also consult the Company’s Foreign Corrupt Practices Act Compliance Policy.

XVI.  PROTECTION AND PROPER USE OF COMPANY ASSETS

Theft, carelessness and waste have a direct impact on the Company’s profitability. Employees and directors should protect the Company’s assets and ensure their efficient use. All Company assets should be used for legitimate business purposes.

Company assets include intellectual property such as patents, trademarks, copyrights, business and marketing plans, engineering and manufacturing ideas, designs, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information is a violation of Company policy.

XVII.  USE OF COMPUTERS AND OTHER EQUIPMENT

The Company strives to furnish employees with the equipment necessary to efficiently and effectively perform their jobs. Employees must care for that equipment and use it responsibly and only for Company business purposes. If employees use Company equipment at their home or off site, precautions must be taken to protect such Company equipment from theft or damage. Employees must immediately return all Company equipment when their employment relationship with the Company ends. While computers and other electronic devices are made accessible to employees to assist them to perform their jobs and to promote our interests, all such computers and electronic devices, whether used entirely or partially on the Company’s premises or with the aid of the Company’s equipment or resources, must remain fully accessible to the Company and will remain the sole and exclusive property of the Company.

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Employees should not maintain any expectation of privacy with respect to any electronic communications made using Company equipment. To the extent permitted by applicable law, the Company retains the right to gain access to any such information, at any time, with or without your knowledge, consent or approval.

XVIII. USE OF SOFTWARE

All software used by employees to conduct Company business must be appropriately licensed. Employees should never make or use illegal or unauthorized copies of any software, whether in the office, at home, or on the road, since doing so may constitute copyright infringement and may expose the employee and the Company to potential civil and criminal liability. The Company’s information technology department will inspect Company computers periodically to verify that only approved and licensed software has been installed. Any non-licensed/supported software will be removed.

XIX.  USE OF ELECTRONIC COMMUNICATIONS

Employees must use electronic communication devices in a legal, ethical, and appropriate manner. Electronic communications devices include computers, e-mail, connections to the Internet, intranet and extranet and any other public or private networks, voice mail, video conferencing, facsimiles, telephones or future types of electronic communication. Employees may not post or discuss information concerning Company products or business on the Internet without the prior written consent of the Company’s Chief Executive Officer or Chief Financial Officer. It is not possible to identify every standard and rule applicable to the use of electronic communications devices. Employees are therefore encouraged to use sound judgment whenever using any feature of the Company’s communications systems.

IV.  CONFIDENTIALITY

Employees and directors should maintain the confidentiality of information entrusted to them by the Company or its affiliates, customers, partners, distributors and suppliers, except when disclosure is specifically authorized by the Company’s Chief Executive Officer or Chief Financial Officer or required by law.

Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its affiliates, customers, partners, distributors and suppliers if disclosed. Any questions about whether information is confidential should be directed to the Company’s Chief Executive Officer, Chief Financial Officer or General Counsel.

XX.  RECORDKEEPING

All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the transactions and matters to which they relate and must conform both to applicable legal requirements and to the Company’s system of internal controls. All assets of the Company must be carefully and properly accounted for. The making of false or misleading records or documentation is strictly prohibited. Unrecorded funds or assets should not be maintained.

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The Company complies with all laws and regulations regarding the preservation of records. Records should be retained or destroyed only in accordance with the Company’s document retention policies. Any questions about these policies should be directed to the Company’s Chief Financial Officer or General Counsel, as appropriate. You should also consult the Company’s Foreign Corrupt Practices Act Compliance Policy.

XXII.  RECORDS ON LEGAL HOLD

A legal hold suspends all document destruction procedures in order to preserve appropriate records under special circumstances, such as litigation or government investigations. The General Counsel determines and identifies what types of Company records or documents are required to be placed under a legal hold and will notify employees if a legal hold is placed on records for which they are responsible. Employees must not destroy, alter or modify records or supporting documents that have been placed under a legal hold under any circumstances. A legal hold remains effective until it is officially released in writing by the General Counsel. If an employee is unsure whether a document has been placed under a legal hold, such employee should preserve and protect that document while the Legal Department is contacted.

.  DISCLOSURE

The information in the Company’s public communications, including filings with the Securities and Exchange Commission, must be full, fair, accurate, timely and understandable. All employees and directors are responsible for acting in furtherance of this policy. In particular, each employee and director is responsible for complying with the Company’s disclosure controls and procedures and internal controls for financial reporting. Any questions concerning the Company’s disclosure controls and procedures and internal controls for financial reporting should be directed to the Company’s Chief Executive Officer, Chief Financial Officer or General Counsel, as appropriate.

Anyone that believes that questionable accounting or auditing conduct or practices have occurred or are occurring should refer to the Company’s Policy Regarding Reporting of Financial and Accounting Concerns.

I.  OUTSIDE COMMUNICATIONS

The Company has established specific policies regarding who may communicate information to the public, the press and the financial analyst communities:

•	The Company’s Chief Executive Officer, Chief Financial Officer and investor relations personnel are official spokespeople for financial matters.
•	The Company’s corporate communications personnel are official spokespeople for public comment, press, marketing, technical and other such information.
•	All communications made to public audiences, including formal communications and presentations made to investors, customers or the press, require prior approval in accordance with the Company’s established policies for such communications, including review by investor relations or corporate communications personnel, as applicable, with final review by the Company’s Chief Executive Officer or Chief Financial Officer, who will ensure that all necessary review is undertaken.

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These designees are the only people who may communicate externally on behalf of the Company. Employees and directors should refer all inquiries or calls from the press, from shareholders or from financial analysts to the investor relations department or the Company’s Chief Financial Officer, who will see that the inquiry is directed to the appropriate authority within the Company.

Employees and directors may not publish or make public statements outside the scope of employment with or service to the Company that might be perceived or construed as attributable to the Company without preapproval from the Company’s Chief Executive Officer or Chief Financial Officer, as appropriate. Any such statement must include the Company’s standard disclaimer that the publication or statement represents the views of the specific author and not of the Company.

XXV.  DISCRIMINATION AND HARASSMENT

The diversity of the Company’s employees is a tremendous asset. We are firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances.

XXVI.  HEALTH AND SAFETY

The Company strives to provide each employee with a safe and healthy work environment. Each employee has responsibility for maintaining a safe and healthy workplace for all employees by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions.

Violence and threatening behavior are not permitted. Employees should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol. The use or possession of illegal drugs in the workplace will not be tolerated.

XXVII.  COMPLIANCE STANDARDS AND PROCEDURES

No code of conduct and ethics can replace the thoughtful behavior of an ethical employee or director or provide definitive answers to all questions. Since the Company cannot anticipate every potential situation, certain policies and procedures have been put in place to help employees and directors approach questions or problems as they arise.

A. Designated Ethics Officer

The Company’s Chief Financial Officer has been designated as the Company’s Ethics Officer with responsibility for overseeing and monitoring compliance with the Code. The Ethics Officer reports directly to the Chief Executive Officer with respect to these matters and also will make periodic reports to the Company’s Audit Committee regarding the implementation and

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effectiveness of this Code as well as the policies and procedures put in place to ensure compliance with the Code.

B.  Seeking Guidance

Employees and directors are encouraged to seek guidance from supervisors, managers or other appropriate personnel when in doubt about the best course of action to take in a particular situation. In most instances, questions regarding the Code should be brought to the attention of the Company’s Director of Human Resources, General Counsel or Chief Financial Officer.

C.  Reporting Violations

If an employee or director knows of or suspects a violation of the Code, or of applicable laws and regulations, he or she must report it immediately to the Company’s Chief Executive Officer, Chief Financial Officer or General Counsel, as appropriate. If the situation warrants or requires it, the reporting person’s identity will be kept anonymous to the extent legally permitted and practical.

Anyone that believes that questionable accounting or auditing conduct or practices have occurred or are occurring should refer to the Company’s Policy Regarding Reporting of Financial and Accounting Concerns.

D.  No Retaliation

Any employee or director who observes possible unethical or illegal conduct is encouraged to report his or her concerns. Reprisal, threats, retribution or retaliation against any person who has in good faith reported a violation or suspected violation of law, this Code or other Company policies, or against any person who is assisting in any investigation or process with respect to such a violation, is prohibited.

Any employees involved in retaliation will be subject to serious disciplinary action by the Company. Furthermore, the Company could be subject to criminal or civil actions for acts of retaliation against employees who “blow the whistle” on U.S. federal securities law violations and other federal offenses.

E.  Investigations

Reported violations will be promptly investigated. The Board of Directors or its designated committee will be responsible for investigating violations and determining appropriate disciplinary action for matters involving members of the Board of Directors or executive officers. The Board of Directors or its designated committee may designate others to conduct or manage investigations on its behalf and recommend disciplinary action. Subject to the general authority of the Board of Directors to administer this Code, the Chief Financial Officer and the General Counsel will be jointly responsible for investigating violations (including the initiating of any such investigation) and determining appropriate disciplinary action for other employees, agents and contractors. The Chief Financial Officer and the General Counsel may designate others to conduct or manage investigations on their behalf and

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recommend disciplinary action. The Board of Directors reserves the right to investigate violations and determine appropriate disciplinary action on its own or to designate others to do so in place of, or in addition to, the Chief Financial Officer and the General Counsel. It is imperative that the person reporting the violation not conduct an investigation on his or her own. However, employees and directors are expected to cooperate fully with any investigation made by the Company into reported violations.

F. Discipline/Penalties

Employees and directors who violate the laws or regulations governing the Company’s business, this Code, or any other Company policy, procedure or requirement may be subject to disciplinary action, up to and including termination. Employees and directors who have knowledge of a violation and fail to move promptly to report or correct it, or who direct or approve violations, may also be subject to disciplinary action, up to and including termination.

Furthermore, violations of some provisions of this Code are illegal and may subject the employee or director to civil and criminal liability.

XXVIII. GENERAL COMPLIANCE GUIDELINES

We must all work to ensure prompt and consistent action against violations of this Code. However, in some situations it is difficult to know if a violation has occurred. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. These are the steps to keep in mind:

•	Make sure you have all the facts possible. To reach the right solutions, we must be as fully informed as possible.
•	Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with, and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, follow up on it.
•	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.
•	Discuss the problem with your manager. This is the basic guidance for all situations. In many cases, your manager will be more knowledgeable about the question, and will appreciate being brought into the decision-making process. Remember that it is your manager's responsibility to help solve problems.
•	Seek help from Company resources. If you do not feel comfortable approaching your manager with your question, discuss it with your local Human Resources representative.
•	You may report ethical violations in confidence and without fear of retaliation. If you find yourself in a situation that requires that your identity be kept confidential, your anonymity will be protected to the extent possible. The Company does not permit retaliation of any kind against employees for good faith reports of ethical violations.
•	Always ask first, act later when confronted with an ethical issue: If you are unsure of what to do in any situation, seek guidance before you act.
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XXIX. AMENDMENT, MODIFICATION AND WAIVER

This Code may be amended or modified by the Board of Directors or a committee of the Board of Directors.

Any amendment or waiver of this Code for a director, executive officer or any financial or accounting officer at the level of the principal accounting officer or controller or above, may be made only by the Board of Directors, and must be promptly disclosed to shareholders if and as required by applicable law or the rules of the share exchange on which the Company’s shares are traded. Waivers with respect to other employees or applicable contractors may be made only by the Company’s Chief Executive Officer. Any waiver of this Code with respect to a conflict of interest transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated under the Securities Act of 1933, as amended, must be approved in advance by the Company’s Audit Committee.

* * * * *

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Exhibit 21.1

List of Subsidiary of the Registrant

Subsidiary	Place of Incorporation
NusaTrip International Pte Ltd.	Singapore
NusaTrip Singapore Pte Ltd.	Singapore
NusaTrip Malaysia Sdn Bhd.	Malaysia
PT Tunas Sukses Mandiri	Indonesia
Mekong Leisure Travel JSC	Vietnam
Vietnam International Travel and Service JSC	Vietnam

Exhibit 23.1

Onestop Assurance PAC 10 Anson Road #06-15 International Plaza Singapore, 079903 ~~Email:audit@onestop-ca.com Website: www.onestop-ca.com~~
Email: contact@onestop-audit.com
Website: www.onestop-audit.com

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated March ~~26, 2024~~20, 2025 in the Registration Statement on Form S-1, under the Securities Act of 1933, with respect to the carve-out combined and consolidated balance sheets of NusaTrip Incorporated and subsidiaries (collectively, the “Company”) as of December 31, 2024 and 2023 ~~and 2022~~, the related carve-out combined and consolidated statements of operations and comprehensive income, consolidated statements of shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, ~~2023~~2024, and the related notes (collectively referred to as the “financial statements”).

We also consent to the reference to our firm under the heading “Experts” in such Registration Statement.

Onestop Assurance PAC

Singapore

~~January 15~~March 21, 2025

Exhibit 99.1

Exhibit 99.2

CHARTER OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS OF
NUSATRIP INCORPORATED

(Conditionally adopted by a board resolution dated [ ], 202_ with effect from the effective date of the registration statement of the Company)

PURPOSE

The purpose of the Audit Committee of the Board of Directors (the “Board”) of NusaTrip Incorporated (the “Company”) shall be to:

~~1~~•	provide oversight of the Company’s accounting and financial reporting processes and the audit of the Company’s financial statements;

~~3.2~~•

~~We made due inquiries as to other facts and questions of law as we deem necessary when rendering this Opinion.~~assist the Board in monitoring (i) the integrity of the Company’s financial statements, (ii) the Company’s internal accounting and financial controls, (iii) the Company’s compliance with legal and regulatory requirements, and (iv) the independent auditor’s qualifications, independence and performance; and

~~3.3~~•	~~We have conducted searches at the relevant courts and offices as set out in this Opinion.~~provide to the Board such information and materials as it may deem necessary to make the Board aware of significant financial matters that require the attention of the Board.

MEMBERSHIP REQUIREMENTS

The Audit Committee members will be appointed by, and will serve at the discretion of, the Board. The Audit Committee will consist of at least three (3) members of the Board. Members of the Audit Committee must meet the following criteria (as well as any additional criteria required by the rules of the NASDAQ Capital Market (“NASDAQ”) and Securities and Exchange Commission (the “SEC”)):

~~3.4~~•	~~In rendering this Opinion, we have, without any further enquiry or~~each member must be an independent ~~verifications, made~~director in accordance with (i) the ~~following assumptions (~~Corporate Governance Standards of the ~~“Assumptions”):~~NASDAQ, and (ii) the rules of the SEC;

•	~~(i)~~	~~all signatures, seals and chops are genuine, each signature on behalf of a party thereto is that of a person duly authorised by such party to execute the same, all documents (the “Documents”) submitted to us as originals are authentic, and all Documents submitted to us as certified or photostatic copies conform to the originals;~~each member must not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three (3) years;

•	~~(ii)~~	~~each of the parties (other than the Company) to the Documents, (a) if a legal person or other entity, is duly organized and is validly existing in good standing under the laws of its jurisdiction of organization and/or incorporation; or (b) if an individual, has full capacity for civil conduct; each of them, has full power and authority to execute, deliver and perform its/her/his obligations under such Documents to which it is a party in accordance with the laws of its jurisdiction of organization or incorporation or the laws that it/she/he is subject to;~~each member must be financially literate as determined by the Board in accordance with applicable law; and

•	~~(iii)~~	~~the Documents remain in full force and effect on the date of this Opinion and have not been revoked, amended or supplemented, and no amendments, revisions, supplements, modifications or other changes have been made, and no revocation or termination has occurred, with respect to any of such Documents after they were submitted to us for the purposes of this Opinion;~~at least one (1) member must have accounting or related financial management expertise, as the Board interprets such qualifications in its business judgment, by virtue of such member’s past employment experience in finance or accounting, requisite professional certification in finance or accounting, or any other comparable experience or background that results in such individual’s financial sophistication.

The Board may designate one (1) member of the Audit Committee as its chairperson. In the absence of that designation, the Audit Committee may designate a chairperson by majority vote of the committee members.

AUTHORITY AND RESPONSIBILITIES

•	~~(iv)~~	~~the accuracy and completeness of all factual representations, whether oral or written instructions, provided by NusaTrip to us;~~The Audit Committee shall appoint and oversee the work of the independent auditors, approve the compensation of the independent auditors, and review and, if appropriate, discharge the independent auditors. In this regard, the independent auditors shall report directly to the Audit Committee, and the Audit Committee shall have the sole authority to approve the hiring and discharging of the independent auditors, all audit engagement fees and terms and all permissible non-audit engagements with the independent auditors.

•	~~(v)~~	~~the laws of jurisdictions other than the laws of Republic of Indonesia which may be applicable to the execution, delivery, performance or enforcement of the Documents are complied with;~~The Audit Committee shall pre-approve (or, where permitted under the rules of the SEC, subsequently approve) engagements of the independent auditors to render audit services and/or establish pre-approval policies and procedures for such engagements, provided that (i) such policies and procedures are detailed as to the particular services rendered, (ii) the Audit Committee is informed of each such service, and (iii) such policies and procedures do not include delegation to management of the Audit Committee’s responsibilities under the Securities Exchange Act of 1934, as amended. The Audit Committee shall also pre-approve any non-audit services proposed to be provided to the Company by such independent auditors.

•	~~(vi)~~	~~the instructions and information provided by NusaTrip to us are true and accurate to our best belief; and~~The Audit Committee shall review the independence of the independent auditors, including (i) obtaining on a periodic basis a formal written statement from the independent auditors delineating all relationships between the independent auditors and the Company, consistent with Independence Standards Board Standard No. 1, (ii) maintaining an active dialogue with the independent auditors regarding any disclosed relationship or services that may impair the objectivity and independence of the independent auditors, and (iii) to the extent there are any such relationships, monitoring and investigating them and, if necessary, taking, or recommending to the Board that the Board take, appropriate action to oversee the independence of the independent auditors.

•	~~(vii)~~	~~there has been no change in the information contained in the latest records of NusaTrip and the companies involved made up to the issuance of this Opinion.~~The Audit Committee shall evaluate, at least annually, the independent auditors’ qualifications, performance and independence, which evaluation shall include a review and evaluation of the lead partner of the independent auditors and consideration of whether there should be rotation of the lead audit partner or the auditing firm, and take appropriate action to oversee the independence of the independent auditors.

~~Mataram Partners~~

~~Treasury Tower, 11th Floor, Unit A & B, District 8, SCBD Lot. 28,~~

~~Jl. Jend. Sudirman Kav. 52-53, Jakarta 12190~~

~~T +62 21 5010 5700~~

~~W www.mataramlaw.com~~

~~2~~•	The Audit Committee shall review, in consultation with the independent auditors, the annual audit plan and scope of audit activities and monitor such plan’s progress.

~~4.~~•	~~Opinion~~	The Audit Committee shall (i) discuss and, as appropriate, review with management and the independent auditors the Company’s annual financial statements and annual reports on Form 20-F, including the Company’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” (ii) discuss with the independent auditors any other matters required to be discussed by Statement on Auditing Standards No. 114, and (iii) recommend to the Board whether the audited financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations should be included in the Company’s Form 20-F.

~~4.1~~	~~Subject to the Assumptions and the Qualifications (as defined below), we are of the opinion that the Company’s subsidiary established in Indonesia is validly existing and in good standing under the laws of Indonesia. The Company’s subsidiary in Indonesia is operating its businesses legally and is not facing any material legal proceedings or any material legal, governmental, arbitrative proceedings, actions, decisions, demands or orders before any competent court, government agency or arbitration body in Indonesia;~~

~~4.2~~•	~~The statements set forth in the Registration Statement under the section related to “Businesss - Regulations”, in each case insofar as such statements purport to describe or summarize the Indonesia legal matters stated therein as at the date hereof, are true and accurate in all material respects, and fairly present and summarize in all material respects the Indonesia legal matters stated therein as at the date hereof; and~~The Audit Committee shall discuss with management and the independent auditors significant financial reporting issues raised and judgments made in connection with the preparation of the Company’s financial statements, including the review of (i) major issues regarding accounting principles and financial statement presentation, including any significant changes in the Company’s selection or application of accounting principles, (ii) major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies, (iii) analyses prepared by management and/or the independent auditors setting forth significant financial reporting issues raised and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements, (iv) the effect of regulatory and accounting initiatives, as well as off-balance sheet arrangements, on the Company’s financial statements, and (v) the type and presentation of information to be included in earnings press releases, as well as any financial information and earnings guidance to be provided to analysts and rating agencies, including any proposed use of “pro forma” or “adjusted” non-GAAP information.

~~4.3~~•	~~The statements set forth in the Registration Statement under the section related to “Legal Matters” are true and accurate in all material respects and that such statements constitute our Opinion.~~The Audit Committee shall receive, review and discuss reports from the independent auditors on (i) the major critical accounting policies and practices to be used, (ii) significant alternative treatments of financial information within GAAP that have been discussed with management, (iii) ramifications of the use of such alternative disclosures and treatments, (iv) any treatments preferred by the independent auditors, and (v) other material written communications between the independent auditors and management, such as any management letter or schedule of unadjusted differences.

~~5.~~•	~~Qualifications~~	The Audit Committee shall review on a regular basis with the Company’s independent auditors any problems or difficulties encountered by the independent auditors in the course of any audit work, including management’s response with respect thereto, any restrictions on the scope of the independent auditors’ activities or on access to requested information, and any significant disagreements with management. The Audit Committee shall resolve any disagreements between management and the independent auditors regarding financial reporting.

~~Our Opinion expressed above is subject to the following qualifications (the “Qualifications”):~~

~~5.1~~•	~~Our Opinion is limited to the laws of Republic of Indonesia on the date hereof. We have made no investigation of, and do not express or imply any views on, the laws of any jurisdiction other than the laws of Republic of Indonesia. Accordingly, we express or imply no opinion directly or indirectly on the laws of any jurisdiction other than the laws of Republic of Indonesia;~~The Audit Committee shall discuss with management and the independent auditors any correspondence with regulators or governmental agencies and any published reports that raise material issues regarding the Company’s financial statements or accounting policies.

~~5.2~~•	~~The laws of Republic of Indonesia referred to herein are laws and regulations publicly available and currently in force on the date hereof and there is no guarantee that any of such laws and regulations, or the interpretation or enforcement thereof, will not be changed, amended or revoked in the future with or without retrospective effect;~~The Audit Committee shall discuss guidelines and policies with respect to risk assessment and risk management.

~~5.3~~•	~~Our Opinion is subject to the effects of (a) certain legal or statutory principles affecting the enforceability of contractual rights generally under the concepts of public interest, social ethics, national security, good faith, fair dealing, and applicable statutes of limitation; (b) any circumstance in connection with formulation, execution or performance of any legal documents that would be deemed materially mistaken, clearly unconscionable, fraudulent, coercionary or concealing illegal intentions with a lawful form; (c) judicial discretion with respect to the availability of specific performance, injunctive relief, remedies or defenses, or calculation of damages; and (d) the discretion of any competent Indonesian legislative, administrative or judicial bodies in exercising their authority in Indonesia;~~The Audit Committee shall appoint the director of internal audit for the Company, approve the compensation of the director of internal audit and review and, if appropriate, discharge the director of internal audit. In this regard, the Audit Committee shall have the sole authority to approve the hiring and discharging of the director of internal audit.

~~5.4~~•	~~This Opinion is issued based on the laws of Republic of Indonesia that are currently in effect. For matters not explicitly provided under the laws of Republic of Indonesia, the future interpretation, implementation and application of the specific requirements under the laws of Republic of Indonesia are subject to the final discretion of competent Indonesian legislative, administrative and judicial authorities, and there can be no assurance that the government agencies will not ultimately take a view that is contrary to our Opinion stated above;~~The Audit Committee shall discuss with the Company’s general counsel legal matters that may have a material impact on the financial statements or the Company’s compliance procedures.

~~Mataram Partners~~

~~Treasury Tower, 11th Floor, Unit A & B, District 8, SCBD Lot. 28,~~

~~Jl. Jend. Sudirman Kav. 52-53, Jakarta 12190~~

~~T +62 21 5010 5700~~

~~W www.mataramlaw.com~~

~~3~~•	The Audit Committee shall review the adequacy and effectiveness of the Company’s internal control policies and procedures on a regular basis, including the responsibilities, budget and staffing of the Company’s audit function, as well as the need for any special audit procedures in response to material control deficiencies, through inquiry and discussions with the Company’s independent auditors and management. In addition, the Audit Committee shall review the reports prepared by management, and attested to by the Company’s independent auditors, assessing the adequacy and effectiveness of the Company’s internal controls and procedures, prior to the inclusion of such reports in the Company’s periodic filings as required under SEC rules. The Audit Committee shall review disclosure regarding the Company’s internal controls that are required to be included in SEC reports.

~~5.5~~•	~~We may rely, as to matters of fact (but not as to legal conclusions), to the extent we deem proper, on certificates and confirmations of responsible officers of NusaTrip and searches conducted in Indonesia;~~The Audit Committee shall establish procedures for receiving, retaining and treating complaints received by the Company regarding accounting, internal accounting controls or auditing matters and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

~~5.6~~•	~~This Opinion is intended to be used in the context which is specifically referred to herein. It should be read as a whole and each paragraph of the Opinion should not be read independently; and~~The Audit Committee shall review, approve and monitor the portions of the Company’s code of ethics applicable to its senior financial officers.

~~5.7~~•	~~As used in this Opinion, the expression with reference to matters of fact refers to the current actual knowledge of the counsel of this firm who have worked on matters for NusaTrip in connection with the Offering and the Transaction contemplated thereunder. We have not undertaken any independent investigation to determine the existence or absence of any fact, and no inference as to our knowledge of the existence or absence of any fact should be drawn from our representation of NusaTrip or the rendering of this Opinion.~~The Audit Committee shall review and approve in advance any proposed related party transaction.

~~6.~~•	~~Consent~~	The Audit Committee shall oversee compliance with the SEC requirements for disclosure of auditor’s services and Audit Committee member qualifications and activities.

~~We hereby consent to the use of this Opinion in, and the filing hereof as an exhibit to, the Registration Statement, and to the reference to our name in such Registration Statement. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under the applicable regulations, or the regulations promulgated thereunder.~~

~~Yours faithfully,~~•	The Audit Committee shall make regular reports to the Board, which reports shall include any issues that arise with respect to the quality or integrity of the Company’s financial statements, the Company’s compliance with legal or regulatory requirements, the performance and independence of the Company’s independent auditors.

~~Mataram Partners~~

~~/s/ Mataram Partners~~
~~Andi Zulfikar~~

~~Mataram Partners~~

~~Treasury Tower, 11th Floor, Unit A & B, District 8, SCBD Lot. 28,~~

~~Jl. Jend. Sudirman Kav. 52-53, Jakarta 12190~~

~~T +62 21 5010 5700~~

~~W www.mataramlaw.com~~

~~4~~•	The Audit Committee shall set hiring policies with regard to employees and former employees of the Company’s independent auditor.

•	The Audit Committee shall review and reassess the adequacy and scope of this Charter annually and recommend any proposed changes to the Board for approval.

•	At least annually, the Audit Committee shall evaluate its performance.

•	The Audit Committee shall have the authority to engage independent counsel and other advisers, as it determines necessary to carry out its duties. The Company shall provide for appropriate funding, as determined by the Audit Committee, for payment of (i) compensation to the independent auditors engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services for the Company, (ii) compensation to any advisers employed by the Audit Committee, and (iii) ordinary administrative expenses of the Audit Committee that are necessary or appropriate for carrying out its duties.

•	Periodically, the Audit Committee shall meet separately with the Company’s management, with internal auditors (or other personnel responsible for the internal audit function) and with the independent auditors.

•	The Audit Committee may form subcommittees for any purpose that the Audit Committee deems appropriate and may delegate to such subcommittees such power and authority as the Audit Committee deems appropriate. The Audit Committee shall not delegate to a subcommittee any power or authority required by law, regulation or listing standard to be exercised by the Audit Committee as a whole.

•	The Audit Committee will set its own schedule of meetings and will meet at least quarterly, with the option of holding additional meetings at such times as it deems necessary. The Audit Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

•	The Audit Committee shall perform such other functions as assigned by law, the Company’s articles of association or the Board.

LIMITATION OF AUDIT COMMITTEE’S ROLE

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete, accurate and in accordance with GAAP and applicable rules and regulations. These are the responsibilities of management and the independent auditors.

It is recognized that the members of the Audit Committee are not full-time employees of the Company, that it is not the duty or responsibility of the Audit Committee or its members to conduct “field work” or other types of auditing or accounting reviews or procedures or to set auditor independence standards, and that each member of the Audit Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Company from which the Audit Committee receives information, and (ii) the accuracy of the financial and other information provided to the Audit Committee, in either instance absent actual knowledge to the contrary.

Exhibit 99.3

CHARTER OF THE COMPENSATION COMMITTEE

OF THE BOARD OF DIRECTORS OF

NUSATRIP INCORPORATED

(Conditionally adopted by a board resolution dated [ ], 202_ with effect from the effective date of the registration statement of the Company)

PURPOSE

The purpose of the Compensation Committee of the Board of Directors (the “Board”) of NusaTrip Incorporated (the “Company”) shall be to discharge the Board’s responsibilities relating to compensation of the Company’s directors and executive officers. The Compensation Committee has overall responsibility for evaluating and approving the Company’s compensation plans, policies and programs. The Compensation Committee shall undertake the specific responsibilities and duties set forth in this Charter and such other duties as the Board may from time to time prescribe.

MEMBERSHIP REQUIREMENTS

The Compensation Committee members will be appointed by the Board. The Compensation Committee shall consist of at least three (3) members of the Board. Members of the Compensation Committee must meet the following criteria (as well as any additional criteria required by the rules of the NASDAQ Capital Market (“NASDAQ”) and Securities and Exchange Commission (the “SEC”)):

●	each member must be an independent director in accordance with (i) the Corporate Governance Standards of the NASDAQ, and (ii) the rules of the SEC; and

●	each member must (i) be a “Non-employee Director” for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and (ii) satisfies the requirements of an “outside director” for purposes of Section 162(m) of the Internal Revenue Code.

The members of the Compensation Committee shall serve until such member’s successor is duly elected and qualified or until such member’s earlier resignation or removal. The members of the Compensation Committee may be removed, with or without cause, by a majority vote of the Board. The Board may designate one (1) member of the Compensation Committee as its chairperson.

MEETINGS

The Compensation Committee shall meet at least annually, and more often as it deems appropriate to fulfill the responsibilities set forth in this Charter. The Compensation Committee may establish its own schedule, which it shall provide to the Board in advance.

AUTHORITY AND RESPONSIBILITIES

●	The Compensation Committee shall review and approve the corporate goals and objectives relevant to the Chief Executive Officer’s and other executive officers’ compensation.

●	The Compensation Committee shall evaluate the performance of the Chief Executive Officer and other executive officers of the Company and, based on such evaluation, review and recommend to the full Board, the annual salary, bonus, stock options and other benefits, direct and indirect, of the Chief Executive Officer and other executive officers. The Chief Executive Officer may not be present during voting or deliberations on her compensation.

●	The Compensation Committee shall review and recommend to the full Board compensation of directors, as well as director’s and officer’s indemnification and insurance matters.

●	The Compensation Committee shall review and make recommendations to the Board with respect to the Company’s incentive-compensation plans and equity-based plans, and oversee the activities of the individuals responsible for administering those plans.

●	The Compensation Committee shall cause to be prepared, and then review and approve, the annual report on executive compensation for inclusion in the Company’s proxy statement, pursuant to and in accordance with applicable rules and regulations of the SEC.

●	The Compensation Committee shall retain or obtain the advice of a compensation consultant, if needed.

●	The Compensation Committee shall report regularly to the Board including with respect to:

(a) such other matters as are relevant to the Compensation Committee’s discharge of its responsibilities; and

(b) such recommendations as the Compensation Committee may deem appropriate.

●	The Compensation Committee shall maintain minutes or other records of meetings and activities of the Compensation Committee.

●	The Compensation Committee shall review and reassess this Charter annually.

This above list of responsibilities is presented for illustrative purposes and is not intended to be exhaustive. The Compensation Committee may conduct additional activities as appropriate in light of changing business, legislative, regulatory, legal or other conditions. The Compensation Committee shall also fulfill other responsibilities delegated to it from time to time by the Board.

Exhibit 99.4

CHARTER OF THE NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

OF THE BOARD OF DIRECTORS OF

NUSATRIP INCORPORATED

(Conditionally adopted by a board resolution dated [ ], 202_ with effect from the effective date of the registration statement of the Company)

PURPOSE

The purpose of the Nominating and Corporate Governance Committee (the “Committee”) of the Board of Directors (the “Board”) of NusaTrip Incorporated (the “Company”) shall be to:

●	identify individuals qualified to become Board members consistent with criteria approved by the Board;

●	recommend that the Board select the director nominees for the next annual meeting of shareholders;

●	develop and recommend to the Board a set of Corporate Governance Guidelines; and

●	oversee the evaluation of the Board and management.

MEMBERSHIP REQUIREMENTS

The Committee members must be appointed and may be removed, with or without cause, by the Board. The Committee shall consist of at least three (3) members of the Board, each of whom must an independent director in accordance with (i) the Corporate Governance Standards of NASDAQ Capital Market, and (ii) the rules of the SEC. The Board may designate one (1) member of the Committee as its chairperson. In the absence of that designation, the Committee may designate a chairperson by majority vote of the committee members.

AUTHORITY AND RESPONSIBILITIES

●	The Committee shall identify individuals qualified to become members of the Board and ensure that the Board has the requisite expertise and that its membership consists of persons with sufficiently diverse and independent backgrounds. The Committee shall also recommend to the Board the nominees for election to the Board at the next annual meeting of shareholders.

●	The criteria to be used by the Committee in recommending directors and by the Board in nominating directors are as set forth in the Corporate Governance Guidelines.

●	The Committee shall annually review the Board committee structure and recommend to the Board for its approval directors to serve as members of each committee.

●	The Committee shall develop and recommend to the Board the Corporate Governance Guidelines. The Committee shall, from time to time as it deems appropriate, review and reassess the adequacy of such guidelines and recommend any proposed changes to the Board for approval.

●	The Committee shall review the Company’s Code of Conduct and Business Ethics, and shall, from time to time as deems appropriate, make any changes it deems necessary. Any changes will be recommended to the Board for its approval.

●	The Committee shall oversee the annual self-evaluations of the Board and may assist the Board (and/or its other committees) in periodically reviewing the performance of the Company’s officers.

●	The Committee may make recommendations to the Board regarding governance matters, including, but not limited to, the Company’s certificate of incorporation, bylaws, and the charters of the Company’s other committees.

●	The Committee shall report regularly to the Board regarding the activities of the Committee.

●	The Committee shall at least annually perform an evaluation of the performance of the Committee.

●	The Committee shall periodically review and reassess this Charter and submit any recommended changes to the Board for its consideration.

The Committee has the authority to establish its own rules and procedures for notice and conduct of its meetings so long as they are not inconsistent with any provisions of the Company’s bylaws that are applicable to the Committee.

The Committee has sole authority to retain and terminate any search firm to be used to identify director candidates, including sole authority to approve such search firm’s fees and other retention terms. The Committee has the authority to retain any other advisors that the Committee believes to be desirable and appropriate and has the authority to approve related fees and retention terms.

In addition to the duties and responsibilities expressly delegated to the Committee in this Charter, the Committee may exercise any other powers and carry out any other responsibilities consistent with this Charter, the purposes of the Committee, and the Company’s bylaws.

In fulfilling its responsibilities, the Committee has the authority to delegate any or all of its responsibilities to a subcommittee of the Committee.

Exhibit 99.5

NusaTrip Incorporated

(“the Company”)

CLAWBACK POLICY

Introduction

The Board of Directors of the Company (the “Board”) believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy. The Board has therefore adopted this policy which provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws (the “Policy”). This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934 (the “Exchange Act”).

Administration

This Policy shall be administered by the Board or, if so designated by the Board, the Compensation Committee, in which case references herein to the Board shall be deemed references to the Compensation Committee. Any determinations made by the Board shall be final and binding on all affected individuals.

Covered Executives

This Policy applies to the Company’s current and former executive officers, as determined by the Board in accordance with Section 10D of the Exchange Act and the listing standards of the national securities exchange on which the Company’s securities are listed, and such other senior executives/employees who may from time to time be deemed subject to the Policy by the Board (“Covered Executives”).

Recoupment; Accounting Restatement

In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, the Board will require reimbursement or forfeiture of any excess Incentive Compensation received by any Covered Executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement.

Incentive Compensation

For purposes of this Policy, Incentive Compensation means any of the following; provided that, such compensation is granted, earned, or vested based wholly or in part on the attainment of a financial reporting measure:

●	Annual bonuses and other short- and long-term cash incentives.
●	Stock options.
●	Stock appreciation rights.
●	Restricted stock.
●	Restricted stock units.
●	Performance shares.
●	Performance units.

Financial reporting measures include:

●	Company stock price.
●	Total shareholder return.
●	Revenues.
●	Net income.
●	Earnings before interest, taxes, depreciation, and amortization (EBITDA).
●	Funds from operations.
●	Liquidity measures such as working capital or operating cash flow.
●	Return measures such as return on invested capital or return on assets.
●	Earnings measures such as earnings per share.

Excess Incentive Compensation: Amount Subject to Recovery

The amount to be recovered will be the excess of the Incentive Compensation paid to the Covered Executive based on the erroneous data over the Incentive Compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the Board.

If the Board cannot determine the amount of excess Incentive Compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement.

Method of Recoupment

The Board will determine, in its sole discretion, the method for recouping Incentive Compensation hereunder which may include, without limitation:

(a) requiring reimbursement of cash Incentive Compensation previously paid;

(b) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;

(c) offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive;

(d)) cancelling outstanding vested or unvested equity awards; and/or

(e) taking any other remedial and recovery action permitted by law, as determined by the Board.

No Indemnification

The Company shall not indemnify any Covered Executives against the loss of any incorrectly awarded Incentive Compensation.

Interpretation

The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the Securities and Exchange Commission or any national securities exchange on which the Company’s securities are listed.

Effective Date

This Policy shall be effective as of the date it is adopted by the Board (the “Effective Date”) and shall apply to Incentive Compensation that is approved, awarded or granted to Covered Executives on or after that date.

Amendment; Termination

The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect final regulations adopted by the Securities and Exchange Commission under Section 10D of the Exchange Act and to comply with any rules or standards adopted by a national securities exchange on which the Company’s securities are listed. The Board may terminate this Policy at any time.

Other Recoupment Rights

The Board intends that this Policy will be applied to the fullest extent of the law. The Board may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

Impracticability

The Board shall recover any excess Incentive Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Board in accordance with Rule 10D-1 of the Exchange Act and the listing standards of the national securities exchange on which the Company’s securities are listed.

Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

Exhibit 99.6

NUSATRIP INCORPORATED

Statement of Policy Concerning Trading in Company Securities

(Conditionally adopted by a board resolution dated [ ], 202_ with effect from the effective date of the registration statement of the Company)

I. Summary of Policy Concerning Trading in Company Securities	1
II. The Use of Inside Information in Connection with Trading in Securities	1
A. General Rule.	1
B. Who Does the Policy Apply To?	2
C. Other Companies’ Stock.	3
D. Hedging and Derivatives.	3
E. Pledging of Securities, Margin Accounts.	3
F. General Guidelines.	3
G. Applicability of U.S. Securities Laws to International Transactions.	5
III. Other Limitations on Securities Transactions	6
A. Public Resales – Rule 144.	6
B. Private Resales.	7
C. Restrictions on Purchases of Company Securities.	7
D. Filing Requirements.	7

I. SUMMARY OF POLICY CONCERNING TRADING IN COMPANY SECURITIES

It is the policy of NusaTrip Incorporated and its subsidiaries and consolidated affiliated entities (collectively, the “Company”) that it will, without exception, comply with all applicable laws and regulations in conducting its business. Each employee, each executive officer and each director is expected to abide by this policy. When carrying out Company business, employees, executive officers and directors must avoid any activity that violates applicable laws or regulations. In order to avoid even an appearance of impropriety, the Company’s directors, officers and certain other employees are subject to pre-approval requirements and other limitations on their ability to enter into transactions involving the Company’s securities. Although these limitations do not apply to transactions pursuant to written plans for trading securities that comply with Rule 10b5-1 under the Securities Exchange Act of 1934 (the “Exchange Act”), the entry into, amendment or termination of any such written trading plan is subject to pre-approval requirements and other limitations.

II. THE USE OF INSIDE INFORMATION IN CONNECTION WITH TRADING IN SECURITIES

A. General Rule.

The U.S. securities laws regulate the sale and purchase of securities in the interest of protecting the investing public. U.S. securities laws give the Company, its officers and directors, and other employees the responsibility to ensure that information about the Company is not used unlawfully in the purchase and sale of securities.

All employees, executive officers and directors should pay particularly close attention to the laws against trading on “inside” information. These laws are based upon the belief that all persons trading in a company’s securities should have equal access to all “material” information about that company. Information is considered to be “material” if its disclosure would be reasonably likely to affect (1) an investor’s decision to buy or sell the securities of the company to which the information relates, or (2) the market price of that company’s securities. While it is not possible to identify in advance all information that will be deemed to be material, some examples of such information would include the following: earnings; financial results or projections; dividend actions; mergers and acquisitions; capital raising and borrowing activities; major dispositions; major new customers, projects or products; significant advances in product development; new technologies; major personnel changes in management or change in control; expansion into new markets; unusual gains or losses in major operations; major litigation or legal proceedings; granting of stock options; and major sales and marketing changes. When doubt exists, the information should be presumed to be material. If you are unsure whether information of which you are aware is inside information, you should consult with the Company’s Chief Financial Officer.  No individuals other than specifically authorized personnel may release material information to the public or respond to inquiries from the media, analysts or others. If you are contacted by the media or by a research analyst seeking information about the Company and if you have not been expressly authorized by the Company’s Chief Financial Officer to provide information to the media or to analysts, you should refer the call to the Chief Financial Officer.  On occasion, it may be necessary for legitimate business reasons to disclose inside information to outside persons. Such persons might include investment bankers, lawyers, auditors or other companies seeking to engage in a potential transaction with the Company. In such circumstances, the information should not be conveyed until an express understanding has been reached that such information is not to be used for trading purposes and may not be further disclosed other than for legitimate business reasons.  For example, if an employee, an executive officer or a director of a company knows material non-public financial information, that employee, executive officer or director is prohibited from buying or selling shares in the company until the information has been disclosed to the public. This is because the employee, executive officer or director knows information that will probably cause the share price to change, and it would be unfair for the employee or director to have an advantage (knowledge that the share price will change) that the rest of the investing public does not have. In fact, it is more than unfair; it is considered to be fraudulent and illegal. Civil and criminal penalties for this kind of activity are severe.

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The general rule can be stated as follows: It is a violation of federal securities laws for any person to buy or sell securities if he or she is in possession of material inside information. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision. It is inside information if it has not been publicly disclosed in a manner making it available to investors generally on a broad-based non-exclusionary basis. Furthermore, it is illegal for any person in possession of material inside information to provide other people with such information or to recommend that they buy or sell the securities. (This is called “tipping”). In that case, they may both be held liable.

The Securities and Exchange Commission (the “SEC”), the stock exchanges and plaintiffs’ lawyers focus on uncovering insider trading. A breach of the insider trading laws could expose the insider to criminal fines up to three times the profits earned and imprisonment up to ten years, in addition to civil penalties (up to three times of the profits earned), and injunctive actions. In addition, punitive damages may be imposed under applicable state laws. Securities laws also subject controlling persons to civil penalties for illegal insider trading by employees, including employees located outside the United States. Controlling persons include directors, officers, and supervisors. These persons may be subject to fines up to the greater of $1,000,000 or three times profit (or loss avoided) by the insider trader.

Inside information does not belong to the individual directors, officers or other employees who may handle it or otherwise become knowledgeable about it. It is an asset of the Company. For any person to use such information for personal benefit or to disclose it to others outside the Company violates the Company’s interests. More particularly, in connection with trading in the Company’s securities, it is a fraud against members of the investing public and against the Company.

All directors, executive officers and employees of the Company must observe these policies at all times. Your failure to do so will be grounds for internal disciplinary action, up to and including termination of your employment or directorship.

B. Who Does the Policy Apply To?

The prohibition against trading on inside information applies to directors, officers and all other employees, and to other people who gain access to that information. The prohibition applies to both domestic and international employees of the Company and its subsidiaries. Because of their access to confidential information on a regular basis, Company policy subjects its directors and certain employees (the “Window Group”) to additional restrictions on trading in Company securities. The restrictions for the Window Group are discussed in Section F below. In addition, directors and certain employees with inside knowledge of material information may be subject to ad hoc restrictions on trading from time to time.

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C. Other Companies’ Stock.

Employees, executive officers and directors who learn material information about suppliers, customers, or competitors through their work at the Company, should keep it confidential and not buy or sell stock in such companies until the information becomes public. Employees, executive officers and directors should not give tips about such stock.

D. Hedging and Derivatives.

Employees, executive officers and directors are prohibited from engaging in any hedging transactions (including transactions involving options, puts, calls, prepaid variable forward contracts, equity swaps, collars and exchange funds or other derivatives) that are designed to hedge or speculate on any change in the market value of the Company’s equity securities.

Trading in options or other derivatives is generally highly speculative and very risky. People who buy options are betting that the stock price will move rapidly. For that reason, when a person trades in options in his or her employer’s stock, it will arouse suspicion in the eyes of the SEC that the person was trading on the basis of inside information, particularly where the trading occurs before a company announcement or major event. It is difficult for an employee, executive officer or director to prove that he or she did not know about the announcement or event.

If the SEC or the NYSE were to notice active options trading by one or more employees, executive officers or directors of the Company prior to an announcement, they would investigate. Such an investigation could be embarrassing to the Company (as well as expensive), and could result in severe penalties and expense for the persons involved. For all of these reasons, the Company prohibits its employees, executive officers and directors from trading in options or other derivatives involving the Company’s stock. This policy does not pertain to employee stock options granted by the Company. Employee stock options cannot be traded.

E. Pledging of Securities, Margin Accounts.

Pledged securities may be sold by the pledgee without the pledgor’s consent under certain conditions. For example, securities held in a margin account may be sold by a broker without the customer’s consent if the customer fails to meet a margin call. Because such a sale may occur at a time when an employee, executive officer or a director has material inside information or is otherwise not permitted to trade in Company securities, the Company prohibits employees, executive officers and directors from pledging Company securities in any circumstance, including by purchasing Company securities on margin or holding Company securities in a margin account.

F. General Guidelines.

The following guidelines should be followed in order to ensure compliance with applicable antifraud laws and with the Company’s policies:

1.    Nondisclosure. Material inside information must not be disclosed to anyone, except to persons within the Company whose positions require them to know it. Tipping refers to the transmission of inside information from an insider to another person. Sometimes this involves a deliberate conspiracy in which the tipper passes on information in exchange for a portion of the “tippee’s” illegal trading profits. Even if there is no expectation of profit, however, a tipper can have liability if he or she has reason to know that the information may be misused. Tipping inside information to another person is like putting your life in that person’s hands. So the safest choice is: Don’t tip.

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2.    Trading in Company Securities. No employee, executive officer or director should place a purchase or sale order, or recommend that another person place a purchase or sale order in the Company’s securities when he or she has knowledge of material information concerning the Company that has not been disclosed to the public. This includes orders for purchases and sales of stock and convertible securities, including engaging in any “short sales” of the Company’s securities. The exercise of employee stock options is not subject to this policy. However, stock that was acquired upon exercise of a stock option will be treated like any other stock, and may not be sold by an employee who is in possession of material inside information. Any employee, executive officer or director who possesses material inside information should wait until the start of the third business day after the information has been publicly released before trading.

3.    Avoid Speculation. Investing in the Company’s common stock provides an opportunity to share in the future growth of the Company. But investment in the Company and sharing in the growth of the Company does not mean short range speculation based on fluctuations in the market. Such activities put the personal gain of the employee, executive officer or director in conflict with the best interests of the Company and its stockholders. Although this policy does not mean that employees, executive officers or directors may never sell shares, the Company encourages employees, executive officers and directors to avoid frequent trading in Company stock. Speculating in Company stock is not part of the Company culture.

4.    Trading in Other Securities. No employee, executive officer or director should place a purchase or sale order, or recommend that another person place a purchase or sale order, in the securities of another corporation (such as a supplier, an acquisition target or a competitor), if the employee, executive officer or director learns in the course of his or her employment confidential information about the other corporation that is likely to affect the value of those securities. For example, it would be a violation of the securities laws if an employee, executive officer or director learned through Company sources that the Company intended to purchase assets from a company, and then placed an order to buy or sell stock in that other company because of the likely increase or decrease in the value of its securities.

5.    Restrictions on the Window Group. The Window Group consists of (i) directors, executive officers and vice presidents of the Company and their assistants and household members, (ii) subset of employees in the financial reporting, business development or legal groups and (iii) such other persons as may be designated from time to time and informed of such status by the Company’s Chief Financial Officer and general counsel or an officer with similar duties and responsibilities of the Company (the “General Counsel”). The Window Group is subject to the following restrictions on trading in Company securities:

•	trading is permitted from the start of the third business day following the release of the Company’s interim and annual earnings until the 16th calendar day of the last month of the then current fiscal period (the “Window”), subject to the restrictions below;
•	all trades are subject to prior review;
•	The Window Group must submit a request for approval in a form set forth in Annex B hereto from the Company’s Chief Financial Officer and General Counsel before making any trade in Company Securities; requests for approval of trades by the Chief Financial Officer and General Counsel should be submitted to the Chief Executive Officer;
•	no trading is permitted outside the Window except for reasons of exceptional personal hardship and subject to prior review by the Chief Financial Officer and General Counsel; provided that, if one of these individuals wishes to trade outside the Window, it shall be subject to prior review by the other; and
•	individuals in the Window Group are also subject to the general restrictions on all employees.

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Note that at times Chief Financial Officer and the General Counsel may determine that no trades may occur even during the Window when clearance is requested. No reasons may be provided and the closing of the Window itself may constitute material inside information that should not be communicated.

The foregoing Window Group restrictions do not apply to transactions pursuant to written plans for trading securities that comply with Rule 10b5-1 under the Exchange Act (“10b5-1 Plans”) described in Annex A hereto. However, Window Group members may not enter into, amend or terminate a 10b5-1 Plan relating to Company securities without the prior approval of Chief Financial Officer and the General Counsel, which will only be given during a Window period.

The Company from time to time may also impose an ad hoc trading freeze on all officers, directors, and other members of the Window Group due to significant unannounced corporate developments. These trading freezes may vary in length.

Executive officers, directors or any other member of the Window Group must promptly report to the Chief Financial Officer and General Counsel any transaction in any of the Company’s securities by his or her or any of their respective assistants or family members other than transactions made pursuant to an approved 10b5-1 Plan (as defined below).

In summary, every employee of the Company is subject to trading restrictions when in possession of inside information regarding the Company. In addition, officers, directors, and other members of the Window Group are subject to paragraph 5 above restricting their trading to window periods and requiring pre-clearance.

You must promptly report to the chief financial officer and the general counsel any trading in the company’s securities by anyone or disclosure of inside information by COMPANY personnel that you have reason to believe may violate this Policy or the securities laws of the United States.

G. Applicability of U.S. Securities Laws to International Transactions.

All employees of the Company’ and its subsidiaries are subject to the restrictions on trading in Company securities and the securities of other companies. The U.S. securities laws may be applicable to the securities of the Company’s subsidiaries or affiliates, even if they are located outside the United States. Transactions involving securities of PRC subsidiaries or affiliates should be carefully reviewed by counsel for compliance not only with applicable PRC law but also for possible application of U.S. securities laws.

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III. OTHER LIMITATIONS ON SECURITIES TRANSACTIONS

A. Public Resales – Rule 144.

The U.S. Securities Act (the “Securities Act”) requires every person who offers or sells a security to register such transaction with the SEC unless an exemption from registration is available. Rule 144 under the Securities Act is the exemption typically relied upon for (i) public resales by any person of “restricted securities” (i.e., unregistered securities acquired in a private offering or sale) and (ii) public resales by directors, officers and other control persons of a company (known as “affiliates”) of any of the Company’s securities, whether restricted or unrestricted.

The exemption in Rule 144 may only be relied upon if certain conditions are met. These conditions vary based upon whether the Company has been subject to the SEC’s reporting requirements for 90 days (and is therefore a “reporting company” for purposes of the rule) and whether the person seeking to sell the securities is an affiliate or not.

1. Holding Period. Restricted securities issued by a reporting company (i.e., a company that has been subject to the SEC’s reporting requirements for at least 90 days) must be held and fully paid for a period of six months prior to their sale. Restricted securities issued by a non-reporting company are subject to a one-year holding period. The holding period requirement does not apply to securities held by affiliates that were acquired either in the open market or in a public offering of securities registered under the Securities Act. Generally, if the seller acquired the securities from someone other than the Company or an affiliate of the Company, the holding period of the person from whom the seller acquired such securities can be “tacked” to the seller’s holding period in determining if the holding period has been satisfied.

2. Current Public Information. Current information about the Company must be publicly available before the sale can be made. The Company’s periodic reports filed with the SEC ordinarily satisfy this requirement. If the seller is not an affiliate of the Company issuing the securities (and has not been an affiliate for at least three months) and one year has passed since the securities were acquired from the issuer or an affiliate of the issuer (whichever is later), the seller can sell the securities without regard to the current public information requirement.

Rule 144 also imposes the following additional conditions on sales by persons who are “affiliates.” A person or entity is considered an “affiliate,” and therefore subject to these additional conditions, if it is currently an affiliate or has been an affiliate within the previous three months:

3. Volume Limitations. The amount of debt securities which can be sold by an affiliate during any three-month period cannot exceed 10% of a tranche (or class when the securities are non-participatory preferred stock), together with all sales of securities of the same tranche sold for the account of the affiliate. The amount of equity securities that can be sold by an affiliate during any three-month period cannot exceed the greater of (i) one percent of the outstanding shares of the class or (ii) the average weekly reported trading volume for shares of the class during the four calendar weeks preceding the time the order to sell is received by the broker or executed directly with a market maker.

4. Manner of Sale. Equity securities held by affiliates must be sold in unsolicited brokers’ transactions, directly to a market-maker or in riskless principal transactions.

5. Notice of Sale. An affiliate seller must file a notice of the proposed sale with the SEC at the time the order to sell is placed with the broker, unless the amount to be sold neither exceeds 5,000 shares nor involves sale proceeds greater than $50,000. See “Filing Requirements”.

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Bona fide gifts are not deemed to involve sales of shares for purposes of Rule 144, so they can be made at any time without limitation on the amount of the gift. Donees who receive restricted securities from an affiliate generally will be subject to the same restrictions under Rule 144 that would have applied to the donor, depending on the circumstances.

B. Private Resales.

Directors and officers also may sell securities in a private transaction without registration. Although there is no statutory provision or SEC rule expressly dealing with private sales, the general view is that such sales can safely be made by affiliates if the party acquiring the securities understands he is acquiring restricted securities that must be held for at least six months (if issued by a reporting company that meets the current public information requirements) or one-year (if issued by a non-reporting company) before the securities will be eligible for resale to the public under Rule 144. Private resales raise certain documentation and other issues and must be reviewed in advance by the Company’s General Counsel.

C. Restrictions on Purchases of Company Securities.

In order to prevent market manipulation, the SEC adopted Regulation M under the U.S. Exchange Act. Regulation M generally restricts the Company or any of its affiliates from buying Company stock, including as part of a share buyback program, in the open market during certain periods while a distribution, such as a public offering, is taking place. You should consult with the Company’s General Counsel, if you desire to make purchases of Company stock during any period that the Company is making conducting an offering or buying shares from the public.

D. Filing Requirements.

1.    Schedule 13D and 13G. Section 13(d) of the Exchange Act requires the filing of a statement on Schedule 13D (or on Schedule 13G, in certain limited circumstances) by any person or group which acquires beneficial ownership of more than five percent of a class of equity securities registered under the Exchange Act. The threshold for reporting is met if the stock owned, when coupled with the amount of stock subject to options exercisable within 60 days, exceeds the five percent limit.

A report on Schedule 13D is required to be filed with the SEC and submitted to the Company within ten days after the reporting threshold is reached. If a material change occurs in the facts set forth in the Schedule 13D, such as an increase or decrease of one percent or more in the percentage of stock beneficially owned, an amendment disclosing the change must be filed promptly. A decrease in beneficial ownership to less than five percent is per se material and must be reported.

A limited category of persons (such as banks, broker-dealers and insurance companies) may file on Schedule 13G, which is a much abbreviated version of Schedule 13D, as long as the securities were acquired in the ordinary course of business and not with the purpose or effect of changing or influencing the control of the issuer. A report on Schedule 13G is required to be filed with the SEC and submitted to the Company within 45 days after the end of the calendar year in which the reporting threshold is reached.

A person is deemed the beneficial owner of securities for purposes of Section 13(d) if such person has or shares voting power (i.e., the power to vote or direct the voting of the securities) or dispositive power (i.e., the power to sell or direct the sale of the securities). A person filing a Schedule 13D or 13G may disclaim beneficial ownership of any securities attributed to him or her if he or she believes there is a reasonable basis for doing so.

2.    Form 144. As described above under the discussion of Rule 144, an affiliate seller relying on Rule 144 must file a notice of proposed sale with the SEC at the time the order to sell is placed with the broker unless the amount to be sold during any three-month period neither exceeds 5,000 shares nor involves sale proceeds greater than $50,000.

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Annex A

Overview of 10b5-1 Plans

Under Rule 10b5-1, large stockholders, directors, officers and other insiders who regularly possess material nonpublic information (MNPI) but who nonetheless wish to buy or sell stock may establish an affirmative defense to an illegal insider trading charge by adopting a written plan to buy or sell at a time when they are not in possession of MNPI. A 10b5-1 plan typically takes the form of a contract between the insider and his or her broker.

The plan must be entered into at a time when the insider has no MNPI about the company or its securities (even if no trades will occur until after the release of the MNPI). The plan must:

1. specify the amount, price (which may include a limit price) and specific dates of purchases or sales; or

2. include a formula or similar method for determining amount, price and date; or

3. give the broker the exclusive right to determine whether, how and when to make purchases and sales, as long as the broker does so without being aware of MNPI at the time the trades are made.

Under the first two alternatives, the 10b5-1 plan cannot give the broker any discretion as to trade dates. As a result, a plan that requests the broker to sell 1,000 shares per week would have to meet the requirements under the third alternative. On the other hand, under the second alternative, the date may be specified by indicating that trades should be made on any date on which the limit price is hit. The affirmative defense is only available if the trade is in fact made pursuant to the preset terms of the10b5-1 plan (unless the terms are revised at a time when the insider is not aware of any MNPI and could therefore enter into a new plan). Trades are deemed not to have been made pursuant to the plan if the insider later enters into or alters a corresponding or hedging transaction or position with respect to the securities covered by the plan (although hedging transactions could be part of the plan itself).

Guidelines for 10b5-1 Plans

When can a plan be adopted or amended? Because Rule 10b5-1 prohibits an insider from adopting or amending a plan while in possession of MNPI, allegations of insider trading despite the existence of a 10b5-1 plan are likely to focus on what was known at the time of plan adoption or amendment. It is recommended that companies permit an executive to adopt or amend a 10b5-1 plan only when the executive can otherwise buy or sell securities under the company’s insider trading policy, such as during an open window immediately after the announcement of quarterly earnings.

Should a plan impose a waiting period before trading can begin? Because an insider cannot have MNPI when a plan is adopted or amended, Rule 10b5-1 does not require the plan to include a waiting period before trading can begin. And importantly, including a waiting period (even a lengthy delay) will not correct the fatal flaw of adopting or amending a plan while in possession of MNPI. Many companies, however, require 10b5-1 plans to include a waiting period as a matter of risk management, in order to decrease the likelihood of the scrutiny that can occur when an executive’s trading activity suddenly commences before material news is announced. Practice varies as to length (anywhere from 10 days to the next open window), although the rationale for including a waiting period is usually stronger when the period is long enough to be able to say that any information currently in the insider’s possession should either be stale or public by the time trading commences. This has no bearing on the effectiveness of a 10b5-1 plan, but a longer delay can, as a matter of optics, help an insider demonstrate that he or she was not motivated to make trades by nonpublic information available at the time of plan adoption or amendment.

Should adoption of a plan be announced publicly? Generally speaking, there is no requirement to publicly disclose the adoption, amendment or termination of a 10b5-1 plan, although in some cases public announcement may be advisable due to the identity of the insider, the magnitude of the plan, or other special factors. That said, announcing the adoption of a 10b5-1 plan may be a useful way to head off future public relations issues, since announcing a plan’s adoption prepares the market and should help investors understand the reasons for insider sales when trades are later reported. If a company decides to announce the adoption of a 10b5-1 plan, we do not generally recommend disclosing plan details, other than, perhaps, the aggregate number of shares involved; this is to diminish the ability of market professionals to front-run the insider’s transactions. It is unusual to announce the suspension or termination of a plan.

What else should we consider when amending or modifying a plan? As noted above, an insider may only modify or amend a 10b5-1 plan when he or she is not in possession of MNPI. Even if an insider is not in possession of MNPI at the time of amendment, a pattern of amending or modifying one’s plan raises the question of whether the insider is using the plan as a legitimate tool to diversify his or her risk exposure and monetize assets, or as a way to opportunistically step in and out of the market. Because Rule 10b5-1 provides an affirmative defense but not a safe harbor, insiders and their companies should be aware that the effectiveness of the affirmative defense could be diminished by a pattern of plan amendments and modifications.

Can a plan be terminated or suspended? Unlike amending a plan, a 10b5-1 plan may legally be terminated before its predetermined end date even though the insider is in possession of MNPI (although some brokers’ forms prohibit this as a contractual matter). Because plan sales shortly before the announcement of bad news can generate unwanted attention, an insider may decide to terminate a plan in the face of an impending negative announcement, even though as a technical matter the affirmative defense would be expected to cover the sales. On the other hand, terminating a selling plan before an impending positive announcement may raise the suspicion that the insider is using Rule 10b5-1 as a way to opportunistically time the market, thereby risking the likelihood that his or her future use of the affirmative defense will be successful.

It is generally suggested that plan terminations initiated by an insider take place during an open window, absent special circumstances and approval by the general counsel. It may also make sense for the general counsel to have the ability, but not the responsibility, to terminate the plan. Plans should also allow for mandatory suspension if legally required, for example due to Regulation M or tax reasons.

How long should a plan last? In order to minimize the need for early termination, the term of the plan should be carefully weighed at the outset. An optimal plan term will be long enough to distance the insider, and any current knowledge that he or she may have, from a particular trade but short enough that it will not require termination should the insider’s financial planning strategies change. A short “one-off” 10b5-1 plan can appear to be timed to take advantage of MNPI. On the other hand, the longer the plan term, the greater the likelihood that it will need to be modified or terminated. Most plans tend to have a term of six months to two years.

Should the company pre-clear or review an executive’s plan? It is generally recommended that the company pre-clear or review a proposed 10b5-1 plan, which may provide assurance that the plan complies with best practices. Certain companies disallow the third type of plan (one that gives the broker the right to determine whether, how and when to make purchases) in order to avoid the evidentiary difficulty associated with proving that the executive did not communicate with the broker with respect to trades under the plan. While this is not required, this is a prudent option to consider.

In addition to requiring a 10b-5 plan to be pre-approved by the Company, other limits that are sometimes considered are whether to set a maximum percentage of holdings that can be subject to a 10b5-1 plan, and rules for setting price floors.

Annex B

Request for Approval to Trade in the Securities of NusaTrip Incorporated

To: Chief Financial Officer / General Counsel

Print Name

I hereby request approval for myself (or a member of my immediate family or household or a family member whose transactions regarding securities of NusaTrip Incorporated are directed by me or are subject to my influence or control) to execute the following transaction relating to the securities of NusaTrip Incorporated

Type of transaction (check one):

¨	PURCHASE
¨	SALE
¨	EXERCISE OPTION (AND SELL SHARES)
¨	OTHER

Securities involved in transaction: __________________

Number of securities: ____________________________

Other (please explain): ___________________________

Name of beneficial owner if other than yourself: _______

Relationship of beneficial owner to yourself: ___________

Signature: _________________________________ Date: ________________

This Authorization is valid until the earlier of thirty (30) calendar days after the date of this Approval or until the commencement of a “blackout” period.

Approved by: _____________________________

Name: ___________________________________

Date: _______________________ Time: ___________________________

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Exhibit 107

Calculation of Filing Fee Tables

Form S-1

NusaTrip Incorporated

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered(1)	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price(1)	Fee Rate	Amount of Registration Fee
Newly Registered Securities
Fees to Be Paid	Equity	Common Stocks, par value US$0.0001 per share(1)(2)	Rule 457(o)	3,450,000	$5.0	$17,250,000.00	0.00015310	$2,640.98
		Common Stocks, par value US$0.0001 per share(3)	Rule 457(c)	1,066,668	$5.0	$5,333,340.00	0.00015310	$816.54
	Equity	Underwriters’ Warrant(4)	Rule 457(g)	-	-	-	-	-
	Equity	Common Stocks underlying Underwriters’ Warrant(5)	Rule 457(g)	241,500	$6.25	$1,509,375.00	0.00015310	$231.09
	Total Offering Amounts			$24,092,715.00			0.00015310	$3,688.61
	Total Fees Previously Paid							$-
	Total Fee Offsets							3,401.40	(6)
	Net Fee Due							$287.21

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933 (the “Securities Act”), as amended.

(2)	Pursuant to Rule 416 under the Securities Act, as amended, there is also being registered hereby such indeterminate number of additional Common Stocks of the Registrant as may be issued or issuable because of stock splits, stock dividends, stock distributions, and similar transactions.

(3)	This Registration Statement also covers the resale under a separate resale prospectus (the “Resale Prospectus”) by selling shareholders of the Registrant of up to 1,066,668 Common Stocks previously issued to the selling stockholders as named in the Resale Prospectus. Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended.

(4)	No fee required pursuant to Rule 457(g) under the Securities Act.

(5)	Represents Common Stocks underlying warrants issuable to the representative of the several underwriters to purchase up to an aggregate of 7.0% of the Common Stocks sold in the offering (including any Common Stocks pursuant to the exercise of the over-allotment option) at an exercise price equal to 125% of the public offering price. The warrants will be exercisable at any time after six months after the date of the closing of this offering and will expire seven years from the date of closing of this offering, and may be exercised on a cashless basis.

(6)	The Registrant’s Registration Statement on Form S-1 (Registration No. 333-283323) was initially filed on November 19, 2024 and was declared effective on February 14, 2025. There were no sales of the Registrant’s securities under such Registration Statement and the Registrant requested the Commission’s consent to the withdrawal of such Registration Statement on March 21, 2025.

Table 2: Fee Offset Claims and Sources

	Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Security Type Associated with Fee Offset Claimed	Security Title Associated with Fee Offset Claimed	Unsold Securities Associated with Fee Offset Claimed	Unsold Aggregate Offering Amount Associated with Fee Offset Claimed	Fee Paid with Fee Offset Source
Rules 457(b) and 0-11(a)(2)
Fee Offset Claims
Fee Offset Sources
Rule 457(p)
Fee Offset Claims	NusaTrip Incorporated	S-1	333-283323(a)	November 19, 2024		$3,401.40	Equity	Common Stocks	Common Stocks	$22,216,777.50	$3,401.40

(a)	The Registrant’s Registration Statement on Form S-1 (Registration No. 333-283323) was initially filed on November 19, 2024 and was declared effective on February 14, 2025. There were no sales of the Registrant’s securities under such Registration Statement and the Registrant requested the Commission’s consent to the withdrawal of such Registration Statement on March 21, 2025.